Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

As Filed with the Securities and Exchange Commission on January 21, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sabine Oil & Gas Corporation*
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	1311 (Primary Standard Industrial Classification Code Number)	47-2776179 (IRS Employer Identification Number)

1415 Louisiana Street, Suite 1600
Houston, Texas 77002
(832) 242-9600
(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Timothy D. Yang
Senior Vice President, Land & Legal, General Counsel, Chief Compliance Officer and Secretary
Sabine Oil & Gas Corporation
1415 Louisiana Street, Suite 1600
Houston, Texas 77002
(832) 242-9600
(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Copies to:

Douglas E. McWilliams
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the reincorporation merger described herein.

           If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

           If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

           Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

           Exchange Act Rule 14d-1(d) (Cross-Border Issuer Third Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)

Common Stock, par value $0.01 per share	198,149,753	$0.214	$42,404,047	$4,927.35

(1)
Represents the estimated maximum number of shares of the Registrant's common stock to be issued in connection with the reincorporation merger described herein. If the reverse stock split proposal, as described herein, is approved, the number will be subject to change.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rules 457(f)(1) and 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based on the average of the high and low prices of Sabine Oil & Gas Corporation, a New York corporation's common stock on the OTC Markets Group's OTCQB Marketplace on January 13, 14, 15, 16 and 20, 2015.

(3)
Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $116.20 per $1,000,000 of the proposed maximum aggregate offering price.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*
Sabine Oil & Gas Corporation, a Delaware corporation and wholly owned subsidiary of Sabine Oil & Gas Corporation, a New York corporation, will acquire Sabine Oil & Gas Corporation, a New York corporation, through the reincorporation merger discussed in this proxy statement/prospectus immediately prior to the issuance of the securities registered pursuant to this Registration Statement on S-4. In accordance with Rule 12g-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the shares of common stock of the Registrant, Sabine Oil & Gas Corporation, a Delaware corporation, will be deemed to be registered under Section 12(b) of the Exchange Act as the successor to Sabine Oil & Gas Corporation, a New York corporation.

EXPLANATORY NOTE

        The proxy statement/prospectus that forms a part of this Registration Statement consists of (i) a proxy statement relating to a special meeting of stockholders of Sabine Oil & Gas Corporation, a New York corporation (the "Company," "Sabine," "we," "us" and "our") and (ii) a prospectus relating to the common stock of Sabine Oil & Gas Corporation, a newly formed Delaware corporation and wholly owned subsidiary of Sabine ("New Delaware Holdco"), that is filed in connection with the proposed reincorporation merger of Sabine by means of a merger of a newly formed, wholly owned subsidiary of New Delaware Holdco, Sabine NY Merger Subsidiary, Inc., a New York corporation, with and into Sabine following which the former stockholders of Sabine will become stockholders of New Delaware Holdco.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. New Delaware Holdco may not distribute or issue the securities being registered pursuant to this registration statement until the registration statement, as filed with the Securities and Exchange Commission (of which this preliminary proxy statement/prospectus is a part), is effective. This preliminary proxy statement/prospectus is not an offer to sell nor should it be considered a solicitation of an offer to buy the securities described herein in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED JANUARY 21, 2015

Sabine Oil & Gas Corporation

SABINE OIL & GAS CORPORATION

IMPORTANT STOCKHOLDER MEETING—YOUR VOTE IS VERY IMPORTANT

Dear Sabine Oil & Gas Corporation Stockholder:

           On behalf of Sabine Oil & Gas Corporation, a New York corporation (the "Company," "us," "our," "we," or "Sabine"), you are cordially invited to attend a special meeting of stockholders of Sabine to be held on        , 2015, at            , local time,         at          .

           At the special meeting, you will be asked to consider and vote upon the following proposals:

        Reverse Stock Split Proposal.    A proposal to grant our board of directors discretionary authority to amend our certificate of incorporation to effect a reverse stock split of Sabine's common stock, by a ratio of no less than one-for-        and no more than one-for-        , with such ratio to be determined by our board of directors in its sole discretion (the "reverse stock split") and with such reverse stock split to be effective at such time and date, if at all, as determined by our board of directors in its sole discretion (the "reverse stock split proposal"). If the reverse stock split proposal is approved, at the time such amendment to the certificate of incorporation is implemented by our board of directors, the shares you hold of Sabine common stock will be exchanged for a number of shares of Sabine common stock reflecting the reverse stock split ratio ultimately determined by our board of directors.

        Reincorporation Merger Proposal.    A proposal to approve an agreement and plan of merger (the "reincorporation merger agreement"), pursuant to which Sabine NY Merger Subsidiary, Inc. ("Reincorporation Merger Sub"), a newly formed New York corporation and wholly owned subsidiary of Sabine Oil & Gas Corporation, a newly formed Delaware corporation and wholly owned subsidiary of Sabine ("New Delaware Holdco"), will merge with and into Sabine, with Sabine surviving the reincorporation merger as a wholly owned subsidiary of New Delaware Holdco (the "reincorporation merger proposal"). If the reincorporation merger proposal is approved and the transactions contemplated by the reincorporation merger agreement are completed, your shares in Sabine, as adjusted to reflect the aforementioned reverse stock split, will automatically be exchanged for shares in New Delaware Holdco.

        Delaware Certificate of Incorporation Proposals.    Proposals to approve five provisions in the New Delaware Holdco certificate of incorporation that will be in effect after the completion of the reincorporation merger and that are not in our current certificate of incorporation (the "Delaware certificate of incorporation proposals"):

  •
  Authorized Shares Proposal.  A provision in the New Delaware Holdco certificate of incorporation that would give New Delaware Holdco the authority to issue up to 2,500,000,000 shares of common stock and 500,000,000 shares of preferred stock, or, if the reverse stock split proposal is approved,            shares of common stock and            shares of preferred stock;

  •
  Director Removal Proposal.  A provision in the New Delaware Holdco certificate of incorporation that restricts the ability of stockholders to remove directors without cause following the Trigger Date, which is the earlier of (a) ten business days following the date on which First Reserve Fund XI, L.P. (together with its affiliates, "First Reserve") no longer beneficially owns in the aggregate more than 25% in voting power of the then-outstanding shares of New Delaware Holdco stock and (b) the business day following public announcement by First Reserve that First Reserve has made an election that the Trigger Date has occurred;

  •
  Special Meetings Proposal.  A provision in the New Delaware Holdco certificate of incorporation that limits the ability of stockholders to demand special meetings of stockholders to the following: (a) prior to the Trigger Date, at the request of the holders of record of 25% in voting power of the then-outstanding shares of stock and (b) on and after the Trigger Date, subject to any rights of holders of any series of preferred stock, the stockholders do not have the power to call a special meeting of the stockholders;

  •
  Bylaws Amendments Proposal.  A provision in the New Delaware Holdco certificate of incorporation that provides that New Delaware Holdco's bylaws may not be amended by its stockholders on and after the Trigger Date, except by the vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of New Delaware Holdco common stock entitled to vote thereon; and

  •
  Exclusive Forum Proposal.  A provision in the New Delaware Holdco certificate of incorporation that requires that certain actions and proceedings with respect to New Delaware Holdco be brought in the Court of Chancery of the State of Delaware.

        Amended and Restated LTIP Proposal.    A proposal to approve an increase in the number of shares reserved for issuance under the Sabine Oil & Gas Corporation 2014 Long Term Incentive Plan (the "Amended and Restated LTIP") (we refer to this proposal as the "Amended and Restated LTIP proposal"). If the Amended and Restated LTIP proposal is approved, the shares reserved for issuance under the Amended and Restated LTIP will be increased from 20,000,000 to 40,000,000 shares (as adjusted to reflect, if necessary, the aforementioned reverse stock split).

        Section 162(m) Proposal.    A proposal to reapprove the material terms of the Amended and Restated LTIP for purposes of complying with the requirements of Section 162(m) of the Internal Revenue Code (the "Section 162(m) reapproval") (we refer to this proposal as the "Section 162(m) proposal"). If the Section 162(m) proposal is approved, certain designated awards under the Amended and Restated LTIP may qualify for exemption from the deduction limitations of Section 162(m) of the Internal Revenue Code ("Section 162(m)").

        Adjournment Proposal.    A proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the reverse stock split, reincorporation merger or Delaware certificate of incorporation proposals (we refer to this proposal as the "adjournment proposal").

           This proxy statement/prospectus is being used to solicit proxies for a special meeting of Sabine common stockholders to approve each proposal. The Sabine board of directors has unanimously approved all of the above proposals and determined each to be advisable and in the best interests of Sabine and its stockholders, and unanimously recommends that Sabine common stockholders vote "FOR" all of the above proposals.

           We urge you to read this proxy statement/prospectus, including the annexes, carefully and in their entirety. In particular, you should consider the matters discussed under "Risk Factors" beginning on page 23, which contains a description of certain risks you may wish to consider in evaluating each of the proposals.

        Your vote is very important.    The approval of the reverse stock split proposal requires the affirmative vote of holders of a majority of the outstanding shares of Sabine common stock entitled to vote thereon at the special meeting. The approval of the reincorporation merger proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of Sabine common stock entitled to vote thereon at the special meeting. The approval of each of the other proposals requires the affirmative vote of holders of a majority of the shares of the Sabine common stock present (in person or by proxy) at the special meeting and entitled to vote thereon. Whether or not you expect to attend the special meeting, the details of which are described in this proxy statement/prospectus, please vote immediately by submitting your proxy by telephone, through the Internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed pre-paid envelope.

Sincerely,

David J. Sambrooks

President and Chief Executive Officer

Sabine Oil & Gas Corporation

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

           This proxy statement/prospectus is dated        , 2015 and is first being mailed to Sabine common stockholders on or about        , 2015.

SABINE OIL & GAS CORPORATION
1415 Louisiana Street, Suite 1600
Houston, Texas 77002

NOTICE OF SABINE OIL & GAS CORPORATION STOCKHOLDERS' MEETING
TO BE HELD ON                    , 2015

To Sabine Oil & Gas Corporation Stockholders:

        A special meeting of stockholders of Sabine Oil & Gas Corporation, a New York corporation ("Sabine"), will be held on                    , 2015, at                    , local time, at                     . The purpose of the special meeting is to allow Sabine common stockholders to consider and vote upon the following proposals:

  •
  Reverse Stock Split Proposal.  A proposal, which we refer to as the "reverse stock split proposal," to grant our board of directors discretionary authority to amend our certificate of incorporation to effect a reverse stock split of Sabine's common stock, by a ratio of no less than one-for-            and no more than one-for-            , with such ratio to be determined by our board of directors in its sole discretion (the "reverse stock split") and with such reverse stock split to be effective at such time and date, if at all, as determined by our board of directors in its sole discretion;

  •
  Reincorporation Merger Proposal.  A proposal, which we refer to as the "reincorporation merger proposal," to approve an agreement and plan of merger (the "reincorporation merger agreement"), pursuant to which Sabine NY Merger Subsidiary, Inc., a newly formed New York corporation ("Reincorporation Merger Sub") and wholly owned subsidiary of Sabine Oil & Gas Corporation, a newly formed Delaware corporation ("New Delaware Holdco"), and wholly owned subsidiary of Sabine, will merge with and into Sabine, with Sabine surviving the reincorporation merger as a wholly owned subsidiary of New Delaware Holdco;

  •
  Delaware Certificate of Incorporation Proposals.  Proposals, which we refer to as the "Delaware certificate of incorporation proposals," to approve five provisions in the New Delaware Holdco certificate of incorporation that will be in effect after the completion of the reincorporation merger and that are not in our current certificate of incorporation:

  •
  Authorized Shares Proposal.    A proposal, which we refer to as the "authorized shares proposal," to approve a provision in the New Delaware Holdco certificate of incorporation that would give New Delaware Holdco the authority to issue up to 2,500,000,000 shares of common stock and 500,000,000 shares of preferred stock, or, if the reverse stock split proposal is approved,                    shares of common stock and                    shares of preferred stock;

  •
  Director Removal Proposal.    A proposal, which we refer to as the "director removal proposal," to approve a provision in the New Delaware Holdco certificate of incorporation that restricts the ability of stockholders to remove directors without cause following the Trigger Date, which is the earlier of (a) ten business days following the date on which First Reserve Fund XI, L.P. (together with its affiliates, "First Reserve") no longer beneficially owns in the aggregate more than 25% in voting power of the then-outstanding shares of New Delaware Holdco stock and (b) the business day following public announcement by First Reserve that First Reserve has made an election that the Trigger Date has occurred;

  •
  Special Meetings Proposal.    A proposal, which we refer to as the "special meetings proposal," to approve a provision in the New Delaware Holdco certificate of incorporation that limits the ability of stockholders to demand special meetings of stockholders to the following: (a) prior to the Trigger Date, at the request of the holders of record of 25% in voting power of the then-outstanding shares of stock and (b) on and after the Trigger Date, subject to any rights of holders of any series of preferred stock, the stockholders do not have the power to call a special meeting of the stockholders;

    •
    Bylaws Amendments Proposal.    A proposal, which we refer to as the "bylaws amendments proposal," to approve a provision in the New Delaware Holdco certificate of incorporation that provides that New Delaware Holdco's bylaws may not be amended by its stockholders on and after the Trigger Date, except by the vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of New Delaware Holdco common stock entitled to vote thereon; and

    •
    Exclusive Forum Proposal.    A proposal, which we refer to as the "exclusive forum proposal," to approve a provision in the New Delaware Holdco certificate of incorporation that requires that certain actions and proceedings with respect to New Delaware Holdco be brought in the Court of Chancery of the State of Delaware;

  •
  Amended and Restated LTIP Proposal.  A proposal, which we refer to as the "Amended and Restated LTIP proposal," to approve an increase in the number of shares reserved for issuance under the Amended and Restated LTIP;

  •
  Section 162(m) Proposal.  A proposal, which we refer to as the "Section 162(m) proposal," to reapprove the material terms of the Amended and Restated LTIP for purposes of complying with the requirements of Section 162(m); and

  •
  Adjournment Proposal.  A proposal, which we refer to as the "adjournment proposal," to approve the adjournment or postponement of the special meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the reverse stock split, reincorporation merger or Delaware certificate of incorporation proposals.

        Your vote is very important. The approval of the reverse stock split proposal requires the affirmative vote of holders of a majority of the outstanding shares of Sabine common stock entitled to vote thereon at the special meeting. The approval of the reincorporation merger proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of Sabine common stock entitled to vote thereon at the special meeting. Each of the other proposals requires the affirmative vote of holders of a majority of the shares of Sabine common stock present (in person or by proxy) at the special meeting and entitled to vote thereon. The Sabine board of directors recommends that you vote "FOR" all of the proposals.

        Only holders of record of shares of Sabine common stock at the close of business on                    , 2015, the record date, are entitled to receive this notice and to vote at the special meeting.

        Whether or not you plan to attend the special meeting, please read the accompanying proxy statement/prospectus and then cast your vote as instructed in your proxy card, as promptly as possible. You can also cast your vote by using the telephone or Internet. If you have any questions, would like additional copies of the proxy statement/prospectus or need assistance with voting your shares of Sabine common stock, please contact Sabine's proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885.

Sincerely,
David J. Sambrooks President and Chief Executive Officer

[    •    ], 2015

WHERE YOU CAN FIND MORE INFORMATION

        You may obtain certain documents relating to Sabine at the Securities and Exchange Commission's website, www.sec.gov, and you may obtain certain of these documents at Sabine's website, www.sabineoil.com, by selecting "Investor Relations" then selecting "Financials" and then selecting "SEC Filings." Information contained on Sabine's website is expressly not incorporated by reference into this proxy statement/prospectus. To receive timely delivery of the documents in advance of the Sabine special meeting of stockholders, your request should be received no later than                , 2015.

        Sabine's board of directors is using this proxy statement/prospectus as a proxy statement to solicit proxies from Sabine's stockholders. In addition, New Delaware Holdco is using this proxy statement/prospectus as a prospectus for stockholders because New Delaware Holdco is offering shares of its common stock to be issued in exchange for shares of Sabine common stock in the reincorporation merger.

i

Annex A	Agreement and Plan of Merger and Reorganization dated as of , 2015, by and among Sabine Oil & Gas Corporation, a Delaware Corporation, Sabine NY Merger Subsidiary, Inc., a New York Corporation and Sabine Oil & Gas Corporation, a New York Corporation	A-1
Annex B	Form of Amended and Restated Certificate of Incorporation of Sabine Oil & Gas Corporation, a Delaware Corporation	B-1
Annex C	Form of Amended and Restated Bylaws of Sabine Oil & Gas Corporation, a Delaware Corporation	C-1
Annex D	Sabine Oil & Gas Corporation 2014 Long-Term Incentive Plan	D-1
Annex E	Form of Certificate of Amendment (Reverse Stock Split)	E-1

v

CERTAIN TERMS USED IN THIS PROXY STATEMENT/PROSPECTUS

        Unless the context otherwise requires, references in this prospectus to the following terms have the meanings set forth below:

  •
  "Combination" refers to the consummation of a series of transactions whereby certain indirect equityholders of Sabine O&G contributed the equity interests in Sabine O&G to Sabine Oil & Gas Corporation (which was then known as "Forest Oil Corporation"). In exchange for this contribution, the equityholders of Sabine O&G received shares of Sabine common stock and Series A senior non-voting equity-equivalent preferred stock ("Sabine Series A preferred stock") collectively representing approximately a 73.5% economic interest in Sabine and 40% of the total voting power in Sabine.

  •
  "Old Forest" refers to Sabine Oil & Gas Corporation, a New York corporation, prior to the Combination (which was then known as "Forest Oil Corporation").

  •
  "Old Forest Properties" refer to the oil and natural gas properties historically owned by Old Forest prior to the Combination.

  •
  "Sabine," "we," "us" or the "Company" refers to Sabine Oil & Gas Corporation, a New York corporation and the entity which survived the Combination, for periods subsequent to the closing of the Combination.

  •
  "Sabine O&G" refers to Sabine Oil & Gas LLC, a Delaware limited liability company and the accounting predecessor of Sabine.

  •
  "Sabine O&G Properties" refer to the oil and natural gas properties historically owned by Sabine O&G prior to the Combination.

QUESTIONS AND ANSWERS ABOUT THE SABINE SPECIAL MEETING

        The questions and answers below highlight only selected procedural information from this proxy statement/prospectus. They do not contain all of the information that may be important to you. You should read carefully the entire proxy statement/prospectus to fully understand the voting procedures for the Sabine special meeting.

Q:
Why am I receiving these materials?

A:
On December 16, 2014, pursuant to a series of transaction agreements, certain indirect equityholders of Sabine O&G (such indirect equityholders are referred to as the "Legacy Sabine Investors") contributed the equity interests in Sabine O&G to Sabine. In exchange for this contribution, the Legacy Sabine Investors received shares of Sabine common stock and Series A senior non-voting equity-equivalent preferred stock ("Sabine Series A preferred stock"), collectively representing approximately a 73.5% economic interest in Sabine and 40% of the total voting power in Sabine. Holders of Sabine common stock immediately prior to the closing of the Combination continued to hold their Sabine common stock following the closing, which immediately following the closing represented approximately a 26.5% economic interest in Sabine and 60% of the total voting power in Sabine. On December 19, 2014, the Company changed its name from "Forest Oil Corporation" to "Sabine Oil & Gas Corporation".

  Pursuant to the transaction agreements relating to the Combination, Sabine and Legacy Sabine Investors agreed to implement the reincorporation merger, subject to stockholder approval, and the Legacy Sabine Investors agreed to vote their shares of Sabine common stock in support of the reincorporation merger. On                  , 2015, Sabine, New Delaware Holdco and Reincorporation Merger Sub entered into an agreement and plan of merger attached hereto as Annex A (the "reincorporation merger agreement") pursuant to which Sabine NY Merger Subsidiary, Inc. ("Reincorporation Merger Sub"), a newly formed New York corporation and wholly owned subsidiary of Sabine Oil & Gas Corporation, a newly formed Delaware corporation and wholly owned subsidiary of Sabine ("New Delaware Holdco"), will merge (the "reincorporation merger") with and into Sabine, with Sabine surviving the reincorporation merger as a wholly owned subsidiary of New Delaware Holdco.

  It is the position of the Staff of the Securities and Exchange Commission (the "SEC") that, in connection with the reincorporation merger, you are also entitled to vote on proposals to approve certain provisions in New Delaware Holdco's certificate of incorporation that are not in our current certificate of incorporation. It is a condition to the completion of the reincorporation merger that approval of the Delaware certificate of incorporation proposals is obtained.

  Also in connection with the Combination, the New York Stock Exchange (the "NYSE") suspended trading in our common stock and commenced delisting proceedings due to our failure to meet the NYSE's initial listing standards. On December 17, 2014, our common stock began trading over the counter on the OTC Markets Group's OTCQB Marketplace (the "OTCQB"). Pursuant to the stockholder's agreement entered into in connection with the Combination (the "stockholder's agreement"), Sabine agreed to use its reasonable best efforts to list its common stock on the NYSE or NASDAQ Stock Market (the "NASDAQ"), and the Legacy Sabine Investors agreed to vote their shares in favor of the reverse stock split. Sabine intends to effect a reverse stock split to comply with the NYSE's or NASDAQ's minimum bid price listing requirement.

  This proxy statement/prospectus is being sent to Sabine common stockholders in connection with a special meeting of Sabine common stockholders to vote upon approval of the reincorporation merger, the reverse stock split and certain other proposals the Sabine board of directors has determined are in the best interests of Sabine and its stockholders. No vote of the Sabine Series A preferred stock is required or being requested.

Q:
What am I being asked to vote on?

A:
Sabine common stockholders are being asked to vote on the following proposals:

•
Reverse Stock Split Proposal.  A proposal, which we refer to as the "reverse stock split proposal," to grant our board of directors discretionary authority to amend our certificate of incorporation to effect a reverse stock split of Sabine's common stock, by a ratio of no less than one-for-        and no more than one-for-        , with such ratio to be determined by our board of directors in its sole discretion (the "reverse stock split") and with such reverse stock split to be effective at such time and date, if at all, as determined by our board of directors in its sole discretion;

•
Reincorporation Merger Proposal.  A proposal, which we refer to as the "reincorporation merger proposal," to approve the reincorporation merger agreement, pursuant to which Reincorporation Merger Sub will merge with and into Sabine, with Sabine surviving the reincorporation merger as a wholly owned subsidiary of New Delaware Holdco;

•
Delaware Certificate of Incorporation Proposals.  Proposals, which we refer to as the "Delaware certificate of incorporation proposals," to approve five provisions in the New Delaware Holdco certificate of incorporation that will be in effect after the completion of the reincorporation merger and that are not in our current certificate of incorporation:

•
Authorized Shares Proposal.    A proposal, which we refer to as the "authorized shares proposal," to approve a provision in the New Delaware Holdco certificate of incorporation that would give New Delaware Holdco the authority to issue up to 2,500,000,000 shares of common stock and 500,000,000 shares of preferred stock, or, if the reverse stock split proposal is approved,            shares of common stock and              shares of preferred stock;

•
Director Removal Proposal.    A proposal, which we refer to as the "director removal proposal," to approve a provision in the New Delaware Holdco certificate of incorporation that restricts the ability of stockholders to remove directors without cause following the Trigger Date, which is the earlier of (a) ten business days following the date on which First Reserve Fund XI, L.P. (together with its affiliates, "First Reserve") no longer beneficially owns in the aggregate more than 25% of the outstanding shares of New Delaware Holdco common stock and (b) the business day following public announcement by First Reserve that First Reserve has made an election that the Trigger Date has occurred;

•
Special Meetings Proposal.    A proposal, which we refer to as the "special meetings proposal," to approve a provision in the New Delaware Holdco certificate of incorporation that limits the ability of stockholders to demand special meetings of stockholders to the following: (a) prior to the Trigger Date, at the request of the holders of record of 25% in voting power of the then-outstanding shares of common stock and (b) on and after the Trigger Date, subject to any rights of holders of any series of preferred stock, the stockholders do not have the power to call a special meeting of the stockholders;

•
Bylaws Amendments Proposal.    A proposal, which we refer to as the "bylaws amendments proposal," to approve a provision in the New Delaware Holdco certificate of incorporation that provides that New Delaware Holdco's bylaws may not be amended by its stockholders on and after the Trigger Date, except by the vote of holder of not less than 66 2/3% in voting power of the then-outstanding shares of New Delaware Holdco common stock entitled to vote thereon; and

•
Exclusive Forum Proposal.    A proposal , which we refer to as the "exclusive forum proposal," to approve a provision in the New Delaware Holdco certificate of incorporation that requires that certain actions and proceedings with respect to New Delaware Holdco be brought in the Court of Chancery of the State of Delaware;

  •
  Amended and Restated LTIP Proposal.  A proposal, which we refer to as the "Amended and Restated LTIP proposal," to approve an increase in the number of shares reserved for issuance under the Amended and Restated LTIP;

  •
  Section 162(m) Proposal.  A proposal, which we refer to as the "Section 162(m) proposal," to reapprove the material terms of the Amended and Restated LTIP for purposes of complying with requirements of Section 162(m); and

  •
  Adjournment Proposal.  A proposal, which we refer to as the "adjournment proposal," to approve the adjournment or postponement of the special meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the reverse stock split, reincorporation merger or Delaware certificate of incorporation proposals.

Q:
What vote is required to approve each of the proposals?

A:
The approval of the reverse stock split proposal requires the affirmative vote of holders of a majority of the outstanding Sabine common stock entitled to vote at the special meeting. The approval of the reincorporation merger proposal requires the affirmative vote of holders of two-thirds of the outstanding Sabine common stock entitled to vote at the special meeting. The approval of each of the other proposals requires the affirmative vote of holders of a majority of the Sabine common stock present (in person or by proxy) at the special meeting and entitled to vote.

Q:
What if I do not vote my shares or if I abstain from voting?

A:
If you do not vote your Sabine common stock or abstain from voting in respect of the reverse stock split proposal or the reincorporation merger proposal, it will have the same effect as a vote against the reverse stock split proposal or the reincorporation merger proposal.

  If you abstain from voting on any of the other proposals, your Sabine common stock will be counted as present for purposes of establishing a quorum, but the abstention will have the same effect as a vote against that proposal. If you fail to vote on any of the other proposals, your Sabine common stock will not be counted as present and, therefore, will not affect the adoption of such proposal, except to the extent that your failure to vote prevents a quorum for voting on such proposal.

Q:
Can the reincorporation merger be completed if the reverse stock split or Delaware certificate of incorporation proposals are not approved?

A:
The completion of the reincorporation merger is conditioned upon, among other things, the listing of Sabine common stock on the NYSE or NASDAQ and the approval for listing of the common stock of New Delaware Holdco on the NYSE or NASDAQ. Based on the current trading price of Sabine's common stock, we expect that this condition to the reincorporation merger will not be satisfied in the near future unless and until the reverse stock split is completed. Accordingly, any failure to vote in favor of the reverse stock split proposal could decrease the likelihood of the reincorporation merger being completed.

  In addition, it is a condition to the completion of the reincorporation merger that approval of the Delaware certificate of incorporation proposals is obtained.

  The Sabine board of directors recommends that you vote "FOR" all of the proposals.

Q:
What are the tax consequences of the reverse stock split?

A:
The reverse stock split is intended to constitute a "recapitalization" for U.S. federal income tax purposes pursuant to section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the "Code"). Assuming the reverse stock split qualifies as a recapitalization, a holder of Sabine common stock generally will not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of fractional shares. Additionally, a holder of Sabine common stock generally will have the same aggregate basis in and holding period with respect to the Sabine common stock received pursuant to the reverse stock split as he or she had in the shares of Sabine common stock held by him or her immediately prior to the time the reverse stock split is consummated. For a more complete discussion of the material U.S. federal income tax consequences of the reverse stock split, see "Material U.S. Federal Income Tax Consequences—Reverse Stock Split" beginning on page 100.

Q:
What are the tax consequences of the reincorporation merger?

A:
The reincorporation merger is intended to qualify as a reorganization pursuant to section 368(a) of the Code. Assuming the reincorporation merger qualifies as a reorganization, a holder of Sabine capital stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder's shares of Sabine capital stock for shares of New Delaware Holdco capital stock in connection with the reincorporation merger, except with respect to cash received in lieu of fractional shares. Additionally, a holder of Sabine capital stock generally will have the same aggregate basis in and holding period with respect to the New Delaware Holdco capital stock received pursuant to the reincorporation merger as he or she had in the shares of Sabine capital stock held by him or her immediately prior to the time the reincorporation merger is consummated. For a more complete discussion of the material U.S. federal income tax consequences of the reincorporation merger, see "Material U.S. Federal Income Tax Consequences—Reincorporation Merger" beginning on page 101.

Q:
How does the Sabine board of directors recommend that I vote on the matters to be considered at the special meeting?

A:
The Sabine board of directors unanimously recommends that Sabine common stockholders vote:

•
"FOR" the reverse stock split proposal;

•
"FOR" the reincorporation merger proposal;

•
"FOR" the Delaware certificate of incorporation proposals;

•
"FOR" the Amended and Restated LTIP proposal;

•
"FOR" the Section 162(m) proposal; and

•
"FOR" the adjournment proposal.

Q:
When and where will the special meeting be held?

A:
The special meeting will be held on                , 2015, at        , local time, at                , subject to any adjournments or postponements.

Q:
Who is entitled to vote at the special meeting?

A:
The record date for the Sabine special meeting is        , 2015. Only record holders of Sabine common stock at the close of business on the record date for the Sabine special meeting are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. No other shares of Sabine capital stock are entitled to notice of and to vote at the special meeting.

Q:
How do I submit my proxy for the special meeting?

A:
If you were a holder of record of Sabine common stock at the close of business on the record date, you may vote in person by attending the special meeting or, to ensure that your shares are represented at the special meeting, you may authorize a proxy to vote:

•
By Internet.    Stockholders who received a notice about the Internet availability of the proxy materials may submit their proxy over the Internet by following the instructions on the notice. Stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies over the Internet by following the instructions on the proxy card or voting instruction card. Internet voting will be available until 11:59 p.m., local time, on            , 2015 or, if the special meeting is continued, adjourned or postponed, until 11:59 p.m., local time, on the day immediately before such continued, adjourned or postponed meeting.

•
By Telephone.    Stockholders of record may submit proxies by telephone, by calling the number included in the materials received from MacKenzie Partners, Inc. and following the instructions. In addition, you will need to have the control number that appears on your notice available when voting. Stockholders who are beneficial owners of their shares and who have received a voting instruction card may vote by calling the number specified on the voting instruction card provided by their broker, trustee, or nominee. Telephone voting will be considered at the special meeting if completed prior to 11:59 p.m., local time, on             , 2015 or, if the special meeting is continued, adjourned or postponed, until 11:59 p.m., local time, on the day immediately before such continued, adjourned or postponed special meeting.

•
By Mail.    Stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies by completing, signing, and dating their proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope. Proxy cards submitted by mail and received by Sabine after 5:00 p.m., local time, on            , 2015 may not be considered unless the special meeting is continued, adjourned or postponed, and then only if received before the date and time the continued, adjourned or postponed special meeting is held.

  If you hold Sabine common stock in "street name" through a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your Sabine common stock is represented at the special meeting.

Q:
How many votes do I have?

A:
Sabine common stockholders have one vote per share on each matter to be acted upon.

Q:
If my Sabine common stock is held in "street name" by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my stock for me?

A:
No. If your Sabine common stock is held in "street name," you must instruct the broker, bank, nominee or other holder of record on how to vote your shares. Your broker, bank, nominee or other holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank, nominee or other holder of record with this proxy statement/prospectus.

  Please follow the voting instructions provided by your bank, broker or other nominee so that it may vote your Sabine common stock on your behalf. Please note that you may not vote your Sabine common stock held in street name by returning a proxy card directly to Sabine or by voting in person at the special meeting unless you first obtain a "legal proxy" from your bank, broker or other nominee

Q:
What will happen if I return my proxy card without indicating how to vote?

A:
If you submit your proxy via the Internet, by telephone or by mail, the officers named on your proxy card will vote your shares in the manner you requested if you correctly submitted your proxy. If you are a stockholder of record and sign your proxy card and return it without indicating how to vote on any particular proposal, the Sabine common stock represented by your proxy will be voted in favor of that proposal.

Q:
May I vote in person?

A:
Yes. If you are a Sabine common stockholder of record at the close of business on            , 2015, you may attend the special meeting and vote your Sabine common stock in person, in lieu of submitting your proxy by telephone or Internet or returning your signed proxy card. If you hold your Sabine common stock in "street name" through a bank, broker or other nominee, you must provide a "legal proxy" at the special meeting in order to vote in person, which "legal proxy" you must obtain from your bank, broker or other nominee.

Q:
What do I do if I want to change my vote after I have delivered my proxy card?

A:
If you are a record holder of Sabine common stock, you may change or revoke your proxy at any time prior to the vote on the matters at the special meeting or, if the special meeting is continued, adjourned or postponed, the date and time of such continued, adjourned or postponed meeting by (1) delivering to Sabine's Secretary at Sabine's principal executive offices, located at 1415 Louisiana Street, Suite 1600, Houston, Texas 77002, a written revocation that must be received by Sabine prior to the date and time of the special meeting, or, if the special meeting is continued, adjourned or postponed, the date and time of such continued, adjourned or postponed meeting, (2) submitting another valid proxy card with a later date by mail, (3) voting by submitting a proxy by telephone or Internet prior to the date and time of the special meeting, or, if the special meeting is continued, adjourned or postponed, the date and time of such continued, adjourned or postponed meeting, or (4) attending the special meeting in person and giving Sabine's Inspector of Elections notice of your intent to vote your shares in person.

  If your shares are held in "street name" by a broker, bank or other nominee, please refer to the information forwarded to you by your broker, bank or other nominee for instructions on revoking or changing your proxy. If you intend to revoke your voting instructions you must ensure that such revocation is received by Sabine's Secretary prior to the date and time of the special meeting, or, if the special meeting is continued, adjourned or postponed, by the date and time of such continued, adjourned or postponed meeting.

  Any revocation received as of or after the vote on the matters at the special meeting or, if the special meeting is continued, adjourned or postponed, the date and time of such continued, adjourned or postponed meeting will not be effective. Attendance at the special meeting will not, by itself, revoke a proxy. Only your last submitted proxy card will be considered. Please cast your vote "FOR" the proposals, following the instructions in your proxy card, as promptly as practicable.

Q:
Am I entitled to exercise appraisal rights under the New York Business Corporation Law if I do not vote in favor of the reincorporation merger proposal?

A:
No. Under applicable law, no appraisal rights will be available to holders of Sabine common stock in connection with the reincorporation merger.

Q:
When do you expect to complete the reverse stock split and the reincorporation merger?

A:
The Sabine board of directors' decision as to when and at what ratio to implement the reverse stock split (if approved by stockholders) will be based on a number of factors, including its contractual obligations to the Legacy Sabine Investors, market conditions, existing and expected trading prices for Sabine common stock and the listing requirements of the NYSE and/or NASDAQ. Generally, however, assuming the reverse stock split is approved, the Sabine board of directors intends to complete the reverse stock split as soon as practicable once the completion of such reverse stock split would permit shares of Sabine's common stock to be listed on the NYSE or NASDAQ.

  Pursuant to the terms of the reincorporation merger agreement, assuming the reincorporation merger is approved, Sabine will complete the reincorporation merger promptly following the time the conditions to the reincorporation merger set forth in the reincorporation merger agreement have been satisfied. The completion of the reincorporation merger is conditioned upon, among other things, the listing of Sabine common stock on the NYSE or NASDAQ and the approval for listing of the common stock of New Delaware Holdco on the NYSE or NASDAQ. Based on the current trading price of Sabine's common stock, we expect that this condition to the reincorporation merger will not be satisfied in the near future unless and until the reverse stock split is completed.

Q:
What is the purpose of the reverse stock split proposal?

A:
In connection with the Combination, the NYSE suspended trading in our common stock and commenced delisting proceedings due to our failure to meet the NYSE's initial listing standards. On December 17, 2014, our common stock began trading over the counter on the OTCQB. Pursuant to the stockholder's agreement, Sabine agreed to use its reasonable best efforts to list its common stock on the NYSE or NASDAQ. Sabine intends to effect a reverse stock split to comply with the NYSE's or NASDAQ's minimum bid price listing requirement.

  In addition, because the completion of the reincorporation merger is conditioned upon, among other things, the listing of Sabine common stock on the NYSE or NASDAQ and the approval for listing of the common stock of New Delaware Holdco on the NYSE or NASDAQ, Sabine believes that, given the current trading price of Sabine common stock, the reverse stock split must be completed in order to complete the reincorporation merger.

  For additional information on the reasons Sabine's board of directors believes that the reverse stock split is in the best interests of Sabine, please see "Proposal No. 1—The Reverse Stock Split."

Q:
What is the purpose of the reincorporation merger proposal?

A:
For the reasons set forth in detail under "Proposal No. 2—The Reincorporation Merger," beginning on page 57, Sabine's board of directors believes that it is in the best interests of Sabine and its stockholders to change the state of incorporation from New York to Delaware. In addition, pursuant to the transaction agreements relating to the Combination, Sabine and Legacy Sabine Investors agreed to implement the reincorporation merger of Sabine into Delaware from New York, subject to stockholder approval, and the Legacy Sabine Investors agreed to vote their shares of Sabine common stock in support of the reincorporation merger. Stockholders are urged to read carefully that section of this proxy statement/prospectus, including the related annexes attached hereto, before voting.

  As discussed below, the principal reasons for the reincorporation merger are the greater flexibility of Delaware corporate law and the substantial body of case law interpreting that law. Sabine believes that its stockholders will benefit from the well-established principles of corporate governance that Delaware law affords. The amended and restated certificate of incorporation and the amended and restated bylaws of New Delaware Holdco are attached hereto as Annexes B and C, respectively.

  In addition, pursuant to the terms of the Sabine preferred stock issued to the Legacy Sabine Investors in the Combination, if the reincorporation merger is not approved at the special meeting, the holders of the Sabine preferred stock shall be entitled to receive dividends on each outstanding share at the rate of one-tenth of a share of Sabine preferred stock per year, from the date of the special meeting, until such time as the requisite approvals of the reincorporation merger or certain alternatives are approved. Please see "Proposal No. 2—The Reincorporation Merger—Consequences of a Failure to Obtain Approval of the Reincorporation Merger."

  Please see "Proposal No. 2—The Reincorporation Merger—Comparison of Rights of Sabine Stockholders Before and After the Reincorporation Merger," for a description of the material differences between Sabine's certificate of incorporation and bylaws and New Delaware Holdco's certificate of incorporation and bylaws, and certain differences as between New York and Delaware corporate law.

  To effect the reincorporation, Reincorporation Merger Sub, a wholly owned subsidiary of New Delaware Holdco, will merge with and into Sabine, with Sabine surviving the reincorporation merger as a wholly owned subsidiary of New Delaware Holdco. As a result of the reincorporation merger, each outstanding share of capital stock of Sabine, as adjusted to reflect the reverse stock split (if the reverse stock split has been completed), will be converted into one share of the same class and series of capital stock of New Delaware Holdco. Accordingly, the shares you currently hold will represent ownership interests in a Delaware corporation rather than a New York corporation.

Q:
Who can help answer my questions?

A:
If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact MacKenzie Partners, Inc. toll-free at (800) 322-2885. Banks and brokers may call collect at (212) 929-5500.

  You may also contact Sabine directly at:

  Sabine Oil & Gas Corporation
  1415 Louisiana Street, Suite 1600
  Houston, Texas 77002
  (832) 242-9600
  Attention: Secretary

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus and the documents referred to in this proxy statement/prospectus contain "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are statements that are not statements of historical fact, including statements about beliefs, opinions and expectations. Forward-looking statements are based on, and include statements about, our plans, prospects, expected future financial condition, results of operations, cash flows, dividends and dividend plans, objectives, beliefs, financing plans, business strategies, budgets, goals, future events, future revenues or performance, financing needs, outcomes of litigation, projected costs, operating metrics, capital expenditures, competitive positions, acquisitions, investment opportunities, integration, cost savings, synergies, growth opportunities, dispositions, plans and objectives of management for future operations and any other information that is not historical information. These statements, which may include statements regarding the period following completion of the reincorporation merger and the related transactions, include, without limitation, words such as "may," "will," "could," "should," "would," "expect," "plan," "project," "forecast," "intend," "anticipate," "believe," "estimate," "predict," "suggest," "view," "potential," "pursue," "target," "continue" and similar expressions and variations as well as the negative of these terms. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially from those expressed in them or indicated by them.

        These risks and uncertainties are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        Although we believe the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this proxy statement/prospectus to conform our prior statements to actual results or revised expectations and we do not intend to do so.

        These forward-looking statements appear in a number of places and include statements with respect to, among other things:

  •
  estimates of our oil and natural gas reserves;

  •
  our future financial condition, results of operations, revenues, cash flows, and expenses;

  •
  our future levels of indebtedness, liquidity, and compliance with debt covenants;

  •
  our ability to access the capital markets and the terms on which capital may be available to us;

  •
  our future business strategy and other plans and objectives for future operations;

  •
  our ability to integrate the historical Old Forest and Sabine O&G businesses and achieve synergies related to the Combination;

  •
  our business' competitive position;

  •
  our outlook on oil and natural gas prices;

  •
  the amount, nature, and timing of our future capital expenditures, including future development costs;

  •
  our potential future asset dispositions and other transactions, the timing of closing of such transactions and the use of proceeds, if any, from such transactions;

  •
  the risks associated with potential acquisitions or alliances by us;

  •
  the recruitment and retention of our officers and employees;

  •
  our expected levels of compensation;

  •
  the likelihood of success of and impact of litigation on us;

  •
  our assessment of its counterparty risk and the ability of its counterparties to perform its future obligations; and

  •
  the impact of federal, state, and local political, regulatory, and environmental developments in the United States and certain foreign locations where we conduct business operations.

        We expressly qualify in its entirety all forward-looking statements attributable to us or any person acting on our behalf by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

 SUMMARY

        This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all of the information that is important to you. You are urged to carefully read the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus to fully understand the reverse stock split proposal, the reincorporation merger proposal, the Delaware certificate of incorporation proposals, the Amended and Restated LTIP proposal and the Section 162(m) proposal. See "Where You Can Find More Information."

Information About the Companies (Page 49)

Sabine Oil & Gas Corporation

        Sabine is an independent oil and natural gas company engaged in the acquisition, development, exploitation and exploration of oil, natural gas properties and natural gas liquids primarily in North America. Sabine was incorporated in New York in 1924, as the successor to a company formed in 1916, and has been a publicly held company since 1969.

        On December 16, 2014, pursuant to a series of transaction agreements, the Legacy Sabine Investors contributed the equity interests in Sabine O&G to Sabine (which was then known as "Forest Oil Corporation"). In exchange for this contribution, the Legacy Sabine Investors received shares of Sabine common stock and Sabine Series A preferred stock collectively representing approximately a 73.5% economic interest in Sabine and 40% of the total voting power in Sabine. Holders of Sabine common stock immediately prior to the closing of the Combination continued to hold their Sabine common stock following the closing, which immediately following the closing represented approximately a 26.5% economic interest in Sabine and 60% of the total voting power in Sabine.

        On December 19, 2014, the Company filed a certificate of amendment with the New York Secretary of State to change its name from "Forest Oil Corporation" to "Sabine Oil & Gas Corporation". Sabine's principal executive offices and corporate headquarters are located at 1415 Louisiana Street, Suite 1600, Houston, Texas 77002. Sabine's telephone number at that address is (832) 242-9600.

        Following the consummation of the transactions contemplated by this proxy statement/prospectus, Sabine, which will be a wholly owned subsidiary of New Delaware Holdco, will be renamed as "Sabine Oil & Gas Corporation (New York)".

New Delaware Holdco

        Sabine Oil & Gas Corporation, a Delaware corporation, or "New Delaware Holdco," is a newly formed corporation and wholly owned subsidiary of Sabine. Sabine formed New Delaware Holdco for the purpose of serving as the holding company of Sabine following the reincorporation merger. Prior to the reincorporation merger, New Delaware Holdco will have no assets or operations other than those incident to its formation. New Delaware Holdco's principal executive offices and corporate headquarters are located at 1415 Louisiana Street, Suite 1600, Houston, Texas 77002. New Delaware Holdco's telephone number at that address is (832) 242-9600.

Reincorporation Merger Sub

        Sabine NY Merger Subsidiary, Inc., or "Reincorporation Merger Sub," is a newly formed New York corporation and wholly owned subsidiary of New Delaware Holdco. Sabine caused Reincorporation Merger Sub to be formed for the purpose of participating in the reincorporation merger. Prior to the reincorporation merger, Reincorporation Merger Sub will have no assets or operations other than those incident to its formation. Reincorporation Merger Sub's principal executive offices and corporate headquarters are located at 1415 Louisiana Street, Suite 1600, Houston, Texas 77002. Reincorporation Merger Sub's telephone number at that address is (832) 242-9600.

Sabine Special Meeting (Page 50)

        The special meeting will be held on                , 2015, at          , local time, at                , subject to any adjournments or postponements.

        The Sabine board of directors has established        , 2015 as the record date for the special meeting. Only record holders of Sabine common stock at the close of business on the record date for the special meeting are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. At the close of business on the record date, there were                shares of Sabine common stock outstanding and entitled to vote, which includes                of restricted shares beneficially owned by employees, officers and directors of Sabine subject to vesting. Holders of shares of Sabine common stock have one vote per share on each matter to be acted upon.

        Pursuant to the stockholder's agreement, the Legacy Sabine Investors have agreed to vote all of their shares of Sabine common stock in favor of the adoption of the reverse stock split and the reincorporation merger agreement and to take other actions in furtherance of the reincorporation merger. At the close of business on            , 2015, the Legacy Sabine Investors held             shares of Sabine common stock, representing approximately        % of the shares of Sabine common stock outstanding.

        The purpose of the special meeting is to vote upon the following proposals:

  •
  Reverse Stock Split Proposal (Page 54).  A proposal to grant our board of directors discretionary authority to amend our certificate of incorporation to effect the reverse stock split and with such reverse stock split to be effective at such time and date, if at all, as determined by our board of directors in its sole discretion;

  •
  Reincorporation Merger Proposal (Page 57).  A proposal to approve the reincorporation merger agreement pursuant to which Reincorporation Merger Sub will merge with and into Sabine, with Sabine surviving the reincorporation merger as a wholly owned subsidiary of New Delaware Holdco;

  •
  Delaware Certificate of Incorporation Proposals.  Proposals to approve five provisions in the New Delaware Holdco certificate of incorporation that will be in effect after the completion of the reincorporation merger and that are not in our current certificate of incorporation:

  •
  Authorized Shares Proposal (Page 82).    A proposal to approve a provision in the New Delaware Holdco certificate of incorporation that would give New Delaware Holdco the authority to issue up to 2,500,000,000 shares of common stock and 500,000,000 shares of preferred stock, or, if the reverse stock split proposal is approved,                shares of common stock and            shares of preferred stock;

  •
  Director Removal Proposal (Page 82).    A proposal to approve a provision in the New Delaware Holdco certificate of incorporation that restricts the ability of stockholders to remove directors without cause following the Trigger Date;

  •
  Special Meetings Proposal (Page 83).    A proposal to approve a provision in the New Delaware Holdco certificate of incorporation that limits the ability of stockholders to demand special meetings of stockholders to the following: (a) prior to the Trigger Date, at the request of the holders of record of 25% in voting power of the then-outstanding shares of stock and (b) on and after the Trigger Date, subject to any rights of holders of any series of preferred stock, the stockholders do not have the power to call a special meeting of the stockholders;

    •
    Bylaws Amendments Proposal (Page 83). A proposal to approve a provision in the New Delaware Holdco certificate of incorporation that provides that New Delaware Holdco's bylaws may not be amended by its stockholders on and after the Trigger Date, except by the vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of New Delaware Holdco common stock entitled to vote thereon; and

    •
    Exclusive Forum Proposal (Page 84).    A proposal to approve a provision in the New Delaware Holdco certificate of incorporation that requires that certain actions and proceedings with respect to New Delaware Holdco be brought in the Court of Chancery of the State of Delaware;

  •
  Amended and Restated LTIP Proposal (Page 85).  A proposal to approve an increase in the number of shares reserved for issuance under the Amended and Restated LTIP (as adjusted to reflect, if necessary, the aforementioned reverse stock split);

  •
  Section 162(m) Proposal (Page 96).  A proposal to reapprove the material terms of the Amended and Restated LTIP for purposes of complying with the requirements of Section 162(m); and

  •
  Adjournment Proposal (Page 98).  A proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the reverse stock split, reincorporation merger or Delaware certificate of incorporation proposals.

        The required vote to approve each proposal generally is as set forth in the table below.

Proposal	Required Vote
Reverse Stock Split Proposal (Item 1)	Affirmative vote of a majority of the outstanding Sabine common shares entitled to vote at the special meeting
Reincorporation Merger Proposal (Item 2)	Affirmative vote of two-thirds of the outstanding Sabine common shares entitled to vote at the special meeting
Delaware Certificate of Incorporation Proposals
• Authorized Shares Proposal (Item 3A)	Affirmative vote of a majority of the Sabine common shares present (in person or by proxy) at the special meeting and entitled to vote
• Director Removal Proposal (Item 3B)	Affirmative vote of a majority of the Sabine common shares present (in person or by proxy) at the special meeting and entitled to vote
• Special Meetings Proposal (Item 3C)	Affirmative vote of a majority of the Sabine common shares present (in person or by proxy) at the special meeting and entitled to vote
• Bylaws Amendments Proposal (Item 3D)	Affirmative vote of a majority of the Sabine common shares present (in person or by proxy) at the special meeting and entitled to vote
• Exclusive Forum Proposal (Item 3E)	Affirmative vote of a majority of the Sabine common shares present (in person or by proxy) at the special meeting and entitled to vote
Amended and Restated LTIP Proposal (Item 4)	Affirmative vote of a majority of the Sabine common shares present (in person or by proxy) at the special meeting and entitled to vote
Section 162(m) Proposal (Item 5)	Affirmative vote of a majority of the Sabine common shares present (in person or by proxy) at the special meeting and entitled to vote
Adjournment Proposal (Item 6)	Affirmative vote of a majority of the Sabine common shares present (in person or by proxy) at the special meeting and entitled to vote

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split (Page 100)

        The reverse stock split is intended to constitute a "recapitalization" for U.S. federal income tax purposes. Assuming the reverse stock split qualifies as a recapitalization, a holder of Sabine common stock generally will not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of fractional shares of Sabine common stock. Additionally, a holder of Sabine common stock generally will have the same aggregate basis in and holding period with respect to the Sabine common stock received pursuant to the reverse stock split as he or she had in the shares of Sabine common stock held by him or her immediately prior to the time the reverse stock split is consummated. You are urged to consult your own tax advisor regarding the particular consequences to you of the reverse stock split.

Material U.S. Federal Income Tax Consequences of the Reincorporation Merger (Page 101)

        The reincorporation merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Assuming the reincorporation merger qualifies as a reorganization, a holder of Sabine capital stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder's shares of Sabine capital stock for shares of New Delaware Holdco capital stock in connection with the reincorporation merger, except with respect to cash received in lieu of fractional shares of New Delaware Holdco capital stock. Additionally, a holder of Sabine capital stock generally will have the same basis in and holding period with respect to the New Delaware Holdco capital stock received pursuant to the reincorporation merger as he or she had in the shares of Sabine capital stock held by him or her immediately prior to the time the reincorporation merger is consummated. You are urged to consult your own tax advisor regarding the particular consequences to you of the reincorporation merger.

Markets and Market Prices

        New Delaware Holdco common stock is not currently traded on any stock exchange or quoted on any market. It is a condition to the consummation of the reincorporation merger, however, that the common stock of New Delaware Holdco be approved for listing on the NYSE or the NASDAQ. Shares of Sabine common stock are quoted on the OTCQB under the trading symbol "SOGC". On January 20, 2015, the closing price per share of Sabine common stock was $0.22.

Governance of New Delaware Holdco Following the Reincorporation Merger (Page 62)

        We expect that the membership of the New Delaware Holdco board of directors immediately after completion of the reincorporation merger will be the same as the membership of the Sabine board of directors today. We expect that upon completion of the reincorporation merger, the executive officers of New Delaware Holdco will be the same as the executive officers of Sabine prior to completion of the reincorporation merger.

Comparison of Rights of Sabine Stockholders Before and After the Reincorporation Merger (Page 63)

        Upon completion of the reincorporation merger, the rights of current Sabine stockholders will be governed by the Amended and Restated Certificate of Incorporation of New Delaware Holdco, which we refer to as the "New Delaware Holdco Charter," the Amended and Restated Bylaws of New Delaware Holdco, which we refer to as the "New Delaware Holdco Bylaws," and applicable Delaware law. While there will be substantial similarities between their rights as New Delaware Holdco stockholders and their rights as Sabine stockholders prior to the reincorporation merger, various differences are noted in "Comparison of Rights of Sabine Stockholders Before and After the Reincorporation Merger," below.

No Appraisal Rights

        Under applicable law, no appraisal rights will be available to holders of Sabine common stock in connection with the reincorporation merger.

Description of Sabine Capital Stock (Page 139)

        The current authorized capital stock of Sabine consists of 650,000,000 shares of common stock, par value $0.10 per share, of which approximately 198,149,753 shares are issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which 2,508,945 Series A senior non-voting equity-equivalent preferred shares are issued and outstanding.

Description of New Delaware Holdco Capital Stock (Page 141)

        The current authorized capital stock of New Delaware Holdco consists of 2,500,000,000 shares, par value $0.01 per share, of which approximately 100 shares are issued and outstanding, and 500,000,000 shares of preferred stock, par value $0.01 per share, of which none are issued and outstanding as of                        , 2015. If the reverse stock split is approved, the authorized capital stock of New Delaware Holdco will consist of        shares, par value $0.01 per share and                shares of preferred stock, par value $0.01 per share.

PREDECESSOR SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following selected historical consolidated financial data are derived from Sabine O&G's audited consolidated financial statements as of and for each of the years ended December 31, 2013, 2012 and 2011, Sabine O&G's unaudited consolidated financial statements as of and for each of the years ended December 31, 2010 and 2009 and from Sabine O&G's unaudited consolidated financial statements as of and for the nine months ended September 30, 2014 and 2013, respectively, all of which have been prepared in accordance with U.S. GAAP. The unaudited consolidated financial statements were prepared using the acquisition method of accounting with Sabine O&G considered the predecessor of the Company or the acquirer of Old Forest in the Combination. This information is not necessarily indicative of future results. You should read this data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Sabine Oil & Gas Corporation," and with Sabine O&G's audited financial statements as of and for the years ended December 31, 2013, 2012 and 2011 and its unaudited financial statements as of and for the nine months ended September 30, 2014 and 2013.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(in thousands)
	(unaudited)	(unaudited)
		(as restated)(1)		(as restated)(1)	(as restated)(1)	(unaudited)	(unaudited)
Total revenues	$356,546	$245,513	$354,978	$177,446	$201,552	$133,452	$82,894
Total operating expenses	243,598	170,426	246,656	843,627	58,182	108,700	626,801
Total operating income (loss) including noncontrolling interests	112,948	75,087	108,322	(666,181)	143,370	24,752	(543,907)
Total other income (expenses)	(81,967)	(65,825)	(97,745)	(20,618)	31,813	69,544	61,088
Less: Net income (loss) applicable to noncontrolling interests	—	—	—	17	(117)	(260)	(516)
Net income (loss) applicable to controlling interest	$30,981	$9,262	$10,577	$(686,782)	$175,066	$94,036	$(483,335)
Balance sheet data (at period end):
Cash and cash equivalents	$5,774	$16,278	$11,821	$6,193	$4,306	$4,437	$2,489
Total property, plant and equipment, net	1,721,493	1,456,585	1,380,042	1,256,210	1,351,815	648,044	326,248
Total assets	2,034,869	1,779,878	1,678,719	1,560,559	1,529,069	801,552	442,876
Long-term debt, including current portion	1,569,016	1,357,743	1,243,312	1,242,538	764,782	440,153	264,500
Total member's capital	231,991	199,695	201,010	200,433	624,128	247,207	93,129
Total liabilities and member's capital	2,034,869	1,779,878	1,678,719	1,560,559	1,529,069	801,552	442,876
Net cash flow provided by (used in):
Operating activities	128,249	149,771	217,198	144,166	159,032	105,715	82,704
Investing activities	(458,142)	(237,531)	(193,809)	(687,385)	(680,922)	(325,389)	(307,982)
Financing activities	323,846	97,845	(17,761)	545,106	521,759	221,622	223,644

(1)
Revised for the effects of the restatement of the years ended December 31, 2012 and 2011. Please see Note 2 of Sabine O&G's consolidated financial statements included in this proxy statement/prospectus for additional information about the reasons for the restatement and reconciliations for the restated periods commencing on or after January 1, 2011. The financial statements relating to the years ended December 31, 2010 and 2009 have also been restated, but such financial statements are unaudited.

        The following table presents a non-GAAP financial measure, "Adjusted EBITDA," which we use in our business. This measure is not calculated or presented in accordance with US GAAP. Please see

"Summary Selected Unaudited Pro Forma Condensed Consolidated Combined Financial and Operating Information of Sabine—Non-GAAP Financial Measure."

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(in thousands)
		(unaudited)
	(unaudited)	(as restated)(1)		(as restated)(1)	(as restated)(1)	(unaudited)	(unaudited)
Reconciliation of consolidated net income (loss) to Adjusted EBITDA
Net income (loss) applicable to controlling interests	$30,981	$9,262	$10,577	$(686,782)	$175,066	$94,036	$(483,335)
Adjustments to derive adjusted EBITDA:
Interest, net of capitalized interest	80,383	73,625	99,471	49,387	39,632	33,468	9,392
Depletion, depreciation and amortization	142,995	94,179	137,068	91,353	75,424	47,547	39,561
Impairments	1,659	6	1,125	664,438	4,192	1,711	540,084
Gain on bargain purchase	—	—	—	—	(99,548)	(372)	—
Other	8,410	1	1,739	599	439	1,156	8,662
Amortization of deferred rent	(72)	(222)	(249)	(532)	(406)	(320)	(140)
Accretion	668	655	952	862	628	493	407
Loss (gain) on derivative instruments	(6,033)	27,063	46,545	75,734	(1,272)	(51,996)	(18,272)
Option premium amortization	(9,774)	(859)	(1,171)	(56)	—	3,239	3,918
Net (income) loss applicable to noncontrolling interests	—	—	—	(17)	117	260	516

Adjusted EBITDA	$249,217	$203,710	$296,057	$194,986	$194,272	$129,222	$100,793

Reconciliation of net cash flows from operating activities to Adjusted EBITDA
Net cash flow provided by operating activities	$128,249	$149,771	$217,198	$144,166	$159,032	$105,715	$82,704
Interest adjustments	77,704	65,129	79,556	42,995	35,357	17,190	8,451
Working capital and other adjustments	43,264	(11,190)	(697)	7,825	(117)	6,317	9,638
Adjusted EBITDA	$249,217	$203,710	$296,057	$194,986	$194,272	$129,222	$100,793

(1)
Revised for the effects of the restatement of the years ended December 31, 2012 and 2011. Please see Note 2 of Sabine O&G's consolidated financial statements included in this proxy statement/prospectus for additional information about the reasons for the restatement and reconciliations for the restated periods commencing on or after January 1, 2011. The financial statements relating to the years ended December 31, 2010 and 2009 have also been restated, but such financial statements are unaudited.

 SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED
FINANCIAL AND OPERATING INFORMATION OF SABINE

        The unaudited pro forma condensed consolidated combined financial statements of Sabine are based on the historical financial statements of Sabine O&G as the predecessor. Under the acquisition method of accounting, Sabine O&G was the acquirer in the transactions. Consequently, Sabine O&G's assets and liabilities retained their carrying values. Additionally, Old Forest's assets acquired and liabilities assumed are to be recorded at their fair values measured as of the acquisition date. The preliminary estimated fair value of Old Forest's assets and liabilities approximates the preliminary purchase price. The unaudited pro forma condensed consolidated combined financial statements also reflect the closing of the sale of Old Forest's assets located in the Arkoma Basin in December 2014.

        The unaudited pro forma condensed consolidated combined statements of operations for the nine months ended September 30, 2014 and for the year ended December 31, 2013 combine the historical consolidated statements of operations of Sabine O&G and the historical consolidated statements of operations of Old Forest, giving effect to the Combination as if it had been consummated on January 1, 2013, the beginning of the earliest period presented. The unaudited pro forma condensed consolidated combined balance sheet combines the historical condensed consolidated balance sheet of Sabine O&G and the historical condensed consolidated balance sheet of Old Forest as of September 30, 2014, giving effect to the Combination as if it has been consummated on September 30, 2014. The historical consolidated financial statements of Old Forest have been adjusted to reflect certain reclassifications in order to conform to Sabine O&G's consolidated financial statement presentation.

        The following table presents Sabine's selected unaudited pro forma financial and operating data for the periods indicated:

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
	(in thousands, except per unit and operating data)
Key Performance Measure
Adjusted EBITDA(1)	$340,703	$397,611
Operating Data
Oil (Bbl/d)	8,956	6,429
NGL (Bbl/d)	7,932	6,174
Natural gas (Mcf/d)	182,014	168,690
Combined (Mcfe/d)	283,340	244,307
Statement of Income Data
Operating revenues	$519,072	$518,169
Operating expenses	559,014	446,347

Operating income	(39,942)	71,822
Interest expense	(127,958)	(161,454)
Loss on derivative instruments	(1,964)	(2,972)
Other, net	(13,159)	(3,232)
Income tax benefit (expense)	146	(2,560)

Net loss	$(182,877)	$(98,396)

Net loss per share:
Basic(2)	$(0.92)	$(0.49)
Diluted(2)	$(0.92)	$(0.49)
Balance Sheet Data (as of end of period)
Net property, plant and equipment	$1,936,276
Total assets	$2,669,645
Total long-term liabilities	$2,059,348
Total equity	$187,497

(1)
Adjusted EBITDA is a non-GAAP financial measure. Please see "Summary Selected Unaudited Pro Forma Condensed Consolidated Combined Financial and Operating Information of Sabine—Non-GAAP Financial Measure."

The following table provides a reconciliation of pro forma Adjusted EBITDA to net loss:

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
	(unaudited) (in thousands)
Adjusted EBITDA	$340,703	$397,611
Add (deduct):
Interest, net of capitalized interest	(127,958)	(161,454)
Depletion, depreciation and amortization	(193,132)	(197,184)
Ceiling test write-down of oil and natural gas properties	(206,280)	(57,636)
Loss on derivative instruments	12,985	(77,468)
Income taxes	146	(2,560)
Other, net	(9,341)	295

Net loss	$(182,877)	$(98,396)

(2)
Subject to revision for effects of the reverse stock split.

Non-GAAP Financial Measure

        We believe the presentation of Adjusted EBITDA provides useful information to investors to evaluate the operations of the business excluding certain items and for the reasons set forth below. Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow operating activities or any other measure of financial performance presented in accordance with GAAP. Sabine's Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner.

        Sabine uses Adjusted EBITDA for the following purposes:

  •
  to assess the financial performance of Sabine's assets, without regard to financing methods, capital structure or historical cost basis;

  •
  to assess Sabine's operating performance and return on capital as compared to those of other companies in the oil and gas industry, without regard to financing or capital structure;

  •
  to assess the viability of acquisition and capital expenditure projects and the overall rates of return on alternative investment opportunities;

  •
  to assess the ability of Sabine's assets to generate cash sufficient to pay interest costs, pay distributions and support indebtedness;

  •
  for various purposes, including strategic planning and forecasting;

  •
  the Indenture of Sabine O&G dated as of February 12, 2010 (as supplemented, modified or amended, the "Legacy Sabine O&G Indenture") contains covenants that, among other things, limit Sabine's ability and the ability of Sabine's restricted subsidiaries to incur additional indebtedness unless the ratio of adjusted consolidated EBITDA to adjusted consolidated interest expense over the trailing four fiscal quarters will be at least 2.0 to 1.0 (subject to exceptions for borrowings within certain limits under Sabine's new reserve based revolving credit facility (the "New Revolving Credit Facility")); and

  •
  the New Revolving Credit Facility requires Sabine to comply with a financial maintenance ratio in the form of a first lien secured leverage ratio not to exceed 3.0 to 1.0 which is defined as a ratio of adjusted EBITDA for the period of four fiscal quarters then ending to consolidated first lien secured debt.

RISK FACTORS

        In addition to the other information contained in this proxy statement/prospectus, including the matters addressed in "Cautionary Statement Regarding Forward-Looking Statements," you should carefully consider the following risk factors before deciding how to vote.

Risks Relating to the Reverse Stock Split

The reverse stock split does not guarantee that we will comply with the NYSE's or NASDAQ's listing requirements.

        We plan to effect a reverse stock split of our common stock to enable us to comply with the NYSE's or NASDAQ's minimum bid price listing requirement. Notwithstanding the reverse stock split and compliance with the NYSE's or NASDAQ's minimum bid price listing requirement, if we are able to obtain listing on the NYSE or NASDAQ we may not be able to maintain a price per share of our common stock in excess of $1.00 per share or the additional criteria for continued listing of our common stock set forth by the NYSE or NASDAQ. Completion of the reverse stock split would likely allow us to comply with the NYSE's or NASDAQ's minimum bid price listing requirement. Nevertheless, there are other listing requirements for each exchange that we may not be able to satisfy, including the requirement that a company intending to listing on the NYSE or NASDAQ have a minimum public float of a certain amount. Our inability to comply with the NYSE's or NASDAQ's minimum bid price, minimum public float or other listing requirements may have a material adverse effect on our stock price, our business and our prospects.

Risks Relating to the Reincorporation Merger

The merger may be delayed or not completed if New Delaware Holdco is not able to obtain approval for the listing of its common stock on the NYSE or NASDAQ.

        The reincorporation merger agreement contains a number of conditions that must be satisfied or waived prior to the completion of the reincorporation merger, including a condition that the stock of New Delaware Holdco being issued to stockholders of Sabine in the reincorporation merger be approved for listing on the NYSE or NASDAQ. Sabine does not currently satisfy the listing requirements for either NYSE or NASDAQ, and may not satisfy such listing requirements in the future. Please see "The reverse stock split does not guarantee that we will comply with the NYSE's or NASDAQ's listing requirements."

We may not obtain the expected benefits of the reincorporation merger.

        We believe our reincorporation merger and organization into a holding company structure will provide us with benefits in the future, as described under "Proposal No. 2—The Reincorporation Merger—Reasons for the Reincorporation Merger." These expected benefits may not be obtained if market conditions or other circumstances prevent New Delaware Holdco from taking advantage of the strategic, business and financing flexibility that the reincorporation merger will affords it. In addition, the holding company structure may not keep the assets and liabilities of Sabine and any new businesses it acquires legally separate. As a result, Sabine may incur the costs of implementing the reincorporation merger without realizing the possible benefits. These costs include the increased administrative costs and expenses associated with keeping separate records, and in some cases making separate regulatory filings for New Delaware Holdco and Sabine.

As a stockholder of a Delaware corporation, your rights after the reincorporation merger will be different from, and may be less favorable than, your current rights as a stockholder of a New York corporation.

        Upon completion of the reincorporation merger, the rights of New Delaware Holdco stockholders will be governed by the New Delaware Holdco Charter, the New Delaware Holdco Bylaws and applicable Delaware law. While there will be substantial similarities between their rights after the reincorporation merger and their rights as Sabine stockholders prior to the reincorporation merger, various differences are noted in "Comparison of Rights of Sabine Stockholders Before and After the Reincorporation Merger". Some of the material differences are listed as follows:

  •
  New Delaware Holdco will be authorized to issue up to 2,500,000,000, rather than 650,000,000, shares of common stock and 500,000,000, rather than 10,000,000, shares of preferred stock, or if the reverse stock split is approved,                    shares of common stock and                    shares of preferred stock.

  •
  New Delaware Holdco's stockholders are restricted from removing directors without cause following the Trigger Date, whereas Sabine's stockholders may remove a director without cause by the vote of two-thirds of the outstanding shares entitled to vote thereon.

  •
  The ability of New Delaware Holdco's stockholders to demand special meetings of stockholders are limited to the following: (a) prior to the Trigger Date, at the request of the holders of record of 25% of the outstanding shares of common stock and (b) on and after the Trigger Date, subject to any rights of holders of any series of preferred stock, the stockholders do not have the power to call a special meeting of the stockholders, whereas neither Sabine's charter nor its bylaws expressly provide for the right of Sabine's stockholders to demand the call of special meetings of stockholders.

  •
  New Delaware Holdco's certificate of incorporation requires certain actions and proceedings with respect to New Delaware Holdco to be brought in the Court of Chancery of the State of Delaware, whereas no such restrictions exist in Sabine's bylaws or certificate of incorporation with respect to actions brought by Sabine's stockholders.

Risks Relating to Our Business

        You should read and consider the following risk factors specific to our business that will also affect New Delaware Holdco after the reincorporation merger.

Oil, natural gas and NGLs prices are volatile. The recent decline in oil, natural gas and NGLs prices has adversely affected our financial position, financial results, cash flow, access to capital and ability to grow.

        Our future financial condition, revenues, results of operations and rate of growth depend primarily upon the prices it receives for its oil and natural gas production, and the carrying value of its oil and natural gas properties is dependent upon prevailing prices for oil, natural gas and NGLs. Oil, natural gas and NGLs prices historically have been volatile, and are likely to continue to be volatile in the future, especially given current economic and geopolitical conditions. The New York Mercantile Exchange ("NYMEX") natural gas prices during 2014 ranged from a high of $6.15 to a low of $2.89 per MMBtu and the NYMEX oil prices during 2014 ranged from a high of $106.91 to a low of $53.27 per Bbl. This price volatility also affects the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital.

        The recent decreases in oil and gas prices have adversely affected our revenues, net income, cash flow and proved reserves. Continued price decreases could have a material adverse effect on our operations and limit our ability to fund capital expenditures. Without the ability to fund capital expenditures, we would be unable to replace reserves and production. Sustained decreases in oil and gas prices will further adversely affect our revenues, net income, cash flows, proved reserves and our ability to fund capital expenditures.

        Prices for oil, natural gas and NGLs may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, such as:

  •
  the regional, domestic and foreign supply of oil and natural gas;

  •
  uncertainty in capital and commodities markets;

  •
  the price of foreign imports;

  •
  the ability and willingness of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

  •
  overall domestic and global economic conditions;

  •
  political and economic conditions in oil and natural gas producing countries, including the Middle East, Africa, South America and Russia;

  •
  the level of consumer product demand;

  •
  weather conditions;

  •
  technological advances affecting energy consumption;

  •
  domestic and foreign governmental regulations and taxes;

  •
  proximity and capacity of oil and natural gas pipelines and other transportation facilities;

  •
  the price and availability of competitors' supplies of oil and natural gas and alternative fuels;

  •
  variations between product prices at sales points and applicable index prices; and

  •
  the continued threat of terrorism and the impact of military and other action, including U.S. military operations in the Middle East.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in our business or our industry and place us at a competitive disadvantage.

        As of January 15, 2015, the total outstanding principal amount of our long-term indebtedness was $2,415 million, consisting of indebtedness under the New Revolving Credit Facility, Sabine O&G's 9.75% Senior Notes due 2017 (the "Legacy Sabine O&G Notes"), Old Forest's 7.25% Senior Notes due 2019 (the "2019 Legacy Forest Notes") and Old Forest's 7.50% Senior Notes due 2020 (the "2020 Legacy Forest Notes" and, together with the 2019 Legacy Forest Notes, the "Legacy Forest Notes"), and Sabine O&G's $700 million term loan facility (as amended, the "Term Loan Facility"), and approximately $406 million would have been available for additional borrowings under the New Revolving Credit Facility after giving effect to $29 million of outstanding letters of credit and the borrowing base as of January 15, 2015.

        If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans such as: refinancing or restructuring our debt, reducing the cash we distribute to our general and limited partners, selling assets, reducing or delaying scheduled expansions and capital investments, or seeking to raise additional capital.

        We cannot assure you that we would be able to enter into these alternative financing plans on commercially reasonable terms or at all. However, any alternative financing plans that we undertake, if necessary, may not allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations or to obtain alternative financing could materially and adversely affect our business, results of operations, financial condition and business prospects, as well as our ability to satisfy our obligations in respect of the New Revolving Credit Facility, the Legacy Sabine O&G Notes, the Legacy Forest Notes, and the Term Loan Facility.

        Our debt could have important consequences to you. For example, it could increase our vulnerability to general adverse economic and industry conditions, limit our ability to fund future capital expenditures and working capital, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow from operations to payments of interest and principal on our debt or to comply with any restrictive terms of our debt, result in an event of default if we fail to satisfy our obligations with respect to our indebtedness or fail to comply with the financial and other restrictive covenants contained in the New Revolving Credit Facility, the Legacy Sabine O&G Indenture, the Legacy Forest Indentures, the Term Loan Facility or other agreements governing our indebtedness, which event of default could result in all of our debt becoming immediately due and payable and could permit our lenders to foreclose on any of our assets securing such debt, require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities, increase our cost of borrowing, restrict us from making strategic acquisitions or causing us to make non-strategic divestitures, prevent us from raising the funds necessary to repurchase all notes tendered to us upon the occurrence of certain changes of control, which failure to repurchase would constitute a default under the Legacy Sabine O&G Indenture, Old Forest's Indenture dated as of June 6, 2007 (the "2019 Legacy Forest Indenture") and Old Forest's Indenture dated as of September 17, 2012 (the "2020 Legacy Forest Indenture" and, together with the 2019 Legacy Forest Indenture, the "Legacy Forest Indentures"), limit our flexibility in planning for, or reacting to, changes in our business or industry in which we operate, placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore may be able to take advantage of opportunities that our leverage prevents us from exploring; impair our ability to obtain additional financing in the future, and place us at a competitive disadvantage compared to our competitors that have less debt.

        In addition, if we fail to comply with the covenants or other terms of any agreements governing our debt, our lenders may have the right to accelerate the maturity of that debt and foreclose upon the collateral securing that debt. Realization of any of these factors could adversely affect our financial condition.

Restrictions in our existing and future debt agreements could limit our growth and our ability to respond to changing conditions.

        The New Revolving Credit Facility, the Term Loan Facility, the Legacy Sabine O&G Indenture and the Legacy Forest Indentures contain a number of significant covenants in addition to covenants restricting the incurrence of certain kinds of additional debt. For example, the New Revolving Credit Facility requires us, among other things, to maintain a financial maintenance ratio in the form of a first lien secured leverage ratio not to exceed 3.0 to 1.0. These restrictions also limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under the Legacy Sabine O&G Indenture, the Term Loan Facility, our New Revolving Credit Facility, and the Legacy Forest Indentures impose on it. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of its common stock and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

        The New Revolving Credit Facility limits the amounts it can borrow up to the lesser of the committed amount and a borrowing base amount, which is subject to redeterminations by the lenders semi-annually each April 1 and October 1, beginning April 1, 2015 or such later time as we may agree upon request of the administrative agent, or as the majority lenders may agree upon our request. We and, after the first scheduled redetermination, the lenders may each request two unscheduled borrowing base redeterminations during any 12-month period. The borrowing base under the New Revolving Credit Facility could increase or decrease in connection with a redetermination with increases being subject to the approval of all lenders and decreases (and redeterminations maintaining the borrowing base) being subject to the approval of two-thirds of the lenders as measured by exposure. The borrowing base is also subject to reduction as a result of certain issuances of additional debt, certain asset sales, cancellation of certain hedging positions or lack of sufficient title information. A reduction of the borrowing base would require us to repay outstanding exposure under the New Revolving Credit Facility in excess of the new borrowing base. While reductions in our borrowing base will be subject to the discretion of our lenders, lower oil, natural gas and NGL prices, such as those experienced in early 2015, may increase the likelihood of reduction in our borrowing base in the future.

        The New Revolving Credit Facility, the Term Loan Facility, the Legacy Sabine O&G Indenture and the Legacy Forest Indentures contain certain other covenants, including restrictions on our ability to create or incur liens, make dividends and other restricted payments, sell assets, engage in transactions with affiliates or merge or consolidate, in each case subject to certain carve-outs and exceptions. For more information regarding the existing debt agreements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Sabine Oil & Gas Corporation."

        A breach of any covenant in Sabine's New Revolving Credit Facility, the Term Loan Facility, the Legacy Sabine O&G Indenture, the Forest Indentures or other agreements governing any other indebtedness that Sabine may incur from time to time would result in a default under such agreement after any applicable grace periods. A default, if not waived, could result in acceleration of the debt outstanding under the agreement and a default with respect to, and an acceleration of, the debt outstanding under other debt agreements. The accelerated debt would become immediately due and payable. If that occurs, Sabine may not be able to make all of the required payments or borrow sufficient funds to refinance such debt. Even if new financing were available at that time, it may not be on terms that are acceptable to Sabine. If Sabine is unable to repay the accelerated amounts, its creditors could proceed against the collateral granted to them to secure such debt. If Sabine's debt is in default for any reason, its business, financial condition and results of operations could be materially and adversely affected.

We face the risk as a combined company of not being able to continue as a going concern.

        The financial statements included in this proxy statement/prospectus have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if we are unable to continue as a going concern. Old Forest previously disclosed in its unreviewed Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 filed on August 18, 2014, that by year end 2014 the ratio of its total debt to EBITDA may exceed the maximum allowed under its bank credit facility unless it undertook certain mitigating actions.

        Our existing and future debt agreements could create issues as the debt matures that will threaten our ability to continue as a going concern. While we will attempt to take appropriate mitigating actions in the event that such a risk arises, there is no assurance that that any particular actions with respect to curing potential defaults in our existing and future debt agreements will be sufficient.

We failed to meet applicable New York Stock Exchange requirements following the Combination and as a result our stock was delisted from the NYSE, which could adversely affect the market liquidity of our common stock and harm our businesses.

        Upon the closing of the Combination, the NYSE suspended trading in our common stock and commenced delisting proceedings due to our failure to meet the initial listing standards under Rule 102.01 of the NYSE Listed Company Manual. On December 17, 2014, our common stock began trading over the counter on the OTCQB under the ticker symbol "SOGC." We continue to file periodic reports with the Securities and Exchange Commission in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended.

        Our delisting from the NYSE and commencement of trading on the OTCQB has resulted and may continue to result in a reduction in some or all of the following, each of which could have a material adverse effect on our stockholders:

  •
  the liquidity of our common stock;

  •
  the market price of shares of our common stock;

  •
  our ability to obtain financing for the continuation of our operations;

  •
  the number of institutional and other investors that will consider investing in shares of our common stock;

  •
  the number of market markers in shares of our common stock;

  •
  the availability of information concerning the trading prices and volume of shares of our common stock; and

  •
  the number of broker-dealers willing to execute trades in shares of our common stock.

Sabine may encounter difficulties in integrating Old Forest and Sabine O&G's businesses and realizing the anticipated benefits of the Combination.

        The Combination involved the combination of two companies which previously operated as independent companies. We have had to devote management attention and resources to integrating its business practices and operations. Potential difficulties Sabine may encounter in the integration process include the following:

  •
  the inability to successfully integrate the respective businesses of Old Forest and Sabine O&G in a manner that permits Sabine to achieve the cost savings and operating synergies anticipated to result from the Combination, which could result in the anticipated benefits of the Combination not being realized partly or wholly in the time frame currently anticipated or at all;

  •
  lost sales and customers as a result of certain customers of either or both of the two companies deciding not to do business with Sabine, or deciding to decrease their amount of business in order to reduce their reliance on a single company;

  •
  integrating personnel from the two companies while maintaining focus on providing consistent, high quality products and services;

  •
  potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Combination; and

  •
  performance shortfalls at one or both of the two companies as a result of the diversion of management's attention caused by completing the merger and integrating the companies' operations.

Business issues historically faced by one company may be imputed to the operations of the other company.

        To the extent that either Sabine O&G or Old Forest had or was perceived by customers to have had operational challenges, those challenges may raise concerns by customers of the other company now that the Combination has been completed, which may limit or impede our future ability to obtain additional work from those customers.

Sabine could incur substantial expenses related to the integration of Old Forest and Sabine O&G.

        Sabine expects to incur substantial expenses in connection with integrating the respective businesses, policies, procedures, operations, technologies and systems of Old Forest and Sabine O&G. There are a large number of systems that must be integrated, including information management, purchasing, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance. There are a number of factors beyond the control of either party that could affect the total amount or the timing of all of the expected integration expenses. These expenses could, particularly in the near term, reduce the savings that we expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the merger. These integration expenses may result in Sabine taking significant charges against earnings now that the Combination has been completed.

Estimates of reserves and future net cash flows are not precise. The actual quantities of our reserves and future net cash flows may prove to be lower than estimated.

        Numerous uncertainties exist in estimating quantities of reserves and future net cash flows therefrom. Our estimates of reserves and related future net cash flows are based on various assumptions, which may ultimately prove to be inaccurate. Petroleum engineering is a subjective process of estimating accumulations of oil or natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows depend upon a number of variable factors and assumptions, including the following:

  •
  historical production from the area compared with production from other producing areas;

  •
  the quality, quantity and interpretation of available relevant data;

  •
  the assumed effects of regulations by governmental agencies;

  •
  assumptions concerning future commodity prices; and

  •
  assumptions concerning future operating costs, severance, ad valorem and excise taxes, development costs, and workover and remedial costs.

        Because all reserve estimates are to some degree subjective, each of the following items, or other items not identified below, may differ materially from those assumed in estimating reserves:

  •
  the quantities of oil and natural gas that are ultimately recovered;

  •
  the production and operating costs incurred;

  •
  the amount and timing of future development expenditures; and

  •
  future commodity prices.

        Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material.

        The estimated discounted future net cash flows from proved reserves related to the Old Forest Properties and the Sabine O&G Properties included in this proxy statement/prospectus are based on prices determined under the rules of the SEC in effect on the date of computation, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by other factors, including:

  •
  the amount and timing of actual production;

  •
  levels of future capital spending;

  •
  increases or decreases in the supply of or demand for oil and natural gas; and

  •
  changes in governmental regulations or taxation.

        Accordingly, estimates included herein of future net cash flows may be materially different from the future net cash flows that are ultimately received. In addition, the ten percent discount factor mandated by the rules and regulations of the SEC to be used in calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general. Therefore, the estimates of discounted future net cash flows included in this proxy statement/prospectus should not be construed as accurate estimates of the current market value of our proved reserves.

Our business requires substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms or at all, which could lead to a loss of properties and a decline in our oil and natural gas reserves and production.

        The oil and natural gas industry is capital intensive. During the years ended December 31, 2013 and 2012, Sabine O&G incurred approximately $431 million and $131 million in capital expenditures (excluding acquisitions and divestitures), respectively, and Sabine O&G's full year capital expenditure forecast for 2014 is expected to total approximately $582 million (excluding acquisitions and divestitures). We expect to continue to make substantial capital expenditures for the acquisition, development and production of oil and natural gas reserves. During the years ended December 31, 2013 and 2012, Old Forest incurred approximately $350 million and $733 million in capital expenditures of continuing operations for property exploration, development and leasehold acquisitions. Management of Sabine has not yet completed the consolidation of the operating results of the combined company properties for the year ended December 31, 2014.

        The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments.

        To date, Sabine O&G has financed its capital expenditures primarily with capital contributions by its equity sponsors, proceeds from bank borrowings, cash generated by operations and net proceeds from the sale of the Legacy Sabine O&G Notes and Old Forest has financed its capital expenditures primarily with cash flows from operations and borrowings under its bank credit facility. We intend to finance future capital expenditures through, among other things, cash flow from operations, borrowings under the New Revolving Credit Facility that amended and restated Sabine O&G's revolving credit facility, the issuance of debt or equity securities and the sale of assets. Our cash flow from operations and access to capital are subject to a number of variables, including:

  •
  our proved reserves;

  •
  the level of oil and natural gas we are able to produce from existing wells;

  •
  the prices at which we are able to sell oil, natural gas and NGLs;

  •
  the costs of developing and producing its oil and natural gas reserves;

  •
  our ability to acquire, locate and produce new reserves;

  •
  global credit and securities markets; and

  •
  the ability and willingness of lenders and investors to provide capital and the cost of that capital.

        If our cash flows or the borrowing base under the New Revolving Credit Facility decrease as a result of lower oil, natural gas and NGLs prices, operating difficulties, declines in reserves or for any other reason, we may be required to seek additional debt or equity financing to fund our operations and capital expenditures. Our Term Loan Facility, the New Revolving Credit Facility, the Legacy Sabine O&G Indenture and the Legacy Forest Indentures restrict our ability to obtain certain kinds of new financing, and we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If we are unable to secure sufficient capital to meet our capital requirements, we may be required to curtail operations, which could lead to a possible loss of properties and an adverse impact on our oil and natural gas reserves, production, revenues and results of operations.

Drilling for and producing oil and natural gas are risky activities with many uncertainties that could adversely affect our business, financial condition and results of operations.

        Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for oil and natural gas can be unprofitable, not only from dry holes, but from productive wells that do not produce sufficient revenues to return a profit. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on its evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Our cost of drilling, completing, equipping and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical or less economic than forecasted. Further, many factors may curtail, delay or cancel drilling, including the following:

  •
  delays imposed by or resulting from compliance with regulatory and contractual requirements;

  •
  pressure or irregularities in geological formations;

  •
  shortages of or delays in obtaining equipment and qualified personnel or other services or in obtaining water for hydraulic fracturing activities;

  •
  equipment failures or accidents;

  •
  adverse weather conditions;

  •
  reductions in oil, natural gas and NGL prices;

  •
  surface access restrictions;

  •
  loss of title or other title related issues;

  •
  pipe or cement failures or casing collapses;

  •
  compliance with environmental and other government requirements;

  •
  environmental hazards, such as natural gas leaks, groundwater contamination resulting from improper well casing and cementing, oil spills, pipeline and tank ruptures, encountering naturally occurring radioactive materials, and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases or other pollutants into the surface or subsurface environment;

  •
  fires, blowouts, surface craterings and explosions;

  •
  uncontrollable flows of oils, natural gas, formation water, or well fluids;

  •
  oil, natural gas or NGLs gathering, transportation and processing availability restrictions or limitations; and

  •
  limitations in the market for oil and natural gas.

        The occurrence of certain of these events could also affect third parties, including persons living near our operations, our employees and employees of our contractors, leading to injuries or death or property damage. As a result, we face the possibility of liabilities from these events that could adversely affect our business, financial condition and results of operations.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would adversely affect our business, financial condition and results of operations.

        Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. The rate of decline will change if production from existing wells declines in a different manner than we have estimated and can change under other circumstances. Thus, our future oil and natural gas reserves and production and, therefore, our cash flow and results of operations are highly dependent upon our success in efficiently developing and exploiting its current properties and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire additional reserves to replace its current and future production at acceptable costs. If we are unable to replace our current and future production, the value of our reserves will decrease, and our business, financial condition and results of operations would be adversely affected.

Drilling locations that we have identified may not yield oil, natural gas or NGLs in commercially viable quantities.

        Our drilling locations are in various stages of evaluation, ranging from a location which is ready to drill to a location that will require substantial additional interpretation. It is impossible to predict in advance of drilling and testing whether any particular location will yield oil, natural gas or NGLs in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil, natural gas or NGLs will be present or, if present, whether oil, natural gas or NGLs will be present in sufficient quantities to be economically viable. Even if sufficient amounts of oil, natural gas or NGLs exist, we may damage the potentially productive hydrocarbon bearing formation or experience mechanical difficulties while drilling or completing the well, resulting in a reduction in production from or abandonment of the well. If we drill additional wells that we identify as dry holes in our current and future drilling locations, our drilling success rate may decline and materially harm our business. In sum, the cost of drilling, completing and operating any well is often uncertain, and new wells may not be productive.

Our identified drilling location inventories are scheduled out over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

        Our management has specifically identified drilling locations as an estimation of its future multi-year drilling activities on its existing acreage. These identified drilling locations represent a significant part of our business strategy. Our ability to drill and develop these locations depends on a number of factors, some of which are beyond our control, including the availability and cost of capital, weather conditions, including seasonal restrictions, regulatory approvals, oil, natural gas and NGLs prices, costs and drilling results. As a consequence, we do not know if the numerous potential drilling locations we have identified will ever be drilled or if we will be able to produce oil or natural gas from these or any other potential drilling locations. Therefore, our actual drilling activities may materially differ from those presently identified, which could adversely affect its business.

        As a result of the uncertainties described above, we may be unable to drill many of our potential resource play drilling locations. In addition, depending on the timing and concentration of the development of the non-proved locations, we would be required to generate or raise significant capital to develop all of our potential drilling locations should we elect to do so. Estimated reserves related to the Sabine O&G Properties as of December 31, 2013 assumed that capital costs of approximately $632 million would be required over a period of approximately five years in order to develop Sabine O&G's proved undeveloped reserves. We may not be able to raise or generate the capital required to drill or develop these additional non-proved locations or similar locations relating to the Old Forest Properties. Any drilling activities we are able to conduct on these potential locations may not be successful or allow us to add additional proved reserves to our overall proved reserves or may result in a downward revision of estimated proved reserves, which could have a material adverse effect on our future business and results of operations. Sabine's management has not completed its assessment of the drilling location inventories and estimated reserves of the combined company assets of December 31, 2014.

We have incurred losses from operations for various periods since our inception and may do so in the future.

        Our development of and participation in an increasingly larger number of prospects has required and will continue to require substantial capital expenditures. The uncertainty and factors described throughout this "Risk Factors" section may impede our ability to economically find, develop, exploit and acquire oil and natural gas reserves. As a result, we may not be able to sustain profitability or positive cash flows from operating activities in the future.

We cannot be certain that the insurance coverage we maintain will be adequate to cover all losses that may be sustained in connection with our oil and natural gas producing activities.

        We maintain an insurance program designed to provide coverage for our property and casualty exposures. Our risk management program provides coverage types, limits and deductibles commensurate with companies of comparable size and with similar risk profiles. Our insurance program includes the following coverage:

  •
  Commercial general liability covering:

  •
  bodily injury and property damage;

  •
  advertising injury and personal injury;

  •
  production and completed operations;

  •
  medical expenses; and

  •
  underground resources and equipment property damage;

  •
  Business automobile covering:

  •
  liability on all autos, including owned, hired and non-owned vehicles;

  •
  Claims made pollution liability covering:

  •
  sudden and accidental and gradual seepage pollution events; and

  •
  on-site cleanup;

  •
  Workers' compensation and employer's liability covering statutory coverage in all states in which we operate;

  •
  Umbrella and excess liability;

  •
  Property and equipment;

  •
  Crime; and

  •
  Control of covering:

  •
  cost of well control;

  •
  pollution clean-up and debris removal;

  •
  restoration and redrill; and

  •
  care, custody and control.

        As is common in the oil and natural gas industry, we do not insure fully against all risks associated with our business either because such insurance is not available or because we believe the premium costs are prohibitive. A loss not fully covered by insurance could have a materially adverse effect on our financial position and results of operations. There can be no assurance that the insurance coverage that we maintain will be sufficient to cover every claim made against us in the future. As hydraulic fracturing is a key component of our operational strategy, we maintain claims made pollution liability insurance, which provides coverage for long-term gradual seepage pollution events. A loss in connection with our oil and natural gas operations could have a material adverse effect on our financial position and results of operations to the extent that the insurance coverage provided under our policies is inadequate to cover any such loss.

Full cost accounting rules required Sabine O&G to record a non-cash asset write-down for the year ended December 31, 2012, and we may be required to record similar non-cash asset write-downs in the future.

        We utilize the full cost method of accounting for oil and natural gas exploration and development activities. Under full cost accounting, we are required to perform a ceiling test each quarter. The ceiling test is an impairment test and generally establishes a maximum, or "ceiling," of the book value of oil and natural gas properties that is equal to the expected after tax present value (discounted at 10%) of the future net cash flows from proved reserves, including the effect of cash flow hedges when hedge accounting is applied, calculated using the unweighted average of the historical first-day-of-the-month oil and natural gas prices for the prior twelve months. If the net book value of oil and natural gas properties (reduced by any related net deferred income tax liability and asset retirement obligation) exceeds the ceiling limitation, accounting rules require us to impair or "write down" the book value of our oil and natural gas properties. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date.

        Costs associated with unevaluated properties are not initially subject to the ceiling test limitation. Rather, we assess all items classified as unevaluated property on a quarterly basis for possible impairment or reduction in value based upon its intentions with respect to drilling on such properties, the remaining lease term, geological and geophysical evaluations, drilling results, the assignment of proved reserves, and the economic viability of development if proved reserves are assigned. These factors are significantly influenced by our expectations regarding future commodity prices, development costs, and access to capital at acceptable cost. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and are then subject to amortization and the ceiling test limitation. Accordingly, a significant change in these factors, many of which are beyond our control, may shift a significant amount of cost from unevaluated properties into the full cost pool that is subject to amortization and the ceiling test limitation.

        As of December 31, 2013, the unweighted average of the historical first-day-of-the-month natural gas and oil prices for the prior twelve months was $96.78 per Bbl and $3.67 per MMbtu for natural gas and the ceiling limitation exceeded the carrying value of proved oil and natural gas properties by approximately $201.1 million. Sabine O&G previously recorded a non-cash impairment charge of $641.8 million for the year ended December 31, 2012. Sabine management has not completed our assessment of the estimated reserves of the combined company assets as of December 31, 2014 nor our assessment of fair value of the oil and gas properties of Old Forest which will be recognized as the carrying value of these properties. Sabine could be required to write down the carrying value of the combined Sabine proved oil and natural gas properties if the ceiling limitation does not exceed such carrying value as of December 31, 2014.

        The risk that we will be required to write down the carrying value of its oil and natural gas properties increases when oil and natural gas prices are low or volatile. Natural gas prices declined significantly in late 2011 and early 2012 to the lowest level in recent years and continue to trade near historic lows, but have recently increased at fluctuating rates. The trailing twelve months unweighted average of the first-day-of-the-month price for natural gas increased from $3.67 per MMBtu as of December 2013 to $4.35 as of December 2014. The trailing twelve months unweighted average of the first-day-of-the-month price for oil has decreased from $96.78 per Bbl as of December 2013 to $94.99 per Bbl as of December 2014.

Poor general economic, business or industry conditions, including commodity prices, may adversely affect our ability to refinance our debt, results of operations, liquidity and financial condition.

        During the last several years, economic uncertainty for the global economy has arisen due to concerns relating to the global financial crisis, including the mortgage and real estate markets in the United States, high levels of unemployment in the United States, increased levels of sovereign and individual debt, energy costs, geopolitical issues and the availability and cost of credit. In addition, oil, natural gas and NGL prices historically and recently have been volatile, and are likely to continue to be volatile in the future, and as such economic uncertainty for the oil and gas industry exists.

        Concerns about global economic conditions have had a significant adverse impact on global financial markets and commodity prices and the volatility of oil and gas prices may have a significant effect on the oil and gas industry. If the economic recovery in the United States or abroad slows or is not sustained, demand for petroleum products could diminish or stagnate, which could affect the price at which we can sell our production and affect its vendors', suppliers' and customers' ability to continue operations. Similarly, if the price of oil and gas does not increase, it may affect our production plans and profitability and affect our vendors', suppliers' and customers' ability to continue operations.

        Further, our ability to access the capital markets or borrow money may be restricted or more expensive at a time when we would like, or need, to raise capital, which could have an adverse impact on our flexibility to react to changing economic and business conditions and on our ability to fund operations and capital expenditures in the future or refinance our debt as it becomes current and matures. Economic circumstances, including commodity prices, could have an impact on our lenders or customers, causing them to fail to meet their obligations to us, and on the liquidity of our operating partners, resulting in delays in operations or their failure to make required payments. Also, market conditions could have an impact on commodities derivatives transactions if our counterparties are unable to perform their obligations or seek bankruptcy protection. The ultimate outcome and impact of current economic conditions cannot be predicted and may have a material adverse effect on our future results of operations, liquidity and financial condition.

        The recent decreases in oil and gas prices have adversely affected our revenues, net income, cash flow and proved reserves. Continued price decreases could have a material adverse effect on our operations and limit our ability to fund capital expenditures. Without the ability to fund capital expenditures, we would be unable to replace reserves and production. Sustained decreases in oil and gas prices will further adversely affect our revenues, net income, cash flows, proved reserves and our ability to fund capital expenditures.

The results of our horizontal drilling activities are subject to drilling and completion technique risks, and actual drilling results may not meet our expectations for reserves or production. As a result, we may incur material impairment of the carrying value of its unevaluated properties, and the value of its undeveloped acreage could decline if drilling results are unsuccessful.

        During the year ended December 31, 2013 in the Eagle Ford Shale in South Texas and the Granite Wash in North Texas, Sabine O&G drilled 34 and ten wells and completed 18 and eight wells, respectively, relating to the Sabine O&G Properties, and Old Forest drilled a total of 93 gross (45 net) wells relating to the Old Forest Properties during the same year. Risks that we face while horizontally drilling include, but are not limited to, landing its well bore in the desired drilling zone, staying in the desired drilling zone while drilling horizontally through the formation, running our casing the entire length of the well bore and being able to run tools and other equipment consistently through the horizontal well bore. Risks that we face while completing our horizontal wells include, but are not limited to, being able to fracture stimulate the planned number of stages, being able to run tools the entire length of the well bore during completion operations and successfully cleaning out the well bore after completion of the final fracture stimulation stage. Ultimately, the success of these horizontal drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If our horizontal drilling results are less than anticipated, the return on its investment in these areas may not be as attractive as we anticipate. The carrying value of our unevaluated properties could become impaired, which would increase our depletion rate per Mcfe if there were no corresponding additions to recoverable reserves, and the value of our undeveloped acreage could decline in the future.

Our business depends on transportation by truck for its oil and condensate production, and its natural gas production depends on transportation facilities that are owned by third parties.

        We transport a significant portion of our oil and condensate production by truck, which is more expensive and less efficient than transportation via pipeline, and can be less reliable than transportation via pipeline in circumstances when availability of trucks is constrained. Our natural gas production depends in part on the availability, proximity and capacity of pipeline systems and processing facilities owned by third parties. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas. The disruption of third-party facilities due to maintenance or weather could negatively affect our ability to market and deliver our products. We have no control over when or if such facilities are restored or what prices will be charged in such situations. A total shut-in of production could materially affect us due to a lack of cash flows, and if a substantial portion of the production is hedged at lower than market prices, those financial hedges would have to be paid from borrowings absent sufficient cash flows.

Our operations are substantially dependent on the availability of water. Restrictions on our ability to obtain water may have an adverse effect on our financial condition, results of operations and cash flows.

        Water is an essential component of deep shale oil and natural gas production during both the drilling and hydraulic fracturing processes. Historically, Sabine O&G has been able to purchase water from local landowners for use in its operations. Most of the areas in which we operate remain in drought conditions which may affect our ability to obtain water. If we are unable to obtain water to use in our operations from local sources, we may be unable to economically produce our reserves, which could have an adverse effect on our financial condition, results of operations and cash flows.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

        Companies that explore for and develop, produce and sell oil and natural gas in the United States are subject to extensive federal, state and local laws and regulations, including complex tax, environmental, health and safety laws and the corresponding regulations, and are required to obtain various permits and approvals from federal, state and local agencies. If these permits are not issued or unfavorable restrictions or conditions are imposed on our drilling activities, we may not be able to conduct our operations as planned. We may be required to make large expenditures to comply with such governmental regulations. Matters subject to regulation may include

  •
  water use, discharge and disposal permits for drilling operations;

  •
  drilling bonds;

  •
  drilling permits;

  •
  reports concerning operations;

  •
  air quality, noise levels and related permits;

  •
  spacing of wells;

  •
  rights-of-way and easements;

  •
  unitization and pooling of properties;

  •
  gathering, transportation and marketing of oil and natural gas;

  •
  taxation; and

  •
  waste transport and disposal permits and requirements.

        Failure to comply with these laws may result in the suspension or termination of our operations and subject us to liabilities under administrative, civil and criminal penalties. Compliance costs can be significant. Moreover, these laws or the enforcement thereof could change in ways that substantially increase the costs of doing business. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our business, financial condition and results of operations.

        Numerous governmental agencies, such as the U.S. Environmental Protection Agency ("EPA"), issue regulations to implement and enforce environmental, health and safety laws and regulations, which often require difficult and costly compliance measures. Failure to comply with these laws and regulations may also result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties, including the assessment of natural resource damages, as well injunctions limiting or prohibiting its activities. Under certain environmental, health and safety laws and regulations, we could be held liable for personal injuries, property damage (including site clean-up and restoration costs) and other damages. Some laws and regulations may impose strict as well as joint and several liabilities for environmental contamination, which could subject us to liability for the conduct of others or for our own actions that were in compliance with all applicable laws at the time such actions were taken. Under such laws, we could be held liable for environmental contamination at our currently or formerly owned, leased or operated properties as well as third-party locations (such as treatment or disposal facilities). Environmental and other governmental laws and regulations also increase the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects. Environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a material adverse effect on our financial condition and results of operations.

        In addition, our activities are subject to the regulation by oil and natural gas-producing states relating to conservation practices and protection of correlative rights. These regulations affect our operations and limit the quantity of oil and natural gas we may produce and sell. A major risk inherent in our drilling plans is the need to obtain drilling permits from state and local authorities. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with excessive conditions or costs could have a material adverse effect on our ability to explore on or develop our properties. Many factors, including the protection of certain species as well as public perception, can materially affect the ability to secure construction or operation permits. Seasonal restrictions may limit our ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling is allowed. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs. Permanent restrictions imposed to protect endangered species could prohibit drilling in certain areas or require the implementation of expensive mitigation measures. The designation of previously unprotected species in areas where we operate as threatened or endangered could cause us to incur increased costs arising from species protection measures or could result in limitations on our exploration, development and production activities that could have an adverse impact on our ability to develop and produce our reserves. Once operational, enforcement measures can include significant civil penalties for regulatory violations regardless of intent. Under appropriate circumstances, an administrative agency can request a cease and desist order to terminate operations.

        Additionally, the oil and natural gas regulatory environment could change in ways that might substantially increase the financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, adversely affect our profitability. Furthermore, we may be put at a competitive disadvantage to larger companies in our industry that can spread these additional costs over a greater number of wells and larger operating area.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

        Hydraulic fracturing is an essential and common practice in the oil and natural gas industry used to stimulate production of oil and/or natural gas from dense subsurface rock formations. Hydraulic fracturing involves using water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. We routinely apply hydraulic-fracturing techniques in our drilling and completion programs. While hydraulic fracturing has historically been regulated by state oil and natural-gas commissions, the EPA has asserted federal regulatory authority over certain hydraulic-fracturing activities under the Safe Drinking Water Act involving the use of diesel fuels and issued revised permitting guidance in February 2014 addressing the performance of such activities using diesel fuels. Also, in May 2014, the EPA issued an Advanced Notice of Proposed Rulemaking regarding its intent to develop and issue regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing. Moreover, in August 2012, the EPA published final rules under the Clean Air Act requiring, among other things, with respect to certain categories of natural gas wells undergoing hydraulic fracturing or re-fracturing, a reduction of volatile organic compound emissions by methods such as routing flow back emissions to a gathering line or capturing and combusting the emissions with a combustion device after October 15, 2012 and the use of reduced emission completions or "green completions," with or without combustion devices after January 1, 2015. More recently, on May 24, 2013, the federal Bureau of Land

Management published a supplemental notice of proposed rulemaking governing hydraulic fracturing on federal and Indian lands that replaces a prior draft of proposed rulemaking issued by the agency in May 2012. The revised proposed rule would continue to require public disclosure of chemicals used in hydraulic fracturing on federal and Indian lands, confirmation that wells used in fracturing operations meet appropriate construction standards, and development of appropriate plans for managing flowback water that returns to the surface.

        In addition, Congress from time to time has considered the adoption of legislation to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. Certain states, including Texas, have adopted, and other states are considering adopting, regulations that could impose more stringent permitting, public disclosure, and well construction requirements on hydraulic-fracturing operations or otherwise seek to ban fracturing activities altogether. For example in May 2013, the Texas Railroad Commission adopted new rules governing well casing, cementing and other standards for ensuring that hydraulic fracturing operations do not contaminate nearby water resources. In addition to state laws, local land use restrictions, such as city ordinances, may restrict or prohibit the performance of well drilling in general and/or hydraulic fracturing in particular. In the event state, local, or municipal legal restrictions are adopted in areas where we are currently conducting, or in the future plans to conduct operations, we may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells.

        There are also certain governmental reviews either underway or being proposed that focus on environmental aspects of hydraulic-fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic-fracturing practices. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with draft and final reports drawing conclusions about the potential impacts of hydraulic fracturing on drinking water resources expected to be available by late 2014 and 2016, respectively. Moreover, the EPA has announced that it will develop effluent limitations for the treatment and discharge of wastewater resulting from hydraulic fracturing activities by 2014. Other governmental agencies, including the U.S. Department of Energy and the U.S. Department of the Interior, have evaluated or are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies, depending on the intensity of such efforts and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the federal Safe Drinking Water Act or other regulatory mechanisms.

        Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and natural gas, including from the developing shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells, increased compliance costs and time, any of which could adversely affect our business.

Regulation related to global warming and climate change could have an adverse effect on our operations and demand for oil and natural gas.

        In December 2009, the EPA published its findings that emissions of greenhouse gases ("GHGs") present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth's atmosphere and other climatic changes. Based on these findings, the EPA adopted regulations under existing provisions of the Clean Air Act that establish Prevention of Significant Deterioration and Title V permit reviews for GHG emissions from certain large stationary sources. Facilities required to obtain Prevention of Significant Deterioration permits for their GHG emissions must meet "best available control technology" standards that will be established by the states or, in some cases, by the EPA on a case-by-case basis. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the United States, including, among others, certain oil and natural gas production facilities on an annual basis, which includes certain of Sabine's operations. In addition, as noted above, in August 2012, the EPA established new source performance standards for volatile organic compounds ("VOCs") and sulfur dioxide and an air toxic standard for oil and natural gas production, transmission, and storage. The rules include the first federal air standards for natural gas wells that are hydraulically fractured, or refractured, as well as requirements for several other sources, such as storage tanks and other equipment, and limits methane emissions from these sources in an effort to reduce GHG emissions.

        While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. If Congress undertakes comprehensive tax reform in the coming year, it is possible that such reform may include a carbon tax, which could impose additional direct costs on operations and reduce demand for refined products. In any event, the Obama administration recently announced its Climate Action Plan, which, among other things, directs federal agencies to develop a strategy for the reduction of methane emissions, including emissions from the oil and natural gas agency. As part of the Climate Action Plan, the Obama Administration also announced that it intends to adopt additional regulations to reduce emissions of GHGs and to encourage greater use of low carbon technologies in the coming years. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would affect our business, any such future laws and regulations that require reporting of GHGs or otherwise limit emissions of GHGs from our equipment and operations could require us to incur costs to monitor and report on GHG emissions or reduce emissions of GHGs associated with its operations, and such requirements also could adversely affect demand for the oil and natural gas that we produce. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our business, financial condition and results of operations.

The majority of our operations are located in Texas, making operations vulnerable to risks associated with operating in a limited number of major geographic areas.

        Our operations are focused primarily in East Texas and Northern Louisiana, South Texas and North Texas, which means our current producing properties and new drilling opportunities are geographically concentrated in these areas. Because our operations are not as diversified geographically as many of our competitors, the success of our operations and our profitability may be disproportionately exposed to the effect of any regional events, including fluctuations in prices of oil, natural gas and NGLs produced from the wells in these areas, natural disasters, restrictive governmental regulations, transportation capacity constraints, curtailment of production or interruption of transportation, and any resulting delays or interruptions of production from existing or planned new wells.

We rely on independent experts and technical or operational service providers over whom we may have limited control.

        We use independent contractors to provide us with technical assistance and services. We rely upon the owners and operators of rigs and drilling equipment, and upon providers of field services, to drill and develop our prospects to production. In addition, we rely upon the services of other third parties to explore or analyze our prospects to determine a method in which the prospects may be developed in a cost-effective manner. Our limited control over the activities and business practices of these providers, any inability on our part to maintain satisfactory commercial relationships with them or their failure to provide quality services could materially and adversely affect our business, results of operations and financial condition.

Our use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas, which could adversely affect the results of our drilling operations.

        Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and we could incur losses as a result of such expenditures. As a result, our drilling activities may not be successful or economical.

Conservation measures and technological advances could reduce demand for oil and natural gas.

        Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Properties that we buy may not produce as projected and we may be unable to determine the reserve potential, identify liabilities associated with the properties or obtain protection from sellers against us.

        One of our growth strategies is to capitalize on opportunistic acquisitions of oil and natural gas reserves. However, our reviews of acquired properties are inherently incomplete, because it generally is not feasible to review in detail every individual property involved in each acquisition. Ordinarily, we will focus our review efforts on the higher value properties and will sample the remaining properties for reserve potential. We may also perform only a cursory review of title to these properties at the time we acquire interests in them, particularly if we do not intend to drill on the properties immediately. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume certain environmental and other risks and liabilities in connection with acquired properties.

Approximately 40% of Sabine O&G's core net leasehold acreage and 84% of Old Forest's net leasehold acreage was undeveloped, and that acreage may not ultimately be developed or become commercially productive, which could cause us to lose rights under our leases as well as have a material adverse effect on our oil and natural gas reserves and future production and, therefore, our future cash flow and income.

        As of December 31, 2013, approximately 40% of Sabine O&G's core net leasehold acreage and 84% of Old Forest's net leasehold acreage was undeveloped, or acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves. In addition, substantially all of our oil and natural gas leases require us to drill wells that are commercially productive, and if we are unsuccessful in drilling such wells, we could lose our rights under such leases. Our future oil and natural gas reserves and production and, therefore, our future cash flow and income are highly dependent on successfully developing our undeveloped leasehold acreage.

Approximately 44% of Sabine O&G's total estimated proved reserves at December 31, 2013 and 34% of Old Forest's total estimated proved reserves as of December 31, 2013 were proved undeveloped reserves.

        Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data included in Sabine O&G's and Old Forest's reserve engineer reports assumes that substantial capital expenditures are required to develop such reserves. Although cost and reserve estimates attributable to Sabine O&G's oil and natural gas reserves have been prepared in accordance with industry standards, it cannot be sure that the estimated costs are accurate, that development will occur as scheduled or that the results of such development will be as estimated. Sabine's management has not completed our assessment of the total estimated reserves of the combined company assets as of December 31, 2014.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

        Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of our reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut down wells for a lack of a market or because of inadequacy or unavailability of natural gas pipeline, gathering system capacity or processing facilities. If that were to occur, we would be unable to realize revenue from those wells until production arrangements were made to deliver the production to market.

Our hedging activities could result in financial losses or could reduce our income.

        To achieve a more predictable cash flow and to reduce our exposure to adverse fluctuations in commodity prices, we currently enter into hedging arrangements for a portion of our natural gas production and may in the future enter into such arrangements for portions of our oil, natural gas and NGLs production. These hedging arrangements expose us to the risk of financial loss in some circumstances, including when:

  •
  production is less than expected;

  •
  the counterparty to the hedging contract defaults on its contractual obligations; or

  •
  there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

        In addition, these types of hedging arrangements limit the benefit we would receive from increases in the prices for natural gas or oil and may expose us to cash margin requirements.

        Our counterparties are typically financial institutions who are lenders under our New Revolving Credit Facility. The risk that a counterparty may default on its obligations is heightened by the recent financial sector crisis and other losses incurred by many banks and other financial institutions, including our counterparties or their affiliates. These losses may affect the ability of the counterparties to meet their obligations to us on hedge transactions, which would reduce our revenues from hedges at a time when we are also receiving a lower price for our oil and natural gas sales, thus triggering the hedge payments. As a result, our operations, liquidity and financial condition could be materially, adversely affected.

        Our commodity price risk management activities could have the effect of reducing our net income. At December 31, 2013, the net unrealized liability represented by Sabine O&G's commodity price risk management contracts was $10.8 million. At December 31, 2013, the net unrealized liability represented by Old Forest's commodity price risk management contracts was $8.0 million. We may continue to incur significant unrealized gains or losses in the future from our commodity price risk management activities to the extent market prices increase or decrease and our derivatives contracts remain in place.

We are exposed to credit risks of our hedging counterparties, third parties participating in our wells and our customers.

        Our principal exposures to credit risk are through receivables resulting from commodity derivatives instruments ($12.1 million at December 31, 2013), joint interest receivables ($15.8 million at December 31, 2013) and the sale of our oil, natural gas and NGLs production ($56.2 million in receivables at December 31, 2013), which we market to energy marketing companies and refineries, for Sabine O&G. Joint interest receivables arise from billing entities who own partial interest in the wells we operate. These entities participate in our wells primarily based on their ownership in leases on which we wish to drill. We can do very little to choose who participates in our wells. We are also subject to credit risk due to concentration of our oil, natural gas and NGLs receivables with several significant customers. We do not require most of our customers to post collateral. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results.

        Old Forest also entered into transactions with counterparties in the financial services industry, including commercial banks, insurance companies, and their affiliates. These transactions expose us to credit risk in the event of default of our counterparty, principally with respect to hedging agreements but also insurance contracts and bank lending commitments. Deterioration in the credit markets may impact the credit ratings of our current and potential counterparties and affect their ability to fulfill their existing obligations to us and their willingness to enter into future transactions with us.

We depend on a limited number of key personnel who would be difficult to replace.

        Many key responsibilities within our business have been assigned to a small number of employees. The loss of any member of our senior management or other key employees could negatively impact our ability to execute our strategy. Further, we do not maintain "key person" life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to succeed.

        The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration activities during periods of low oil and natural gas market prices. Our larger competitors may be able to absorb the burden of present and future federal, state, local and other laws and regulations more easily than we can, which would adversely affect our competitive position.

        Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, it may be at a disadvantage in bidding for exploratory prospects and producing oil and natural gas properties.

We have limited control over activities on properties we do not operate, which could reduce our production and revenues.

        A portion of our business activities is conducted through joint operating agreements under which we own partial interests in oil and natural gas properties. If we do not operate the properties in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The failure of an operator of our wells to adequately perform operations or an operator's breach of the applicable agreements could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others, therefore, depends upon a number of factors outside of our control, including the operator's timing and amount of capital expenditures, expertise and financial resources, inclusion of other participants in drilling wells and use of technology. Because we do not have a majority interest in most wells that we do not operate, we may not be in a position to remove the operator in the event of poor performance.

The inability of one or more of our customers to meet their obligations may adversely affect our financial results.

        We derive a significant portion of our revenues from a few customers. For the year ended December 31, 2013, eight customers accounted for approximately 75% of Sabine O&G's total revenues. If these customers fail to timely pay for our production or they cease purchasing our production and we are unable to secure alternative purchasers for our production on a timely basis, our financial condition and results of operations would be materially adversely affected.

The recent adoption of derivatives legislation by the U.S. Congress could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with our business.

        Historically, we have entered into a number of commodity derivative contracts in order to hedge a portion of our oil and natural gas production, and, in the future, we may enter into derivative contracts to hedge a portion of our exposure to fluctuations in interest rates. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which requires the SEC and the Commodity Futures Trading Commission (the "CFTC") to promulgate rules and regulations implementing the new legislation. Although the CFTC has finalized certain regulations, others remain to be finalized or implemented and it is not possible at this time to predict when this will be accomplished.

        In October 2011, the CFTC issued regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. The initial position limits rule was vacated by the United States District Court for the District of Columbia in September 2012. However, in November 2013, the CFTC proposed new rules that would place limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions. As these new position limit rules are not yet final, the impact of those provisions on us is uncertain at this time.

        The CFTC has designated certain interest rate swaps and credit default swaps for mandatory clearing and the associated rules also will require us, in connection with covered derivative activities, to comply with clearing and trade-execution requirements or take steps to qualify for an exemption to such requirements. Although we expect to qualify for the end-user exception from the mandatory clearing requirements for swaps entered to hedge our commercial risks, the application of the mandatory clearing and trade execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that we use for hedging. In addition, for uncleared swaps, the CFTC or federal banking regulators may require end-users to enter into credit support documentation and/or post initial and variation margin. Posting of collateral could affect liquidity and reduce cash available to us for capital expenditures, therefore reducing our ability to execute hedges to reduce risk and protect cash flows. The proposed margin rules are not yet final, and therefore the impact of those provisions to us is uncertain at this time.

        The Dodd-Frank Act also may require the counterparties to our derivative instruments to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the current counterparty.

        The full impact of the Dodd-Frank Act and related regulatory requirements upon our business will not be known until the regulations are implemented and the market for derivatives contracts has adjusted. The Dodd-Frank Act and any new regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts or increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations implementing the Dodd-Frank Act, the results of our operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures.

        Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the Dodd-Frank Act and implementing regulations is to lower commodity prices.

        Any of these consequences could have a material adverse effect on us, our financial condition and the results of our operations.

Our business and financial results may be adversely affected if proposed tax reforms are enacted or similar initiatives are implemented as part of the U.S. government's efforts to reduce budget deficits.

        The Obama administration's budget proposals for fiscal year 2015 contain numerous proposed tax changes, and from time to time, legislation has been introduced that would enact many of these proposed changes. The proposed budget and legislation would repeal many tax incentives and deductions that are currently available to U.S. oil and natural gas companies. Among others, the provisions include: elimination of the ability to fully deduct intangible drilling and development costs in the year incurred; repeal of the percentage depletion deduction for oil and natural gas properties; repeal of the domestic manufacturing tax deduction for oil and natural gas companies; and increase in the geological and geophysical amortization period for independent producers. It is unclear whether any of these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of legislation containing some or all of these provisions or any other similar change in U.S. federal income tax law could eliminate or postpone certain tax deductions that are currently available to us with respect to oil and natural gas exploration and development, and any such change could have a material adverse effect on our business, financial condition and results of operations.

Loss of our information and computer systems could adversely affect our business.

        We are heavily dependent on our information systems and computer based programs, including our well operations information, seismic data, electronic data processing and accounting data. If any of such programs or systems were to fail or create erroneous information in our hardware or software network infrastructure, possible consequences include our loss of communication links, inability to find, produce, process and sell oil and natural gas and inability to automatically process commercial transactions or engage in similar automated or computerized business activities. Any such consequence could have a material adverse effect on our business.

A terrorist attack or armed conflict could harm our business.

        Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting its financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely affected if infrastructure integral to our customers' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Our operations are subject to the risk of cyber-attacks that could have a material adverse effect on our consolidated results of operations and consolidated financial condition.

        Our information technology systems are subject to possible breaches and other threats that could cause us harm. If our systems for protecting against cyber security risks prove not to be sufficient, we could be adversely affected by the loss or damage of intellectual property, proprietary information, or client data, interruption of business operations, or additional costs to prevent, respond to, or mitigate cyber security attacks. These risks could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

In connection with certain audits and reviews of Sabine O&G's financial statements, Sabine O&G's independent registered public accounting firm identified and reported misstatements to management. Certain of such misstatements were deemed to be the result of internal control deficiencies that constituted material weaknesses in Sabine O&G's internal control over financial reporting. In addition, Old Forest's management concluded that certain material weaknesses existed in its internal control over financial reporting as of December 31, 2013. If one or more material weaknesses recur or if we fail to establish and maintain effective control over financial reporting, Sabine's ability to accurately report its financial results could be adversely affected.

        Sabine O&G restated its financial statements for the years ended December 31, 2012 and 2011 with respect to the accounting and disclosures for certain derivative financial transactions in both the 2012 and 2011 periods and with respect to reversing a bargain purchase gain recognized for the acquisition of certain oil and natural gas properties in 2012. Sabine O&G concluded that these restatements constituted material weaknesses in internal control over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

        In addition, the Public Company Accounting Oversight Board (the "PCAOB") conducted an inspection of audits conducted by Ernst & Young LLP ("Ernst & Young") of Old Forest's internal control over financial reporting as of December 31, 2013. Following this inspection, Ernst & Young requested a reevaluation of certain control deficiencies that had been previously identified. In addition, Ernst & Young and Old Forest's management conducted additional analyses of other issues relating to Old Forest's internal controls. Old Forest concluded that material weaknesses existed in its internal control over financial reporting as of December 31, 2013 with respect to certain information technology general controls, controls over division of interests and controls associated with inputs to the ceiling limitation test. Old Forest adopted and partially implemented a plan to remediate the material weaknesses that have been identified. However, we can give no assurance that the measures Old Forest has taken and we take will remediate the material weaknesses or that additional material weaknesses will not arise in the future.

        Our efforts to develop and maintain internal controls may not be successful, and we may be unable to maintain effective controls over its financial processes and reporting in the future. Further, our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future. Any failure to remediate deficiencies and to develop or maintain effective controls, or any difficulties encountered in our implementation or improvement of their internal controls over financial reporting could result in material misstatements that are not prevented or detected on a timely basis.

Risks Relating to New Delaware Holdco Common Stock Following the Reincorporation Merger

        Because New Delaware Holdco will be a holding company with no assets other than its interests in Sabine, most of the risks relating to an investment in New Delaware Holdco common stock are the same as the risks relating to Sabine's business. Certain additional risks are described below.

New Delaware Holdco common stock may have a volatile public trading price.

        The market price for Sabine's common stock has been volatile, and market prices for securities of companies comparable to Sabine have been highly volatile. In addition, the stock market as a whole and oil and natural gas stocks in particular have experienced significant recent price volatility. Like Sabine's common stock, these stocks have experienced significant price and volume fluctuations for reasons unrelated to the operating performance of the individual companies. Factors giving rise to this volatility may include:

  •
  regulatory developments at the federal, state and municipal level;

  •
  the decline in the price of crude oil in the United States and abroad;

  •
  the decreased global demand for crude oil, refined products and NGLs;

  •
  competitive pressures from alternative energy sources; and

  •
  general market conditions and comments by securities analysts and investors.

As a holding company, New Delaware Holdco will depend in large part on funding from its operating subsidiaries.

        After the completion of the reincorporation merger, New Delaware Holdco will be a holding company with no business operations of its own. Until it has either formed or acquired other companies, its only significant asset will be the outstanding shares of Sabine. As a result, it will rely on funding from Sabine to meet its obligations. If Sabine needs to retain its funds to meet its financial obligations, that may limit New Delaware Holdco's access to funds.

Anti-takeover provisions in New Delaware Holdco's charter documents and provisions of Delaware law may make an acquisition more difficult and could result in the entrenchment of management.

        New Delaware Holdco is incorporated in Delaware. Anti-takeover provisions of Delaware law and New Delaware Holdco's charter documents may make a change in control or efforts to remove management more difficult. Also, under Delaware law, New Delaware Holdco's board of directors may adopt additional anti-takeover measures. The existence of the following provisions of Delaware law and New Delaware Holdco's amended and restated charter, as amended, or its amended and restated bylaws could limit the price that investors might be willing to pay in the future for shares of New Delaware Holdco common stock.

        New Delaware Holdco's charter authorizes its board of directors to issue up to                    shares of preferred stock and to determine the terms of those shares of stock without any further action by its stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of New Delaware Holdco's outstanding voting stock and vote the stock they acquire to remove management or directors.

        New Delaware Holdco's charter also provides staggered terms for the members of its board of directors. Under Section 141 of the Delaware General Corporation Law and New Delaware Holdco's charter, its directors may be removed by stockholders at any time, with or without cause, upon the vote of a majority of the outstanding shares of New Delaware Holdco's voting stock prior to the Trigger Date. But on and after the Trigger Date, a director may be removed only for cause and upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of New Delaware Holdco's voting stock. These provisions may prevent stockholders from replacing the entire board in a single proxy contest, especially on and after the Trigger Date, making it more difficult for a third party to acquire control without the consent of New Delaware Holdco's board of directors. These provisions could also delay the removal of management by the board of directors with or without cause. In addition, New Delaware Holdco's amended and restated bylaws limit the ability of its stockholders to call special meetings of stockholders.

        New Delaware Holdco's equity incentive plans generally permit its board of directors to provide for acceleration of vesting of options or other contingent awards granted under these plans in the event of certain transactions that result in a change of control. If New Delaware Holdco's board of directors uses its authority to accelerate vesting of options or other contingent awards, this action could make an acquisition more costly, and it could prevent an acquisition from going forward.

 INFORMATION ABOUT THE COMPANIES

Sabine Oil & Gas Corporation

        Sabine is an independent oil and natural gas company engaged in the acquisition, development, exploitation and exploration of oil, natural gas properties and natural gas liquids primarily in North America. Sabine was incorporated in New York in 1924, as the successor to a company formed in 1916, and has been a publicly held company since 1969.

        On December 16, 2014, pursuant to a series of transaction agreements, the Legacy Sabine Investors contributed the equity interests in Sabine O&G to Sabine (which was then known as "Forest Oil Corporation"). In exchange for this contribution, the Legacy Sabine Investors received shares of Sabine common stock and Sabine Series A preferred stock collectively representing approximately a 73.5% economic interest in Sabine and 40% of the total voting power in Sabine. Holders of Sabine common stock immediately prior to the closing of the Combination continued to hold their Sabine common stock following the closing, which immediately following the closing represented approximately a 26.5% economic interest in Sabine and 60% of the total voting power in Sabine.

        On December 19, 2014, the Company filed a certificate of amendment with the New York Secretary of State to change its name from "Forest Oil Corporation" to "Sabine Oil & Gas Corporation." Sabine's principal executive offices and corporate headquarters are located at 1415 Louisiana Street, Suite 1600, Houston, Texas 77002. Sabine's telephone number at that address is (832) 242-9600.

        Following the consummation of the transactions contemplated by this proxy statement/prospectus, Sabine, which will be a wholly owned subsidiary of New Delaware Holdco, will be renamed as "Sabine Oil & Gas Corporation (New York)".

New Delaware Holdco

        New Delaware Holdco is a newly formed corporation and wholly owned subsidiary of Sabine. Sabine formed New Delaware Holdco for the purpose of serving as the holding company of Sabine following the reincorporation merger. Prior to the reincorporation merger, New Delaware Holdco will have no assets or operations other than those incident to its formation. New Delaware Holdco's principal executive offices and corporate headquarters are located at 1415 Louisiana Street, Suite 1600, Houston, Texas 77002. New Delaware Holdco's telephone number at that address is (832) 242-9600.

Reincorporation Merger Sub

        Reincorporation Merger Sub is a newly formed New York corporation and wholly owned subsidiary of New Delaware Holdco. Sabine caused Reincorporation Merger Sub to be formed for the purpose of participating in the reincorporation merger. Prior to the reincorporation merger, Reincorporation Merger Sub will have no assets or operations other than those incident to its formation. Reincorporation Merger Sub's principal executive offices and corporate headquarters are located at 1415 Louisiana Street, Suite 1600, Houston, Texas 77002. Reincorporation Merger Sub's telephone number at that address is (832) 242-9600.

SABINE SPECIAL MEETING

General

        This proxy statement/prospectus is being furnished to Sabine stockholders in connection with the solicitation of proxies by the Sabine board of directors to be used at the special meeting of stockholders to be held at                        , on                    , 2015, at          , local time, and at any adjournment or postponement of that meeting. This proxy statement/prospectus and the enclosed form of proxy card are first being sent to Sabine stockholders on or about                        , 2015.

Purpose of the Sabine Special Meeting

        At the Sabine special meeting, holders of Sabine common stock as of the record date of                        , 2015 will be asked to consider and vote upon the following proposals:

        Reverse Stock Split Proposal.    A proposal to grant our board of directors discretionary authority to amend our certificate of incorporation to effect the reverse stock split, and with such reverse stock split to be effective at such time and date, if at all, as determined by our board of directors in its sole discretion;

        Reincorporation Merger Proposal.    A proposal to approve the reincorporation merger agreement, pursuant to which Reincorporation Merger Sub will merge with and into Sabine, with Sabine surviving the reincorporation merger as a wholly owned subsidiary of New Delaware Holdco;

        Delaware Certificate of Incorporation Proposals.    Proposals to approve five provisions in the New Delaware Holdco certificate of incorporation that will be in effect after the completion of the reincorporation merger and that are not in our current certificate of incorporation:

  •
  Authorized Shares Proposal.  A provision in the New Delaware Holdco certificate of incorporation that would give New Delaware Holdco the authority to issue up to 2,500,000,000 shares of common stock and 500,000,000 shares of preferred stock, or, if the reverse stock split proposal is approved,          shares of common stock and          shares of preferred stock;

  •
  Director Removal Proposal.  A provision in the New Delaware Holdco certificate of incorporation that restricts the ability of stockholders to remove directors without cause following the Trigger Date;

  •
  Special Meetings Proposal.  A provision in the New Delaware Holdco certificate of incorporation that limits the ability of stockholders to demand special meetings of stockholders to the following: (a) prior to the Trigger Date, at the request of the holders of record of 25% in voting power of the then-outstanding shares of stock and (b) on and after the Trigger Date, subject to any rights of holders of any series of preferred stock, the stockholders do not have the power to call a special meeting of the stockholders;

  •
  Bylaws Amendments Proposal.  A provision in the New Delaware Holdco certificate of incorporation that provides that New Delaware Holdco's bylaws may not be amended by its stockholders on and after the Trigger Date, except by the vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of New Delaware Holdco common stock entitled to vote thereon; and

  •
  Exclusive Forum Proposal.  A provision in the New Delaware Holdco certificate of incorporation that requires that certain actions and proceedings with respect to New Delaware Holdco be brought in the Court of Chancery of the State of Delaware.

        Amended and Restated LTIP Proposal.    A proposal to approve an increase in the number of shares reserved for issuance under the Amended and Restated LTIP (as adjusted to reflect, if necessary, the aforementioned reverse stock split).

        Section 162(m) Proposal.    A proposal to reapprove the material terms of the Amended and Restated LTIP for purposes of complying with the requirements of Section 162(m).

        Adjournment Proposal.    A proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the reverse stock split, reincorporation merger or Delaware certificate of incorporation proposals.

Recommendation of the Sabine Board of Directors

        Sabine's board of directors has unanimously (i) determined that the reverse stock split, the reincorporation merger agreement, the Delaware certificate of incorporation proposals, the Amended and Restated LTIP, and the Section 162(m) reapproval are advisable, fair to, and in the best interests of Sabine and its common stockholders, (ii) approved the reverse stock split, (iii) approved the reincorporation merger and the other transactions contemplated thereby, (iv) approved the Delaware certificate of incorporation proposals, (v) approved the increase in the number of shares reserved for issuance under the Amended and Restated LTIP, and (vi) approved the disclosure to the stockholders for reapproval of the material terms of the Amended and Restated LTIP for Section 162(m) purposes.

        The Sabine board of directors unanimously recommends that Sabine stockholders vote:

  •
  "FOR" the reverse stock split proposal;

  •
  "FOR" the reincorporation merger proposal;

  •
  "FOR" the Delaware certificate of incorporation proposals;

  •
  "FOR" the Amended and Restated LTIP proposal;

  •
  "FOR" the Section 162(m) proposal; and

  •
  "FOR" the adjournment proposal.

Record Date and Voting

        The Sabine board of directors has fixed the close of business on                        , 2015 as the record date for determining the holders of shares of Sabine common stock entitled to receive notice of and to vote at the Sabine special meeting and any adjournments or postponements thereof. Only holders of record Sabine common shares at the close of business on that date will be entitled to vote at the Sabine special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were          shares of Sabine common stock outstanding, held by approximately          holders of record.

        Each holder of shares of Sabine common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the Sabine special meeting and at any adjournment or postponement thereof. In order for Sabine to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of Sabine common stock entitled to vote at the meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy (including through the mail or by telephone or the Internet) that is received at or prior to the meeting (and not revoked).

        If your proxy is properly executed and received by Sabine in time to be voted at the Sabine special meeting, the shares represented by your proxy (including those given through the mail or by telephone or the Internet) will be voted in accordance with your instructions. If you execute your proxy but do not provide Sabine with any instructions, your shares will be voted "FOR" the proposals set forth in the notice of special meeting.

        The only matters that we expect to be presented at the Sabine special meeting are set forth in the notice of special meeting. If any other matters properly come before the Sabine special meeting, the persons named in the proxy card will vote the shares represented by all properly executed proxies on such matters in their best judgment.

Quorum

        If you vote in person or by proxy at the Sabine special meeting, you will be counted for purposes of determining whether there is a quorum at the meeting. Sabine common shares present in person or by proxy at the Sabine special meeting that are entitled to vote will be counted for the purpose of determining whether there is a quorum for the transaction of business at the Sabine special meeting.

        As of the record date, Sabine directors and executive officers and their affiliates owned and were entitled to vote            shares of Sabine common stock, representing approximately        % of the outstanding shares of Sabine common stock.

        Sabine currently expects that its directors and executive officers will vote their shares of Sabine common stock "FOR" all of the proposals set forth in the notice of special meeting.

Required Vote

        Approval and adoption of the reverse stock split (Proposal No. 1).    Approval of the proposal to approve the reverse stock split requires the affirmative vote of a majority of the outstanding shares of Sabine common stock entitled to vote at the special meeting.

        Approval of the reincorporation merger (Proposal No. 2).    Approval of the proposal to approve and adopt the reincorporation merger requires the affirmative vote of two-thirds of the outstanding shares of Sabine common stock entitled to vote at the special meeting.

        Approval of the Delaware certificate of incorporation proposals (Proposals No. 3A to 3E).    Approval of each of the proposals to approve the Delaware certificate of incorporation proposals requires the affirmative vote of a majority of the shares of Sabine common stock represented (in person or by proxy) at the special meeting and entitled to vote on each of the proposals.

        Approval and adoption of the Amended and Restated Sabine Oil & Gas Corporation 2014 Long Term Incentive Plan (Proposal No. 4).    Approval of the proposal to approve and adopt the Amended and Restated LTIP requires the affirmative vote of a majority of the shares of Sabine common stock represented (in person or by proxy) at the special meeting and entitled to vote on the proposal.

        Approval and adoption of the Section 162(m) reapproval (Proposal No. 5).    Reapproval of the material terms of the Amended and Restated LTIP requires the affirmative vote of a majority of the shares of Sabine common stock represented (in person or by proxy) at the special meeting and entitled to vote on the proposal.

        Approval of the adjournment proposal (Proposal No. 6).    Approval of the proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the reverse stock split, reincorporation merger or Delaware certificate of incorporation proposals, requires the affirmative vote of a majority of the shares of Sabine common stock (in person or by proxy) at the special meeting and entitled to vote on the proposal.

        Abstentions will be counted in determining the presence of a quorum, but broker non-votes will not be counted in determining the presence of a quorum. Broker non-votes will not be counted as votes cast with regard to the proposal to approve and adopt the reverse stock split proposal and the reincorporation merger proposal and, as such, broker non-votes could result in there not being sufficient votes cast for those proposals. With respect to each of the other proposals, broker non-votes and abstentions could prevent the proposal from receiving the required affirmative vote of (i) a majority of the shares represented in person or by proxy and voting on the proposal and (ii) a majority of the shares required to constitute a quorum.

        Pursuant to the stockholder's agreement, the Legacy Sabine Investors have agreed to vote all of their shares of Sabine common stock in favor of the reverse stock split and the adoption of the reincorporation merger agreement and to take other actions in furtherance of the reincorporation merger. At the close of business on                        , 2015, the Legacy Sabine Investors held                         shares of Sabine common stock, representing approximately        % of the shares of Sabine common stock outstanding.

Revocability of Proxies

        The presence of a stockholder at the Sabine special meeting will not automatically revoke that stockholder's proxy. However, a stockholder may revoke a proxy at any time prior to its exercise by:

  •
  submitting a written revocation prior to the special meeting to Sabine Oil & Gas Corporation, 1415 Louisiana Street, Suite 1600, Houston, Texas 77002, Attention: Secretary;

  •
  submitting another signed and later dated proxy card and returning it by mail in time to be received before Sabine's special meeting or by submitting a later dated proxy by the Internet or telephone prior to the special meeting; or

  •
  attending the Sabine special meeting and voting in person.

Voting Methods

        A Sabine stockholder of record may vote by attending the special meeting in person. You may also complete and mail your proxy card in the return envelope enclosed or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card.

Solicitation of Proxies

        In addition to solicitation by mail, directors, officers and employees of Sabine may solicit proxies for the special meeting from Sabine stockholders personally or by telephone and other electronic means without additional remuneration for soliciting such proxies. Sabine will pay the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus.

 PROPOSAL NO. 1—THE REVERSE STOCK SPLIT

General

        At the Sabine special meeting, Sabine stockholders will be asked to approve a proposal to grant our board of directors discretionary authority to amend our certificate of incorporation to effect a reverse stock split of Sabine's common stock, by a ratio of no less than one-for-      and no more than one-for-       , with such ratio to be determined by our board of directors in its sole discretion (the "reverse stock split") and with such reverse stock split to be effective at such time and date, if at all, as determined by our board of directors in its sole discretion. Upon the effectiveness of the certificate of amendment to the certificate of incorporation of Sabine effecting the reverse stock split (the "split effective time"), the issued shares of Sabine common stock immediately prior to the split effective time will be reclassified into a smaller number of shares, with the exact ratio to be set within the range approved by Sabine stockholders as determined by our board of directors in its sole discretion.

        The Sabine board of directors may effect only one reverse stock split in connection with this Proposal No. 1. The Sabine board of directors' decision as to when and at what ratio to implement the reverse stock split (if approved by stockholders) will be based on a number of factors, including market conditions, existing and expected trading prices for Sabine common stock and the listing requirements of the NYSE and/or NASDAQ. Generally, however, assuming the reverse stock split is approved, the Sabine board of directors intends to complete the reverse stock split as soon as practicable once the completion of such reverse stock split would permit shares of Sabine's common stock to be listed on the NYSE or NASDAQ.

        The Sabine board of directors may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the special meeting are not approved, including the reincorporation merger.

        The Sabine board of directors approved the reverse stock split proposal for the following reasons:

  •
  in connection with the Combination, the NYSE suspended trading in our common stock and commenced delisting proceedings due to our failure to meet the NYSE's initial listing standards, and, pursuant to the stockholder's agreement, Sabine agreed to use its reasonable best efforts to list its common stock on the NYSE or NASDAQ;

  •
  if the reverse stock split successfully increases the per share price of Sabine common stock, the Sabine board of directors believes this increase may increase trading volume in Sabine common stock and facilitate future financings by Sabine;

  •
  the Sabine board of directors believes effecting the reverse stock split may enable Sabine common stock to be listed on the NYSE or NASDAQ sooner;

  •
  the Sabine board of directors believes effecting the reverse stock split may be an effective means of avoiding a delisting of Sabine common stock from the NYSE or NASDAQ in the future;

  •
  the Sabine board of directors believes a higher stock price may help generate increased investor interest in Sabine and help Sabine attract and retain employees; and

  •
  because the completion of the reincorporation merger is conditioned upon, among other things, the listing of Sabine common stock on the NYSE or NASDAQ and the approval for listing of the common stock of New Delaware Holdco on the NYSE or NASDAQ, Sabine believes that, given the current trading price of Sabine common stock, the reverse stock split must be completed in order to complete the reincorporation merger.

        Under the stockholder's agreement, the Legacy Sabine Investors have agreed to vote their shares of Sabine common stock in favor of the reverse stock split proposal.

NYSE and NASDAQ Listing Requirements

        Sabine common stock is quoted on OTCQB under the symbol "SOGC". Sabine intends to file an initial listing application with NYSE or NASDAQ to seek listing of its common stock on the NYSE or NASDAQ promptly following its satisfaction of the applicable listing requirements.

Potential Increased Investor Interest

        On January 20, 2015, Sabine common stock closed at $0.22 per share. An investment in Sabine common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Sabine board of directors believes that most investment funds are reluctant to invest in lower priced stocks. For the foregoing reasons, the increase in Sabine's stock price in connection with the reverse stock split may increase investor interest.

Risks Associated with the Reverse Stock Split

        There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the market price per share of Sabine common stock. Sabine cannot predict whether the reverse stock split will increase the market price for Sabine common stock. There is no assurance that:

  •
  the market price per share of Sabine common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Sabine common stock outstanding before the reverse stock split;

  •
  the reverse stock split will result in a market price per share that will attract brokers and investors who do not trade in lower priced stocks;

  •
  the reverse stock split will result in a market price per share that will increase the ability of Sabine to attract and retain employees; or

  •
  the market price per share will either exceed the minimum bid price as required by the NYSE or NASDAQ for initial listing, or that Sabine will otherwise meet the requirements of NYSE or NASDAQ for inclusion for trading on the NYSE or NASDAQ.

        The market price of Sabine common stock will also be based on the operating performance of Sabine and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Sabine common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Sabine may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Sabine common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

        The certificate of amendment to the certificate of incorporation of Sabine effecting the reverse stock split is set forth in Annex E to this proxy statement/prospectus.

        The reverse stock split will be effected simultaneously for all outstanding shares of Sabine common stock. The reverse stock split will affect all of the Sabine stockholders uniformly and will not affect any stockholder's percentage ownership interests in Sabine, except to the extent that the reverse stock split results in any of the Sabine stockholders owning a fractional share. Common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse split will not affect the total proportionate ownership of Sabine following the reincorporation merger. The reverse stock split will not affect Sabine continuing to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Procedure for Effecting the Reverse Stock Split and the Exchange of Stock Certificates

        If the Sabine stockholders approve the certificate of amendment to the certificate of incorporation of Sabine effecting the reverse stock split, and if the Sabine board of directors still believes that a reverse stock split is in the best interests of Sabine and its stockholders, Sabine will file the certificate of amendment to the certificate of incorporation with the Secretary of State of the State of New York at such time as the Sabine board of directors has determined to be the appropriate split effective time. The Sabine board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

        As soon as practicable after the split effective time, stockholders will be notified that the reverse stock split has been effected. Sabine expects that the Sabine transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Sabine. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

        No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the exchange agent of all fractional shares otherwise issuable. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

        By approving an amendment to the certificate of incorporation of Sabine effecting the reverse stock split, stockholders will be approving the combination of a number of shares of Sabine common stock ranging from          to          into one share of Sabine common stock, with the exact number of shares determined by the Sabine board of directors. Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Sabine is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Sabine or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Required Vote; Recommendation of Board of Directors

        The affirmative vote of holders of a majority of the outstanding shares of Sabine common stock entitled to vote at the special meeting is required to approve an amendment to the certificate of incorporation of Sabine effecting a reverse stock split of Sabine common stock, at a ratio of not less than    :1 and not more than     :1.

The Sabine board unanimously recommends a vote "FOR" the reverse stock split proposal (Item 1).

PROPOSAL NO. 2—THE REINCORPORATION MERGER

        The following is a description of the material aspects of the reincorporation merger proposal. While Sabine believes that the following description covers the material terms of the reincorporation merger proposal, the description may not contain all of the information that is important to Sabine stockholders. Sabine encourages Sabine stockholders to carefully read this entire proxy statement/prospectus, including the reincorporation merger agreement attached to this proxy statement/prospectus as Annex A and incorporated herein by reference, for a more complete understanding of the reincorporation merger.

        Pursuant to the stockholder's agreement, Sabine agreed to implement the reincorporation of Sabine into Delaware from New York after completion of the Combination by taking the following actions:

  •
  causing Sabine to form New Delaware Holdco as a new wholly owned subsidiary of Sabine and New Delaware Holdco to form Reincorporation Merger Sub as a new wholly owned subsidiary of New Delaware Holdco;

  •
  adopting a reincorporation merger agreement, providing for the merger of Reincorporation Merger Sub with and into Sabine, with Sabine surviving the reincorporation merger as a wholly owned subsidiary of New Delaware Holdco, and Sabine common and preferred stockholders receiving corresponding shares in New Delaware Holdco in exchange for their Sabine shares; and

  •
  calling and holding a special meeting of stockholders of Sabine to approve the reincorporation merger and related reincorporation merger agreement.

        In addition, under the stockholder's agreement, the Legacy Sabine Investors agreed to vote their shares of Sabine common stock in favor of the reincorporation merger proposal.

        On                        , 2015, Sabine, New Delaware Holdco and Reincorporation Merger Sub entered into the reincorporation merger agreement.

Reasons for the Reincorporation Merger

        The Sabine board of directors believes that more than fifty percent of all publicly-traded companies in the United States are incorporated in Delaware, including sixty percent of companies that constitute the Fortune 500. Delaware has followed a policy of encouraging corporations to incorporate in that state, and has developed a legal and judicial system that supports that goal. The Delaware legislature plays a leading role in adopting comprehensive, modern and flexible statutes to meet the changing circumstances faced by corporations and their boards of directors. The Sabine board of directors believes Delaware has a more extensive and well-defined body of corporate law interpreting these statutes than exists in states such as New York. The Delaware courts have developed a specialized business court system, the Court of Chancery, which has considerable expertise in interpreting the Delaware General Corporation Law ("DGCL"), and in promptly adjudicating legal disputes relating to corporations. The more extensive body of law and greater judicial responsiveness to disputes provides boards of directors with greater certainty in connection with operational and strategic planning.

        The Sabine board of directors also believes that the creation of a holding company structure will provide us with additional flexibility as we pursue our goal of growth through acquisitions. The holding company structure will permit us to keep the businesses we acquire as separate subsidiaries of New Delaware Holdco, and thus structurally separate from the businesses of Sabine which will, after the reincorporation merger, be held and operated by Sabine Oil & Gas Corporation (New York). This may permit us to keep the assets and liabilities of businesses acquired in the future by New Delaware Holdco separate from the assets and liabilities of the businesses currently held by Sabine. Consequently, new assets acquired by New Delaware Holdco should be immune from liabilities of

Sabine as held by Sabine Oil & Gas Corporation (New York) after the reincorporation merger, and this should permit New Delaware Holdco to acquire new lines of business outside of the reach of certain creditors of Sabine. The Sabine board of directors also believes that the structural separation of the acquired business from Sabine will facilitate our retention and incentivization of separate executives for these businesses.

        The Sabine board of directors believes that the above benefits will be important factors in attracting and retaining qualified persons to serve on our board, and in attracting and retaining qualified persons to operate the Company and the other subsidiaries of New Delaware Holdco formed in connection with future acquisitions.

Recommendation of the Sabine Board

        After careful consideration, the Sabine board of directors concluded that the reincorporation merger is advisable and in the best interests of the Company and its stockholders and unanimously approved the reincorporation merger agreement. The Sabine board of directors unanimously recommends a vote "FOR" the approval of the reincorporation merger proposal.

Reincorporation Merger Procedure

        Sabine currently owns all of the issued and outstanding common stock of New Delaware Holdco and New Delaware Holdco currently owns all of the issued and outstanding common stock of Reincorporation Merger Sub. Following the approval of the reincorporation merger proposal by Company stockholders and the satisfaction or waiver of the other conditions to the reincorporation merger specified in the reincorporation merger agreement (which are described below), Reincorporation Merger Sub will merge with and into Sabine, with Sabine continuing as a wholly owned subsidiary of New Delaware Holdco.

Treatment of Common Stock and Series A Preferred Stock in the Reincorporation Merger

        Each share of Sabine common stock and Sabine Series A preferred stock will automatically be converted into one share of New Delaware Holdco common stock and New Delaware Holdco Series A preferred stock, respectively. Therefore, after the completion of the reincorporation merger, you will own the same number of shares of New Delaware Holdco common stock and New Delaware Holdco Series A preferred stock as you own of Sabine common stock and Sabine Series A preferred stock immediately prior to the reincorporation merger.

Treatment of Sabine Equity-Awards in the Reincorporation Merger

        Each option, warrant, restricted stock award, restricted stock unit or other equity-based compensation award or security of Sabine issued and outstanding immediately prior to the effective time of the reincorporation merger shall be converted into a security, derivative security or cash-based award relating to an equivalent amount of New Delaware Holdco common stock with the same terms and conditions.

Corporate Name Following the Reincorporation Merger

        The name of the public company following the reincorporation merger will be "Sabine Oil & Gas Corporation".

No Surrender of Stock Certificates Required

        In the reincorporation merger, shares of Sabine common stock and shares of Sabine Series A preferred stock will be converted automatically into shares of New Delaware Holdco common stock and shares of New Delaware Holdco Series A preferred stock, respectively. Your certificates of Sabine common stock and Sabine Series A preferred stock, if any, will represent, after the reincorporation merger, an equal number of shares of New Delaware Holdco common stock and New Delaware Holdco Series A preferred stock, and no action with regard to stock certificates will be required on your part. If your shares are held in book-entry form (i.e., uncertificated), a book entry will be made in the stockholder records of New Delaware Holdco to evidence the issuance to you of the number of shares of New Delaware Holdco common stock and the number of shares of New Delaware Holdco Series A preferred stock into which your shares of Sabine common stock and Sabine Series A preferred stock have been converted.

        If you hold certificates representing outstanding shares of Sabine common stock or certificates representing outstanding shares of Sabine Series A preferred stock (each, a "Company Certificate"), within a reasonable period of time following the reincorporation merger, New Delaware Holdco will mail, or will cause to be mailed, to you (i) a letter of transmittal, in customary form, that will require you to specify certain information and (ii) instructions for use in effecting the surrender of your Company Certificates, if you so choose, in exchange for a certificate, or uncertificated shares in book-entry form, representing the number of shares of New Delaware Holdco common stock and New Delaware Holdco Series A preferred stock into which the shares of Sabine common stock and Sabine Series A preferred stock represented by your Company Certificates have been converted.

Consequences of a Failure to Obtain Approval of the Reincorporation Merger

        If the reincorporation merger is not approved at the special meeting, the ratio at which the Sabine preferred stock issued to the Legacy Sabine Investors in the Combination converts into common stock may be increased to the benefit of the Legacy Sabine Investors and to the detriment of holder of Sabine common stock.

        Shares of Sabine preferred stock are convertible into Sabine common stock at the option of the holder if (x) the holder is able to convert a portion of the Sabine preferred stock into Sabine common stock and as a result would not, together with affiliates, hold more than 50% of the Company's voting power and (y) at the request of such holder, the Sabine board of directors approves such conversion (such approval not to be unreasonably withheld). In addition, the Sabine preferred stock will convert automatically if the holder transfers such shares to a third party that would not, together with its affiliates, hold more than 50% of the Company's voting power upon receipt of such shares as voting securities.

        Initially, in connection with a conversion of Sabine preferred stock into Sabine common stock as described in the preceding paragraph, each share of Sabine preferred stock will be convertible into 100 shares of common stock. If the reincorporation merger is not approved by the requisite number of Sabine's shareholders at the first special meeting of the Company's shareholders held for such purpose, then from the date of such special meeting until the time at which the reincorporation merger is approved by the Company's shareholders, the ratio at which shares of Sabine preferred stock are convertible into shares of common stock will be adjusted upwards such that, on an annualized basis, the adjustment results in the Sabine preferred stock being convertible into an additional number of shares of common stock equal to 10% of the total number of shares of Sabine common stock underlying all of the then outstanding shares of Sabine preferred stock (assuming all such shares of preferred stock were then convertible into shares of common stock). The adjustment to the foregoing conversion ratio will be calculated quarterly. In addition, for purposes of the adjustment to the foregoing conversion ratio, if the reincorporation merger is not approved, the reincorporation merger shall nonetheless be deemed to have been approved if the number of shares voting in favor exceeds (x) 66 2/3% minus (y)(A) 49.9% minus (B) the actual percentage of outstanding shares of Sabine common stock that are beneficially owned by the Legacy Sabine Investors and their affiliates that are voted to approve the reincorporation merger.

Conditions to Completion of the Reincorporation Merger

        We will complete the reincorporation merger only if each of the following conditions is satisfied or, to the extent permitted by law, waived:

  •
  no order, statute, rule, regulation, executive order, injunction, stay, decree, judgment, or restraining order that is in effect shall have been enacted, entered, promulgated, or enforced by any court or governmental or regulatory authority or instrumentality that prohibits or makes illegal the consummation of the reincorporation merger or the transactions contemplated hereby;

  •
  the reincorporation merger agreement will have been approved by the requisite vote of Sabine stockholders entitled to vote in accordance with Section 903 of the NYBCL and any vote required by federal securities laws to approve the adoption of the New Delaware Holdco certificate of incorporation and bylaws shall have been obtained; and

  •
  the shares of Sabine common stock shall be admitted for listing on the NYSE or NASDAQ and the shares of common stock of New Delaware Holdco shall have been approved for listing on the NYSE or NASDAQ, subject only to official notice of issuance. Based on the current trading price of Sabine's common stock, we expect that this condition to the reincorporation merger will not be satisfied in the near future unless and until the reverse stock split is completed.

Effectiveness of the Reincorporation Merger

        The reincorporation merger will become effective on the date we file the Certificate of Merger with the Secretary of State of the State of New York and a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware, or a later date that we specify in these instruments.

Termination of the Reincorporation Merger Agreement

        The reincorporation merger agreement may be terminated at any time prior to the consummation of the reincorporation merger by action of Sabine's board of directors, New Delaware Holdco's board of directors or Reincorporation Merger Sub's board of directors if any of such board of directors determine that for any reason the completion of the transactions provided for therein would be inadvisable or not in the best interest of such corporation or its stockholders, subject to the obligations of Sabine to take certain actions to consummate the reincorporation merger set forth in the stockholder's agreement, and summarized in the introduction to this "Proposal No. 2—The Reincorporation Merger." In the event of such termination, the reincorporation merger agreement will become void and neither Sabine, Reincorporation Merger Sub nor New Delaware Holdco, nor their respective stockholders, directors, or officers, will have any liability with respect to such termination.

Amendment of the Reincorporation Merger Agreement

        The reincorporation merger agreement may be supplemented, amended or modified at any time prior to the completion of the reincorporation merger (even after approval by the Sabine stockholders), by the mutual consent of the parties thereto. However, after the reincorporation merger agreement has been approved by the Sabine stockholders, there may not be any amendment which adversely affects the rights of the Sabine stockholders without the Sabine stockholders' further approval.

Anticipated Accounting Treatment

        For accounting purposes, the reincorporation merger will be treated as a merger of entities under common control. Accordingly, the financial position and results of operations of the Company will be included in the consolidated financial statements of New Delaware Holdco on the same basis as currently presented.

Authorized and Outstanding Capital Stock

        Prior to completion of the reincorporation merger, Sabine's Amended and Restated Certificate of Incorporation (the "Sabine Charter"), will authorize the issuance of          shares of common stock, par value $          per share, and          shares of preferred stock, par value $          per share. New Delaware Holdco's Charter, which will govern the rights of our stockholders after the reincorporation merger, authorizes the issuance of          shares of common stock, par value $          per share, and          shares of preferred stock, par value $          per share.

        Upon completion of the reincorporation merger:

  •
  the number of shares of New Delaware Holdco common stock that will be outstanding will be equal to the number of shares of Sabine common stock outstanding immediately prior to the reincorporation merger;

  •
  the number of shares of New Delaware Holdco common stock reserved for issuance under the Amended and Restated LTIP will be the same as the number of shares of Sabine common stock reserved for issuance under the Amended and Restated LTIP immediately prior to the reincorporation merger (which, as of                        , 2015, is           shares, including          unexercised and unexpired options to purchase Sabine common stock, and          shares reserved for issuance pursuant to future awards (without giving effect to the reverse stock split);

  •
  the number of shares of New Delaware Holdco common stock reserved for issuance upon exercise of outstanding warrants will be the same as the number of shares of Sabine common stock reserved for issuance under the warrants immediately prior to the reincorporation merger (which, as of the date of this proxy statement/prospectus, is           shares); and

  •
  the number of shares of New Delaware Holdco Series A preferred stock that will be outstanding will be equal to the number of shares of Sabine Series A preferred stock outstanding immediately prior to the reincorporation merger.

Security Ownership of Directors and Executive Officers

        On                        , 2015, the record date for the special meeting, directors, executive officers and their affiliates beneficially owned approximately      % of the issued and outstanding shares of Sabine common stock.

Regulatory Requirements in Connection With the Reincorporation Merger

        The reincorporation merger is conditioned on, among other things, the SEC declaring effective the registration statement, of which this proxy statement/prospectus forms a part. No other material federal or state regulatory requirements must be complied with or material governmental approvals obtained in connection with the reincorporation merger.

Trading of New Delaware Holdco Common Stock

        New Delaware Holdco common stock is not currently traded on any stock exchange or quoted on any market. Following the reincorporation merger, we expect New Delaware Holdco common stock to be listed on the NYSE or NASDAQ.

        Computershare Trust Company, N.A., our transfer agent and registrar, will act as transfer agent and registrar for New Delaware Holdco.

        On                        , 2015, the closing price per share of Sabine common stock was $        .

Termination of Quotation on the OTCQB and De-Registration of Sabine Common Stock

        Following the reincorporation merger, Sabine's common stock will no longer be quoted on the OTCQB or listed on any exchange and will no longer be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, Sabine will cease to be a reporting company under the Exchange Act.

Consequences Under the Securities Act

        After the reincorporation merger, New Delaware Holdco will file periodic reports and other documents with the SEC and provide to its stockholders the same types of information that Sabine currently provides. Stockholders whose common stock is freely tradable before the reincorporation merger will have freely tradable shares of New Delaware Holdco common stock. Stockholders holding restricted shares of Sabine common stock will have shares of New Delaware Holdco common stock which are subject to the same restrictions on transfer as those to which their present shares of Sabine common stock are subject, and their stock certificates, if surrendered for replacement certificates representing shares of New Delaware Holdco common stock, will bear a similar restrictive legend as appears on their present stock certificates. For purposes of computing compliance with the holding period requirement of Rule 144 under the Securities Act, stockholders will be deemed to have acquired their shares of New Delaware Holdco common stock on the date they acquired their shares of Sabine common stock.

Governance of New Delaware Holdco Following the Reincorporation Merger

        The current members of the New Delaware Holdco board of directors are the same as the members of the Sabine board of directors, and include the following persons: David J. Sambrooks, Brooks M. Shughart, John Yearwood, Duane C. Radtke, Alex T. Krueger, Patrick R. McDonald and Thomas N. Chewning.

        We expect that the committees of the New Delaware Holdco board of directors will include an Audit Committee, a Compensation Committee and a Nominating and Governance Committee, the members of which will be the same as the current members of the equivalent Committees of Sabine, which includes the following persons:

Audit Committee	Compensation Committee	Nominating and Governance Committee
Thomas N. Chewning (chair)	John Yearwood (chair)	Brooks M. Shughart (chair)
John Yearwood	Thomas N. Chewning	Duane C. Radtke
Duane C. Radtke	Duane C. Radtke	John Yearwood

        The executive officers of New Delaware Holdco are as follows:

  •
  David J. Sambrooks—President and Chief Executive Officer;

  •
  Michael D. Magilton—Senior Vice President and Chief Financial Officer;

  •
  R. Todd Levesque—Executive Vice President and Chief Operating Officer;

  •
  Cheryl R. Levesque—Senior Vice President, Asset Development; and

  •
  Timothy D. Yang—Senior Vice President, Land & Legal, General Counsel, Chief Compliance Officer and Secretary.

        We expect that upon completion of the reincorporation merger, the executive officers of New Delaware Holdco will be the same as the executive officers of Sabine today, and their employment agreements with Sabine will be assumed by New Delaware Holdco in connection with the reincorporation merger.

Comparison of Rights of Sabine Stockholders Before and After the Reincorporation Merger

        The rights of Sabine common stockholders are currently governed by Sabine's certificate of incorporation and bylaws and by the New York Business Corporation Law. After the reincorporation merger, assuming it is completed, the rights of Sabine's former stockholders, who will receive New Delaware Holdco common stock in the reincorporation merger, will be governed by New Delaware Holdco's certificate of incorporation and bylaws and by the Delaware General Corporation Law. Set forth below is a discussion of the material differences between the rights of a holder of Sabine common stock, on the one hand, and the rights of a holder of New Delaware Holdco common stock on the other hand.

	Sabine	New Delaware Holdco
Authorized Capital	Sabine currently has authority to issue 650,000,000 shares of common stock, par value $0.10 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The preferred stock is classified into two classes, Senior Preferred Stock and Junior Preferred Stock, each of which will be issuable in one or more series. The class of Senior Preferred Stock consists of 7,350,000 shares and the class of Junior Preferred Stock consists of 2,650,000 shares. There are currently 2,508,945 shares of Senior Preferred Stock outstanding.	New Delaware Holdco will have authority to issue 2,500,000,000 shares of common stock, par value $0.01 per share, and 500,000,000 shares of preferred stock, par value $0.01 per share. If the reverse stock split is approved, New Delaware Holdco will have authority to issue shares of common stock, par value $0.01 per share, and shares of preferred stock, par value $0.01 per share.
Dividends

Sabine's certificate of incorporation provides that Sabine's board of directors may from time to time declare dividends on its outstanding shares, provided, that dividends will be declared and paid on all outstanding shares of preferred stock before any dividends on the outstanding shares of Sabine common stock will be declared and paid.

New Delaware Holdco's certificate of incorporation provides that New Delaware Holdco's board of directors may from time to time declare dividends on its outstanding shares, provided, that dividends on the shares of common stock will be subject to the rights and preferences, if any, applicable to shares of preferred stock or any series thereof.

	Sabine	New Delaware Holdco
Number and Qualification of Directors; Classification of Directors

Sabine's bylaws provide that there will be no less than six and no more than fifteen members of the board of directors.

The directors are classified with respect to their terms of office by dividing them into three classes established by action of the stockholders or of the board of directors. At each annual meeting of stockholders, directors to replace those whose terms expire at such annual meeting will be elected to hold office until the third succeeding annual meeting.

New Delaware Holdco's certificate of incorporation provides that there will be no less than one and, prior to the Trigger Date, which is the earlier of (a) ten business days following the date on which First Reserve no longer beneficially owns in the aggregate more than 25% in voting power of the then-outstanding shares of New Delaware Holdco common stock and (b) the business day following public announcement by First Reserve that First Reserve has made an election that the "Trigger Date" has occurred, no more than eight members of the board of directors, provided, that the board may fix a number of directors greater than eight with the approval of First Reserve.

The directors are classified with respect to their terms of office by dividing them into three classes, as nearly equal in number as is reasonably possible. At each annual meeting of stockholders, directors to replace those whose terms expire at such annual meeting will be elected to hold office until the third succeeding annual meeting.

	Sabine	New Delaware Holdco
Election of Directors

Sabine's bylaws provide that directors are elected by a majority of the votes cast at the meeting, provided, that if at any meeting at which directors will be elected the number of nominees exceeds the number of directors to be elected, the directors will be elected by the vote of a plurality of the votes cast.

New Delaware Holdco's bylaws provide that, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, directors are elected by a plurality of the shares of common stock validly cast.

Pursuant to the stockholder's agreement, for so long as the Legacy Sabine Investors own at least 15% of the outstanding New Delaware Holdco common stock, the Legacy Sabine Investors will have the right to designate a number of individuals to be nominees for election to the New Delaware Holdco board of directors equal to the lesser of (1) their combined voting percentage in New Delaware Holdco common stock and (2) one less than the number of directors that would represent a majority of the New Delaware Holdco board of directors if there were no vacancies. New Delaware Holdco will cause the persons designated by the Legacy Sabine Investors in accordance with the previous sentence to be nominated for election at each meeting of stockholders of New Delaware Holdco at which directors are to be elected, and such persons will be recommended for election by the board of directors of New Delaware Holdco. New Delaware Holdco will use its reasonable best efforts to cause the election of each properly designated person to the New Delaware Holdco board of directors, including by soliciting proxies in favor of the election of each such designee.

As long as one of the Legacy Sabine Investors retains its board designation rights, for all other persons than the Legacy Sabine Investor designees, the Legacy Sabine Investors will vote their shares of New Delaware Holdco common stock in accordance with the recommendation of the members of the Nominating and Governance Committee.

	Sabine	New Delaware Holdco
Removal of Directors

Sabine's bylaws provide that the board of directors may, by majority vote of all directors then in office, remove a director for cause. A director may be removed without cause by the affirmative vote of the holders of two-thirds of the votes represented by all the outstanding shares entitled to vote thereon at a meeting of stockholders called for that purpose.

New Delaware Holdco's certificate of incorporation provides that, prior to the Trigger Date, subject to the rights of holders of shares of any series of preferred stock, if any, any director may be removed at any time, with or without cause, upon the vote of a majority of the outstanding shares of New Delaware Holdco voting stock. On and after the Trigger Date, any director may be removed only for cause upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of New Delaware Holdco voting stock.

Vacancies on the Board of Directors

Sabine's bylaws provide that any vacancies will be filled in the following manner: (i) if the vacancy is caused by reason of the removal of a director without cause, it will be filled by election at a special meeting of stockholders entitled to vote on the matter or at any annual meeting without notice; (ii) if the vacancy is caused in any other way, or if new directorships are created, all of the directors then in office, although less than a quorum, may by majority vote choose a successor or successors or fill each newly created directorship; and (iii) if the entire board dies or resigns or becomes incapacitated to act, any stockholder may call a special meeting and directors for the unexpired term may be elected at such special meeting in the manner prescribed for their election at annual meetings.

New Delaware Holdco's certificate of incorporation provides that any vacancy occurring in New Delaware Holdco's board of directors created on account of death, disability, resignation, disqualification, removal or other causes, or resulting from an increase in the authorized number of directors, will be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Except for vacancies resulting from an increase in the number of directors, the directors so chosen will hold office for the remainder of his predecessor's term.

	Sabine	New Delaware Holdco
Action by Written Consent

Under the New York Business Corporation Law, whenever stockholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon.

Under New Delaware Holdco's certificate of incorporation, prior to the Trigger Date, any action required or permitted to be taken by stockholders of New Delaware Holdco may be taken without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action. On and after the Trigger Date, any action required or permitted to be taken by stockholders of New Delaware Holdco may be taken without a meeting, without prior notice and with a vote of stockholders, if consent or consents in writing, setting forth the actions so taken, is or are signed by the holders of all outstanding New Delaware Holdco common stock.

Annual and Special Meetings of Stockholders

Annual Meetings

Sabine's bylaws provide that annual meetings of stockholders will be held on the second Wednesday in May of each year if not a legal holiday, and if a legal holiday, then on the next business day following, at 10 am., or at such other date and time as may be fixed from time to time by the board of directors at such place within or without the State of New York as may be fixed from time to time by the board of directors and all as stated in the notice of the meeting.

Annual Meetings

New Delaware Holdco's bylaws provide that if required by applicable law, an annual meeting of stockholders will be held at such date, time and place, if any, either within or without the State of Delaware, and time as may be fixed by the board of directors. The board, the chairman of the board or the chief executive officer may designate the place of any special meeting. If no place is designated, the place of the meeting will be the principal executive offices of New Delaware Holdco.

Sabine	New Delaware Holdco

Special Meetings

Sabine's bylaws provide that special meetings may be held at such place within or without the State of New York as shall be fixed from time to time by the board of directors, or if no such place is so fixed, or whenever stockholders entitled to call a special meeting call the same, at Denver, Colorado. Except as otherwise provided in Sabine's bylaws or certificate of incorporation or as otherwise required by law, special meetings of stockholders may be called by the board of directors or the chairman of the board or the chief executive officer, at such time as may be fixed by the person or persons calling the same and as will be stated in the notice of said meeting, except when the New York Business Corporation Law confers upon the stockholders the right to demand the call of such meeting and fix the time thereof.

Special Meetings

New Delaware Holdco's bylaws provide that special meetings may be called only by the chief executive officer, the chairman of the board or the board pursuant to a resolution adopted by a majority of the total number of directors that New Delaware Holdco would have if there were no vacancies. Prior to the Trigger Date, special meetings may also be called by the secretary at the request of the holders of record of 25% in voting power of the then-outstanding shares of stock. On and after the Trigger Date, subject to any rights of holders of any series of preferred stock, the stockholders of New Delaware Holdco do not have the power to call a special meeting of the stockholders. The board, the chairman of the board or the chief executive officer may designate the place of any special meeting. If no place is designated, the place of the meeting will be the principal executive offices of New Delaware Holdco.

Notice of Meeting	Notice of Meeting

Sabine's bylaws provide that written notice of each annual or special meeting of stockholders will specify the place, date and hour thereof and, if such meeting is a special meeting, the purpose or purposes for which the meeting is called, and that the call is being issued by or at the direction of the person or persons calling the meeting. Such notice will be given not less than ten and not more than sixty days before the date of the meeting, to each stockholder of record entitled to vote thereat, or who, by reason of any action proposed at such meeting, would be entitled to have his share voted or appraised if such action were taken.

New Delaware Holdco's bylaws provide that written notice, stating the place, if any, day and hour of the meeting and purpose or purposes for which the meeting is called, will be given not less than ten days nor more than sixty days before the date of the meeting to each stockholder entitled to vote at the meeting.

	Sabine	New Delaware Holdco
Advance Notice Requirements for Stockholder Nominations and Other Proposals

Annual Meetings

Sabine's bylaws provide that nominations of persons for election to the board of directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting pursuant to Sabine's notice of meeting, by or at the direction of the board of directors or by any stockholder of Sabine who was a stockholder of record at the time of giving of notice provided for by Sabine's bylaws and at the time of the annual meeting, is entitled to vote at the meeting and complies with the notice procedures set forth in Sabine's bylaws as to such business or nomination.

Annual Meetings

New Delaware Holdco's bylaws provide that nominations of persons for election to the board and the proposal of other business to be considered by the stockholders at an annual meeting may be made pursuant to New Delaware Holdco's notice of meeting, by or at the direction of the New Delaware Holdco board or any committee thereof or by any stockholder of New Delaware Holdco who was a stockholder of record at the time of giving of notice provided for in the bylaws of New Delaware Holdco and at the time of the annual meeting, is entitled to vote at the meeting and complies with the notice procedures as to such business or nominations.

Sabine	New Delaware Holdco

For any nominations or other business to be properly brought before an annual meeting, the stockholder must give notice to the secretary at the principal executive offices of Sabine no earlier than the close of business on the 120th day and no later than the close of business on the 90th day prior to the first anniversary date on which Sabine first mailed its proxy materials and, or its notice of access to proxy materials for the preceding year's annual meeting. In the event, however, that the date of the annual meeting is more than thirty days before or more than sixty days after the anniversary date of the preceding year's annual meeting, notice by the stockholder must be delivered no earlier than the close of business on the 120th day prior to the date of such annual meeting and no later than the close of business on the later of the 100th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the date on which public announcement of the date of such meeting is first made by Sabine. In the event that the number of directors to be elected to the board of directors is increased and there is no public announcement by Sabine naming all of the nominees for director or specifying the size of the increased board of directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the secretary at the principal executive offices of Sabine no later than the close of business on the 10th day following the day on which such public announcement is first made by Sabine.

For any nomination or other business to be properly brought before an annual meeting by a stockholder, the stockholder must give notice to the secretary at the principal executive offices of New Delaware Holdco no earlier than the close of business on the 120th day and no later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting.

However, if the annual meeting is more than thirty days before or more than sixty days after such anniversary date, notice must be delivered by the stockholder no earlier than the close of business on the 120th day prior to the ate of such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by New Delaware Holdco.

The foregoing notice requirements do not apply to First Reserve for so long as it holds in the aggregate at least 25% in voting power of the then-outstanding shares of stock. Additionally, in the event that the number of directors to be elected to the board is increased and there is no public announcement by New Delaware Holdco naming all of the nominees for director or specifying the size of the increased board at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if delivered to the secretary at the principal executive offices of New Delaware Holdco no later than the close of business on the 10th day following the day on which such public announcement is first made by New Delaware Holdco.

Sabine	New Delaware Holdco

The above described notice requirements in New Delaware Holdco's bylaws will be deemed satisfied by a stockholder if such stockholder has notified New Delaware Holdco of its intention to present a proposal or make a nomination at the annual meeting in compliance with the applicable rules and regulations under the Exchange Act and such proposal or nomination has been included in a proxy statement that has been prepared by New Delaware Holdco to solicit proxies for such annual meeting.

Sabine	New Delaware Holdco

Special Meetings

Sabine's bylaws provide that only such business will be conducted at a special meeting of stockholders as will have been brought before the meeting pursuant to Sabine's notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to Sabine's notice of meeting by or at the direction of the board of directors or, provided, that the board has determined that directors will be elected at such meeting, by any stockholders of Sabine who is a stockholder of record at the time of giving of notice provided for in Sabine's bylaws and at the time of the special meeting, is entitled to vote at the meeting and complies with the notice procedures as to such nominations. In the event that Sabine calls a special meeting of stockholders for the purpose of electing one or more directors to the board of directors, any such stockholder may nominate a person or persons for election to such positions as specified in Sabine's notice of meeting, if the stockholder delivers notice to the secretary at the principal executive offices of Sabine no earlier than the close of business on the 120th day prior to the date of such special meeting and no later than the close of business on the later of the 100th day prior to the date of such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

Special Meetings

New Delaware Holdco's bylaws provide that only such business will be conducted at a special meeting of stockholders as will have been brought before the meeting pursuant to New Delaware Holdco's notice of meeting. Nominations for persons for election to the board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting by or at the direction of the board or any committee thereof or, before the Trigger Date, by holders of record of a majority of the outstanding shares of common stock. Notice of any nominations must be delivered to the secretary at the principal executive offices of New Delaware Holdco no earlier than the close of business on the 120th day prior to the special meeting and no later than the close of business on the later of the 90th day prior to the special meeting or, if the first public announcement of the date of the special meeting is less than 100 days prior to the date of the special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting.

	Sabine	New Delaware Holdco
Amendments to the Certificate of Incorporation

Under the New York Business Corporation Law, subject to limited exceptions, amendments to the certificate of incorporation must be approved by vote of a majority of all outstanding shares entitled to vote on the proposed amendment, except that provisions of the certificate of incorporation requiring a greater or class vote may only be amended by such greater or class vote. In addition, an amendment that negatively affects in certain ways holders of shares of a class or series requires authorization by a majority of the votes of all outstanding shares of the affected class or series.

Sabine's certificate of incorporation provides that any adoption, amendment or repeal of any provision of the certificate of incorporation relating to the number, classification and terms of office of directors, the removal of directors without cause, or the power of, or vote by, the board of directors to adopt, amend or repeal the bylaws of Sabine, or any amendment to or repeal of the amendment provision contained in the certificate of incorporation will require the affirmative vote of the holders of two-thirds of all outstanding shares entitled to vote thereon.

Under the Delaware General Corporation Law, subject to limited exceptions, amendments to the certificate of incorporation must be approved by both a majority of the outstanding stock entitled to vote, as well as a majority of the outstanding stock of each class entitled to vote as a class.

Under certain circumstances, §242(b)(2) of the Delaware General Corporation Law entitles the holders of the outstanding shares of each class to vote as a class on a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation.

	Sabine	New Delaware Holdco
Amendments to Bylaws

Sabine's bylaws require the affirmative vote of a majority of the board to adopt, amend, alter or repeal the bylaws.

Sabine's certificate of incorporation provides that any adoption, amendment or repeal of any provision of the bylaws relating to the number, classification and terms of office of directors, the removal of directors without cause, or the power of the board of directors to adopt, amend or repeal the bylaws of Sabine will require the affirmative vote of the holders of two-thirds of all outstanding shares entitled to vote thereon.

Any bylaws adopted by the board may be amended or repealed by vote of the holders of shares entitled at the time to vote for the election of directors.

New Delaware Holdco's certificate of incorporation provides that the board may adopt, amend or repeal New Delaware Holdco's bylaws without any action on the part of the stockholders of New Delaware Holdco. However, any bylaw adopted or amended by the board, and any powers conferred thereby, may be amended, altered or repealed by the stockholders of New Delaware Holdco. Further, the bylaws of New Delaware Holdco may not be adopted, altered, amended or repealed by the stockholders of New Delaware Holdco (i) prior to the Trigger Date, except by the vote of holders of not less than 50% in voting power of the then-outstanding shares of New Delaware Holdco common stock entitled to vote thereon, voting together as a single class, or (ii) on and after the Trigger Date, except by the vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of New Delaware Holdco common stock entitled to vote thereon, voting together as a single class.

Limitation of Personal Liability of Directors

Sabine's certificate of incorporation provides that a director of Sabine will not be liable to Sabine or its stockholders for damages for any breach of duty in such a capacity unless a judgment or other final adjudication adverse to the director establishes that the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law; the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled; or the director's acts violate the §719 of the New York Business Corporation Law regarding the liability of directors in certain cases.

New Delaware Holdco's certificate of incorporation provides that no director of New Delaware Holdco will be liable to New Delaware Holdco or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation is not permitted under the Delaware General Corporation Law. In addition, a director of New Delaware Holdco will not be liable to the fullest extent permitted by any amendment to the Delaware General Corporation Law enacted after the adoption of New Delaware Holdco's certificate of incorporation that further limits the liability of a director.

	Sabine	New Delaware Holdco
Indemnification of Directors and Officers

Sabine's bylaws provide that except to the extent expressly prohibited by the New York Business Corporation Law, Sabine will indemnify each person made or threatened to be made a party to any action or proceeding whether civil or criminal and whether by or in the right of Sabine or otherwise, by reason of the fact that such person is or was either a director or officer of Sabine or a director or officer of Sabine who served at the request of Sabine any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding or any appeal therein, except that no indemnification will be made if a judgment or other final adjudication adverse to such indemnified person establishes that either such indemnified person's acts were committed in bad faith, or were the result of active and deliberate dishonesty, and were material to the cause of action so adjudicated, or such indemnified person personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

New Delaware Holdco's bylaws provide that New Delaware Holdco will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of New Delaware Holdco or, while a director or officer of New Delaware Holdco, is or was serving at the request of New Delaware Holdco as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all expenses, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnified person in connection with such proceeding.

Sabine	New Delaware Holdco

No indemnification will be required with respect to any settlement or other nonadjudicated disposition of any threatened or pending action or proceeding unless ordered by a court or if not so ordered will be authorized in the specific case (i) by the board of directors of Sabine acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the indemnified person has met the standard of conduct set forth above, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by the board of directors upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the standard of conduct set forth above has been met by the indemnified person, or by the stockholders upon a finding that the indemnified person has met the applicable standard of conduct set forth above, or (iii) in any other manner which may be permitted by the New York Business Corporation Law.

Sabine will advance or promptly reimburse upon request any indemnified person for all expenses, including attorneys' fees, reasonably incurred in defending any action or proceeding in advance of the final disposition thereof, so long as such indemnified person agrees to reimburse Sabine for such amount if it is ultimately determined that such person was not entitled to indemnification.

The board may also provide indemnification and advancement of expenses to such other persons as the board may determine from time to time.

New Delaware Holdco will, to the fullest extent not prohibited by law, pay the expenses, including attorneys' fees, incurred by an indemnified person in defending any proceeding in advance of its final disposition, so long as such indemnified person agrees to reimburse New Delaware Holdco for such amount if it is ultimately determined that such person was not entitled to indemnification.

New Delaware Holdco may also provide indemnification and advancement of expenses to such other persons as New Delaware Holdco may determine from time to time.

	Sabine	New Delaware Holdco

The indemnification and right to advancement of expenses of any indemnified person provided by Sabine's bylaws will continue after such indemnified person has ceased to be a director, officer or employee of Sabine and will inure to the benefit of such indemnified person's heirs, executors, administrators and legal representatives.

The indemnification provisions contained in Sabine's bylaws will apply to any legal successor to Sabine, including any corporation which acquires all or substantially all of the assets of Sabine in one or more transactions.

Certain Business Combination Restrictions

Section 912 of the New York Business Corporation Law prohibits an interested stockholder (i.e., a person who owns 20% or more of Sabine's outstanding voting stock) from engaging in various business combination transactions with Sabine, unless (a) the business combination transaction, or the transaction in which the interested stockholder became an interested stockholder, was approved by the board of directors prior to the interested stockholder's stock acquisition date, (b) the business combination transaction was approved by the disinterested stockholders at a meeting called no earlier than five years after the interested stockholder's stock acquisition date, or (c) if the business combination transaction takes place no earlier than five years after the interested stockholder's stock acquisition date, the price paid to all the stockholders under such transaction meets statutory criteria.

New Delaware Holdco has elected in its certificate of incorporation to not be governed by §203 of the Delaware General Corporation Law, which contains certain rules and restrictions relating to transactions with interested stockholders. New Delaware Holdco has not adopted any specific provisions relating to transactions with interested stockholders.

	Sabine	New Delaware Holdco
Business Opportunities

Under New York law, the officers, directors and other fiduciaries of a corporation are not permitted to divert business opportunities from the corporation for their own benefit without board approval. Neither Sabine's certificate of incorporation nor its bylaws includes any provision renouncing or otherwise modifying the applicability of this general rule.

Under Delaware law, the officers, directors and other fiduciaries of a corporation are not permitted to divert business opportunities from the corporation for their own benefit without board approval. Section 122 of the Delaware General Corporation Law permits, however, a corporation to renounce its interest in certain types of corporate opportunities by providing so in its certificate of incorporation.

Sabine	New Delaware Holdco

New Delaware Holdco's certificate of incorporation provides that New Delaware Holdco, on behalf of itself and its subsidiaries, renounces any interest or expectancy of it or its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to First Reserve or its affiliates or any of their officers, directors, agents, stockholders, members, partners or affiliates or business opportunities in which any of the foregoing persons participates or desires to participate, even if the opportunity is one that New Delaware Holdco or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Further, neither First Reserve nor any person described above will have any duty to communicate or offer any such business opportunity to New Delaware Holdco, and neither First Reserve nor any person described above will have any liability to New Delaware Holdco or any of its subsidiaries or any stockholder for breach of any fiduciary or other duty, as a director or officer or controlling stockholder or otherwise, by reason of the fact that First Reserve or such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to New Delaware Holdco or its subsidiaries.

Notwithstanding the above, however, if one of the persons described above is a director of New Delaware Holdco and is offered a business opportunity in his or her capacity as a director or officer of New Delaware Holdco, such person will be obligated to communicate such opportunity to New Delaware Holdco.

	Sabine	New Delaware Holdco
Exclusive Forum	Neither Sabine's certificate of incorporation nor its bylaws contains any restrictions with respect to the venue in which a stockholder may bring an action.

New Delaware Holdco's certificate of incorporation provides that unless New Delaware Holdco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Delaware Holdco, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of New Delaware Holdco to New Delaware Holdco or its stockholders, (iii) any action asserting a claim against New Delaware Holdco arising pursuant to any provision of the Delaware General Corporation Law or New Delaware Holdco's certificate of incorporation or bylaws, or (iv) any action asserting a claim against New Delaware Holdco governed by the internal affairs doctrine, provided in each case that the Court of Chancery has personal jurisdiction over the indispensable parties named as defendants in such suit.

The Sabine board unanimously recommends a vote "FOR" the reincorporation merger proposal (Item 2).

PROPOSALS NO. 3A TO 3E—DELAWARE CERTIFICATE OF INCORPORATION PROPOSALS

        Under the terms of the reincorporation merger agreement, the New Delaware Holdco certificate of incorporation attached as Exhibit A to the reincorporation merger agreement would be adopted by New Delaware Holdco and its sole stockholder and become effective immediately prior to the completion of the reincorporation merger.

        The provisions of the New Delaware Holdco certificate of incorporation were negotiated by the parties to the Combination and to the reincorporation merger agreement and are considered by the parties to be an integral part of the larger negotiated transaction. However, it is the position of the Staff of the SEC that Sabine is required to submit to its stockholders for approval certain provisions set forth in the New Delaware Holdco certificate of incorporation that differ from those set forth in the Sabine certificate of incorporation.

        The following are the provisions set forth in the New Delaware Holdco certificate of incorporation that are being submitted to Sabine common stockholders for approval:

  •
  Authorized Shares Proposal.  A provision in the New Delaware Holdco certificate of incorporation that would give New Delaware Holdco the authority to issue up to 2,500,000,000 shares of common stock and 500,000,000 shares of preferred stock, or, if the reverse stock split proposal is approved,                        shares of common stock and                        shares of preferred stock;

  •
  Director Removal Proposal.  A provision in the New Delaware Holdco certificate of incorporation that restricts the ability of stockholders to remove directors without cause following the Trigger Date;

  •
  Special Meetings Proposal.  A provision in the New Delaware Holdco certificate of incorporation that limits the ability of stockholders to demand special meetings of stockholders to the following: (a) prior to the Trigger Date, at the request of the holders of record of 25% of the outstanding shares of common stock and (b) on and after the Trigger Date, subject to any rights of holders of any series of preferred stock, the stockholders do not have the power to call a special meeting of the stockholders;

  •
  Bylaws Amendments Proposal.  A provision in the New Delaware Holdco certificate of incorporation that provides that New Delaware Holdco's bylaws may not be amended by its stockholders on and after the Trigger Date, except by the vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of New Delaware Holdco common stock entitled to vote thereon; and

  •
  Exclusive Forum Proposal.  A provision in the New Delaware Holdco certificate of incorporation that requires that certain actions and proceedings with respect to New Delaware Holdco be brought in the Court of Chancery of the State of Delaware.

        For purposes of this proxy statement/prospectus, "Trigger Date" means the earlier of (a) ten business days following the date on which First Reserve no longer beneficially owns in the aggregate more than 25% of the outstanding shares of New Delaware Holdco common stock and (b) the business day following public announcement by First Reserve that First Reserve has made an election that the "Trigger Date" has occurred.

        By approving each of the Delaware certificate of incorporation proposals, Sabine common stockholders will also be approving the proposed New Delaware Holdco certificate of incorporation in its entirety. It is a condition to the completion of the reincorporation merger that approval of the Delaware certificate of incorporation proposals is obtained.

        The Sabine board of directors unanimously has approved and recommends that you vote "FOR" the approval of each of the Delaware certificate of incorporation proposals.

        For more information about the rights of New Delaware Holdco common stockholders following completion of the reincorporation merger, and for additional information concerning the manner in which the provisions of the Sabine certificate of incorporation may differ from the provisions of the proposed New Delaware Holdco certificate of incorporation described below, see "Proposal No. 2—The Reincorporation Merger—Comparison of Rights of Sabine Stockholders Before and After the Reincorporation Merger." You should also carefully read the full text of the New Delaware Holdco certificate of incorporation and bylaws, which are attached hereto as Annex B and Annex C, respectively, to this proxy statement/prospectus. The following summary description of certain provisions of the New Delaware Holdco certificate of incorporation is qualified by reference to the attached full text of the form of the New Delaware Holdco certificate of incorporation and bylaws attached to this proxy statement/prospectus.

Proposal 3A: The Authorized Shares Proposal

        Approval of provisions relating to the number of authorized shares.

        The proposed New Delaware Holdco certificate of incorporation provides that New Delaware Holdco has the authority to issue up to 2,500,000,000 shares of common stock and 500,000,000 shares of preferred stock, or, if the reverse stock split proposal is approved,                    shares of common stock and                    shares of preferred stock.

        Sabine's existing certificate of incorporation provides that Sabine is authorized to issue up to 650,000,000 shares of common stock and 10,000,000 shares of preferred stock.

  Required Vote; Recommendation of the Board of Directors

        Assuming the presence of a quorum, the affirmative vote of a majority of the shares of Sabine common stock present (in person or by proxy) at the special meeting and entitled to vote on the record date is required to approve the Delaware certificate of incorporation proposals. If you vote to abstain, it will have the same effect as voting "AGAINST" these proposals. If you fail to vote, it will have no effect on the voting outcome of these proposals, but it will make it more difficult to have a quorum. Accordingly, it is important that you provide Sabine with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

The Sabine board unanimously recommends a vote "FOR" the authorized shares proposal (Item 3A).

Proposal 3B: The Director Removal Proposal

        Approval of provisions restricting the ability of stockholders to remove directors without cause following the Trigger Date.

        The proposed New Delaware Holdco certificate of incorporation provides that:

  •
  prior to the Trigger Date, stockholders may remove directors with or without cause by the affirmative vote of holders of at least a majority of the outstanding shares of New Delaware Holdco; and

  •
  following the Trigger Date, the stockholders may remove directors only for cause by the affirmative vote of holders of at least 66 2/3% of the outstanding shares of New Delaware Holdco.

        Sabine's existing bylaws provide that a director may be removed without cause by the affirmative vote of the holders of two-thirds of the votes represented by all the outstanding shares entitled to vote thereon at a meeting of Sabine common stockholders called for that purpose.

  Required Vote; Recommendation of the Board of Directors

        Assuming the presence of a quorum, the affirmative vote of a majority of the shares of Sabine common stock present (in person or by proxy) at the special meeting and entitled to vote on the record date is required to approve the Delaware certificate of incorporation proposals. If you vote to abstain, it will have the same effect as voting "AGAINST" these proposals. If you fail to vote, it will have no effect on the voting outcome of these proposals, but it will make it more difficult to have a quorum. Accordingly, it is important that you provide Sabine with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

The Sabine board recommends a vote "FOR" the director removal proposal (Item 3B).

Proposal 3C: The Special Meetings Proposal

        Approval of provisions relating to the ability of stockholders to demand special meetings of stockholders.

        The proposed New Delaware Holdco certificate of incorporation provides that:

  •
  prior to the Trigger Date, the secretary of New Delaware Holdco may call a special meeting of stockholders at the request of holders of record of 25% of the outstanding shares of New Delaware Holdco common stock; and

  •
  following the Trigger Date, subject to any rights of holders of any series of preferred stock, the stockholders do not have the power to call a special meeting of the stockholders.

        Sabine's existing bylaws provide that stockholders have the right to call a special meeting of stockholders when the New York Business Corporation Law confers such right upon the stockholders.

  Required Vote; Recommendation of the Board of Directors

        Assuming the presence of a quorum, the affirmative vote of a majority of the shares of Sabine common stock present (in person or by proxy) at the special meeting and entitled to vote on the record date is required to approve the Delaware certificate of incorporation proposals. If you vote to abstain, it will have the same effect as voting "AGAINST" these proposals. If you fail to vote, it will have no effect on the voting outcome of these proposals, but it will make it more difficult to have a quorum. Accordingly, it is important that you provide Sabine with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

The Sabine board recommends a vote "FOR" the special meetings proposal (Item 3C).

Proposal 3D: The Bylaws Amendments Proposal

        Approval of provisions relating to amendments to the bylaws.

        The proposed New Delaware Holdco certificate of incorporation provides that:

  •
  prior to the Trigger Date, stockholders may adopt, alter, amend or repeal the New Delaware Holdco bylaws by the affirmative vote of holders of at least a majority of the outstanding shares of New Delaware Holdco; and

  •
  after the Trigger Date, stockholders may adopt, alter, amend or repeal the New Delaware Holdco bylaws by the affirmative vote of holders of at least 66 2/3% of the outstanding shares of New Delaware Holdco.

        Sabine's existing certificate of incorporation provides that any adoption, amendment or repeal of any provision of the bylaws relating to the number, classification and terms of office of directors, the removal of directors without cause, or the power of the board of directors to adopt, amend or repeal the bylaws of Sabine will require the affirmative vote of the holders of two-thirds of all outstanding shares entitled to vote thereon. Any other bylaws adopted by the board may be amended or repealed by vote of the holders of a majority of the shares entitled at the time to vote for the election of directors.

  Required Vote; Recommendation of the Board of Directors

        Assuming the presence of a quorum, the affirmative vote of a majority of the shares of Sabine common stock present (in person or by proxy) at the special meeting and entitled to vote on the record date is required to approve the Delaware certificate of incorporation proposals. If you vote to abstain, it will have the same effect as voting "AGAINST" these proposals. If you fail to vote, it will have no effect on the voting outcome of these proposals, but it will make it more difficult to have a quorum. Accordingly, it is important that you provide Sabine with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

        The Sabine board recommends a vote "FOR" the bylaws amendments proposal (Item 3D).

Proposal 3E: The Exclusive Forum Proposal

        Approval of provision providing that certain actions and proceedings with respect to New Delaware Holdco must be brought in the Court of Chancery of the State of Delaware.

        The proposed New Delaware Holdco certificate of incorporation provides that, unless New Delaware Holdco consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Holdco, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of New Delaware Holdco to New Delaware Holdco or its stockholders, (iii) any action asserting a claim against New Delaware Holdco arising pursuant to any provision of the Delaware General Corporation Law or New Delaware Holdco's certificate of incorporation or bylaws, or (iv) any action asserting a claim against New Delaware Holdco governed by the internal affairs doctrine, provided in each case that the Court of Chancery has personal jurisdiction over the indispensable parties named as defendants in such suit.

        Neither Sabine's certificate of incorporation nor its bylaws contains any restrictions with respect to the venue in which a stockholder may bring an action.

  Required Vote; Recommendation of the Board of Directors

        Assuming the presence of a quorum, the affirmative vote of a majority of the shares of Sabine common stock present (in person or by proxy) at the special meeting and entitled to vote on the record date is required to approve the Delaware certificate of incorporation proposals. If you vote to abstain, it will have the same effect as voting "AGAINST" these proposals. If you fail to vote, it will have no effect on the voting outcome of these proposals, but it will make it more difficult to have a quorum. Accordingly, it is important that you provide Sabine with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

The Sabine board recommends a vote "FOR" the exclusive forum proposal (Item 3E).

 PROPOSAL NO. 4—THE AMENDED AND RESTATED LTIP

Background and Purpose of the Proposal

        The Sabine board originally adopted the Forest Oil Corporation 2014 Long Term Incentive Plan (the "2014 LTIP") on August 7, 2014, subject to stockholder approval. At the special meeting of the Sabine stockholders held on November 20, 2014, the Sabine stockholders approved the 2014 LTIP. In connection with the Combination, the 2014 LTIP was renamed the "Sabine Oil & Gas Corporation 2014 Long Term Incentive Plan".

        At the special meeting of stockholders to be held on                        , 2015, stockholders will be asked to approve the amendment and restatement of the 2014 LTIP in order to increase the number of shares reserved for issuance thereunder, from 20,000,000 shares to 40,000,000 shares which was approved by the Sabine board of directors (then known as "Forest Oil Corporation") on December 16, 2014. If approved by Sabine stockholders at the special meeting, the Amended and Restated LTIP will become effective upon such approval.

        Note that the share amounts provided in this Proposal No. 4 do not reflect the effect of the reverse stock split described in Proposal No. 1, however, if Proposal No. 1 is approved, pursuant to the terms of the Amended and Restated LTIP, the number of shares reserved as well as any outstanding awards will be appropriately adjusted by the committee (as defined below).

Summary of the Proposal

        The use of stock-based awards under the Amended and Restated LTIP will continue to be a key element of Sabine's and, following the reincorporation merger described in Proposal No. 2, New Delaware Holdco's compensation program. For purposes of this Proposal No. 4, Sabine and New Delaware Holdco are together referred to as the "Company". The purpose of the amendment to the 2014 LTIP is to increase the number of shares of common stock that the Company may issue under the 2014 LTIP from 20,000,000 shares to 40,000,000 shares. This share increase is the only substantive change to the 2014 LTIP made by the amendment. Of the 20,000,000 shares currently authorized for issuance under the 2014 LTIP, a total of (i)                     shares have been issued and (ii) shares will remain subject to unvested time-based restricted stock awards, in each case as of                        ,            . No other equity awards are outstanding under the 2014 LTIP as of such date. Both of Sabine's prior plans, the Forest Oil Corporation 2007 Stock Incentive Plan (the "2007 Stock Plan") and the Forest Oil Corporation 2001 Stock Incentive Plan, as amended (the "2001 Stock Plan"), were frozen upon the closing of the Combination and therefore no further awards may be granted under either plan. As of                         , 2015                    shares and                    shares were subject to outstanding awards under the 2007 Stock Plan and the 2001 Stock Plan, respectively.

        The 2014 LTIP is a broad-based plan under which the Company may grant awards to employees, directors and consultants of the Company and its subsidiaries. The Company believes that its interests are best advanced by aligning the interests of employees, directors and consultants of the Company and its subsidiaries with the interests of its stockholders. Therefore, the Company board has adopted the Amended and Restated LTIP, subject to stockholder approval, in order to attract, retain and motivate employees, directors and consultants, by delivering market-competitive long-term incentive compensation. Approval of the Amended and Restated LTIP will permit the Company to continue to use stock-based compensation to align stockholder and employee interests and to motivate employees and others providing services to the Company or any subsidiary. While the Company board is cognizant of the potential dilutive effect of compensatory stock awards, it also recognizes the significant motivational and performance benefits that are achieved from making such awards.

        The Company board determined the size of the proposed share increase after consultation with its compensation consultant, Pearl Meyer & Partners, LLC ("Pearl Meyer"). The Company determined that the size of the proposed share increase is appropriate for the following reasons, each of which based on research and information provided by Pearl Meyer: (1) total "overhang" following the approval will be approximately 14% of common shares outstanding, which is within the market middle range for recent energy industry initial public offerings; (2) the number of shares requested could last between 3 and 4 years at an average stock price of $2.30 per share or more; and (3) an annual burn rate of 2% would imply a plan life of between 4 and 5 years. Stockholders should note that the expected life of the 20,000,000 shares requested is heavily dependent upon the Company's stock price and the information provided regarding the expected life of the share request is just an estimate. The committee (described below) will monitor the resulting burn rate and dilution to ensure that stockholder dilution remains within a reasonable range over the life of the plan.

        A summary description of the material features of the Amended and Restated LTIP as proposed is set forth below. The following summary does not purport to be a complete description of all the provisions of the Amended and Restated LTIP and is qualified in its entirety by reference to the Amended and Restated LTIP, a copy of which is attached as Annex D hereto and incorporated in its entirety in this proposal by reference.

Summary of the Amended and Restated LTIP

Purposes of the Amended and Restated LTIP

        The purpose of the Amended and Restated LTIP is to attract and retain able persons as employees, directors and consultants of the Company (and its subsidiaries) and to provide incentives to such individuals to devote their abilities and energies to the Company's success through affording such individuals a means to acquire and maintain stock ownership or awards, the value of which is tied to the performance of the Company's common stock.

Award Types

        The Amended and Restated LTIP permits the grant of nonstatutory options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, and other stock-based awards, any of which may be further designated as performance awards or annual incentive awards (collectively referred to as "Awards").

Administration

        The Amended and Restated LTIP will be administered by a committee of the Company board (the "committee") pursuant to its terms and all applicable state, federal or other rules or laws. However, the Company board may also take any action designated to the committee, unless it is determined that administration of the Amended and Restated LTIP by "outside directors" is necessary with respect to awards intended to qualify for the "performance-based compensation" exemption to Section 162(m). The committee has the sole discretion to determine the eligible employees, directors and consultants to whom Awards are granted under the Amended and Restated LTIP and the manner in which such Awards will vest. Awards may be granted by the committee to employees, directors and consultants in such amounts (measured in cash, shares of common stock or as otherwise designated), at such times and on such terms and conditions as the committee shall determine. Subject to applicable law and the terms of the Amended and Restated LTIP, the committee is authorized to interpret the Amended and Restated LTIP, to establish, amend and rescind any rules and regulations relating to the Amended and Restated LTIP, to delegate duties under the Amended and Restated LTIP, to terminate, modify or amend the Amended and Restated LTIP (subject to any required stockholder approval as described below), and to make any other determinations that it deems necessary or desirable for the administration of the Amended and Restated LTIP. The committee may correct any defect, supply any omission or reconcile any inconsistency in the Amended and Restated LTIP in the manner and to the extent the committee deems necessary or desirable. All determinations of the committee shall be final, binding and conclusive upon all parties.

Eligibility to Participate

        The employees eligible to receive Awards under the Amended and Restated LTIP are the Company's employees and those of its subsidiaries. Members of the Company's board who are not employees or consultants of the Company or its subsidiaries and individuals who provide consulting, advisory or other similar services to the Company or its subsidiaries are also eligible to receive Awards. As of                        , 2015 Sabine has                    employees,                     non-employee directors and consultants who would be eligible to participate in the Amended and Restated LTIP. Eligible employees, directors or consultants who are designated by the committee to receive an Award under the Amended and Restated LTIP are referred to as "participants."

Individual Limitations on Awards

        The Amended and Restated LTIP provides that a participant who is expected to be a "covered employee" within the meaning of Section 162(m) may not receive (i) grants of share-denominated Awards (other than options and stock appreciation rights) that are intended to qualify for the performance-based exception to Section 162(m) during a calendar year with respect to more than 1,000,000 shares of the Company's common stock, (ii) grants of options and stock appreciation rights during a calendar year with respect to more than 1,000,000 shares of the Company's common stock and (iii) dollar-denominated Awards during a calendar year that are intended to qualify for the performance-based exception to Section 162(m) with a value determined on the date of grant in excess of $5,000,000. These limits are not intended to suggest that the amount of compensation received by any individual expected to be a covered employee will be the maximum set forth in the Amended and Restated LTIP.

Number of Shares Subject to the Amended and Restated LTIP

        The maximum number of shares of the Company's common stock that may be issued under the Amended and Restated LTIP is 40,000,000 shares, subject to certain adjustments as provided in the Amended and Restated LTIP. The closing price of a share of the Company's common stock on the OTCQB on January 20, 2015 was $0.22. If an Award expires or is canceled, forfeited, exchanged, or settled in cash, or otherwise terminates, including shares forfeited with respect to restricted stock, the shares subject to those Awards will again be available for issuance under the Amended and Restated LTIP, unless an applicable law or regulation prevents such re-issuance. Shares withheld in payment of any exercise or purchase price of an Award or taxes related to an Award will not be available for future issuance under the Amended and Restated LTIP.

Source of Shares

        Common stock issued under the Amended and Restated LTIP may come from authorized but unissued shares of the Company's common stock, from treasury stock held by the Company or from previously issued shares of common stock reacquired by the Company, including shares purchased on the open market.

Stock Options

        Stock options to purchase one or more shares of the Company's common stock may be granted under the Amended and Restated LTIP. The committee may determine to grant stock options that are either incentive stock options governed by Section 422 of the Internal Revenue Code, or stock options that are not intended to meet these requirements (called "nonstatutory options"). The committee will determine the specific terms and conditions of any stock option at the time of grant. The exercise price of any stock option will not be less than 100% of the fair market value of a share of the Company's common stock on the date of the grant (other than in limited situations pertaining to substitute Awards), and in the case of an incentive stock option granted to an eligible employee that owns more than 10% of the Company's common stock, the exercise price will not be less than 110% percent of the fair market value of the Company's common stock on the date of grant. The term for a stock option may not exceed 10 years and incentive stock options may not be granted more than ten years after the date of adoption of the Amended and Restated LTIP. The committee will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the committee, payment in common stock, other Awards, or other property) and the methods and forms in which common stock will be delivered to a participant.

Stock Appreciation Rights

        The committee may grant stock appreciation rights (or "SARs") independent of or in connection with a stock option. The grant, or exercise, price per share of an SAR will be an amount determined by the committee and will be not less than the fair market value per share of the common stock on the date the SAR is granted. Generally, each SAR will entitle a participant upon exercise to an amount equal to (i) the excess of (a) the fair market value of one share of common stock on the exercise date over (b) the exercise price, multiplied by (ii) the number of shares of common stock covered by the SAR. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, as determined by the committee. The term of an SAR may not exceed 10 years.

Restricted Stock

        Restricted stock may be granted under the Amended and Restated LTIP, which means shares of the Company's common stock are granted to an individual subject to transfer limitations, a risk of forfeiture and other restrictions imposed by the committee in its discretion. During the restricted period, the participant may not sell, assign or otherwise dispose of the restricted stock, and any stock certificate will contain an appropriate legend noting the restrictions upon such common stock until such time as all restrictions have been removed. Restrictions may lapse at such times and under such circumstances as determined by the committee. During the restricted period, the holder will have rights as a stockholder, including the right to vote the common stock subject to the Award and to receive cash dividends thereon (which may, if required by the committee be held by the Company during the restricted period subject to the same "vesting" terms as applicable to the underlying restricted stock award). Unless otherwise determined by the committee, common stock distributed to a holder of a restricted stock Award in connection with a stock split or stock dividend, and other property (other than cash) distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the underlying restricted stock Award with respect to which such common stock or other property has been distributed.

Restricted Stock Units

        Restricted stock units ("RSUs") are rights to receive shares of common stock, cash or a combination thereof at the end of a specified period. The committee may subject RSUs to restrictions (which may include a risk of forfeiture) to be specified in the Award agreement and such restrictions may lapse at such times and under such circumstances as determined by the committee. RSUs may be satisfied by delivery of shares of common stock, cash equal to the fair market value of the specified number of shares of common stock covered by the RSUs, or any combination thereof determined by the committee at the date of grant or thereafter. Dividend equivalents on the specified number of shares of common stock covered by RSUs will either be paid on the dividend payment date with respect to such RSUs in cash or in shares of unrestricted common stock having a fair market value equal to the amount of such dividends or deferred with respect to such RSUs and the amount or value thereof automatically deemed reinvested in additional RSUs or other Awards, unless otherwise determined by the committee on the date of grant.

Bonus Stock

        Bonus stock awards may be granted to eligible individuals. Each bonus stock award will constitute a transfer of unrestricted shares of common stock on terms and conditions determined by the committee.

Dividend Equivalents

        Dividend equivalents may be granted to eligible individuals, entitling the participant to receive cash, common stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of common stock, or other periodic payments at the discretion of the committee. Dividend equivalents may be awarded on a freestanding basis or in connection with another Award. The committee may provide that dividend equivalents will be payable or distributed when accrued, deferred until a later payment date or deemed reinvested in additional common stock, Awards, or other investment vehicles. The committee will specify any restrictions on transferability and risks of forfeiture imposed upon dividend equivalents.

Other Stock-Based Awards

        Other stock-based awards may be granted that consist of a right denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of the Company's common stock, subject to applicable legal limitations and the terms of the Amended and Restated LTIP. In the discretion of the committee, other stock-based awards may be subject to such vesting and other terms as the committee may establish, including performance goals. Cash awards may be granted as an element of or a supplement to any other stock-based awards permitted under the Amended and Restated LTIP.

Performance Awards; Annual Incentive Awards

        The committee may designate that certain Awards granted under the Amended and Restated LTIP constitute "performance" Awards. A performance Award is any Award the grant, exercise or settlement of which is subject to one or more performance standards. If the committee determines that a participant is expected to be a "covered employee" under Section 162(m) and the contemplated Award is intended to qualify as "performance-based compensation" under such section, then the grant, exercise and/or settlement of such Award will be contingent upon the achievement of one or more pre-established performance goals based on one or more of the business criteria set forth below. With respect to Awards intended to constitute "performance-based compensation," performance goals will be designed to be objective, "substantially uncertain" of achievement at the date of grant, and to otherwise meet the requirements of Section 162(m) and the regulations thereunder. Performance goals may vary among Award recipients or among Awards to the same recipient. Performance goals will be established not later than 90 days after the beginning of any performance period applicable to such Awards, or at such other date as may be required or permitted for "performance-based compensation" under Section 162(m). If the committee notes that it will exclude the impact of any or all of the following events or occurrences at the time it establishes the performance goals for the relevant performance period, then the following events may be appropriately excluded, as applicable: (a) asset write-downs; (b) litigation, claims, judgments or settlements; (c) the effect of changes in tax law or other such laws or regulations affecting reported results; (d) accruals for reorganization and restructuring programs; (e) any extraordinary, unusual or nonrecurring items as described in the Accounting Standards Codification Topic 225, as the same may be amended or superseded from time to time; (f) any change in accounting principles as defined in the Accounting Standards Codification Topic 250, as the same may be amended or superseded from time to time; (g) any loss from a discontinued operation as described in the Accounting Standards Codification Topic 360, as the same may be amended or superseded from time to time; (h) goodwill impairment charges; (i) operating results for any business acquired during the calendar year; and (j) third party expenses associated with any acquisition by the Company or any subsidiary.

        One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified subsidiaries, divisions, businesses or geographical units of the Company (except with respect to stock price and earnings per share criteria), will be used by the committee in establishing performance goals: (1) earnings per share; (2) increase in revenues; (3) increase in cash flow; (4) increase in cash flow from operations; (5) increase in cash flow return; (6) return on net assets; (7) return on assets; (8) return on investment; (9) return on capital; (10) return on equity; (11) economic value added; (12) operating margin; (13) contribution margin; (14) net income; (15) net income per share; (16) pretax earnings; (17) pretax earnings before interest, depreciation and amortization; (18) pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; (19) total stockholder return; (20) debt reduction; (21) market share; (22) change in the fair market value of the common stock; (23) operating income; (24) operating results; and (25) any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the committee including, but not limited to, the Standard & Poor's 500 Stock Index or a group of comparable companies.

        If the committee determines that a participant is expected to be a "covered employee" under Section 162(m) and the contemplated Award is intended to qualify as "performance-based compensation" under such section, then the committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such performance-based compensation, but may not exercise discretion to increase any such amount payable to that participant.

        The committee may establish an unfunded pool for purposes of measuring performance against performance goals. Settlement of performance pool Awards may be in common stock, cash, or a combination of common stock and cash at the discretion of the committee. The committee shall specify the circumstances in which a performance Award shall be paid or forfeited in the event of termination of employment by a participant prior to the end of a performance period or settlement of performance Awards. All determinations by the committee as to the establishment, amount and achievement of performance goals will be made in writing and the committee may not delegate any responsibility relating to such Awards granted to participants expected to be "covered employees" under Section 162(m).

        The foregoing summary of performance Awards (including with respect to the applicable business criteria and unfunded award pools) also generally applies with respect to annual incentive Awards that may be granted to participants pursuant to the Amended and Restated LTIP.

Tax Withholding

        The Company and its subsidiaries are authorized to withhold from any Award granted, or any payment relating to an Award under the Amended and Restated LTIP, including from a distribution of common stock, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take any other action the committee may deem advisable to enable the Company and participants to satisfy obligations for the payment of withholding taxes and other tax obligations related to an Award.

Subdivision or Consolidation

        In the event of a "change in control" (as defined in the Amended and Restated LTIP), certain changes to the Company's capitalization, such as a stock split, stock combination, stock dividend, extraordinary cash dividend, exchange of shares, or other recapitalization, merger or otherwise, that result in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the committee as to the number and price of shares subject to an Award, the number of shares available for issuance under the Amended and Restated LTIP, and the maximum individual limitations applicable to certain Awards. The committee may also provide for accelerated vesting (in full or in part) of such Awards, conversion of such Awards into awards denominated in the securities or other interests of any successor Person, or the cash settlement of such Awards in exchange for the cancellation thereof.

Change in Control

        Upon a "change in control," the committee shall have the discretion without the consent or approval of any holder to take any of the following actions: (i) accelerate the time at which options or SARs may be exercisable or become vested; (ii) require the surrender of Awards, including for no consideration; or (iii) make any such adjustments as the committee determines appropriate.

Termination of Employment

        The treatment of an Award upon a termination of employment or any other service relationship shall be specified in the agreement controlling such Award.

Amendment

        The Company board may amend, alter, suspend, discontinue or terminate the Amended and Restated LTIP at any time, subject to the approval of the Company's stockholders if required by any state or federal law or regulation or the rules of any stock exchange; provided, that without the consent of an affected participant, no such action by the Company board may materially and adversely affect the rights of such participant under any previously granted and outstanding Award. The committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award previously granted, except as otherwise provided in the Amended and Restated LTIP; provided, that without the consent of an affected participant, no such committee action may materially and adversely affect the rights of a participant under such Award.

Term and Termination of the Plan

        The Company board in its discretion may terminate the Amended and Restated LTIP at any time with respect to any shares of common stock that are not subject to previously granted Awards. No further Awards may be granted under the Amended and Restated LTIP after the 10th anniversary of its effective date.

Transferability of Awards

        Awards will not generally be transferable other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order issued by a court of competent jurisdiction. An incentive stock option will not be transferable other than by will or the laws of descent and distribution. With respect to a specific nonstatutory option or SAR, in accordance with rules and procedures established by the committee from time to time, the participant may transfer, for estate planning purposes, all or part of such Award to one or more immediate family members or related family trusts or partnerships or similar entities, as determined by the committee. Any attempt to transfer an Award in violation of the terms of the Amended and Restated LTIP or without proper notification to the committee shall be deemed null and void, and at the discretion of the committee, may result in a forfeiture of that Award.

Clawback Policy

        The Amended and Restated LTIP will be subject to any written clawback policy of the Company, whether in effect on the effective date of the plan or adopted by the Company in the future, which policy may subject a participant's Awards, or amounts paid or realizable under such Awards, under the Amended and Restated LTIP to reduction, cancellation, forfeiture or recoupment if certain events or wrongful conduct specified in the policy occur.

Federal Income Tax Consequences

        The following discussion is for general information only and is intended to summarize briefly the U.S. federal income tax consequences of certain transactions contemplated under the Amended and Restated LTIP. This description is based on laws, regulations and guidance currently in effect, which are subject to change (possibly retroactively). The tax treatment of participants in the Amended and Restated LTIP may vary depending on each participant's particular situation and may, therefore, be subject to special rules not discussed below. No attempt has been made to discuss any potential foreign, state or local tax consequences. Participants are advised to consult with a tax advisor concerning the specific tax consequences of their participation in the Amended and Restated LTIP.

Tax Consequences to Participants under the Amended and Restated LTIP

  Stock Options and Stock Appreciation Rights

        Participants will not realize taxable income upon the grant of a stock option or an SAR. Upon the exercise of a nonstatutory option or an SAR, a participant will recognize ordinary compensation income in an amount equal to the excess of (i) the amount of cash and the fair market value of the common stock received, over (ii) the exercise price of the Award. A participant will generally have a tax basis in any shares of common stock received pursuant to the exercise of a nonstatutory option or SAR that equals the fair market value of such shares on the date of exercise. In general, the Company will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant. When a participant sells the common stock acquired as a result of the exercise of a nonstatutory option or SAR, any appreciation (or depreciation) in the value of the common stock after the exercise date is treated as long- or short-term capital gain (or loss) for federal income tax purposes, depending on the holding period. The common stock must be held for more than 12 months to qualify for long-term capital gain treatment.

        Participants eligible to receive a stock option intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code will not recognize taxable income on the grant of an incentive stock option. Upon the exercise of an incentive stock option, a participant will not recognize taxable income, although the excess of the fair market value of the shares of common stock received upon exercise of the incentive stock option ("ISO Stock") over the exercise price will be included in the participant's income for alternative minimum tax purposes.

        Upon the disposition of ISO Stock that has been held for the required holding period (generally, until the later of two years from the date of grant and one year from the date of exercise of the incentive stock option), a participant will generally recognize capital gain (or loss) equal to the excess (or shortfall) of the amount received in the disposition over the exercise price paid by the participant for the ISO Stock. However, if a participant disposes of ISO Stock that has not been held for the requisite holding period (a "Disqualifying Disposition"), the participant will recognize ordinary compensation income in the year of the Disqualifying Disposition in an amount equal to the amount by which the fair market value of the ISO Stock at the time of exercise of the incentive stock option (or, if less, the amount realized in the case of an arm's length disposition to an unrelated party) exceeds the exercise price paid by the participant for such ISO Stock. A participant would also recognize capital gain to the extent the amount realized in the Disqualifying Disposition exceeds the fair market value of the ISO Stock on the exercise date. If the exercise price paid for the ISO Stock exceeds the amount realized (in the case of an arm's-length disposition to an unrelated party), such excess would ordinarily constitute a capital loss.

        The Company will generally not be entitled to any federal income tax deduction upon the grant or exercise of an incentive stock option, unless a participant makes a Disqualifying Disposition of the ISO Stock. If a participant makes a Disqualifying Disposition, the Company will then generally be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by the participant.

        Under current rulings, if a participant transfers previously held shares of common stock (other than ISO Stock that has not been held for the requisite holding period) in satisfaction of part or all of the exercise price of a stock option, whether a nonstatutory option or an incentive stock option, no additional gain will be recognized on the transfer of such previously held shares in satisfaction of the nonstatutory option or incentive stock option exercise price (although a participant would still recognize ordinary compensation income upon exercise of a nonstatutory option in the manner described above). Moreover, that number of shares of common stock received upon exercise which equals the number of shares of previously held common stock surrendered in satisfaction of the nonstatutory option or incentive stock option exercise price will have a tax basis that equals, and a capital gains holding period that includes, the tax basis and capital gains holding period of the previously held shares of common stock surrendered in satisfaction of the nonstatutory option or incentive stock option exercise price. Any additional shares of common stock received upon exercise will have a tax basis that equals the amount of cash (if any) paid by the participant, plus the amount of compensation income recognized by the participant under the rules described above.

  Cash Awards; Restricted Stock Units; Restricted Stock; Bonus Stock

        A participant will recognize ordinary compensation income upon receipt of cash pursuant to a cash award or, if earlier, at the time the cash is otherwise made available for the participant to draw upon. A participant will not have taxable income at the time of grant of a restricted stock unit, but rather, will generally recognize ordinary compensation income at the time he or she receives cash or a share of the Company's common stock in settlement of the restricted stock unit award, as applicable, in an amount equal to the cash or the fair market value of the common stock received. The dividend equivalents, if any, received with respect to a restricted stock unit award will be taxable as ordinary compensation income, not dividend income, when paid.

        A recipient of restricted stock or bonus stock generally will be subject to tax at ordinary income tax rates on the fair market value of the common stock when it is received, reduced by any amount paid by the recipient; however, if the common stock is not transferable and is subject to a substantial risk of forfeiture when received, a participant will recognize ordinary compensation income in an amount equal to the fair market value of the common stock (i) when the common stock first becomes transferable or is no longer subject to a substantial risk of forfeiture, in cases where a participant does not make a valid election under Section 83(b) of the Internal Revenue Code, or (ii) when the Award is received, in cases where a participant makes a valid election under Section 83(b) of the Internal Revenue Code. If a Section 83(b) election is made and the shares are subsequently forfeited, the recipient will not be allowed to take a deduction for the value of the forfeited shares. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that is subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient; otherwise the dividends will be treated as dividend income.

        The tax basis in the common stock received by a participant will equal the amount recognized by him as compensation income under the rules described in the preceding paragraph, and the participant's capital gains holding period in those shares will commence on the later of the date the shares are received or the restrictions lapse. In general, the Company will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a participant in respect of a cash award, restricted stock unit award, restricted stock award or bonus award.

Tax Consequences to the Company

  Golden Parachute Payments

        The Company's ability to obtain a deduction for future payments under the Amended and Restated LTIP could also be limited by the golden parachute rules of Section 280G of the Internal Revenue Code, which prevent the deductibility of certain excess parachute payments made in connection with a change in control of a corporation to which the participant renders services.

  Performance-Based Compensation

        In general, Section 162(m) limits the Company's compensation deduction to $1,000,000 paid in any tax year to any "covered employee" as defined under Section 162(m). This deduction limitation does not apply to certain types of compensation, including "performance-based compensation" within the meaning of Section 162(m). The terms of the Amended and Restated LTIP permit, but do not require, the Company to grant performance-based Awards under the plan that are intended to satisfy the requirements of "performance-based compensation" so that such Awards will be deductible by the Company for federal income tax purposes.

New Plan Benefits

        The future awards, if any, that will be made to eligible individuals under the Amended and Restated LTIP are subject to the discretion of the committee and, as such, we cannot currently determine the benefits or amounts that may be granted or paid to participants in the future or that would have been granted or paid for the Company's last completed fiscal year under the Amended and Restated LTIP. Therefore, the New Plan Benefits Table is not provided.

Securities Authorized for Issuance Under Equity Compensation Plans

        The following table shows, as of December 31, 2014, information with respect to compensation plans under which shares of the Company's common stock are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans(3)
Equity compensation plans approved by stockholders		N/A	3,697,627	(1)
Equity compensation plans not approved by stockholders		N/A	0

Total	2,241,486		3,697,627

(1)
Includes shares of the Company's common stock available for issuance under (i) the Company's Employee Stock Purchase Plan, and (ii) the 2014 LTIP. As of December 31, 2014, 557,029 shares of common stock were available for future issuance under the Employee Stock Purchase Plan, and

  3,140,598 shares of common stock were available for future issuance under the 2014 LTIP. The Employee Stock Purchase Plan is currently frozen until further action is taken by the Company, and thus no shares are subject to purchase during any current purchase period and will not be subject to purchase during any future purchase period unless and until further action is taken by the Company's board of directors.

Consequences of Failing to Approve the Proposal

        Failure of the Company's stockholders to approve this Proposal will not affect the rights of existing award holders under the 2014 LTIP; however, the Company may be required to reevaluate its compensation structure since adequate shares may not be available for grants in the future.

Required Vote

        Assuming the presence of a quorum, the affirmative vote of a majority of the shares of the Company's common stock present (in person or by proxy) at the special meeting and entitled to vote on the record date is required to approve this proposal. If you vote to abstain, it will have the same effect as voting "AGAINST" this proposal. If you fail to vote, it will have no effect on the voting outcome of this proposal, but it will make it more difficult to have a quorum. Accordingly, it is important that you provide the Company with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

        The Sabine board unanimously recommends a vote "FOR" the Amended and Restated LTIP proposal (Item 4).

 PROPOSAL NO. 5—THE SECTION 162(m) REAPPROVAL

Background and Purpose of the Proposal

        In addition to the amendment and restatement of the 2014 LTIP, the Sabine board is also requesting that stockholders reapprove the material terms of the Amended and Restated LTIP so that certain designated awards under the Amended and Restated LTIP may qualify for exemption from the deduction limitations of Section 162(m). As discussed in Proposal No. 4 above, under Section 162(m), the federal income tax deductibility of compensation paid to Sabine's and, following the reincorporation merger described in Proposal No. 2, New Delaware Holdco's Chief Executive Officer and three other most highly compensated officers (other than the Chief Executive Officer or Chief Financial Officer) determined pursuant to the executive compensation disclosure rules under the Securities Exchange Act of 1934 ("Covered Employees") may be limited to the extent such compensation exceeds $1,000,000 in any taxable year. For purposes of this Proposal No. 5, Sabine and New Delaware Holdco are together referred to as the "Company". However, the Company may deduct compensation paid to its Covered Employees in excess of that amount if it qualifies as "performance-based compensation" as defined in Section 162(m). In addition to certain other requirements, in order for awards under the Amended and Restated LTIP to constitute "performance-based compensation," the material terms of the Amended and Restated LTIP must be disclosed to and approved by the Company's stockholders in connection with this proxy statement.

        Under the Section 162(m) regulations, the material terms of the Amended and Restated LTIP are (i) the maximum amount of compensation that may be paid to a participant under the Amended and Restated LTIP in any fiscal year, (ii) the employees eligible to receive compensation under the Amended and Restated LTIP, and (iii) the business criteria on which the performance goals are based. The Company intends that certain awards under the Amended and Restated LTIP should meet the requirements of "qualified performance-based compensation" under Section 162(m). Accordingly, the Company is asking its stockholders to approve the material terms of the Amended and Restated LTIP for purposes of Section 162(m) so that awards under the Amended and Restated LTIP that are intended to qualify as "performance-based compensation" within the meaning of Section 162(m), and that meet all the requirements thereof, will be fully deductible by the Company. The material terms of the Amended and Restated LTIP are disclosed above in Proposal No. 4 as follows: (i) the maximum amount of compensation is described in the section entitled "Proposal No. 4—Summary of the Amended and Restated LTIP—Individual Limitations on Awards," (ii) the eligible employees are described in the section entitled "Proposal No. 4—Summary of the Amended and Restated LTIP—Eligibility to Participate," and (iii) the business criteria are described in the section entitled "Proposal No. 4—Summary of the Amended and Restated LTIP—Performance Awards; Annual Incentive Awards."

Consequences of Failing to Approve the Proposal

        Failure of the Company's stockholders to approve the Section 162(m) proposal will mean that the Company cannot grant awards that, but for the failure to obtain stockholder approval, are intended to meet the requirements of "performance-based compensation" to Covered Employees under the Amended and Restated LTIP, however, such failure shall not limit in any other manner the amount and type of awards that may be granted to Covered Employees under the Amended and Restated LTIP.

Required Vote

        Assuming the presence of a quorum, the affirmative vote of a majority of the shares of the Company's common stock present (in person or by proxy) at the special meeting and entitled to vote on the record date is required to approve this proposal. If you vote to abstain, it will have the same effect as voting "AGAINST" this proposal. If you fail to vote, it will have no effect on the voting outcome of this proposal, but it will make it more difficult to have a quorum. Accordingly, it is important that you provide the Company with your proxy or attend the special meeting in person so that your shares are counted towards the quorum and this requirement.

The Sabine board unanimously recommends a vote "FOR" the Section 162(m) proposal (Item 5).

 PROPOSAL NO. 6—APPROVAL OF THE ADJOURNMENT OR CONTINUATION OF THE
SPECIAL MEETING

Adjournment Proposal

(Item 6 on the proxy card)

        The Sabine special meeting may be adjourned or postponed to another time or place, if necessary or appropriate to permit further solicitation of proxies if there are insufficient votes at the time of the special meeting to approve the reverse stock split proposal, the reincorporation merger proposal or the Delaware certificate of incorporation proposals. If, at the special meeting, the number of shares of Sabine common stock present or represented and voting in favor of the reverse stock split proposal, reincorporation merger proposal or each of the Delaware certificate of incorporation proposals is insufficient to approve the corresponding proposals, Sabine may adjourn or postpone the special meeting in order to enable the Sabine board of directorsto solicit additional proxies for approval of such proposals.

        In the adjournment proposal, Sabine is asking its stockholders to authorize the holder of any proxy solicited by the Sabine board to vote in favor of granting discretionary authority to the proxy holders, and to each proxy holder individually, to adjourn or postpone the special meeting to another time and place for the purpose of soliciting additional proxies. If the stockholders approve this proposal, Sabine could adjourn or postpone the special meeting and any adjourned or postponed session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders who have previously voted.

Required Vote

        Whether or not a quorum is present at the special meeting, the affirmative vote of a majority of the Sabine common shares present (in person or by proxy) at the special meeting and entitled to vote on the record date is required to approve this proposal. If you vote to abstain, it will have the same effect as voting "AGAINST" this proposal. If you fail to vote, it will have no effect on the voting outcome of this proposal.

The Sabine board unanimously recommends a vote "FOR" the adjournment proposal (Item 6).

 CHANGE IN COMPANY'S ACCOUNTING FIRM

        In connection with the closing of the Combination, Sabine engaged Deloitte & Touche, LLP ("Deloitte") as its independent registered public accounting firm effective December 16, 2014. Deloitte has served as the independent registered public accounting firm of Sabine O&G since the year ended December 31, 2012.

        During the years ended December 31, 2013 and 2012 and through December 16, 2014, Old Forest did not, nor did anyone on Old Forest's behalf, consult with Deloitte with respect to either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Old Forest's consolidated financial statements, and neither a written report nor oral advice was provided to Old Forest that was an important factor Old Forest considered in reaching a decision as to any accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

        Concurrent with the appointment of Deloitte, Ernst & Young was dismissed as independent registered public accounting firm of Sabine effective December 16, 2014. The decision to change the Company's independent registered public accounting firm was approved by Sabine's audit committee.

        The audit report of Ernst & Young on the consolidated balance sheets of Old Forest as of December 31, 2013 and 2012, and the related consolidated statements of operations, cash flows and shareholders' equity for the years then ended did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to audit scope or accounting principles. However, Ernst & Young's report did contain an explanatory paragraph indicating that there is substantial doubt about Old Forest's ability to continue as a going concern.

        The audit report of Ernst & Young on the effectiveness of Old Forest's internal control over financial reporting as of December 31, 2013 contained an adverse opinion on Old Forest's internal control over financial reporting due to the effect of material weaknesses in Old Forest's internal controls as identified by management. These related to the design and operation of information technology general controls, specifically user access and program change management. This deficiency impacted controls over the financial statement close process and other review controls relying on electronic data that generally impacted all classes of transactions and thus all significant financial statement accounts. Further, Old Forest identified a material weakness related to the design and operating effectiveness of controls over the maintenance of its division of interests, and a material weakness related to the design and operating effectiveness of controls over its oil and gas property ceiling limitation test.

        During Old Forest's fiscal years ended December 31, 2013 and 2012 and through December 16, 2014 (including any subsequent interim period), there were no (i) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) between Old Forest and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of Ernst & Young would have caused it to make reference thereto in their report on Old Forest's audited financial statements and (ii) no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses described above.

        Old Forest previously provided Ernst & Young a copy of the disclosure it is making in this proxy statement/prospectus with respect to Ernst & Young, prior to filing such disclosure on a Current Report on Form 8-K on December 22, 2014, and at such time requested that Ernst & Young furnish it with a letter addressed to the SEC stating whether or not it agrees with the Company's statements. A copy of the letter furnished by Ernst & Young in response to that request, dated December 22, 2014, is included as Exhibit 16.1 to this proxy statement/prospectus.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

        The following discussion addresses the material U.S. federal income tax consequences of the reverse stock split and the reincorporation merger, but does not purport to be a complete analysis of all potential tax effects.

        This discussion addresses only holders of Sabine capital stock who hold that stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment) and are "U.S. Holders." For purposes of this discussion a "U.S. Holder" is a beneficial owner of Sabine capital stock that, for U.S. federal income tax purposes, is or is treated as:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This discussion does not address any non-income tax or any foreign, state or local tax consequences of the reverse stock split or the reincorporation merger. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Sabine capital stock in light of that holder's particular circumstances or to a holder subject to special rules (such as a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds Sabine capital stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, partnership or other pass-through entity for U.S. federal income tax purposes or a person who acquired Sabine capital stock pursuant to the exercise of options or otherwise as compensation). This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect.

        If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Sabine capital stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding Sabine capital stock should consult their own tax advisors.

Reverse Stock Split

        The reverse stock split should constitute a "recapitalization" for U.S. federal income tax purposes within the meaning of section 368(a)(1)(E) of the Code . As a result, a U.S. Holder of Sabine common stock generally will not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Sabine common stock, as discussed below. A U.S. Holder's aggregate tax basis in the shares of Sabine common stock received pursuant to the reverse stock split generally will equal the aggregate tax basis of the shares of the Sabine common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Sabine common stock), and such U.S. Holder's holding period in the shares of Sabine common stock received generally will include the holding period in the shares of Sabine common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Sabine common stock surrendered to the shares of Sabine common stock received in a recapitalization pursuant to the reverse stock split. U.S. Holders of shares of Sabine common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of tax basis and holding period with respect to their Sabine common stock received in the reverse stock split.

Cash in Lieu of Fractional Shares

        A U.S. Holder of Sabine common stock that receives cash in lieu of a fractional share of Sabine common stock pursuant to the reverse stock split will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the shares of Sabine common stock surrendered that is allocated to such fractional share of Sabine common stock. Such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder's holding period with respect to the Sabine common stock surrendered exceeded one year at the effective time of the reverse stock split.

Tax Consequences to Sabine

        Sabine will recognize no gain or loss for U.S. federal income tax purposes as a result of the reverse stock split.

Reincorporation Merger

Tax Consequences to U.S. Holders of Sabine Capital Stock

        The reincorporation merger should constitute a reorganization for U.S. federal income tax purposes within the meaning of section 368(a) of the Code. Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, the U.S. federal income tax consequences of the reincorporation merger are as follows:

  •
  a U.S. Holder of Sabine capital stock generally will not recognize any gain or loss upon the exchange of the U.S. Holder's shares of Sabine capital stock for shares of New Delaware Holdco capital stock in the reincorporation merger;

  •
  a U.S. Holder of Sabine capital stock generally will have a tax basis in the New Delaware Holdco capital stock received in the reincorporation merger equal to the tax basis of the Sabine capital stock surrendered by the U.S. Holder in exchange for New Delaware Holdco capital stock in the reincorporation merger; and

  •
  a U.S. Holder of Sabine capital stock generally will have a holding period with respect to the shares of New Delaware Holdco capital stock received in the reincorporation merger that includes its holding period for its shares of Sabine capital stock surrendered by the U.S. Holder in exchange for that New Delaware Holdco capital stock in the reincorporation merger.

        No fractional shares of New Delaware Holdco capital stock will be issued to U.S. Holders of Sabine capital stock in connection with the merger. A U.S. Holder that receives cash in lieu of a fractional share of New Delaware Holdco capital stock as a part of the reincorporation merger will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder's tax basis in the fractional share above. An individual U.S. Holder will generally be subject to U.S. federal income tax at a reduced rate with respect to such capital gain, assuming that the U.S. Holder has held all of its Sabine capital stock for more than one year.

Reporting Requirements

        Each U.S. Holder of Sabine capital stock who receives shares of New Delaware Holdco capital stock in the reincorporation merger is required to retain records pertaining to the merger pursuant to Treasury Regulation Section 1.368-3(d). Each U.S. Holder of Sabine capital stock who receives shares of New Delaware Holdco capital stock in the reincorporation merger and who owns immediately before the reincorporation merger 5% or more, by vote or value, of Sabine capital stock will be required to file a statement with his or her federal income tax return for the year of the reincorporation merger. As provided in Treasury Regulation Section 1.368-3(b), the statement must set forth the U.S. Holder's basis in, and the fair market value of, the shares of Sabine capital stock surrendered in the merger, the date of the merger and the name and employer identification number of each of Sabine, New Delaware Holdco and Reincorporation Merger Sub.

Tax Consequences to Sabine, New Delaware Holdco and Reincorporation Merger Sub

        None of Sabine, New Delaware Holdco or Reincorporation Merger Sub will recognize any gain or loss for U.S. federal income tax purposes as a result of the reincorporation merger.

Backup Withholding

        A U.S. Holder of Sabine capital stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares in connection with the reverse stock split and reincorporation merger. Backup withholding, currently at 28%, may apply with respect to certain payments, such as cash received for fractional shares, unless the U.S. Holder of the Sabine capital stock receiving such payments (i) is an exempt U.S. Holder (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who, when required, provide certification as to their status) or (ii) provides a certificate containing the U.S. Holder's name, address, correct federal taxpayer identification number and a statement that the U.S. Holder is exempt from backup withholding. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or allowed as a credit against a U.S. Holder of Sabine capital stock's federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. Holders of Sabine capital stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

        We urge you to consult your own tax advisors as to the specific tax consequences to you of the reverse stock split and the reincorporation merger, including the applicability and effect of federal, state, local and foreign income and other tax laws in light of your particular circumstances.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS

Introduction

        On December 16, 2014, Old Forest, Sabine Investor Holdings LLC, a Delaware limited liability company ("Sabine Investor Holdings"), FR XI Onshore AIV, LLC, a Delaware limited liability company ("AIV Holdings"), Sabine Oil & Gas Holdings LLC, a Delaware limited liability company ("Sabine Holdings"), Sabine Oil & Gas Holdings II LLC, a Delaware limited liability company ("Sabine Holdings II") and Sabine O&G entered into Amendment No. 1 ("Amendment No. 1") to the Amended and Restated Agreement and Plan of Merger, dated as of May 5, 2014, and amended and restated as of July 9, 2014 (the "Original Merger Agreement" and the Original Merger Agreement as amended by Amendment No. 1, the "Amended Merger Agreement").

        Pursuant to the terms of the Original Merger Agreement, Sabine Investor Holdings agreed to contribute all of its equity interests in Sabine Holdings, and AIV Holdings agreed to contribute all of the equity interests in two other holding companies, FR NFR Holdings, Inc. and FR NFR, PI, Inc., to Old Forest, with Sabine Holdings becoming a wholly owned subsidiary of Old Forest (the "Contribution"). Pursuant to the terms of Amendment No. 1, the consideration payable to Sabine Investor Holdings and AIV Holdings in connection with the Contribution was modified such that upon the consummation of the Contribution, Sabine Investor Holdings and AIV Holdings received 59,941,540 and 19,300,376 shares of Old Forest common stock (the "Common Shares"), respectively, and 1,897,860 and 611,085 shares of Old Forest Series A senior non-voting equity equivalent preferred stock (the "Series A Preferred Shares")(convertible into an aggregate 250,894,494 Common Shares), collectively representing approximately a 73.5% economic interest in Old Forest and 40% of the total voting power in Old Forest. Holders of Common Shares immediately prior to the closing of the Combination continued to hold their Common Shares following the closing of the Transactions (the "Closing"), which immediately following the Closing represented approximately a 26.5% economic interest in Old Forest and 60% of the total voting power in Old Forest. Immediately following the Closing, AIV Holdings contributed all of the Common Shares and Series A Preferred Shares it received in the Contribution to Sabine Investor Holdings. Together, these transactions are referred to as the "Combination."

        The Series A Preferred Shares are convertible into Common Shares at the option of Sabine Investor Holdings if (1) Sabine Investor Holdings is able to convert a portion of the Series A Preferred Shares into Common Shares and, as a result of such conversion, would not, together with affiliates, hold more than 50% of the Company's voting power and (2) the Company's board of directors approves such conversion (such approval not to be unreasonably withheld). In addition, Series A Preferred Shares will convert automatically if Sabine Investor Holdings transfers such shares to a third party and such third party would not, together with its affiliates, hold more than 50% of the Company's voting power upon receipt of such shares as voting securities.

        The following unaudited pro forma condensed consolidated combined financial statements present the combination of the historical consolidated financial statements of Sabine O&G and Old Forest adjusted to give effect to the Combination as well as certain dispositions of assets by each of Sabine O&G and Old Forest during the periods presented. The unaudited pro forma condensed consolidated combined statements of operations for the nine months ended September 30, 2014 and for the year ended December 31, 2013 combine the historical consolidated statements of operations of Sabine O&G and the historical consolidated statements of operations of Old Forest, giving effect to the applicable dispositions and the Combination as if they had been consummated on January 1, 2013, the beginning of the earliest period presented. The unaudited pro forma condensed consolidated combined balance sheet combines the historical consolidated balance sheet of Sabine O&G and the historical condensed consolidated balance sheet of Old Forest as of September 30, 2014, giving effect to the Combination as if it had been consummated on September 30, 2014. The historical consolidated financial statements of Old Forest have been adjusted to reflect certain reclassifications in order to conform to Sabine O&G's consolidated financial statement presentation.

        The unaudited pro forma condensed consolidated combined financial statements were prepared using the acquisition method of accounting with Sabine O&G considered the predecessor of the Company or the acquirer of Old Forest in the Combination. Under the acquisition method of accounting, the purchase price is allocated to the underlying Forest assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill.

        Management performed an estimation of fair values of Old Forest's assets and liabilities as of December 16, 2014. The value of the consideration given by Sabine Investor Holdings and AIV Holdings upon the consummation of the Combination was determined based on the closing price of Old Forest's common shares on the closing date of the Combination. The preliminary estimated fair value of Old Forest's assets and liabilities is based on discussions with Old Forest's management, preliminary valuation studies, due diligence, and information presented in Old Forest's public filings, the most significant assumptions related to the estimated fair values assigned to oil and gas properties. As additional information becomes available and as additional analyses are performed, adjustments may be necessary which may include adjustments to confirm Old Forest's accounting policies to Sabine O&G's accounting policies. Any increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the pro forma balance sheet and/or statements of operations. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

        The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed consolidated combined financial statements presented below.

        Assumptions and estimates underlying the unaudited adjustments to the pro forma condensed consolidated combined financial statements (the "pro forma adjustments") are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the pro forma condensed consolidated combined financial statements to give effect to pro forma events that are: (1) directly attributable to the Combination; (2) factually supportable; and (3) with respect to the pro forma statements of operations, expected to have a continuing impact on the combined results of Sabine O&G and Old Forest following the Combination. The unaudited pro forma condensed consolidated combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Combination occurred on the dates indicated. Further, the unaudited pro forma condensed consolidated combined financial statements do not purport to project the future operating results or financial position of the combined company following the Combination.

        The unaudited pro forma condensed consolidated combined financial statements, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result as a consequence of the Combination and, accordingly, do not attempt to predict or suggest future results. Specifically, the unaudited pro forma condensed consolidated combined statements of operations exclude projected operating efficiencies and synergies expected to be achieved as a result of the Combination. The unaudited pro forma condensed consolidated combined financial statements also exclude the effects of costs associated with any restructuring or integration activities or asset dispositions resulting from the Combination, as they are currently not known, and to the extent they occur, are expected to be non-recurring and will not have been incurred at the closing date of the Combination. However, such costs could affect the combined company following the Combination in the period the costs are incurred or recorded. Further, the unaudited pro forma condensed consolidated combined financial statements do not reflect the effect of any regulatory actions that may affect the results of the combined company following the Combination.

        The unaudited pro forma condensed consolidated combined financial statements have been developed from and should be read in conjunction with:

  •
  the accompanying notes to the unaudited pro forma condensed consolidated combined financial statements;

  •
  the historical audited consolidated financial statements of Sabine O&G for the year ended December 31, 2013 disclosed in this proxy statement/prospectus;

  •
  the historical unaudited consolidated financial statements of Sabine O&G as of and for the nine months ended September 30, 2014, disclosed in this proxy statement/prospectus;

  •
  the historical audited consolidated financial statements of Old Forest as of and for the year ended December 31, 2013, disclosed in this proxy statement/prospectus;

  •
  the historical unaudited condensed consolidated financial statements of Old Forest as of and for the nine months ended September 30, 2014, disclosed in Annex B to this proxy statement/prospectus; and

  •
  other information relating to Sabine O&G and Old Forest contained in this proxy statement/prospectus.

SABINE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
COMBINED STATEMENT OF OPERATIONS

(In Thousands, Except Per Share Amounts)

	Nine Months Ended September 30, 2014
	Sabine O&G Predecessor Historical	Sabine O&G Divestiture Adjustments (a)	Old Forest Historical	Old Forest Divestiture Adjustments (b)		Pro Forma Adjustments		Pro Forma As Adjusted
Revenues:
Oil, natural gas, and natural gas liquids	$355,401	$—	$186,616	$(25,158)		$—		$516,859
Other	1,145	—	1,068	—		—		2,213

Total revenues	356,546	—	187,684	(25,158)		—		519,072

Costs, expenses, and other:
Lease operating expenses	34,662	—	43,254	(4,233)		—		73,683
Marketing, gathering, transportation and other	17,091	—	7,122	(1,456)		—		22,757
Production and ad valorem taxes	15,579	—	7,231	(1,326)		—		21,484
General administrative expenses	20,584	—	22,451	(1,357)		—		41,678
Depletion, depreciation, and amortization	142,995	—	62,639	(12,502)		—		193,132
Impairment	1,659	—	204,621	—		—		206,280
Interest expense	80,383	—	47,631	(56)		—		127,958
Realized and unrealized losses on derivatives instruments, net	1,611	—	353	—		—		1,964
Other, net	11,001	—	4,356	17,959		(20,157)	(j)	13,159

Total costs, expenses, and other	325,565	—	399,658	(2,971)		(20,157)		702,095
Loss before income taxes	30,981	—	(211,974)	(22,187)		20,157		(183,023)
Income tax (benefit) expense	—	—	(2,405)	(8,022)		2,259	(d)	(146)
				8,022	(b)

Net Income / (loss)	$30,981	$—	$(209,569)	$(22,187)		$17,898		$(182,877)

Basic loss per common share	$—	$—	$(1.79)	$(0.19)		$—		$(0.92)	(i)

Diluted loss per common share	$—	$—	$(1.79)	$(0.19)		$—		$(0.92)	(i)

Weighted Average Shares Outstanding:
Basic	—	—	117,113	117,113		—		199,290	(i)(1)
Diluted	—	—	117,113	117,113		—		199,290	(i)(1)

(1)
Subject to revision for effects of the reverse stock split.

SABINE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
COMBINED STATEMENT OF OPERATIONS

(In Thousands, Except Share Amounts)

	Year Ended December 31, 2013
	Sabine O&G Predecessor Historical	Sabine O&G Divestiture Adjustments (a)	Old Forest Historical	Old Forest Divestiture Adjustments (b)		Pro Forma Adjustments		Pro Forma As Adjusted
Revenues:
Oil, natural gas, and natural gas liquids	$354,223	$(52,083)	$441,341	$(226,398)		$—		$517,083
Other	755	—	331	—		—		1,086

Total revenues	354,978	(52,083)	441,672	(226,398)		—		518,169

Costs, expenses, and other:
Lease operating expenses	42,491	(4,081)	76,675	(35,142)		—		79,943
Marketing, gathering, transportation and other	17,567	(2,132)	11,895	(2,547)		—		24,783
Production and ad valorem taxes	17,824	(4,108)	14,857	(5,569)		—		23,004
General administrative expenses	27,469	—	54,826	(18,498)		—		63,797
Depletion, depreciation, and amortization	137,068	(17,009)	171,557	(94,432)		—		197,184
Ceiling test write-down of oil and natural gas properties	—	—	57,636	—		—		57,636
Interest expense	99,471	(4,162)	119,829	(53,684)		—		161,454
Realized and unrealized losses on derivatives instruments, net	(814)	—	3,786	—		—		2,972
Other, net	3,325	(124)	(142,606)	142,637		—		3,232

Total costs, expenses, and other	344,401	(31,616)	368,455	(67,235)		—		614,005
Income (loss) before income taxes	10,577	(20,467)	73,217	(159,163)		—		(95,836)
Income tax (benefit) expense	—	—	(707)	(57,522)		3,267	(d)	2,560
				57,522	(b)
Net Income / (loss)	$10,577	$(20,467)	$73,924	$(159,163)		$(3,267)		$(98,396)

Basic earnings per common share	$—	$—	$0.62	$(1.37)		$—		$(0.49)	(i)

Diluted earnings per common share	$—	$—	$0.62	$(1.37)		$—		$(0.49)	(i)

Weighted Average Shares Outstanding:
Basic	—	—	116,125	116,125		—		199,290	(i)(1)
Diluted	—	—	116,125	116,125		—		199,290	(i)(1)

(1)
Subject to revision for effects of the reverse stock split.

 SABINE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
COMBINED BALANCE SHEET

(In Thousands)

	As of September 30, 2014
	Sabine O&G Predecessor Historical	Old Forest Historical	Old Forest Divestiture Adjustments (b)	Pro Forma Adjustments (c)		Pro Forma As Adjusted
Assets:
Current assets:
Cash and cash equivalents	$5,774	$823	$184,222	$—		$190,819
Account receivable, net	96,245	38,306	—	—		134,551
Prepaid expenses and other current assets	3,938	6,203	(4)	(107)	(e)	10,030
Deferred income taxes	—	—	—	—		—
Derivative instruments	12,819	8,033	—	—		20,852

Total current assets	118,776	53,365	184,218	(107)		356,252

Property, plant, and equipment:
Oil and natural gas properties (full cost method)
Proved, net of accumulated depletion of $2,190,113 and $8,722,987	1,535,352	663,853	(207,475)	(385,315)	(e)	1,606,415
Unproved	170,220	46,840	(6,720)	97,525	(e)	307,865

Net oil and natural gas properties	1,705,572	710,693	(214,195)	(287,790)		1,914,280
Other property and equipment, net of accumulated depreciation and amortization of $11,538 and $45,892	15,921	6,199	(124)	—		21,996

Total property, plant, and equipment	1,721,493	716,892	(214,319)	(287,790)		1,936,276

Other assets:
Derivatives instruments	1,422	1,134	—	—		2,556
Deferred income taxes	—	3,203	—	3,125	(f)	6,328
Goodwill	173,547	134,434	(30,920)	63,996	(e)	341,057
Other long term assets	19,631	18,457	(1,748)	(9,164)	(e)	27,176

Total other assets	194,600	157,228	(32,668)	57,957		377,117

Total assets	$2,034,869	$927,485	$(62,769)	$(229,940)		$2,669,645

Liabilities and member's capital/shareholders' equity:
Current liabilities:
Accounts payable and accrued liabilities	$193,863	$157,672	$(1,146)	$21,577	(e)(g)	$371,966
Accrued interest	15,364	13,244	—	—		28,608
Derivatives instruments	5,293	563	—	—		5,856
Deferred income taxes	—	3,203	—	8,650	(f)	11,853
Other short-term obligations	44	4,976	(115)	(388)	(e)	4,517

Total current liabilities	214,564	179,658	(1,261)	29,839		422,800

Long-term liabilities:
Long-term debt	1,569,016	813,155	—	(418,295)	(e)	1,963,876
Asset retirement obligation	14,872	20,487	(3,514)	—		31,845
Derivatives instruments	3,899	601	—	—		4,500
Deferred income taxes	—	—	—	—	(f)	—
Other long-term obligations	527	61,620	(1,649)	(1,371)	(e)	59,127

Total long-term liabilities	1,588,314	895,863	(5,163)	(419,666)		2,059,348

Member's capital/shareholders' equity:
Sabine member's capital	1,523,008	—	—	(1,523,008)	(h)	—
Forest common stock, 119,374,111 shares issued and outstanding	—	11,937	—	7,879	(h)	19,816
Forest preferred stock (pro forma)	—	—	—	24,948	(h)	24,948
Forest capital surplus	—	2,560,353	—	(904,760)	(e)(g)(h)	1,655,593
Retained deficit	(1,291,017)	(2,711,639)	(56,345)	2,546,141	(f)(g)(h)	(1,512,860)
Accumulated other comprehensive loss	—	(8,687)	—	8,687	(h)	—

Total member's capital/shareholders' equity	231,991	(148,036)	(56,345)	159,887		187,497

Total liabilities and member's capital/shareholders' equity	$2,034,869	$927,485	$(62,769)	$(229,940)		$2,669,645

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED
FINANCIAL STATEMENTS

1.     Basis of Pro Forma Presentation

Overview

        The pro forma financial statements have been prepared assuming the Combination is accounted for using the acquisition method of accounting with Sabine O&G as the acquiring entity. Under acquisition accounting, Sabine O&G's assets and liabilities will retain their carrying values and Old Forest's assets and liabilities will be recorded at their fair values measured as of the acquisition date. The preliminary estimated fair value of Old Forest's assets and liabilities approximates the preliminary estimated purchase price. The pro forma adjustments have been prepared as if the Combination had taken place on September 30, 2014 in the case of the pro forma balance sheet and on January 1, 2013 in the case of the pro forma statements of operations. The Combination and adjustments are described in Note 2. "Divestiture and Pro Forma Adjustments and Assumptions" to these unaudited pro forma condensed consolidated combined financial statements.

        The unaudited pro forma condensed consolidated combined financial statements should be read in conjunction with (i) Sabine O&G's (as predecessor) historical consolidated financial statements and related notes for the year ended December 31, 2013 and for the nine months ended September 30, 2014, (ii) Old Forest's historical consolidated financial statements and related notes for the year ended December 31, 2013 and for the nine months ended September 30, 2014, and (iii) "Management's Discussion and Analysis and Results of Operations of Sabine Oil & Gas Corporation" included elsewhere in this proxy statement/prospectus.

        Certain reclassifications have been made to reflect comparability of financial information. However, the pro forma condensed consolidated combined financial statements may not reflect all adjustments necessary to conform the accounting policies of Old Forest to those of Sabine O&G due to limitations on the availability of information as of the date of this proxy statement/prospectus. The pro forma adjustments represent management's estimates based on information available as of the date of this document and are subject to change as additional information becomes available and additional analyses are performed. The pro forma financial statements do not reflect the impact of possible revenue or earnings enhancements, cost savings from operating efficiencies or synergies, or asset dispositions. Also, the pro forma financial statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the Combination that are not expected to have a continuing impact. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, closing the Combination are not included in the pro forma statements of operations.

Purchase Price

        The following table summarizes the deemed purchase price (in thousands, except per share data) paid by Sabine O&G for Old Forest:

Common stock outstanding at Combination	120,048
Common stock price(1)	$0.34

Common stock value	$40,816

Consideration	$40,816

(1)
The purchase price is based on the fair value of the issued and outstanding Old Forest common shares as of the closing date. The estimated fair value of the Sabine common shares is based on the closing price as of December 16, 2014.

Purchase Price Allocation

        The unaudited pro forma condensed consolidated combined financial statements were prepared using the acquisition method of accounting with Sabine O&G considered the acquirer or predecessor. Under the acquisition method of accounting, tangible and identifiable assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price over the preliminary estimated fair values of net assets acquired is recorded as goodwill. As additional information becomes available and as additional analyses are performed, adjustments may be necessary. Any increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the pro forma balance sheet and/or statements of operations. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

        The following table summarizes allocation of the preliminary estimate of the purchase price to the assets acquired and liabilities assumed (in thousands):

Old Forest fair values(1):
Current assets	$53,258
O&G property, plant and equipment, net	422,903
Other PPE, net	6,199
Other long-term assets	10,427
Goodwill	198,430
Current liabilities	(174,204)
Long-term debt	(394,860)
Deferred income taxes	—
Other long-term liabilities	(81,337)
Total consideration and fair value	$40,816

(1)
The fair value of the proved and unproved oil and gas properties is based on an income (risk adjusted reserve engineering) approach. Other fair value adjustments were made to Old Forest's assets and liabilities, as appropriate. A change in the estimated fair value of Old Forest's assets and liabilities would increase or decrease the amount of goodwill recognized from the Combination by the same amount.

2.     Divestiture and Pro Forma Adjustments and Assumptions

        The accompanying unaudited pro forma condensed consolidated combined financial statements give pro forma effect to the following:

          (a)   Sabine O&G Divestiture Adjustments reflect the pro forma impact of the sale of interests in certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area by Sabine O&G on December 18, 2013 as if the sale had been consummated on January 1, 2013.

          (b)   Old Forest Divestiture Adjustments reflect the pro forma impact of the sale of oil and natural gas properties in the Texas Panhandle in November 2013, in South Texas in February 2013, and in Arkoma in December 2014 by Old Forest as if these sales had been consummated on January 1, 2013. Additional notation is referenced to adjust income tax expense to give effect to the change in the valuation allowance that would have been required or associated with the effects of the pro forma adjustments at statutory rates. As discussed in Old Forest's Annual and Quarterly Reports on Forms 10-K/A and 10-Q/A for the periods ended December 31, 2013 and September 30, 2014, respectively, Old Forest has placed a full valuation allowance against its deferred tax assets.

          (c)   Adjustments to reflect Old Forest's assets and liabilities at their estimated fair values as discussed in Note 1. "Purchase Price Allocation" as well as other pro forma adjustments discussed herein.

          (d)   Adjustment to reflect the impact on deferred taxes and the estimated income tax effect on the pro forma adjustments described herein using a blended federal and state statutory income tax rate of 36%. A full valuation allowance is recorded to reduce the combined deferred tax asset balance. Based upon all available evidence, it is more likely than not that the deferred tax assets will not be realized. The income tax expense of $3,267 for the year ended December 31, 2013 and income tax expense of $2,259 for the nine months ended September 30, 2014 relate to deferred taxes for goodwill.

          (e)   Adjustments necessary to reflect assets and liabilities at their estimated fair values as discussed in Note 1. "Preliminary Estimated Purchase Price Allocation."

          (f)    Adjustments reflect the accounting for the income tax effects of the purchase accounting adjustments. A full valuation allowance is recorded against the combined net deferred tax asset balance. In addition, adjustments were recorded on the balance sheet to account for the federal and state deferred tax impact of Sabine's cumulative temporary differences resulting from the change in tax status which will be recognized through income tax expense during the period of the change. The change in tax status is not reflected in the pro forma statement of operations. In connection with the Combination, Sabine O&G's historical owners contributed entities that were under common control into Old Forest. As a result, tax loss carry forwards of $270 million will be accounted for through equity which will be offset with a corresponding valuation allowance recorded through equity. Adjustments were recorded to account for the valuation allowance on the net deferred tax asset of the combined deferred taxes of Sabine O&G and Old Forest excluding the deferred tax liability related to indefinite lived intangibles of $5.5 million, which is not considered when assessing the valuation allowance on the combined deferred taxes of Sabine O&G and Old Forest.

          (g)   Adjustments to accrued liabilities include estimated remaining transaction costs totaling $23.4 million yet to be incurred and paid which are offset as an adjustment to capital surplus. Additionally, certain of Old Forest's unvested stock-based compensation awards vested upon the consummation of the Combination and settled in cash. These Phantom Stock Units were liability based awards that had been accrued with a value of approximately $0.4 million in current liabilities and $0.2 million in long-term liabilities based on amounts recorded in Old Forest's September 30, 2014 trial balance. These accruals have been removed within adjustment (e) recorded to reflect Old Forest assets and liabilities at their fair values.

          (h)   To eliminate the historical Member's capital of Sabine O&G, Capital surplus and accumulated other comprehensive income of Old Forest and to recognize the additional $7.9 million related to common stock and $24.9 million related to preferred stock, each issued in the aggregate to Sabine Investor Holdings and AIV Holdings and Capital surplus as a result of the purchase accounting.

          (i)    To reflect adjustments to basic and diluted earnings per share data based on an estimated 199 million weighted average basic and diluted Sabine common shares outstanding upon consummation of the Combination. The 251 million shares of Series A convertible common-equivalent preferred shares were not included in the calculations of diluted earnings per share as their inclusion would have an antidilutive effect.

          (j)    Adjustment to exclude transaction costs recognized in the current period.

3.     Pro Forma Supplemental Oil and Natural Gas Disclosures

        The following schedules reflect Sabine O&G's and Old Forest's combined supplemental information regarding oil and natural gas producing activities, giving effect to the merger as if it had taken place on January 1, 2013. The following estimates of proved oil and natural gas reserves, both developed and undeveloped, represent combined estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which relatively minor expenditures are required for completion.

        Disclosures of oil and natural gas reserves which follow are based on estimates as of December 31, 2013 in accordance with guidelines established by the SEC. Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. These estimates do not include probable and possible reserves. The information provided does not necessarily represent the combined companies' estimate of expected future cash flows or value of proved oil and natural gas reserves.

Changes in estimated reserve quantities:

	Sabine O&G				Old Forest				Combined
	Oil (Mbbls)	NGLS (Mbbls)	Natural Gas (Bcf)	Natural Gas Equivalents (Bcfe)	Oil (Mbbls)	NGLS (Mbbls)	Natural Gas (Bcf)	Natural Gas Equivalents (Bcfe)	Oil (Mbbls)	NGLS (Mbbls)	Natural Gas (Bcf)	Natural Gas Equivalents (Bcfe)
Estimated Proved Reserves
Balance at December 31, 2012	16.0	29.4	709.0	980.8	33.7	41.3	912.8	1,362.6	49.7	70.7	1,621.8	2,343.4
Revision of previous estimates	0.1	—	(58.3)	(57.4)	(3.4)	(2.0)	22.0	(10.2)	(3.3)	(2.0)	(36.3)	(67.6)
Extensions and discoveries	6.9	5.4	73.7	147.5	11.6	4.6	51.1	148.4	18.5	10.0	124.8	295.9
Production(1)	(1.4)	(1.8)	(44.0)	(63.4)	(2.3)	(2.5)	(46.7)	(75.4)	(3.7)	(4.3)	(90.7)	(138.8)
Sale of minerals in Place	(4.7)	(8.0)	(92.1)	(168.2)	(23.0)	(29.7)	(494.7)	(800.5)	(27.7)	(37.7)	(576.8)	(968.7)

Balance at December 31, 2013	16.9	25.0	588.3	839.3	16.7	11.7	454.6	624.9	33.6	36.7	1,042.9	1,464.2
Estimated Proved Developed Reserves
December 31, 2012	3.8	10.3	415.0	499.2	12.3	25.5	710.3	937.3	16.1	35.8	1,125.3	1,436.5
December 31, 2013	6.0	11.6	360.6	466.1	6.2	6.9	336.3	414.4	12.2	18.5	696.9	880.5

        The following table sets forth unaudited pro forma supplemental oil and natural gas disclosures concerning the combined companies' discounted future net cash flows from proved oil and natural gas reserves as of December 31, 2013, net of income tax expense, and giving effect to the merger as if it had taken place on January 1, 2013. Income tax expense has been computed using assumptions relating to the future tax rates and the permanent differences and credits under the tax laws relating to oil and natural gas activities as of December 31, 2013. Cash flows relating to Old Forest are based on Old Forest's evaluation of reserves. Future income tax expense on the combined companies' properties was calculated based on the combined companies' estimated tax rate after giving effect to the pro forma transactions.

Standardized measure of discounted future net cash flows from estimated production of proved oil and natural gas reserves (in thousands) as of December 31, 2013:

	Sabine O&G	Old Forest	Pro Forma Adjustments(1)	Combined
Future cash inflows	4,667,459	3,459,749	—	8,127,208
Future production costs	(1,127,359)	(1,165,344)	—	(2,292,703)
Future development costs	(682,876)	(676,684)	—	(1,359,560)
Future income taxes	—	(18,441)	(32,571)	(51,012)

Future net cash flows	2,857,224	1,599,280	(32,571)	4,423,933
10% annual discount for estimated timing of cash flows	(1,506,352)	(864,672)	6,459	(2,364,565)

Standardized measure of discounted future net cash flows	1,350,872	734,608	(26,112)	2,059,368

(1)
Pro forma adjustments related to reflecting the income tax expense on the combined future net cash flows giving a tax effect to Sabine O&G's historical flow through financial statements, based on the combined companies' estimated effective tax rate, after giving effect to the pro forma adjustments.

Changes in standardized measure of discounted future net cash flows from proved oil and natural gas reserves (in thousands):

	Sabine O&G	Old Forest	Pro Forma Adjustments(1)	Combined
Beginning Balance	909,793	1,397,097	—	2,306,890
Revisions of previous estimates:
Changes in prices and costs	186,943	222,516	—	409,459
Changes in quantity	45,167	(114,712)	—	(69,545)
Additions to proved reserves	392,752	295,585	—	688,337
Sale of oil, natural gas and NGL, net	(274,180)	(337,914)	—	(612,094)
Sales of reserves	(152,677)	(1,099,372)	—	(1,252,049)
Accretion of discount	90,973	143,432	—	234,405
Changes in estimated future developments costs	22,181	50,568	—	72,749
Previously estimated future development costs incurred	117,377	128,482	—	245,859
Change in rate of production and other, net	12,542	19,321	—	31,863
Net change in income tax	—	29,605	(26,112)	3,493
				—

Net change	441,078	(662,489)	(26,112)	(247,523)

Ending Balance	1,350,872	734,608	(26,112)	2,059,367

(1)
Pro forma adjustments related to reflecting the income tax expense on the combined future net cash flows giving a tax effect to Sabine's historical flow through financial statements, based on the combined companies' estimated effective tax rate, after giving effect to the pro forma adjustments.

DIRECTORS AND MANAGEMENT OF NEW DELAWARE HOLDCO FOLLOWING THE REINCORPORATION MERGER

        Each of the current directors of Sabine is expected to serve as a director of New Delaware Holdco upon completion of the reincorporation merger. In addition, the executive officers of Sabine are expected to serve as the executive officers of New Delaware Holdco following the reincorporation merger in the same capacity in which they currently serve with Sabine. The following table sets forth the names, ages and titles of such Sabine directors and executive officers.

Name	Age	Position at Sabine
David J. Sambrooks	56	President, Chief Executive Officer and Chairman of the Board
R. Todd Levesque	45	Executive Vice President and Chief Operating Officer
Michael D. Magilton, Jr.	38	Senior Vice President and Chief Financial Officer
Cheryl R. Levesque	42	Senior Vice President, Asset Development
Timothy D. Yang	43	Senior Vice President, Land & Legal, General Counsel, Chief Compliance Officer and Secretary
Duane C. Radtke	66	Lead Director of the Board of Directors
Alex T. Krueger	40	Director
John Yearwood	55	Director
Thomas N. Chewning	69	Director
Brooks M. Shughart	37	Director
Patrick R. McDonald	57	Director

Executive Officers

        David J. Sambrooks.    Mr. Sambrooks has served as President, Chief Executive Officer and Chairman of the Board of Directors of Sabine since December 2014. Mr. Sambrooks previously served as Chief Executive Officer and Director of Sabine O&G from May 2007 until the closing of the Combination. Mr. Sambrooks has extensive experience in executive management, engineering and business development. Prior to joining Sabine O&G in early 2007, he served as Vice President and General Manager of Devon Energy Corporation's Southern Division, and prior to that their International Division. Mr. Sambrooks also held other senior positions with Santa Fe Energy Corporation. Mr. Sambrooks received a Bachelor of Science degree in Mechanical Engineering from the University of Texas at Austin and a Master of Business Administration from the Executive Program at the University of Houston. Mr. Sambrooks is on the board and executive committee of Communities in Schools.

        R. Todd Levesque.    Mr. Levesque has served as Executive Vice President and Chief Operating Officer of Sabine since December 2014. Mr. Levesque previously served as Executive Vice President and Chief Operating Officer of Sabine O&G starting in October 2013 until the closing of the Combination. His previous roles at Sabine O&G were Vice President, Engineering and Development, from 2007 to February 2013, and Senior Vice President, Engineering and Development, from February 2013 to October 2013. Prior to joining Sabine O&G in 2007, Mr. Levesque held various senior level management positions with Devon/Ocean Energy, Burlington Resources and Amerada Hess. Mr. Levesque earned a Bachelor of Science degree in Petroleum Engineering from Texas A&M University. Mr. Levesque is married to Cheryl R. Levesque, who currently serves as Senior Vice President, Asset Development of Sabine.

        Michael D. Magilton, Jr.    Mr. Magilton has served as Senior Vice President and Chief Financial Officer of Sabine since January 2015. Mr. Magilton served as Vice President, Finance & Treasurer of Quantum Resources Management from January 2011 to December 2014. He previously served as Vice President with Aurora Capital Group from July 2007 to December 2010 and prior to that held positions with private equity firms Wellspring Capital Management and First Reserve Corporation. Mr. Magilton began his career as an investment banking analyst with Banc of America Securities and Morgan Stanley. Mr. Magilton graduated with a Bachelor of Science degree in Business Administration from Creighton University, with a double major in International Business and Finance, and obtained his MBA from Harvard Business School.

        Cheryl R. Levesque.    Ms. Levesque has served as Senior Vice President, Asset Development of Sabine since December 2014. Ms. Levesque previously served as Senior Vice President, Asset Development of Sabine O&G starting in August 2014 until the closing of the Combination. Ms. Levesque joined Sabine O&G in 2008 as Vice President, Production & Operations and held this position until February 2013. From February 2013 to October 2013, Ms. Levesque served as Senior Vice President, Production & Operations and from October 2013 to August 2014, served as Senior Vice President, Engineering and Development of Sabine O&G. Prior to joining Sabine O&G, Ms. Levesque held the position of Exploitation Supervisor with Devon Energy Corporation. She also held senior technical positions of increasing responsibility with Ocean Energy and Burlington Resources. Ms. Levesque obtained her Bachelor of Science in Petroleum Engineering from Texas Tech University. She is a Registered Professional Engineer in Texas. Ms. Levesque is married to R. Todd Levesque, who currently serves as Executive Vice President and Chief Operating Officer of Sabine.

        Timothy D. Yang.    Mr. Yang has served as Senior Vice President, Land & Legal, General Counsel, Chief Compliance Officer and Secretary of Sabine since December 2014. Mr. Yang previously served as Senior Vice President, General Counsel, Chief Compliance Officer and Secretary of Sabine O&G starting in February 2013 and also assumed the position of Senior Vice President of Land of Sabine O&G in August 2014 until the closing of the Combination. Mr. Yang joined Sabine O&G in 2011 as a member of the executive management team, serving as Vice President, General Counsel and Secretary from 2011 to February 2013. Mr. Yang was Associate General Counsel and Assistant Corporate Secretary for Eagle Rock Energy prior to joining Sabine O&G. His legal experience covers both public and private companies within the energy and investment industries including Invesco/AIM Investments, Pogo Producing Company and AEI Energy. Mr. Yang graduated with a Bachelor of Arts in Biology from Trinity University and obtained his Juris Doctor from the University of Houston Law Center.

Directors

        Duane C. Radtke.    Mr. Radtke has served as Lead Director of the Board of Directors of Sabine since December 2014. Mr. Radtke served as a director of Sabine O&G from June 2008 and became Chairman of the Board of Directors of Sabine O&G in August 2009 until the closing of the Combination. Mr. Radtke has over 40 years of experience in energy executive management, engineering and business development. From 2001 until retiring, Mr. Radtke served as President and Chief Executive Officer of Dominion Exploration and Production, a subsidiary of Dominion Resources, Inc., and Executive Vice President of Dominion Resources, Inc. Previously, Mr. Radtke served as President of Devon International. Mr. Radtke is currently a director of Devon Energy Corporation, a public company, KrisEnergy Ltd., a public company whose shares are traded in Singapore, Offshore Energy Center and the Palmer Drug Abuse Program. Mr. Radtke serves as the President and Chief Executive Officer of Valiant Exploration LLC, which is engaged in investments in the oil and gas industry. Mr. Radtke is a former Chairman of the American Exploration and Production Council and former Chairman of Spindletop Charities. Mr. Radtke earned a Bachelor of Science in Mining Engineering from the University of Wisconsin.

        David J. Sambrooks.    Mr. Sambrooks has served as President, Chief Executive Officer and Chairman of the Board of Directors of Sabine since December 2014. Prior to that, Mr. Sambrooks served as Chief Executive Officer and Director of Sabine O&G from May 2007 until the closing of the Combination. Mr. Sambrooks has extensive experience in executive management, engineering and business development. Prior to joining Sabine O&G in early 2007, he served as Vice President and General Manager of Devon Energy Corporation's Southern Division, and prior to that their International Division. Mr. Sambrooks also held other senior positions with Santa Fe Energy Corporation. Mr. Sambrooks received a Bachelor of Science degree in Mechanical Engineering from the University of Texas at Austin and a Master of Business Administration from the Executive Program at the University of Houston. Mr. Sambrooks is on the board and executive committee of Communities in Schools.

        Alex T. Krueger.    Mr. Krueger has served as a Director of Sabine since December 2014. Mr. Krueger served as a director of Sabine O&G from February 2011 until the closing of the Combination. Mr. Krueger is President of First Reserve which he joined in 1999 and is responsible for the development and management of the buyout investment team. Mr. Krueger's responsibilities include investment origination, structuring, execution, monitoring and exit strategy. He is involved in investment activities in all areas of the worldwide energy industry, with particular expertise in the natural resources sector. Prior to joining First Reserve, Mr. Krueger worked in the Energy group of Donaldson, Lufkin & Jenrette in Houston. Mr. Krueger holds two Bachelor of Science degrees from the University of Pennsylvania, one in Chemical Engineering and one in Finance and Statistics from the Wharton School.

        John Yearwood.    Mr. Yearwood has served as a Director of Sabine since December 2014. Mr. Yearwood served as a director of Sabine O&G from June 2007 until the closing of the Combination. Mr. Yearwood currently serves on the Board of Directors of Nabors Industries, Ltd., Barra Energia, Sheridan Production Partners, Premium Oilfield Services and Foro Energy. Until recently, he served as the Chief Executive Officer, President and Chief Operating Officer of Smith International, Inc. Mr. Yearwood was first elected to Smith's Board of Directors in 2006 and remained on the board until he successfully negotiated and completed the sale of Smith to Schlumberger Ltd. in August 2010. Before joining Smith, Mr. Yearwood spent 27 years with Schlumberger in numerous operations management and staff positions throughout Latin America, Europe, North Africa and North America, including as President and in financial director positions. Mr. Yearwood received a Bachelor of Science Honors Degree in Geology and the Environment from Oxford Brookes University in England.

        Thomas N. Chewning.    Mr. Chewning has served as a Director of Sabine since December 2014. Mr. Chewning has over 40 years of experience in a variety of businesses, with tenures as chief executive officer and chief financial officer. He began his career as a commercial lending officer and executive in the commercial banking industry, and served as President of Air Van Lines, Inc. Mr. Chewning joined Dominion Resources, Inc. (NYSE: D) in 1987 where he held a variety of financial positions with the company's operating subsidiaries. From 1995 to 1999 he held the positions of President and Chief Executive Officer of Dominion Energy, a Dominion Resources subsidiary, and led Dominion's acquisition and development of its oil and gas properties. In 1999, Mr. Chewning was named Chief Financial Officer of Dominion Resources, a position he held until his retirement in 2009. Mr. Chewning received a Bachelor of Arts degree in History from the University of North Carolina at Chapel Hill and his MBA from the Wharton School of Finance.

        Brooks M. Shughart.    Mr. Shughart has served as a Director of Sabine since December 2014. Mr. Shughart served as a director of Sabine O&G from December 2012 until the closing of the Combination. Mr. Shughart is a Director of First Reserve which he joined in 2012. His responsibilities range from deal origination and structuring to due diligence, execution and monitoring, with particular focus on the reserves sector. Prior to joining First Reserve, Mr. Shughart was a Director in the Mergers and Acquisitions Group for Credit Suisse. Prior to Credit Suisse, he held positions in the energy groups of Lazard Freres and Donaldson, Lufkin & Jenrette/CS First Boston. Mr. Shughart holds a Bachelor of

Business Administration degree in Finance from The University of Texas. Mr. Shughart also serves on the board of directors of KrisEnergy Ltd., a public company whose shares are traded in Singapore.

        Patrick R. McDonald.    Mr. McDonald has served as a Director of Sabine since December 2014. Mr. McDonald served as President, Chief Executive Officer and Director of Old Forest from September 2012 until the closing of the Combination. Mr. McDonald served as Old Forest's Interim Chief Executive Officer starting in June 2012, and has served as a member of the Old Forest board since 2004. He was appointed as the Chief Executive Officer and as a Director of Carbon Natural Gas Co. in 2011, and continues to serve in such capacities. He has also served as Chief Executive Officer, President and Director of Carbon Natural Gas Co.'s predecessor company Nytis Exploration Company since 2004. From 1998 to 2003, Mr. McDonald served as President, Chief Executive Officer, and Director of Carbon Energy Corporation, an oil and gas exploration and production company. From 1987 to 1997, Mr. McDonald served as Chief Executive Officer, President and Director of Interenergy Corporation, a natural gas gathering, processing, and marketing company. Prior to that, he worked as an exploration geologist with Texaco, Inc. where he was responsible for oil and gas exploration efforts in the Middle and Far East. Until his appointment as interim Chief Executive Officer of Old Forest, Mr. McDonald was a member of the Old Forest board's audit committee and served as chairman of the Compensation Committee. In March 2011, Mr. McDonald was elected as a director and Chairman of Lone Pine Resources Inc., an oil and gas exploration, development and production company. He is a Certified Petroleum Geologist and is a member of the American Association of Petroleum Geologists and Canadian Society of Petroleum Geologists. Mr. McDonald received a bachelor's degree in geology and economics from Ohio Wesleyan University and a Masters in Business Administration in Finance from New York University.

        There are no family relationships among any of Sabine's directors or executive officers, other than between R. Todd Levesque and Cheryl R. Levesque, who are married.

 COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS IN THE REVERSE STOCK SPLIT AND REINCORPORATION MERGER

        No members of the Sabine or New Delaware Holdco board nor any executive officers of Sabine or New Delaware Holdco have or may be deemed to have any substantial interests in the reverse stock split and reincorporation merger that are in addition to, or different from, the interests of other Sabine common stockholders. None of the executive officers of Sabine or New Delaware Holdco has any agreements or understandings with Sabine or New Delaware Holdco or any other party with respect to any type of compensation (whether present, deferred or contingent) that is based on or otherwise relates to the reverse stock split or reincorporation merger and is reportable under Item 402(t) of Regulation S-K, promulgated under the Securities Act. As such, no advisory vote pursuant to Rule 14a-21(c) of the Exchange Act is required to be conducted at the special meeting of stockholders of Sabine in connection with this proxy statement/prospectus or the reverse stock split and reincorporation merger.

        Pursuant to the terms of the Sabine preferred stock issued to the Legacy Sabine Investors in the Combination, if the reincorporation merger is not approved at the special meeting, the holders of the Sabine preferred stock shall be entitled to receive dividends on each outstanding share at the rate of one-tenth of a share of Sabine preferred stock per year, from the date of the special meeting, until such time as the requisite approvals of the reincorporation merger or certain alternatives are approved. Please see "Proposal No. 2—The Reincorporation Merger—Consequences of a Failure to Obtain Approval of the Reincorporation Merger."

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        The named executive officers of Sabine for the fiscal year ended December 31, 2014 (the "2014 Fiscal Year") who will serve as executive officers of New Delaware Holdco, and who are described in this Compensation Discussion and Analysis section, are:

  •
  David J. Sambrooks, President and Chief Executive Officer

  •
  R. Todd Levesque, Executive Vice President and Chief Operating Officer

  •
  Michael D. Magilton, Jr., Senior Vice President and Chief Financial Officer

  •
  Cheryl R. Levesque, Senior Vice President, Asset Development

  •
  Timothy D. Yang, Senior Vice President, Land & Legal, General Counsel, Chief Compliance Officer and Secretary

        David Sambrooks managed the responsibilities of Sabine's chief financial officer for the period from December 16 through December 31, 2014. Michael Magilton commenced employment with Sabine as its chief financial officer in 2015.

        All individuals who will serve as executive officers of New Delaware Holdco, the surviving public company following the reincorporation merger, as described in Item 18(a)(7) of Form S-4, were employed by or provided services to Sabine O&G prior to the closing of the Combination on December 16, 2014. Sabine O&G was a predecessor corporation that disappeared in connection with the Combination between Old Forest and Sabine O&G and its affiliates (a merger of operating companies). There is no requirement for the surviving company in a merger among operating companies to disclose compensation paid by a predecessor corporation that disappeared in the merger, and further, a parent company is not obligated to disclose compensation paid to an employee of its subsidiary prior to the time the subsidiary became a subsidiary. As such, New Delaware Holdco has no reportable compensation with respect to the individuals who will serve as its executive officers for any period prior to December 16, 2014. The information reported below reflects compensation paid to the individuals who will serve as executive officers of New Delaware Holdco from and including December 16, 2014 through the end of the 2014 Fiscal Year. Decisions with regard to such compensation were made in part by the Sabine O&G compensation committee and in part by the Sabine compensation committee. Accordingly, the disclosure below includes information about the decision making process of, and considerations taken into account during such process by, the compensation committees of both entities, as applicable.

Objectives of Sabine's Executive Compensation Program

        The primary objectives of the current Sabine executive compensation program are to (i) motivate the named executive officers to help achieve Sabine's long- and short-term goals by rewarding exceptional individual and company performance and (ii) retain Sabine's experienced and successful leadership team and (iii) continue to recruit outstanding talent by providing compensation that is competitive with the companies with which Sabine competes for executive talent. The compensation committee of Sabine's board of directors (the "Sabine compensation committee") and Sabine's Chief Executive Officer review Sabine's compensation programs annually to ensure that the programs continue to achieve their objectives.

        Sabine's future success and the ability to create long-term value for its stockholders depends on its ability to attract, retain and motivate individuals of exceptional talent. Sabine's compensation program is designed to reward performance that supports its long-term strategy and achievement of its short-term goals. Sabine believes that compensation should:

  •
  help to attract and retain individuals of exceptional talent to contribute to its sustained progress, growth and profitability by being competitive with compensation paid to persons having similar responsibilities and duties in other companies in the same and closely related industries;

  •
  align the interests of the individual with those of its stockholders to encourage long-term value creation;

  •
  be directly tied to the attainment of Sabine's annual performance targets and reflect individual contribution thereto; and

  •
  reflect the unique qualifications, skills, experience and responsibilities of each individual.

        The same compensation objectives were utilized at Sabine O&G prior to the Combination and we expect that similar compensation objectives will be implemented at New Delaware Holdco if the reincorporation merger is approved.

Key Components of Sabine's Compensation Policy

        During 2014, the compensation and benefits programs for the named executive officers consisted of the following components, which are described in greater detail below:

  •
  Base salary;

  •
  Annual cash bonus awards;

  •
  Long-term awards under the Executive Retention Program;

  •
  Grants of restricted stock under the 2014 LTIP;

  •
  Severance protections;

  •
  Participation in broad-based retirement, health and welfare benefits; and

  •
  Limited perquisites.

Setting Executive Compensation

Sabine Compensation Committee

        Sabine's executive compensation program is overseen by the Sabine compensation committee. The Sabine board of directors discusses compensation issues during full board meetings, but the Sabine compensation committee has the responsibility and authority to make compensation decisions relating to Sabine's named executive officers and other employees. The Sabine compensation committee makes all final decisions regarding the compensation of the named executive officers based on several factors, including individual performance, business results and general information related to compensation at other similarly situated companies.

        Prior to the closing of the Combination, Sabine's current Chief Executive Officer reviewed compensation for all of the named executive officers other than himself as well as compensation expenses for the business as a whole, and made recommendations to the Sabine O&G compensation committee with respect to the budget that would be established for compensation paid both to the named executive officers and all other employees of Sabine O&G. The Sabine O&G compensation committee then evaluated the Chief Executive Officer's recommendations and conducted its own independent evaluation, including a review of then current and developing pay practices at companies with which Sabine O&G competed for executive talent, before setting the compensation budget for the year. When requested by the Sabine O&G compensation committee, the Chief Executive Officer attended meetings of the Sabine O&G compensation committee to provide input and advice, but was not present for discussion or determinations related to his own compensation. Once the compensation budget was established by the Sabine O&G compensation committee, the Chief Executive Officer historically made all other decisions with respect to compensation paid to the named executive officers other than himself, within the parameters of the compensation budget. The Sabine Oil & Gas compensation committee or Chief Executive Officer, as the case may be, generally approved any changes to base salary levels, bonus opportunities and other annual compensation components on or before March 31 of each fiscal year, with such changes becoming effective in March.

        The Sabine compensation committee is composed exclusively of members of the Sabine board of directors that are not and have never been employees of Sabine. Mr. John Yearwood is the chairman of the Sabine compensation committee and Messrs. Duane C. Radtke and Thomas N. Chewning are each members of the Sabine compensation committee, and furthermore, each of Messrs. Yearwood, Radtke and Chewning qualify as "independent directors" for purposes of the Exchange Act and the NYSE Listed Company Manual. For a discussion of the compensation directors receive in connection with their service on the board of directors and committees thereof, see the section below entitled "—Director Compensation."

        Sabine expects that the process and timing of compensation decision making at Sabine, and at New Delaware Holdco if the reincorporation merger is approved, will be similar to the historical process and timing established for such decisions at Sabine O&G; however, the compensation committee at Sabine, and at New Delaware Holdco if the reincorporation merger is approved, will make all decisions regarding the compensation of the named executive officers, rather than delegating some of those decisions to the Chief Executive Officer.

Role of Compensation Consultant and Sabine O&G 2014 Peer Group

        In 2014, the Sabine O&G compensation committee and the board of directors of Sabine O&G engaged Pearl Meyer to provide a broad-based review of the executive and director compensation programs of Sabine O&G. Following the closing of the Combination, Pearl Meyer also provided services to the Sabine compensation committee. The services provided to Sabine O&G and Sabine during the 2014 Fiscal Year, included, but were not limited to, (i) the development of a peer group of companies against which to measure the competitiveness of Sabine O&G's executive compensation, (ii) the provision of market-based compensation data for each of Sabine O&G's executive officers and directors, representing a blend of peer group compensation levels and compensation survey data, and (iii) the recommendation of changes to Sabine O&G's and Sabine's compensation agreements and programs to ensure compliance with best pay practices. Pearl Meyer did not provide any services to Sabine O&G or Sabine or the executive team of either company, only providing services to the board of directors and compensation committee of Sabine O&G and Sabine.

        Data regarding compensation paid at companies making up the compensation peer group approved by the Sabine O&G compensation committee (the "Peer Group") for 2014 was one of several factors taken into account when that committee made decisions about compensation that would be paid to the named executive officers during the 2014 Fiscal Year, including base compensation and bonus opportunities, portions of which were paid by Sabine following the closing of the Combination. The companies in the Peer Group developed by Pearl Meyer were selected because they were of similar size, industry, and geographic profile to Sabine O&G. The Sabine O&G compensation committee carefully reviewed and analyzed the compensation peer group to ensure that the companies included were appropriate for purposes of comparing compensation data. The Peer Group for the 2014 Fiscal Year was as follows:

Approach Resources, Inc.	EXCO Resources Inc.	Penn Virginia Corporation	Swift Energy Co.
Cabot Oil & Gas Corporation	Goodrich Petroleum Corporation	QEP Resources Inc.	Ultra Petroleum Corp.
Carrizo Oil & Gas Inc.	Laredo Petroleum, Inc.	Range Resources Corporation	WPX Energy Inc.
Cimarex Energy Co.	Oasis Petroleum Inc.	Rosetta Resources, Inc.
Comstock Resources Inc.	PDC Energy, Inc.	SM Energy Company

        Before making determinations regarding compensation for the named executive officers, the Sabine O&G compensation committee reviewed compensation data for the named executive officers at each company in the Peer Group as well as data from multiple compensation surveys. The Sabine O&G compensation committee took several factors into account when setting compensation for the named executive officers, including, but not limited to (i) the officers' experience in the energy industry, (ii) the expertise, performance, and responsibility of each named executive officer, and (iii) Sabine O&G's historical performance. The Sabine O&G compensation committee sought to align compensation with actual performance, with an emphasis on long-term growth, while remaining competitive with the market within which Sabine O&G competed for talent. Consequently, the Sabine O&G compensation committee generally targeted a base salary and target bonus level for the named executive officers near the 50th percentile while providing the opportunity through long-term incentive compensation to earn total compensation as high as the 75th percentile in return for outstanding performance. In each case, competitiveness was evaluated as compared to similarly situated executive officers within the Peer Group. The Sabine O&G compensation committee's goal in targeting compensation within this range was to ensure that pay levels and practices were competitive with the companies with which Sabine O&G competed for executive talent. Although the Sabine O&G compensation committee reviewed survey information as a frame of reference, ultimately the compensation decisions were qualitative, not quantitative, and took into consideration in material part factors such as the age of the data in the survey, the particular officer's contribution to Sabine O&G's financial performance and condition, as well as such officer's qualifications, skills, experience and responsibilities. The Sabine O&G compensation committee considered outside factors as well, such as industry shortages of qualified employees for such positions, recent experience in the marketplace, and the elapsed time between the surveys used and the time the compensation decisions are made. Therefore, the final base salary and annual incentive target of a particular officer may be greater or less than the 50th percentile and the percentile posture of actual total compensation will vary based upon actual company and individual performance.

        The Sabine compensation committee, or the compensation committee of New Delaware Holdco if the reincorporation merger is approved, expects to work with Pearl Meyer during the 2015 Fiscal Year to evaluate whether it will continue to utilize a peer group as part of its executive compensation analysis and, if so, to determine whether the Peer Group developed for Sabine O&G is appropriate for Sabine, or New Delaware Holdco if applicable, or will require revision.

Components of Executive Compensation Program

Base Salary

        Each named executive officer's base salary is a fixed component of compensation and does not vary depending on the level of performance achieved. Base salary levels for 2014, including amounts earned by the named executive officers from December 16, 2014 through the end of the 2014 Fiscal Year were established by the Sabine O&G compensation committee and the Chief Executive Officer prior to the closing of the Combination. Base salary levels paid to the named executive officers were determined based on each executive's position and responsibility. The Sabine O&G compensation committee and the Chief Executive Officer historically reviewed the base salaries for each named executive officer annually as well as at the time of any promotion or significant change in job responsibilities, and in connection with each review they considered individual and company performance over the course of that year as well as how each named executive officer's base compensation compares to the base compensation of similarly situated executives at companies included in the Peer Group. The base salary earned by each named executive officer from December 16, 2014, the date of the closing of the Combination, through December 31, 2014 is reported in the Summary Compensation Table below.

Annual Bonus

        The amount of the bonus paid to each named executive officer under the annual performance-based cash incentive program for the 2014 Fiscal Year is not calculable through the latest practicable date but is expected to be determined by the Sabine compensation committee no later than February 2015. A description of the factors weighed by the Sabine compensation committee in determining the value of each such bonus will be disclosed here in future amendments to this proxy statement/prospectus once that information is available. Additionally, the value of the bonus paid to each named executive officer for the 2014 Fiscal Year will be disclosed in the Summary Compensation Table below in the column entitled "Non-Equity Incentive Compensation" in future amendments to this proxy statement/prospectus, once established by Sabine's compensation committee.

Executive Retention Program

        In March of 2013 the Sabine O&G compensation committee granted long-term cash bonuses to certain executives, including the named executive officers, under Sabine O&G's Executive Retention Program. The Executive Retention Program was intended to encourage retention of Sabine O&G's most valued and talented executives over the long-term, increasing continuity of management and ensuring that Sabine O&G could continue to benefit from the expertise and success of the executive team. The full value of the retention bonus granted to each of the named executive officers in March of 2013 was 150% of each executive's base salary as of the date of grant.

        The retention bonuses granted in March of 2013 were scheduled to vest and be settled as follows: (i) 15% on September 16, 2013, (ii) 35% on September 16, 2014, and (iii) 50% on September 16, 2015. The terms of the retention bonus also provided that in the event a broad based equity plan was implemented prior to the vesting of all of the installments of the retention bonus and shares that are publicly traded are issuable under that plan, then the bonus would vest and be converted into a fully vested stock award. In connection with the closing of the Combination, the 2014 LTIP became effective and the named executive officers were eligible to receive awards thereunder. As such, Messrs. Levesque, Sambrooks, and Yang received an award of 634,189, 1,102,942, and 515,512 vested Common Shares of Sabine, respectively, and Ms. Levesque received an award of 618,530 vested Common Shares of Sabine, in each case under the 2014 LTIP in settlement of the unpaid balance of the March 2013 retention bonus awards.

        Sabine does not currently have plans to make any further grants of retention bonuses under the Sabine O&G Executive Retention Program. The retention bonuses granted during 2013 were used primarily as a tool to encourage retention during a period of transformative transactions and growth for Sabine O&G, which required a heightened level of responsibility and commitment from each of the named executive officers.

Long-Term Equity-Based Incentives

        Sabine O&G had historically granted incentive units in Sabine Holdings to the named executive officers. On May 5, 2014, in connection with the formation of Sabine Investor Holdings as a new holding company of Sabine Holdings, all of the outstanding incentive units in Sabine Holdings were exchanged for substantially identical incentive units in Sabine Investor Holdings. There were no changes to the named executive officers' economic rights or obligations in connection with this reorganization. Incentive units are classified as profits interests in Sabine Investor Holdings, and entitle the holder to share in distributions by Sabine Investor Holdings only upon liquidation events meeting certain requisite financial thresholds. The total number of incentive units held by each named executive officer as of the end of the 2014 Fiscal Year is reported in the table below entitled "Outstanding Equity Awards at Fiscal Year-End."

        The board of directors of Sabine originally adopted the 2014 LTIP on August 7, 2014, subject to stockholder approval. At the special meeting of the Company's stockholders held on November 20, 2014, the Company's shareholders approved the 2014 LTIP. On December 15, 2014, in connection with the closing of the Combination, the 2014 LTIP took effect, and the Company's 2007 Stock Incentive Plan was terminated with respect to the grant of new awards thereunder.

        On December 16, 2014, the board of directors of Sabine approved the grant of 2,902,982; 1,235,512; 680,465; and 754,524 restricted shares to each of Messrs. Sambrooks, Levesque, and Yang and Ms. Levesque, respectively, under the 2014 LTIP. In the case of each named executive officer, this award of restricted shares will vest as follows: (i) two-thirds of restricted shares granted will vest in one-fourth increments on each of the first four anniversaries of the date of grant and (ii) one-third of restricted shares granted will vest in full on the fourth anniversary of the date of grant, all such vesting subject to continued provision of services to Sabine (or New Delaware Holdco if the reincorporation merger is approved) except as otherwise provided in the applicable award agreement or Severance Agreement (as defined below). These grants of restricted stock are intended to serve as a retention tool and to align the named executive officers' interests with the interests of the Sabine shareholders.

        On December 16, 2014, in connection with the closing of the Combination, the board of directors of Sabine amended the 2014 LTIP to rename it the Sabine Oil & Gas Corporation 2014 Long Term Incentive Plan and to otherwise reflect the Company's name change, effective as of such change. Additionally, subject to the approval of the Sabine shareholders, the board of directors of Sabine voted to amend the 2014 LTIP to increase the total number of Common Shares reserved for issuance in connection with awards under the 2014 LTIP from 20,000,000 to 40,000,000, effective as of the date of such shareholder approval. For additional information about the terms of the 2014 LTIP and the proposed amendment thereto please see "Proposal No. 4—The Amended and Restated LTIP."

        If the reincorporation merger is approved, all Common Shares reserved for issuance under the 2014 LTIP and, if approved, the Amended and Restated LTIP shall be converted into shares of New Delaware Holdco. Further, all awards previously granted under the 2014 LTIP and, if approved, the Amended and Restated LTIP which related to Common Shares of Sabine shall be converted into awards with respect to common shares of New Delaware Holdco but shall otherwise have the same terms and conditions.

Other Benefits

        Sabine provides all employees, including the named executive officers, with the opportunity to participate in a 401(k) Plan. Sabine also provides limited perquisites to its named executive officers. Sabine pays the cost for each of the named executive officers to receive annual health physicals. Sabine also provides each named executive officer with a reserved parking spot at Sabine's principal offices. Finally, Sabine reimburses the named executive officers for the cost of fitness and country club memberships up to a maximum of $750 per month, grossed-up for any taxes incurred on the part of the named executive officer due to the receipt of this reimbursement.

Cancelation of Employment Agreements and Entry into Severance Agreements

        Each of the named executive officers other than Timothy Yang was a party to an employment agreement with Sabine O&G. These agreements outlined the basic terms of employment including minimum base salary, target bonus, basic benefits, and vacation days. The agreements also included restrictive covenants, including an obligation not to compete against Sabine O&G or to solicit employees or customers for a period of one year following termination of employment, and a requirement to maintain confidentiality regarding certain information obtained during the executive's employment at Sabine O&G. The terms of the employment agreements also required the executive to assign certain intellectual property rights to Sabine O&G to the extent related to ideas or inventions created during the term of the agreement. The employment agreements with the named executive officers also contained severance provisions in the event of certain involuntary terminations of employment.

        On December 22, 2014, in order to better align the terms of the named executive officers' agreements with best pay practices of publicly traded companies and the practices of the companies with which Sabine competes for executive talent, Sabine canceled the employment agreements described above and entered into severance agreements with each of the named executive officers (the "Severance Agreements"). The Severance Agreements also provide the executives with certain severance benefits in connection with a termination of employment under certain circumstances, including in connection with a "change in control" (as defined below). The Severance Agreements also contain certain restrictive covenants, including the obligation not to compete with Sabine for twelve (12) months, the obligation not to solicit any existing or prospective customers of Sabine, and a confidentiality requirement. In the event the executive violates these restrictive covenants, Sabine is entitled as a matter of right to specific performance of the covenants and other appropriate judicial remedies. For more detailed information about payments that may be due under certain termination of employment scenarios pursuant to the terms of the Severance Agreements please see the section below entitled "—Potential Payments upon Termination or a Change in Control—Severance Agreements."

        Sabine believes that severance protection provisions serve as important retention tools, since post-termination payments allow employees to leave Sabine's employment with value in the event of certain terminations of employment that are beyond their control. Post-termination payments allow management to focus its attention and energy on making objective business decisions that are in the best interest of Sabine without allowing personal considerations to cloud the decision-making process. Further, Sabine believes that such protections maximize shareholder value by encouraging the named executive officers to review objectively any proposed transaction in determining whether such proposal is in the best interest of Sabine's shareholders, whether or not the executive will continue to be employed. Executive officers at other companies in Sabine's industry and the general market in which Sabine competes for executive talent commonly have post-termination payments, and Sabine has consistently provided this benefit to the named executive officers in order to remain competitive in attracting and retaining skilled professionals in Sabine's industry. If the reincorporation merger is approved, the Severance Agreements will be amended and updated as appropriate to reflect the transaction.

Risk Assessment

        The Sabine compensation committee has reviewed Sabine's compensation policies as generally applicable to all employees and believes that Sabine's policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on Sabine.

        The Sabine compensation committee has reviewed and discussed the design features, characteristics, performance metrics at Sabine and segment levels and approval mechanisms of total compensation for all employees, including salaries, annual cash bonus plans, retention awards, and incentive unit awards, to determine whether any of these policies or programs could create risks that are reasonably likely to have a material adverse effect on Sabine.

        Sabine's compensation philosophy and culture support the use of base salary, annual performance-based bonus, and retirement plans that are generally uniform in design and operation throughout Sabine's organization and with all levels of employees. These compensation policies and practices are centrally designed and administered. In addition, the following specific factors, in particular, reduce the likelihood of excessive risk-taking:

  •
  Overall compensation levels are competitive with the market.

  •
  Compensation mix is balanced among (i) fixed components like salary and benefits, (ii) annual incentives that reward overall financial performance, performance under a wide range of financial and operational measures and individual performance, and (iii) awards of restricted stock.

  •
  Pursuant to the terms of the Sabine O&G annual cash bonus program, assuming achievement of at least a minimum level of performance, payouts result in some compensation at levels below full target achievement, in lieu of an "all or nothing" approach.

  •
  An important portion of Sabine's executive compensation is tied to how Sabine performs over a period of multiple years, with incentive units only paying out upon certain liquidation events and restricted stock awards vesting over several years. This encourages employees to focus on longer-term performance goals, while the annual cash bonus plan is tied to shorter-term goal achievement, thus balancing the employees' focus on both long- and short-term company performance.

        In summary, although a significant portion of the compensation provided to named executive officers is performance-based, the Sabine compensation committee believes that Sabine's compensation programs do not encourage excessive and unnecessary risk taking by the named executive officers (or other employees) because these programs are designed to encourage employees to remain focused on both short- and long-term operational and financial goals. The Sabine O&G compensation committee set performance goals that it believes are reasonable in light of past performance and market conditions and the Sabine compensation committee plans to do the same in future years.

Summary Compensation Table

        The table below sets forth the annual compensation earned during the 2014 Fiscal Year by Sabine's "named executive officers," as of December 31, 2014:

Name and Principal Position(a)	Year (b)	Salary ($)(c)(1)	Bonus ($)(d)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(g)(4)	All Other Compensation ($)(i)(5)	Total ($)(j)
David J. Sambrooks	2014	$27,692	$375,000	$987,014		$86	$1,389,792
President and Chief
Executive Officer
R. Todd Levesque	2014	$17,077	$215,624	$420,075		$72	$652,848
Executive Vice President and
Chief Operating Officer
Cheryl R. Levesque	2014	$14,538	$210,300	$256,539		$24	$481,401
Senior Vice President,
Asset Development
Timothy D. Yang,	2014	$13,846	$175,274	$231,359		$24	$420,503
Senior Vice President,
Land & Legal, General
Counsel, Chief Compliance
Officer and Secretary

(1)
The amounts reported in this column reflect the dollar value of base salary earned by the named executive officers for services performed for Sabine from December 16, 2014 through the end of the 2014 Fiscal Year. As of December 2014 Messrs. Sambrooks, Levesque, and Yang and Ms. Levesque had base salaries of $600,000, $370,000, $300,000 and $315,000, respectively.

(2)
The amounts reported in this column reflect the dollar value of the long-term cash bonuses granted to the named executive officers under Sabine O&G's Executive Retention Program and settled in vested Common Shares of Sabine on December 16, 2014, pursuant to their terms. Messrs. Levesque, Sambrooks, and Yang received 634,189, 1,102,942, and 515,512 shares of vested Common Shares of Sabine, respectively, and Ms. Levesque received an award of 618,530 shares of vested Common Shares, in each case under the 2014 LTIP.

(3)
The amounts reflected in this column represent the grant date fair value of restricted stock awards granted to the named executive officers, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 718, excluding the effect of estimated forfeitures, which was calculated by multiplying the number of restricted shares granted by $0.34, the closing market price of the Company's common stock on December 15, 2014.

(4)
The amounts intended to be reported in this column will reflect payments to each named executive officer under the annual performance-based cash incentive program for performance during the 2014 Fiscal Year, which amounts will be paid in the first quarter of 2015. The amounts of such bonuses are not calculable through the latest practicable date but are expected to be determined no later than February 2015 and will be disclosed in future amendments to this proxy statement/prospectus.

(5)
The amounts reported in this column include (i) the cost of providing the named executive officers with life insurance as well as (ii) the costs to Sabine of providing tax gross-ups to certain named executive officers in respect of the reimbursement of fitness and country club dues and associated fees for such named executive officer, for the period of December 16, 2014 through the end of the 2014 Fiscal Year, as shown in the following table:

	Life Insurance	Tax Gross-Up	Total
David J. Sambrooks	$24	$62	$86
R. Todd Levesque	$24	$48	$72
Cheryl R. Levesque	$24	—	$24
Timothy D. Yang	$24	—	$24

          The named executive officers did not accrue any matching 401(k) plan contributions during the period from December 16 through December 31 of 2014.

Grants of Plan-Based Awards for the 2014 Fiscal Year

          The table below reports the grant of plan based awards from December 16, 2014 through December 31, 2014 and sets forth the full target dollar value of awards granted to Sabine's named executive officers during the 2014 Fiscal Year under Sabine's annual performance-based cash incentive program as well as grants of restricted stock under the 2014 LTIP. The actual amount paid to each of the named executive officers under the annual performance-based cash incentive program for 2014 performance will be reported in the Summary Compensation Table above in the column entitled Non-Equity Incentive Plan Compensation once it has been determined by the compensation committee of Sabine.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
					Grant Date Fair Value of Stock Awards ($)(l)(4)
				All Other Stock Awards: Number of Shares of Stock (#)(i)(3)
	Threshold ($)(c)(1)	Target ($)(d)(2)	Maximum ($)(e)(1)
David J. Sambrooks	—	$600,000	—	2,902,982	$987,014
R. Todd Levesque	—	$296,000	—	1,235,512	$420,075
Cheryl R. Levesque	—	$189,000	—	754,524	$256,539
Timothy D. Yang	—	$180,000	—	680,465	$231,359

(1)
While there are threshold and maximum levels applicable to the bonus pool as a whole, there are no individual threshold or maximum payout levels under individual awards granted pursuant to Sabine's annual performance-based cash incentive program.

(2)
The amounts reported in this column reflect the target bonus level for each of the named executive officers under Sabine's annual performance-based cash incentive program for the 2014 Fiscal Year.

(3)
The number of shares of restricted stock reported in this column will vest as follows: (i) two-thirds of the restricted shares will vest in one-fourth increments on each of the first four anniversaries of the date of grant and (ii) one-third of restricted shares will vest in full on the fourth anniversary of the date of grant, all such vesting subject to continued provision of services to Sabine (or New Delaware Holdco if the reincorporation merger is approved) except as otherwise provided in the applicable award agreement or Severance Agreement.

(4)
The amounts reflected in this column represent the grant date fair value of restricted stock awards granted to the named executive officers, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, which was calculated by multiplying the number of restricted shares granted by $0.34, the closing market price of the Company's common stock on December 15, 2014.

Outstanding Equity Awards at 2014 Fiscal Year-End

        The following table provides information on outstanding incentive units in Sabine Investor Holdings and restricted shares of Sabine held by the named executive officers as of December 31, 2014. The incentive units entitled the holder to share in distributions by Sabine Holdings only upon liquidation events meeting certain requisite financial thresholds. On May 5, 2014, in connection with the formation of Sabine Investor Holdings as a new holding company of Sabine Holdings, all of the outstanding incentive units in Sabine Holdings were exchanged for substantially identical incentive units in Sabine Investor Holdings.

	Option Awards				Stock Awards
Name(a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)(2)	Option Exercise Price ($)(e)	Option Expiration Date (f)	Number of Shares of Stock That Have Not Vested (#)(g)(3)	Market Value of Shares of Stock That Have Not Vested ($)(h)(4)
David J. Sambrooks	2,215.5	0	N/A	N/A	2,902,982	653,171
R. Todd Levesque	550	0	N/A	N/A	1,235,512	277,990
Cheryl R. Levesque	300	50	N/A	N/A	754,524	169,768
Timothy D. Yang	200	100	N/A	N/A	680,465	153,105

(1)
Sabine believes that, despite the fact that the incentive units do not require the payment of an exercise price, they are most similar economically to stock options, and as such, they are properly classified as "options" under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an "option-like feature." For a description of when the incentive unit awards could begin to receive payments, see the discussion below.

(2)
The incentive unit awards at Sabine Holdings reflected as "Unexercisable" are incentive units that have not yet vested. The number of incentive units reported in this column will vest in one-third increments on March 31 of each of 2015, 2016, and 2017, respectively, and all such vesting is subject to continued provision of services to Sabine (or New Delaware Holdco if the reincorporation merger is approved) except as otherwise provided in the applicable award agreement.

(3)
The number of shares of restricted stock reported in this column will vest as follows: (i) two-thirds of the restricted shares will vest in one-fourth increments on December 16 of each of 2015, 2016, 2017, and 2018, respectively, and (ii) one-third of restricted shares will vest in full on December 16, 2018, all such vesting subject to continued provision of services to Sabine (or New Delaware Holdco if the reincorporation merger is approved) except as otherwise provided in the applicable award agreement or Severance Agreement.

(4)
The amounts reflected in this column represent the market value of restricted stock awards granted to the named executive officers, computed based on the closing share price of the common stock of the Company on December 31, 2014 of $0.23 per share.

Potential Payments upon Termination or a Change in Control

Severance Agreements

        As described above in the section entitled "Cancelation of Employment Agreements and Entry into Severance Agreements," on December 22, 2014 Sabine canceled the pre-existing employment agreements with each of the named executive officers and entered into the Severance Agreements in place thereof. The Severance Agreements provide the executives with certain severance benefits in connection with a termination of employment under certain circumstances, including in connection with a "change in control" (as defined below)

        More specifically, under the Severance Agreements, in the event of (i) a termination of the executive's employment by Sabine without "cause" (as defined below), (ii) a termination of employment by the executive with "good reason" (as defined below), or (iii) the executive's death or Disability (as defined below) (collectively, a "Termination Event") that occurs outside (a) the six month period ending on the date a change in control occurs, and (b) the two year period beginning on the date a change in control occurs (such period described in (a) and (b), the "Protection Period"), the executive will be entitled to accrued but unpaid base salary through the date of termination and incentive bonus for the calendar year ended immediately prior to the date of termination, to the extent yet unpaid (the "Accrued Payments"). Contingent upon the executive satisfying certain release of claims requirements, the executive will also be entitled to (A) a lump sum payment equal to one-and-a-half times (1.5x) for Mr. Sambrooks, and one times (1x) for Messrs. Levesque and Yang and Ms. Levesque, the amount of his or her (1) base salary plus (2) average actual annual bonus for the three years preceding the Termination Event (or, if the executive has been employed less than three full years, the average of any annual bonuses received by the executive, or, if the executive has not yet received an annual bonus, an amount equal to the executive's annual base salary that is effective as of the Termination Event), (B) except as otherwise provided in the 2014 LTIP or an individual award agreement, accelerated vesting of the executive's outstanding equity-based compensation awards at the time of the Termination Event (using actual levels of performance for equity-based compensation awards designed to vest upon the satisfaction of performance criteria), (C) continued medical, dental and vision benefits for the executive and his or her spouse and eligible dependents for up to twelve (12) months following the date of termination or until the executive is or becomes eligible for comparable coverage under the group health plans of a subsequent employer, and (D) certain outplacement services directly related to the executive's termination of employment for up to twelve (12) months following termination.

        In the event the executive experiences a Termination Event that occurs during the Protection Period and contingent upon the executive satisfying certain release of claims requirements, the executive will be entitled to (i) the Accrued Payments, (ii) a lump sum payment equal to two times (2x) for Mr. Sambrooks, and one-and-a-half times (1.5x) for Messrs. Levesque and Yang and Ms. Levesque, the amount of his or her (a) base salary plus (b) target bonus for the calendar year in which the Termination Event occurs, (iii) except as otherwise provided in the 2014 LTIP or an individual award agreement, accelerated vesting of the executive's outstanding equity-based compensation awards at the time of the Termination Event (using actual levels of performance for equity-based compensation awards designed to vest upon the satisfaction of performance criteria), (iv) a pro-rata portion of the executive's bonus for the calendar year in which a Termination Event occurs, (v) continued medical, dental and vision benefits for the executive and his or her spouse and eligible dependents for up to twenty-four (24) months following the date of termination or until the executive is or becomes eligible for comparable coverage under the group health plans of a subsequent employer, and (vi) certain outplacement services directly related to the executive's termination of employment for up to twelve (12) months following termination.

        The Severance Agreements also contain certain restrictive covenants, including the obligation not to compete with Sabine for twelve (12) months, the obligation not to solicit any existing or prospective customers of Sabine, and a confidentiality requirement. All payments under the Severance Agreement (other than Accrued Payments) are conditioned upon the executive satisfying certain release of claims requirements. In the event the executive fails to abide by such release of claims requirements, Sabine shall immediately cease the provision of any severance benefits and the executive shall be required to repay to Sabine an amount equal to the value of any payments or benefits the executive had previously received, other than the Accrued Payments.

        For purposes of the Severance Agreements, the following terms have the following definitions:

  •
  "Change in Control" means, the occurrence of one of the following:

  (i)
  the consummation of an agreement to acquire or a tender offer for beneficial ownership by any "person" or "group" of 50% or more of either (x) the then-outstanding shares of all classes of stock of the Company, including, but not limited to preferred and common shares or (y) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors, in each case assuming all preferred shares were converted into common shares immediately prior to the transaction; provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company or (D) any acquisition by any entity pursuant to a transaction that complies with clauses (A), (B) and (C) of paragraph (iii) below; or

  (ii)
  individuals who constitute the incumbent board of directors cease for any reason to constitute at least a majority of the board; or

  (iii)
  consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another entity, in each case, unless, following such business combination, (A) the outstanding stock and outstanding Company voting securities immediately prior to such business combination represent or are converted into or exchanged for securities which represent or are convertible into more than 50% of, respectively, the then-outstanding shares of common stock or common equity interests and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors or other governing body, as the case may be, of the entity resulting from such business combination (including, without limitation, an entity which as a result of such transaction owns the Company, or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (B) no person or group (excluding any employee benefit plan (or related trust) of the Company or the entity resulting from such business combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock or common equity interests of the entity resulting from such business combination or the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors or other governing body of such entity to the extent that such ownership results solely from ownership of the Company that existed prior to the business combination, and (C) at least a majority of the members of the board of directors or similar governing body of the entity resulting from such business combination were members of the incumbent board of directors at the time of the execution of the initial agreement, or of the action of the board, providing for such business combination; or

  (iv)
  the complete liquidation or dissolution of the Company.

  •
  "Cause" means: (i) the executive's continued failure to follow reasonable directions of the executive's supervisor, the Chief Executive Officer, or the board of directors for a period of thirty (30) days after the Company, the executive's supervisor, the Chief Executive Officer or the board of directors has provided written notice to the executive specifying such directions; provided that the foregoing failure shall not be "Cause" if the executive in good faith believes that such direction is illegal and promptly so notifies the Chief Executive Officer or the board of directors, (ii) intentional breaches by the executive (including breaches due to inaction) of one or more material duties of the executive or intentional failure to follow reasonable directions of the executive's supervisor, the Chief Executive Officer, or the board of directors, in any case as to which written notice has been given; provided that neither an act nor a failure to act on the executive's part shall be considered "intentional" unless the executive has acted or failed to act with a lack of good faith and with a lack of reasonable belief that the executive's action or failure to act was in the best interest of the Company, (iii) the executive's conviction of, or the entering by the executive of a plea of guilty or nolo contendere to, a felony charge or a crime involving moral turpitude, (iv) the executive engaging in fraudulent activity (whether or not prosecuted), (v) any misconduct by the executive that has caused or is reasonably likely to cause a material financial loss to the Company, (vi) a material violation of any provision of any agreement between the executive and the Company or an affiliate or any other agreement or code to which executive is subject, including the Severance Agreement and the Company's code of business conduct, (vii) receipt by the executive of any kickback, side payment, or rebate of any fee or expense paid by the Company or from any customer, vendor, or supplier of the Company, (viii) the use of illegal drugs, the persistent excessive use of alcohol, or engaging in any other activity that materially impairs the executive's ability to perform his duties hereunder or results in conduct bringing the Company or any affiliate into substantial public disgrace or disrepute, (ix) excessive absenteeism by the executive (other than any absenteeism related to a Disability), or (x) any act of gross negligence or any dishonesty (including misreporting of financial information) by the executive to the Company or an affiliate.

  •
  "Good Reason" means the occurrence of any of the following events or conditions: (i) a change in the executive's status, title, position or responsibilities (including reporting responsibilities) which represents a substantial reduction of the status, title, position or responsibilities as in effect immediately prior thereto, the assignment to the executive of any duties or responsibilities that are inconsistent with such status, title, position or responsibilities, or any removal of the executive from or failure to reappoint or reelect the executive to any of such positions, except in connection with the termination of the executive's services for Cause, due to the executive's Disability or death, or by the executive voluntarily resignation without Good Reason, (ii) a material reduction in the executive's annual base salary, (iii) a change in the geographic location at which the executive must perform services (without the consent of the executive) to a location more than fifty (50) miles from the location at which the executive normally performs such services, except for reasonably required business travel, (iv) any material breach by the Company of any provision of the Severance Agreement, or (v) any purported termination of the executive's employment for Cause by the Company that does not otherwise comply with the terms of the Severance Agreement.

  •
  "Disability" means a physical or mental impairment of sufficient severity that the executive is unable or, in the opinion of the board of directors will be unable, to continue performing the duties assigned to the executive prior to such impairment for a period in excess of 90 days, whether or not consecutive, or the executive's condition entitles the executive to disability benefits under any Company insurance or employee benefit plan in which the executive participates.

Incentive Units

        Incentive units granted to the named executive officers under the Second Amended and Restated Operating Agreement of Sabine Oil & Gas Holdings LLC and the Sabine Oil & Gas Holdings LLC Equity Incentive Plan (the "Incentive Unit Plan"), were classified as profits interests in Sabine Holdings, and, once vested, entitled the holder to share in distributions by Sabine Holdings only upon liquidation events meeting certain requisite financial thresholds. On May 5, 2014, in connection with the formation of Sabine Investor Holdings as a new holding company of Sabine Holdings, all of the outstanding incentive units in Sabine Holdings were exchanged for substantially identical incentive units in Sabine Investor Holdings.

        All unvested incentive units become immediately vested in the event the named executive officer's employment is terminated (i) by Sabine without employer cause, (ii) by the executive for employee cause, or (iii) by reason of death or permanent disability. In each case, Sabine Investor Holdings would have the option to purchase all incentive units held by the named executive officer at fair market value within 90 days of termination. If a named executive officer's employment is terminated for any other reason, all unvested incentive units will be immediately cancelled and forfeited by the executive. For purposes of the Incentive Unit Plan, the following terms have the following definitions:

  •
  "Employee Cause" means, with respect to the participant, a termination of employment by the participant due to any of the following: (i) a substantial and continuing diminution in the nature of the participant's responsibilities, (ii) the relocation of the participant's primary office to a location outside of his or her primary work area, or (iii) a material breach by the Company of any material provision of the Incentive Unit Plan.

  •
  "Employer Cause" means, with respect to the participant, any of the following: (i) the participant exhibits continued failure to follow reasonable directions of the board of directors or the Chief Executive Officer for a period of 30 days after the board of directors or the Chief Executive Officer has provided written notice to the participant specifying such directions; provided that the foregoing failure shall not be "Employer Cause" if the participant in good faith believes that such direction is illegal and promptly so notifies the board of directors or the Chief Executive Officer, as the case may be, (ii) the participant repeatedly intentionally breaches (including breaches due to inaction) one or more material duties of the participant or intentionally fails to follow reasonable directions of the board of directors or the Chief Executive Officer, in either case as to which notice has been given; provided that neither an act nor a failure to act on the participant's part shall be considered "intentional" unless the participant has acted or failed to act with a lack of good faith and with a lack of reasonable belief that the participant's action or failure to act was in the best interest of the Company, (iii) the participant is convicted of, or enters a plea of guilty or nolo contendere to, a felony charge or a crime involving moral turpitude, (iv) the participant engages in fraudulent activity (whether or not prosecuted), (v) the participant engages in any misconduct that has caused or is reasonably likely to cause a material financial loss to the Company or its affiliates, (vi) the participant commits a material violation of any provision of any agreement between the participant and the Company or any of its affiliates or any other agreement or code to which the participant is subject, including the Incentive Unit Plan and the Company's code of business conduct, (vii) the participant receives any kickback, side payment or rebate of any fee or expense paid by the Company or from any customer, vendor or supplier of the Company or any of its affiliates, (viii) the participant uses illegal drugs, persistently excessively uses alcohol or engages in any other activity that materially impairs the participant's ability to perform his duties or results in conduct bringing the Company or any of its affiliates into substantial public disgrace or disrepute, (ix) the participant exhibits excessive absenteeism (other than any absenteeism related to a disability reported to the Company by the participant), or (x) the participant commits any act of gross negligence or any dishonesty (including misreporting of financial information) to the Company or an affiliate.

  •
  "Permanent Disability" means, with respect to any participant, the failure by the participant, by reason of illness, incapacity or other disability, to perform his duties or fulfill his employment obligations to the Company, as determined by the Company and as certified in writing by a competent medical physician chosen by the Company, for a cumulative total of one hundred eighty (180) days in any twelve-month period.

Termination Event outside the Protection Period; Termination Without Cause, for Employee Cause or by Reason of Death or Disability

        The following table provides information on the amounts that would be payable to each named executive officer (i) under the terms of his or her Severance Agreement upon the occurrence of a Termination Event outside the Protection Period, or, (ii) in the case of a named executive officer's incentive units, a termination of employment (A) by Sabine without cause, (B) by the executive for employee cause, or (C) by reason of death or permanent disability. The amounts reflected in the table below assume that the named executive officer's employment was terminated on December 31, 2014.

	Lump Sum Payment of Base Salary and Average Annual Bonus ($)(1)	Vesting of Outstanding Equity Awards ($)(2)	Health, Dental and Vision ($)(3)	Outplacement Services ($)(4)	Incentive Units ($)(5)	Total ($)
David J. Sambrooks	1,774,000	653,171	15,867	10,000	—	2,453,038
R. Todd Levesque	590,900	277,990	8,167	10,000	—	887,057
Cheryl R. Levesque	493,533	169,768	17,026	10,000	—	690,327
Timothy D. Yang	422,867	153,105	22,359	10,000	—	608,331

(1)
Amounts in this column reflect a lump sum payment equal to one-and-a-half times (1.5x) for Mr. Sambrooks, and one times (1x) for Messrs. Levesque and Yang and Ms. Levesque, the amount of his or her (1) base salary plus (2) average actual annual bonus for the three years preceding the Termination Event (or, if the executive has been employed less than three full years, the average of any annual bonuses received by the executive, or, if the executive has not yet received an annual bonus, an amount equal to the executive's annual base salary that is effective as of the Termination Event).

(2)
Amounts in this column reflect accelerated vesting of each named executive officer's outstanding equity-based compensation awards at the time of the Termination Event (using actual levels of performance for equity-based compensation awards designed to vest upon the satisfaction of performance criteria) and are based upon the market value of restricted stock awards granted to the named executive officers, computed based on the closing share price of the common stock of the Company on December 31, 2014 of $0.23 per share.

(3)
Amounts in this column reflect the cost to Sabine to provide continued medical, dental and vision benefits for the executive and his or her spouse and eligible dependents for up to twelve (12) months following the date of termination.

(4)
Amounts in this column reflect the cost to Sabine to provide certain outplacement services directly related to the executive's termination of employment for up to twelve (12) months following termination.

(5)
Amounts in this column reflect the fact that, as of December 31, 2014, Sabine Investor Holdings' common units had not reached the minimum required threshold value after which incentive units would be entitled to participate in the economic returns of Sabine Investor Holdings, and thus such incentive units had no reportable value.

Termination Event within the Protection Period

        The following table provides information on the amounts that would be payable to each named executive officer under the terms of his or her Severance Agreement upon the occurrence of a Termination Event within the Protection Period. The amounts reflected in the table below assume that the named executive officer's employment was terminated on December 31, 2014.

	Lump Sum Payment of Base Salary and Target Bonus ($)(1)	Vesting of Outstanding Equity Awards ($)(2)	Pro-Rata Bonus ($)(3)	Health, Dental and Vision ($)(4)	Outplacement Services ($)(5)	Incentive Units ($)(6)	Total ($)
David J. Sambrooks	2,400,000	653,171		31,735	10,000	—
R. Todd Levesque	999,000	277,990		16,333	10,000	—
Cheryl R. Levesque	756,000	169,768		34,052	10,000	—
Timothy D. Yang	720,000	153,105		44,718	10,000	—

(1)
Amounts in this column reflect a lump sum payment equal to two times (2x) for Mr. Sambrooks, and one-and-a-half times (1.5x) for Messrs. Levesque and Yang and Ms. Levesque, the amount of his or her (a) base salary plus (b) target bonus for the calendar year in which the Termination Event occurs.

(2)
Amounts in this column reflect accelerated vesting of the executive's outstanding equity-based compensation awards at the time of the Termination Event (using actual levels of performance for equity-based compensation awards designed to vest upon the satisfaction of performance criteria) and are based upon the market value of restricted stock awards granted to the named executive officers, computed based on the closing share price of the common stock of the Company on December 31, 2014 of $0.23 per share.

(3)
Amounts in this column will reflect the payment of a pro-rata portion of the executive's bonus for the calendar year in which a Termination Event occurs. The amounts of such bonuses are not calculable thorugh the latest practicable date but are expected to be determined no later than February 2015 and will be disclosed in this column in future amendments to this proxy statement/prospectus.

(4)
Amounts in this column reflect the cost to Sabine to provide continued medical, dental and vision benefits for the executive and his or her spouse and eligible dependents for up to twenty-four (24) months following the date of termination.

(5)
Amounts in this column reflect the cost to Sabine to provide certain outplacement services directly related to the executive's termination of employment for up to twelve (12) months following termination.

(6)
Amounts in this column reflect the fact that, as of December 31, 2014, Sabine Investor Holdings' common units had not reached the minimum required threshold value after which incentive units would be entitled to participate in the economic returns of Sabine Investor Holdings, and thus such incentive units had no reportable value.

Director Compensation

        The following individuals will serve on the board of directors of New Delaware Holdco if the reincorporation merger is approved: Messrs. David J. Sambrooks, Patrick R. McDonald, Duane C. Radtke, John Yearwood, Alex T. Krueger, Brooks M. Shughart, and Thomas N. Chewning.

        Individuals who are employed by Sabine or its subsidiaries do not receive any compensation for services they provide as members of the board of directors of Sabine. As such, Mr. David J. Sambrooks, Sabine's current President and Chief Executive Officer, receives no additional compensation for his service on the board of directors. Mr. Patrick R. McDonald, who served as Sabine's Chief Executive Officer prior to the closing of the Combination on December 16, 2014, received no compensation for his service on the board of directors of Sabine during the 2014 Fiscal Year because his employment with Sabine continued through December 31, 2014. Mr. McDonald will begin receiving compensation as a non-employee director in 2015.

        Other than Mr. Patrick R. McDonald, all individuals who will serve as directors of New Delaware Holdco, the surviving public company following the reincorporation merger, as described in Item 18(a)(7) of Form S-4, either (i) provided services to Sabine O&G or (ii) did not provide services to Sabine, Sabine O&G, or any of its affiliates prior to the closing of the Combination on December 16, 2014. As described above under "—Compensation Discussion and Analysis," there is no requirement for the surviving company in a merger among operating companies to disclose compensation paid by a predecessor corporation that disappeared in the merger, and further, a parent company is not obligated to disclose compensation paid to a service provider of its subsidiary prior to the time the subsidiary became a subsidiary. As such, New Delaware Holdco has no reportable compensation for any period prior to December 16, 2014 with respect to the individuals who will serve as its directors.

        For the period from December 16, 2014 through the end of the 2014 Fiscal Year, Messrs. Radtke, Yearwood, Krueger, Shughart, and Chewning received the amounts reflected in the following table.

Name(a)(1)	Fees Earned or Paid in Cash ($)(b)	Stock Awards ($)(c)(2)	Total ($)(h)
Duane C. Radtke	3,871	$51,740	3,871
John Yearwood	3,441	$51,740	3,441
Alex T. Krueger	3,011	$51,740	3,011
Brooks M. Shughart	3,441	$51,740	3,441
Thomas N. Chewning	3,656	$20,696	3,656

(1)
These individuals will serve as directors of New Delaware Holdco and either (i) provided services to Sabine O&G or (ii) did not provide services to Sabine, Sabine O&G, or any of its affiliates prior to the closing of the Combination on December 16, 2014. Because there is no requirement for the surviving company in a merger among operating companies to disclose compensation paid by a predecessor corporation that disappeared in the merger, and further, because a parent company is not obligated to disclose compensation paid to a service provider of its subsidiary prior to the time the subsidiary became a subsidiary, New Delaware Holdco has no reportable compensation for any period prior to December 16, 2014 with respect to these individuals.

(2)
The amounts reflected in this column represent the grant date fair value of restricted stock awards granted to the directors, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The grant date fair value of the restricted stock awards for all directors was calculated by multiplying the number of restricted shares granted by $0.34, the closing market price of the Company's common stock on December 15, 2014. As of December 31, 2014, Messrs. Radtke, Yearwood, Krueger, and Shughart held a total of 152,174 restricted shares of Sabine each and Mr. Chewning held 60,870 restricted shares of Sabine.

Director Compensation Following the Closing of the Combination

        On December 16, 2014, in connection with the closing of the Combination, the board of directors of Sabine approved the grant of 152,174 restricted shares to each of Messrs. Radtke, Yearwood, Krueger, and Shughart, and 60,870 restricted shares to Mr. Chewning. In the case of each director, this award of restricted shares will vest as follows: (i) two-thirds of restricted shares granted will vest in one-fourth increments on each of the first four anniversaries of the date of grant and (ii) one-third of restricted shares granted will vest in full on the fourth anniversary of the date of grant, all such vesting subject to continued provision of services to Sabine except as otherwise provided in the applicable award agreement.

        Attracting and retaining qualified non-employee directors is critical to the future value growth and governance of Sabine (and New Delaware Holdco if the reincorporation merger is approved). Sabine O&G's board of directors engaged Pearl Meyer to develop a competitive director compensation program based upon market-based compensation data for each of Sabine's directors including a blend of Peer Group compensation levels and compensation survey data in order to develop an effective director compensation program following the closing of the Combination. Consistent with the data and recommendations from Pearl Meyer, the compensation program implemented effective as of the closing of the Combination generally entitled each non-employee director to receive an annual cash retainer of $70,000 plus an annual equity grant with a fair market value of approximately $140,000 at the time of grant. In addition, directors who are placed in leadership roles are entitled to supplemental compensation in connection with their additional duties. The lead director is entitled to receive an additional $20,000 payment annually, while the audit chair is entitled to receive an additional $15,000 payment annually, and chairs of any other standing committees of the board are each entitled to receive an additional $10,000 payment annually. Directors who are also employees of Sabine (or New Delaware Holdco if the reincorporation merger is approved) will continue to receive no additional compensation for their service on the board of directors.

 PRICE RANGE OF SABINE COMMON STOCK AND DIVIDENDS

Sabine

        The Company's common stock was listed on the NYSE under the ticker symbol "FST". In connection with the closing of the Combination, the NYSE delisted the Company's common stock. On December 17, 2014, the Company's common stock began to be traded on the OTCQB, where it is currently trading under the ticker symbol "SOGC." The following table sets forth, for the calendar quarters indicated, the high and low reported sales prices per share of the Company's common stock on the NYSE and the OTCQB.

	High		Low
Quarter Ended
2012
March 31		$15.15		$11.61
June 30		13.69		6.22
September 30		9.32		5.68
December 31		9.12		6.06
2013
March 31		$7.44		$5.18
June 30		5.43		3.77
September 30		6.67		4.02
December 31		6.52		3.43
2014
March 31		$3.73		$1.68
June 30		2.59		1.75
September 30		2.43		1.16
December 31		1.31		0.16
2015
March 31 (As of , 2015)	$		$

        As of                    , 2015, there were            record holders of Sabine common stock.

New Delaware Holdco Future Dividend Policy

        The holders of New Delaware Holdco common stock receive dividends if and when declared by the board of directors out of legally available funds. New Delaware Holdco has never paid any cash dividends on its common stock. New Delaware Holdco does not expect to declare or pay any cash or other dividends in the foreseeable future on its common stock.

 DESCRIPTION OF SABINE CAPITAL STOCK

        The current authorized capital stock of Sabine consists of 650,000,000 shares of common stock, par value $0.10 per share, of which approximately 198,149,753 shares are issued and outstanding, and 10,000,000 shares of preferred stock, par value $0.01 per share, of which 2,508,945 Series A senior non-voting equity-equivalent preferred shares are issued and outstanding.

        The following summary of the capital stock of Sabine does not purport to be complete and is qualified in its entirety by reference to the description of the rights of Sabine common stockholders set forth in "Comparison of Rights of Sabine Stockholders Before and After the Reincorporation Merger," to the provisions of applicable law, and to the charter and bylaws of Sabine.

Common Stock

        Outstanding shares of Sabine's common stock are listed on the OTCQB under the symbol "SOGC." All outstanding shares of Sabine's common stock are fully paid and non-assessable. Any additional common stock Sabine issues will, when issued, also be fully paid and non-assessable.

        Sabine will notify common stockholders of any stockholders' meetings according to applicable law. Subject to the preferential rights of any outstanding series of preferred stock, Sabine common stockholders are entitled to one vote per share of common stock in the election of directors and on all other matters submitted to a vote of Sabine's common stockholders. Sabine's common stockholders do not have preemptive or cumulative voting rights. Accordingly, holders of a majority of common shares outstanding may elect all directors standing for election.

        Sabine common stockholders are entitled to receive ratably any dividends declared by Sabine's board of directors out of funds legally available for the payment of dividends. Dividends on Sabine's common stock are, however, either voluntarily or not, subject to any preferential dividend rights of any outstanding preferred stock. Upon Sabine's liquidation, dissolution, or winding up, Sabine's common stockholders are entitled to receive ratably Sabine's net assets available after payment of all of Sabine's debts and other liabilities. Any payment is, however, subject to the prior rights of any outstanding preferred stock. Sabine's common stockholders do not have any preemptive, subscription, redemption, or conversion rights.

Series A Senior Non-Voting Equity-Equivalent Preferred Stock

        In connection with the completion of the Combination, Sabine adopted an amendment to its certificate of incorporation to provide for the creation of a new class of Series A senior non-voting equity-equivalent preferred stock, designated as the "Series A senior non-voting equity-equivalent preferred stock," consisting of 2,508,945 shares, all of which were issued to the Legacy Sabine Investors in connection with the completion of the Combination.

        A summary of certain key terms of the Series A senior non-voting equity-equivalent preferred stock is set forth below.

        Dividends and Distributions.    Generally, if Sabine declares or pays a dividend or distribution on Sabine common shares, whether such dividend or distribution is payable in cash, securities or other property, Sabine will simultaneously declare and pay a dividend on the Series A senior non-voting equity-equivalent preferred stock on a pro rata basis with the common shares equal to 100 (referred to as the "Series A conversion ratio") multiplied by the aggregate per share amount of all such dividends declared or paid on the Sabine common shares. If any dividend payable on the Series A senior non-voting equity-equivalent preferred shares is in arrears, Sabine will be subject to restrictions on its ability to declare of pay dividends on or redeem or repurchase any stock ranking junior to the Series A senior non-voting equity-equivalent preferred stock or ranking on a parity with the Series A senior non-voting equity-equivalent preferred stock.

        Voting Rights.    The shares of Series A senior non-voting equity-equivalent preferred stock are non-voting.

        Conversion.    The Series A senior non-voting equity-equivalent preferred shares are convertible into Sabine common shares at the option of the holder if (1) the holder is able to convert a portion of the Series A senior non-voting equity-equivalent preferred shares into common shares and as a result would not, together with affiliates, hold more than 50% of the Company's voting power and (2) at the request of such holder, Sabine's board of directors approves such conversion (such approval not to be unreasonably withheld). In addition, Series A senior non-voting equity-equivalent preferred shares will convert automatically if the holder transfers such shares to a third party such that such third party would not, together with its affiliates, hold more than 50% of the Company's voting power upon receipt of such shares as voting securities.

        Initially, in connection with a conversion of Series A senior non-voting equity-equivalent preferred shares into common shares as described in the preceding paragraph, each share of Sabine Series A preferred stock will be convertible into Sabine common shares. If the reincorporation merger is not approved by the requisite number of Sabine stockholders at the first special meeting of Sabine stockholders held for such purpose, then from the date of such special meeting until the time at which the reincorporation merger is approved by the Company's stockholders, the ratio by which the Series A senior non-voting equity-equivalent preferred shares are convertible into Sabine common shares will be adjusted upwards such that, on an annualized basis, the adjustment results in the Series A senior non-voting equity-equivalent preferred shares being convertible into an additional number of common shares equal to 10% of the total number of common shares underlying all of the then-outstanding Series A senior non-voting equity-equivalent preferred shares (assuming all such Series A senior non-voting equity-equivalent preferred shares were then convertible into common shares). The adjustment to the foregoing conversion ratio will be calculated quarterly. In addition, for purposes of the adjustment to the foregoing conversion ratio, if the reincorporation merger is not approved, the reincorporation merger shall nonetheless be deemed to have been approved if the number of shares voting in favor exceeds (a) 66 2/3% minus (b)(x) 49.9% minus (y) the actual percentage of outstanding shares of common stock that are beneficially owned by the Legacy Sabine Investors and their affiliates that are voted to approve the reincorporation merger.

        Rights on Liquidation.    Upon any liquidation, dissolution or winding up of Sabine, the holders of Series A senior non-voting equity-equivalent preferred stock at the time outstanding will be entitled to receive for each share of Series A senior non-voting equity-equivalent preferred stock, out of the net assets of the Company available for distribution to stockholders (subject to the rights of the holders of any stock of Sabine then-outstanding ranking pari passu with the Series A senior non-voting equity-equivalent preferred stock in respect of distributions upon any such liquidation, dissolution or winding up and before any amount shall be paid or distributed with respect to holders of any stock of Sabine then-outstanding ranking junior to the Series A senior non-voting equity-equivalent preferred stock in respect of distributions upon any such liquidation, dissolution or winding up), a liquidating distribution in an amount equal to the greater of (x) the amount equal to the sum of (A) $0.01 and (B) the amount of any accrued and unpaid dividends on such share of Series A senior non-voting equity-equivalent preferred stock through the date of such liquidating distribution or (y) (A) the series A conversion ratio multiplied by (B) the aggregate amount to be distributed per share to holders Sabine common shares assuming all Series A senior non-voting equity-equivalent preferred shares had been converted to common shares at the conversion ratio of 100 common shares per one Series A senior non-voting equity-equivalent preferred share.

        Amendment.    The Sabine certificate of incorporation may not be amended in any manner that would materially alter or change the powers, preferences or rights of the Series A senior non-voting equity-equivalent preferred stock (i) so as to affect them adversely, without the affirmative vote of holders of two-thirds of the outstanding Series A senior non-voting equity-equivalent preferred shares and (ii) so as to affect them favorably relative to the Sabine common stock, without the affirmative vote of holders of a majority of the Sabine common shares not held by holder of Series A senior non-voting equity-equivalent preferred shares.

DESCRIPTION OF NEW DELAWARE HOLDCO CAPITAL STOCK

Common Stock

        Upon completion of the reincorporation merger, the authorized common stock of New Delaware Holdco is expected to consist of 2,500,000,000 shares, par value $0.01 per share or, if the reverse stock split is approved,                shares. Except as provided by law or in a preferred stock designation, holders of New Delaware Holdco common stock are expected to be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to New Delaware Holdco's certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to New Delaware Holdco's certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the Delaware General Corporation Law. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by New Delaware Holdco's board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of New Delaware Holdco common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of New Delaware Holdco's affairs, holders of New Delaware Holdco common stock will be entitled to share ratably in New Delaware Holdco's assets in proportion to the shares of common stock held by then that are remaining after payment or provision for payment of all of New Delaware Holdco's debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

        New Delaware Holdco's certificate of incorporation authorizes New Delaware Holdco's board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 500,000,000 shares of preferred stock or, if the reverse stock split is approved, 50,000,000 shares. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Series A Senior Non-Voting Equity-Equivalent Preferred Stock

        Dividends and Distributions.    Generally, if New Delaware Holdco declares or pays a dividend or distribution on New Delaware Holdco common shares, whether such dividend or distribution is payable in cash, securities or other property, New Delaware Holdco will simultaneously declare and pay a dividend on the Series A senior non-voting equity-equivalent preferred stock on a pro rata basis with the common shares equal to 100 (referred to as the "Series A conversion ratio") multiplied by the aggregate per share amount of all such dividends declared or paid on the New Delaware Holdco common shares. If any dividend payable on the Series A senior non-voting equity-equivalent preferred shares is in arrears, New Delaware Holdco will be subject to restrictions on its ability to declare of pay dividends on or redeem or repurchase any stock ranking junior to the Series A senior non-voting equity-equivalent preferred stock or ranking on a parity with the Series A senior non-voting equity-equivalent preferred stock.

        Voting Rights.    The shares of Series A senior non-voting equity-equivalent preferred stock are non-voting.

        Conversion.    The Series A senior non-voting equity-equivalent preferred shares are convertible into New Delaware Holdco common shares at the option of the holder if (1) the holder is able to convert a portion of the Series A senior non-voting equity-equivalent preferred shares into common shares and as a result would not, together with affiliates, hold more than 50% of New Delaware Holdco's voting power and (2) at the request of such holder, New Delaware Holdco's board of directors (the "Board") approves such conversion (such approval not to be unreasonably withheld). In addition, Series A senior non-voting equity-equivalent preferred shares will convert automatically if the holder transfers such shares to a third party such that such third party would not, together with its affiliates, hold more than 50% of the Company's voting power upon receipt of such shares as voting securities.

        Initially, in connection with a conversion of Series A senior non-voting equity-equivalent preferred shares into common shares as described in the preceding paragraph, each share of New Delaware Holdco Series A preferred stock will be convertible into 100 common shares. If the reincorporation merger is not approved by the requisite number of New Delaware Holdco stockholders at the first special meeting of New Delaware Holdco stockholders held for such purpose, then from the date of such special meeting until the time at which the reincorporation merger is approved by the Company's stockholders, the ratio by which the Series A senior non-voting equity-equivalent preferred shares are convertible into common shares will be adjusted upwards such that, on an annualized basis, the adjustment results in the Series A senior non-voting equity-equivalent preferred shares being convertible into an additional number of common shares equal to 10% of the total number of common shares underlying all of the then-outstanding Series A senior non-voting equity-equivalent preferred shares (assuming all such Series A senior non-voting equity-equivalent preferred shares were then convertible into common shares). The adjustment to the foregoing conversion ratio will be calculated quarterly. In addition, for purposes of the adjustment to the foregoing conversion ratio, if the reincorporation merger is not approved, the reincorporation merger shall nonetheless be deemed to have been approved if the number of shares voting in favor exceeds (a) 66 2/3% minus (b)(x) 49.9% minus (y) the actual percentage of outstanding shares of common stock that are beneficially owned by the Legacy Sabine Investors and their affiliates that are voted to approve the reincorporation merger.

        Rights on Liquidation.    Upon any liquidation, dissolution or winding up of New Delaware Holdco, the holders of Series A senior non-voting equity-equivalent preferred stock at the time outstanding will be entitled to receive for each share of Series A senior non-voting equity-equivalent preferred stock, out of the net assets of the Corporation available for distribution to stockholders (subject to the rights of the holders of any stock of New Delaware Holdco then-outstanding ranking pari passu with the Series A senior non-voting equity-equivalent preferred stock in respect of distributions upon any such liquidation, dissolution or winding up and before any amount shall be paid or distributed with respect to holders of any stock of New Delaware Holdco then-outstanding ranking junior to the Series A senior non-voting equity-equivalent preferred stock in respect of distributions upon any such liquidation, dissolution or winding up), a liquidating distribution in an amount equal to the greater of (x) the amount equal to the sum of (A) $0.01 and (B) the amount of any accrued and unpaid dividends on such share of Series A senior non-voting equity-equivalent preferred stock through the date of such liquidating distribution or (y) (A) the series A conversion ratio multiplied by (B) the aggregate amount to be distributed per share to holders New Delaware Holdco common shares assuming all Series A senior non-voting equity-equivalent preferred shares had been converted to common shares at the conversion ratio of 100 common shares per one Series A senior non-voting equity-equivalent preferred share.

        Amendment.    The New Delaware Holdco certificate of incorporation may not be amended in any manner that would materially alter or change the powers, preferences or rights of the Series A senior non-voting equity-equivalent preferred stock (i) so as to affect them adversely, without the affirmative vote of holders of two-thirds of the outstanding Series A senior non-voting equity-equivalent preferred shares and (ii) so as to affect them favorably relative to the New Delaware Holdco common stock, without the affirmative vote of holders of a majority of the New Delaware Holdco common shares not held by holder of Series A senior non-voting equity-equivalent preferred shares.

Anti-Takeover Effects of Provisions of New Delaware Holdco's Certificate of Incorporation, New Delaware Holdco's Bylaws and Delaware Law

        Some provisions of Delaware law, New Delaware Holdco's certificate of incorporation and New Delaware Holdco's bylaws described below will contain provisions that could make acquisitions of New Delaware Holdco by means of a tender offer, a proxy contest or otherwise or removal of New Delaware Holdco's incumbent officers and directors more difficult. These provisions may also have the effect of preventing changes in New Delaware Holdco's management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in New Delaware Holdco's best interests, including transactions that might result in a premium over the market price for New Delaware Holdco common shares.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Delaware Holdco to first negotiate with New Delaware Holdco, on the belief that the benefits of increased protection and New Delaware Holdco's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure New Delaware Holdco outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

New Delaware Holdco's Certificate of Incorporation and Bylaws

        Provisions of New Delaware Holdco's certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in control or change in New Delaware Holdco's management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that New Delaware Holdco's stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of New Delaware Holdco common stock.

        Among other things, New Delaware Holdco's certificate of incorporation and bylaws will:

  •
  permit New Delaware Holdco's board of directors to issue up to 500,000,000 shares of preferred stock, or, if the reverse stock split is approved, 50,000,000 shares, with any rights, preferences and privileges as they may designate;

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  at any time after the Trigger Date:

  •
  provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may only be effected in writing in lieu of a meeting of such stockholders if holders of all outstanding common stock consent, subject to the rights of the holders of any series of preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of common stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted);

  •
  provide that New Delaware Holdco's amended and restated bylaws may only be amended by the affirmative vote of the holders of at least two-thirds of New Delaware Holdco's then-outstanding common stock (prior to such time, New Delaware Holdco's amended and restated bylaws may be amended by the affirmative vote of the holders of a majority of New Delaware Holdco's then-outstanding common stock); and

  •
  provide that special meetings of New Delaware Holdco's stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board or the board of directors (prior to the Trigger Date, a special meeting may also be called at the request of stockholders holding 25% of the then-outstanding shares of common stock);

  •
  provide for New Delaware Holdco's board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of New Delaware Holdco, because it could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors;

  •
  provide that New Delaware Holdco renounce any interest in the business opportunities of First Reserve and New Delaware Holdco's directors who are affiliated with First Reserve, other than directors employed by New Delaware Holdco, and that neither New Delaware Holdco's directors affiliated with First Reserve, other than directors employed by New Delaware Holdco, nor First Reserve, have any obligation to offer New Delaware Holdco those opportunities;

  •
  eliminate the personal liability of New Delaware Holdco's directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and indemnify New Delaware Holdco's directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice; and

  •
  not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose (though the Legacy Sabine Investors agreed to contractually limit certain of their voting rights with respect to the election of directors).

For additional information about these provisions, please see "Proposal No. 2—The Reincorporation Merger—Comparison of Rights of Sabine Stockholders Before and After the Reincorporation Merger."

Delaware Law

        New Delaware Holdco will not be subject to the provisions of Section 203 of the Delaware General Corporation Law, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any combination transaction with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  the transaction is approved by the board of directors before the date the interested stockholder attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or after such time the combination transaction is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

 BUSINESS AND PROPERTIES

General

        Sabine is an independent oil and natural gas company engaged in the acquisition, development, exploitation and exploration of oil, natural gas properties and natural gas liquids primarily in North America. Sabine was incorporated in New York in 1924, as the successor to a company formed in 1916, and has been a publicly held company since 1969.

        On December 16, 2014, pursuant to a series of transaction agreements, the Legacy Sabine Investors contributed the equity interests in Sabine O&G to Sabine (which was then known as "Forest Oil Corporation"). In exchange for this contribution, the Legacy Sabine Investors received shares of Sabine common stock and Sabine Series A preferred stock collectively representing approximately a 73.5% economic interest in Sabine and 40% of the total voting power in Sabine. Holders of Sabine common stock immediately prior to the closing of the Combination continued to hold their Sabine common stock following the closing, which immediately following the closing represented approximately a 26.5% economic interest in Sabine and 60% of the total voting power in Sabine.

        On December 19, 2014, the Company filed a certificate of amendment with the New York Secretary of State to change its name from "Forest Oil Corporation" to "Sabine Oil & Gas Corporation." Sabine's principal executive offices and corporate headquarters are located at 1415 Louisiana Street, Suite 1600, Houston, Texas 77002. Sabine's telephone number at that address is (832) 242-9600.

        Following the consummation of the transactions contemplated by this proxy statement/prospectus, Sabine, which will be a wholly owned subsidiary of New Delaware Holdco, will be renamed as "Sabine Oil & Gas Corporation (New York)".

Sabine O&G Properties

Overview

        The Sabine O&G Properties are focused in three core geographic areas:

  •
  East Texas, targeting the Cotton Valley Sand and Haynesville Shale formations;

  •
  South Texas, targeting the Eagle Ford Shale formation; and

  •
  North Texas, targeting the Granite Wash formation.

        From Sabine O&G's inception in 2007 through 2012, it was focused primarily in East Texas, where Sabine O&G completed multiple acquisitions and executed a development program to build an extensive inventory of Cotton Valley Sand and Haynesville Shale drilling locations. During 2012, Sabine O&G established its initial position in South Texas in the Eagle Ford Shale formation through two farm-out agreements with a major operator, establishing a footprint in the basin at an attractive upfront cost. Subsequently, Sabine O&G has completed three additional transactions and grassroots leasing in the Eagle Ford Shale. Sabine O&G's North Texas position was acquired from a privately-held company in December 2012 and is concentrated in the Granite Wash formation. In December 2013, Sabine O&G sold its interests in certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area. In 2014, Sabine O&G has purchased additional working interests in certain of its operated Granite Wash properties.

        Through Sabine O&G's drilling program and its acquisition activities, Sabine O&G grew production from approximately 32 MMcfe/d for the twelve months ended December 31, 2008, to approximately 211 MMcfe/d for the three months ended September 30, 2014, representing a compound annual growth rate ("CAGR") of 39%. During that same period, the percentage of Sabine O&G's production comprised of oil and natural gas liquids ("NGLs"), which are collectively referred to as "liquids" grew from approximately 12% of total production to approximately 36%.

        As of September 30, 2014, Sabine O&G held interests in approximately 126,600 gross (101,600 net) acres in East Texas, 41,700 gross (34,800 net) acres in South Texas and 51,700 gross (37,400 net) acres in North Texas. As of September 30, 2014, Sabine O&G was the operator on 97%, 99% and 99% of Sabine O&G's net acreage positions in East Texas, South Texas and North Texas, respectively.

        From Sabine O&G's formation through December 31, 2013, it had drilled over 194 total wells, including over 129 horizontal wells. Sabine O&G utilized drilling and completion expertise gained in its East Texas operations and extended that expertise to its South Texas operations where it reported an average initial 30-day production rate of approximately 2,400 Boe/d for the first eight wells in Sabine O&G's Sugarkane prospect and approximately 1,400 Boe/d for the first eight wells in Sabine O&G's South Shiner prospect.

        The hydrocarbon content of this inventory ranges from predominantly oil to entirely natural gas, providing significant optionality in our capital allocation to maximize returns in a wide variety of commodity price environments. Furthermore, the Sabine O&G Property acreage in the Haynesville Shale is approximately 95% held by production, which gives us flexibility to focus our drilling and completion capital program on the liquids-rich Eagle Ford Shale, Granite Wash and Cotton Valley Sand positions and defer development in the Haynesville Shale until commodity prices justify such development.

        The 2014 drilling and completion capital program associated with the Sabine O&G Properties was focused on projects that exhibit attractive economics and best continue to drive our growth in cash flow. Full year 2014 capital expenditures were estimated to total approximately $582 million, including approximately $528 million on drilling and completion activities and approximately $54 million on leasing and other activities. Drilling and completion expenditures included approximately $148 million for the development of proved undeveloped reserves and approximately $380 million for the development of unproved reserves. The drilling and completion expenditures for the development of proved undeveloped reserves in 2014 was reduced from figures incorporated in Sabine O&G's third party report as of December 31, 2013 in relation to 2014 development. Sabine O&G revised the near term development program to focus on areas in North Texas and East Texas where recent completions support greater economic results. Certain 2014 proved undeveloped projects are now expected to be developed in 2015; however, the revisions to the development program do not extend the development of any proved undeveloped reserves beyond five years from the date of initial booking and do not significantly impact the present value of estimated future cash flows.

        As of December 31, 2013, Sabine O&G had overall estimated proved reserves of 839.3 Bcfe, consisting of 596.0 Bcfe in East Texas, 182.6 Bcfe in South Texas and 60.7 Bcfe in North Texas. Approximately 56% of Sabine O&G's proved reserves were classified as proved developed, and 30% of

Sabine O&G's proved reserves were liquids. The following chart summarizes certain operating information of Sabine O&G's properties as of December 31, 2013:

				Estimated Net Proved Reserves
Area	Gross Acreage	Net Acreage	% Held By Production	Bcfe	Average WI/NRI	% Developed
East Texas(1)
Cotton Valley Sand	100,488	88,900	95%	514.3	76.5% / 60.3%	58.8%
Haynesville Shale	85,004	67,283	95%	81.7	75.4% / 58.6%	86.2%
South Texas
Sugarkane	2,631	2,387	90%	118.9	92.3% / 72.5%	34.8%
South Shiner	29,150	24,196	20%	53.6	57.1% / 44.1%	21.3%
North Shiner	10,263	7,261	31%	10.1	55.8% / 42.8%	30.2%
North Texas
Granite Wash	51,103	33,537	15%	60.7	51.3% / 39.7%	28.5%

(1)
Sabine O&G's acreage in East Texas excludes 81,060 gross and 71,291 net acres prospective for other formations. Furthermore, a significant portion of Sabine O&G's Haynesville Shale and Cotton Valley Sand acreage overlaps geographically, so such acreage is only counted once in Sabine O&G's East Texas acreage despite representing two distinct targets and development opportunities.

Sabine O&G's Acquisition History

        During 2011 through 2013, Sabine O&G successfully completed five significant acquisitions that, coupled with farm out agreements, established Sabine O&G's positions in the Eagle Ford Shale in South Texas and in the Granite Wash and Cleveland Sand areas in North Texas, and expanded Sabine O&G's positions in the Cotton Valley Sand and Haynesville Shale areas in East Texas. Sabine O&G's key acquisitions and development activities during such period were as follows:

  •
  In January and February 2011, Sabine O&G acquired, in two acquisitions, approximately an additional 21,000 net leasehold acres with then-current net production of approximately 3,900 Boe/d, further growing Sabine O&G's position in the Haynesville Shale.

  •
  In July and September 2011, Sabine O&G acquired, in two acquisitions, approximately an additional 37,000 net leasehold acres with then current production of approximately 5,800 Boe/d, to significantly consolidate Sabine O&G's acreage in the Cotton Valley Sand;

  •
  Sabine O&G established its initial position in the Eagle Ford Shale in South Texas in 2012 through a farm-out agreement, which obligated it to drill and complete two wells in the play to earn approximately 20,000 gross (15,500 net) acres.

  •
  Subsequently, Sabine O&G has grown its position in the Eagle Ford Shale to over 40,400 net acres as of the date of this filing, via four additional transactions and an active leasing campaign and continue to benefit from low-cost acreage earning potential through the execution of additional joint venture and farm-out agreements.

  •
  In December 2012, Sabine O&G acquired interests in over 60,000 net leasehold acres with then-current net production of approximately 6,500 Boe/d, which established Sabine O&G's position in the Granite Wash and Cleveland Sand in North Texas. Sabine O&G has since divested the Cleveland Sand assets.

Operating Regions Associated with the Sabine O&G Properties

  East Texas

        The East Texas portion of the Sabine O&G Properties is characterized by several productive horizons, such as the Cotton Valley Sand, Haynesville Shale, Haynesville Lime, Bossier Shale, Travis Peak and other formations. Currently, our primary operational focus in this area is directed at the Cotton Valley Sand and Haynesville Shale formations. We believe the Cotton Valley Sand formation is a well-understood play given its history of extensive vertical development, making it a predictable and repeatable development opportunity. Geologically, the Cotton Valley Sand formation is a thick, consolidated sand formation at depths ranging from approximately 7,800 feet to 10,800 feet, and has had over 400 horizontal wells drilled in the play in the Sabine O&G Properties' core operating area.

        Our other primary target in East Texas, the Haynesville Shale, lies approximately 1,500 feet below the Cotton Valley Sand formation. The Haynesville Shale is a Jurassic age reservoir, which is as much as 300 feet thick, is composed of organic-rich black shale and is found under much of the East Texas acreage position associated with the Sabine O&G Properties at depths ranging from approximately 11,000 feet to 12,000 feet. We believe this Haynesville Shale position represents a large gas resource, which is strategically positioned geographically to benefit from a growing foreign demand for domestic natural gas.

        The Sabine O&G Properties are primarily located in Harrison, Panola, Rusk and Shelby Counties with estimated proved reserves of 596.0 Bcfe as of December 31, 2013, of which 83% is gas and 63% is developed. As of December 31, 2013, the Sabine O&G Properties were producing from 822 wells in East Texas, and Sabine O&G operated 734, or 89%, of those wells. Average net daily production in East Texas from the Sabine O&G Properties for the three months ended December 31, 2013 was 123.64 MMcfe/d.

        Substantially all of the reserves in East Texas associated with the Sabine O&G Properties are located in the following geological formations:

  •
  Cotton Valley Sand—As of December 31, 2013, approximately 100,500 gross (89,000 net) acres of this East Texas position was prospective for the liquids-rich Cotton Valley Sand formation, 95% of which was held by production. As of December 31, 2013, the Sabine O&G Properties produced from 37 horizontal and 694 vertical wells in the Cotton Valley Sand, and Sabine O&G operated 655, or 90%, of those wells.

  •
  Haynesville Shale—As of December 31, 2013, approximately 85,000 gross (67,300 net) acres of Sabine O&G's East Texas position was prospective for the Haynesville Shale, 95% of which was held by production. As of December 31, 2013, Sabine O&G produced from 56 horizontal wells in the Haynesville Shale, and it operated 48, or 86%, of those wells. Sabine is currently executing on a program to complete eight previously drilled but uncompleted wells under a joint venture with a third party in 2014.

  South Texas

        The South Texas assets associated with the Sabine O&G Properties are primarily prospective for the Eagle Ford Shale formation. The Eagle Ford Shale play is experiencing significant growth due to attractive development economics driven by high liquids content. The first horizontal wells in the Eagle Ford Shale were drilled in 2008, and the play has become one of the largest unconventional oil producing plays in North America. The formation is characterized as having low geologic risks and repeatable drilling opportunities. Geologically, the Eagle Ford Shale is a thick, organic-rich, carbonaceous shale reservoir found at depths ranging from 4,000 feet to 13,000 feet, and in much of the deeper portions of the play is over-pressurized, enhancing well performance.

        In South Texas, as of December 31, 2013, the Sabine O&G Properties represented interests in approximately 42,000 gross (33,800 net) acres in DeWitt and Lavaca Counties prospective for the Eagle Ford Shale, approximately 27% of which was held by production. This area had estimated proved reserves of 182.6 Bcfe as of December 31, 2013, of which 60.1% was oil or NGLs and 30.6% was developed. As of December 31, 2013, the Sabine O&G Properties were producing from 22 wells in South Texas, and Sabine O&G operated 21, or 95%, of those wells. Average net daily production associated with the Sabine O&G Properties in South Texas for the three months ended December 31, 2013 was 58.87 MMcfe/d. Sabine O&G acquired its initial acreage in the Eagle Ford Shale in 2012 through a drill-to-earn joint venture with a major oil company. Subsequently, Sabine O&G has continued to grow the position via an active leasing program and four additional strategic transactions. We believe the Sabine O&G Properties' South Texas inventory has significant resource potential and exhibits attractive economics in the current commodity price environment. We continue to evaluate and pursue opportunities to grow this position within the guidelines of our strategic and financial objectives.

        Primary operations are in the following areas:

  •
  Sugarkane Area—As of December 31, 2013, the Sugarkane area was approximately 2,600 gross (2,400 net) acres, 90% of which was held-by-production. As of December 31, 2013, the Sabine O&G Properties were producing from 10 horizontal wells, nine of which it operates. The shape of this acreage block makes it well-suited for full field pad development, and we are the operator for all of the identified drilling locations.

  •
  South Shiner Area—As of December 31, 2013, the South Shiner area was approximately 29,200 gross (24,200 net) acres, 20% of which was held-by-production. As of December 31, 2013, the Sabine O&G Properties were producing from eight horizontal wells, all of which Sabine O&G operated.

  •
  North Shiner Area—As of December 31, 2013, the North Shiner area was approximately 10,300 gross (7,300 net) acres, 31% of which was held-by-production. As of December 31, 2013, the Sabine O&G Properties were producing from four horizontal wells, all of which Sabine O&G operated.

  North Texas

        The North Texas properties associated with the Sabine O&G Properties are located in the Anadarko Basin and it is actively targeting the Granite Wash play. The Anadarko Basin has a long history of vertical well development, with first commercial production in 1904, and modern horizontal development techniques have vastly improved recoveries. The Granite Wash is a series of stacked, silty-sandy deposits found at depths of 8,500 feet to 11,000 feet that were laid down throughout the Pennsylvanian era and into early Permian time, and is over 3,000 feet thick.

        In North Texas, as of December 31, 2013, Sabine O&G held rights to develop approximately 51,100 gross (33,500 net) acres primarily in Roberts County in Texas, approximately 15% of which was held by production. The North Texas acreage as of December 31, 2013 includes approximately 30,000 net acres that are subject to a continuous drilling clause which requires it to drill one gross well every 180 days to hold the entire 30,000 net acre position.

        This area has estimated proved reserves of 60.7 Bcfe as of December 31, 2013, of which 66% was oil or NGLs and 28.5% was developed. As of December 31, 2013, the Sabine O&G Properties were producing from 20 wells in North Texas, all of which Sabine O&G operated. Average net daily production in North Texas for the three months ended December 31, 2013 was 28.4 MMcfe/d. We continue to evaluate and pursue opportunities to grow this position on an opportunistic basis.

Old Forest Properties

        Old Forest's core operational areas consist of drilling projects that have exposure to oil, natural gas, and natural gas liquids. Old Forest's primary areas of focus in 2014 were in the Ark-La-Tex in East Texas and the Eagle Ford in South Texas.

Ark-La-Tex

        The acreage position associated with the Old Forest Properties consist of 234,000 gross (162,000 net) acres in the greater Ark-La-Tex. Approximately 78% of such acreage is held by production, of which 85% is operated by Old Forest. Old Forest believes that this asset base provides repeatable and predictable drilling and recompletion opportunities within multiple stacked-pay intervals, including the Cotton Valley, Haynesville, and other formations. Recent drilling activity has focused on the liquids-rich Cotton Valley and other formations in East Texas. During 2012, Old Forest changed its focus to target primarily liquids-rich drilling projects to take advantage of these higher-margin opportunities as a result of a decrease in natural gas prices. In 2013, Old Forest continued to primarily target the Cotton Valley formation and experienced relatively consistent and predictable results. Old Forest drilled a total of six wells in 2013 that had a 30-day average gross production rate of 8.7 MMcfe/d (40% liquids). During 2014, Old Forest targeted the Cotton Valley and its efforts focused on transitioning to multi-well pad drilling in certain areas to improve efficiency as Old Forest sought to reduce well costs.

Eagle Ford

        The acreage position associated with the Old Forest Properties consist of 48,000 gross (24,000 net) acres in the Eagle Ford. In April 2013, Old Forest announced a joint development agreement with an industry partner that allowed Old Forest to increase its pace of drilling activity during 2013 and implement technological refinements and enhancements. These enhancements involve ongoing micro-seismic and subsurface data analysis and reservoir studies that are being used to optimize well placement, lateral length, and fracture stimulation techniques and design. Old Forest is attempting to operate more efficiently through a combination of decreased drilling and completion time, the utilization of a more targeted completion design, and capitalizing on operational synergies associated with pad drilling. Drilling and completion costs for the wells drilled in 2014 have averaged approximately $4.5 million per gross well as compared to $6 million for the wells drilled in 2013.

Old Forest Acquisition and Divestiture Activities

        On November 17, 2014, Old Forest entered into an Agreement for Purchase and Sale of Assets with Camterra Resources Partners, Ltd ("Camterra"). Pursuant to the purchase and sale agreement, Old Forest agreed to sell to Camterra natural gas properties located in the Arkoma Basin (the "Arkoma Gas Assets") and various other related assets (together with the Arkoma Gas Assets, the "Arkoma Assets"). The transaction closed on December 15, 2014. The sales price of the Arkoma Assets was approximately $185 million, subject to customary adjustments to reflect an economic effective date of October 1, 2014. Old Forest received $9 million of the sales price as a deposit upon execution of the purchase and sale agreement and $175 million at closing.

        On October 1, 2014, Old Forest entered into, and closed on, an agreement to purchase approximately 7,700 net acres comprised of both undeveloped and producing properties, including three horizontal Cotton Valley wells, located in Rusk County in East Texas, for a purchase price of $20 million.

        In October 2013, Old Forest entered into an agreement to sell all of its oil and natural gas properties located in the Texas Panhandle for $1 billion in cash. This transaction closed in November 2013 and Old Forest has received proceeds of $985 million through June 2014, including $20 million received in May 2014, after customary purchase price adjustments and escrow account settlements.

        In August 2013, Old Forest entered into an agreement to sell a portion of its largely undeveloped acreage position located in Crockett County in the Permian Basin of West Texas. This transaction closed on September 10, 2013 and Old Forest received net cash proceeds of $31 million.

        In January 2013, Old Forest entered into an agreement to sell all of its oil and natural gas properties located in South Texas, excluding its Eagle Ford oil properties, for $325 million in cash. This transaction closed in February 2013 and Old Forest received proceeds of $321 million, after customary purchase price adjustments.

        In November 2012, Old Forest sold all of its oil and natural gas properties located in South Louisiana for net cash proceeds of $211 million. In October 2012, Old Forest sold the majority of its East Texas natural gas gathering assets for net cash proceeds of $29 million.

        In June 2011, Old Forest completed an initial public offering of approximately 18% of the common stock of Old Forest's then wholly-owned subsidiary, Lone Pine Resources Inc. ("Lone Pine"), which held Old Forest's ownership interests in its Canadian operations. On September 30, 2011, Old Forest distributed, or spun-off, its remaining 82% ownership in Lone Pine to Old Forest's stockholders, by means of a special stock dividend of Lone Pine common shares.

        In 2009, Old Forest sold oil and natural gas properties located in the Permian Basin in West Texas and New Mexico in three separate transactions for net proceeds of $908 million in cash.

Estimated Proved Reserves Associated with the Sabine O&G Properties

        The information with respect to estimated proved reserves of the Sabine O&G Properties as of December 31, 2013 presented below has been prepared by our independent petroleum engineering firm, Ryder Scott Company, L.P. ("Ryder Scott"), in accordance with rules and regulations of the SEC applicable to companies involved in oil and natural gas producing activities in effect at the applicable time. The report of Ryder Scott is dated January 24, 2014. The information with respect to the estimated proved reserves of the Sabine O&G Properties as of December 31, 2012 and 2011 presented below have been prepared by our independent petroleum engineering firm, Miller and Lents, Ltd. ("Miller and Lents"), in accordance with rules and regulations of the SEC applicable to companies involved in oil and natural gas producing activities in effect at the applicable time. The reports of Miller and Lents are dated February 21, 2013 and January 18, 2012. The reports of Ryder Scott and Miller and Lents were filed as Exhibits 99.2 and 99.3 to the Registration Statement of which this proxy statement/prospectus is a part. These proved reserve estimates as of December 31, 2012 and December 31, 2013 were prepared using the unweighted average of the historical first-day-of-the-month prices for the prior twelve months. It should not be assumed that the present value of future net revenues from proved reserves is the current market value of the Sabine O&G Properties' estimated reserves. Actual future prices and costs may differ materially from those used in the present value estimates.

        The following table sets forth information regarding the estimated present value of the Sabine O&G Properties' proved reserves, by region, for the periods indicated. The information in the table does not give any effect to or reflect commodity hedges. Although the SEC's new rules also permit the presentation of estimated "probable" or "possible" reserves, we have limited our presentation to estimated proved reserves.

	At December 31,
	2013(1)	2012(2)	2011(3)
	Proved reserves (Bcfe)	Proved reserves (Bcfe)	Proved reserves (Bcfe)
Operating area
East Texas	596.0	686.4	1,322.9
South Texas	182.6	107.5	—
North Texas	60.7	186.9	—
Other	—	—	38.5

Total	839.3	980.8	1,361.4

(1)
Data for December 31, 2013 is based on the unweighted average of the first-day-of-the-month (a) West Texas Intermediate posted prices for the prior 12 months of $96.78 per Bbl for oil and (b) Henry Hub spot market prices for the prior 12 months of $3.67 per MMbtu for natural gas.

(2)
Data for December 31, 2012 is based on the unweighted average of the first-day-of-the-month (a) West Texas Intermediate posted prices for the prior 12 months of $94.71 per Bbl for oil and (b) Henry Hub spot market prices for the prior 12 months of $2.76 per MMbtu for natural gas.

(3)
Data for December 31, 2011 is based on the unweighted average of the first-day-of-the-month (a) West Texas Intermediate posted prices for the prior 12 months of $96.19 per Bbl for oil and (b) Henry Hub spot market prices for the prior 12 months of $4.12 per MMbtu for natural gas.

        The following table sets forth additional information regarding estimated proved reserves of the Sabine O&G Properties at the dates indicated.

	At December 31,
	2013(1)	2012(2)	2011(3)
Estimated proved reserves:
Oil (MMBbl)	16.9	16.0	5.9
NGLs (MMBbl)	25.0	29.4	26.0
Natural gas (Bcf)	588.1	709.0	1,170.0
Total estimated proved reserves (Bcfe)	839.3	980.8	1,361.4
Proved developed producing reserves:
Oil (MMBbl)	5.5	3.4	1.8
NGLs (MMBbl)	11.0	8.9	8.7
Natural gas (Bcf)	348.3	322.9	398.4
Total proved developed producing reserves (Bcfe)	447.7	396.3	461.6
Proved developed non-producing:
Oil (MMBbl)	0.5	0.4	0.6
NGLs (MMBbl)	0.6	1.4	1.6
Natural gas (Bcf)	12.3	92.1	116.5
Total proved developed non-producing reserves (Bcfe)	18.4	102.9	129.8
Total proved undeveloped:
Oil (MMBbl)	10.9	12.2	3.5
NGLs (MMBbl)	13.4	19.1	15.7
Natural gas (Bcf)	227.5	293.8	655.1
Total proved undeveloped reserves (Bcfe)	373.2	481.5	770.0
Percent developed	55.5%	50.9%	43.4%

(1)
Data for December 31, 2013 is based on the unweighted average of the first-day-of-the-month (a) West Texas Intermediate posted prices for the prior 12 months of $96.78 per Bbl for oil and (b) Henry Hub spot market prices for the prior 12 months of $3.67 per MMbtu for natural gas.

(2)
Data for December 31, 2012 is based on the unweighted average of the first-day-of-the-month (a) West Texas Intermediate posted prices for the prior 12 months of $94.71 per Bbl for oil and (b) Henry Hub spot market prices for the prior 12 months of $2.76 per MMbtu for natural gas.

(3)
Data for December 31, 2011 is based on the unweighted average of the first-day-of-the-month (a) West Texas Intermediate posted prices for the prior 12 months of $96.19 per Bbl for oil and (b) Henry Hub spot market prices for the prior 12 months of $4.12 per MMbtu for natural gas.

  Controls and Qualifications of Technical Persons

        In accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and guidelines established by the SEC, Miller and Lents, independent reserve engineers, estimated 100% of proved reserve information associated with the Sabine O&G Properties as of December 31, 2011 and as of December 31, 2012, and Ryder Scott, independent reserve engineers, estimated 100% of the proved reserve information of the Sabine O&G Properties as of December 31, 2013. The technical persons responsible for preparing the reserves estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

        We maintain an internal staff of petroleum engineers and geoscience professionals who worked closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of the data used to calculate its proved reserves relating to its assets. Our internal technical team members met with our independent reserve engineers periodically during the period covered by the reserve report to discuss the assumptions and methods used in the proved reserve estimation process. We provide historical information to the independent reserve engineers for our properties such as ownership interest, oil and natural gas production, well test data, commodity prices and operating and development costs.

        The preparation of proved reserve estimates for the Sabine O&G Properties were completed in accordance with Sabine O&G's internal control procedures. These procedures, which are intended to ensure reliability of reserve estimations, include the following:

  •
  review and verification of historical production data, which data is based on actual production as reported by us;

  •
  preparation of reserve estimates by our Senior Vice President—Engineering and Development or under her direct supervision;

  •
  review by our Senior Vice President—Engineering of all of our reported proved reserves at the close of each quarter, including the review of all significant reserve changes and all new proved undeveloped reserves additions;

  •
  direct reporting responsibilities by our Senior Vice President—Engineering to our Chief Executive Officer; and

  •
  verification of property ownership by our land department.

        Cheryl R. Levesque, Senior Vice President, Asset Development, is the technical person primarily responsible for overseeing the preparation of our reserve estimates. Mrs. Levesque is a graduate of Texas Tech University with a Bachelor of Science degree in Petroleum Engineering and is a Registered Professional Engineer in Texas. Mrs. Levesque has 18 years of energy experience and Sabine O&G's geoscience staff has an average of more than 18 years of industry experience per person.

  Technology Used to Establish Proved Reserves

        Under the SEC rules, proved reserves are those quantities of oil and natural gas that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs, and under existing economic conditions, operating methods and government regulations. The term "reasonable certainty" implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proven effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

        To establish reasonable certainty with respect to our estimated proved reserves, our independent reserve engineers, Miller and Lents and Ryder Scott, employed technologies that have been demonstrated to yield results with consistency and repeatability. The technologies and economic data used in the estimation of our proved reserves include, but are not limited to, open hole logs, core analyses, geologic maps, available downhole and production data and seismic data. Reserves attributable to producing wells with sufficient production history were estimated using appropriate decline curves, material balance calculations or other performance relationships. Reserves attributable to producing wells with limited production history and for undeveloped locations were estimated using pore volume calculations and performance from analogous wells in the surrounding area and geologic data to assess the reservoir continuity. These wells were considered to be analogous based on production performance from the same formation and completion using similar techniques.

Proved Undeveloped Reserves (PUDs)

  Year Ended December 31, 2013

        As of December 31, 2013, proved undeveloped reserves associated with the Sabine O&G Properties totaled 11 MMBbls of oil, 13 MMBbls of NGLs and 228 Bcf of natural gas, for a total of 373 Bcfe. There were a total of 100 PUD's booked with 50, 27, 19 and 4 wells booked in the Eagle Ford, Cotton Valley Sand, Granite Wash and Haynesville Shale, respectively. This total represents less than two years of inventory at year-end rig count and is indicative of our conservative PUD booking methodology.

        Changes in PUDs that occurred during 2013 were primarily due to:

  •
  additions of 87,861 MMcfe attributable to extensions resulting from strategic drilling of wells by Sabine O&G to delineate Sabine O&G's acreage position;

  •
  the conversion of approximately 48,478 MMcfe attributable to PUDs into proved developed reserves;

  •
  negative revisions of approximately 82,089 MMcfe due to the reduction of booked Cotton Valley Sand inventory from 47 locations to 27 locations, or three years of drilling activity at Sabine O&G's current level of one rig;

  •
  positive revisions of approximately 35,675 MMcfe in PUDs due to a combination of adjustments in working interest, performance revisions and pricing; and

  •
  sales of reserves in place of 101,269 MMcfe.

        Costs incurred relating to the development of PUDs were approximately $112.3 million during the twelve months ended December 31, 2013.

        As of December 31, 2013, 2.2% of total proved reserves associated with the Sabine O&G Properties were classified as proved developed non-producing.

Productive Wells

        The principal Sabine O&G Properties consist of developed and undeveloped oil and natural gas leases in the operating areas described above and the reserves associated with these leases. Generally, developed oil and natural gas leases remain in force as long as production is maintained. Undeveloped oil and natural gas leaseholds are generally for a primary term of three to five years. In most cases, the terms of undeveloped leases associated with the Sabine O&G Properties can be extended by paying delay rentals or by producing oil and natural gas reserves that are discovered under those leases. The following table sets forth the number of productive wells in which Sabine O&G owned a working interest at December 31, 2013. Productive wells consist of producing wells identified as proved developed producing ("PDP") per the December 31, 2013 reserve report prepared by Ryder Scott. Gross wells are the total number of productive wells in which Sabine O&G has working interests, and net wells are the sum of Sabine O&G's fractional working interests owned in gross wells.

Approximately 58% of future net revenue associated with the Sabine O&G Properties is from natural gas while the remaining 42% is from oil and NGLs.

	Gross	Net
East Texas	822	621
South Texas	22	17
North Texas	20	9

Total	864	647

Drilling Activities

        The table below sets forth the results of drilling activities associated with the Sabine O&G Properties for the periods indicated. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation among the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce, or are capable of producing, commercial quantities of hydrocarbons, regardless of whether they produce a reasonable rate of return. Dry wells are those that prove to be incapable of producing hydrocarbons in sufficient quantities to justify completion.

	For the Year Ended December 31,
	2013		2012		2011
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells:
Productive(1)(2)	2.0	1.3	3.0	2.5	—	—
Dry	—	—	—	—	—	—

Total Exploratory	2.0	1.3	3.0	2.5	—	—

Development Wells:
Productive(1)(2)	43.0	30.8	7.0	7.0	21.0	21.0
Dry	1.0	0.4	—	—	—	—

Total Development	44.0	31.2	7.0	7.0	21.0	21.0

Total Wells:
Productive(1)(2)	45.0	32.1	10.0	9.5	21.0	21.0
Dry	1.0	0.4	—	—	—	—

Total	46.0	32.5	10.0	9.5	21.0	21.0

(1)
Although a well may be classified as productive upon completion, future changes in oil and natural gas prices, operating costs and production may result in the well becoming uneconomical, particularly exploratory wells where there is no production history.

(2)
As of September 30, 2014, Sabine O&G had completed 60 wells (44.69 net).

Developed and Undeveloped Acreage

        The Sabine O&G Properties include interests in developed and undeveloped oil and natural gas acreage in the regions set forth in the table below. Also set forth in the table below, is the percentage of acreage held by production ("HBP"). These interests generally take the form of working interests in oil and natural gas leases or licenses that have varying terms. The following table presents a summary of acreage interests associated with the Sabine O&G Properties as of December 31, 2013:

	Developed acreage		Undeveloped acreage		Total acreage		HBP
	Gross	Net	Gross	Net	Gross	Net	%
East Texas(1)	106,002	89,162	25,092	14,820	131,094	103,982	95%
South Texas	12,576	9,276	29,467	24,567	42,044	33,844	27%
North Texas	9,124	5,183	41,979	28,354	51,103	33,537	15%

Total Acreage	127,702	103,621	96,538	67,741	224,241	171,363	61%

(1)
The East Texas acreage excludes 81,060 gross and 71,291 net acres outside of the Haynesville Shale and Cotton Valley Sand, which is considered non-core acreage.

        The Sabine O&G Properties' inventory of undeveloped oil and natural gas leaseholds is comprised of three to five year term leases and leases that are held by production beyond their primary term. In most cases, the terms of the undeveloped leases can be extended by paying delay rentals or by producing oil and natural gas reserves that are discovered under those leases, however undeveloped acreage could expire subject to development requirements.

Undeveloped Acreage Expirations

        The following table sets forth the number of total net undeveloped acres as of December 31, 2013 that will expire in 2014, 2015, 2016 and 2017 unless production is established within the spacing units covering the acreage prior to the expiration dates or unless such leasehold rights are extended or renewed. Such acreage is not associated with proved undeveloped reserves.

	2014	2015	2016	2017
East Texas(1)	2,571	739	1,942	0
South Texas	5,016	6,914	3,860	0
North Texas	14,543	4,091	0	0

Total	22,130	11,744	5,802	0

(1)
The acreage expiration in East Texas excludes approximately 71,000 net acres prospective for other formations, all of which expire by the end of 2015.

Production, Revenues and Price History

        Oil and natural gas are commodities. The prices we receive for the oil, natural gas and NGLs we produce are largely a function of market supply and demand. We not committed to provide any material fixed or determinable quantities of oil or natural gas under any existing contracts or agreements. Demand is impacted by general economic conditions, weather and other seasonal conditions, including hurricanes and tropical storms. Over or under supply of oil or natural gas can result in substantial price volatility. Historically, commodity prices have been volatile and We expects that volatility to continue in the future. A substantial or extended decline in natural gas or oil prices or poor drilling results could have a material adverse effect on Sabine O&G's financial position, results of operations, cash flows, quantities of reserves that may be economically produced and its ability to access capital markets.

        The following table sets forth information regarding oil and natural gas production, revenues and realized prices and production costs for the years ended December 31, 2013, 2012 and 2011. For additional information on price calculations, see information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations of Sabine Oil & Gas Corporation."

	For the Years Ended December 31,
	2013	2012		2011
Oil, NGLs and natural gas sales by product (in thousands):
Oil	$132,513	$30,343		$15,462
NGL	59,772	36,957		36,272
Natural gas	161,938	110,122	(3)	149,687	(3)

Total	$354,223	$177,422	(3)	$201,421	(3)
Production data:
Oil (MBbl)	1,403.62	317.07		170.52
NGL (MBbl))	1,842.47	931.26		704.44
Natural gas (Bcf)	44.29	41.12		38.94
Combined (Bcfe)(1)	63.77	48.61		44.20
Average prices before effects of economic hedges(2):
Oil (per Bbl)	$94.41	$95.70		$90.68
NGL (per Bbl)	$32.44	$39.68		$51.49
Natural gas (per Mcf)	$3.66	$2.68	(3)	$3.84	(3)
Combined (per Mcfe)(1)	$5.55	$3.65	(3)	$4.56	(3)
Average realized prices after effects of economic hedges(2):
Oil (per Bbl)	$90.59	$95.79		$90.68
NGL (per Bbl)	$32.44	$39.68		$51.49
Natural gas (per Mcf)	$4.82	$5.23	(3)	$5.66	(3)
Combined (per Mcfe)(1)	$6.28	$5.81	(3)	$6.16	(3)
Average costs (per Mcfe)(1):
Lease operating expense s	$0.67	$0.84		$0.61
Workover expense	$0.03	$0.05		$0.07
Marketing, gathering, transportation and other	$0.28	$0.36	(3)	$0.37	(3)
Production and ad valorem taxes	$0.28	$0.09		$0.18
General and administrative expenses	$0.43	$0.44		$0.53
Depletion, depreciation and amortization	$2.15	$1.88	(3)	$1.71	(3)

(1)
Oil and NGL production was converted at 6 Mcf per Bbl to calculate combined production and per Mcfe amounts.

(2)
Average prices shown in the table reflect prices both before and after the effects of Sabine O&G's realized commodity derivative transactions. Sabine O&G's calculation of such effects includes realized gains or losses on cash settlements for commodity derivative transactions.

(3)
Revised for the effects of the restatement. Refer to Note 2 of Sabine O&G's consolidated financial statements located in this proxy statement/prospectus.

Estimated Proved Reserves Associated with the Old Forest Properties

        The following table summarizes estimated quantities of proved reserves associated with the Old Forest Properties as of December 31, 2013, all of which are located in the United States, based on the NYMEX Henry Hub ("HH") price of $3.67 per MMBtu for natural gas and the NYMEX West Texas Intermediate ("WTI") price of $97.33 per barrel for oil, each of which represents the unweighted arithmetic average of the first-day-of-the-month prices during the twelve-month period prior to December 31, 2013. See "—Preparation of Reserves Estimates Associated with the Old Forest Properties" below and Note 14 to the Consolidated Financial Statements for additional information regarding estimated proved reserves associated with the Old Forest Properties.

	Estimated Proved Reserves
	Natural Gas (MMcf)	Oil (MBbls)	Natural Gas Liquids (MBbls)	Total (MMcfe)(1)
Developed	336,342	6,151	6,855	414,378
Undeveloped	118,249	10,523	4,856	210,523

Total estimated proved reserves	454,591	16,674	11,711	624,901

(1)
Oil and natural gas liquids are converted to gas-equivalents using a conversion of six Mcf "equivalent" per barrel of oil or natural gas liquids. This conversion is based on energy equivalence and not price equivalence. For 2013, the average of the first-day-of-the-month natural gas price was $3.67 per Mcf, and the average of the first-day-of-the-month oil price was $97.33 per barrel. If a price-equivalent conversion based on these twelve-month average prices was used, the conversion factor would be approximately 27 Mcf per barrel of oil and approximately 10 Mcf per barrel of NGLs (based on the average of the first-day-of-the-month Mt. Belvieu pricing for NGLs in 2013).

        As of December 31, 2013, estimated proved reserves associated with the Old Forest Properties consisted of 625 Bcfe, a decrease of 54% compared to 1,363 Bcfe of estimated proved reserves at December 31, 2012. During 2013, Old Forest added 148 Bcfe of estimated proved reserves through extensions and discoveries primarily driven by its 2013 drilling activity in the Eagle Ford in South Texas and Cotton Valley in East Texas. These reserve additions were offset by property sales of 800 Bcfe and net negative revisions of 10 Bcfe. The net negative revisions of 10 Bcfe were comprised of (i) the reclassification of 41 Bcfe of proved undeveloped reserves ("PUDs") to probable undeveloped reserves for PUDs that are not expected to be developed five years from the time the reserves were initially disclosed, (ii) negative performance revisions of 9 Bcfe, and (iii) positive pricing revisions of 40 Bcfe.

        As of December 31, 2013, estimated proved undeveloped reserves associated with the Old Forest Properties consisted of 211 Bcfe, or 34% of estimated proved reserves, compared to 425 Bcfe, or 31% of estimated proved reserves as of December 31, 2012. The net decrease of 215 Bcfe was primarily due to property sales including 286 Bcfe of proved undeveloped reserves. During 2013, Old Forest invested $75 million to convert 22 Bcfe of its December 31, 2012 PUDs to proved developed reserves. The rate at which Old Forest convert PUDs to proved developed reserves has been negatively impacted in the last several years due to its transition away from developing natural gas reserves, many of which were reclassified to probable reserves in the last several years, and towards the development of oil reserves. In connection with this transition, Old Forest drilled a high percentage of non-proved locations in an effort to hold leases that would otherwise be lost if instead Old Forest were to drill proved undeveloped locations that are on leases already held by producing wells. This trend continued throughout 2013. As of December 31, 2013, Old Forest had no PUDs that had remained undeveloped for five years or more after they were initially disclosed as PUDs.

Preparation of Reserves Estimates Associated with the Old Forest Properties

        Reserves estimates associated with the Old Forest Properties included in this proxy statement/prospectus were prepared by Old Forest's internal staff of engineers with significant consultation with internal geologists and geophysicists. The reserves estimates are based on production performance and data acquired remotely or in wells, and are guided by petrophysical, geologic, geophysical, and reservoir engineering models. Access to the database housing reserves information was restricted to select individuals from Old Forest's engineering department. Moreover, new reserves estimates and significant changes to existing reserves were reviewed and approved by various levels of management, depending on their magnitude. Proved reserves estimates were reviewed and approved by the Senior Vice President, Corporate Engineering and Technology, and at least 80% of Old Forest's proved reserves, based on net present value, are audited by independent reserve engineers (see "—Independent Audit of Reserves Associated with the Old Forest Properties" below) prior to review by the Audit Committee. In connection with its review, the Audit Committee met privately with personnel from DeGolyer and MacNaughton, the independent petroleum engineering firm that audited Old Forest's reserves, to confirm that DeGolyer and MacNaughton had not identified any concerns or issues relating to the audit and maintained independence. In addition, Old Forest's internal audit department randomly selected a sample of new reserves estimates or changes made to existing reserves and tests to ensure that they were properly documented and approved.

        Old Forest's Senior Vice President, Corporate Engineering and Technology, who held this position since January 2013, has 36 years of experience in oil and gas exploration and production and received a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines. Prior to January 2013, he held positions of increasing responsibility at Old Forest since joining the company in 2001, including most recently Vice President, Corporate Engineering, a position in which he was also primarily responsible for overseeing the preparation of reserves estimates. Prior to joining Old Forest, he held various positions in reservoir engineering and corporate planning with Phillips Petroleum, Midcon Exploration, and Apache Corporation.

        Uncertainties are inherent in estimating quantities of proved reserves, including many factors beyond Old Forest's control. Reserve engineering is a subjective process of estimating subsurface accumulations of oil, natural gas liquids, and natural gas that cannot be measured in an exact manner, and the accuracy of any reserves estimate is a function of the quality of available data and its interpretation. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing, and production subsequent to the date of an estimate, as well as economic factors such as changes in product prices or development and production expenses, may require revision of such estimates. Accordingly, oil, natural gas liquids, and natural gas quantities ultimately recovered will vary from reserves estimates.

Independent Audit of Reserves associated with the Old Forest Properties

        Old Forest engaged independent reserve engineers to audit a substantial portion of the reserves associated with the Old Forest Properties. Old Forest's audit procedures historically required the independent engineers to prepare their own estimates of proved reserves for fields comprising at least 80% of the aggregate net present value, discounted at 10% per annum ("NPV"), of year-end proved reserves associated with the Old Forest Properties. The fields selected for audit also must have comprised at least 80% of Old Forest's fields based on the NPV of such fields and a minimum of 80% of the NPV added during the year through discoveries, extensions, and acquisitions. The procedures prohibited exclusions of any fields, or any part of a field that comprised part of the top 80%. The independent reserve engineers compared their own estimates to those prepared by Old Forest. Old Forest's audit guidelines required its internal estimates, which were used for financial reporting and disclosure purposes, to be within 5% of the independent reserve engineers' quantity estimates. The independent reserve audit was conducted based on reserve definition and cost and price parameters specified by the SEC.

        For the years ended December 31, 2013, 2012, and 2011, Old Forest engaged DeGolyer and MacNaughton, an independent petroleum engineering firm, to perform reserve audit services. For the year ended December 31, 2013, DeGolyer and MacNaughton independently audited estimates relating to properties constituting over 87% of the reserves associated with the Old Forest Properties by NPV as of December 31, 2013. When compared on a field-by-field basis, some of Old Forest's estimates of proved reserves associated with the Old Forest Properties were greater and some were less than the estimates prepared by DeGolyer and MacNaughton. However, in the aggregate, Old Forest's estimates of total proved reserves associated with the Old Forest Properties were within 3% of DeGolyer and MacNaughton's aggregate estimate of proved reserves quantities for the fields audited. The lead technical person at DeGolyer and MacNaughton primarily responsible for overseeing the audit of Old Forest's reserves received a Bachelor of Science degree in Petroleum Engineering from Texas A&M University, is a Registered Professional Engineer in the State of Texas, is a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists, and has 39 years of experience in oil and gas reservoir studies and reserves evaluations.

Drilling Activities

        The following table summarizes the number of wells drilled during 2013, 2012, and 2011 with respect to the Old Forest Properties, all of which are located in the United States, excluding any wells drilled under farmout agreements, royalty interest ownership, or any other wells in which Old Forest does not have a working interest. As of December 31, 2013, the Old Forest Properties included 9 gross (5 net) wells in progress, all of which are located in the United States. During 2013, a total of 93 gross (45 net) wells associated with the Old Forest Properties were drilled, of which 41 were classified as exploratory and 52 were classified as development.

	Year Ended December 31,
	2013		2012		2011
	Gross	Net	Gross	Net	Gross	Net
Development wells:
Productive(1)	52	23	106	49	101	44
Non-productive(2)	—	—	3	1	—	—

Total development wells	52	23	109	50	101	44

Exploratory wells:
Productive(1)	40	21	27	24	22	21
Non-productive(2)	1	1	3	3	4	3

Total exploratory wells	41	22	30	27	26	24

(1)
A well classified as productive does not always provide economic levels of production.

(2)
A non-productive well is a well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well; also known as a dry well (or dry hole).

Oil and Natural Gas Wells and Acreage

Productive Wells

        The following table summarizes productive wells associated with the Old Forest Properties as of December 31, 2013, all of which are located in the United States. Productive wells consist of producing wells and wells capable of production, including shut-in wells. A well bore with multiple completions is counted as only one well. As of December 31, 2013, the Old Forest Properties included ownership of interests in 40 gross wells containing multiple completions.

	Gross	Net
Natural Gas	1,432	1,001
Oil	93	68

Total	1,525	1,069

Acreage

        The following table summarizes developed and undeveloped acreage associated with the Old Forest Properties in which Old Forest owned a working interest or held an exploration license as of December 31, 2013. A substantial majority of developed acreage associated with the Old Forest Properties is subject to mortgage liens securing its bank credit facility. Acreage related to royalty, overriding royalty, and other similar interests is excluded from this summary, as well as acreage related to any options held by Old Forest to acquire additional leasehold interests. At December 31, 2013, approximately 36%, 30%, and 16% of net undeveloped acreage associated with the Old Forest Properties in the United States was held under leases that will expire in 2014, 2015, and 2016, respectively, if not extended by exploration or production activities.

	Developed Acreage		Undeveloped Acreage
	Gross	Net	Gross	Net
Location
United States(1)	239,089	159,927	189,999	121,008
South Africa(2)	—	—	1,235,500	657,286
Italy	—	—	107,043	86,507

Total	239,089	159,927	1,532,542	864,801

(1)
Concentrations of net acres in the United States as of December 31, 2013 include: 162,000 net acres in Ark-La-Tex in East Texas, Louisiana, and Arkansas; 24,500 net acres in Eagle Ford; and 63,500 net acres in Permian Basin in West Texas.

(2)
In December 2012, Old Forest entered into agreements to dispose of Old Forest's interests in the Block 2A Production Right and the Block 2C Exploration Right in South Africa. The abandonment of the Block 2C Exploration Right was completed in December 2013, with Old Forest receiving $9 million. The disposal of Old Forest's interest in the Block 2A Production Right is contingent upon the approval of the government of South Africa, which has not yet occurred. Upon the completion of this transaction, if it occurs, Old Forest will no longer hold any acreage in South Africa.

Production, Average Sales Prices, and Production Costs

        The following table reflects production, average sales price, and production cost information for the years ended December 31, 2013, 2012, and 2011 for continuing operations associated with the Old Forest Properties. All production associated with the Old Forest Properties occurred in the United

States for the years presented and the Old Forest Properties did not include any fields that individually contain 15% or more of its total estimated proved reserves.

	Year Ended December 31,
	2013	2012	2011
Liquids:
Oil and condensate:
Production volumes (MBbls)	2,271	3,146	2,491
Average sales price (per Bbl)	$96.30	$96.14	$96.22
Natural gas liquids:
Production volumes (MBbls)	2,521	3,489	3,154
Average sales price (per Bbl)	$29.79	$31.77	$42.91
Total liquids:
Production volumes (MBbls)	4,792	6,635	5,645
Average sales price (per Bbl)	$61.31	$62.29	$66.43
Natural Gas:
Production volumes (MMcf)	46,676	81,008	88,497
Average sales price (per Mcf)	$3.16	$2.37	$3.71
Total production volumes (MMcfe)(1)	75,428	120,818	122,367
Average sales price (per Mcfe)	$5.85	$5.01	$5.75
Production costs (per Mcfe):
Lease operating expenses	$1.02	$.89	$.81
Transportation and processing costs	.16	.12	.11

Production costs excluding production and property taxes (per Mcfe)	1.17	1.02	.92
Production and property taxes	.20	.28	.33

Total production costs (per Mcfe)	$1.37	$1.30	$1.25

(1)
Oil and natural gas liquids are converted to gas-equivalents using a conversion of six Mcf "equivalent" per barrel of oil or natural gas liquids. This conversion is based on energy equivalence and not price equivalence. For 2013, the average of the first-day-of-the-month natural gas price was $3.67 per Mcf, and the average of the first-day-of-the-month oil price was $97.33 per barrel. If a price-equivalent conversion based on these twelve-month average prices was used, the conversion factor would be approximately 27 Mcf per barrel of oil and approximately 10 Mcf per barrel of NGLs (based on the average of the first-day-of-the-month Mt. Belvieu pricing for NGLs in 2013).

Risk Management of Sabine O&G

        Sabine O&G has designed a risk management policy using derivative instruments in an attempt to provide partial protection against declines in oil and natural gas prices by reducing the risk of price volatility and the effect it could have on Sabine O&G's operations and its ability to finance its capital budget and operations. Sabine O&G's decision on the quantity and price at which it chooses to hedge its production is based on its view of existing and forecasted production volumes, budgeted drilling projects and current and future market conditions. While there are many different types of derivatives available, Sabine O&G typically uses oil and natural gas price collars and swap agreements to attempt to manage price risk more effectively. The collar agreements are put and call options used to establish floor and ceiling commodity prices for a fixed volume of production during a certain time period. Periodically, Sabine O&G may pay a fixed premium to increase the floor price above the existing market value at the time it enters into the arrangement. All collar agreements provide for payments to counterparties if the index price exceeds the ceiling and payments from the counterparties if the index price is below the floor. The price swaps call for payments to, or receipts from, counterparties based on whether the market price of oil and natural gas for the period is greater or less than the fixed price established for that period when the swap is put in place. Additionally, Sabine O&G has purchased natural gas puts and sold oil and natural gas calls. For the oil and natural gas calls, the counterparty has the option to purchase a set volume of the contracted commodity at a contracted price on a contracted date in the future. For the purchased and sold natural gas puts, the counterparty (sold) or Sabine (purchased) has the option to sell a contracted volume of the commodity at a contracted price on a contracted date in future.
        Sabine O&G enters into derivatives arrangements only with counterparties within the $750 million senior secured revolving credit facility with Wells Fargo as the administrative agent (as amended, the "Legacy Sabine O&G Credit Facility"). banking group that it believes are creditworthy, as these arrangements expose Sabine O&G to the risk of financial loss if Sabine O&G's counterparty is unable to satisfy its obligations. The Legacy Sabine O&G Credit Facility allows it to hedge up to 100% of current production for 24 months, 75% of current production for months 25 through 36, and 50% of current production for months 37 through 60. For this purpose, "current production" refers to Sabine O&G's latest monthly production total. For additional information on Sabine's hedging position, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Sabine Oil & Gas Corporation—Commodity Hedging Activities."

Competitive Conditions in the Business

        The oil and natural gas industry is highly competitive and Sabine competes with a substantial number of other companies that have greater financial and other resources than Sabine does. Many of these companies explore for, produce and market oil and natural gas, as well as carry on refining operations and market the resultant products on a worldwide basis. The primary areas in which Sabine encounters substantial competition are in locating and acquiring desirable leasehold acreage for its drilling and development operations, locating and acquiring attractive producing oil and natural gas properties, obtaining sufficient rig availability, obtaining purchasers and transporters of the oil and natural gas Sabine produces and hiring and retaining key employees. Sabine's larger competitors may be able to pay more for productive natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than Sabine's financial or human resources permit and may be able to expend greater resources to attract and maintain industry personnel. In addition, these companies may have a greater ability to continue exploration activities during periods of low natural gas market prices.

        There is also competition between oil and natural gas producers and other industries producing energy and fuel. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the governments of the United States and the jurisdictions in which Sabine operates. It is not possible to predict the nature of any such legislation or regulation which may ultimately be adopted or its effects upon Sabine's future operations. Such laws and regulations may substantially increase the costs of exploring for, developing or producing oil and natural gas and may prevent or delay the commencement or continuation of a given operation. Sabine's larger competitors may be able to absorb the burden of existing, and any changes to, federal, state and local laws and regulations more easily than it can, which would adversely affect Sabine's competitive position.

Marketing and Significant Customers

  Sabine O&G

        Sabine markets the majority of the natural gas production from properties it operates for both its account and the account of the other working interest owners in these properties.

        In East Texas, Sabine sells approximately half of its production under three to five year gathering and purchase contracts to a variety of midstream companies. The remainder of Sabine's production is sold under short-term contracts or spot gas purchase contracts ranging anywhere from one month to one year terms at competitive market prices. In East Texas, Sabine's oil is sold to one purchaser under a short-term contract which is month to month.

        In South Texas, Sabine sells its production under either short-term contracts or spot gas purchase contracts which are on a month to month term. In South Texas, Sabine's oil is sold to various purchasers under short-term contracts which are month to month.

        In North Texas, Sabine sells its production under a long-term contract, to one midstream company, through an acreage dedication. Sabine's oil is sold under a three year contract which allows it to offtake to a dedicated last unit.

        During the year ended December 31, 2013, purchases by three companies exceeded 10% of the total oil, NGLs and natural gas sales of the Company. Purchases by Eastex Crude Company, Enbridge Pipeline (East Texas) LP and CP Energy LLC accounted for approximately 19%, 16% and 11% of oil, NGLs and natural gas sales, respectively. During the year ended December 31, 2012, purchases by four companies exceeded 10% of the total oil, NGLs and natural gas sales of the Company. Purchases by Enbridge Pipeline (East Texas) LP, Shell Trading (US) Company, Texla Energy Management LLC and Eastex Crude Company accounted for approximately 17%, 14%, 13% and 12% of oil, NGLs and natural gas sales, respectively. The Company believes that the loss of any of the purchasers above would not result in a material adverse effect on its ability to competitively market future oil and natural gas production. During the year ended December 31, 2011, purchases by three companies exceeded 10% of the total oil, NGLs and natural gas sales of the Company. Purchases by Enbridge Pipeline (East Texas) LP, Texla Energy Management LLC and PVR Midstream LLC accounted for approximately 18%, 15% and 13% of oil, NGLs and natural gas sales, respectively.

  Old Forest

        Old Forest's natural gas production is generally sold on a month-to-month basis in the spot market, priced in reference to published indices. Old Forest's oil production is generally sold under short-term contracts at prices based upon refinery postings or NYMEX WTI monthly averages and is typically sold at the wellhead. Old Forest's natural gas liquids production is typically sold under term agreements at prices based on postings at large fractionation facilities. Old Forest believes that the loss of one or more of our current oil, natural gas, or natural gas liquids purchasers would not have a material adverse effect on its ability to sell its production, because any individual purchaser could be readily replaced by another purchaser, absent a broad market disruption. Old Forest had no material delivery commitments as of February 19, 2014.

Seasonality of Business

        Weather conditions affect the demand for, and prices of, oil and natural gas and can also delay drilling activities, disrupting Sabine's overall business plans. Demand for natural gas is typically higher in the fourth and first quarters resulting in higher natural gas prices. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of the results that may be realized on an annual basis.

Regulation of the Oil and Natural Gas Industry

        Sabine's operations are substantially affected by federal, state and local laws and regulations. In particular, natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which Sabine owns or operates producing oil and natural gas properties have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Sabine's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of crude natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

        Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Although Sabine believes it is in substantial compliance with all applicable laws and regulations, such laws and regulations are frequently amended or reinterpreted. Therefore, Sabine is unable to predict the future costs or impact of compliance. Additional proposals and proceedings that affect the natural gas industry are regularly considered by Congress, the states, the Federal Energy Regulatory Commission ("FERC"), and the courts. Sabine cannot predict when or whether any such proposals may become effective.

        Sabine believes that continued substantial compliance with existing requirements will not have a material adverse effect on Sabine's financial position, results of operations or cash flows. However, current regulatory requirements may change, currently unforeseen environmental incidents may occur, or past non-compliance with environmental laws or regulations may be discovered.

Regulation of Production

        The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which Sabine owns and operates properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of oil and natural gas that Sabine can produce from its wells and to limit the number of wells or the locations at which it can drill, although Sabine can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and NGLs within its jurisdiction.

        The failure to comply with these rules and regulations can result in substantial penalties. Sabine's competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect its operations.

Regulation of Transportation of Oil

        Sales of crude oil, condensation and NGLs are not currently regulated and are made at negotiated prices. Nevertheless, Congress could enact price controls in the future.

        Sabine's sales of crude oil are affected by the availability, terms and cost of transportation. The transportation of oil by common carrier pipelines is also subject to rate and access regulation. The FERC regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. In general, interstate oil pipeline rates must be cost-based, although settlement rates agreed to by all shippers are permitted and market-based rates may be permitted in certain circumstances. Effective January 1, 1995, the FERC implemented regulations establishing an indexing system (based on inflation) for transportation rates for oil pipelines that allows a pipeline to increase its rates annually up to a prescribed ceiling, without making a cost of service filing. Every five years, the FERC reviews the appropriateness of the index level in relation to changes in industry costs. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, Sabine believes that the regulation of oil transportation rates will not affect its operations in any way that is of material difference from those of its competitors who are similarly situated.

        Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all similarly situated shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is generally governed by prorationing provisions set forth in the pipelines' published tariffs. Accordingly, Sabine believes that access to oil pipeline transportation services generally will be available to it to the same extent as to its similarly situated competitors.

Regulation of Transportation and Sales of Natural Gas

        Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated by agencies of the U.S. federal government, primarily FERC. FERC regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that Sabine produces, as well as the revenues it receives for sales of its natural gas. Since 1985, FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. The open access policies implemented by FERC since the mid-1980s serve to enhance the competitive structure of the interstate natural gas pipeline industry and create a regulatory framework that puts natural gas sellers into direct contractual relations with natural gas buyers by, among other things, ensuring that the sale of natural gas is unbundled from the sale of transportation and storage services. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at market prices, Congress could reenact price controls in the future.

        Deregulation of wellhead natural gas sales began with the enactment of the Natural Gas Policy Act (the "NGPA") and culminated in adoption of the Natural Gas Wellhead Decontrol Act which removed controls affecting wellhead sales of natural gas effective January 1, 1993. The transportation and sale for resale of natural gas in interstate commerce is regulated primarily under the Natural Gas Act (the "NGA") and by regulations and orders promulgated under the NGA by FERC. In certain limited circumstances, intrastate transportation and wholesale sales of natural gas may also be affected directly or indirectly by laws enacted by Congress and by FERC regulations.

        Sabine cannot accurately predict how FERC's actions will impact competition in markets in which Sabine's natural gas is sold. Additional proposals and proceedings that might affect the natural gas industry are regularly pending before FERC and the courts, as the natural gas industry historically has been very heavily regulated. Therefore, Sabine cannot provide any assurance that any of the measures established by FERC will continue in effect or that they will not be materially altered, potentially on short notice. However, Sabine does not believe that any action taken will affect it in a way that materially differs from the way it affects other natural gas producers.

        The price at which Sabine sells natural gas is not currently subject to federal rate regulation and, for the most part, is not subject to state regulation. However, with regard to its physical sales of energy commodities, Sabine is required to observe anti-market manipulation laws and related regulations enforced by the FERC and/or the CFTC and the Federal Trade Commission (the "FTC"). Should Sabine violate the anti-market manipulation laws and regulations, it could also be subject to related third party damage claims by, among others, sellers, royalty owners and taxing authorities.

        Gathering services, which occur upstream of FERC jurisdictional transmission services, are regulated by the states onshore and in state waters. Although the FERC has set forth a general test for determining whether facilities perform a non-jurisdictional gathering function or a jurisdictional transmission function, the FERC's determinations as to the classification of facilities is done on a case by case basis. State regulation of natural gas gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

        Intrastate natural gas transportation and facilities are also subject to regulation by state regulatory agencies, and certain transportation services provided by intrastate pipelines are also regulated by FERC. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, Sabine believes that the regulation of similarly situated intrastate natural gas transportation in any states in which it operates and ships natural gas on an intrastate basis will not affect its operations in any way that is of material difference from those of its competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that Sabine produces, as well as the revenues it receives for sales of its natural gas.

Environmental Regulation

        Sabine's operations are subject to stringent federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment. Numerous governmental agencies, such as the EPA, issue regulations to implement and enforce these laws, which often require difficult and costly compliance measures. Failure to comply with these laws and regulations may result in the assessment of substantial administrative, civil and criminal penalties, as well as the issuance of injunctions limiting or prohibiting Sabine's activities. In addition, some laws and regulations relating to protection of the environment may, in certain circumstances, impose strict liability for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault on the part of that person. Adherence to these regulatory requirements increases Sabine's cost of doing business and consequently affects its profitability.

        Environmental regulatory programs typically regulate the permitting, construction and operations of a facility. Many factors, including public perception, can materially impact the ability to secure an environmental construction or operation permit. Once operational, enforcement measures can include significant civil penalties for regulatory violations regardless of intent. Under appropriate circumstances, an administrative agency can request a cease and desist order to terminate operations. New programs and changes in existing programs are anticipated, some of which include natural occurring radioactive materials, oil and natural gas exploration and production, waste management, and underground injection of waste material and the regulation of hydraulic fracturing. Environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a material adverse effect on Sabine's financial condition and results of operations.

        The following is a summary of the more significant existing environmental and occupational health and safety laws, as amended from time to time, to which Sabine's business operations are subject and for which compliance may have a material adverse impact on Sabine's capital expenditures, results of operations or financial position.

Hazardous Substances and Wastes

        The Resource Conservation and Recovery Act ("RCRA") and comparable state statutes and their implementing regulations, regulate the generation, storage, treatment, transportation, disposal and cleanup of hazardous and non-hazardous solid wastes. Under the auspices of the EPA, most states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of oil or natural gas, if properly handled, are exempt from regulation as hazardous waste under Subtitle C of RCRA. These wastes, instead, are regulated under RCRA's less stringent nonhazardous solid waste provisions, state laws or other federal laws. However, it is possible that certain oil and natural gas exploration, development and production wastes now classified as nonhazardous solid wastes could be classified as hazardous wastes in the future. A loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in Sabine's costs to manage and dispose of generated wastes, which could have a material adverse effect on Sabine's results of operations and financial position. In addition, in the course of Sabine's operations, it generates ordinary industrial wastes, such as paint wastes, waste solvents and waste oils that may become regulated as hazardous wastes if such wastes have hazardous characteristics.

        The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the Superfund law and comparable state laws impose liability, without regard to fault or legality of conduct, on classes of persons considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the current and past owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In addition, neighboring landowners and other third-parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Sabine generates materials in the course of its operations that may be regulated as hazardous substances.

        Sabine currently owns, leases, or operates numerous properties that have been used for oil and natural gas exploration and production activities for many years. Although Sabine believes that it has utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or petroleum hydrocarbons may have been released on, under or from the properties owned or leased by Sabine, or on, under or from other locations, including off-site locations, where such substances have been taken for recycling or disposal. In addition, some of Sabine's properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or petroleum hydrocarbons was not under Sabine's control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, Sabine could be required to undertake response or corrective measures, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial plugging or pit closure operations to prevent future contamination.

Water Discharges and Releases

        Sabine's operations are also subject to the Clean Water Act (the "CWA") and analogous state laws. The CWA and similar state acts regulate discharges of wastewater, oil, and other pollutants to surface water bodies, such as lakes, rivers, wetlands, and streams. Failure to obtain permits for such discharges could result in civil and criminal penalties, orders to cease such discharges, and costs to remediate and pay natural resources damages. In addition, spill prevention, control and countermeasure plan requirements imposed under the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. The CWA and analogous state laws also require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities, and also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by permit. Sabine believes that it will be able to obtain, or be included under, these permits, where necessary, and make minor modifications to existing facilities and operations that would not have a material effect on Sabine.

Hydraulic Fracturing

        Hydraulic fracturing is an essential and common practice in the oil and natural gas industry used to stimulate production of natural gas and/or oil from dense subsurface rock formations. Hydraulic fracturing involves using water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. Sabine engages third parties to provide hydraulic fracturing or other well stimulation services to it in connection with many of the wells for which Sabine is the operator. While hydraulic fracturing has historically been regulated by state oil and natural-gas commissions, the EPA has asserted federal regulatory authority over certain hydraulic-fracturing activities under the federal Safe Drinking Water Act ("SDWA") involving the use of diesel fuels and published permitting guidance in February 2014 addressing the performance of such activities using diesel fuels. Also, in May 2014, the EPA issued an Advanced Notice of Proposed Rulemaking seeking public comment on its intent to develop and issue regulations under the Toxic Substances Control Act regarding the disclosure of information related to the chemicals used in hydraulic fracturing. In addition, in May 2013, the federal Bureau of Land Management published a supplemental notice of proposed rulemaking governing hydraulic fracturing on federal and Indian lands that replaces a prior draft of proposed rulemaking issued by the agency in May 2012. The revised proposed rule would continue to require public disclosure of chemicals used in hydraulic fracturing on federal and Indian lands, confirmation that wells used in fracturing operations meet appropriate construction standards, and development of appropriate plans for managing flowback water that returns to the surface.

        There are also certain governmental reviews either underway or being proposed that focus on environmental aspects of hydraulic-fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic-fracturing practices. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with draft and final reports drawing conclusions about the potential impacts of hydraulic fracturing on drinking water resources expected to be available by late 2014 and 2016, respectively. Moreover, the EPA has announced that it will develop effluent limitations for the treatment and discharge of wastewater resulting from hydraulic fracturing activities by late 2014. Other governmental agencies, including the U.S. Department of Energy and the U.S. Department of the Interior, have evaluated or are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the federal SDWA or other regulatory mechanisms.

        In addition, the SDWA and the Underground Injection Control (the "UIC") program promulgated under the SDWA and state programs regulate the drilling and operation of salt water disposal wells. Sabine routinely uses such wells for the disposal of flowback and produced water resulting from its operations. EPA directly administers the UIC program in some states and in others it is delegated to the state for administering. Permits must be obtained before drilling salt water disposal wells, and casing integrity monitoring must be conducted periodically to ensure the casing is not leaking saltwater to groundwater. Contamination of groundwater by oil and natural gas drilling, production, and related operations may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

        Several states have adopted, or are considering adopting, regulations that could restrict or prohibit hydraulic fracturing in certain circumstances and/or require the disclosure of the composition of hydraulic fracturing fluids. For example, Texas requires oil and natural gas operators to publicly disclose the chemicals used in the hydraulic fracturing process. Regulations require that well operators disclose the list of chemical ingredients subject to the requirements of the Occupational Safety and Health Act, as amended ("OSHA") for disclosure on an internet website and also file the list of chemicals with the Texas Railroad Commission (the "TRC") with the well completion report. The total volume of water used to hydraulically fracture a well must also be disclosed to the public and filed with the TRC. Furthermore, in May 2013, the TRC issued a "well integrity rule," which updates the requirements for drilling, putting pipe down, and cementing wells. The rule also includes new testing and reporting requirements, such as (i) the requirement to submit cementing reports after well completion or after cessation of drilling, whichever is later, and (ii) the imposition of additional testing on wells less than 1,000 feet below usable groundwater. The "well integrity rule" took effect in January 2014. Sabine believes that it follows applicable standard industry practices and legal requirements for groundwater protection in its hydraulic fracturing activities. Nonetheless, if new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where Sabine operates, it could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

Air Emissions

        The federal Clean Air Act (the "CAA") and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed and continues to develop stringent regulations governing emissions of toxic air pollutants at specified sources. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations. Sabine's operations, or the operations of service companies engaged by it, may in certain circumstances and locations be subject to permits and restrictions under these statutes for emissions of air pollutants.

        Over the next several years, Sabine may be required to incur certain capital expenditures for air pollution control equipment or other air emissions related issues. For example, in January 2013, the EPA published revised regulations under the CAA to control emissions of hazardous air pollutants from existing stationary reciprocal internal combustion engines. The revised rule requires management practices for all covered engines and requires the installation of oxidation catalysts or non-selective catalytic reduction equipment on larger equipment at sites that are not deemed to be "remote" under the rule. Sabine's operations are in substantial compliance with the requirements of this rule.

        In addition, in August 2012, the EPA published final rules under the CAA that subject oil and natural gas production, processing, transmission and storage operations to regulation under the New Source Performance Standards and National Emission Standards for Hazardous Air Pollutants programs. With regards to production activities, these final rules require, among other things, the reduction of volatile organic compound emissions from three subcategories of fractured and refractured gas wells for which well completion operations are conducted: wildcat (exploratory) and delineation gas wells; low reservoir pressure non-wildcat and non-delineation gas wells; and all "other" fractured and refractured gas wells. All three subcategories of wells must route flow back emissions to a gathering line or be captured and combusted using a combustion device such as a flare. However, the "other" wells must use reduced emission completions, also known as "green completions," with or without combustion devices, after January 1, 2015. These regulations also establish specific new requirements regarding emissions from production-related wet seal and reciprocating compressors and from pneumatic controllers and storage vessels. The EPA published a rule in September 2013 extending the compliance date for controlling regulated emissions from certain storage vessels. Compliance with these requirements could increase Sabine's costs of development and production, which costs could be significant.

Climate Change Legislation and Greenhouse Gas Regulation

        In December 2009, the EPA published its findings that emissions of GHGs present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth's atmosphere and other climatic changes. Based on these findings, the EPA adopted regulations under existing provisions of the CAA that establish Prevention of Significant Deterioration ("PSD") and Title V permit reviews for GHG emissions from certain large stationary sources. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet "best available control technology" standards that will be established by the states or, in some cases, by the EPA on a case-by-case basis. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the United States, including, among others, certain oil and natural gas production facilities on an annual basis, which includes certain of Sabine's operations. In addition, as noted above, in August 2012, the EPA established new source performance standards for VOCs and sulfur dioxide and an air toxic standard for oil and natural gas production, transmission, and storage.

        While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. If Congress undertakes comprehensive tax reform in the coming year, it is possible that such reform may include a carbon tax, which could impose additional direct costs on operations and reduce demand for refined products. In any event, the Obama administration recently announced its Climate Action Plan, which, among other things, directs federal agencies to develop a strategy for the reduction of methane emissions, including emissions from the oil and natural gas agency. As part of the Climate Action Plan, the Obama Administration also announced that it intends to adopt additional regulations to reduce emissions of GHGs and to encourage greater use of low carbon technologies in the coming years. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact Sabine's business, any such future laws and regulations that require reporting of GHGs or otherwise limit emissions of GHGs from Sabine's equipment and operations could require Sabine to incur costs to monitor and report on GHG emissions or reduce emissions of GHGs associated with Sabine's operations, and such requirements also could adversely affect demand for the oil and natural gas that it produces. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on Sabine's financial condition and results of operations.

        Any laws or regulations that may be adopted to restrict or reduce emissions of greenhouse gases could require Sabine to incur additional operating costs, such as costs to purchase and operate emissions control systems, and additional compliance costs. Such laws and regulations could also result in reduced demand for oil and natural gas, decreasing the need for Sabine's services, which could result in an adverse effect on Sabine's financial condition and results of operations.

Threatened and Endangered Species

        Various state and federal statutes prohibit certain actions that adversely affect endangered or threatened species and their habitat, including migratory birds. The U.S. Fish and Wildlife Service ("FWS") may designate critical habitat and suitable habitat areas that it believes are necessary for survival of threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions to federal land use and private land use and could delay or prohibit land access or development. Moreover, as a result of a settlement approved by the U.S. District Court for the District of Columbia in September 2011, the FWS is required to make a determination on listing of more than 250 species as endangered or threatened under the Endangered Species Act ("ESA") by no later than completion of the agency's 2017 fiscal year. For example, in March 2014, FWS listed the lesser prairie chicken as a threatened species under the ESA. The designation of previously unprotected species as threatened or endangered in areas where underlying property operations are conducted could cause Sabine to incur increased costs arising from species protection measures or could result in limitations on Sabine's exploration and production activities that could have an adverse impact on Sabine's ability to develop and produce reserves.

OSHA

        Sabine is subject to the requirements of OSHA and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right-to- Know Act and comparable state statutes and any implementing regulations require that Sabine organizes and/or discloses information about hazardous materials used or produced in Sabine's operations and that this information be provided to employees, state and local governmental authorities and citizens. Sabine believes that it is in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Related Permits and Authorizations

        Many environmental laws require Sabine to obtain permits or other authorizations from state and/or federal agencies before initiating certain drilling, construction, production, operation, or other oil and natural gas activities, and to maintain these permits and compliance with their requirements for on-going operations. These permits are generally subject to protest, appeal, or litigation, which can in certain cases delay or halt projects and cease production or operation of wells, pipelines, and other operations.

Related Insurance

        Sabine maintains an insurance program designed to provide coverage for the Company's property and casualty exposures. Sabine's risk management program provides coverage types, limits, and deductibles commensurate with companies of comparable size and with similar risk profiles. As is common in the oil and natural gas industry, Sabine does not insure fully against all risks associated with its business either because such insurance is not available or because Sabine believes the premium costs are prohibitive. A loss not fully covered by insurance could have a materially adverse effect on Sabine's financial position and results of operations. There can be no assurance that the insurance coverage that Sabine maintains will be sufficient to cover every claim made against it in the future. As hydraulic fracturing is a key component of Sabine's operational strategy, Sabine maintains Claims Made Pollution Liability Insurance, which provides coverage for long-term gradual seepage pollution events. A loss in connection with Sabine's oil and natural gas operations could have a material adverse effect on Sabine's financial position and results of operations to the extent that the insurance coverage provided under Sabine's policies is inadequate to cover any such loss.

Employees

        As of December 31, 2013, Sabine O&G had 136 full-time employees. Sabine hires independent contractors on an as needed basis. Sabine has no collective bargaining agreements with its employees. Sabine believes that its employee relationships are satisfactory.

        As of December 31, 2013, Old Forest had 363 employees. As of September 30, 2014, Old Forest had 185 employees. None of Old Forest's employees is currently represented by a union for collective bargaining purposes.

Legal Proceedings

Sabine

        Sabine is party to lawsuits arising in the ordinary course of Sabine's business. Sabine cannot predict the outcome of any such lawsuits with certainty, but its management team does not expect the outcome of pending or threatened legal matters to have a material adverse impact on its financial condition.

Old Forest

        On March 26, 2014, the judge overseeing the lawsuit styled Augenbaum v. Lone Pine Resources Inc. et al., granted defendants' motion to dismiss, with prejudice, for failure to state a claim upon which relief may be granted. The original claim was brought on May 25, 2012, as a purported class action in the Supreme Court of the State of New York, New York County against Forest Oil Corporation, Lone Pine, certain of Lone Pine's current and former directors and officers (the "Individual Defendants"), and certain underwriters (the "Underwriter Defendants") of Lone Pine's initial public offering (the "IPO"), which was completed on June 1, 2011. The class action was subsequently removed to the United States District Court for the Southern District of New York. The complaint alleged that Lone Pine's registration statement and prospectus issued in connection with the IPO contained untrue statements of material fact or omitted to state material facts relating to forest fires that occurred in Northern Alberta in May 2011, the rupture of a third-party oil sales pipeline in Northern Alberta in April 2011, and the impact of those events on Lone Pine, that the alleged misstatements or omissions violated Section 11 of the Securities Act of 1933 (the "Securities Act"), and that Lone Pine, the Individual Defendants, and the Underwriter Defendants are liable for such violations. (The complaint was subsequently amended to drop the allegation regarding the forest fires.) The complaint further alleged that the Underwriter Defendants offered and sold Lone Pine's securities in violation of Section 12(a)(2) of the Securities Act, and the putative class members sought rescission of the securities purchased in the IPO that they continued to own and rescissionary damages for securities that they had sold. Finally, the complaint asserted a claim against Forest Oil Corporation under Section 15 of the Securities Act, alleging that Forest Oil Corporation was a "control person" of Lone Pine at the time of the IPO. The complaint alleged that the putative class, which purchased shares of Lone Pine's common stock pursuant and/or traceable to Lone Pine's registration statement and prospectus, was damaged when the value of the stock declined in August 2011. Lone Pine's obligation to indemnify Forest, the Individual Defendants, and the Underwriter Defendants, was extinguished in Lone Pine's bankruptcy proceedings. Plaintiffs appealed the decision on April 28, 2014, and briefing was completed on August 5, 2014, and appellate briefs have been submitted. A date for oral arguments has not yet been set.

        On November 11, 2013, Jefferson Parish and the State of Louisiana filed suit against Forest Oil Corporation and fourteen (14) other defendants, alleging that certain of defendants' oil and gas exploration, production, and transportation operations associated with the development of the Bay de Chene, Queen Bess Island, and Saturday Island oil and gas fields in Jefferson Parish, Louisiana were conducted in violation of Louisiana's State and Local Coastal Resources Management Act and its associated rules and regulations, and that these activities caused substantial damage to land and waterbodies located in the Jefferson Parish Coastal Zone. Forest tendered a claim for indemnity to Texas Petroleum Investment Company ("TPIC'), which TPIC rejected. Forest responded with a reservation of rights to indemnity from TPIC. The case was removed to federal court and is currently pending in the United States District Court for the Eastern District of Louisiana. The case has been on hold pending the court's decision regarding federal jurisdiction in a similar lawsuit. That lawsuit was recently remanded to Louisiana state court, so the parties have filed a motion to reopen this case and set a status conference. Plaintiffs seek unspecified monetary damages and restoration of the Jefferson Parish Coastal Zone to its original condition. This matter is in the very early stages of litigation.

        On November 8, 2013, Plaquemines Parish and the State of Louisiana filed suit against Forest Oil Corporation and seventeen (17) other defendants, alleging that certain of defendants' oil and gas exploration, production, and transportation operations associated with the development of the Bay Batiste, Grand Ecaille, Lake Washington, Manila Village, Manila Village Southeast, Saturday Island, and Saturday Island Southeast oil and gas fields in Plaquemines Parish, Louisiana were conducted in violation of Louisiana's State and Local Coastal Resources Management Act and its associated rules and regulations, and that these activities caused substantial damage to land and waterbodies in the Plaquemines Parish Coastal Zone. Forest tendered a claim for indemnity to Texas Petroleum Investment Company ("TPIC'), which TPIC rejected. Forest responded with a reservation of rights to indemnity from TPIC. The case was removed to federal court and is currently pending in the United States District Court for the Eastern District of Louisiana. A motion to remand is scheduled to be heard in early 2015. Plaintiffs seek unspecified monetary damages and restoration of the Plaquemines Parish Coastal Zone to its original condition. This matter is in the very early stages of litigation.

        On February 29, 2012, two members of a three-member arbitration panel reached a decision adverse to Forest Oil Corporation in the proceeding styled Forest Oil Corp., et al. v. El Rucio Land & Cattle Co., et al., which occurred in Harris County, Texas. The third member of the arbitration panel dissented. The proceeding was initiated in January 2005 and involves claims asserted by the landowner-claimant based on the diminution in value of its land and related damages allegedly resulting from operational and reclamation practices employed by Forest Oil Corporation in the 1970s, 1980s, and early 1990s. The arbitration decision awarded the claimant $23 million in damages and attorneys' fees and additional injunctive relief regarding future surface-use issues. On October 9, 2012, after vacating a portion of the decision imposing a future bonding requirement on Forest Oil Corporation, the trial court for the 55th Judicial District, in the District Court in Harris County, Texas, reduced the arbitration decision to a judgment. Forest Oil Corporation appealed the judgment to the Court of Appeals for the First District of the State of Texas. The judgment was affirmed on July 24, 2014. Forest Oil Corporation is now seeking a rehearing before the Court of Appeals and, failing that, will seek to have the judgment reversed at the Supreme Court for the State of Texas.

        We are a party to various other lawsuits, claims, and proceedings in the ordinary course of business. These proceedings are subject to uncertainties inherent in any litigation, and the outcome of these matters is inherently difficult to predict with any certainty. Forest Oil Corporation believes that the amount of any potential loss associated with these proceedings would not be material to Forest Oil Corporation's consolidated financial position; however, in the event of an unfavorable outcome, the potential loss could have an adverse effect on Forest Oil Corporation's results of operations and cash flow.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF SABINE OIL & GAS CORPORATION

        As discussed under "The Forest Oil Combination" below, on December 16, 2014, Sabine O&G and Old Forest completed the combination of their respective businesses. Because Sabine O&G was considered the accounting acquirer in the Combination under GAAP, Sabine O&G is also considered the accounting predecessor of Sabine Oil & Gas Corporation. Accordingly, the historical financial statements of Sabine Oil & Gas Corporation included in this proxy statement/prospectus, each of which cover periods prior to the completion of the Combination, reflect the assets, liabilities and operations of Sabine Oil & Gas LLC, the predecessor to Sabine Oil & Gas Corporation, and do not reflect the assets, liabilities and operations of Old Forest. In this section, "Sabine," "the Company," "we," "us" and "our" refer (i) with respect to the period from and after December 16, 2014, to the group of entities within the consolidated group of Sabine Oil & Gas Corporation, and (ii) with respect to the period prior to December 16, 2014, to the group of entities within the consolidated group of Sabine O&G, the predecessor, unless, in each case, otherwise indicated or the context otherwise requires.

        You should read the following discussion and analysis of the Company's financial condition and results of operations in conjunction with the financial statements and notes thereto, including the historical financial statements of Sabine and Forest and the pro forma financial information reflecting the effects of the Combination, included elsewhere in this proxy statement/prospectus.

        The following discussion contains "forward-looking statements" that reflect the Company's future plans, estimates, beliefs and expected performance. Sabine cautions that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. Some of the key factors which could cause actual results to vary from expectations include changes in natural gas and oil prices, the timing of planned capital expenditures, availability of acquisitions, uncertainties in estimating proved reserves and forecasting production results, operational factors affecting the commencement or maintenance of producing wells, the condition of the capital markets generally, as well as the Company's ability to access them and uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting Sabine's business, as well as those factors discussed below and elsewhere in this report, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. See "Cautionary Statement Regarding Forward-Looking Statements."

Overview

        Sabine is an independent oil and natural gas company engaged in the acquisition, development, exploitation and exploration of oil and natural gas properties onshore in the United States. The Company's operations are focused into three core geographic areas:

  •
  East Texas and Louisiana, targeting the Cotton Valley Sand and Haynesville Shale formations;

  •
  South Texas region, targeting the Eagle Ford Shale formation; and

  •
  North Texas region, targeting the Granite Wash formation.

        Sabine, formerly known as Forest Oil Corporation, was incorporated in New York in 1924, as the successor to a company formed in 1916, and has been a publicly held company since 1969.

        As of September 30, 2014, Sabine O&G held interests in approximately 126,600 gross (101,600 net) acres in East Texas, 41,700 gross (34,800 net) acres in South Texas and 51,700 gross (37,400 net) in North Texas. Sabine is the operator on 99%, 97% and 99% of the Company's net acreage positions in South Texas, East Texas and North Texas, respectively. Sabine management has not yet completed its estimates for the combined company as of December 31, 2014. Sabine expects to focus operations in the exploration and production segment of the energy industry in the United States. The Company's gathering and processing assets are primarily dedicated to supporting the natural gas volumes the Company produces and does not generate any material amounts of revenue. Sabine's ability to develop and produce current reserves and add additional reserves is driven by several factors, including:

  •
  success in the drilling of new wells;

  •
  commodity prices;

  •
  the availability of attractive acquisition opportunities and the ability to execute them;

  •
  the activities and elections of third parties under the Company's joint development agreements;

  •
  the availability of capital and the amount the Company invests in the leasing and development of properties and the drilling of wells;

  •
  facility or equipment availability and unexpected delays or downtime, including delays imposed by or resulting from compliance with regulatory requirements; and

  •
  the rate at which production volumes naturally decline.

The Forest Oil Combination

        On December 16, 2014, the Legacy Sabine Investors contributed the equity interests in Sabine O&G to Sabine Oil & Gas Corporation, which was then known as "Forest Oil Corporation." In exchange for this contribution, the Legacy Sabine Investors received shares of Sabine common stock and Sabine Series A preferred stock, collectively representing approximately a 73.5% economic interest in Sabine and 40% of the total voting power in Sabine. Immediately following the contribution, Sabine O&G and related holding companies merged into Forest Oil Corporation, with Forest Oil Corporation surviving the mergers. Holders of Sabine common stock immediately prior to the closing of the Combination continued to hold their Sabine common stock following the closing, which immediately following the closing represented approximately a 26.5% economic interest in Sabine and 60% of the total voting power in Sabine. On December 19, Forest Oil Corporation changed its name to "Sabine Oil & Gas Corporation." In connection with the completion of the Combination, the members of the executive management team of Sabine O&G were appointed as the executive management team of Sabine, and the members of the former executive management team of Old Forest resigned or were removed from their positions.

        Sabine O&G is considered the predecessor of Sabine or acquirer of Forest, and, accordingly, the historical financial statements and results of operations of Sabine for periods prior to the completion of the Combination are those of Sabine O&G, as the predecessor. In the future, the combined assets and operations reported on as Sabine Oil & Gas Corporation for the year ending December 31, 2014 will include the historical financial statements of Sabine O&G, with the combined operating results of Forest consolidated therein from the closing date of December 16, 2014 and thereafter. The underlying Forest assets acquired and liabilities assumed by Sabine were based on their respective fair market values with any excess purchase price allocated to goodwill.

        Prior to the Combination, Sabine O&G was a privately-held company and Old Forest's common stock was listed on the New York Stock Exchange. Following the Combination, Sabine's common stock trades on the OTCQB.

Overview of Sabine O&G

        From inception in 2007 through 2012, Sabine O&G was focused primarily in East Texas, where it completed multiple acquisitions and executed a development program to build an extensive inventory of Cotton Valley Sand and Haynesville Shale drilling locations. During 2012, Sabine O&G established its initial position in South Texas in the Eagle Ford Shale formation through two farm-out agreements with a major operator, establishing a footprint in the basin at an attractive upfront cost. Subsequently, Sabine O&G completed three additional transactions and grassroots leasing in the Eagle Ford Shale. Sabine O&G's North Texas position was acquired from a privately-held company in December 2012 and is concentrated in the Granite Wash formation. In 2014, Sabine O&G purchased additional working interests in certain of its operated Granite Wash properties.

Other Recent Events

Arkoma Basin Disposition

        On December 15, 2014, prior to the completion of the Combination, Old Forest closed on an agreement to sell its natural gas properties located in the Arkoma Basin for after-tax cash proceeds of approximately $185 million. The sale had an economic effective date of October 1, 2014. The properties produced 22 MMcfe/d (100% natural gas) during the third quarter of 2014, had estimated proved reserves of 159 Bcfe (100% natural gas) as of December 31, 2013, and generated approximately $23 million of lease-level income during the prior twelve months ended September 30, 2014 (when NYMEX Henry Hub pricing averaged $4,27 per Mcf).

Combination-Related Financing Agreements and Amendments

        In connection with the completion of the Combination and related transactions, including the merger of Sabine O&G with and into Sabine (which was then known as "Forest Oil Corporation"), Old Forest and Sabine O&G entered into a series of amendments with respect to certain of each company's historical debt agreements. As a result of these agreements and amendments, Sabine is a party to an amended and restated credit agreement with terms described below, the prior revolving credit agreements of Old Forest and Sabine O&G were refinanced with proceeds therefrom, Sabine borrowed an incremental $50 million pursuant to an amendment to Sabine O&G's term loan agreement and the remaining long-term debt of Old Forest and Sabine O&G remained in place as obligations of Sabine.

  New Revolving Credit Agreement

        On December 16, 2014, Sabine amended and restated the Amended and Restated First Lien Credit Agreement, dated as of April 28, 2009, maturing on April 7, 2016, by and among Sabine O&G, Wells Fargo Bank, National Association, as administrative agent, and the lenders and other parties party thereto with the Second Amended and Restated Credit Agreement (the "New Revolving Credit Agreement"). The New Revolving Credit Agreement provides for a $2 billion revolving credit facility, with an initial borrowing base of $1 billion. The New Revolving Credit Agreement includes a sub-limit permitting up to $100 million of letters of credit.

        The borrowing base is subject to redeterminations by the lenders semi-annually, each April 1 and October 1, beginning April 1, 2015 or such later time as Sabine may agree upon request of the administrative agent, or as the majority lenders may agree upon the request of Sabine. Sabine and, after the first scheduled redetermination, the lenders may each request two unscheduled borrowing base redeterminations during any 12-month period. The borrowing base under the New Revolving Credit Agreement could increase or decrease in connection with a redetermination with increases being subject to the approval of all lenders and decreases (and redeterminations maintaining the borrowing base) being subject to the approval of two-thirds of the lenders as measured by exposure. The borrowing base is also subject to reduction as a result of certain issuances of additional debt, certain asset sales, cancellation of certain hedging positions or lack of sufficient title information. A reduction of the borrowing base would require us to repay outstanding exposure under the New Revolving Credit Agreement in excess of the new borrowing base.

        On December 16, 2014, Sabine borrowed $750.8 million under the New Revolving Credit Agreement, which was used to, among other things, to refinance borrowings under the prior revolving credit agreements of Old Forest and Sabine O&G and to fund costs and expenses in connection with the transactions.

        Loans under the New Revolving Credit Agreement bear interest at our option at either:

  •
  the sum of (1) the Alternate Base Rate, which is defined as the highest of (a) Wells Fargo Bank, National Association's prime rate; (b) the federal funds effective rate plus 0.50%; or (c) the Eurodollar Rate (as defined in the New Revolving Credit Agreement) for a one-month interest period plus 1% and (2) a margin varying from 0.50% to 1.50% depending on our most recent borrowing base utilization percentage; or

  •
  the Eurodollar Rate plus a margin varying from 1.50% to 2.50% depending on our most recent borrowing base utilization percentage.

        The unused portion of the New Revolving Credit Agreement is subject to a commitment fee ranging from 0.375% to 0.50% per annum depending on our most recent borrowing base utilization percentage.

        The New Revolving Credit Agreement also provides for certain representations and warranties, events of default, affirmative covenants and negative covenants customary for transactions of this type, including a financial maintenance covenant in the form of a first lien secured leverage ratio not to exceed 3.0 to 1.0. The New Revolving Credit Agreement provides that that all obligations thereunder as well as certain swap and cash management obligations will, subject to certain terms and exceptions, be jointly and severally guaranteed by the guarantors described therein.

        The New Revolving Credit Agreement provides that all such obligations and the guarantees will be secured by a lien on at least 80% of the PV-9 of the borrowing base properties evaluated in the most recent reserve report delivered to the administrative agent and a pledge of all of the capital stock of Forest's restricted subsidiaries, subject to certain customary grace periods and exceptions. The New Revolving Credit Agreement matures on the earlier of (1) the date that is the fifth anniversary of the closing date and (2) the date that is 91 days prior to the maturity date of the Second Lien Credit Agreement (as defined below), if it is in existence at such time, and is subject to terms of the Intercreditor Agreement.

  Second Lien Credit Agreement Amendment

        In connection with the consummation of the Combination, on December 16, 2014, Sabine O&G, entered into Amendment No. 2 to the Credit Agreement (the "Second Amendment"), among Sabine O&G, Bank of America, N.A., as administrative Agent and the incremental term lenders party thereto.

        The Second Amendment amends the Second Lien Credit Agreement, dated as of December 14, 2012 (as amended by Amendment No. 1 to the Credit Agreement, dated as of January 23, 2013, and the Second Amendment, the "Second Lien Credit Agreement") among Sabine O&G, Bank of America, N.A., as administrative agent, the lenders party thereto and the other parties thereto to provide for $50,000,000 of incremental term loans (the "Incremental Term Loans"). The Incremental Term Loans are fungible with the existing $650,000,000 of second lien loans under the Second Lien Credit Agreement, including with respect to interest and, in the case of eurodollar borrowings, they bear interest at the Adjusted Eurodollar Rate (as defined in the Second Lien Credit Agreement) plus 7.50%, with an interest rate floor of 1.25%, and, in the case of alternate base rate borrowings, they bear interest at the Alternate Base Rate (as defined in the Second Lien Credit Agreement) plus 6.50%, with an interest rate floor of 2.25%.

  Second Lien Credit Agreement Assumption Agreement

        In connection with the consummation of the Combination, Sabine entered into the Assumption Agreement, dated as of December 16, 2014 (the "Assumption Agreement"). Pursuant to the Assumption Agreement, Sabine has unconditionally assumed all of the obligations of the "Borrower" under the Second Lien Credit Agreement.

  Legacy Forest Supplemental Indentures

        In connection with the consummation of the Combination, Sabine entered into that certain (a) First Supplemental Indenture (the "2019 Legacy Forest Supplemental Indenture") to the 2019 Legacy Forest Indenture, by and among Forest, Sabine East Texas Basin LLC, Sabine Oil & Gas Finance Corporation, Sabine Williston Basin LLC, Sabine Bear Paw Basin LLC, Redrock Drilling, LLC, Sabine South Texas LLC, Giant Gas Gathering LLC, Sabine Mid-Continent Gathering LLC, Sabine South Texas Gathering LLC and Sabine Mid-Continent LLC (collectively, the "New Guarantors"), and U.S. Bank National Association, as trustee (the "Trustee"), relating to the 2019 Legacy Forest Notes and (b) First Supplemental Indenture (the "2020 Legacy Forest Supplemental Indenture" and, together with the 2019 Legacy Forest Supplemental Indenture, the "Legacy Forest Supplemental Indentures") to the 2020 Legacy Forest Indenture, by and among Sabine, the New Guarantors and the Trustee, relating to the 2020 Legacy Forest Notes. Pursuant to the Forest Supplemental Indentures, the New Guarantors have unconditionally guaranteed all of Sabine's obligations under the Legacy Forest Indentures providing for the issuance of the Legacy Forest Notes.

  Legacy Sabine O&G Supplemental Indentures

        In connection with the consummation of the merger, Sabine entered into the Fifth Supplemental Indenture, dated as of December 16, 2014 (the "Sabine Supplemental Indenture"), among Sabine Oil & Gas Corporation (f/k/a Forest Oil Corporation)(the "Successor Issuer"), Sabine Oil & Gas LLC (f/k/a NFR Energy LLC) (the "Original Issuer"), Sabine Oil & Gas Finance Corporation (f/k/a NFR Energy Finance Corporation) (together with the Original Issuer, the "Original Issuers") and The Bank of New York Mellon Trust Company, N.A, as trustee.

        Pursuant to the Legacy Sabine O&G Supplemental Indenture, the Successor Issuer has unconditionally assumed all of the obligations of the Original Issuer under the Legacy Sabine O&G Indenture providing for the issuance of the Legacy Sabine O&G Notes. On February 12, 2010, the Original Issuers co-issued $200.0 million of the Legacy Sabine O&G Notes at 98.73% and on April 14, 2010, the Original Issuers issued an additional $150.0 million of the Legacy Sabine O&G Notes at 98.75%.

Source of Revenues

        The Company derives substantially all of its revenue from the sale of oil, NGLs and natural gas that are produced from the Company's interests in properties located onshore in the United States. Oil and natural gas prices are inherently volatile and are influenced by many factors outside of the Company's control. To achieve more predictable cash flows and to reduce exposure to downward price fluctuations, Sabine uses derivative instruments to hedge future sales prices on a significant portion of oil and natural gas production. Sabine currently uses a combination of fixed price oil and natural gas swaps and options for which the Company receives a fixed price (via either swap price, floor of collar or put price) for future production in exchange for a payment of the variable market price received at the time future production is sold. See "—Commodity Hedging Activities" below for more information regarding the Company's economic hedge positions.

Principal Components of Cost Structure

        Lease operating, workover, marketing, gathering, transportation and other.    These are costs incurred to produce oil and natural gas and deliver the volumes to the market, together with the costs incurred to maintain producing properties, such as maintenance and repairs. These costs, which have both a fixed and variable component, are primarily a function of volume of oil and natural gas produced from currently producing wells and incrementally from new production from drilling and completion activities.

        Production and ad valorem taxes.    Production taxes are paid on produced oil and natural gas primarily based on the wellhead value of production. The applicable rates vary across the areas in which the Company operates. As the proportion of production changes from area to area, production tax rates will vary depending on the quantities produced from each area and the applicable production tax rates then in effect. Ad valorem taxes are typically computed on the basis of a property valuation as determined by certain state and local taxing authorities and will vary annually based on commodity price fluctuations.

        General and administrative.    This cost includes all overhead associated with the Company's business activities. Included costs are: payroll and benefits for corporate staff, costs of maintaining the Company's headquarters, audit, tax, legal and other professional and consulting fees, insurance and other costs necessary in the management of the Company's production and development operations.

        As a full cost method of accounting company, Sabine capitalizes general and administrative expenses that are directly attributable to oil and natural gas activities. The Company capitalized $7.5 million and $4.7 million for the nine months ended September 30, 2014 and 2013, respectively.

        Depletion, depreciation and amortization.    This primarily includes the systematic expensing of the capitalized costs incurred to acquire and develop oil and natural gas. As a full cost company, Sabine capitalizes all costs associated with acquisition, development and related efforts and depletes these costs using the units-of-production method.

        Impairments.    Sabine evaluates the impairment of proved oil and natural gas properties on a full cost basis. Property impairment charges result from application of the ceiling test under the full cost accounting rules, which the Company is required to calculate on a quarterly basis. The ceiling test requires that a non-cash impairment charge be taken to reduce the carrying value of oil and natural gas properties if the carrying value exceeds a defined cost-center ceiling. Because current commodity prices, and related calculations of the discounted present value of reserves, are significant factors in the full cost ceiling test, impairment charges may result from declines in oil, NGLs and natural gas prices. For the three and nine months ended September 30, 2014 and 2013, Sabine recorded no non-cash impairment charge as a result of full cost ceiling limitation. The Company could have a reduction in asset carrying value for oil and natural gas properties if the average of the unweighted first day of the month oil and natural gas prices for the prior twelve month periods declines. Sabine also assesses the Company's unproved oil and natural gas properties for impairment by comparing the unproved properties carrying value to their fair value and recording reclassifications to the full cost pool as necessary.

        The Company evaluates gas gathering and processing equipment for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the second quarter of 2014, the Company recorded impairment charges for gas gathering and processing equipment of $1.7 million based on expected present value and estimated future cash flows using current volume throughput and pricing assumptions. No impairment charge for gas gathering and processing equipment was recorded in the nine months ended September 30, 2013.

        Interest.    During the periods presented, Sabine has historically financed a portion of the Company's working capital requirements and acquisitions with borrowings under Sabine's senior secured revolving credit facility and second lien term loan agreement. As a result, the Company incurred interest expense that was affected by the level of drilling, completion and acquisition activities, as well as fluctuations in interest rates and the Company's financing decisions. Sabine also incurred interest expense on the Legacy Sabine O&G Notes. As described under "—Other Recent Events—Combination-Related Financing Agreements and Amendments," in connection with the Combination, for periods following the Combination, Sabine will continue to be exposed to interest rates that may be effected by the level of drilling, completion and acquisition activities through borrowings under the New Revolving Credit Agreement and the Second Lien Credit Agreement, and expects to incur interest expense on the Legacy Sabine O&G Notes as well as incremental interest expense on the Legacy Forest Notes. The Company will likely continue to incur significant interest expense as it continues to grow. To date, the Company has not entered into any interest rate hedging arrangements to mitigate the effects of interest rate changes. Additionally, Sabine capitalized $5.0 million and $10.1 million for the nine months ended September 30, 2014 and 2013, respectively.

Results of Operations

Items Affecting Comparability of Our Financial Results

        Our historical financial results discussed below may not be comparable to our future financial results, for the following reasons:

  •
  Prior to December 16, 2014, our financial results only included the assets, liabilities and operations of Sabine O&G, our predecessor. Beginning on December 16, 2014, our financial results also consolidate assets, liabilities and operations of the legacy business of Old Forest prior to the Combination.

  •
  In connection with the Combination, we entered into the amended and restated New Revolving Credit Agreement and the Second Lien Credit Agreement, as described under "—Other Recent Events—Combination-Related Financing Agreements and Amendments."

  •
  We have incurred and expect to incur material transaction costs associated with the Combination that are not reflected in the historical results of operations.

  •
  Our predecessor, Sabine O&G, was a private limited liability company that did not historically incur certain incremental expenses associated with being a public company or U.S. federal income tax expense.

  •
  Our predecessor's acquisition and divestiture history during the periods presented, described in more detail under "Business and Properties—Sabine O&G Properties—Sabine O&G's Acquisition History."

        For additional information regarding the historical financial statements and results of operations of Old Forest as well as the pro forma impact of the Combination on the results of operations of Sabine, please see the historical financial statements of Old Forest and the pro forma financial information included elsewhere in this proxy statement/prospectus.

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

        The following table sets forth selected operating data for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013:

	For the Nine Months Ended September 30,
			Amount of Increase (Decrease)	Percent Change
	2014	2013
	(in thousands)
		(As Restated)
Revenues
Oil, natural gas liquids and natural gas	$355,401	$244,886	$110,515	45%
Other	1,145	627	518	83%

Total revenues	356,546	245,513	111,033	45%

Operating expenses
Lease operating	34,662	30,650	4,012	13%
Workover	2,361	1,078	1,283	119%
Marketing, gathering, transportation and other	17,091	12,507	4,584	37%
Production and ad valorem taxes	15,579	12,564	3,015	24%
General and administrative	20,584	18,812	1,772	9%
Depletion, depreciation and amortization	142,995	94,179	48,816	52%
Accretion	668	655	13	2%
Impairments	1,659	6	1,653	*
Other operating expenses (income)	7,999	(25)	8,024	*

Total operating expenses	243,598	170,426	73,172	43%

Other income (expenses)
Interest, net of capitalized interest	(80,383)	(73,625)	6,758	9%
Gain (loss) on derivative instruments	(1,611)	7,777	9,388	*
Other income	27	23	(4)	*

Total other income (expenses)	(81,967)	(65,825)	16,142	*

Net income	$30,981	$9,262	$21,719	*
Reconciliation to derive Adjusted EBITDA(1):
Interest, net of capitalized interest	80,383	73,625
Depletion, depreciation and amortization	142,995	94,179
Impairments	1,659	6
Other	8,410	1
Amortization of deferred rent	(72)	(222)
Accretion	668	655
Loss (gain) on derivative instruments	(6,033)	27,063
Option premium amortization	(9,774)	(859)

Adjusted EBITDA(1)	$249,217	$203,710

*
Not meaningful or applicable.

(1)
Adjusted EBITDA is a non-GAAP financial measure. Please see "Summary Selected Unaudited Pro Forma Condensed Consolidated Combined Financial and Operating Information of Sabine—Non-GAAP Financial Measure."

	For the Nine Months Ended September 30,
				Amount of Increase (Decrease)	Percent Change
	2014	2013
Oil, NGL and natural gas sales by product (in thousands):
Oil	$139,251	$90,404		$48,847	54%
NGL	50,608	38,987		11,621	30%
Natural gas	165,542	115,495	(3)	50,047	43%

Total	$355,401	$244,886	(3)	$110,515	45%

Production data:
Oil (MBbl)	1,497.01	937.02		559.99	60%
NGL (MBbl)	1,581.34	1,214.54		366.80	30%
Natural gas (Bcf)(1)	36.29	31.45		4.84	15%
Combined (Bcfe)(2)	54.76	44.36		10.40	23%
Average prices before effects of economic hedges(2):
Oil (per Bbl)	$93.02	$96.48		(3.46)	(4)%
NGL (per Bbl)	$32.00	$32.10		(0.10)	(0)%
Natural gas (per Mcf)(1)	$4.56	$3.67	(3)	0.89	24%
Combined (per Mcfe)(2)	$6.49	$5.52	(3)	0.97	18%
Average realized prices after effects of economic hedges(2):
Oil (per Bbl)	$87.50	$92.37		(4.87)	(5)%
NGL (per Bbl)	$32.00	$32.10		(0.10)	(0)%
Natural gas (per Mcf)(1)	$4.35	$4.88	(3)	(0.53)	(11)%
Combined (per Mcfe)(2)	$6.17	$6.29	(3)	(0.12)	(2)%
Average costs (per Mcfe)(1):
Lease operating	$0.63	$0.69		(0.06)	(9)%
Workover	$0.04	$0.02		0.02	100%
Marketing, gathering, transportation and other	$0.31	$0.28	(3)	0.03	11%
Production and ad valorem taxes	$0.28	$0.28		—	0%
General and administrative	$0.38	$0.42		(0.04)	(10)%
Depletion, depreciation and amortization	$2.61	$2.12	(3)	0.49	23%

(1)
Oil and NGL production was converted at 6 Mcf per Bbl to calculate combined production and per Mcfe amounts.

(2)
Average prices shown in the table reflect prices both before and after the effects of cash settlements on commodity derivative transactions. The Company's calculation of such effects includes gains or losses on cash settlements for commodity derivative transactions.

(3)
Revised for the effects of the restatement. Refer to Note 2.

        Oil, natural gas liquids and natural gas sales.    Revenues from production of oil, natural gas liquids and natural gas increased from $244.9 million in the first nine months of 2013 to $355.4 million in the first nine months of 2014, an increase of 45%. This increase of $110.5 million was primarily the result of an increase in oil, natural gas liquids and natural gas revenues of $48.8 million, $11.6 million and $50.0 million, respectively, due to an increase in production in South Texas through an active and successful development program in this region as well as an increase in realized price for natural gas of 24%. These increases were partially offset by the December 2013 sale of Sabine's interests in certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area and a decrease in the realized price of oil 4%.

        The following table sets forth additional information concerning production volumes for the nine months ended September 30, 2014 and 2013:

	For the Nine Months Ended September 30,
			Percent Change
	2014	2013
	(in Bcfe)
South Texas	16.87	4.47	277%
East Texas	32.41	30.68	6%
North Texas	5.48	9.21	(40)%

Total	54.76	44.36	23%

        Lease operating expenses.    Lease operating expenses increased from $30.7 million in the first nine months of 2013 to $34.7 million in the first nine months of 2014, an increase of 13%. The increase in lease operating expense of $4.0 million is primarily due to an increase in producing properties as a result of development activities in South Texas partially offset by the December 2013 sale of the Company's interests in certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area. Lease operating expenses decreased from $0.69 per Mcfe in the first nine months of 2013 to $0.63 per Mcfe in the first nine months of 2014. The decrease of $0.06 per Mcfe in the first nine months of 2014 versus the first nine months of 2013 is primarily due to higher production volumes associated with increased completion activity in the last 12 months and the sale of interests in higher costs areas. The following table displays the lease operating expense by area for the nine months ended September 30, 2014 and 2013:

	For the Nine Months Ended
	September 30, 2014	Per Mcfe	September 30, 2013	Per Mcfe
	(in thousands, except per Mcfe data)
South Texas	$5,430	$0.32	$1,175	$0.26
East Texas	27,185	0.84	25,322	0.83
North Texas	2,047	0.37	4,160	0.45
Other	—	—	(7)	—

Total	$34,662	$0.63	$30,650	$0.69

        Marketing, gathering, transportation and other.    Marketing, gathering, transportation and other expenses increased from $12.5 million in the first nine months of 2013 to $17.1 million in the first nine months of 2014. Marketing, gathering, transportation and other expenses increased from $0.28 per Mcfe in the first nine months of 2013 to $0.31 per Mcfe in the first nine months of 2014. The increase of $0.03 per Mcfe in the first nine months of 2014 versus the first nine months of 2013 is primarily due to increasing gas volumes associated with the Company's South Texas development activities as well as gas volumes associated with the Company's Haynesville development activities in East Texas, which were subject to higher fees due to lack of pipeline infrastructure, partially offset by decreases due to increasing oil volumes associated with the Company's development activities in North Texas and South Texas regions which are not subject to gathering and transportation charges.

        Production and ad valorem taxes.    Production and ad valorem taxes increased from $12.6 million in the first nine months of 2013 to $15.6 million in the first nine months of 2014, an increase of 24%. Production and ad valorem taxes remained consistent on a per unit basis at $0.28 per Mcfe in the first nine months of 2014 and 2013. Offsetting changes on a per unit basis include increases primarily due to increased production in the South Texas region which is incurring higher production taxes on oil, natural gas liquids and natural gas production, and decreases due to a slight decrease in North Texas production due to the December 2013 sale of the Company's interests in certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area. The Company expects to experience continued variability in its production taxes as a result of timing of approval for high cost gas tax exemptions. Production taxes as a percentage of oil and natural gas revenues were 4% and 5% for the first nine months of 2014 and 2013, respectively.

        General and administrative.    General and administrative expenses increased from $18.8 million in the first nine months of 2013 to $20.6 million in the first nine months of 2014, an increase of $1.8 million, or 9%, primarily as a result of higher overhead associated with the Company's growing business. General and administrative expenses decreased from $0.42 per Mcfe in the first nine months of 2013 to $0.38 per Mcfe in the first nine months of 2014 due to increased production without a proportionate increase in general and administrative expenses.

        Depletion, depreciation and amortization.    DD&A increased from $94.2 million in the first nine months of 2013 to $143.0 million in the first nine months of 2014, an increase of $48.8 million. Depletion, depreciation, and amortization increased from $2.12 per Mcfe in the first nine months of 2013 to $2.61 per Mcfe in the first nine months of 2014, or an increase of 23%. Increase in the DD&A rate per Mcfe is driven by reductions to proved reserves due to the sale of certain oil and natural gas properties in North Texas during the fourth quarter of 2013 as well as an increase in the amortization base as a result of development activities without a proportionate increase in reserve volumes.

        Impairments.    In June 2014, the Company recorded impairment charges for gas gathering and processing equipment of $1.7 million based on expected present value and estimated future cash flows using current volume throughput and pricing assumptions. No impairment charge for gas gathering and processing equipment was recorded in the nine months ended September 30, 2013.

        Other operating expenses.    Other operating expenses in the first nine months of 2014 relate primarily to the write-off of previously deferred public offering costs of $2.0 million related to offerings which were aborted prior to the Company's decision to commence the merger described in Note 1 and $8.0 million of transaction costs related to the Combination, partially offset by the gain on sale of other assets of $1.5 million.

        Interest.    Interest expense increased from $73.6 million in the first nine months of 2013 to $80.4 million in the first nine months of 2014, an increase of $6.8 million, or 9%, primarily as a result of increased borrowings on the Legacy Sabine O&G Credit Facility and lower capitalized interest. Sabine capitalized $5.0 million and $10.1 million of interest expense for the nine months ended September 30, 2014 and 2013, respectively. Capitalized interest has decreased due to reclassification of unproved oil and natural gas properties, with capitalized interest associated with higher rate debt, into the full cost pool as a result of development activities or impairments due to lease expirations and abandonments.

        Gain (loss) on derivative instruments.    Gains and losses from the change in fair value of derivative instruments as well as cash settlements on commodity derivatives are recognized in the Company's results of operations. During the nine months ended September 30, 2014 and 2013, the Company recognized a net loss on derivative instruments of $1.6 million and a net gain on derivative instruments of $7.8 million, respectively. The amount of future gain or loss recognized on derivative instruments is dependent upon future commodity prices, which will affect the value of the contracts.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        The following table sets forth selected operating data for the year ended December 31, 2013 compared to the year ended December 31, 2012:

	For the Year Ended December 31,
			Amount of Increase (Decrease)	Percent Change
	2013	2012
	(in thousands)
		(as restated)
Revenues
Oil, natural gas and NGLs	$354,223	$177,422	$176,801	100%
Other	755	24	731	*

Total revenues	354,978	177,446	177,532	100%

Operating expenses
Lease operating	42,491	41,011	1,480	4%
Workover	2,160	2,638	(478)	(18)%
Marketing, gathering, transportation and other	17,567	17,491	76	*
Production and ad valorem taxes	17,824	4,400	13,424	305%
General and administrative	27,469	21,434	6,035	28%
Depletion, depreciation and amortization	137,068	91,353	45,715	50%
Accretion	952	862	90	10%
Impairments	1,125	664,438	(663,313)	*

Total operating expenses	246,656	843,627	(596,971)	(71)%

Other income (expenses)
Interest, net of capitalized interest	(99,471)	(49,387)	50,084	101%
Gain on derivative instruments	814	29,267	28,453	*
Other income (expenses)	912	(498)	(1,410)	*

Total other expenses	(97,745)	(20,618)	77,127	374%

Net income (loss), including noncontrolling interests	10,577	(686,799)	697,376	*
Less: Net loss applicable to noncontrolling interests	—	17	(17)	(100)%

Net income (loss) applicable to controlling interests	$10,577	$(686,782)	$697,359	*
Reconciliation to derive Adjusted EBITDA(1):
Interest, net of capitalized interest	99,471	49,387
Depletion, depreciation and amortization	137,068	91,353
Impairments	1,125	664,438
Other	1,739	599
Amortization of deferred rent	(249)	(532)
Accretion	952	862
Loss on derivative instruments	46,545	75,734
Option premium amortization	(1,171)	(56)
Net income applicable to noncontrolling interests	—	(17)

Adjusted EBITDA(1)	$296,057	$194,986

*
Not meaningful or applicable

(1)
Adjusted EBITDA is a non-GAAP financial measure. Please see "Summary Selected Unaudited Pro Forma Condensed Consolidated Combined Financial and Operating Information of Sabine—Non-GAAP Financial Measure."

	For the Year Ended December 31,
				Amount of Increase (Decrease)	Percent Change
	2013	2012
Oil, natural gas and NGL sales by product (in thousands):
Oil	$132,513	$30,343		$102,170	337%
NGL	59,772	36,957		22,815	62%
Natural gas	161,938	110,122	(3)	51,816	47%

Total	$354,223	$177,422	(3)	$176,801	100%
Production data:
Oil (MBbl)	1,403.62	317.07		1,086.55	343%
NGL (MBbl)	1,842.47	931.26		911.21	98%
Natural gas (Bcf)	44.29	41.12		3.17	8%
Combined (Bcfe)(1)	63.77	48.61		15.16	31%
Average prices before effects of economic hedges(2):
Oil (per Bbl)	$94.41	$95.70		$(1.29)	(1)%
NGL (per Bbl)	$32.44	$39.68		$(7.24)	(18)%
Natural gas (per Mcf)	$3.66	$2.68	(3)	$0.98	37%
Combined (per Mcfe)(1)	$5.55	$3.65	(3)	$1.90	52%
Average realized prices after effects of economic hedges(2):
Oil (per Bbl)	$90.59	$95.79		$(5.20)	(5)%
NGL (per Bbl)	$32.44	$39.68		$(7.24)	(18)%
Natural gas (per Mcf)	$4.82	$5.23	(3)	$(0.41)	(8)%
Combined (per Mcfe)(1)	$6.28	$5.81	(3)	$0.47	8%
Average costs (per Mcfe)(1):
Lease operating	$0.67	$0.84		$(0.17)	(20)%
Workover	$0.03	$0.05		$(0.02)	(40)%
Marketing, gathering, transportation and other	$0.28	$0.36	(3)	$(0.08)	(22)%
Production and ad valorem taxes	$0.28	$0.09		$0.19	211%
General and administrative	$0.43	$0.44		$(0.01)	(2)%
Depletion, depreciation and amortization	$2.15	$1.88	(3)	$0.27	14%

(1)
Oil and NGL production was converted at 6 Mcf per Bbl to calculate combined production and per Mcfe amounts.

(2)
Average prices shown in the table reflect prices both before and after the effects of Sabine's cash settlements on commodity derivative transactions. Sabine's calculation of such effects includes gains or losses on cash settlements for commodity derivative transactions.

(3)
Revised for the effects of the restatement. Refer to Note 2 of Sabine's consolidated financial statements.

        Oil, natural gas and NGLs sales.    Revenues from production of oil and natural gas increased from $177.4 million in 2012 to $354.2 million in 2013, an increase of 100%. This increase of $176.8 million was primarily the result of an increase in liquids revenues of $124.9 million due to an increase in liquids production subsequent to Sabine's North Texas and South Texas acquisitions and Sabine's active and successful development program in these regions contributing approximately $140.1 million, partially offset by decreased liquids pricing of approximately $15.2 million. Additionally, natural gas revenues increased approximately $51.8 million, or 47%, due to an increase in realized natural gas price by 37% contributing approximately $43.4 million, and increased natural gas production contributing approximately $8.5 million due to acquisitions in North Texas and South Texas and the successful development programs in these regions, partially offset by lower East Texas volumes and the sale of the Rockies assets.

        The following table sets forth additional information concerning Sabine's production volumes for the year ended December 31, 2013 compared to the year ended December 31, 2012:

	For the Year Ended December 31,
			Percent Change
	2013	2012
	(in Bcfe)
East Texas	42.05	45.83	(8)%
South Texas	9.89	0.38	2503%
North Texas	11.83	0.54	2091%
Rockies (through August 31, 2012)	—	1.86	(100)%

Total	63.77	48.61	31%

        Lease operating expenses.    Lease operating expenses increased from $41.0 million in 2012 to $42.5 million in 2013, an increase of 4%. The increase in lease operating expense of $1.5 million is primarily due to Sabine's December 2012 acquired properties. Lease operating expenses decreased from $0.84 per Mcfe in 2012 to $0.67 per Mcfe in 2013. The decrease of $0.17 per Mcfe is primarily due to the commencement of lower cost production in South Texas and North Texas following Sabine's December 2012 acquisitions in these areas as well as a lower realized cost on Sabine's higher volume East Texas 2013 completions. The following table displays the lease operating expense by area for years ended December 31, 2013 and 2012:

	For the Years Ended December 31,
	2013	Per Mcfe	2012	Per Mcfe
	(in thousands, except per Mcfe data)
East Texas	$34,100	$0.81	$37,991	$0.83
South Texas	2,266	0.23	246	0.65
North Texas	6,086	0.51	186	0.35
Rockies (through August 31, 2012)	(11)	—	2,588	1.39
Giant(1)	50	—	—	—

Total	$42,491	$0.67	$41,011	$0.84

(1)
Giant Gas Gathering LLC, acquired in December 2012, owns and operates gas gathering and processing equipment servicing certain wells in North Texas.

        Marketing, gathering, transportation and other.    Marketing, gathering, transportation and other expenses increased from $17.5 million in 2012 to $17.6 million in 2013. Marketing, gathering, transportation and other expense decreased on a per unit basis from $0.36 per Mcfe in 2012 to $0.28 per Mcfe in 2013. The per unit basis decrease is primarily associated with Sabine's North Texas and South Texas regions resulting from Sabine's 2012 acquisitions and current year development activities, as well as a reduction in fees on a per unit of production basis attributable to volumes from Sabine's 2013 completions in East Texas and the sale of the Rockies assets.

        Production and ad valorem taxes.    Production and ad valorem taxes increased from $4.4 million in 2012 to $17.8 million in 2013, an increase of 305%. Production and ad valorem taxes increased on a per unit basis from $0.09 per Mcfe in 2012 to $0.28 per Mcfe in 2013. The increase is primarily related to increased production in Sabine's North Texas and South Texas regions which are incurring higher production taxes on oil and NGLs production and not earning tax credits attributed to high cost gas exemptions for Sabine's wells in 2013 compared to 2012. Sabine also expects to experience continued variability in its production taxes as a result of timing of approval for high cost gas tax exemptions. Production taxes as a percentage of oil and natural gas revenues were 5% and 3% for 2013 and 2012, respectively.

        General and administrative expenses.    General and administrative expenses increased from $21.4 million in 2012 to $27.5 million in 2013, an increase of $6.0 million, or 28%, primarily as a result of increased legal and consulting fees related to various current year projects contributing approximately $5.0 million and higher overhead associated with Sabine's growing business contributing approximately $1.0 million. General and administrative expenses decreased from $0.44 per Mcfe in 2012 to $0.43 per Mcfe in 2013.

        Depletion, depreciation and amortization (DD&A).    DD&A increased from $91.4 million in 2012 to $137.1 million in 2013, an increase of $45.7 million, or 50%. Depletion, depreciation, and amortization increased from $1.88 per Mcfe in 2012 to $2.15 per Mcfe in 2013, or an increase of 14%. Increase in the DD&A rate is primarily the result of Sabine's December 2012 acquisitions and increased production.

        Impairments.    In 2012, there were non-cash impairment charges related to oil and natural gas properties of $641.8 million, impairment charges for gas gathering and processing equipment of $21.4 million and impairment charges for other assets of $1.2 million. In 2013, there were impairment charges for other assets of $1.1 million. There were no impairments related to oil and natural gas properties recognized in 2013 as a result of favorable average unweighted first day of the month pricing for the year ended December 31, 2012 of $2.76 per MMbtu as compared to $3.67 per MMbtu for the year ended December 31, 2013, as well as favorable performance from Sabine's 2013 development activities.

        Interest expense.    Interest expense increased from $49.4 million in the year ended December 31, 2012 to $99.5 million in the year ended December 31, 2013, an increase of $50.1 million, or 101%, primarily as a result of the Term Loan Facility. Additionally, Sabine capitalized $13.0 million and $4.3 million of interest expense for the years ended December 31, 2013 and 2012, respectively.

        Gain on derivative instruments.    Gains and losses from the change in fair value of derivative instruments as well as cash settlements on commodity derivatives are recognized in Sabine's results of operations. During the years ended December 31, 2013 and 2012, Sabine recognized net gains on derivative instruments of $0.8 million and $29.3 million, respectively. The amount of future gain or loss recognized on derivative instruments is dependent upon future commodity prices, which will affect the value of the contracts.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        This Management's Discussion and Analysis has been revised for the effects of the restatement (refer to Note 2 of Sabine's consolidated financial statements). The following table sets forth selected operating data for the year ended December 31, 2012 compared to the year ended December 31, 2011:

	For the Year Ended December 31,
			Amount of Increase (Decrease)	Percent Change
	2012	2011
		(in thousands)
	(as restated)	(as restated)
Revenues
Oil, NGLs and natural gas	$177,422	$201,421	$(23,999)	(12)%
Other	24	131	(107)	*

Total revenues	177,446	201,552	(24,106)	(12)%

Operating expenses
Lease operating	41,011	27,113	13,898	51%
Workover	2,638	2,903	(265)	(9)%
Marketing, gathering, transportation and other	17,491	16,149	1,342	8%
Production and ad valorem taxes	4,400	7,775	(3,375)	(43)%
General and administrative	21,434	23,546	(2,112)	(9)%
Depletion, depreciation and amortization	91,353	75,424	15,929	21%
Gain on bargain purchase	—	(99,548)	99,548	*
Accretion	862	628	234	37%
Impairments	664,438	4,192	660,246	*

Total operating expenses	843,627	58,182	785,445	1350%

Other income (expenses)
Interest, net of capitalized interest	(49,387)	(39,632)	9,755	25%
Gain on derivative instruments	29,267	71,834	42,567	*
Other expenses	(498)	(389)	109	(28)%

Total other income (expenses)	(20,618)	31,813	52,431	(165)%

Net income (loss), including noncontrolling interests	(686,799)	175,183	(861,982)	*
Less: Net (income) loss applicable to noncontrolling interests	17	(117)	134	(115)%

Net income (loss) applicable to controlling interests	$(686,782)	$175,066	$(861,848)	*

Revenues
Reconciliation to derive Adjusted EBITDA(1):
Interest, net of capitalized interest	$49,387	$39,632
Depletion, depreciation and amortization	91,353	75,424
Impairments	664,438	4,192
Gain on bargain purchase	—	(99,548)
Other	599	439
Amortization of deferred rent	(532)	(406)
Accretion	862	628
(Gain) loss on derivative instruments	75,734	(1,272)
Option premium amortization	(56)	—
Net (income) loss applicable to noncontrolling interests	(17)	117

Adjusted EBITDA(1)	$194,986	$194,272

*
Not meaningful or applicable.

(1)
Adjusted EBITDA is a non-GAAP financial measure. Please see "Summary Selected Unaudited Pro Forma Condensed Consolidated Combined Financial and Operating Information of Sabine—Non-GAAP Financial Measure."

	For the Year Ended December 31,
					Amount of Increase (Decrease)	Percent Change
	2012		2011
Oil, NGL and natural gas sales by product (in thousands):
Oil	$30,343		$15,462		$14,881	96%
NGL	36,957		36,272		685	2%
Natural gas	110,122	(3)	149,687	(3)	(39,565)	(26)%

Total	$177,422	(3)	$201,421	(3)	$(23,999)	(12)%
Production data:
Oil (MBbl)	317.07		170.52		146.55	86%
NGL (MBbl)	931.26		704.44		226.82	32%
Natural gas (Bcf)	41.12		38.94		2.18	6%
Combined (Bcfe)(1)	48.61		44.20		4.41	10%
Average prices before effects of economic hedges(2):
Oil (per Bbl)	$95.70		$90.68		$5.02	6%
NGL (per Bbl)	$39.68		$51.49		$(11.81)	(23)%
Natural gas (per Mcf)(1)	$2.68	(3)	$3.84	(3)	$(1.16)	(30)%
Combined (per Mcfe)(2)	$3.65	(3)	$4.56	(3)	$(0.91)	(20)%
Average realized prices after effects of economic hedges(2):
Oil (per Bbl)	$95.79		$90.68		$5.11	6%
NGL (per Bbl)	$39.68		$51.49		$(11.81)	(23)%
Natural gas (per Mcf)(1)	$5.23	(3)	$5.66	(3)	$(0.43)	(8)%
Combined (per Mcfe)(2)	$5.81	(3)	$6.16	(3)	$(0.35)	(6)%
Average costs (per Mcfe)(1):
Lease operating	$0.84		$0.61		$0.23	38%
Workover	$0.05		$0.07		$(0.02)	(29)%
Marketing, gathering, transportation and other	$0.36	(3)	$0.37	(3)	$(0.01)	(3)%
Production and ad valorem taxes	$0.09		$0.18		$(0.09)	(50)%
General and administrative	$0.44		$0.53		$(0.09)	(17)%
Depletion, depreciation and amortization	$1.88	(3)	$1.71	(3)	$0.17	10%

(1)
Oil and NGL production was converted at 6 Mcf per Bbl to calculate combined production and per Mcfe amounts.

(2)
Average prices shown in the table reflect prices both before and after the effects of Sabine's realized commodity hedging transactions. Sabine's calculation of such effects includes realized gains or losses on cash settlements for commodity derivative transactions.

(3)
Revised for the effects of the restatement. Refer to Note 2 of Sabine's consolidated financial statements.

        Oil, NGLs and natural gas sales.    Revenues from production of oil and natural gas decreased from $201.4 million in 2011 to $177.4 million in 2012, a decrease of 12%. This decrease of $24.0 million was a result of a decrease in average prices per Mcfe of 20% totaling approximately $44.2 million offset by an increase in production due to acquisitions and drilling success contributing approximately $20.2 million.

        The following table sets forth additional information concerning Sabine's production volumes for the years ended December 31, 2012 and 2011:

	For the Year Ended December 31,
			Percent Change
	2012	2011
	(in Bcfe)
East Texas	45.83	39.97	15%
South Texas	0.38	—	100%
North Texas	0.54	—	100%
Rockies (through August 31, 2012)	1.86	4.23	(56)%

Total	48.61	44.20	10%

        Lease operating expenses.    Lease operating expenses increased from $27.1 million in 2011 to $41.0 million in 2012, an increase of 51%. The increase in lease operating expense is due to an increase in production associated with Sabine's two recent producing property acquisitions in East Texas. Lease operating expenses increased from $0.61 per Mcfe in 2011 to $0.84 per Mcfe in 2012 primarily due to an increase in production volumes associated with vertical wells acquired in the second half of 2011 with higher operating costs. The following table displays the lease operating expense by area for the years ended December 31, 2012 and 2011:

	For the Years Ended
	December 31, 2012	Per Mcfe	December 31, 2011	Per Mcfe
	(in thousands, except per Mcfe data)
East Texas	$37,991	$0.83	$21,953	$0.55
South Texas	246	0.65	—	—
North Texas	186	0.35	—	—
Rockies (through August 31, 2012)	2,588	1.39	5,160	1.22

Total	$41,011	$0.84	$27,113	$0.61

        Marketing, gathering, transportation and other.    Marketing, gathering, transportation and other expenses increased from $16.1 million in 2011 to $17.5 million in 2012, an increase of 8%. The increase is due to an increase in production volumes by 10%. Marketing, gathering, transportation and other expense decreased on a per unit basis from $0.37 per Mcfe in 2011 to $0.36 per Mcfe in 2012.

        Production and ad valorem taxes.    Total production and ad valorem taxes decreased from $7.8 million in 2011 to $4.4 million in 2012, a decrease of 43%, primarily as a result of the timing of the approval of high cost gas tax exemptions that are currently received on all of Sabine's horizontal gas wells. Sabine expects continued variability with production taxes as a result of timing of approval for the aforementioned exemptions. Production taxes as a percentage of oil and natural gas revenues before the effects of hedging were 3.9% for 2011 and 2.5% for 2012.

        General and administrative expenses.    General and administrative expenses decreased from $23.5 million in 2011 to $21.4 million in 2012, a decrease of $2.1 million, or 9%, primarily as a result of lower due diligence and other acquisition costs in 2012. General and administrative expenses decreased from $0.53 per Mcfe in 2011 to $0.44 per Mcfe in 2012 primarily as a result of an increase in production volumes without a proportionate increase in general and administrative expenses.

        Depletion, depreciation and amortization (DD&A).    DD&A increased from $75.4 million in 2011 to $91.4 million in 2012, an increase of $15.9 million, or 21%, as a result of the impact of increased production. Depletion, depreciation, and amortization increased from $1.71 per Mcfe in 2011 to

$1.88 per Mcfe in 2012 due to a higher depletion and amortization base resulting from acquired assets and capital expenditures.

        Gain on bargain purchase.    In 2011, Sabine recognized a gain related to the acquisition of certain oil and natural gas properties for the fair value of assets acquired in excess of the adjusted purchase price of $99.5 million.

        Impairments.    In 2011, there were non-cash impairment charges for gas gathering and processing equipment of $2.8 million and impairments related to the write-down of carrying value of certain sizes of casing inventory of $1.4 million. In 2012, there were non-cash impairment charges related to oil and natural gas properties of $641.8 million, impairment charges for gas gathering and processing equipment of $21.4 million and impairments related to the write-down of carrying value of certain sizes of casing inventory of $1.2 million. The average unweighted first day of the month pricing for the 12 months ended December 31, 2012 was $2.76 per MMbtu versus $4.12 per MMbtu at December 31, 2011.

        Interest expense.    Interest expense increased from $39.6 million in 2011 to $49.4 million in 2012, an increase of $9.8 million, or 25%, primarily as a result of higher average borrowings for the period under Sabine's Legacy Sabine O&G Credit Facility and entrance into the Term Loan Facility in December 2012. Additionally, Sabine capitalized $4.3 million and $5.9 million of interest expense for the years ended December 31, 2012 and 2011, respectively.

        Gain on derivative instruments.    Gains and losses from the change in fair value of derivative instruments as well as cash settlements on commodity derivatives are recognized in Sabine's results of operations. During the years ended December 31, 2012 and 2011, Sabine recognized net gains on derivative instruments of $29.3 million and $71.8 million, respectively. The amount of future gain or loss recognized on derivative instruments is dependent upon future commodity prices, which will affect the value of the contracts.

Capital Resources and Liquidity

Overview

        Sabine believes that operating cash flows and available borrowings under the New Revolving Credit Agreement, as amended as described under "—Other Recent Events—Combination-Related Financing Agreements and Amendments," are sufficient to meet cash requirements, including normal operating needs, debt service obligations, capital expenditures, and commitments and contingencies for the next 12 months. Should Sabine fund a significant portion of its capital expenditures with borrowing on its New Revolving Credit Agreement, the cost of such financing would increase interest costs and could limit cash flows available for normal operating needs. However, to the extent that Sabine considers market conditions favorable, the Company may access the capital markets to raise capital from time to time, including additional senior debt, to fund acquisitions, pay down the New Revolving Credit Agreement and for general working capital purposes.

        Sabine's primary sources of liquidity have historically been equity contributions to its predecessor, borrowings under the Legacy Sabine O&G Credit Facility, net cash provided by operating activities, net proceeds from the issuance of the Legacy Sabine O&G Notes and proceeds from the Term Loan Facility. The Company's primary use of capital has been the acquisition and development of oil and natural gas properties. As Sabine pursues reserve and production growth, the Company continually monitors the capital resources, including equity and debt financings, available to the Company to meet future financial obligations, planned capital expenditure activities and liquidity requirements. Sabine's future success in growing proved reserves and production will be highly dependent on the capital resources available to the Company. As of September 30, 2014, the estimated capital costs of developing proved undeveloped reserves are approximately $870 million, over a period of approximately five years which Sabine expects to fund utilizing a combination of operating cash flows and borrowings under its Legacy Sabine O&G Credit Facility. Sabine management has not yet completed reserve estimates for the combined company as of December 31, 2014. Depending on the timing and concentration of the development of the non-proved locations, Sabine would be required to generate or raise significant capital to develop all of the Company's potential drilling locations should the Company elect to do so.

        Combined contributions for an equity interest in the Company totaled over $1.5 billion from inception through September 30, 2014 to fund acquisitions of oil and natural gas properties.

        As of September 30, 2014, Sabine's borrowing base under the Legacy Sabine O&G Credit Facility was $700 million, the outstanding amount totaled $574 million and the Company had the ability to borrow approximately $126 million under the Legacy Sabine O&G Credit Facility. Subsequent to the period ended September 30, 2014, in connection with the Combination, as more fully described under "Other Recent Events—Combination-Related Financing Agreements and Amendments," the Company entered into the New Revolving Credit Agreement which provides for a $2 billion revolving credit facility, with an initial borrowing base of $1 billion. The New Revolving Credit Agreement includes a sub-limit permitting up to $100 million of letters of credit. The Company expects that it will be in compliance with the financial covenants contained in the New Revolving Credit Agreement as of December 31, 2014.

        In addition to the Legacy Sabine O&G Credit Facility, the Company entered into the Term Loan Facility on December 14, 2012 with a maturity date of April 7, 2018. On January, 23, 2013, the syndication was completed with an additional funding of $150 million of proceeds, bringing the outstanding balance to $650 million. Proceeds from the Term Loan Facility were used to acquire oil and natural gas properties in December 2012 and repay borrowings under the Legacy Sabine O&G Credit Facility in the first quarter of 2013. Subsequent to September 30, 2014, Sabine entered into the Second Amendment to the Second Lien Credit Agreement governing the Term Loan Facility to provide for $50 million of the Incremental Term Loans.

        Finally, in connection with the Combination, Sabine assumed the liabilities of Old Forest, including certain existing Legacy Forest Notes totaling $800 million in principal amount which remain outstanding as obligations of Sabine following the Combination.

        As of January 15, 2015, the total outstanding principal amount of our long-term indebtedness was $2,415 million, consisting of indebtedness under the New Revolving Credit Facility, the Legacy Sabine O&G Notes, the Legacy Forest Notes, and the Term Loan Facility, and approximately $406 million would have been available for additional borrowings under the New Revolving Credit Facility after giving effect to $29 million of outstanding letters of credit and the borrowing base as of January 15, 2015. Please see "—Other Recent Events—Combination-Related Financing Agreements and Amendments" for additional information regarding the financing agreements and amendments entered into in connection with the Combination, and the pro forma financial information included elsewhere in this proxy statement/prospectus for additional information regarding the pro forma impact of the Combination on the liabilities and financing costs of Sabine.

Working Capital

        Sabine's working capital balance fluctuates as a result of timing and amount of borrowings or repayments under the Company's credit arrangements, changes in the fair value of the Company's outstanding commodity derivative instruments, the timing of receiving reimbursement of amounts paid by Sabine for the benefit of joint venture partners as well as changes in revenue receivables as a result price and volume fluctuations. If the Company's capital investment levels exceed the Company's estimate of cash flows from operations, Sabine will use available capacity under the Company's credit arrangements.

        For the nine months ended September 30, 2014, Sabine had an increase in working capital of $19.6 million compared to a decrease of $118.2 million for the nine months ended December 31, 2013. The increase in working capital is primarily due to an increase of $11.3 million in the Company's net current asset derivative position and the settlement of derivative contracts during 2014, as well as a decrease in current liabilities of $11.5 million related to accrued capital and operating expenditures. In addition, working capital fluctuates due to the timing of the receivable collections, development activities, payments made by Sabine to vendors, and the timing and amount of advances from the Company's joint operations.

Cash Flow Provided by Operating Activities

        Cash flows from operations are Sabine's primary source of capital and liquidity and are primarily affected by the sale of oil, natural gas liquids and natural gas, as well as commodity prices, net of effects of derivative contract settlements and changes in working capital. Net cash provided by operating activities was $128.2 million and $149.8 million for the nine months ended September 30, 2014 and 2013, respectively. The decrease in cash flows from operations for the nine months ended September 30, 2014 compared to 2013 was primarily the result of an increase in cash paid for hedging settlements, transaction costs related to the Combination and an increase in cash paid for interest due to increased borrowings on the Legacy Sabine O&G Credit Facility, partially offset by an increase of 23% in production volumes and an increase of 18% in realized pricing before the effect of hedges. The increase in production volumes was attributable to the successful drilling program in South Texas and North Texas, offset by the sale of Sabine's interests in certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area and decreases due to higher expenditures as a result of an increased rig count and development program.

        Sabine's operating cash flow is sensitive to many variables, the most significant of which is the volatility of prices for oil and natural gas production. Prices for these commodities are determined primarily by prevailing market conditions. Regional and worldwide economic activity, weather, infrastructure capacity to reach markets and other variable factors influence market conditions for these products. These factors are beyond the Company's control and are difficult to predict. For additional information on the impact of changing prices on the Company's financial position, see "Quantitative and Qualitative Disclosures About Market Risk" below.

Cash Flow Used in Investing Activities

        During the nine months ended September 30, 2014 and 2013, cash flows used in investing activities were $458.1 million and $237.5 million, respectively, primarily related to capital expenditures for drilling, development and acquisition costs.

        Our predecessor's full year 2014 capital expenditures are estimated total approximately $528 million for drilling and completion activities and approximately $54 million for leasing and other activities, and management has not yet finalized a capital budget for Sabine in 2015. The amount, timing and allocation of capital expenditures is largely discretionary and within Sabine's control. If oil and natural gas prices decline to levels below the Company's acceptable levels or costs increase to levels above the Company's acceptable levels, the Company could choose to defer a significant portion of budgeted capital expenditures until later periods to achieve the desired balance between sources and uses of liquidity and prioritize capital projects that Sabine believes have the highest expected returns and potential to generate near-term cash flow. Sabine routinely monitors and adjusts the Company's capital expenditures in response to changes in prices, availability of financing, drilling and acquisition costs, industry conditions, the timing of regulatory approvals, the availability of rigs, success or lack of success in drilling activities, contractual obligations, internally generated cash flow and other factors both within and outside the Company's control. Such historical adjustments to Sabine's capital expenditures have not resulted in an unfavorable liquidity position. However, a significant reduction in its capital program could result in a decline in Sabine's oil and natural gas reserves and production and cash flows, as well as a decline in its borrowing base under its Legacy Sabine O&G Credit Facility and limit its ability to obtain needed capital or financing.

        During the nine months ended September 30, 2014, Sabine collected approximately $15 million in cash proceeds for asset sales.

        As of September 30, 2014, Sabine has spent approximately $483 million of the 2014 capital budget, of which approximately $413 million was spent on drilling and completion activities, approximately $38 million on working interest acquisitions and approximately $47 million on leasing and other activities, which is offset by amounts recognized on the sale of assets of approximately $15 million.

Cash Flow Provided by Financing Activities

        Net cash provided by financing activities of $323.8 million during the nine months ended September 30, 2014 was primarily the result of net borrowings under the Legacy Sabine O&G Credit Facility of $324.0 million. During the nine months ended September 30, 2013, net cash provided by financing activities totaled $97.8 million, which was primarily the result of borrowings under the Term Loan Facility of $153.5 million offset by the net repayments under the Legacy Sabine O&G Credit Facility of $40.0 million and debt issuance costs of $5.7 million. Net borrowings were greater in the first nine months of 2014 as a result of increased development activities.

        Subsequent to the period ended September 30, 2014, the Company amended and restated the Amended and Restated First Lien Credit Agreement as described under "—Other Recent Events—Combination-Related Financing Agreements and Amendments." The New Revolving Credit Agreement did, and as amended continues to, contain certain covenants, including restrictions on additional indebtedness and dividends.

        Senior Secured Revolving Credit Facility.    During the period ended September 30, 2014, Sabine O&G had the Legacy Sabine O&G Credit Facility. As of September 30, 2014, the borrowing base under the Legacy Sabine O&G Credit Facility was $700 million, the outstanding amount totaled $574 million and Sabine O&G was able to incur approximately $126 million of secured indebtedness under the Legacy Sabine O&G Credit Facility. Subsequent to the period ended September 30, 2014, in connection with the Combination, as more fully described under "—Other Recent Events—Combination-Related Financing Agreements and Amendments," Sabine entered into the New Revolving Credit Agreement and borrowed $750.8 million under the New Revolving Credit Agreement, which was used, among other things, to refinance borrowings under the prior revolving credit agreements of Old Forest and Sabine O&G and to fund costs and expenses in connection with the transactions. The New Revolving Credit Agreement provides for a $2 billion revolving credit facility, with an initial borrowing base of $1 billion. The New Revolving Credit Agreement includes a sub-limit permitting up to $100 million of letters of credit. Please see "—Other Recent Events—Combination-Related Financing Agreements and Amendments—New Revolving Credit Agreement" for additional information.

        As of September 30, 2014 and December 31, 2013, borrowings outstanding under the Legacy Sabine O&G Credit Facility totaled $574 million and $250 million, respectively, and had a weighted average interest rate of 2.3% and 2.4% for the nine and 12 month periods ended, respectively. For information concerning the effect of changes in interest rates on interest payments under this facility, see "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risks" below.

        Term Loan Agreement.    Sabine O&G entered into the $500 million Second Lien Credit Agreement on December 14, 2012 with a maturity date of April 7, 2018. On January 23, 2013, the syndication was completed with an additional funding of $150 million, bringing the outstanding balance to $650 million as of September 30, 2014. Proceeds from the Term Loan Facility were used to acquire oil and natural gas properties in December 2012 and repay borrowings under the Legacy Sabine O&G Credit Facility in the first quarter of 2013. Interest is accrued on Eurodollar loans at a rate per annum equal to the Eurodollar rate, with a Eurodollar floor of 1.25%, plus an applicable margin of 750 basis points. Subsequent to September 30, 2014, Sabine entered into the Second Amendment to the Second Lien Credit Agreement governing the Term Loan Facility to provide for the $50 million Incremental Term Loans.

Commodity Hedging Activities

        Sabine's primary market risk exposure is in the prices the Company receives for oil and natural gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot regional market prices applicable to the Company's U.S. natural gas production. Pricing for oil and natural gas production has been volatile and unpredictable for several years, and the Company expects this volatility to continue in the future. The prices Sabine receives for production depends on many factors outside of the Company's control, including volatility in the differences between product prices at sales points and the applicable index price.

        To mitigate the potential negative impact on cash flow caused by changes in oil and natural gas prices, Sabine has entered into financial commodity derivative contracts in the form of fixed price oil and natural gas swap agreements, three-way collars utilizing purchased and written option contracts, sold swaption contracts and fixed price swaps with sub floors in order to receive fixed prices or set price floors for a portion of the Company's future oil and natural gas production when management believes that favorable future prices can be secured. Sabine typically hedges the NYMEX Henry Hub price for natural gas and the NYMEX West Texas Intermediate ("WTI") price for crude oil.

        Sabine's hedging activities are intended to support oil and natural gas prices at targeted levels and to manage exposure to oil and natural gas price fluctuations. Under the terms of Sabine's fixed price swap agreements, the counterparty is required to make a payment to the Company for the difference between the fixed price specified in the contract and the settlement price, which is based on market prices on the settlement date, if the settlement price is below the fixed price. Sabine is required to make a payment to the counterparty for the difference between the fixed price and the settlement price if the fixed price is below the settlement price. Additionally, the Company sets pricing floors for certain production by executing combinations of option agreements including written calls, purchased puts and written puts to create three-way collars. Three-way collar contracts combine a short put (the lower price), a long put (the middle price) and a short call (the higher price) to provide a higher ceiling price as compared to a regular collar and limit downside risk to the market price plus the difference between the middle price and the lower price if market price drops below the lower price. For these contracts, if the applicable monthly price indices settle outside the range of the floor, sub floor and ceiling prices set by the various options, Sabine and the counterparty to the option contracts would be required to settle the difference. Swaps with sub floor consist of a standard swap contract plus a put option sold with a strike below the associated fixed swap. This structure enables the Company to increase the fixed price swap with the value received through the sale of the put. If the settlement price for any settlement period falls equal to the or below the put strike, then Sabine will only receive the difference between the swap price and the put strike price. If the settlement price is greater than the put strike, the result is the same as it would have been with a standard swap only. Additionally, Sabine has sold a swaption agreement allowing the counterparty the option to execute a fixed price swap agreement at a contracted price on contracted volumes before an expiration date. Sabine's sold swaption contract expires at December 31, 2015.

        At December 31, 2014, Sabine had in place oil and natural gas swaps and purchased and written oil and natural gas options covering portions of anticipated production through December 2016. The New Revolving Credit Facility allows the Company to hedge up to 100% of current production for 24 months, 75% of current production for months 25 to 36 and 50% of current production for months 37 to 60.

        All derivative instruments are recorded at fair market value and are included in the Condensed Consolidated Balance Sheets as assets or liabilities. All fair values are adjusted for non-performance risk

        Sabine expects continued volatility in the fair value of the Company's derivative instruments. Cash flow is only impacted when the underlying physical sales transaction takes place in the future and when the associated derivative instrument contract is settled by making or receiving a payment to or from the counterparty. As of December 31, 2014, Sabine had economically hedged a portion of oil and natural gas production through December 2015 as follows:

	Natural Gas		Oil
	MMbtu/d	Average price	Bbl/Day	Average price
Year ending December 31, 2015	222,932	$4.18	6,045	$89.95

        Additionally, the Company has purchased and sold certain options on oil and natural gas; using these contracts in combination with oil and natural gas swap agreements to further mitigate pricing risk associated with anticipated production. The Company received a premium on certain sold options, which was used to execute natural gas swap contracts above market. The details of the Company's hedge positions and options sold are as follows:

Natural Gas
			Weighted Average Prices
Settlement Period	Derivative Instrument	Notional Amount	Swap	Sub Floor	Floor	Ceiling
		(Mmbtu)	($/Mmbtu)
2015	Collar	5,450,000	$—	$3.25	$4.23	$4.63
2015	Swap	54,020,000	$4.15	$—	$—	$—
2015	Swap with sub floor	21,900,000	$4.25	$3.70	$—	$—

Oil
			Weighted Average Prices
		Notional Amount
Settlement Period	Derivative Instrument		Swap	Sub Floor	Floor	Ceiling
		(Bbl)	($/Bbl)
2015	Swap	2,206,350	$90.02	$—	$—	$—
2015	Swap with sub floor	339,450	$89.50	$73.47	$—	$—
2016	Swaption	365,000	98.00

        By removing price volatility from a portion of expected oil and natural gas production through December 2015, Sabine has partially mitigated the potential effects of changing prices on operating cash flow for those periods. While mitigating negative effects of falling commodity prices, these derivative contracts also limit the benefits the Company would receive from increases in commodity prices.

        By using derivative instruments to hedge exposures to changes in commodity prices, Sabine exposes the Company to the credit risk of counterparties. Credit risk is the potential failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty is expected to owe Sabine, which creates credit risk. To minimize the credit risk in derivative instruments, it is Sabine's policy to enter into derivative contracts only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market makers. The creditworthiness of the Company's counterparties is subject to periodic review. Sabine has derivative instruments in place with seven different counterparties. As of September 30, 2014, contracts with Huntington, Natixis, Bank of America Merrill Lynch, Barclays, JPMorgan Chase & Company, Comerica, Citibank and Wells Fargo accounted for 26%, 25%, 16%, 13%, 10%, 4%, 3% and 3%, respectively, of the net fair market value of Sabine O&G's derivative assets. The Company also has contracts with Old Forest counterparties including Barclays, BP, Citi, Credit Suisse, the Toronto Dominion Bank, and Wells Fargo; however, Sabine has not completed the assessment of fair market values for the combined contracts as of December 31, 2014. Sabine believes all of these institutions currently are acceptable credit risks. Sabine is not required to provide credit support or collateral to any of the Company's counterparties under current contracts, nor are they required to provide credit support to Sabine. As of December 31, 2014, Sabine did not have any past due receivables from counterparties.

        Contractual obligations.    A summary of Sabine O&G's contractual obligations as of September 30, 2014 is provided in the following table:

	Payments due by period For the Year Ending December 31,
	2014	2015	2016	2017	2018	Thereafter	Total
	(in millions)
Legacy Sabine O&G Credit Facility(1)	$—	$—	$574.0	$—	$—	$—	$574.0
Term Loan Facility(1)	—	—	—	—	650.0	—	650.0
Legacy Sabine O&G Notes(2)	—	34.1	34.1	366.8	—	—	435.0
Drilling rig commitments(3)	2.4	20.7	21.6	12.6	—	—	57.3
Office and equipment leases	0.9	2.8	0.9	—	—	—	4.6
Gathering agreements(4)	—	6.8	7.6	7.5	4.4	13.3	39.6
Other	0.3	0.6	0.1	—	—	—	1.0

Total	$3.6	$65.0	$638.3	$386.9	$654.4	$13.3	$1,761.5

(1)
Includes outstanding principal amounts at September 30, 2014. This table does not include future commitment fees, interest expense or other fees on these facilities because they are floating rate instruments and Sabine O&G cannot determine with accuracy the timing of future loan advances, repayments or future interest rates to be charged.

(2)
Includes interest at a rate of 9.75% per annum, payable semi-annually on February 15 and August 15.

(3)
At September 30, 2014, Sabine O&G had one drilling rig under contract which expires in 2016 and two drilling rigs under contracts which expire in 2017. Any rig performing work for Sabine O&G is doing so on a well-by-well basis and therefore can be released without penalty at the conclusion of drilling on the current well. These types of drilling obligations have not been included in the table above. The values in the table represent the gross amounts that Sabine O&G is committed to pay. However, Sabine O&G will record in the financials its proportionate share based on its working interest.

(4)
Gas and condensate gathering agreements for the transportation and processing of natural gas and condensate covering certain properties in South Texas with contractually obligated annual minimum volume commitments of gas and condensate to deliver by September 22, 2024. Under the terms of the agreements, Sabine O&G is required to make annual deficiency payments for any shortfalls in delivering the minimum volumes under these commitments beginning in the third quarter.

Critical Accounting Policies, Estimates, Judgments, and Assumptions

Full Cost Method of Accounting

        We use the full cost method to account for our oil and natural gas activities. Under this method, all costs incurred in the acquisition, exploration and development of oil and natural gas properties are capitalized and accumulated into a cost center (the amortization base), whether or not the activities to which they apply are successful. This includes any internal costs that are directly related to acquisition, exploration and development activities but does not include any costs associated with production and general corporate activities, which are expensed in the period incurred. The capitalized costs of our oil and natural gas properties, plus an estimate of our future development and abandonment costs, are amortized on a unit-of-production method based on our estimate of reserves. Unevaluated costs are excluded from the full cost pool and are periodically considered for impairment. Upon evaluation or impairment, these costs are transferred to the full cost pool and amortized. Proceeds received from disposals are credited against accumulated cost except when the sale represents a significant disposal of reserves, in which case a gain or loss is calculated and recognized. The application of the full cost method generally results in higher capitalized costs and higher depletion rates compared to its alternative, the successful efforts method.

Oil and Gas Reserves Estimates

        Our estimates of proved reserves are based on the quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The accuracy of any reserves estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. For example, we must estimate the amount and timing of future operating costs, production and property taxes, development costs, and workover costs, all of which may in fact vary considerably from actual results. In addition, as oil, natural gas, and NGL prices that we are required to use pursuant to SEC regulations change from period-to-period, the estimate of proved reserves will also change and the change can be significant. Despite the inherent uncertainty in these engineering estimates, our reserves are used throughout our financial statements. For example, since we use the units-of- production method to amortize our oil and natural gas properties, the quantity of reserves could significantly impact our DD&A expense. Our oil and natural gas properties are also subject to a ceiling test limitation based in part on the quantity of our proved reserves. Finally, these reserves are the basis for our supplemental oil and gas disclosures.

        Reference should be made to "—Estimated Proved Reserves Associated with Sabine O&G Properties" under "Business and Properties," and "—Estimates of reserves and future net cash flows are not precise. The actual quantities of Sabine's reserves and future net cash flows may prove to be lower than estimated" under "Risk Factors."

Revenue Recognition

        The Company records revenues from the sales of oil, natural gas liquids and natural gas when produced, sold and collectability is ensured. The Company uses the entitlement method that requires revenue recognition for the Company's net revenue interest of sales from its properties. Accordingly, oil, natural gas liquids and natural gas sales are not recognized for deliveries in excess of the Company's net revenue interest, while oil, natural gas liquids and natural gas sales are recognized for any under delivered volumes. Production imbalances are generally recorded at estimated sales prices of the anticipated future settlements of the imbalances.

Goodwill

        Goodwill is tested for impairment on an annual basis as of October 1 of each year.

        The testing of goodwill for impairment is done via a two-step process. The first step of the process compares the fair value of the country-wide cost center with its carrying amount including goodwill. The fair value of the country-wide cost center will be determined by using a discounted cash flows model which relies primarily on Sabine's reserve data which include significant assumptions, judgments and estimates, as well as a calculated weighted average cost of capital ("WACC"), derived through analysis of the capital structures of selected peer companies and relevant statistical market data. When the fair value derived exceeds the carrying amount, no impairment is present and the test is concluded.

        When the carrying amount exceeds the fair value derived, the second step of the impairment test is performed to compare the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by assigning the fair value of a reporting unit to all of the assets and liabilities of the reporting unit as if the unit had been acquired in a business combination. The excess of fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Impairment is recognized for the amount of carrying value in excess of implied fair value, limited to the total carrying value of goodwill.

        Factors, such as significant decreases in commodity prices and unfavorable changes in the significant assumptions, judgments and estimates used to estimate reserves could result in a goodwill impairment charge. A goodwill impairment charge would have no effect on Sabine's liquidity or capital resources. However, it would adversely affect Sabine's results of operations in that period.

        Due to the significant judgments that go into the goodwill impairment test, as discussed above, there can be no assurance that our goodwill will not be impaired at any time in the future.

Fair Value of Derivative Instruments

        We use the income approach in determining the fair value of our derivative instruments, utilizing present value techniques for valuing our swaps and option-pricing models for valuing our collars, swaptions, and puts. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. The values we report in our financial statements change as these estimates are revised to reflect changes in market conditions or other factors, many of which are beyond our control.

        While not designated for hedge accounting, all of our market risk sensitive instruments were entered into for hedging purposes, rather than for speculative trading. All of our derivative instruments serve as economic hedges and are recorded at fair value with gains and losses recognized immediately in earnings. These marked-to market adjustments will produce a degree of earnings volatility that can be significant from period to period, but such adjustments will have no cash flow impact relative to changes in market prices. The impact to cash flow occurs upon settlement of the underlying contract.

Valuation of Deferred Tax Assets

        We use the asset and liability method of accounting for income taxes. Under this method, income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences). Income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on income tax assets and liabilities is included in earnings in the period in which the change is enacted. The book value of income tax assets is limited to the amount of the tax benefit that is more likely than not to be realized in the future.

        In assessing the need for a valuation allowance on our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. In making this assessment, we consider the scheduled reversal of deferred tax liabilities, available taxes in carryback periods, tax planning strategies, and projected future taxable income. If the ultimate realization of deferred tax assets is dependent upon future book income, assessing the need for, or the sufficiency of, a valuation allowance requires the evaluation of all available evidence, both negative and positive, as to whether it is more likely than not that a deferred tax asset will be realized.

Asset Retirement Obligations

        Forest has obligations to remove tangible equipment and restore locations at the end of the oil and natural gas production operations. Estimating the future restoration and removal costs, or asset retirement obligations ("ARO"), requires us to make estimates and judgments, because most of the obligations are many years in the future, and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs periodically change, as do regulatory, political, environmental, safety, and public relations considerations.

        Inherent in the calculation of the present value of our ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental, and political environments. To the extent future revisions to these assumptions impact the present value of the existing ARO liability, a corresponding adjustment is made to the oil and natural gas property balance. Increases in the discounted ARO liability resulting from the passage of time are reflected as accretion expense.

Off-Balance Sheet Arrangements

        From time to time, we enter into off-balance sheet arrangements and other transactions that can give rise to off-balance sheet obligations. As of December 31, 2013, the off-balance sheet arrangements and other transactions that we have entered into include (i) undrawn letters of credit, (ii) operating lease agreements, (iii) drilling commitments, and (iv) other contractual obligations for which we have recorded estimated liabilities on the balance sheet, but the ultimate settlement amounts are not fixed and determinable, such as derivative contracts, pension and other postretirement benefit obligations, and asset retirement obligations. We do not believe that any of these arrangements are reasonably likely to materially affect our liquidity or availability of, or requirements for, capital resources.

Surety Bonds

        In the ordinary course of our business and operations, we are required to post surety bonds from time to time with third parties, including governmental agencies. In addition, while we appeal the arbitration award in Forest Oil Corp., et al. v. El Rucio Land & Cattle Co., et al. (see "Business and Properties—Legal Proceedings"), we are required to post a supersedeas bond in the amount of $25 million. As of February 19, 2014, we had obtained this supersedeas bond and were subsequently required by the surety to obtain a letter of credit in the surety's favor in the amount of $25 million. We also have posted surety bonds from a number of insurance and bonding institutions covering certain of our current and former operations in the United States in the aggregate amount of approximately $35 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The primary objective of the following information is to provide forward-looking quantitative and qualitative information about potential exposure to market risk. The term "market risk" refers to the risk of loss arising from adverse changes in oil and natural gas and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how Sabine views and manages the Company's ongoing market risk exposures. All of the Company's market risk sensitive instruments were entered into for hedging purposes, rather than for speculative trading.

Commodity Price Risk and Hedges

        Sabine periodically enters into derivative positions on a portion of projected oil and natural gas production through a variety of financial and physical arrangements intended to manage fluctuations in cash flows resulting from changes in commodity prices. The Company typically uses swaps and options to mitigate commodity price risk.

        On September 30, 2014, Sabine O&G and Old Forest had open natural gas derivatives in a liability and asset position of $0.7 million and $6.7 million, respectively, totaling a fair value asset position of $6.0 million. A ten percent increase in natural gas prices would create a liability of approximately $29.4 million, while a ten percent decrease in prices would increase the asset by approximately $32.3 million. Sabine O&G and Old Forest also had open oil derivatives in an asset position of $5.7 million and $1.4 million, respectively, totaling a fair value of $7.1 million. A ten percent increase in oil prices would create a liability of approximately $27.3 million, while a ten percent decrease in prices would increase the asset by approximately $31.3 million. These fair value changes assume volatility based on prevailing market parameters at September 30, 2014. For additional discussion of how Sabine uses financial commodity derivative contracts to mitigate some of the potential negative impact on the Company's cash flow caused by changes in oil and natural gas prices, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Commodity Hedging Activities".

Interest Rate Risks

        At September 30, 2014 and December 31, 2013, Sabine O&G had indebtedness outstanding under the Legacy Sabine O&G Credit Facility of $574 million and $250 million, respectively. The average interest rate incurred on this indebtedness for the nine months ended September 30, 2014 and 2013 was approximately 2.3% and 2.5%, respectively.

        On December 14, 2012, Sabine O&G entered into a second lien term loan agreement with a syndicate of banks. As of September 30, 2014, Sabine O&G had indebtedness outstanding under the Term Loan Facility of $650 million which bears interest at a floating rate. The average interest rate incurred on this indebtedness for both the nine months ended September 30, 2014 and 2013 was approximately 8.8%. Interest is accrued on Eurodollar loans at a rate per annum equal to the Eurodollar rate, with a Eurodollar floor of 1.25%, plus an applicable margin of 750 basis points.

        As of September 30, 2014, Old Forest had indebtedness outstanding under its credit facility of $13.0 million and had used its credit facility for $2.0 million in letters of credit. As of December 31, 2013, there were no outstanding borrowings under the Old Forest credit facility and Old Forest had used its credit facility for $2.1 million in letters of credit. The average interest rate incurred on this indebtedness for the nine months ended September 30, 2014 and 2013 was approximately 3.1% and 1.8%, respectively.

        A 100 basis points increase in each of the average LIBOR rate and federal funds rate for the nine months ended September 30, 2014 and 2013 would have resulted in an estimated $8.1 million and

$7.2 million increase in interest expense for the nine months ended September 30, 2014 and 2013, respectively.

        Subsequent to September 30, 2014, Sabine entered into certain financing agreements and amendments in connection with the Combination. For a discussion of these subsequent events, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Sabine Oil & Gas Corporation—Other Recent Events—Combination-Related Financing Agreements and Amendments."

        Sabine does not currently have any derivatives in place to mitigate the effects of interest rate risk. The Company may implement an interest rate hedging strategy in the future.

Counterparty and Customer Credit Risk

        Sabine O&G's principal exposure to credit risk are through receivables resulting from commodity derivative instruments ($14.2 million at September 30, 2014), joint interest receivables ($33.1 million at September 30, 2014) and the sale of natural gas production ($63.1 million in receivables at September 30, 2014), which the Company markets to energy marketing companies, refineries and affiliates. Old Forest's principal exposure to credit risk are through receivables resulting from commodity derivative instruments ($8.6 million at September 30, 2014), joint interest receivables ($12.4 million at September 30, 2014), the sale of natural gas production ($16.2 million in receivables at September 30, 2014), which the Company markets to energy marketing companies, refineries and affiliates and other receivables ($9.7 million at September 30, 2014). Joint interest receivables arise from billing entities who own partial interest in the wells Sabine operates. These entities participate in the Company's wells primarily based on their ownership in leases on which the Company wishes to drill. Sabine can do very little to choose who participates in the Company's wells. The Company is also subject to credit risk due to concentration of natural gas receivables with several significant customers. Sabine does not require the Company's customers to post collateral. The inability or failure of Sabine's significant customers to meet their obligations to the Company or their insolvency or liquidation may adversely affect the Company's financial results.

Off-Balance Sheet Arrangements

        From time to time, we enter into off-balance sheet arrangements and other transactions that can give rise to off-balance sheet obligations. As of September 30, 2014, the off-balance sheet arrangements and other transactions that we have entered into include (i) undrawn letters of credit, (ii) operating lease agreements, (iii) drilling commitments, and (iv) other contractual obligations for which we have recorded estimated liabilities on the balance sheet, but the ultimate settlement amounts are not fixed and determinable, such as derivative contracts, pension and other postretirement benefit obligations, and asset retirement obligations. We do not believe that any of these arrangements are reasonably likely to materially affect our liquidity or availability of, or requirements for, capital resources.

Surety Bonds

        In the ordinary course of our business and operations, we are required to post bonds from time to time with third parties, including governmental agencies. In addition, while we appeal the arbitration award in Forest Oil Corp., et al. v. El Rucio Land & Cattle Co., et al. (see "Business and Properties—Legal Proceedings"), we are required to post a supersedeas bond in the amount of $25 million. As of February 19, 2014, we had obtained this supersedeas bond and were subsequently required by the surety to obtain a letter of credit in the surety's favor in the amount of $25 million. We also have posted surety bonds from a number of insurance and bonding institutions covering certain of our current and former operations in the United States in the aggregate amount of approximately $35 million.

 STOCKHOLDER PROPOSALS

        Sabine will hold a regular annual meeting of stockholders in 2015 regardless of whether the proposals contemplated herein are approved. Any stockholder of Sabine who desires to submit a proposal for action at the 2015 annual meeting of stockholders and wishes to have such proposal (a "Rule 14a-8 Proposal") included in Sabine's proxy materials, must submit such Rule 14a-8 Proposal to Sabine at its principal executive offices no later than November 26, 2014, unless Sabine notifies the stockholders otherwise. Only those Rule 14a-8 Proposals that are timely received by Sabine and proper for stockholder action (and otherwise proper) will be included in Sabine's proxy materials.

        Any stockholder of Sabine who desires to submit a proposal for action at the 2015 annual meeting of stockholders, but does not wish to have such proposal (a "Non-Rule 14a-8 Proposal") included in Sabine's proxy materials, must submit such Non-Rule 14a-8 Proposal to Sabine at its principal executive offices so that it is received between January 7, 2015 and February 6, 2015, unless Sabine notifies the stockholders otherwise. If a Non-Rule 14a-8 Proposal is not received by Sabine on or before                    , 2015, then Sabine intends to exercise its discretionary voting authority with respect to such Non-Rule 14a-8 Proposal. "Discretionary voting authority" is the ability to vote proxies that stockholders have executed and submitted to Sabine, on matters not specifically reflected in Sabine's proxy materials, and on which stockholders have not had an opportunity to vote by proxy.

        Written requests for inclusion of any stockholder proposal should be addressed to Sabine Oil & Gas Corporation, 1415 Louisiana Street, Suite 1600, Houston, Texas 77002, Attention: Secretary. The Company suggests that any such proposal be sent by certified mail, return receipt requested.

        The Nominating and Governance Committee will also consider any nominee recommended by stockholders for election at the annual meeting of stockholders to be held in 2015 if that nomination is submitted in writing, between January 7, 2015 and February 6, 2015, to Sabine Oil & Gas Corporation, 1415 Louisiana Street, Suite 1600, Houston, Texas 77002, Attention: Secretary.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        We currently have one class of voting securities outstanding. On January 20, 2015, there were 198,149,753 shares of our common stock outstanding, with each such share being entitled to one vote. The number of shares beneficially owned by each person is determined by SEC rules, and the information is not necessarily indicative of ownership for other purposes. Under these rules, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power, or has the right to acquire within 60 days.

Security Ownership of Beneficial Owners

        The following table sets forth information as of January 20, 2015 concerning persons known to Sabine to be the beneficial owner of more than 5% of outstanding shares of Sabine common stock. This information is based on information filed with the SEC and information provided to Sabine.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
First Reserve GP XI, Inc. One Lafayette Place Greenwich, CT 06830	118,862,874	(2)	50.0%	(3)
Saba Capital Management, L.P. 405 Lexington Avenue, 58th Floor New York, NY 10174	11,902,779	(4)	6.0%

(1)
Based on 198,149,753 shares of common stock outstanding as of January 20, 2015.

(2)
Includes up to 39,620,958 shares of Sabine common stock (that may be deemed pursuant to Rule 13d-3(d)(1) to be beneficially owned by the Reporting Persons) issuable upon conversion of shares of Sabine Series A preferred stock. As reported on a Schedule 13D filed on December 24, 2014, First Reserve GP XI, Inc. has shared voting power and shared dispositive power with respect to all 118,862,874 shares.

(3)
Calculated in accordance with Rule 13d-3(d)(1), based on 198,104,790 shares of Sabine common stock outstanding as of December 16, 2014 and a total of 39,620,958 shares of Sabine common stock (that may be pursuant to Rule 13d-3(d) to be beneficially owned by First Reserve GP XI, Inc.) issuable upon the conversion of shares of Sabine Series A preferred stock held by First Reserve GP XI, Inc.

(4)
As reported on a Schedule 13G filed on May 9, 2014, Saba Capital Management, L.P. has shared voting and shared dispositive power with respect to all 11,902,779 shares.

Security Ownership of Management

        The following table shows, as of January 20, 2015, the number of shares of Sabine common stock beneficially owned by Sabine's directors, the executive officers of Sabine named in the Summary

Compensation Table under the caption "Executive Compensation"; and all Sabine directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Common Stock Owned	Options Currently Exercisable Within 60 Days(1)	Total Beneficial Ownership	Percent of Class(2)
Thomas N. Chewning	0	0	0	0
Alex T. Krueger	0	0	0	0
Cheryl R. Levesque	618,530	0	618,530	*
R. Todd Levesque	634,189	0	634,189	*
Michael D. Magilton, Jr.	0	0	0	0
Patrick R. McDonald(3)	2,000	0	2,000	*
Duane C. Radtke	0	0	0	0
David J. Sambrooks	1,102,942	0	1,102,942	*
Brooks M. Shughart	0	0	0	*
Timothy D. Yang	515,512	0	515,512	*
John Yearwood	0	0	0	0
All current directors and executive officers as a group (11 persons, each named above)	2,873,173	0	2,873,173	1.5%

*
The percentage of shares beneficially owned does not exceed one percent of the outstanding shares of the class.

(1)
Reflects the number of shares that could be acquired by March 22, 2015 through the exercise of stock options under the terms of Sabine's stock plans and option agreements.

(2)
Based on 198,149,753 shares of common stock outstanding as of January 20, 2015.

(3)
Mr. McDonald's shares are owned indirectly through McDonald Energy, LLC. Mr. McDonald owns 100% of the LLC.

 EXPERTS

        The consolidated financial statements of Sabine O&G as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph relating to the restatement of the 2012 consolidated financial statements as discussed in Note 2 to the consolidated financial statements). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Sabine O&G for the year ended December 31, 2011 included in this proxy statement/prospectus have been included in reliance on the report (which contains an explanatory paragraph relating to the Company's restatement of its financial statements as described in note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Old Forest as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included elsewhere in this proxy statement/prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Old Forest's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        Estimates of Sabine O&G's oil and natural gas reserves, related future net cash flows and the present values thereof related to Sabine O&G's properties as of December 31, 2013 included elsewhere in this document were based in part upon reserve reports prepared by independent petroleum engineers, Ryder Scott Company, L.P. Sabine Holdings has included these estimates in reliance on the authority of such firms as experts in such matters.

        Estimates of Sabine O&G's oil and natural gas reserves, related future net cash flows and the present values thereof related to Sabine O&G's properties as of December 31, 2012 and 2011 included elsewhere in this document were based in part upon reserve reports prepared by independent petroleum engineers, Miller and Lents, Ltd. Sabine Holdings has included these estimates in reliance on the authority of such firms as experts in such matters.

        Estimates of Old Forest's oil and natural gas reserves, related future net cash flows and the present values thereof related to Old Forest's properties as of December 31, 2013, 2012 and 2011 included elsewhere in this document were based in part upon reserve reports prepared by independent petroleum engineers, DeGolyer and MacNaughton. Old Forest has included these estimates in reliance on the authority of such firms as experts in such matters.

 GLOSSARY OF OIL AND GAS TERMS

        The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this proxy statement/prospectus:

        Bcf.    One billion cubic feet of natural gas.

        Bcfe.    One billion cubic feet of natural gas equivalent.

        BBbl.    One billion barrels of crude oil or other liquid hydrocarbons.

        Bbl.    One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

        Boe.    Barrels of oil equivalent in which six Mcf of natural gas equals one Bbl of oil. This ratio does not assume price equivalency and, given price differentials, the price for a barrel of oil equivalent for natural gas may differ significantly from the price for a barrel of oil.

        Boe/d.    Barrels of oil equivalent per day.

        Development well.    A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

        Gas.    Natural gas.

        Mbbl.    One thousand barrels of oil or other liquid hydrocarbons.

        Mcf.    One thousand cubic feet of gas.

        Mcfe.    One thousand cubic feet of gas equivalent.

        Mmbbl.    One million barrels of crude oil or other liquid hydrocarbons.

        MMBoe.    One million barrels of oil equivalent.

        Mmbtu.    One million British Thermal units. One British thermal unit is the amount of heat required to raise the temperature of one pound of water to one degree Fahrenheit.

        Mmcf.    One million cubic feet of gas.

        Mmcfe.    One million cubic feet of gas equivalent.

        Mmcfe/d.    One million cubic feet of gas equivalent per day.

        NGLs, natural gas liquids or liquids.    Components of natural gas that are separated from the gas state in the form of liquids. These include propane, butane, and ethane, among others.

        Net revenue interest.    An owner's share of petroleum after satisfaction of all royalty and other non-cost bearing interests.

        Oil.    Crude oil, condensate and natural gas liquids.

        Operator.    The individual or company responsible for the exploration and/or exploitation and/or production of an oil or gas well or lease.

        Proved developed reserves.    Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

        Proved reserves.    Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of the reservoir considered as proved includes (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons ("LKH"), as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil ("HKO"), elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

        Royalty.    An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

        Spot market price.    The price for a one-time open market transaction for immediate delivery of a specific quantity of product at a specific location where the commodity is purchased "on the spot" at current market rates.

        Tcfe.    One trillion cubic feet of gas equivalent.

        3-D Seismic.    Advanced technology method of detecting accumulations of hydrocarbons identified through a three-dimensional picture of the subsurface created by the collection and measurement of the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

        Working interest.    An interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

INDEX TO FINANCIAL STATEMENTS

Page
Annual Financial Statements of Sabine Oil & Gas LLC
Report of Independent Registered Public Accounting Firm—Deloitte & Touche LLP	F-2
Report of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP	F-3
Consolidated Balance Sheets as of December 31, 2013 and 2012	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2013, 2012 and 2011	F-5
Consolidated Statement of Member's Capital for the Years Ended December 31, 2013, 2012 and 2011	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011	F-7
Notes to Consolidated Financial Statements	F-8
Annual Financial Statements of Forest Oil Corporation
Report of Independent Registered Public Accounting Firm—Ernst & Young LLP	F-47
Consolidated Balance Sheets as of December 31, 2013 and 2012	F-48
Consolidated Statements of Operations for the Years Ended December 31, 2013, 2012 and 2011	F-49
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013, 2012 and 2011	F-50
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2013, 2012 and 2011	F-51
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011	F-52
Notes to Consolidated Financial Statements	F-53
Interim Financial Statements—Sabine Oil & Gas LLC
Condensed Consolidated Balance Sheets (Unaudited) for September 30, 2014 and December 31, 2013	F-110
Condensed Consolidated Statements of Operations (Unaudited) for the Three Months Ended September 30, 2014 and 2013 and the Nine Months Ended September 30, 2014 and 2013	F-111
Condensed Consolidated Statement of Member's Capital (Unaudited) for September 30, 2014, December 31, 2013 and December 31, 2012	F-112
Condensed Consolidated Statements of Cash Flows (Unaudited) for the Nine Months Ended September 30, 2014 and 2013	F-113
Notes to Condensed Consolidated Financial Statements	F-114
Interim Financial Statements—Forest Oil Corporation
Condensed Consolidated Balance Sheets (Unaudited) for September 30, 2014 and December 31, 2014	F-139
Condensed Consolidated Statements of Operations (Unaudited) for the Three Months Ended September 30, 2014 and 2013 and the Nine Months Ended September 30, 2014 and 2013	F-140
Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited) for the Three Months Ended September 30, 2014 and 2013 and the Nine Months Ended September 30, 2014 and 2013	F-141
Condensed Consolidated Statement of Shareholders' Equity (Deficit) (Unaudited) for September 30, 2014 and December 31, 2013	F-142
Condensed Consolidated Statements of Cash Flows (Unaudited) for the Nine Months Ended September 30, 2014 and 2013	F-143
Notes to Condensed Consolidated Financial Statements	F-144

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sabine Oil & Gas LLC
Houston, Texas

        We have audited the accompanying consolidated balance sheets of Sabine Oil & Gas LLC and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, member's capital, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sabine Oil & Gas LLC and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the accompanying 2012 consolidated financial statements have been restated to correct errors.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 31, 2014

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of Sabine Oil & Gas LLC

        In our opinion, the accompanying consolidated statements of operations, of member's capital and of cash flows for the year ended December 31, 2011 present fairly, in all material respects, the results of operations and cash flows of Sabine Oil & Gas LLC (formerly known as NFR Energy LLC) for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        As described in Note 2 to the financial statements, the 2011 financial statements have been restated to correct an error. Our opinion is not modified with regard to this matter.

/s/ PRICEWATERHOUSECOOPERS LLP

Houston, Texas

March 31, 2013, except with respect to our opinion on the consolidated financial statements insofar as it relates to the Restatement of Previously Issued Financial Statements as described in Note 2, as to which the date is March 31, 2014.

Consolidated Financial Statements

Sabine Oil & Gas LLC

Consolidated Balance Sheets

As of December 31, 2013 and 2012

	December 31, 2013	December 31, 2012
	(in thousands)
		(As Restated)
Assets
Current assets:
Cash and cash equivalents	$11,821	$6,193
Accounts receivable, net	71,384	33,190
Prepaid expenses and other current assets	2,910	3,618
Derivative instruments	7,806	54,855
Other short term assets	—	515

Total current assets	93,921	98,371

Property, plant and equipment:
Oil and natural gas properties (full cost method)
Proved	3,204,317	2,825,430
Unproved	208,823	332,898
Gas gathering and processing equipment	19,577	15,564
Office furniture and fixtures	11,167	9,262

	3,443,884	3,183,154
Accumulated depletion, depreciation and amortization	(2,063,842)	(1,926,944)

Total property, plant and equipment, net	1,380,042	1,256,210

Other assets:
Derivative instruments	4,332	1,651
Deferred financing costs, net	26,502	29,827
Goodwill	173,547	173,547
Other long term assets	375	953

Total other assets	204,756	205,978

Total assets	$1,678,719	$1,560,559

Liabilities and member's capital
Current liabilities:
Accounts payable—trade	$16,148	$3,074
Royalties payable	33,964	8,814
Accrued interest payable	23,891	15,523
Accrued exploration and development	75,819	23,281
Accrued operating expenses and other	47,602	31,102
Derivative instruments	11,625	3,875
Other short term liabilities	278	251

Total current liabilities	209,327	85,920

Long term liabilities:
Credit facility	250,000	405,000
Term loan	645,272	490,127
Senior notes	348,040	347,411
Asset retirement obligation	13,798	13,580
Derivative instruments	11,272	18,017
Other long term liabilities	—	71

Total long term liabilities	1,268,382	1,274,206

Commitments and contingencies
Member's capital
Member's capital	1,523,008	1,533,008
Accumulated deficit	(1,321,998)	(1,332,575)

Total member's capital	201,010	200,433

Total liabilities and member's capital	$1,678,719	$1,560,559

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements

Sabine Oil & Gas LLC

Consolidated Statements of Operations

For the Years Ended December 31, 2013, 2012 and 2011

	For the Year Ended December 31,
	2013	2012	2011
		(in thousands)
		(as restated)	(as restated)
Revenues
Oil, natural gas liquids and natural gas	$354,223	$177,422	$201,421
Other	755	24	131

Total revenues	354,978	177,446	201,552

Operating expenses
Lease operating	42,491	41,011	27,113
Workover	2,160	2,638	2,903
Marketing, gathering, transportation and other	17,567	17,491	16,149
Production and ad valorem taxes	17,824	4,400	7,775
General and administrative	27,469	21,434	23,546
Depletion, depreciation and amortization	137,068	91,353	75,424
Gain on bargain purchase	—	—	(99,548)
Accretion	952	862	628
Impairments	1,125	664,438	4,192

Total operating expenses	246,656	843,627	58,182

Other income (expenses)
Interest expense, net of capitalized interest	(99,471)	(49,387)	(39,632)
Gain on derivative instruments	814	29,267	71,834
Other income (expenses)	912	(498)	(389)

Total other income (expenses)	(97,745)	(20,618)	31,813

Net income (loss) including noncontrolling interests	10,577	(686,799)	175,183
Less: Net income (loss) applicable to noncontrolling interests	—	17	(117)

Net income (loss) applicable to controlling interests	$10,577	$(686,782)	$175,066

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements

Sabine Oil & Gas LLC

Consolidated Statement of Member's Capital

For the Years ended December 31, 2013, 2012 and 2011

(in thousands)

	Member's Capital
			Amounts Receivable from Member	Accumulated Deficit	Noncontrolling Interests	Total Member's Capital
	Units	Value
Balance as of December 31, 2010—(as restated)	1,067	$1,065,183	$(150)	$(820,859)	$3,035	$247,209

Member's contributions	203	203,000	—	—	—	203,000
Amounts receivable from member	—	—	109	—	—	109
Distributions—noncontrolling interests	—	—	—	—	(888)	(888)
Distributions to member for state tax withholding	—	(485)	—	—	—	(485)
Net income applicable to controlling interests	—	—	—	175,066	—	175,066
Net income applicable to noncontrolling interests	—	—	—	—	117	117

Balance as of December 31, 2011—(as restated)	1,270	$1,267,698	$(41)	$(645,793)	$2,264	$624,128

Member's contributions	88	87,467	—	—	—	87,467
In-kind contributions	178	178,000	—	—	—	178,000
Amounts receivable from member	—	—	41	—	—	41
Distributions—noncontrolling interests	—	—	—	—	(175)	(175)
Distributions to member for state tax withholding	—	(157)	—	—	—	(157)
Sale of noncontrolling interests	—	—	—	—	(2,072)	(2,072)
Net loss applicable to controlling interests	—	—	—	(686,782)	—	(686,782)
Net loss applicable to noncontrolling interests	—	—	—	—	(17)	(17)

Balance as of December 31, 2012—(as restated)	1,536	$1,533,008	$—	$(1,332,575)	$—	$200,433

Distributions to member	—	(10,000)	—	—	—	(10,000)
Net income	—	—	—	10,577	—	10,577

Balance as of December 31, 2013	1,536	$1,523,008	$—	$(1,321,998)	$—	$201,010

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Financial Statements

Sabine Oil & Gas LLC

Consolidated Statements of Cash Flows

For the Years ended December 31, 2013, 2012 and 2011

	For the Year Ended December 31,
	2013	2012	2011
		(in thousands)
		(as restated)	(as restated)
Cash flows from operating activities:
Net income (loss), including noncontrolling interest	$10,577	$(686,799)	$175,183
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation and amortization	137,068	91,353	75,424
Impairments	1,125	664,438	4,192
Loss on sale of asset	—	651	600
Accretion expense	952	862	628
Accrued interest expense	10,328	2,372	1,458
Amortization of deferred rent	(249)	(532)	(38)
Amortization of deferred financing costs	9,587	4,020	2,817
(Gain) loss on derivative instruments	46,545	75,735	(1,272)
Amortization of option premiums	(1,171)	(56)	—
Amortization of prepaid expenses	4,787	2,546	2,482
Gain on bargain purchase	—	—	(99,548)
Non cash distribution to member	—	(157)	(485)
Working capital and other changes:
Increase in accounts receivable	(38,195)	(8,431)	(8,855)
Increase in other assets	(7,248)	(5,811)	(6,713)
Increase in accounts payable, royalties payable and accrued liabilities	43,092	3,975	13,159

Net cash provided by operating activities	217,198	144,166	159,032

Cash flows from investing activities:
Oil and gas property additions	(360,080)	(170,970)	(292,648)
Oil and gas property acquisitions	—	(559,066)	(385,218)
Cash received from insurance proceeds	604	12,680	—
Gas processing equipment additions	(4,014)	(5,409)	(3,810)
Other asset additions	(2,075)	(384)	(2,952)
Cash received from sale of assets	171,756	35,764	3,706

Net cash used in investing activities	(193,809)	(687,385)	(680,922)

Cash flows from financing activities:
Borrowings under senior secured revolving credit facility	193,000	123,000	584,500
Borrowings under second lien term loan	153,500	490,000	—
Debt repayments for the senior secured revolving credit facility	(348,000)	(136,000)	(260,500)
Deferred financing costs	(6,261)	(19,227)	(4,462)
Member's contributions	—	87,508	203,109
Distributions—noncontrolling interests	—	(175)	(888)
Distributions to member	(10,000)	—	—

Net cash provided by (used in) financing activities	(17,761)	545,106	521,759

Net increase (decrease) in cash and cash equivalents	5,628	1,887	(131)
Cash and cash equivalents, beginning of period	6,193	4,306	4,437

Cash and cash equivalents, end of period	$11,821	$6,193	$4,306

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

        Effective December 19, 2012, NFR Energy LLC was renamed Sabine Oil & Gas LLC ("Sabine" or "the Company"). Sabine was established as a Delaware limited liability company in late 2006 to invest in oil and natural gas exploration opportunities within the onshore U.S. market. Sabine is wholly owned by Sabine Oil & Gas Holdings II LLC, a Delaware limited liability company ("Holdings II" or "Member"), which is wholly owned by Sabine Oil & Gas Holdings LLC, a Delaware limited liability company ("Holdings"). Sabine's sole membership interest is owned by Holdings. Currently, affiliates of First Reserve Corporation ("First Reserve"), own approximately 99.76% of the common equity interests of Holdings and the remaining interests are owned by certain members of Sabine's management and board of representatives.

        Sabine operates in the exploration and production segment of the energy industry and is pursuing development and exploration projects in a variety of forms including operated and non-operated working interests, joint ventures, farm-outs, and acquisitions, in both conventional and unconventional resources. Sabine is a holding company which conducts its operations through its subsidiaries, which own the operating assets of Sabine.

2. Significant Accounting Policies

Basis of Presentation

        Sabine presents its consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying consolidated financial statements include Sabine and its subsidiaries. All intercompany transactions have been eliminated.

Restatement of Previously Issued Financial Statements

        Sabine is restating its financial statements for the years ended December 31, 2012 and 2011 with respect to the accounting and disclosures for certain derivative financial transactions under Accounting Standards Codification Topic 815, Derivatives and Hedging ("ASC 815"). Sabine determined that the documentation it had prepared to support its initial hedge designations for effectiveness in connection with Sabine's oil and natural gas hedging program was not compliant with the technical documentation requirements to qualify for cash flow hedge accounting treatment in accordance with ASC 815, and as a result, Sabine was not permitted to utilize hedge accounting treatment in the preparation of its financial statements.

        Under ASC 815, the fair value of hedge contracts is recognized in Sabine's Consolidated Balance Sheets as an asset or liability, as the case may be, and the amounts received or paid under the hedge contracts are reflected in earnings during the period in which the underlying production occurs. If the hedge contracts qualify for cash flow hedge accounting treatment, the fair value of the hedge contract that is effective in offsetting changes in expected cash flows (the effective portion) is recorded in "Accumulated other comprehensive income," and the effective portion of the changes in the fair value do not affect net income in the period. The portion of the change in fair value of the qualified derivative instrument that is not effective in offsetting changes in expected cash flows (the ineffective portion), as well as any amount excluded from the assessment of the effectiveness of the derivative instruments, are recognized in earnings. If the hedge contract does not qualify for hedge accounting treatment, the change in the fair value of the hedge contract is reflected in earnings during the period as a "Gain (loss) on derivatives" within revenues on the Consolidated Statements of Operations. Under the cash flow hedge accounting treatment used by Sabine, the effective portion of the fair value of the hedge contracts was recognized in the Consolidated Balance Sheets with the offsetting gain or loss

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

recorded initially in "Accumulated other comprehensive income" and later reclassified through earnings when the hedged production impacted earnings. The ineffective portion of the designated derivative instruments was recognized in "Gain on derivative instruments" within Other income (expenses) on the Consolidated Statements of Operations. As a result of the determination that the designation documentation failed to meet the requirements necessary to utilize cash flow hedge accounting treatment, any gain or loss resulting from changes in fair value should have been recorded in the Consolidated Statements of Operations as a component of earnings. Sabine previously recognized gains and losses resulting from the settlement of its designated derivative financial instruments as a component of revenues, and has reclassified gains of $107.4 million in 2012 and $72.5 million in 2011 to "Gain on derivative instruments" within Other income (expenses) as a result of eliminating hedge accounting. In addition, Sabine reclassified $67.8 million of losses and $25.1 million of gains in 2012 and 2011, respectively, from "Accumulated other comprehensive income" to "Gain on derivative instruments" within Other income (expenses). Because the derivatives did not qualify for hedge accounting, the inclusion of hedge value for designated contracts in the full cost ceiling calculation at all balance sheet dates when the ceiling test was performed was not appropriate. Thus, Sabine's full cost ceiling calculations were revised and resulted in restatements to increase impairment expense recognized in earlier periods and reductions to Sabine's ceiling test impairment expense of $62.0 million and $25.7 million in 2012 and 2011, respectively, as well as requiring restatements to decrease depletion expense by $4.5 million and $6.8 million in 2012 and 2011, respectively.

        Additionally, Sabine is restating its financial statements for the year ended December 31, 2012 with respect to reversing the $14.5 million bargain purchase gain recognized for its December 17, 2012 acquisition of certain oil and natural gas properties in South Texas. Sabine reduced the fair value allocated to the oil and gas properties acquired to reflect the consideration paid which was a reflection of market participants and similar transactions in the same period. The impact of this restatement was considered regarding the full cost ceiling calculation at December 31, 2012 for adjustment to impairment expense of $14.3 million and depletion expense of $0.2 million. Factors that gave rise to bargain purchase gains in 2011 were not present in 2012.

        Certain other reclassifications have been made to prior periods. These reclassifications include the correction of pricing differentials of $3.7 million and $3.6 million in 2012 and 2011, respectively, which were previously reported as "Marketing, gathering, transportation and other" costs and are currently reported as "Oil, natural gas liquids and natural gas" revenues as a reflection of realized pricing, as well a $9.9 million reclassification of loss from "Loss on sale of assets" to "Impairments" in 2012. These reclassifications also include a $5.1 million correction of the classification of Sabine's option premiums previously reported as "Other short term liabilities" and "Other long term liabilities" and currently reported as short term and long term derivatives assets in accordance with netting requirements. These reclassifications have no impact on previously reported net income and management believes they are immaterial to previously reported financial information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        The following table represents the impact of this restatement on relevant financial statement line items in Sabine's Consolidated Balance Sheet:

	December 31, 2012
	As Reported	Adjustments	As Restated
		(in thousands)
Assets
Property, plant and equipment:
Oil and natural gas properties (full cost method)
Proved	$2,839,900	$(14,470)	$2,825,430
Accumulated depletion, depreciation and amortization	(1,851,998)	(74,946)	(1,926,944)
Other assets:
Derivative instruments	6,731	(5,080)	1,651

Total assets	$1,655,055	$(94,496)	$1,560,559

Liabilities and member's capital
Long term liabilities:
Other long term liabilities	$5,151	$(5,080)	$71
Member's capital:
Accumulated deficit	(1,306,203)	(26,372)	(1,332,575)
Accumulated other comprehensive income	63,044	(63,044)	—

Total liabilities and member's capital	$1,655,055	$(94,496)	$1,560,559

        The following table represents the impact of this restatement on relevant financial statement line items in Sabine's Consolidated Statements of Operations:

	Year ended December 31, 2012
	As Reported	Adjustments	As Restated
	(in thousands)
Revenues
Oil, natural gas liquids and natural gas	$181,098	$(3,676)	$177,422
Gain on derivative instruments	107,374	(107,374)	—

Total revenues	288,496	(111,050)	177,446

Operating expenses
Marketing, gathering, transportation and other	21,167	(3,676)	17,491
Depletion, depreciation and amortization	96,096	(4,743)	91,353
Gain on bargain purchase	(14,470)	14,470	—
Impairments	730,916	(66,478)	664,438
Loss on sale of assets	9,880	(9,880)	—

Total operating expenses	913,934	(70,307)	843,627

Other income (expenses)
Gain (loss) on derivative instruments	(10,312)	39,579	29,267

Total other income (expenses)	(60,197)	39,579	(20,618)

Net loss including noncontrolling interests	(685,635)	(1,164)	(686,799)

Net loss applicable to controlling interests	$(685,618)	$(1,164)	$(686,782)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

	Year ended December 31, 2011
	As Reported	Adjustments	As Restated
	(in thousands)
Revenues
Oil, natural gas liquids and natural gas	$204,989	$(3,568)	$201,421
Gain on derivative instruments	72,517	(72,517)	—

Total revenues	277,637	(76,085)	201,552

Operating expenses
Marketing, gathering, transportation and other	19,717	(3,568)	16,149
Depletion, depreciation and amortization	82,178	(6,754)	75,424
Impairments	29,921	(25,729)	4,192

Total operating expenses	94,233	(36,051)	58,182

Other income (expenses)
Gain (loss) on derivative instruments	(25,799)	97,633	71,834

Total other income (expenses)	(65,820)	97,633	31,813

Net income including noncontrolling interests	117,584	57,599	175,183

Net income applicable to controlling interests	$117,467	$57,599	$175,066

        The following table represents the impact of this restatement on relevant financial statement line items in Sabine's Consolidated Statement of Member's Capital:

Sabine Oil and Gas LLC
Consolidated Statement of Member's Capital

	Member's Capital
			Amounts Receivable from Member	Accumulated Deficit	Other Comprehensive Income (loss)	Noncontrolling Interests	Total Member's Capital
	Units	Value
Balance as of December 31, 2010—(as reported)	1,067	$1,065,183	$(150)	$(738,052)	$105,722	$3,035	$435,738
Adjustments to comprehensive loss:
Net loss applicable to controlling interests	—	—	—	(82,807)	—	—	(82,807)
Unrealized loss on derivative contracts	—	—	—	—	(105,722)	—	(105,722)
Total

Balance as of December 31, 2010—(as restated)	1,067	$1,065,183	$(150)	$(820,859)	$—	$3,035	$247,209

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

	Member's Capital
			Amounts Receivable from Member	Accumulated Deficit	Other Comprehensive Income (loss)	Noncontrolling Interests	Total Member's Capital
	Units	Value
Balance as of December 31, 2011—(as reported)	1,270	$1,267,698	$(41)	$(620,585)	$130,837	$2,264	$780,173
Adjustments to comprehensive loss:
Net loss applicable to controlling interests	—	—	—	(25,208)	—	—	(25,208)
Unrealized loss on derivative contracts	—	—	—	—	(130,837)	—	(130,837)
Total

Balance as of December 31, 2011—(as restated)	1,270	$1,267,698	$(41)	$(645,793)	$—	$2,264	$624,128

	Member's Capital
			Amounts Receivable from Member	Accumulated Deficit	Other Comprehensive Income (loss)	Noncontrolling Interests	Total Member's Capital
	Units	Value
Balance as of December 31, 2012—(as reported)	1,536	$1,533,008	$—	$(1,306,203)	$63,044	$—	$289,849
Adjustments to comprehensive loss:
Net loss applicable to controlling interests	—	—	—	(26,372)	—	—	(26,372)
Unrealized loss on derivative contracts	—	—	—	—	(63,044)	—	(63,044)
Total

Balance as of December 31, 2012—(as restated)	1,536	$1,533,008	$—	$(1,332,575)	$—	$—	$200,433

        The following table represents the impact of this restatement on relevant financial statement line items in Sabine's Consolidated Statements of Cash Flows:

	Year ended December 31, 2012
	As Reported	Adjustments	As Restated
	(in thousands)
Cash flows from operating activities:
Net loss, including noncontrolling interest	$(685,635)	$(1,164)	$(686,799)
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation and amortization	96,096	(4,743)	91,353
Impairments	730,916	(66,478)	664,438
Loss on sale of asset	10,531	(9,880)	651
Loss on derivative instruments	7,940	67,795	75,735
Gain on bargain purchase	(14,470)	14,470	—

Net cash provided by operating activities	$144,166	$—	$144,166

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

	Year ended December 31, 2011
	As Reported	Adjustments	As Restated
	(in thousands)
Cash flows from operating activities:
Net income, including noncontrolling interest	$117,584	$57,599	$175,183
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation and amortization	82,178	(6,754)	75,424
Impairments	29,921	(25,729)	4,192
(Gain) loss on derivative instruments	23,844	(25,116)	(1,272)

Net cash provided by operating activities	$159,032	$—	$159,032

Cash and Cash Equivalents

        All highly liquid investments purchased with an initial maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

        Sabine's significant receivables are comprised of oil and natural gas revenue receivables. The amounts are due from a limited number of entities; therefore, the collectability is dependent upon the general economic conditions of a few purchasers. Sabine regularly reviews collectability and establishes the allowance for doubtful accounts as necessary using the specific identification method. The receivables are not collateralized.

        Derivative instruments subject Sabine to a concentration of credit risk (see Note 8).

Inventory

        Inventory, which is included in "Prepaid expenses and other current assets" on Sabine's Consolidated Balance Sheets, consists principally of tubular goods, spare parts, and equipment used in Sabine's drilling operations. The inventory balance, net of impairments, was $0.7 million and $1.6 million as of December 31, 2013 and 2012, respectively. Inventory is stated at the lower of weighted average cost or market. Under this method, impairments relating to obsolete inventory were $1.1 million; $1.2 million and $1.4 million for the years ended December 31, 2013, 2012 and 2011, respectively, and are included in "Impairments" in the Consolidated Statements of Operations.

Oil and Natural Gas Properties and Equipment

        Sabine uses the full cost method of accounting for its investment in oil and natural gas properties. Under this method, Sabine capitalizes all acquisition, exploration, and development costs incurred for the purpose of finding oil and natural gas reserves, including salaries, benefits, and other internal costs directly attributable to these activities. Sabine capitalized $6.6 million, $2.7 million and $3.5 million of internal costs during the years ended December 31, 2013, 2012 and 2011, respectively. Costs associated with production and general corporate activities are expensed in the period incurred. Sabine also includes the present value of its dismantlement, restoration and abandonment costs within the capitalized oil and natural gas property balance (see "Asset Retirement Obligation" below). Unless a significant portion of Sabine's proved reserve quantities is sold (greater than 25%), proceeds from the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

sale of oil and natural gas properties are accounted for, as a reduction to capitalized costs, and gains and losses are not recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and natural gas.

        Depletion of proved oil and natural gas properties is computed using the units-of-production method based upon estimated proved oil and natural gas reserves. The costs of unproved properties are withheld from the depletion base until such time as they are either developed or abandoned. Unproved properties are reviewed on a quarterly basis for impairment, and if impaired, are reclassified to proved properties and included in the ceiling test and depletion calculations.

        Under the full cost method of accounting, a ceiling test is performed on a quarterly basis. The full cost ceiling test is an impairment test prescribed by SEC Regulation S-X Rule 4-10. The ceiling test determines a limit on the book value of oil and natural gas properties. The capitalized costs of proved oil and natural gas properties, net of "Accumulated depletion, depreciation and amortization" ("accumulated DD&A") on Sabine's Consolidated Balance Sheets, may not exceed the estimated future net cash flows from proved oil and natural gas reserves, excluding future cash outflows associated with settling asset retirement obligations that have been accrued on Sabine's Consolidated Balance Sheets, using the unweighted average first-day-of-the-month prices for the prior twelve month period ended December 31, 2013 and 2012 (adjusted for quality and basis differentials), held flat for the life of production, discounted at 10%, plus the cost of unevaluated properties and major development projects excluded from the costs being amortized. If capitalized costs exceed this limit, the excess is charged to expense and reflected as accumulated DD&A.

        For the year ended December 31, 2013 Sabine did not recognize an impairment for the carrying value of proved oil and natural gas properties in excess of the ceiling limitation. For the year ended December 31, 2012 Sabine recognized an impairment of $641.8 million for the carrying value of proved oil and natural gas properties in excess of the ceiling limitation mostly as a result of the decline of oil and natural gas prices. For the year ended December 31, 2011 Sabine did not recognize an impairment for the carrying value of proved oil and natural gas properties in excess of the ceiling limitation. The average of the unweighted first day of the month prices for the prior twelve month period ended December 31, 2013 was $3.67 per Mcf for natural gas. Additionally, the average of the unweighted first day of the month prices for the prior twelve month period ended December 31, 2013 was $96.78 per Bbl for oil. As of December 31, 2013, the ceiling limitation exceeded the carrying value of proved oil and natural gas properties by approximately $201 million. Sabine could have a reduction in its asset carrying value for oil and natural gas properties if the average of the unweighted first day of the month natural oil and natural gas prices for the prior twelve month periods declines.

        Gathering assets and related facilities, certain other property and equipment, and furniture and fixtures are depreciated using the straight-line method based on the estimated useful lives of the respective assets, generally ranging from 3 to 30 years. These assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is then recognized if the carrying amount is not recoverable and exceeds fair value. No impairment charge for gas gathering and processing equipment was recorded in the year ended December 31, 2013. In 2012, Sabine recorded impairment charges for gas gathering and processing equipment of $21.4 million based on expected present value and estimated future cash flows using current volume throughput and pricing assumptions, for properties which were subsequently sold in August 2012. No impairment charge for gas gathering and processing equipment was recorded in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

year ended December 31, 2011. Leasehold improvements are amortized over the shorter of their economic lives or the lease term. Repairs and maintenance costs are expensed in the period incurred.

        Sabine's depletion, depreciation and amortization ("DD&A") expense on its oil and natural gas properties is calculated each quarter utilizing period end reserve quantities. For the years ended December 31, 2013, 2012 and 2011, Sabine recorded $134.2 million, $87.6 million and $71.2 million, respectively, of depletion on oil and natural gas properties. As a rate of production, depletion was $2.10 per Mcfe, $1.80 per Mcfe and $1.61 per Mcfe for the years ended December 31, 2013, 2012 and 2011, respectively.

        For the years ended December 31, 2013 and 2012, Sabine received insurance proceeds of $0.6 million and $12.7 million, respectively, which were netted with the replacement costs recognized in oil and natural gas properties. Insurance proceeds were received as the result of control of well events during drilling or completion operations in East Texas. No insurance proceeds were received for the year ended December 31, 2011.

Capitalized Interest

        Sabine capitalizes interest costs to oil and natural gas properties on expenditures made in connection with exploration and development projects that are not subject to current depletion. Interest is capitalized only for the period that activities are in progress to bring these projects to their intended use. Sabine capitalized $13.0 million, $4.3 million and $5.9 million of interest during the years ended December 31, 2013, 2012 and 2011, respectively.

Leases

        Sabine accounts for leases with escalation clauses and rent holidays on a straight-line basis. The deferred rent expense liability associated with future lease commitments is reported under the caption "Other short term liabilities" on Sabine's Consolidated Balance Sheets.

Derivative Instruments and Hedging Activities

        Sabine uses derivative financial instruments to achieve a more predictable cash flow from its oil and natural gas production by reducing its exposure to price fluctuations. Such derivative instruments, which are placed with major financial institutions who are participants in Sabine's Credit Facility (see Note 5) that Sabine believes are minimal credit risks, may take the form of forward contracts, futures contracts, swaps, options, or basis swaps.

        At December 31, 2013, substantially all of Sabine's oil and natural gas derivative contracts are settled based upon reported New York Mercantile Exchange ("NYMEX") prices. Sabine's derivative contracts are with multiple counterparties to minimize Sabine's exposure to any individual counterparty, and Sabine has netting arrangements with all of its counterparties that provide for offsetting payables against receivables from separate hedging arrangements with that counterparty. The oil and natural gas reference prices, upon which the commodity derivative contracts are based, reflect various market indices that have a generally high degree of historical correlation with actual prices received by Sabine for its oil and natural gas production. Sabine's fixed-price swap and option agreements are used to fix the sales price for Sabine's anticipated future oil and natural gas production. Upon settlement, Sabine receives a fixed price for the hedged commodity and receives or pays Sabine's counterparty a floating market price, as defined in each instrument. The instruments are settled monthly. When the floating

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

price exceeds the fixed price for a contract month, Sabine pays its counterparty. When the fixed price exceeds the floating price, Sabine's counterparty is required to make a payment to Sabine.

        Sabine's derivatives instruments at December 31, 2013 included natural gas basis swaps in addition to fixed price swaps and oil and natural gas options. The basis swaps are used to minimize exposure to fluctuating differentials on certain pricing indices against other pricing indices. These instruments are settled monthly. Upon settlement, Sabine will pay a floating price on a specified index, and the counterparty will pay a floating price on a different specified index, either of which may include a specified differential. When Sabine's specified index price is less than the counterparties, the counterparty will pay Sabine. When Sabine's specified index price is greater than the counterparties specified index price, Sabine will pay the counterparty. Additionally, Sabine has bought and sold natural gas puts, bought and sold oil and natural gas calls and sold oil puts. For the oil and natural gas calls, the counterparty has the option to purchase a set volume of the contracted commodity at a contracted price on a contracted date in the future. For the oil and natural gas puts, the counterparty has the option to sell a contracted volume of the commodity at a contracted price on a contracted date in future.

        Sabine records balances resulting from commodity risk management activities on the Consolidated Balance Sheets as either assets or liabilities measured at fair value. Gains and losses from the change in fair value of derivative instruments and cash settlements on commodity derivatives are presented within "Gain on derivative instruments" located in Other income (expenses) in the Consolidated Statements of Operations.

Deferred Financing Costs

        Deferred financing costs of approximately $6.3 million and $19.2 million were incurred during 2013 and 2012, respectively, and include costs associated with Sabine's term loan agreement ("Term Loan") and senior secured revolving credit facility ("Credit Facility") (see Note 5). Deferred financing costs associated with the Term Loan, Credit Facility and the 9.75% senior unsecured notes due 2017 (the "2017 Notes") are being amortized over the life of the respective obligations with $9.0 million, $3.2 million and $2.8 million included in interest expense during 2013, 2012 and 2011, respectively. As a result of reductions in the borrowing base of Sabine's Credit Facility, Sabine also expensed $0.6 million and $0.8 million, in 2013 and 2012, respectively.

Financial Instruments

        Sabine's financial instruments including cash and cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates fair value due to the short-term maturity of these instruments. Sabine's Credit Facility and Term Loan are reported at carrying value which approximates fair value based on current rates applicable to similar instruments. Since considerable judgment is required to develop estimates of fair value, the estimates provided are not necessarily indicative of the amounts Sabine could realize upon the purchase or refinancing of such instruments. Sabine's derivative instruments are reported at fair value based on Level 2 fair value methodologies and the 2017 Notes are reported at carrying value but further compared to fair value based on Level 2 fair value methodologies (see Note 9).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Goodwill

        Goodwill represents the excess of the purchase price of an asset over the estimated fair value of the assets acquired. Sabine assesses the carrying amount of goodwill by testing for impairment annually and when impairment indicators arise. Goodwill totaled $173.5 million at December 31, 2013 and 2012. The goodwill was recognized during 2012 as a result of Sabine's December 2012 acquisitions discussed in Note 4—Property Acquisitions and Divestitures. No impairment of goodwill was recognized during 2013 and 2012.

Asset Retirement Obligations

        If a reasonable estimate of the fair value of an obligation to perform site reclamation, dismantle facilities or plug and abandon wells can be made, Sabine records an "Asset retirement obligation" ("ARO") as a liability and capitalizes the present value of the asset retirement cost in "Oil and natural gas properties" on its Consolidated Balance Sheets in the period in which the retirement obligation is incurred. In general, the amount of an ARO and the costs capitalized will be equal to the estimated future cost to satisfy the abandonment obligation assuming the normal operation of the asset, using current prices that are escalated by an assumed inflation factor up to the estimated settlement date, which is then discounted back to the date that the abandonment obligation was incurred using an assumed cost of funds for Sabine. After recording these amounts, the ARO is accreted to its future estimated value using the same assumed cost of funds and the additional capitalized costs are depreciated on a unit-of-production basis within the related full cost pool. The capitalized costs associated with an ARO are included in the amortization base for purposes of calculating the ceiling test.

        The information below reconciles the recorded amount of Sabine's asset retirement obligations:

	For the year ended December 31,
	2013	2012
	(in thousands)
Beginning balance	$13,580	$15,348
Liabilities incurred	993	1,887
Liabilities disposed	(1,678)	(4,689)
Liabilities settled	(49)	(102)
Change in estimate	—	274
Accretion expense	952	862

Ending balance	$13,798	$13,580

Revenue Recognition

        Sabine records revenues from the sales of oil, natural gas liquids and natural gas when produced, sold and collectability is ensured. Sabine uses the entitlement method that requires revenue recognition for its net revenue interest of sales from its properties. Accordingly, oil, natural gas liquids and natural gas sales are not recognized for deliveries in excess of Sabine's net revenue interest, while oil, natural gas liquids and natural gas sales are recognized for any under delivered volumes. Production imbalances are generally recorded at estimated sales prices of the anticipated future settlements of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

imbalances. Sabine had no material overproduction or underproduction at December 31, 2013 and 2012.

        Additionally, Sabine owns and operates certain gathering facilities in Texas and charges fees to collect and transport produced natural gas from common delivery points to locations along the sales stream. These gathering fees are reported in "Other revenue" on the Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011.

Use of Estimates

        The preparation of the consolidated financial statements for Sabine in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

        Sabine's consolidated financial statements are based on a number of significant estimates, including oil, natural gas liquids and natural gas reserve quantities that are the basis for the calculation of DD&A and impairment of oil, natural gas liquids and natural gas properties, and timing and costs associated with its asset retirement obligations.

Income Taxes

        Sabine is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of Sabine being passed through to the Member. As such, no recognition of federal or state income taxes for Sabine or its subsidiaries that are organized as limited liability companies have been provided for in the accompanying consolidated financial statements. Any uncertain tax position taken by the Member is not an uncertain position of Sabine.

        In accordance with the operating agreement of Sabine, to the extent possible without impairing Sabine's ability to continue to conduct its business and activities, and in order to permit its Member to pay taxes on the taxable income of Sabine, it would be required to make distributions to the Member in the amount equal to the estimated tax liability of such Member computed as if the Member paid income tax at the highest marginal federal and state rate applicable to an individual resident of New York, New York, in the event that taxable income is generated for the Member. There was no taxable income and therefore no distributions to the Member in 2013, 2012 or 2011.

Recent Accounting Pronouncements

        In December 2011, the FASB issued Accounting Standards Update 2011-11, "Disclosures About Offsetting Assets and Liabilities" ("ASU 2011-11"), which was clarified by Accounting Standards Update 2013-01. These updates amend the disclosure requirements on offsetting assets and liabilities by requiring improved information about financial instruments and derivative instruments that have a right of offset or are subject to an enforceable master netting arrangement or similar agreement. This information will enable users of a company's financial statements to evaluate the effect or potential effect of netting arrangements on a company's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. Sabine is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

and interim periods within those annual periods. Sabine adopted the provisions of ASU 2011-11 in the quarter ended March 31, 2013. As ASU 2011-11 relates to disclosure requirements, there will be no impact on Sabine's financial condition or results of operations. Refer to Note 8 for updated disclosure.

3. Significant Customers

        During the year ended December 31, 2013, purchases by three companies exceeded 10% of the total oil, natural gas liquids and natural gas sales of Sabine. Purchases by Eastex Crude Company, Enbridge Pipeline (East Texas) LP and CP Energy LLC accounted for approximately 19%, 16% and 11% of oil, natural gas liquids and natural gas sales, respectively. During the year ended December 31, 2012, purchases by four companies exceeded 10% of the total oil, natural gas liquids and natural gas sales of Sabine. Purchases by Enbridge Pipeline (East Texas) LP, Shell Trading (US) Company, Texla Energy Management LLC and Eastex Crude Company accounted for approximately 17%, 14%, 13% and 12% of oil, natural gas liquids and natural gas sales, respectively. During the year ended December 31, 2011, purchases by three companies exceeded 10% of the total oil, natural gas liquids and natural gas sales of Sabine. Purchases by Enbridge Pipeline (East Texas) LP, Texla Energy Management LLC and PVR Midstream LLC accounted for approximately 18%, 15% and 13% of oil, natural gas liquids and natural gas sales, respectively.

4. Property Acquisitions and Divestitures

        On December 18, 2013, Sabine closed on the sale of its interests in certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area for $169.0 million, net of certain purchase price adjustments. The sale of the Texas Panhandle and surrounding Oklahoma properties was accounted for as an adjustment to the full cost pool with no gain or loss recognized.

        On April 30, 2013, Sabine closed on the purchase of interests in approximately 5,000 net acres in South Texas for approximately $14.9 million. The acquisition does not qualify as a business combination under Accounting Standards Codification Topic 805, Business Combinations ("ASC 805").

        Total costs incurred for oil and natural gas property acquisitions for 2012 were approximately $737.1 million, net of purchase price adjustments, of which $145.1 million related to unproved property, $420.2 million related to proved property acquisitions, and $173.5 million related to goodwill. Total costs incurred for related gathering and processing facilities was approximately $5.7 million, net of purchase price adjustments. The goodwill resulted most significantly from movement in inputs used by Sabine, such as estimated type curves, recovery rates, and future rates of production that were updated in addition to applying risk adjustment discount rates, as well as expected synergies from combining operations of the acquiree and the acquiror.

        The results of the acquisitions described below are included in the accompanying Consolidated Statements of Operations since each acquisitions respective close date.

        On December 14, 2012, Sabine closed the acquisition of certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area for $657.8 million, net of purchase price adjustments. The acquisition was funded in part by $181.6 million of equity contributed by the Member with the remaining balance funded from the proceeds of the Term Loan. This acquisition qualified as a business combination. Sabine recorded a fair value of $340.9 million for proved property and $145.1 million for unproved acreage, net of the ARO liability assumed of $1.7 million. This transaction resulted in the recognition of $173.5 million of goodwill for the excess of the consideration transferred

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Property Acquisitions and Divestitures (Continued)

over the net assets received and represents the future economic benefits arising from assets acquired that could not be individually identified and separately recognized. The valuation to derive the purchase price included both proved and unproved categories of reserves, expectation for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates.

        The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed as of the date of acquisition (in millions):

Recognized amounts of identifiable assets acquired and liabilities assumed:
Proved properties	$340.9
Unproved properties	145.1
Goodwill	173.5
Asset retirement obligation	(1.7)

Consideration, net of accrued purchase price adjustments	$657.8

        The unaudited pro forma results presented below have been prepared to give the effect of the acquisition discussed above on Sabine's results of operations for the years ended December 31, 2012 and 2011 as if it had been consummated on January 1, 2011. The unaudited pro forma results do not purport to represent what Sabine's actual results of operations would have been if the acquisition had been completed on such date or to project Sabine's results of operations for any future date or period.

	Year ended December 31, 2012		Year ended December 31, 2011
	Actual	Pro Forma	Actual	Pro Forma
	(in thousands)
	(as restated)		(as restated)
Pro Forma (unaudited)
Total revenues	$177,446	$258,362	$201,552	$251,395
Net loss applicable to controlling interests(1)	$(686,782)	$(385,929)	$175,066	$213,016

(1)
Reductions in operating expenses due to pro forma ceiling test impact of $252.1 million for 2012 have been included in pro forma results above.

        On December 17, 2012, Sabine closed the acquisition of certain oil and natural gas properties in South Texas for $79.3 million, net of purchase price adjustments. This acquisition qualified as a business combination pursuant to ASC 805. Sabine recorded a fair value of $79.3 million for proved property. The valuation to derive the purchase price included proved and unproved categories of reserves, expectation for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates.

        The unaudited pro forma results presented below have been prepared to give the effect of the acquisition discussed above on Sabine's results of operations for the years ended December 31, 2012 and 2011 as if it had been consummated on January 1, 2011. The unaudited pro forma results do not

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Property Acquisitions and Divestitures (Continued)

purport to represent what Sabine's actual results of operations would have been if the acquisition had been completed on such date or to project Sabine's results of operations for any future date or period.

	December 31, 2012		December 31, 2011
	Actual	Pro Forma	Actual	Pro Forma
	(in thousands)
	(as restated)		(as restated)
Pro Forma (unaudited)
Total revenues	$177,446	$181,197	$201,552	$213,412
Net loss applicable to controlling interests(1)	$(686,782)	$(648,246)	$175,066	$184,495

(1)
Reductions in operating expenses due to pro forma ceiling test impact of $37.8 million for 2012 have been included in pro forma results above.

        Acquired properties that are considered to be business combinations are recorded at their fair value. In determining the fair value of the properties, Sabine prepares estimates of oil and natural gas reserves. Sabine uses estimated future prices to apply to the estimated reserve quantities acquired and the estimated future operating and development costs to arrive at the estimates of future net revenues. For the fair value assigned to proved reserves, the future net revenues are discounted using a market-based weighted average cost of capital rate determined appropriate at the time of the acquisition. To compensate for inherent risks of estimating and valuing reserves, proved undeveloped, probable and possible reserves are reduced by additional risk-weighting factors.

        On August 31, 2012, Sabine closed on the sale of its interests in Montana oil and natural gas properties for $15.8 million, net of purchase price adjustments. The sale of the Montana oil and natural gas properties was accounted for as an adjustment to the full cost pool with no gain or loss recognized. Concurrently with the sale of the Montana oil and natural gas properties, Sabine closed on the sale of its controlling ownership interests in Montana gathering entities Lodge Creek Pipelines, LLC and Willow Creek Gathering, LLC for a combined $2.5 million, net of purchase price adjustments.

        On May 22, 2012, Sabine closed on the sale of its interests in Utah oil and natural gas properties for $18.2 million, net of purchase price adjustments. The sale of the Utah oil and natural gas properties was accounted for as an adjustment to the full cost pool with no gain or loss recognized.

        Total costs incurred for 2011 were approximately $396.4 million (excluding related asset retirement costs), of which approximately $31.3 million related to unproved properties, $365.1 million related to proved property acquisitions, and no goodwill acquired.

        On November 14, 2011, Sabine closed on the acquisition of certain oil and natural gas properties in East Texas for $222 million, net of purchase price adjustments. This acquisition qualified as a business combination pursuant to ASC 805. Sabine recorded a fair value of $235.1 million for proved property and $5.3 million for unproved acreage, which resulted in a bargain purchase gain of $18.4 million that was recorded in the current period's earnings. The valuation to derive the purchase price included both proved and unproved categories of reserves, expectation for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates considering a depressed natural gas market. The gain was a result of fair market value in excess of the discounted purchase price for the proved developed and undeveloped reserves and unproved acreage.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Property Acquisitions and Divestitures (Continued)

        The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed as of the date of acquisition:

Year Ended December 31, 2011
(in millions)
Recognized amounts of identifiable assets acquired and liabilities assumed:
Proved developed properties	$235.1
Unproved leasehold properties	5.3
Bargain purchase gain	(18.4)

Cash, net of accrued purchase price adjustments	$222.0

        The unaudited pro forma results presented below have been prepared to give the effect of the acquisition discussed above on Sabine's results of operations for the year ended December 31, 2011 as if it had been consummated on January 1, 2010. The unaudited pro forma results do not purport to represent what Sabine's actual results of operations would have been if the acquisition had been completed on such date or to project Sabine's results of operations for any future date or period.

	Year Ended December 31, 2011
	Actual	Pro Forma
	(in thousands)
	(as restated)
Pro Forma (unaudited)
Total revenues	$201,552	$241,169
Net income applicable to controlling interests(1)	$75,518	$90,973

(1)
Bargain purchase gain of $99.5 million, recognized in operating expenses, has been excluded from actual results above.

        On August 18, 2011, Sabine closed on the acquisition of certain oil and natural gas properties in East Texas for $102.6 million, net of purchase price adjustments. This acquisition qualified as a business combination pursuant to ASC 805. Sabine recorded a fair value of $142.3 million for proved property and $14.8 million for unproved acreage, which resulted in a bargain purchase gain of $54.5 million that was recorded in the current period's earnings. The valuation to derive the purchase price included both proved and unproved categories of reserves, expectation for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates considering a depressed natural gas market. The gain was a result of fair market value in excess of the discounted purchase price for the proved developed and undeveloped reserves and unproved acreage, as well as an upward shift in the forward price curve at the time of closing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Property Acquisitions and Divestitures (Continued)

        The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed as of the date of acquisition:

December 31, 2011
$(in millions)
Recognized amounts of identifiable assets acquired and liabilities assumed:
Proved properties	$142.3
Unproved properties	14.8
Bargain purchase gain	(54.5)

Cash, net of accrued purchase price adjustments	$102.6

        The unaudited pro forma results presented below have been prepared to give the effect of the acquisition discussed above on Sabine's results of operations for the year ended December 31, 2011 as if it had been consummated on January 1, 2010. The unaudited pro forma results do not purport to represent what Sabine's actual results of operations would have been if the acquisition had been completed on such date or to project Sabine's results of operations for any future date or period.

	Year Ended December 31, 2011
	Actual	Pro Forma
	(in thousands)
	(as restated)
Pro Forma (unaudited)
Total revenues	$201,552	$216,071
Net income applicable to controlling interests(1)	$75,518	$84,456

(1)
Bargain purchase gain of $99.5 million, recognized in operating expenses, has been excluded from actual results above.

        On January 31, 2011 and February 8, 2011, Sabine entered into agreements to purchase working interests in developed and undeveloped acreage in East Texas for $60.7 million and $11.2 million, respectively, for a total adjusted purchase price of $71.8 million, which qualified as a business combination pursuant to ASC 805. Sabine recorded a fair value of $87.4 million for developed acreage, which resulted in a bargain purchase gain of $26.7 million that was recorded in the current period's earnings. The valuation to derive the purchase price included proved categories of reserves, expectation for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates considering a depressed natural gas market. The gain was a result of fair market value in excess of the discounted purchase price for both proved developed and undeveloped reserves and unproved acreage, as well as a result of an upward shift in the forward price curve at the time of closing and receipt of updated production data for the recent producing wells that improved the well economics.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Property Acquisitions and Divestitures (Continued)

        The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed as of the date of acquisition:

Year Ended December 31, 2011
$(in millions)
Recognized amounts of identifiable assets acquired and liabilities assumed:
Proved developed properties	$87.4
Unproved leasehold properties	11.2
Asset retirement obligation	(0.1)
Bargain purchase gain	(26.7)

Cash, net of accrued purchase price adjustments	$71.8

        The unaudited pro forma results presented below have been prepared to give the effect of the acquisitions discussed above on Sabine's results of operations for the year ended December 31, 2011 as if it had been consummated on January 1, 2010. The unaudited pro forma results do not purport to represent what Sabine's actual results of operations would have been if these acquisitions had been completed on such date or to project Sabine's results of operations for any future date or period.

	Year Ended December 31, 2011
	Actual	Pro Forma
	(in thousands)
	(as restated)
Pro Forma (unaudited)
Total revenues	$201,552	$204,434
Net income applicable to controlling interests(1)	$75,518	$77,768

(1)
Bargain purchase gain of $99.5 million, recognized in operating expenses for 2011, has been excluded from actual results above.

        Sabine incurred $371.5 million and $56.1 million in development costs, for 2013 and 2012, respectively. Sabine incurred exploration costs of $4.6 million and $43.1 million in 2013 and 2012, respectively.

        The costs of unproved properties are excluded from amortization until the properties are evaluated. Sabine reviews all of its unevaluated properties quarterly to determine whether or not and to what extent proved reserves have been assigned to the properties and otherwise if impairment has occurred. Unevaluated properties are grouped by major prospect area where individual property costs are not significant. In addition, Sabine analyzes its unevaluated leasehold and transfer to evaluated properties leasehold that can be associated with proved reserves, leasehold that expired in the quarter or leasehold that is not a part of Sabine's development strategy and will be abandoned.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Property Acquisitions and Divestitures (Continued)

        The table below sets forth the cost of unproved properties excluded from the amortization base as of December 31, 2013 and the year in which the associated costs were incurred:

	Year of Acquisition
	2013	2012	2011	Prior	Total
	(in millions)
Leasehold acquisition costs	$20.3	$87.7	$2.1	$37.4	$147.5
Development costs(1)	46.3	—	—	4.4	50.7
Capitalized interest	5.3	1.8	1.9	1.6	10.6

Total	$71.9	$89.5	$4.0	$43.4	$208.8

(1)
Development costs excluded from the amortized base in accordance with full cost accounting rules. Substantially all of the development costs excluded from the amortization base as of December 31, 2013 relate to projects that will be completed in the first half of 2014 and either the determination of proved reserves or impairment will occur. The leasehold acquisition costs were incurred for leases which will be developed, impaired or will expire over approximately ten years.

5. Long-Term Debt

Senior Notes

        On February 12, 2010, Sabine and its subsidiary Sabine Oil & Gas Finance Corporation, formerly NFR Energy Finance Corporation, co-issued $200 million in 9.75% senior unsecured notes due 2017 (the "2017 Notes") in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933 and to persons outside the United States in compliance with Regulation S of the Securities Act of 1933. The 2017 Notes bear interest at a rate of 9.75% per annum, payable semi-annually on February 15 and August 15 each year commencing August 15, 2010. The 2017 Notes were issued at 98.73% of par. In conjunction with the issuance of the 2017 Notes, Sabine recorded a discount of $2.5 million to be amortized over the remaining life of the 2017 Notes utilizing the simple interest method. The remaining unamortized discount was $1.1 million and $1.5 million at December 31, 2013 and 2012, respectively. The 2017 Notes were issued under and are governed by an indenture dated February 12, 2010 between Sabine, Sabine Oil & Gas Finance Corporation, the Bank of New York Mellon Trust Company, N.A. as trustee, and Sabine's subsidiaries named therein as guarantors.

        All of Sabine's restricted subsidiaries that guarantee its senior secured revolving Credit Facility (other than Sabine Oil & Gas Finance Corporation) have guaranteed the 2017 Notes on a senior unsecured basis.

        On April 14, 2010, Sabine and Sabine Oil & Gas Finance Corporation issued an additional $150 million in senior notes at 9.75% due 2017. The additional notes were issued at 98.75% of par and bear interest at a rate of 9.75% per annum, payable semi-annually on February 15 and August 15 of each year commencing August 15, 2010. The additional notes were issued under the same indenture as the 2017 Notes issued on February 12, 2010. Sabine recorded a discount of $1.9 million to be amortized over the remaining life of the 2017 Notes utilizing the simple interest method. The remaining unamortized discount was $0.8 million and $1.1 million at December 31, 2013 and 2012, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Long-Term Debt (Continued)

        Sabine may redeem the 2017 Notes, in whole or in part, at any time on or after February 15, 2014, at a redemption price (expressed as a percentage of principal amount) set forth in the following table plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Year	Percentage
2014	104.875
2015	102.438
2016	100.000

        The indenture governing the 2017 Notes contains covenants that, among other things, limit Sabine's ability and the ability of its restricted subsidiaries to incur additional indebtedness unless the ratio of Sabine's adjusted consolidated EBITDA to its adjusted consolidated interest expense over the trailing four fiscal quarters will be at least 2.0 to 1.0 (subject to exceptions for borrowings within certain limits under Sabine's Credit Facility); pay dividends or repurchase or redeem equity interests; limit dividends or other payments by restricted subsidiaries that are not guarantors to Sabine or its other subsidiaries; make certain investments; incur liens; enter into certain types of transactions with its affiliates; and sell assets or consolidate or merge with or into other companies. However, if the 2017 Notes have an investment grade rating from Standard & Poor's Ratings Group, Inc. and Moody's Investors Service, Inc., and no default or event of default exists under the indenture, Sabine will not be subject to certain of the foregoing covenants.

Senior Secured Revolving Credit Facility

        On November 30, 2007, Sabine entered into a senior secured revolving credit facility ("Credit Facility") with a syndicate of banks. Through a series of redeterminations, Sabine has amended and restated the Credit Facility. The most recent redetermination effective November 7, 2013, increased the borrowing base from $550 million to $675 million. Effective December 18, 2013, the borrowing base was reduced from $675 million to $620 million due to the sale of certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area. The next scheduled redetermination will be in April 2014.

        As of December 31, 2013, commitments under the Credit Facility were $750 million, the borrowing base was $620 million, the outstanding balance amount totaled $250 million and Sabine was able to incur approximately $370 million of additional secured indebtedness under the Credit Facility. The Credit Facility's maturity date is April 7, 2016.

        Subsequent to the period ended December 31, 2013, through March 31, 2014, Sabine has borrowed $130 million and has repaid $25 million. As of March 31, 2014 after giving effect to the net amount of borrowings and repayments, the borrowing base under the Credit Facility was $620 million, the outstanding amount totaled $355 million and Sabine had approximately $265 million of secured indebtedness available under the Credit Facility.

        Borrowings made under the Credit Facility are guaranteed by first priority perfected liens and security interests on substantially all assets of Sabine and its wholly-owned domestic subsidiaries.

        Interest on borrowings under the Credit Facility accrues at variable interest rates at either a Eurodollar rate or an alternate base rate (ABR). The Eurodollar rate is calculated as London Interbank Offered Rate (LIBOR) plus an applicable margin that varies from 1.75% (for periods in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Long-Term Debt (Continued)

which Sabine has utilized less than 30% of the borrowing base) to 2.75% (for periods in which Sabine has utilized equal to or greater than 90% of the borrowing base). The ABR is calculated as the greater of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 0.50%, or (c) Eurodollar rate on such day (or if such day is not a business day, the immediately preceding business day) plus 1.5%. Sabine elects the basis of the interest rate at the time of each borrowing. In addition, Sabine pays a commitment fee of 0.50% under the Credit Facility (quarterly in arrears) for the amount that the aggregate commitments exceed borrowings under the Credit Facility.

        Under the Credit Facility, Sabine may request letters of credit, provided that the borrowing base is not exceeded or will not be exceeded as a result of issuance of the letter of credit. There were no outstanding letters of credit on December 31, 2013 or 2012.

        The Credit Facility requires Sabine to comply with certain financial covenants to maintain (a) a current ratio, defined as a ratio of consolidated current assets (including the unused amount of the total commitments under the Credit Facility, but excluding noncash assets under ASC 815, Derivatives and Hedging), to consolidated current liabilities (excluding noncash obligations under ASC 815 and the current maturities under the Credit Facility, determined at the end of each quarter), of not less than 1.0 to 1.0; (b) an interest coverage ratio at the end of each quarter defined as a ratio of EBITDA (as such terms are defined in the Credit Facility) for the period of four fiscal quarters then ending to interest expense for such period of not less than 2.5 to 1.0.

        In addition, the Credit Facility contains covenants that restrict, among other things, Sabine's ability to incur other indebtedness, create liens, or sell its assets; merge with other entities; pay dividends; enter into hedging agreements; and make certain investments.

        We received a waiver from our lenders to make a one time payment in June 2013 to Nabors in the amount of $10.0 million in order to satisfy Holdings' commitment to Nabors that was otherwise guaranteed by First Reserve.

        At December 31, 2013 and 2012, Sabine was in compliance with its financial debt covenants under the Credit Facility.

Term Loan Agreement

        Sabine entered into a $500 million term loan agreement (the "Term Loan") on December 14, 2012 with a maturity date of November 16, 2016. On January 23, 2013, the syndication was completed with an additional funding of $150 million bringing the outstanding balance to $650 million as of December 31, 2013. Proceeds from the Term Loan were used to acquire oil and natural gas properties in December 2012 and repay borrowings under the Credit Facility in the first quarter of 2013.

        Borrowings made under the Term Loan are subordinate to the liens and security interests securing the Credit Facility.

        Interest on borrowings under the Term Loan accrues at variable interest rates at either a Eurodollar rate or an alternate base rate (ABR). Effective with the close of the syndicate in January 2013, the Eurodollar rate is calculated as London Interbank Offered Rate (LIBOR) with a floor of 1.25%, plus an applicable margin of 7.50%. Sabine elects the basis of the interest rate at the time of each borrowing. The weighted average interest rate incurred on this indebtedness for the years ended December 31, 2013 and 2012 was 8.8% and 10.0%, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Member's Capital

Common Units

        Sabine is authorized to issue one class of units to be designated as "Common Units." The Units are not represented by certificates. All Common Units are issued at a price equal to $1,000 per unit.

        In June 2013, the Company made a one-time payment to Nabors in the amount of $10.0 million in order to satisfy Holdings' commitment to Nabors that was otherwise guaranteed by First Reserve.

Incentive Units

        In addition to common units, Holdings established an incentive plan which provides for incentive units which have been issued to certain of Sabine's directors, officers and employees. The incentive units have no voting rights and participate only upon liquidation events meeting certain requisite financial thresholds. No compensation expense related to the incentive units has been recognized by Sabine as the occurrence of a liquidation event is not considered probable, and thus the value of the incentive, if any, cannot be determined.

7. Statement of Cash Flows

        During the year ended December 31, 2013, Sabine's noncash investing and financing activities consisted of the following transactions:

  •
  Recognition of an asset retirement obligation for the plugging and abandonment costs related to Sabine's oil and natural gas properties valued at $1.0 million.

  •
  Working capital related to capital expenditures as of December 31, 2013 was $90.3 million.

        During the year ended December 31, 2012, Sabine's noncash investing and financing activities consisted of the following transactions:

  •
  Recognition of an asset retirement obligation for the plugging and abandonment costs related to Sabine's oil and natural gas properties valued at $1.9 million.

  •
  Working capital related to capital expenditures as of December 31, 2012 was $25.9 million.

  •
  In-kind contribution of assets for an equity interest in Sabine of $178.0 million.

        During the year ended December 31, 2011, Sabine's noncash investing and financing activities consisted of the following transactions:

  •
  Recognition of an asset retirement obligation for the plugging and abandonment costs related to Sabine's oil and natural gas properties valued at $5.7 million.

  •
  Recognition of bargain purchase gains of $99.5 million related to the recognition of the fair market value in excess of the consideration paid for proved developed and undeveloped reserves and undeveloped acreage.

  •
  Working capital related to capital expenditures as of December 31, 2011 was $56.2 million.

        Sabine paid $89.7 million, $47.1 million and $41.1 million for interest during 2013, 2012 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Derivative Financial Instruments

        Sabine is exposed to risks associated with unfavorable changes in the market price of natural gas as a result of the forecasted sale of its production and uses derivative instruments to hedge or reduce its exposure to certain of these risks. For these derivative instruments, Sabine did not elect hedge accounting for accounting purposes or did not qualify for hedge accounting treatment and, accordingly, recorded the net change in the mark-to-market valuation of these derivative instruments in the Consolidated Statements of Operations.

        All of Sabine's derivative instruments serve as economic hedges and are recorded at fair value with gains and losses recognized immediately in earnings. These marked-to-market adjustments will produce a degree of earnings volatility that can be significant from period to period, but such adjustments will have no cash flow impact relative to changes in market prices. The impact to cash flow occurs upon settlement of the underlying contract.

        Throughout the year ended December 31, 2013, Sabine has executed derivative contracts as market conditions allowed in order to economically hedge Sabine's anticipated future cash flows from oil and natural gas producing activities. These include both oil and natural gas fixed-price swap agreements covering certain portions of Sabine's anticipated 2013, 2014, and 2015 production volumes. Additionally, Sabine executed option contracts including purchased and written oil and natural gas call agreements, as well as purchased and written oil and natural gas put agreements, covering certain portions of Sabine's anticipated 2014 oil and natural gas production. No material premiums were recognized as a result of these option agreements. None of the fixed-price swap or option contracts executed during 2013 were designated for hedge accounting, with all mark to market changes in fair value recognized currently in earnings. See the table below for specific volume, timing, and pricing details regarding Sabine's outstanding trade positions.

        In December 2012, Sabine entered into certain oil and natural gas swap contracts covering a portion of anticipated production for 2013 and 2014. These contracts were not designated as cash flow hedges at the time of their execution, with all mark to market changes recognized currently in earnings. See the table below for specific volume, timing, and pricing details regarding Sabine's trade positions.

        Additionally, during 2012 and in prior years, Sabine entered into certain option contracts on oil and natural gas. These included purchased natural gas puts, written oil and natural gas calls, and written oil and natural gas puts for periods from 2014 through 2016, for which a net premium was recognized. The net unamortized premium included in short term and long term derivative liabilities is $7.2 million and $9.0 million, respectively, at December 31, 2013. See the table below for specific volume, timing, and pricing details regarding Sabine's derivative positions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Derivative Financial Instruments (Continued)

        The following swaps and options were outstanding with associated notional volumes and contracted swap, floor, and ceiling prices that represent hedge weighted average prices for the index specified as of December 31, 2013:

Natural Gas
			Weighted Average Prices
Settlement Period	Derivative Instrument	Notional Amount	Swap	Sub Floor	Floor	Ceiling
		(Mmbtu)	($/Mmbtu)
2014	Swap	19,722,000	$4.06
2014	Swap with sub floor	3,128,000	$3.99	$3.25
2014	Three-way collar	4,554,000		$3.50	$4.50	$5.25
2014	Three-way collar	3,096,000		$3.50	$4.50	$4.50
2014	Three-way collar	18,775,000		$3.25	$4.50	$4.50
2015	Swap	18,250,000	$4.09
2015	Sold Call	21,900,000				$5.25
2016	Sold Call	21,960,000				$5.00

Oil
			Weighted Average Prices
		Notional Amount
Settlement Period	Derivative Instrument		Swap	Sub Floor	Floor	Ceiling
		(Bbl)	($/Bbl)
2014	Swap	1,264,725	$92.25
2014	Swap with sub floor	122,275	$89.13	$70.00
2014	Sold Call	73,000				$100.00
2015	Swap	365,000	$89.50
2015	Sold Call	200,750				$106.36

        Sabine recorded a short term and a long term derivative asset of $7.8 million and $4.3 million, respectively, and recorded a short term and a long term derivative liability of $11.6 million and $11.3 million, respectively, related to the fair value of the derivative instrument's prices on related volumes as of December 31, 2013.

	For the Year Ended December 31,
	2013	2012	2011
	(in thousands)
Gain on commodity derivative instruments	$814	$29,267	$71,834

        Sabine received $46.2 million, $104.9 million and $70.6 million on settlements of derivatives in 2013, 2012 and 2011, respectively.

        Sabine's derivative contracts are executed with counterparties under certain master netting agreements that allow Sabine to offset assets due from, and liabilities due to, the counterparties. The table below presents the carrying value of Sabine's derivative assets and liabilities both before and after

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Derivative Financial Instruments (Continued)

the impact of such netting agreements on Sabine's Consolidated Balance Sheets as of December 31, 2013 and December 31, 2012:

	Derivative Assets
		December 31, 2013	December 31, 2012
		(in thousands)
		Fair Value
Current assets	Derivative Instruments	$15,859	$55,230
Current liabilities(1)	Derivative Instruments	2,826	45

Total current asset fair value		18,685	55,275
Other assets	Derivative Instruments	6,488	11,908
Long term liabilities(1)	Derivative Instruments	223	5,727

Total long term asset fair value		6,711	17,635
Less: Counterparty set-off		(13,258)	(16,404)

Total derivative asset net fair value		$12,138	$56,506

	Derivative Liabilities
		December 31, 2013	December 31, 2012
		(in thousands)
		Fair Value
Current liabilities	Derivative Instruments	$(14,451)	$(3,921)
Current assets(1)	Derivative Instruments	(8,052)	(375)

Total current liability fair value		(22,503)	(4,296)
Long term liabilities	Derivative Instruments	(11,496)	(23,744)
Other assets(1)	Derivative Instruments	(2,156)	(10,256)

Total long term liability fair value		(13,652)	(34,000)
Less: Counterparty set-off		13,258	16,404

Total derivative liability net fair value		$(22,897)	$(21,892)

(1)
Impact of counterparty right of set-off for derivative instruments subject to certain master netting agreements.

        At December 31, 2013, and December 31, 2012, none of Sabine's outstanding derivatives contained credit-risk related contingent features that would result in a material adverse impact to Sabine upon any change in its credit ratings.

9. Fair Value Measurements

        As discussed in Note 8, Sabine utilizes derivative instruments to hedge against the variability in cash flows associated with the forecasted sale of its anticipated future natural gas production. Sabine generally hedges a substantial, but varying, portion of anticipated natural gas production for the next 12 to 60 months. These derivatives are carried at fair value on the Consolidated Balance Sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Fair Value Measurements (Continued)

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Sabine utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. Sabine classifies fair value balances based on the observability of those inputs.

        The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

        The three levels of the fair value hierarchy are as follows:

        Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

        Level 2—Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, basis swaps, options, and collars.

        Level 3—Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

        The following table sets forth, by level, within the fair value hierarchy, Sabine's financial assets and liabilities that were accounted for at fair value as of December 31, 2013 and 2012. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Sabine's assessment of the significance of a particular input to the fair value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Fair Value Measurements (Continued)

measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Recurring Fair Value Measures
	Level 1	Level 2	Level 3	Total
	(in millions)
As of December 31, 2013
Derivative Assets	$—	$12.1	$—	$12.1
Derivative Liabilities	—	(22.9)	—	(22.9)

Total	$—	$(10.8)	$—	$(10.8)

As of December 31, 2012
Derivative Assets	$—	$56.5	$—	$56.5
Derivative Liabilities	—	(21.9)	—	(21.9)

Total	$—	$34.6	$—	$34.6

        Derivatives listed above include commodity swaps, basis swaps, put and call options that are carried at fair value. The fair value amounts on the Consolidated Balance Sheets associated with Sabine's derivatives resulted from Level 2 fair value methodologies, that is, Sabine is able to value the assets and liabilities based on observable market data for similar instruments. The amounts above include the impact of netting assets and liabilities with counterparties with which the right of offset exists.

        The observable data includes the forward curve for commodity prices and interest rates based on quoted markets prices and prospective volatility factors related to changes in commodity prices, as well as the impact of Sabine's non-performance risk of the counterparties which is derived using credit default swap values.

        Sabine measures fair value of its long term debt based on a Level 2 methodology using quoted market prices with consideration given to the effect of Sabine's credit risk. The carrying value of Sabine's Credit Facility and Term Loan approximate fair value based on current rates applicable to similar instruments. The following table outlines the fair value of Sabine's 2017 Notes as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
	(in thousands)
2017 Senior Notes
Carrying Value	$348,040	$347,411
Fair Value	$327,698	$326,050

        Sabine utilizes fair value on a non-recurring basis to perform impairment tests as required on Sabine's inventory, property, plant and equipment, goodwill and intangible assets. No impairment charge for gas gathering and processing equipment was recorded in the year ended December 31, 2013. For the years ended December 31, 2012 and 2011, Sabine recognized $21.4 million and $2.8 million, respectively, of impairment charges for gas gathering and processing equipment. For the years ended December 31, 2013, 2012 and 2011, Sabine recognized $1.1 million, $1.2 million and $1.4 million, respectively, of impairment charges related to the write-down of carrying value of certain sizes of casing inventory. Assets and liabilities acquired in business combinations are recorded at their fair value as of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Fair Value Measurements (Continued)

the date of acquisition (Note 4). The inputs used to determine such fair value are primarily based upon internally developed cash flow models and would generally be classified as Level 3. Additionally, Sabine uses fair value to determine the inception value of Sabine's asset retirement obligations. The inputs used to determine such fair value are primarily based upon costs incurred historically for similar work, as well as estimates from independent third parties for costs that would be incurred to restore leased property to the contractually stipulated condition, and would generally be classified as Level 3.

10. Commitments and Contingencies

        From time to time, Sabine may be a plaintiff or defendant in a pending or threatened legal proceeding arising in the normal course of its business. All known liabilities are accrued when probable and reasonably estimable based on Sabine's best estimate of the potential loss. While the outcome and impact of currently pending legal proceedings cannot be predicted with certainty, Sabine's management and legal counsel believe that the resolution of these proceedings through settlement or adverse judgment will not have a material adverse effect on Sabine's consolidated operating results, financial position or cash flows.

        Holdings has entered into a Committed Oilfield Services Agreement (the "Services Agreement") with Nabors, which grants Nabors service contracts with revenues of no less than 20% and 75% of Sabine's gross spend on hydraulic fracturing services and drilling and directional services, respectively, through December 13, 2016. If at any yearly anniversary of the execution of the Services Agreement, Sabine has failed to meet the revenue commitment for the previous 12-month period and Nabors has complied with its service obligations under the Services Agreement, Holdings may be required to pay Nabors an amount equal to the revenue shortfall multiplied by 40%, which would likely result in Holdings requesting that Sabine settle such obligations. For the annual period ended December 31, 2013, Sabine recognized a shortfall and penalty amount due to Nabors under the terms of the services agreement of $1.7 million which is included in "Accrued operating expenses and other" liabilities on the Consolidated Balance Sheets and "Other income (expense)" on the Consolidated Statements of Operations as of December 31, 2013 and was paid in January 2014.

        As part of Sabine's ongoing operations, since inception Sabine has contracted with affiliates of Nabors to secure drilling rigs and other services for the oil and natural gas well activity Sabine has undertaken. Amounts paid to affiliates of Nabors under these agreements totaled $55.2 million, $42.8 million and $87.3 million for the years ended December 31, 2013, 2012 and 2011, respectively, and Sabine recognized a liability on Sabine's Consolidated Balance Sheets as of December 31, 2013 and 2012 of $8.5 million and $3.6 million, respectively, for these services which are reflected in "Accounts payable—trade" and "Accrued exploration and development" balances on Sabine's Consolidated Balance Sheets.

        As of December 31, 2013 total future commitments relating to Sabine's secured rig and servicing contracts were $68.9 million over the next five years, which does not include non-contracted services or any estimated shortfalls required by the Nabors Services Agreement.

        Sabine leases approximately 73,000 square feet of office space in downtown Houston, Texas, under a lease, which was amended effective January 1, 2014 to terminate on April 30, 2016. The average rent for this space over the life of the lease is approximately $1.8 million per year. As of December 31, 2013, total future commitments are $5.4 million.

        Sabine leases approximately 11,000 square feet of office space in downtown Denver, Colorado. The lease terminates on August 31, 2014 and Sabine has the option to extend its lease term for an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Commitments and Contingencies (Continued)

additional 60 months. This lease is sub leased out with proceeds to offset the rent commitments. As of December 31, 2013 total future commitments are $0.2 million.

        Rent expense was approximately $1.8 million, $1.4 million and $1.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

        Sabine leases various office and production equipment. As of December 31, 2013, total future commitments are $0.9 million. The majority of Sabine's operating leases continue with a month to month lease term after initial contractual obligations have expired.

        As is customary in the oil and natural gas industry, the Company may at times have commitments in place to reserve or earn certain acreage positions or wells. If Sabine does not pay such commitments, the acreage positions or wells may be lost.

        A summary of Sabine's contractual obligations as of December 31, 2013 is provided in the following table:

	Payments due by period For the Year Ending December 31,
	2014	2015	2016	2017	2018	Thereafter	Total
	(in millions)
Senior Secured revolving credit facility(1)	$—	$—	$250.0	$—	$—	$—	$250.0
Second Lien term loan(1)	—	—	—	—	650.0	—	650.0
2017 Senior Notes	34.1	34.1	34.1	366.8	—	—	469.1
Drilling rig commitments(2)	19.3	28.5	20.1	1.0	—	—	68.9
Office and equipment leases	3.1	2.5	0.9	—	—	—	6.5
Other	0.9	0.3	0.1	—	—	—	1.3

Total	$57.4	$65.4	$305.2	$367.8	$650.0	$—	$1,445.8

(1)
Includes outstanding principal amounts at December 31, 2013. This table does not include future commitment fees, interest expense or other fees on these facilities because they are floating rate instruments and Sabine cannot determine with accuracy the timing of future loan advances, repayments or future interest rates to be charged.

(2)
At December 31, 2013, Sabine had three drilling rigs under contract which expires in 2016. Any other rig performing work for Sabine is doing so on a well-by-well basis and therefore can be released without penalty at the conclusion of drilling on the current well. These types of drilling obligations have not been included in the table above. The values in the table represent the gross amounts that Sabine is committed to pay. However, Sabine will record in its financials its proportionate share based on its working interest.

11. Employee Benefit Plans

        Sabine co-sponsors a 401(k) tax deferred savings plan (the "Plan") and makes it available to employees. The Plan is a defined contribution plan, and Sabine may make discretionary matching contributions of up to 6% of each participating employee's compensation to the Plan. The contributions made by Sabine totaled approximately $972,000, $905,000 and $845,000 during the years ended December 31, 2013, 2012 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Subsequent Events

        Management has evaluated subsequent events through March 31, 2014, which represents the date the consolidated financial statements were issued. On March 25, 2014, the Company completed the acquisition of certain oil and natural gas properties in North Texas for approximately $20 million. The acquisition qualifies as a business combination; however, no further disclosure is feasible as of the date of this report as the Company is still in the process of determining fair value.

13. Selected Quarterly Financial Data (Unaudited)

	2013
	First (As Restated)	Second (As Restated)	Third (As Restated)	Fourth	Total
	(in thousands)
Total oil, natural gas liquids and natural gas	$67,523	$81,356	$96,007	$109,337	$354,223
Income from operations	$17,317	$24,934	$32,737	$33,334	$108,322
Net income (loss) applicable to controlling interests	$(25,575)	$28,291	$6,546	$1,315	$10,577

	2012
	First (As Restated)	Second (As Restated)	Third (As Restated)	Fourth	Total (As Restated)
	(in thousands)
Total oil, natural gas liquids and natural gas	$48,897	$38,580	$41,590	$48,355	$177,422
Loss from operations	$(88,129)	$(307,975)	$(233,930)	$(36,147)	$(666,181)
Net loss applicable to controlling interests	$(61,454)	$(326,616)	$(258,390)	$(40,322)	$(686,782)

        Sabine is restating its financial statements for each of the fiscal quarters ended March 31, 2013 and 2012, June 30, 2013 and 2012, and September 30, 2013 and 2012 with respect to the accounting and disclosures for certain derivative financial transactions under Accounting Standards Codification Topic 815, Derivatives and Hedging ("ASC 815"). Sabine determined that the formal documentation it had prepared to support its initial hedge designations for effectiveness in connection with Sabine's oil hedging program was not compliant with the technical documentation requirements to qualify for cash flow hedge accounting treatment in accordance with ASC 815, and as a result, Sabine was not permitted to utilize hedge accounting treatment in the preparation of its financial statements. The restatements eliminate hedge accounting treatment which had been applied in 2013 and 2012 and reflect other immaterial adjustments to oil and natural gas sales.

        Under ASC 815, the fair value of hedge contracts is recognized in Sabine's Consolidated Balance Sheets as an asset or liability, as the case may be, and the amounts received or paid under the hedge contracts are reflected in earnings during the period in which the underlying production occurs. If the hedge contracts qualify for cash flow hedge accounting treatment, the fair value of the hedge contract that is effective in offsetting changes in expected cash flows (the effective portion) is recorded in "Accumulated other comprehensive income", and the effective portion of the changes in the fair value do not affect net income in the period. The portion of the change in fair value of the qualified derivative instrument that was not effective in offsetting changes in expected cash flows (the ineffective portion), as well as any amount excluded from the assessment of the effectiveness of the derivative instruments, are recognized in earnings. If the hedge contract does not qualify for hedge accounting treatment, the change in the fair value of the hedge contract is reflected in earnings during the period

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Selected Quarterly Financial Data (Unaudited) (Continued)

as a "Gain (loss) on derivatives". Under the cash flow hedge accounting treatment used by Sabine, the effective portion of the fair value of the hedge contracts was recognized in the Consolidated Balance Sheets with the offsetting gain or loss recorded initially in "Accumulated other comprehensive income" and later reclassified through earnings when the hedged production impacted earnings. The ineffective portion of the designated derivative instruments was recognized in "Gain on derivative instruments" within Other income (expenses) on the Consolidated Statements of Operations. As a result of the determination that the designation documentation failed to meet the requirements necessary to utilize cash flow hedge accounting treatment, any gain or loss resulting from changes in fair value should have been recorded in the Consolidated Statements of Operations as a component of earnings. Sabine previously recognized gains and losses resulting from the settlement of its designated derivative financial instruments as a component of Revenues, and has reclassified gains in 2012 and in 2011 to "Gain on derivative instruments" within other Other income (expenses) as a result of eliminating hedge accounting.

        The following tables present the restated condensed Consolidated Balance Sheets as of March 31, 2013 and 2012, June 30, 2013 and 2012 and September 30, 2013 and 2012, the restated condensed Consolidated Statements of Operations for the three months ended March 31, 2013 and 2012, June 30, 2013 and 2012 and September 30, 2013 and 2012 and the condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2013 and 2012, six months ended June 30, 2013 and 2012 and nine months ended September 30, 2013 and 2012:

Sabine Oil and Gas LLC
Consolidated Balance Sheets
(Unaudited)

	March 31, 2013			June 30, 2013			September 30, 2013
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)			(in thousands)
Assets
Derivative instruments	$29,403	$(1,292)	$28,111	$37,802	$(2,599)	$35,203	$29,800	$(3,841)	$25,959
Property, plant and equipment:
Oil and natural gas properties (full cost method) Proved	2,907,592	(14,470)	2,893,122	3,027,316	(14,470)	3,012,846	3,154,639	(14,470)	3,140,169
Accumulated depletion, depreciation and amortization	(1,892,001)	(61,114)	(1,953,115)	(1,924,809)	(59,933)	(1,984,742)	(1,962,242)	(58,711)	(2,020,953)
Other assets:
Derivative instruments	3,901	(3,788)	113	8,276	(2,481)	5,795	6,441	(1,239)	5,202

Total assets	$1,686,206	$(80,664)	$1,605,542	$1,778,925	$(79,483)	$1,699,442	$1,858,139	$(78,261)	$1,779,878

Liabilities and member's capital
Current liabilities:
Other short term liabilities	$143	$—	$143	$2,707	$(2,599)	$108	$3,972	$(3,841)	$131
Long term liabilities:
Other long term liabilities	5,124	(5,080)	44	2,499	(2,481)	18	1,239	(1,239)	—
Member's capital:
Member's capital	1,533,008	—	1,533,008	1,533,008	(10,000)	1,523,008	1,533,008	(10,000)	1,523,008
Accumulated deficit	(1,316,493)	(41,657)	(1,358,150)	(1,295,200)	(34,659)	(1,329,859)	(1,283,000)	(40,313)	(1,323,313)
Accumulated other comprehensive income	33,927	(33,927)	—	29,744	(29,744)	—	22,868	(22,868)	—

Total controlling interests member's capital	250,442	(75,584)	174,858	267,552	(74,403)	193,149	272,876	(73,181)	199,695

Total member's capital	250,442	(75,584)	174,858	267,552	(74,403)	193,149	272,876	(73,181)	199,695

Total liabilities and member's capital	$1,686,206	$(80,664)	$1,605,542	$1,778,925	$(79,483)	$1,699,442	$1,858,139	$(78,261)	$1,779,878

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Selected Quarterly Financial Data (Unaudited) (Continued)

	March 31, 2012			June 30, 2012			September 30, 2012
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)			(in thousands)
Assets
Property, plant and equipment:
Accumulated depletion, depreciation and amortization	$(1,200,366)	$(100,203)	$(1,300,569)	$(1,513,780)	$(108,801)	$(1,622,581)	$(1,763,270)	$(99,091)	$(1,862,361)
Other assets:
Derivative instruments	39,114	—	39,114	30,121	(5,080)	25,041	13,339	(5,080)	8,259

Total assets	$1,565,078	$(100,203)	$1,464,875	$1,213,088	$(113,881)	$1,099,207	$921,246	$(104,171)	$817,075

Liabilities and member's capital
Long term liabilities:
Other long term liabilities	$721	$—	$721	$5,667	$(5,080)	$587	$5,535	$(5,080)	$455
Member's capital:
Accumulated deficit	(750,736)	43,487	(707,249)	(1,034,326)	463	(1,033,863)	(1,270,511)	(21,742)	(1,292,253)
Accumulated other comprehensive income	143,690	(143,690)	—	109,264	(109,264)	—	77,349	(77,349)	—

Total liabilities and member's capital	$1,565,078	$(100,203)	$1,464,875	$1,213,088	$(113,881)	$1,099,207	$921,246	$(104,171)	$817,075

Sabine Oil and Gas LLC
Consolidated Statements of Operations
(Unaudited)

	Three months ended March 31, 2013			Three months ended June 30, 2013			Three months ended September 30, 2013
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)			(in thousands)
Revenues
Oil, natural gas and natural gas liquids	$68,283	$(760)	$67,523	$81,356	$—	$81,356	$96,007	$—	$96,007
Gain on derivative instruments	15,004	(15,004)	—	5,205	(5,205)	—	—	—	—

Total revenues	83,460	(15,764)	67,696	86,762	(5,205)	81,557	96,260	—	96,260

Operating expenses
Marketing, gathering, transportation and other	5,237	(760)	4,477	3,744	—	3,744	4,286	—	4,286
Depletion, depreciation and amortization	27,285	(1,113)	26,172	32,893	(1,181)	31,712	37,518	(1,222)	36,296
Impairments	12,719	(12,719)	—	4	—	4	2	—	2

Total operating expenses	64,971	(14,592)	50,379	57,804	(1,181)	56,623	64,745	(1,222)	63,523

Other income (expenses)
Gain (loss) on derivative instruments	(5,472)	(14,113)	(19,585)	27,284	1,022	28,306	5,932	(6,876)	(944)
Other income (expense)	11	—	11	(9,971)	10,000	29	82	—	82

Total other income (expenses)	(28,779)	(14,113)	(42,892)	(7,665)	11,022	3,357	(19,315)	(6,876)	(26,191)

Net income (loss) including noncontrolling interests	(10,290)	(15,285)	(25,575)	21,293	6,998	28,291	12,200	(5,654)	6,546

Net income (loss) applicable to controlling interests	$(10,290)	$(15,285)	$(25,575)	$21,293	$6,998	$28,291	$12,200	$(5,654)	$6,546

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Selected Quarterly Financial Data (Unaudited) (Continued)

	Three months ended March 31, 2012			Three months ended June 30, 2012			Three months ended September 30, 2012
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)			(in thousands)
Revenues
Oil, natural gas liquids and natural gas	$49,816	$(919)	$48,897	$38,580	$—	$38,580	$41,590	$—	$41,590
Gain on derivative instruments	26,405	(26,405)	—	31,669	(31,669)	—	27,060	(27,060)	—

Total revenues	76,132	(27,324)	48,808	70,237	(31,669)	38,568	68,698	(27,060)	41,638

Operating expenses
Marketing, gathering, transportation and other	5,530	(919)	4,611	4,177	—	4,177	4,429	—	4,429
Depletion, depreciation and amortization	27,028	(1,548)	25,480	24,267	(955)	23,312	20,296	(983)	19,313
Impairments	140,603	(54,296)	86,307	291,698	9,553	301,251	233,923	1,153	235,076
Loss on sale of assets	—	—	—	—	—	—	9,880	(9,880)	—

Total operating expenses	193,700	(56,763)	136,937	337,945	8,598	346,543	285,278	(9,710)	275,568

Other income (expenses)
Gain (loss) on derivative instruments	(640)	39,258	38,618	(4,488)	(2,758)	(7,246)	(8,212)	(4,854)	(13,066)

Total other income (expenses)	(12,610)	39,258	26,648	(15,886)	(2,758)	(18,644)	(19,592)	(4,854)	(24,446)

Net loss including noncontrolling interests	(130,178)	68,697	(61,481)	(283,594)	(43,025)	(326,619)	(236,172)	(22,204)	(258,376)

Net loss applicable to controlling interests	$(130,151)	$68,697	$(61,454)	$(283,591)	$(43,025)	$(326,616)	$(236,186)	$(22,204)	$(258,390)

Sabine Oil and Gas LLC
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31, 2013			Three months ended June 30, 2013			Three months ended September 30, 2013
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)			(in thousands)
Cash flows from operating activities:
Net income (loss), including noncontrolling interest	$(10,290)	$(15,285)	$(25,575)	$11,003	$(8,287)	$2,716	$23,203	$(13,941)	$9,262
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation and amortization	27,285	(1,113)	26,172	60,177	(2,294)	57,883	97,695	(3,516)	94,179
Impairments	12,719	(12,719)	—	12,723	(12,719)	4	12,725	(12,719)	6
(Gain) loss on derivative instruments	5,574	29,117	34,691	(18,731)	33,300	14,569	(13,138)	40,176	27,038

Net cash provided by operating activities	$22,197	$—	$22,197	$83,386	$10,000	$93,386	$139,771	$10,000	$149,771

Cash flows from financing activities:
Distributions to member	$—	$—	$—	$—	$(10,000)	$(10,000)	$—	$(10,000)	$(10,000)

Net cash provided by (used in) financing activities	$49,753	$—	$49,753	$52,364	$(10,000)	$42,364	$107,845	$(10,000)	$97,845

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Selected Quarterly Financial Data (Unaudited) (Continued)

	Three months ended March 31, 2012			Three months ended June 30, 2012			Three months ended September 30, 2012
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)			(in thousands)
Cash flows from operating activities:
Net loss, including noncontrolling interest	$(130,178)	$68,697	$(61,481)	$(413,772)	$25,672	$(388,100)	$(649,944)	$3,468	$(646,476)
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation and amortization	27,028	(1,548)	25,480	51,296	(2,503)	48,793	71,592	(3,486)	68,106
Impairments	140,603	(54,296)	86,307	432,301	(44,743)	387,558	666,223	(43,590)	622,633
Loss on sale of asset	439	—	439	438	—	438	10,318	(9,880)	438
Loss on derivative instruments	49	(12,853)	(12,804)	(1,098)	21,574	20,476	11,524	53,488	65,012

Net cash provided by operating activities	$31,629	$—	$31,629	$79,392	$—	$79,392	$106,973	$—	$106,973

Supplemental Information on Oil and Gas Producing Activities (Unaudited)

        The following supplemental information regarding our oil and natural gas producing activities is presented in accordance with the requirements of Section 932-235-50 of the ASC.

Costs Incurred

        The costs incurred in oil and natural gas acquisitions, exploration and development activities were as follows:

	For the Year Ended December 31,
	2013	2012		2011
	(in thousands)
Property acquisition costs, proved	$—	$429,682	(1)	$466,874
Property acquisition costs, unproved	51,184	165,657	(1)	28,663
Exploration and extension well costs	4,553	43,097	(1)	507
Development costs	371,525	56,112	(1)	274,631
Asset retirement costs	993	1,887		5,693

Total Costs	$428,255	$696,435	(1)	$776,368

(1)
Sabine revised this previously reported unaudited financial information to exclude the proceeds from divested properties of $39.2 million, remove the effects of bargain purchase gains as restated and to conform to current period presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Capitalized Costs

        The capitalized costs in oil and natural gas properties were as follows:

	For the Year Ended December 31,
	2013	2012	2011
	(in thousands)
		(As Restated)	(As Restated)
Proved properties	$3,204,317	$2,825,430	$2,292,875
Unproved properties	208,823	332,898	208,230

	3,413,140	3,158,328	2,501,105
Accumulated depletion, depreciation and amortization	(2,049,132)	(1,914,919)	(1,185,582)

Net capitalized costs	1,364,008	1,243,409	1,315 523

Results of Operations

        Results of operations for oil and natural gas producing activities, which exclude processing and other activities, corporate general and administrative expenses, and straight-line depreciation expense on non oil and natural gas assets, were as follows:

	For the Year Ended December 31,
	2013	2012	2011
	(in thousands)
	(As Restated)
			(As Restated)
Revenues
Oil, natural gas liquids and natural gas	$354,223	$177,422	$201,421
Operating expenses:
Lease operating	42,491	41,011	27,113
Workover	2,160	2,638	2,903
Marketing, gathering, transportation and other	17,567	17,491	16,149
Production and ad valorem taxes	17,824	4,400	7,775
Depletion, depreciation and amortization	134,213	87,625	71,178
Impairments	—	641,891	—

Results of operations	$139,968	$(617,634)	$76,303

Oil and Natural Gas Reserves and Related Financial Data

        Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" natural gas and crude oil reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir also may change substantially over time as a result of numerous factors, including additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates may occur from time to time.

        The following tables set forth our total proved reserves and the changes in our total proved reserves. These reserve estimates are based in part on reports prepared by Ryder Scott and Miller and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Lents, independent petroleum engineers, utilizing data compiled by us. In preparing their reports, Ryder Scott evaluated properties representing all of our proved reserves at December 31, 2013 and Miller and Lents evaluated properties representing all of our proved reserves at December 31, 2012 and 2011. Our proved reserves are located onshore in the United States. There are many uncertainties inherent in estimating proved reserve quantities, and projecting future production rates and the timing of future development expenditures. In addition, reserve estimates of new discoveries are more imprecise than those of properties with production history. Accordingly, these estimates are subject to change as additional information becomes available. Proved reserves are the estimated quantities of oil, natural gas liquids and natural gas that geoscience and engineering data demonstrate with reasonable certainty to be economically producible in future years from known oil and natural gas reservoirs under existing economic conditions, operating methods and government regulations at the end of the respective years. Proved developed reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods.

        Proved reserves as of December 31, 2013, 2012 and 2011 were estimated using the average of the historical unweighted first-day-of-the-month prices of oil and natural gas for the prior twelve months as required under SEC rules. The average of the historical unweighted first-day-of-the-month prices for the prior twelve month periods ended December 31, 2013, 2012 and 2011 were $3.67, $2.76 and $4.12, respectively, for natural gas. The average of the historical unweighted first-day-of-the-month prices for the prior twelve month periods ended December 31, 2013, 2012 and 2011 were $96.78, $94.71 and $96.19, respectively, for oil. The average of the historical unweighted first-day-of-the-month prices for the prior twelve months as of March 2014 is $3.99 for natural gas and $98.30 for oil, and the future prices actually received may materially differ from current prices or the prices used in making the reserve estimates impacting the amount of proved developed and proved undeveloped reserves as of December 31, 2013. With respect to future development costs and operating expenses, the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

derived estimates using the current cost environment at year end, which is consistent with current SEC rules.

	Oil (Mbbls)	NGLS (Mbbls)	Natural Gas (Bcl)	Natural Gas Equivalents (Bcfe)
Estimated Proved Reserves
December 31, 2010	4.8	11.2	1,111.0	1,206.7

Revisions of previous estimates	(2.8)	(5.6)	(720.2)	(770.6)
Extensions and discoveries	1.3	5.1	207.1	245.7
Production	(0.7)	(0.2)	(39.0)	(44.3)
Purchases of minerals in Place	3.3	15.5	611.1	723.9

December 31, 2011	5.9	26.0	1,170.0	1,361.4

Revisions of previous estimates	(2.2)	(12.2)	(504.3)	(591.1)
Extensions and discoveries	2.2	0.4	2.6	18.0
Production	(0.3)	(0.9)	(41.1)	(48.6)
Purchases of minerals in Place	10.5	16.2	117.5	277.8
Sales of minerals in Place	(0.1)	(0.1)	(35.7)	(36.7)

December 31, 2012	16.0	29.4	709.0	980.8

Revisions of previous estimates	0.1	—	(58.3)	(57.4)
Extensions and discoveries	6.9	5.4	73.7	147.5
Production	(1.4)	(1.8)	(44.0)	(63.4)
Sales of minerals in Place	(4.7)	(8.0)	(92.1)	(168.2)

December 31, 2013	16.9	25.0	588.3	839.3

December 31, 2010
Proved developed	4.6	1.5	295.6	332.6
Proved undeveloped	0.2	9.7	815.4	874.1

	4.8	11.2	1,111.0	1,206.7

December 31, 2011
Proved developed	2.4	10.3	514.9	591.2
Proved undeveloped	3.5	15.7	655.1	770.2

	5.9	26.0	1,170.0	1,361.4

December 31, 2012
Proved developed	3.8	10.2	415.0	499.2
Proved undeveloped	12.1	19.3	292.9	481.6

	15.9	29.5	707.9	980.8

December 31, 2013
Proved developed	6.0	11.6	360.6	466.1
Proved undeveloped	10.9	13.4	227.7	373.2

	16.9	25.0	588.3	839.3

        Revisions of previous estimates.    Negative revisions of 720.2 Bcf in 2011 and 504.3 Bcf in 2012, were primarily the result of the reclassification of proved undeveloped reserves to probable undeveloped reserves for proved undeveloped reserves that are not expected to be developed five years from the time the reserves were initially disclosed. As a result of significantly declining gas price from

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

$4.376 in 2010 to $4.12 in 2011 to $2.76 in 2012, certain natural gas-weighted projects no longer met economic investment criteria based on the unweighted arithmetic average of the first-day-of-the-month commodity prices utilized in calculating the reserve estimates. In addition, lower natural gas prices also delayed Sabine's initial expected development time frame for drilling certain of its proved undeveloped natural gas locations beyond five years from the time the associated reserves were originally recorded. Also as a result of increased development and operating costs, Sabine reduced the development program and rig count. Accordingly, these PUDs were reclassified to probable undeveloped reserves.

        Extensions and discoveries.    In 2011, Sabine had 245.7 Bcfe of extensions and discoveries, which were primarily due to exploration and development activities in Haynesville Shale and Cotton Valley in East Texas. In 2013, Sabine had 147.5 Bcfe of extensions and discoveries, which were primarily due to exploration and development activities in the Texas Panhandle and Eagle Ford in South Texas.

        Purchases and sales of minerals in place.    Purchases and sales of reserves in place for each of the years presented in the table above represent the acquisition and sale of oil and natural gas property interests. See Note 4 for a description of these transactions.

        The proved oil and natural gas reserves utilized in the preparation of the financial statements were estimated by Ryder Scott as of December 31, 2013 and Miller & Lents as of December 31, 2012 and 2011. These independent petroleum consultants made their estimations in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve reports be prepared under existing economic and operating conditions with no provision for price and cost escalation except by contractual agreement.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

        The following information was developed utilizing procedures prescribed by ASC 932, Disclosures about Oil and Natural Gas Producing Activities. The information is based on estimates prepared by Sabine's petroleum engineering staff. The "standardized measure of discounted future net cash flows" should not be viewed as representative of the current value of Sabine's proved oil and natural gas reserves. It and the other information contained in the following tables may be useful for certain comparative purposes, but should not be solely relied upon in evaluating Sabine or Sabine's performance.

        In reviewing the information that follows, Sabine believes that the following factors should be taken into account:

  •
  future costs and sales prices will probably differ from those required to be used in these calculations;

  •
  actual production rates for future periods may vary significantly from the rates assumed in the calculations;

  •
  a 10% discount rate may not be reasonable relative to risk inherent in realizing future net oil and natural gas revenues.

        Under the standardized measure, future cash inflows were estimated by using the average of the historical unweighted first-day-of-the-month prices of oil and natural gas for the prior twelve month periods ended December 31, 2013, 2012 and 2011. Future cash inflows do not reflect the impact of open hedge positions. Future cash inflows were reduced by estimated future development and production costs based on year end costs in order to arrive at net cash flows before tax. Use of a 10% discount rate and year-end prices and costs are required by ASC 932.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        In general, management does not rely on the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves and varying price and cost assumptions considered more representative of a range of possible outcomes.

        The standardized measure of discounted future net cash flows from our estimated proved oil and natural gas reserves follows:

	For the Year Ended December 31,
	2013	2012	2011
	(in thousands)
Future cash inflows	$4,667,459	$4,615,745	$6,724,283
Less related future:
Production costs	(1,127,359)	(1,413,634)	(2,020,736)
Development costs	(682,876)	(1,055,357)	(1,326,857)

Future net cash inflows	2,857,224	2,146,754	3,376,690
10% annual discount for estimated timing of cash flows	(1,506,352)	(1,236,961)	(2,207,421)

Standardized measure of discounted future net cash flows	$1,350,872	$909,793	$1,169,269

        An adjustment for future income tax expense is not included because Sabine is a limited liability company and treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of Sabine being passed through to the Member.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and natural gas reserves follows:

	For the Year Ended December 31,
	2013	2012		2011
	(in thousands)
Beginning Balance	$909,793	$1,169,269		$585,674
Revisions of previous estimates
Changes in prices and costs	186,943	(105,480)	(1)	(41,896)
Changes in quantities	45,167	(561,009)	(1)	40,535
Additions to proved reserves	392,752	35,351		168,123
Purchases of reserves	—	467,885	(1)	527,760
Sales of reserves	(152,677)	(26,436)	(1)	—
Accretion of discount	90,973	116,927		58,567
Sales of oil and gas, net	(274,180)	(114,520)	(1)	(147,481)
Change in estimated future development costs	22,181	(5,636)	(1)	(102,647)
Previously estimated development costs incurred	117,377	29,068		88,980
Changes in rate of production and other, net	12,542	(95,626)	(1)	(8,346)

Net change	441,078	(259,476)		583,595

Ending Balance	$1,350,872	$909,793		$1,169,269

(1)
The Company has revised this previously reported unaudited financial information.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Forest Oil Corporation

        We have audited the accompanying consolidated balance sheets of Forest Oil Corporation as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Forest Oil Corporation at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

        The accompanying consolidated financial statements have been prepared assuming that Forest Oil Corporation will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has determined that it expects to fail a financial covenant in its Credit Facility sometime prior to the end of 2014, which could result in the acceleration of all borrowings thereunder and the Company's senior unsecured notes due 2019 and 2020. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Forest Oil Corporation's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 26, 2014, except for the effects of the material weaknesses described in the sixth paragraph of that report as to which the date is October 1, 2014, expressed an adverse opinion thereon.

/s/ Ernst & Young LLP

Denver, Colorado
February 26, 2014,
except as it relates to the going
concern matter discussed in Note 1
as to which the date is
October 1, 2014

FOREST OIL CORPORATION

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Amounts)

	December 31,
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$66,192	$1,056
Accounts receivable	35,654	67,516
Derivative instruments	5,192	40,190
Other current assets	6,756	16,318

Total current assets	113,794	125,080
Property and equipment, at cost:
Oil and natural gas properties, full cost method of accounting:
Proved, net of accumulated depletion of $8,460,589 and $8,237,186	753,079	1,459,312
Unproved	53,645	277,798

Net oil and natural gas properties	806,724	1,737,110
Other property and equipment, net of accumulated depreciation and amortization of $50,058 and $46,908	11,845	17,128

Net property and equipment	818,569	1,754,238
Deferred income taxes	2,230	14,681
Goodwill	134,434	239,420
Derivative instruments	400	8,335
Other assets	48,525	60,108

	$1,117,952	$2,201,862

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$141,107	$164,786
Accrued interest	6,654	23,407
Derivative instruments	4,542	9,347
Deferred income taxes	2,230	14,681
Current portion of long-term debt	—	12
Other current liabilities	12,201	14,092

Total current liabilities	166,734	226,325
Long-term debt	800,179	1,862,088
Asset retirement obligations	22,629	56,155
Derivative instruments	—	7,204
Other liabilities	73,941	92,914

Total liabilities	1,063,483	2,244,686
Commitments and contingencies (Note 10)
Shareholders' equity:
Preferred stock, none issued and outstanding	—	—
Common stock, 119,399,983 and 118,245,320 shares issued and outstanding	11,940	11,825
Capital surplus	2,554,997	2,541,859
Accumulated deficit	(2,502,070)	(2,575,994)
Accumulated other comprehensive loss	(10,398)	(20,514)

Total shareholders' equity (deficit)	54,469	(42,824)

	$1,117,952	$2,201,862

See accompanying Notes to Consolidated Financial Statements

FOREST OIL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Amounts)

	Year Ended December 31,
	2013	2012	2011
Revenues:
Oil, natural gas, and natural gas liquids sales	$441,341	$605,523	$703,531
Interest and other	331	136	1,026

Total revenues	441,672	605,659	704,557
Costs, expenses, and other:
Lease operating expenses	76,675	108,027	99,158
Production and property taxes	14,857	34,249	40,632
Transportation and processing costs	11,895	14,633	13,728
General and administrative	54,826	59,262	65,105
Depreciation, depletion, and amortization	171,557	280,458	219,684
Ceiling test write-down of oil and natural gas properties	57,636	992,404	—
Impairment of properties	—	79,529	—
Interest expense	119,829	141,831	149,755
Realized and unrealized losses (gains) on derivative instruments, net	3,786	(72,646)	(88,064)
Other, net	(142,606)	83,406	17,164

Total costs, expenses, and other	368,455	1,721,153	517,162
Earnings (loss) from continuing operations before income taxes	73,217	(1,115,494)	187,395
Income tax (benefit) expense	(707)	173,437	89,135

Net earnings (loss) from continuing operations	73,924	(1,288,931)	98,260
Net earnings from discontinued operations	—	—	44,569

Net earnings (loss)	73,924	(1,288,931)	142,829
Less: net earnings attributable to noncontrolling interest	—	—	4,987

Net earnings (loss) attributable to Forest Oil Corporation common shareholders	$73,924	$(1,288,931)	$137,842

Basic earnings (loss) per common share attributable to Forest Oil Corporation common shareholders:
Earnings (loss) from continuing operations	$.62	$(11.21)	$.86
Earnings from discontinued operations	—	—	.35

Basic earnings (loss) per common share attributable to Forest Oil Corporation common shareholders	$.62	$(11.21)	$1.21

Diluted earnings (loss) per common share attributable to Forest Oil Corporation common shareholders:
Earnings (loss) from continuing operations	$.62	$(11.21)	$.85
Earnings from discontinued operations	—	—	.34

Diluted earnings (loss) per common share attributable to Forest Oil Corporation common shareholders	$.62	$(11.21)	$1.19

Amounts attributable to Forest Oil Corporation common shareholders:
Net earnings (loss) from continuing operations	$73,924	$(1,288,931)	$98,260
Net earnings from discontinued operations	—	—	39,582

Net earnings (loss) attributable to Forest Oil Corporation common shareholders	$73,924	$(1,288,931)	$137,842

See accompanying Notes to Consolidated Financial Statements

FOREST OIL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31,
	2013	2012	2011
	(In Thousands)
Net earnings (loss)	$73,924	$(1,288,931)	$142,829
Other comprehensive income (loss):
Foreign currency translation losses	—	—	(27,852)
Defined benefit postretirement plans gains (losses), net of tax	10,116	(2,242)	(6,669)

Total other comprehensive income (loss)	10,116	(2,242)	(34,521)
Total comprehensive income (loss)	84,040	(1,291,173)	108,308
Less: total comprehensive loss attributable to noncontrolling interest	—	—	(1,330)

Total comprehensive income (loss) attributable to Forest Oil Corporation common shareholders	$84,040	$(1,291,173)	$109,638

See accompanying Notes to Consolidated Financial Statements

FOREST OIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In Thousands)

	Common Stock			Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Forest Oil Corporation Shareholders' Equity (Deficit)
			Capital Surplus				Noncontrolling Interest	Total Shareholders' Equity (Deficit)
	Shares	Amount
Balances at January 1, 2011	113,595	$11,359	$2,684,269	$(1,424,905)	$82,064	$1,352,787	$—	$1,352,787
Issuance of Lone Pine Resources Inc. common stock	—	—	112,610	—	(18,007)	94,603	83,572	178,175
Spin-off of Lone Pine Resources Inc.	—	—	(333,568)	—	(54,125)	(387,693)	(82,242)	(469,935)
Exercise of stock options	192	19	2,363	—	—	2,382	—	2,382
Employee stock purchase plan	96	10	1,331	—	—	1,341	—	1,341
Restricted stock issued, net of forfeitures	861	86	(86)	—	—	—	—	—
Amortization of stock-based compensation	—	—	35,449	—	—	35,449	—	35,449
Tax impact of employee stock option exercises	—	—	(9,608)	—	—	(9,608)	—	(9,608)
Other, net	(218)	(20)	(5,766)	—	—	(5,786)	—	(5,786)
Net earnings	—	—	—	137,842	—	137,842	4,987	142,829
Other comprehensive loss	—	—	—	—	(28,204)	(28,204)	(6,317)	(34,521)

Balances at December 31, 2011	114,526	11,454	2,486,994	(1,287,063)	(18,272)	1,193,113	—	1,193,113
Common stock issued for acquisition of unproved oil and natural gas properties	2,657	266	36,165	—	—	36,431	—	36,431
Employee stock purchase plan	164	16	1,101	—	—	1,117	—	1,117
Restricted stock issued, net of forfeitures	1,204	121	(121)	—	—	—	—	—
Amortization of stock-based compensation	—	—	21,858	—	—	21,858	—	21,858
Other, net	(306)	(32)	(4,138)	—	—	(4,170)	—	(4,170)
Net loss	—	—	—	(1,288,931)	—	(1,288,931)	—	(1,288,931)
Other comprehensive loss	—	—	—	—	(2,242)	(2,242)	—	(2,242)

Balances at December 31, 2012	118,245	11,825	2,541,859	(2,575,994)	(20,514)	(42,824)	—	(42,824)
Employee stock purchase plan	174	17	622	—	—	639	—	639
Restricted stock issued, net of forfeitures	1,355	135	(135)	—	—	—	—	—
Amortization of stock-based compensation	—	—	14,659	—	—	14,659	—	14,659
Other, net	(374)	(37)	(2,008)	—	—	(2,045)	—	(2,045)
Net earnings	—	—	—	73,924	—	73,924	—	73,924
Other comprehensive income	—	—	—	—	10,116	10,116	—	10,116

Balances at December 31, 2013	119,400	$11,940	$2,554,997	$(2,502,070)	$(10,398)	$54,469	$—	$54,469

See accompanying Notes to Consolidated Financial Statements

FOREST OIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2013	2012	2011
Operating activities:
Net earnings (loss)	$73,924	$(1,288,931)	$142,829
Less: net earnings from discontinued operations	—	—	44,569

Net earnings (loss) from continuing operations	73,924	(1,288,931)	98,260
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided by operating activities of continuing operations:
Depreciation, depletion, and amortization	171,557	280,458	219,684
Deferred income tax	—	208,975	58,994
Unrealized losses (gains) on derivative instruments, net	30,923	39,126	(39,087)
Ceiling test write-down of oil and natural gas properties	57,636	992,404	—
Impairment of properties	—	79,529	—
Stock-based compensation expense	8,875	15,074	20,536
Accretion of asset retirement obligations	2,982	6,663	6,082
Gain on asset dispositions, net	(202,023)	—	—
Loss on debt extinguishment, net	48,725	36,312	—
Other, net	1,276	6,684	8,114
Changes in operating assets and liabilities:
Accounts receivable	31,816	11,573	23,236
Other current assets	3,504	2,630	14,314
Accounts payable and accrued liabilities	1,560	(21,164)	(6,470)
Accrued interest and other	(28,996)	2,322	(5,566)

Net cash provided by operating activities of continuing operations	201,759	371,655	398,097
Investing activities:
Capital expenditures for property and equipment:
Exploration, development, and leasehold acquisition costs	(363,971)	(721,536)	(873,877)
Other fixed assets costs	(1,517)	(9,128)	(6,968)
Proceeds from sales of assets	1,347,116	262,882	121,115

Net cash provided (used) by investing activities of continuing operations	981,628	(467,782)	(759,730)
Financing activities:
Proceeds from bank borrowings	529,000	1,244,000	160,000
Repayments of bank borrowings	(594,000)	(1,284,000)	(55,000)
Issuance of senior notes, net of issuance costs	—	491,250	—
Redemption of senior notes	(1,037,174)	(330,709)	(285,000)
Proceeds from the exercise of options and from employee stock purchase plan	639	1,117	3,723
Change in bank overdrafts	(14,424)	(24,217)	17,116
Other, net	(2,292)	(3,270)	(14,144)

Net cash (used) provided by financing activities of continuing operations	(1,118,251)	94,171	(173,305)
Cash flows of discontinued operations:
Operating cash flows	—	—	101,292
Investing cash flows	—	—	(255,470)
Financing cash flows	—	—	478,324

Net cash provided by discontinued operations	—	—	324,146
Effect of exchange rate changes on cash	—	—	(3,476)

Net increase (decrease) in cash and cash equivalents	65,136	(1,956)	(214,268)
Net increase in cash and cash equivalents of discontinued operations	—	—	(289)

Net increase (decrease) in cash and cash equivalents of continuing operations	65,136	(1,956)	(214,557)
Cash and cash equivalents of continuing operations at beginning of year	1,056	3,012	217,569

Cash and cash equivalents of continuing operations at end of year	$66,192	$1,056	$3,012

Cash paid by continuing operations during the year for:
Interest (net of capitalized amounts)	$130,082	$130,154	$139,311
Income taxes (net of refunded amounts)	(755)	(28,253)	31,782
Non-cash investing activities of continuing operations:
Increase (decrease) in accrued capital expenditures	$(28,154)	$(37,766)	$27,235
Common stock issued for acquisition of unproved oil and natural gas properties	—	36,431	—

See accompanying Notes to Consolidated Financial Statements

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013, 2012, and 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of the Business

        Forest Oil Corporation is an independent oil and gas company engaged in the acquisition, exploration, development, and production of oil, natural gas, and natural gas liquids (sometimes referred to as "NGLs") primarily in the United States. Forest was incorporated in New York in 1924, as the successor to a company formed in 1916, and has been a publicly held company since 1969. Forest holds assets in several exploration and producing areas in the United States, with its core operational areas being Eagle Ford in South Texas and Ark-La-Tex in Texas, Louisiana, and Arkansas, and has exploratory and development interests in two other countries. On June 1, 2011, Forest completed an initial public offering of approximately 18% of the common stock of its then wholly-owned subsidiary, Lone Pine Resources Inc. ("Lone Pine"), which held Forest's ownership interests in its Canadian operations. On September 30, 2011, Forest distributed, or spun-off, its remaining 82% ownership in Lone Pine to Forest's shareholders by means of a special stock dividend of Lone Pine shares. See Note 5 for more information regarding the initial public offering and spin-off of Lone Pine. Unless the context indicates otherwise, the terms "Forest," the "Company," "we," "our," and "us," as used in these Notes to Consolidated Financial Statements, refer to Forest Oil Corporation and its subsidiaries.

Basis of Presentation and Principles of Consolidation

        The consolidated financial statements include the accounts of Forest and its consolidated subsidiaries. As a result of the spin-off, Lone Pine's results of operations are reported as discontinued operations. See Note 13 for more information regarding the results of operations of Lone Pine. All intercompany balances and transactions have been eliminated.

Subsequent Event—Going Concern and Management's Plan

        The financial statements included in this Form 10K/A have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. Forest previously disclosed in its unreviewed Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, that by year end 2014 the ratio of its total debt to EBITDA may exceed the maximum allowed under its bank credit facility unless it undertakes certain mitigating actions. Absent such actions, a resultant breach of the financial covenant could cause a default under the credit facility, potentially resulting in an acceleration of all amounts outstanding under the Credit Facility as well as Forest's senior unsecured notes due 2019 and 2020. As of September 30, 2014, Forest had approximately $13.0 million outstanding under the credit facility and $800.0 million in principal amount outstanding under the notes.

        The Company obtained amendments to the credit facility as recently as September 2013 and March 2014 in order to avoid breaching the debt to EBITDA covenant. Forest believes that it could seek, and the lenders under its credit facility would provide, another amendment, or a waiver, of the covenant. Failing an amendment or waiver, Forest believes it could sell assets to avoid breaching the financial covenant. Alternatively, Forest could obtain a new credit facility or other sources of financing. Forest may yet undertake some or all of these actions prior to year end, if necessary, though there is no assurance Forest could complete any such actions as each involves factors that are outside its

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

control. However, inasmuch as Forest has not obtained a waiver or amendment to the credit facility, or pursued any of the other alternatives, there presently exists substantial doubt as to Forest's ability to continue as a going concern through December 31, 2014.

Assumptions, Judgments, and Estimates

        In the course of preparing the consolidated financial statements, management makes various assumptions, judgments, and estimates to determine the reported amounts of assets, liabilities, revenues, and expenses, and in the disclosures of commitments and contingencies. Changes in these assumptions, judgments, and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ from amounts previously established.

        The more significant areas requiring the use of assumptions, judgments, and estimates relate to volumes of oil, natural gas, and natural gas liquids reserves used in calculating depletion, the amount of future net revenues used in computing the ceiling test limitations, and the amount of future capital costs and abandonment obligations used in such calculations, assessing investments in unproved properties and goodwill for impairment, determining the need for and the amount of deferred tax asset valuation allowances, and estimating fair values of financial instruments, including derivative instruments.

Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less and all money market funds with no restrictions on the Company's ability to withdraw money from the funds to be cash equivalents.

Property and Equipment

        The Company uses the full cost method of accounting for oil and natural gas properties. Separate cost centers are maintained for each country in which the Company has operations. The Company's primary oil and gas operations are conducted in the United States. Prior to the spin-off of Lone Pine on September 30, 2011, the Company also had operations in Canada. All costs incurred in the acquisition, exploration, and development of properties (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes, and overhead related to exploration and development activities) and the fair value of estimated future costs of site restoration, dismantlement, and abandonment activities are capitalized. During the years ended December 31, 2013, 2012, and 2011, Forest capitalized $34.0 million, $37.8 million, and $46.4 million, respectively, of general and administrative costs (including stock-based compensation) related to its continuing operations. Interest costs related to significant unproved properties that are under development are also capitalized to oil and natural gas properties. During the years ended December 31, 2013, 2012, and 2011, Forest capitalized $2.0 million, $7.2 million, and $10.3 million, respectively, of interest costs attributed to the unproved properties of its continuing operations.

        Investments in unproved properties, including capitalized interest costs, are not depleted pending determination of the existence of proved reserves. Unproved properties are assessed at least annually to ascertain whether impairment has occurred. Unproved properties whose costs are individually significant are assessed individually by considering factors such as the primary lease terms of the

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

properties, the holding period of the properties, geographic and geologic data obtained relating to the properties, and estimated discounted future net cash flows from the properties. Estimated discounted future net cash flows are based on discounted future net revenues associated with estimated probable and possible reserves, risk adjusted as appropriate. Where it is not practicable to individually assess the amount of impairment of properties for which costs are not individually significant, such properties are grouped for purposes of assessing impairment. The amount of impairment assessed is added to the costs to be amortized, or is reported as a period expense, as appropriate.

        During the year ended December 31, 2012, Forest recorded a $66.9 million impairment of its unproved properties in South Africa based on several unsuccessful attempts to sell the properties for an amount that would allow Forest to recover the carrying amount of its investment in these properties. Because Forest had no proved reserves in South Africa, the impairment was reported as a period expense, rather than being added to the costs to be amortized, and is included in the Consolidated Statement of Operations within the "Impairment of properties" line item.

        The Company performs a ceiling test each quarter on a country-by-country basis under the full cost method of accounting. The ceiling test is a limitation on capitalized costs prescribed by SEC Regulation S-X Rule 4-10. The ceiling test is not a fair value based measurement. Rather, it is a standardized mathematical calculation. The ceiling test provides that capitalized costs less related accumulated depletion and deferred income taxes for each cost center may not exceed the sum of (1) the present value of future net revenue from estimated production of proved oil and gas reserves using current prices, excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, at a discount factor of 10%; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less (4) income tax effects related to differences in the book and tax bases of oil and gas properties. Should the net capitalized costs for a cost center exceed the sum of the components noted above, a ceiling test write-down would be recognized to the extent of the excess capitalized costs.

        At December 31, 2013, Forest recorded a ceiling test write-down of its United States cost center totaling $57.6 million, which resulted primarily from the Panhandle divestiture. Given the magnitude of the Panhandle oil and natural gas reserves as a percentage of Forest's total reserves, the divestiture resulted in a $193.0 million net gain on disposition of assets rather than 100% of the divestiture proceeds reducing capitalized costs, as has typically been done with previous sales of oil and natural gas properties. This smaller reduction of capitalized costs and the loss of future net revenues from the divested proved oil and natural gas reserves were the primary factors causing the ceiling test write-down. See Note 2 for more information on the Panhandle divestiture.

        In 2012, Forest recorded ceiling test write-downs of its United States cost center totaling $957.6 million and its Italian cost center totaling $34.8 million. The United States write-downs resulted primarily from decreases in natural gas and NGL prices. The Italian write-down resulted from Forest concluding that its Italian natural gas reserves could no longer be classified as proved reserves, due to an Italian regional regulatory body's 2012 denial of approval of an environmental impact assessment associated with Forest's proposal to commence natural gas production from wells that Forest drilled and completed in 2007. Forest is currently appealing the region's denial.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

        Gain or loss is not recognized on the sale of oil and natural gas properties unless the sale significantly alters the relationship between capitalized costs and estimated proved oil and natural gas reserves attributable to a cost center. As noted above, a gain was recognized on the Panhandle divestiture in 2013. See Note 2 for more information on the Panhandle divestiture.

        Depletion of proved oil and natural gas properties is computed on the units-of-production method, whereby capitalized costs, as adjusted for future development costs and asset retirement obligations, are amortized over the total estimated proved reserves. The Company uses its quarter-end reserves estimates to calculate depletion for the current quarter.

        Furniture and fixtures, leasehold improvements, computer hardware and software, and other equipment are depreciated on the straight-line method over the estimated useful lives of the assets, which range from three to fifteen years.

Asset Retirement Obligations

        Forest records the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. Subsequent to initial measurement, the asset retirement obligation is required to be accreted each period to its present value. Capitalized costs are depleted as a component of the full cost pool using the units-of-production method. Forest's asset retirement obligations consist of costs related to the plugging of wells, the removal of facilities and equipment, and site restoration on oil and natural gas properties.

        The following table summarizes the activity for the Company's asset retirement obligations for the periods indicated:

	Year Ended December 31,
	2013	2012
	(In Thousands)
Asset retirement obligations at beginning of period	$58,585	$78,938
Accretion expense	2,982	6,663
Liabilities incurred	2,362	1,412
Liabilities settled	(2,726)	(5,650)
Disposition of properties	(42,082)	(27,418)
Revisions of estimated liabilities	6,234	4,640

Asset retirement obligations at end of period	25,355	58,585
Less: current asset retirement obligations	(2,726)	(2,430)

Long-term asset retirement obligations	$22,629	$56,155

Oil, Natural Gas, and NGL Sales

        The Company recognizes revenues when they are realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the Company's price to the buyer is fixed or determinable and (iv) collectibility is reasonably assured.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

        When the Company has an interest with other producers in properties from which natural gas is produced, the Company uses the entitlements method to account for any imbalances. Imbalances occur when the Company sells more or less product than it is entitled to under its ownership percentage. Revenue is recognized only on the entitlement percentage of volumes sold. Any amount that the Company sells in excess of its entitlement is treated as a liability and is not recognized as revenue. Any amount of entitlement in excess of the amount the Company sells is recognized as revenue and an asset is accrued. At December 31, 2013 and 2012, the Company had gas imbalance liabilities of $4.3 million and $7.5 million, respectively, and gas imbalance assets of $3.4 million and $6.7 million, respectively.

        In 2013, sales to two purchasers were approximately 23%, or $102.5 million, and 17%, or $73.5 million, respectively, of the Company's total revenues. In 2012, sales to two purchasers were approximately 19%, or $117.2 million, and 14%, or $82.1 million, respectively, of the Company's total revenues. In 2011, sales to one purchaser were approximately 22%, or $151.9 million, of the Company's total revenues from continuing operations. Forest's revenues from continuing operations are attributable to the United States. Forest believes that the loss of one or more of the Company's current oil, natural gas, and NGL purchasers would not have a material adverse effect on the Company's ability to sell its production, because any individual purchaser could be readily replaced by another purchaser, absent a broad market disruption.

Accounts Receivable

        The components of accounts receivable are as follows:

	December 31,
	2013	2012
	(In Thousands)
Oil, natural gas, and NGL sales	$22,293	$50,679
Joint interest billings	5,222	5,845
Tax incentive refunds due from Texas	3,763	6,836
Other	5,494	5,619
Allowance for doubtful accounts	(1,118)	(1,463)

Total accounts receivable	$35,654	$67,516

        Forest's accounts receivable are primarily from purchasers of the Company's oil, natural gas, and NGL sales and from other exploration and production companies which own working interests in the properties that the Company operates. This industry concentration could adversely impact Forest's overall credit risk because the Company's customers and working interest owners may be similarly affected by changes in economic and financial market conditions, commodity prices, and other conditions. Forest's oil, natural gas, and NGL production is sold to various purchasers in accordance with the Company's credit policies and procedures. These policies and procedures take into account, among other things, the creditworthiness of potential purchasers and concentrations of credit risk. Forest generally requires letters of credit or parental guarantees for receivables from parties that are deemed to have sub-standard credit or other financial concerns, unless the Company can otherwise mitigate the perceived credit exposure. Forest routinely assesses the collectibility of all material receivables and accrues a reserve on a receivable when, based on the judgment of management, it is

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

probable that a receivable will not be collected and the amount of the reserve can be reasonably estimated.

Income Taxes

        The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial accounting bases and tax bases of assets and liabilities. The tax benefits of tax loss carryforwards and other deferred tax benefits are recorded as an asset to the extent that management assesses the utilization of such assets to be more likely than not. When the future utilization of some portion of the deferred tax asset is determined not to be more likely than not, a valuation allowance is provided to reduce the recorded deferred tax assets.

Earnings (Loss) per Share

        Basic earnings (loss) per share is computed using the two-class method by dividing net earnings (loss) attributable to common stock by the weighted average number of common shares outstanding during each period. The two-class method of computing earnings (loss) per share is required to be used since Forest has participating securities. The two-class method is an earnings allocation formula that determines earnings (loss) per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Holders of restricted stock issued under Forest's stock incentive plans have the right to receive non-forfeitable cash and certain non-cash dividends, participating on an equal basis with common stock. Holders of phantom stock units issued to directors under Forest's stock incentive plans also have the right to receive non-forfeitable cash and certain non-cash dividends, participating on an equal basis with common stock, while phantom stock units issued to employees do not participate in dividends. Stock options and cash-settled performance units issued under Forest's stock incentive plans do not participate in dividends. Share-settled performance units issued under Forest's stock incentive plans do not participate in dividends in their current form. Holders of these performance units participate in dividends paid during the performance units' vesting period only after the performance units vest and common shares are deliverable under the terms of the performance unit awards. Share-settled performance units may vest with no common shares being deliverable, depending on Forest's shareholder return over the performance units' vesting period in relation to the shareholder returns of specified peers. See Note 6 for more information on Forest's stock-based incentive awards. In summary, restricted stock issued to employees and directors and phantom stock units issued to directors are participating securities, and earnings are allocated to both common stock and these participating securities under the two-class method. However, these participating securities do not have a contractual obligation to share in Forest's losses. Therefore, in periods of net loss, none of the loss is allocated to these participating securities.

        Diluted earnings (loss) per share is computed by dividing net earnings (loss) attributable to common stock by the weighted average number of common shares outstanding during each period, increasing the denominator to include the number of additional common shares that would have been outstanding if the dilutive potential common shares (e.g. stock options, unvested restricted stock, unvested share-settled phantom stock units, and unvested share-settled performance units) had been issued. Additionally, the numerator is also adjusted for certain contracts that provide the issuer or holder with a choice between settlement methods. Diluted earnings per share is computed using the

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

more dilutive of the treasury stock method or the two-class method. Under the treasury stock method, the dilutive effect of potential common shares is computed by assuming common shares are issued for these securities at the beginning of the period, with the assumed proceeds from exercise, which include average unamortized stock-based compensation costs, assumed to be used to purchase common shares at the average market price for the period, and the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) included in the denominator of the diluted earnings per share computation. The number of contingently issuable shares pursuant to the outstanding share-settled performance units is included in the denominator of the computation of diluted earnings per share based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period and if the result would be dilutive. Under the two-class method, the dilutive effect of non-participating potential common shares is determined and undistributed earnings are reallocated between common shares and participating securities. No potential common shares are included in the computation of any diluted per share amount when a net loss exists, as was the case for the year ended December 31, 2012. Unvested restricted stock grants were not included in the calculations of diluted earnings per share for the years ended December 31, 2013 and 2011 as their inclusion would have an antidilutive effect.

        The following reconciles net earnings (loss) as reported in the Consolidated Statements of Operations to net earnings (loss) used for calculating basic and diluted earnings (loss) per share for the periods presented.

	Year Ended December 31,
	2013			2012			2011
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
	(In Thousands)
Net earnings (loss)	$73,924	$—	$73,924	$(1,288,931)	$—	$(1,288,931)	$98,260	$44,569	$142,829
Less: net earnings attributable to noncontrolling interest	—	—	—	—	—	—	—	(4,987)	(4,987)
Less: net earnings attributable to participating securities	(2,099)	—	(2,099)	—	—	—	(2,037)	(821)	(2,858)

Net earnings (loss) attributable to common stock for basic earnings (loss) per share	71,825	—	71,825	(1,288,931)	—	(1,288,931)	96,223	38,761	134,984
Adjustment for liability classified stock-based compensation awards	—	—	—	—	—	—	—	(707)	(707)

Net earnings (loss) for diluted earnings (loss) per share	$71,825	$—	$71,825	$(1,288,931)	$—	$(1,288,931)	$96,223	$38,054	$134,277

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

        The following reconciles basic weighted average common shares outstanding to diluted weighted average common shares outstanding for the periods presented.

	Year Ended December 31,
	2013	2012	2011
	(In Thousands)
Weighted average common shares outstanding during the period for basic earnings (loss) per share	116,125	114,958	111,690
Dilutive effects of potential common shares	—	—	1,178

Weighted average common shares outstanding during the period, including the effects of dilutive potential common shares, for diluted earnings (loss) per share	116,125	114,958	112,868

Stock-Based Compensation

        Compensation cost is measured at the grant date based on the fair value of the awards (stock options, restricted stock, share-settled performance units, employee stock purchase plan rights) or is measured at the reporting date based on the fair value of the awards (cash-settled phantom stock units and cash-settled performance units), and is recognized on a straight-line basis over the requisite service period (usually the vesting period). Compensation cost for awards with only service conditions that have a graded vesting schedule is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award.

Derivative Instruments

        The Company records all derivative instruments, other than those that meet the normal purchases and sales exception, as either assets or liabilities at fair value. The Company has not elected to designate its derivative instruments as hedges and, therefore, records all changes in fair value of its derivative instruments as unrealized gains and losses through earnings, with such changes reported in a single line item in the Consolidated Statements of Operations together with cash settlements, or realized gains and losses, on the derivative instruments.

Debt Issue Costs

        Included in other assets are costs associated with the issuance of our senior notes and our revolving bank credit facility. The remaining unamortized debt issue costs at December 31, 2013 and 2012 totaled $13.4 million and $27.0 million, respectively, and are being amortized over the life of the respective debt instruments. In connection with the early repayment of senior notes in 2013, $8.9 million of unamortized debt issue costs were written-off.

Inventory

        Inventories, which are carried at average cost with adjustments made from time to time to recognize, as appropriate, any reductions in value, were comprised of $2.2 million and $4.2 million of materials and supplies as of December 31, 2013 and 2012, respectively. The Company's materials and

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

supplies inventory, which is acquired for use in future drilling operations, is primarily comprised of items such as tubing and casing.

Goodwill

        The Company is required to perform an annual impairment test of goodwill in lieu of periodic amortization. The Company performs its annual goodwill impairment test in the second quarter of the year. In addition, the Company tests goodwill for impairment if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test requires the Company to estimate the fair value of the reporting unit to which goodwill has been assigned and, in some cases, the fair values of the assets and liabilities assigned to the reporting unit. Although the Company bases its fair value estimates on assumptions it believes to be reasonable, those assumptions are inherently unpredictable and uncertain. The Company allocates a portion of goodwill to divestitures of more than 25% of the Company's total proved reserves. During the year ended December 31, 2013, the Company allocated $105.0 million of goodwill to the Panhandle divestiture. See Note 2 for more information regarding this divestiture. The Company had no goodwill impairments for the years ended December 31, 2013, 2012, and 2011.

Comprehensive Income (Loss)

        Comprehensive income (loss) is a term used to refer to net earnings (loss) plus other comprehensive income (loss). Other comprehensive income (loss) is comprised of revenues, expenses, gains, and losses that under generally accepted accounting principles are reported as separate components of shareholders' equity instead of net earnings (loss). Items included in the Company's other comprehensive income (loss) during the last three years are net foreign currency gains and losses related to the translation of the assets and liabilities of Lone Pine's Canadian operations prior to the spin-off of Lone Pine on September 30, 2011, and defined benefit postretirement plan gains and losses. See Note 7 for more information regarding Forest's defined benefit postretirement plans.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

        The components of other comprehensive income (loss), both before-tax and net-of-tax, for the years ended December 31, 2013, 2012, and 2011 are as follows:

	Before-Tax	Tax (Expense) / Benefit	Net-of-Tax
	(In Thousands)
Year Ended December 31, 2013:
Defined benefit postretirement plans
Net periodic benefit cost components arising during the period	$8,742	$—	$8,742
Actuarial losses reclassified from accumulated other comprehensive loss and included in net periodic benefit cost	1,374	—	1,374

Other comprehensive income	$10,116	$— (1)	$10,116

Year Ended December 31, 2012:
Defined benefit postretirement plans
Net periodic benefit cost components arising during the period	$(3,191)	$(323)	$(3,514)
Actuarial losses reclassified from accumulated other comprehensive loss and included in net periodic benefit cost	1,155	117	1,272

Other comprehensive loss	$(2,036)	$(206)	$(2,242)

Year Ended December 31, 2011:
Defined benefit postretirement plans
Net periodic benefit cost components arising during the period	$(11,058)	$3,979	$(7,079)
Actuarial losses reclassified from accumulated other comprehensive loss and included in net periodic benefit cost	641	(231)	410

	(10,417)	3,748	(6,669)
Foreign currency translation losses
Foreign currency translation losses arising during the period	(27,852)	—	(27,852)
Amounts reclassified from accumulated other comprehensive loss	—	—	—

	(27,852)	—	(27,852)

Other comprehensive loss	$(38,269)	$3,748	$(34,521)

(1)
Tax expense of $3.6 million for the year ended December 31, 2013 is offset by an equal decrease in the valuation allowance.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

        The components of accumulated other comprehensive income (loss) attributable to Forest Oil Corporation common shareholders for the years ended December 31, 2013, 2012, and 2011 are as follows:

	Foreign Currency Translation	Defined Benefit Postretirement Plans	Accumulated Other Comprehensive Income (Loss)
	(In Thousands)
Balance at December 31, 2010	$93,667	$(11,603)	$82,064
Changes in ownership interest in Lone Pine Resources	(72,132)	—	(72,132)
Other comprehensive losses arising during the period, before reclassifications	(21,535)	(7,079)	(28,614)
Amounts reclassified from accumulated other comprehensive loss	—	410	410

Other comprehensive loss	(21,535)	(6,669)	(28,204)

Balance at December 31, 2011	—	(18,272)	(18,272)

Other comprehensive losses arising during the period, before reclassifications	—	(3,514)	(3,514)
Amounts reclassified from accumulated other comprehensive loss	—	1,272	1,272

Other comprehensive loss	—	(2,242)	(2,242)

Balance at December 31, 2012	—	(20,514)	(20,514)

Other comprehensive gains arising during the period, before reclassifications	—	8,742	8,742
Amounts reclassified from accumulated other comprehensive loss	—	1,374	1,374

Other comprehensive income	—	10,116	10,116

Balance at December 31, 2013	$—	$(10,398)	$(10,398)

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(2) PROPERTY AND EQUIPMENT:

        Net property and equipment consists of the following as of the dates indicated:

	December 31,
	2013	2012
	(In Thousands)
Oil and natural gas properties:
Proved	$9,213,668	$9,696,498
Unproved	53,645	277,798
Accumulated depletion(1)	(8,460,589)	(8,237,186)

Net oil and natural gas properties	806,724	1,737,110
Other property and equipment:
Furniture and fixtures, leasehold improvements, computer hardware and software, and other equipment	61,903	64,036
Accumulated depreciation and amortization	(50,058)	(46,908)

Net other property and equipment	11,845	17,128

Total net property and equipment	$818,569	$1,754,238

(1)
Includes inception-to-date ceiling test write-downs.

        The following table sets forth a summary as of December 31, 2013 of Forest's unproved properties, all of which are located in the United States, by the year in which such property costs were incurred:

	Total	2013	2012	2011	2010 and Prior
	(In Thousands)
Acquisition costs	$48,095	$5,078	$4,155	$2,515	$36,347
Exploration costs	5,550	4,722	194	57	577

Total unproved oil and natural gas properties	$53,645	$9,800	$4,349	$2,572	$36,924

        The majority of the unproved oil and natural gas property costs, which are not subject to depletion, relate to oil and natural gas property acquisitions and leasehold acquisition costs as well as work-in-progress on various projects. The Company expects that substantially all of its unproved property costs as of December 31, 2013 will be reclassified to proved properties within ten years.

Divestitures

Texas Panhandle

        In October 2013, Forest entered into an agreement to sell all of its oil and natural gas properties located in the Texas Panhandle for $1.0 billion in cash. The purchase price was adjusted at closing on November 25, 2013 to $944.1 million in order to, among other things, reflect an economic effective date of October 1, 2013. Subsequent to closing, Forest received an additional $21.0 million for post-closing title curative work completed, for total cash proceeds received to-date of $965.1 million. As of December 31, 2013, there is $32.9 million remaining in escrow, which Forest may receive as

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(2) PROPERTY AND EQUIPMENT: (Continued)

consents-to-assign are received and further post-closing title curative work is completed. Of the $32.9 million escrow balance, $10.0 million supports post-closing indemnities that Forest may owe to the buyer under the terms of the purchase and sale agreement. Any of the $10.0 million remaining in escrow at the one-year anniversary of the closing will be paid to Forest. Forest used a portion of the Panhandle divestiture proceeds to repay the balance outstanding on its credit facility and to redeem $700.0 million aggregate principal amount of its 7 1/4% senior notes due 2019 and 7 1/2% senior notes due 2020.

        In connection with the Panhandle divestiture, Forest incurred exit costs consisting of one-time employee termination benefits and other associated costs, as shown in the following table.

	One-Time Employee Termination Benefits	Other Associated Costs(1)	Total
	(In Thousands)
Total expected amount(2)	$4,541	$7,967	$12,508
Amount paid during 2013	2,915	2,128	5,043
December 31, 2013 liability balance(3)	1,095	5,840	6,935

(1)
Other associated costs consist of financial advisor fees and retention bonuses paid to certain employees.

(2)
Of the $12.5 million total expected amount, $5.0 million was recognized in "General and administrative" expense and $5.8 million was recognized in "Other, net" in the Consolidated Statement of Operations for the year ended December 31, 2013. Additionally, $1.1 million was capitalized in "Oil and natural gas properties" in the Consolidated Balance Sheet pursuant to the full cost method of accounting. The remaining $.5 million will be accrued in 2014 over the remaining retention period of the affected employees.

(3)
The December 31, 2013 estimated liability balance is included in "Accounts payable and accrued liabilities" in the Consolidated Balance Sheet, and Forest expects it will be paid during the first half of 2014.

        Under the full cost method of accounting, sales of oil and natural gas properties are typically accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves attributable to a cost center. A significant alteration would not ordinarily be expected to occur for sales involving less than 25% of the reserve quantities of a given cost center. The proved reserves associated with the Panhandle divestiture represented more than 25% of Forest's total proved reserves at the time the divestiture closed. Forest concluded that accounting for the divestiture as an adjustment of capitalized costs would significantly alter the relationship between capitalized costs and proved reserves. Therefore, a gain was recognized on the divestiture. The historical net book value of Forest's oil and natural gas properties at the time of sale was allocated between the properties divested and properties retained based on proved reserves. As discussed in Note 1—"Goodwill", Forest allocated $105.0 million

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(2) PROPERTY AND EQUIPMENT: (Continued)

of goodwill to the Panhandle divestiture in determining the gain on the divestiture. The net gain recognized on the divestiture for the year ended December 31, 2013 was $193.0 million.

South Texas

        In January 2013, Forest entered into an agreement to sell all of its oil and natural gas properties located in South Texas, excluding its Eagle Ford oil properties, for $325.0 million in cash. This transaction closed on February 15, 2013 and was subject to customary purchase price adjustments, resulting in Forest receiving net cash proceeds of $320.9 million. Forest used the proceeds from this divestiture to redeem the remaining $300.0 million of its 8 1/2% senior notes due 2014. In connection with the South Texas divestiture, Forest incurred one-time employee termination benefit costs of $7.5 million ($5.7 million net of capitalization), which are included in "General and administrative" expense in the Consolidated Statement of Operations and were paid in full during 2013, with no further one-time employee termination benefit costs expected to be made for this specific divestiture.

Permian Basin

        In August 2013, Forest entered into an agreement to sell a portion of its largely undeveloped acreage position located in Crockett County in the Permian Basin of West Texas. This transaction closed on September 10, 2013, and Forest received net cash proceeds of $31.4 million, after customary purchase price adjustments. Forest retained a Permian Basin acreage position located in Pecos and Reeves Counties, Texas. Forest used the proceeds from this divestiture to reduce outstanding borrowings under its credit facility.

South Louisiana

        In October 2012, Forest entered into an agreement to sell all of its oil and natural gas properties located in South Louisiana for $220.0 million in cash. This transaction closed on November 16, 2012 and was subject to customary purchase price adjustments, resulting in Forest receiving net cash proceeds of $211.3 million.

Gas Gathering Assets

        In August 2012, the Company entered into an agreement to sell the majority of its East Texas natural gas gathering assets for $34.0 million in cash. This transaction closed on October 31, 2012, and Forest received net cash proceeds of $28.8 million, after customary purchase price adjustments. At the time of closing, there were up to $9.0 million of additional performance payments that Forest could earn contingent upon future activity, including the number of additional wells drilled by Forest and connected to the buyer's gathering facilities. During year ended December 31, 2013, Forest earned and received $2.5 million of these performance payments. As of December 31, 2013, there are $6.0 million of contingent performance payments that may still be earned. In conjunction with the sale, Forest entered into a ten-year natural gas gathering agreement with the buyer under which Forest pays market-based gathering rates and has committed the production from its existing and future operated wells located within five miles of the gathering system as it was configured at the time of sale. During the third quarter of 2012, these assets were written down to their estimated fair value less cost to sell,

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(2) PROPERTY AND EQUIPMENT: (Continued)

resulting in a $12.7 million impairment charge, which is included in the Consolidated Statement of Operations within the "Impairment of properties" line item.

South Africa

        In December 2012, Forest entered into an agreement with a third-party whereby Forest would receive $9.1 million in exchange for Forest abandoning its exploration right covering Block 2C in South Africa, contingent upon, among other things, the approval of the abandonment by the government of South Africa. Upon completion of certain contractual requirements, Forest received the $9.1 million in December 2013 and recorded a gain of $9.0 million, net of transaction costs, in other income within the "Other, net" line item in the Consolidated Statement of Operations for the year ended December 31, 2013 since Forest had no proved reserves in South Africa and fully impaired its unproved properties in South Africa in 2012.

        Forest also entered into a separate agreement in December 2012 to sell its South African subsidiary which holds a production right related to Block 2A in South Africa. Following approval of the sale by the government of South Africa, Forest will receive a payment of $1.0 million. If such approval is not received, closing on the sale will not occur. If closing occurs, Forest may receive further payments, as set forth in the agreement.

Miscellaneous

        During the year ended December 31, 2013, Forest also sold miscellaneous oil and natural gas properties for proceeds of $17.5 million. During the years ended December 31, 2012 and 2011, Forest also sold miscellaneous U.S. oil and natural gas properties for total proceeds of $25.6 million and $121.0 million, respectively.

Acquisition and Development Agreement

        In April 2013, Forest entered into an Acquisition and Development Agreement ("ADA") with a third-party for the future development of Forest's Eagle Ford acreage in Gonzales County, Texas. Under the terms of the ADA, the third-party will pay a $90.0 million drilling carry in the form of future drilling and completion services and related development capital in exchange for a 50% working interest in Forest's Eagle Ford acreage position. Upon completion of the phased contribution of the drilling carry, Forest and the third-party will participate in future drilling on a 50/50 basis. The ADA applies to wells spud on or subsequent to November 28, 2012, none of which had been placed on production prior to April 1, 2013, and Forest retained all of its interests in wells and production that were spud prior to November 28, 2012. Forest is the operator of the drilling program. As of December 31, 2013, Forest had realized $61.1 million of the drilling carry and currently expects that it will be fully realized in 2014.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(3) DEBT:

        The components of debt are as follows:

	December 31, 2013			December 31, 2012
	Principal	Unamortized Premium	Total	Principal	Unamortized Premium (Discount)	Total
	(In Thousands)
Credit facility	$—	$—	$—	$65,000	$—	$65,000
7% senior subordinated notes due 2013(1)	—	—	—	12	—	12
8 1/2% senior notes due 2014(2)	—	—	—	300,000	(3,277)	296,723
7 1/4% senior notes due 2019(3)	577,914	178	578,092	1,000,000	365	1,000,365
7 1/2% senior notes due 2020(4)	222,087	—	222,087	500,000	—	500,000

Total debt	800,001	178	800,179	1,865,012	(2,912)	1,862,100
Less: current portion of long-term debt	—	—	—	(12)	—	(12)

Long-term debt	$800,001	$178	$800,179	$1,865,000	$(2,912)	$1,862,088

(1)
In June 2013, Forest redeemed the 7% senior subordinated notes due 2013 at their maturity.

(2)
In March 2013, Forest redeemed the 8 1/2% senior notes due 2014 at 107.11% of par, recognizing a loss of $25.2 million upon redemption.

(3)
In November 2013, Forest redeemed $422.1 million in principal amount of 7 1/4% senior notes due 2019 at 102.77% of par, recognizing a net loss of $14.7 million upon redemption.

(4)
In November 2013, Forest redeemed $277.9 million in principal amount of 7 1/2% senior notes due 2020 at 101.50% of par, recognizing a loss of $8.8 million upon redemption.

Bank Credit Facility

        On June 30, 2011, the Company entered into the Third Amended and Restated Credit Agreement (the "Credit Facility") with a syndicate of banks led by JPMorgan Chase Bank, N.A. (the "Administrative Agent") consisting of a $1.5 billion credit facility maturing in June 2016. The size of the Credit Facility may be increased by $300.0 million, to a total of $1.8 billion, upon agreement between the applicable lenders and Forest.

        On September 12, 2013, the Company entered into the First Amendment to the Credit Facility (the "First Amendment"), which was effective as of that date. The First Amendment amended, among other things, the permitted ratio of total debt to EBITDA and the definition of total debt used in the ratio calculation, and reduced the borrowing base, which governs Forest's availability under the Credit Facility, to $700.0 million.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(3) DEBT: (Continued)

        As of December 31, 2013, the borrowing base under the Credit Facility was $400.0 million. The determination of the borrowing base is made by the lenders in their sole discretion, on a semi-annual basis, taking into consideration the estimated value of Forest's oil and natural gas properties based on pricing models determined by the lenders at such time, in accordance with the lenders' customary practices for oil and natural gas loans. The available borrowing amount under the Credit Facility could increase or decrease based on such redetermination. In addition to the scheduled semi-annual redeterminations, Forest and the lenders each have discretion at any time, but not more often than once during a calendar year, to have the borrowing base redetermined. The borrowing base is also subject to automatic adjustments if certain events occur, such as if Forest or any of its Restricted Subsidiaries (as defined in the Credit Facility) issue senior unsecured notes, in which case the borrowing base will immediately be reduced by an amount equal to 25% of the stated principal amount of such issued senior notes, excluding any senior unsecured notes that Forest or any of its Restricted Subsidiaries may issue to refinance senior notes that were outstanding on June 30, 2011. The borrowing base is also subject to automatic adjustment if Forest or any of its Restricted Subsidiaries sell oil and natural gas properties having a fair market value, including any economic loss of unwinding any related hedging agreement, in excess of 10% of the borrowing base then in effect. In this case, the borrowing base will be reduced by an amount either (i) equal to the percentage of the borrowing base attributable to the sold properties, as determined by the Administrative Agent, or (ii) if none of the borrowing base is attributable to the sold properties, a value agreed upon by Forest and the required lenders. The February 2013 sale of Forest's South Texas properties resulted in a $170.0 million reduction to the borrowing base effective February 15, 2013, and the November 2013 sale of Forest's Panhandle properties resulted in a $300.0 million reduction to the borrowing base effective November 25, 2013. See Note 2 for more information regarding Forest's property divestitures. The next scheduled semi-annual redetermination of the borrowing base will occur on or about May 1, 2014. A lowering of the borrowing base could require Forest to repay indebtedness in excess of the borrowing base in order to cover the deficiency.

        The Credit Facility is collateralized by Forest's assets. Under the Credit Facility, Forest is required to mortgage and grant a security interest in 75% of the present value of the estimated proved oil and natural gas properties and related assets. If Forest's corporate credit ratings issued by Moody's and Standard & Poor's meet pre-established levels, the security requirements would cease to apply and, at Forest's request, the banks would release their liens and security interest on Forest's properties.

        Borrowings under the Credit Facility bear interest at one of two rates as may be elected by the Company. Borrowings bear interest at:

  (i)
  the greatest of (a) the prime rate announced by JPMorgan Chase Bank, N.A., (b) the federal funds effective rate from time to time plus 1/2 of 1%, and (c) the one-month rate applicable to dollar deposits in the London interbank market for one, two, three or six months (as selected by Forest) (the "LIBO Rate") plus 1%, plus, in the case of each of clauses (a), (b), and (c), 50 to 150 basis points depending on borrowing base utilization; or

  (ii)
  the LIBO Rate as adjusted for statutory reserve requirements (the "Adjusted LIBO Rate"), plus 150 to 250 basis points, depending on borrowing base utilization.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(3) DEBT: (Continued)

        The Credit Facility includes terms and covenants that place limitations on certain types of activities, including restrictions or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, mergers, and acquisitions, and also includes a financial covenant. The First Amendment to the Credit Facility provides that Forest will not permit its ratio of total debt to EBITDA (as adjusted for non-cash charges) calculated for the preceding four consecutive fiscal quarter period then most recently ended (i) for any time on or before September 11, 2013, to be greater than 4.50 to 1.00, (ii) for any time after September 11, 2013 and on or before March 31, 2014 to be greater than 5.00 to 1.00, (iii) for any time after April 1, 2014 and on or before June 30, 2014 to be greater than 4.75 to 1.00, and (iv) for any time after June 30, 2014, to be greater than 4.50 to 1.00. The First Amendment also amends the definition of total debt such that, during any period of four fiscal quarters that includes the calendar quarter in which the Panhandle divestiture closed, any cash proceeds from the Panhandle divestiture that are reported on Forest's consolidated balance sheet on such date are subtracted from total debt. Depending on Forest's overall level of indebtedness, this covenant may limit Forest's ability to borrow funds as needed under the Credit Facility. Forest's ratio of total debt to EBITDA for the four consecutive fiscal quarter period ended December 31, 2013, as calculated in accordance with the Credit Facility, was 4.3. Based on Forest's current projections, Forest expects the ratio of total debt to EBITDA to exceed the maximum allowed under the Credit Facility sometime during the second or third quarter of 2014 if it does not obtain an additional amendment to the Credit Facility. Forest has initiated discussions to that effect with the administrative agent of the Credit Facility and, with no amounts currently drawn against the facility, believes that it will be able to obtain such an amendment prior to the ratio exceeding the maximum amount currently allowed. If Forest fails to obtain an amendment, the Credit Facility could be terminated. However, Forest believes it can obtain alternative sources of debt financing sufficient for its needs, including securing liens against its properties or selling additional properties. Additionally, if necessary, Forest has the ability to slow or cease the occurrence of certain capital and operational expenditures, including those related to initiating new drilling programs, to preserve its available cash until these other sources of funding become available at prudent terms.

        Under certain conditions, amounts outstanding under the Credit Facility may be accelerated with the resultant termination of the facility. Bankruptcy and insolvency events with respect to Forest or certain of its subsidiaries will result in an automatic acceleration of the indebtedness under the Credit Facility. In addition, certain events of default under the Credit Facility will result in acceleration of the indebtedness under the Credit Facility, and termination of the facility, at the option of the lenders. Such other events of default include non-payment, breach of warranty, non-performance of obligations under the Credit Facility (including the financial covenant), default on other indebtedness, certain pension plan events, certain adverse judgments, change of control, and a failure of the liens securing the Credit Facility.

        Of the $1.5 billion total nominal amount under the Credit Facility, JPMorgan and ten other banks hold approximately 68% of the total commitments. With respect to the other 32% of the total commitments, no single lender holds more than 3.3% of the total commitments. Commitment fees accrue on the amount of unutilized borrowing base. If borrowing base utilization is greater than 50%, commitment fees are 50 basis points of the unutilized amount, and if borrowing base utilization is 50% or less, commitment fees are 35 basis points of the unutilized amount.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(3) DEBT: (Continued)

        At December 31, 2013, there were no outstanding borrowings under the Credit Facility and Forest had used the Credit Facility for $2.1 million in letters of credit, leaving an unused borrowing amount under the Credit Facility of $397.9 million. At December 31, 2012, there were outstanding borrowings of $65.0 million under the Credit Facility at a weighted average interest rate of 2.1% and Forest had used the Credit Facility for $1.6 million in letters of credit, leaving an unused borrowing amount under the Credit Facility of $1.0 billion.

8 1/2% Senior Notes Due 2014

        On February 17, 2009, Forest issued $600.0 million in principal amount of 8 1/2% senior notes due 2014 (the "8 1/2% Notes") at 95.15% of par for net proceeds of $559.8 million, after deducting initial purchaser discounts. The 8 1/2% Notes were redeemable, at the Company's option, in whole or in part, at any time at the principal amount, plus accrued interest, and a make-whole premium. In October 2012, Forest redeemed $300.0 million of the 8 1/2% Notes at 110.24% of par, recognizing a loss of $36.3 million upon redemption, using proceeds from the issuance of $500.0 million in principal amount of 7 1/2% senior notes due 2020. In March 2013, Forest redeemed the remaining $300.0 million of 8 1/2% Notes at 107.11% of par, recognizing a loss of $25.2 million upon redemption, using proceeds from the South Texas divestiture and borrowings under the Credit Facility.

7 1/4% Senior Notes Due 2019

        On June 6, 2007, Forest issued $750.0 million in principal amount of 7 1/4% senior notes due 2019 (the "7 1/4% Notes") at par for net proceeds of $739.2 million, after deducting initial purchaser discounts, and on May 22, 2008, Forest issued an additional $250.0 million in principal amount of 7 1/4% Notes at 100.25% of par for net proceeds of $247.2 million, after deducting initial purchaser discounts. Due to the amortization of the premium, the effective interest rate on the 7 1/4% Notes is 7.24%. Interest on the 7 1/4% Notes is payable semiannually on June 15 and December 15.

        The 7 1/4% Notes are redeemable, at Forest's option, at the prices set forth below, expressed as percentages of the principal amount redeemed, plus accrued but unpaid interest, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

2012	103.625%
2013	102.417%
2014	101.208%
2015 and thereafter	100.000%

        In November 2013, Forest carried out a tender offer to purchase up to $700.0 million aggregate principal amount of its 7 1/4% Notes and its 7 1/2% senior notes using proceeds from the Panhandle divestiture. The tender offer for the 7 1/4% Notes was issued at 102.77% of par and Forest purchased $422.1 million of the 7 1/4% Notes, recognizing a net loss of $14.7 million upon redemption.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(3) DEBT: (Continued)

7 1/2% Senior Notes Due 2020

        On September 17, 2012, Forest issued $500.0 million in principal amount of 7 1/2% senior notes due 2020 (the "7 1/2% Notes") at par for net proceeds of $491.3 million, after deducting initial purchaser discounts. Interest on the 7 1/2% Notes is payable semiannually on March 15 and September 15.

        The 7 1/2% Notes are redeemable, at Forest's option, at the prices set forth below, expressed as percentages of the principal amount redeemed, plus accrued but unpaid interest, if redeemed during the twelve-month period beginning on September 15 of the years indicated below:

2016	103.750%
2017	101.875%
2018 and thereafter	100.000%

        Forest may also redeem the 7 1/2% Notes, in whole or in part, at any time prior to September 15, 2016, at a price equal to the principal amount plus a make-whole premium, calculated using the applicable Treasury yield plus 0.5%, plus accrued but unpaid interest. In addition, prior to September 15, 2015, Forest may, at any time or from time to time, redeem up to 35% of the aggregate principal amount of the 7 1/2% Notes with the net proceeds of certain equity offerings at 107.5% of the principal amount of the 7 1/2% Notes, plus any accrued but unpaid interest, if at least 65% of the aggregate principal amount of the 7 1/2% Notes remains outstanding after such redemption and the redemption occurs within 120 days of the date of the closing of such equity offering.

        In November 2013, Forest carried out a tender offer to purchase up to $700.0 million aggregate principal amount of its 7 1/4% Notes and its 7 1/2% Notes using proceeds from the Panhandle divestiture. The tender offer for the 7 1/2% Notes was issued at 101.50% of par and Forest purchased $277.9 million of the 7 1/2% Notes, recognizing a loss of $8.8 million upon redemption.

        Forest's 8 1/2% Notes, 7 1/4% Notes, and 7 1/2% Notes were fully and unconditionally guaranteed by a 100%-owned subsidiary of Forest, Forest Oil Permian Corporation (the "Guarantor Subsidiary"). Substantially all of the property of the Guarantor Subsidiary was sold in the Panhandle divestiture and, as a result, the Guarantor Subsidiary was merged into Forest effective December 31, 2013. As such, the guarantee no longer exists.

Principal Maturities

        Principal maturities of Forest's debt at December 31, 2013 are as follows:

Principal Maturities
(In Thousands)
2014	$—
2015	—
2016	—
2017	—
2018	—
Thereafter	800,001

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(4) INCOME TAXES:

Income Tax Provision

        The table below sets forth the provision for income taxes attributable to continuing operations for the periods presented.

	Year Ended December 31,
	2013	2012	2011
	(In Thousands)
Current:
Federal	$—	$(34,733)	$(201)
Foreign	—	—	28,921
State	(707)	(805)	1,421

	(707)	(35,538)	30,141
Deferred:
Federal	—	202,552	56,482
State	—	6,423	2,512

	—	208,975	58,994

Total income tax	$(707)	$173,437	$89,135

        Earnings (loss) from continuing operations before income taxes consists of the following for the periods presented:

	Year Ended December 31,
	2013	2012	2011
	(In Thousands)
United States federal	$65,167	$(1,013,801)	$188,421
Foreign	8,050	(101,693)	(1,026)

	$73,217	$(1,115,494)	$187,395

        A reconciliation of reported income tax attributable to continuing operations to the amount of income tax that would result from applying the United States federal statutory income tax rate to pretax earnings from continuing operations is as follows:

	Year Ended December 31,
	2013	2012	2011
	(In Thousands)
Federal income tax at 35% of earnings from continuing operations before income taxes	$25,626	$(390,423)	$65,947
State income taxes, net of federal income tax benefits	740	(11,211)	2,214
Change in valuation allowance	(67,606)	575,570	—
Change in non-tax deductible goodwill	37,937	—	—
Stock-based compensation	4,002	484	—
Canadian dividend tax, net of U.S. tax benefit	—	—	18,460
Effect of federal, state, and foreign tax on permanent differences	638	3,026	4,025
Other	(2,044)	(4,009)	(1,511)

Total income tax	$(707)	$173,437	$89,135

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(4) INCOME TAXES: (Continued)

Net Deferred Tax Assets and Liabilities

        The components of net deferred tax assets and liabilities at December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
	(In Thousands)
Deferred tax assets:
Property and equipment(1)	$161,450	$353,352
Accrual for postretirement benefits	3,193	3,134
Stock-based compensation accruals	9,592	10,748
Net operating loss carryforwards	274,177	157,103
Alternative minimum tax credit carryforward	49,409	49,409
Other	23,721	32,278

Total gross deferred tax assets	521,542	606,024
Less valuation allowance	(504,458)	(575,570)

Net deferred tax assets	17,084	30,454
Deferred tax liabilities:
Unrealized gains on derivative instruments, net	(1,994)	(17,429)
Amortization of deferred gain on rig sales	(12,724)	(10,472)
Other	(2,366)	(2,553)

Total gross deferred tax liabilities	(17,084)	(30,454)

Net deferred tax assets	$—	$—

(1)
Includes deferred tax assets of $25.5 million and $28.3 million related to Italy and South Africa as of December 31, 2013 and 2012, respectively.

        The net deferred tax assets and liabilities are reflected in the Consolidated Balance Sheets as follows:

	December 31,
	2013	2012
	(In Thousands)
Current deferred tax liabilities	$(2,230)	$(14,681)
Non-current deferred tax assets	2,230	14,681

Net deferred tax assets	$—	$—

Tax Attributes

Net Operating Losses

        U.S. federal net operating loss carryforwards ("NOLs") at December 31, 2013 were approximately $765.5 million, with $32.2 million of NOLs limited under Section 382 of the Internal Revenue Code

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(4) INCOME TAXES: (Continued)

scheduled to expire in 2019 and 2020 and the remaining scheduled to expire after 2029. Forest completed a Section 382 study in 2009. Because of the full valuation allowance placed against its deferred tax assets, Forest has not yet updated this study. Additionally, as of December 31, 2013, the Company had state income tax NOLs of approximately $152.2 million, which, if unused, will expire between 2014 and 2031.

        The statute of limitations is closed for the Company's U.S. federal income tax returns for years ending on or before December 31, 2008. Pre-acquisition returns of acquired businesses are also closed for tax years ending on or before December 31, 2008. However, the Company has utilized, and will continue to utilize, NOLs (including NOLs of acquired businesses) in its open tax years. The earliest available NOLs were generated in the tax year beginning January 1, 1999, but are potentially subject to adjustment by the federal tax authorities in the tax year in which they are utilized. Thus, the Company's earliest U.S. federal income tax return that is closed to potential audit adjustment is the tax year ending December 31, 1998.

Alternative Minimum Tax Credits

        The Alternative Minimum Tax credit carryforward available to reduce future U.S. federal regular taxes equaled an aggregate amount of $49.4 million at December 31, 2013, which can be carried forward indefinitely.

Accounting for Uncertainty in Income Taxes

        The table below sets forth the reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits. The Company records interest accrued related to unrecognized tax benefits in interest expense and penalties in other expense, to the extent they apply. The Company does not expect a material amount of unrecognized tax benefits to reverse in the next twelve months.

	Year Ended December 31,
	2013	2012	2011
	(In Thousands)
Gross unrecognized tax benefits at beginning of period	$859	$2,829	$3,345
Increases as a result of tax positions taken during a prior period	31	—	—
Decreases as a result of tax positions taken during a prior period	—	(1,970)	(516)

Gross unrecognized tax benefits at end of period	$890	$859	$2,829

Income Tax Receivables

        As of December 31, 2013 and 2012, Forest had a non-current income tax receivable of $20.7 million which is included in "Other assets" in the Consolidated Balance Sheets.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(5) SHAREHOLDERS' EQUITY:

Common Stock

        At December 31, 2013, the Company had 200.0 million shares of common stock, par value $.10 per share, authorized and 119.4 million shares issued and outstanding.

        In February 2012, the Company issued 2.7 million shares of common stock, valued at $36.4 million, as partial consideration pursuant to a lease purchase agreement whereby Forest acquired leases on unproved oil and natural gas properties in the Permian Basin in Texas.

Preferred Stock

        Forest has 10.0 million shares of preferred stock, par value $.01 per share, authorized under its Certificate of Incorporation. The preferred stock is classified into two classes, Senior Preferred Stock and Junior Preferred Stock, each of which shall be issuable in one or more series. Subject to any limitation prescribed by law, the number of shares in each series and the designation and relative rights, preferences, and limitations of each series shall be fixed by the Board of Directors of Forest. The class of Senior Preferred Stock consists of 7.4 million shares and the class of Junior Preferred Stock consists of 2.7 million shares. No preferred stock is issued or outstanding.

Lone Pine Resources Inc.

        On June 1, 2011, Forest completed an initial public offering of approximately 18% of the common stock of its then wholly-owned subsidiary, Lone Pine, which held Forest's ownership interests in its Canadian operations. In May 2011, as part of a corporate restructuring in anticipation of Lone Pine's initial public offering, Lone Pine Resources Canada Ltd. ("LPR Canada"), Forest's former Canadian subsidiary, declared a stock dividend to Forest immediately before Forest's contribution of LPR Canada to Lone Pine, with such stock dividend resulting in Forest incurring a dividend tax payable to Canadian federal tax authorities of $28.9 million, which Forest paid in June 2011. This dividend tax is classified within the "Income tax (benefit) expense" line item in the Consolidated Statement of Operations. The net proceeds from the initial public offering received by Lone Pine, after deducting underwriting discounts and commissions and offering expenses, were approximately $178.2 million. Lone Pine used the net proceeds to pay $29.2 million to Forest as partial consideration for Forest's contribution to Lone Pine of Forest's direct and indirect interests in its Canadian operations. Additionally, Lone Pine used the remaining net proceeds and borrowings under its credit facility to repay its outstanding indebtedness owed to Forest, consisting of a note payable, intercompany advances, and accrued interest, of $400.5 million. On September 30, 2011, Forest distributed, or spun-off, its remaining 82% ownership in Lone Pine to Forest's shareholders, by means of a special stock dividend whereby Forest shareholders received .61248511 of a share of Lone Pine common stock for every share of Forest common stock held. In accordance with applicable authoritative accounting guidance, Forest accounted for the spin-off based on the carrying value of Lone Pine.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(5) SHAREHOLDERS' EQUITY: (Continued)

        The table below sets forth the effects of changes in Forest's ownership interest in Lone Pine on Forest's equity, during the 2011 period in which Forest had an ownership interest in Lone Pine up to its spin-off on September 30, 2011.

Nine Months Ended September 30, 2011
(In Thousands)
Net earnings attributable to Forest Oil Corporation common shareholders	$118,375
Transfers from (to) the noncontrolling interest:
Increase in Forest Oil Corporation's capital surplus for sale of 15 million Lone Pine Resources Inc. common shares	112,610
Decrease in Forest Oil Corporation's capital surplus for spin-off of 70 million Lone Pine Resources Inc. common shares	(333,568)

Change from net earnings attributable to Forest Oil Corporation common shareholders and transfers from (to) noncontrolling interest	$(102,583)

(6) STOCK-BASED COMPENSATION:

Stock-based Compensation Plans

        In 2001, the Company adopted the Forest Oil Corporation 2001 Stock Incentive Plan (the "2001 Plan") and in 2007, the Company adopted the Forest Oil Corporation 2007 Stock Incentive Plan (the "2007 Plan," and together with the 2001 Plan, the "Stock-based Compensation Plans") under which qualified and non-qualified stock options, restricted stock, performance units, phantom stock units, and other awards may be granted to employees, consultants, and non-employee directors. The aggregate number of shares of common stock that the Company may issue under the 2007 Plan may not exceed 9.5 million shares. As of December 31, 2013, the Company had 4.0 million shares available to be issued under the 2007 Plan. The aggregate number of shares of common stock that the Company could issue under the 2001 Plan was 5.0 million, of which there are no remaining shares to be issued at December 31, 2013.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(6) STOCK-BASED COMPENSATION: (Continued)

Compensation Costs

        The table below sets forth stock-based compensation related to Forest's continuing operations for the years ended December 31, 2013, 2012, and 2011, and the remaining unamortized amounts and weighted average amortization period as of December 31, 2013.

	Stock Options	Restricted Stock	Performance Units	Phantom Stock Units	Total(1)(2)
	(In Thousands)
Year ended December 31, 2013:
Total stock-based compensation costs	$—	$12,149	$2,288	$3,946	$18,383
Less: stock-based compensation costs capitalized	—	(5,355)	(431)	(2,022)	(7,808)

Stock-based compensation costs expensed	$—	$6,794	$1,857	$1,924	$10,575

Unamortized stock-based compensation costs as of December 31, 2013(3)	$—	$9,611	$3,517	$4,662	$17,790
Weighted average amortization period remaining as of December 31, 2013	—	1.5 years	1.9 years	1.8 years	1.6 years
Year ended December 31, 2012:
Total stock-based compensation costs	$—	$14,621	$6,838	$859	$22,318
Less: stock-based compensation costs capitalized	—	(5,219)	(1,565)	(569)	(7,353)

Stock-based compensation costs expensed	$—	$9,402	$5,273	$290	$14,965

Year ended December 31, 2011:
Total stock-based compensation costs	$1,536	$30,234	$3,178	$156	$35,104
Less: stock-based compensation costs capitalized	(663)	(13,113)	(957)	(134)	(14,867)

Stock-based compensation costs expensed	$873	$17,121	$2,221	$22	$20,237

(1)
The Company also maintains an employee stock purchase plan (which is not included in the table) under which $.2 million, $.4 million, and $.5 million of compensation costs were recognized for the years ended December 31, 2013, 2012, and 2011, respectively.

(2)
In connection with the 2013 divestitures of the South Texas and Texas Panhandle oil and natural gas properties, Forest incurred $4.9 million ($2.1 million net of capitalized amounts) in stock-based compensation costs due to accelerated vesting of involuntarily terminated employees' awards. See Note 2 for more information regarding these divestitures.

(3)
The unamortized stock-based compensation costs for liability-based awards are based on the closing price of Forest's common stock at the reporting period end.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(6) STOCK-BASED COMPENSATION: (Continued)

Stock Options

        The following table summarizes stock option activity in the Stock-based Compensation Plans for the years ended December 31, 2013, 2012, and 2011.

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (In Thousands)(1)	Number of Options Exercisable
Outstanding at January 1, 2011	1,327,695	$21.67	$22,531	1,283,232
Granted	—	—
Exercised	(29,711)	18.55	331
Cancelled	(13,273)	25.11
Spin-off adjustment(2)	673,189

Outstanding at September 30, 2011	1,957,900	14.29	187	1,957,900
Granted	—	—
Exercised	(161,834)	11.32	634
Cancelled	(29,479)	14.86

Outstanding at December 31, 2011	1,766,587	14.55	2,731	1,766,587
Granted	—	—
Exercised	—	—	—
Cancelled	(895,771)	11.33

Outstanding at December 31, 2012	870,816	17.86	—	870,816
Granted	—	—
Exercised	—	—	—
Cancelled	(239,610)	19.55

Outstanding at December 31, 2013	631,206	$17.21	$—	631,206

(1)
The intrinsic value of a stock option is the amount by which the market value of the underlying stock, as of the date outstanding or exercised, exceeds the exercise price of the option.

(2)
In conjunction with the spin-off of Lone Pine, both the number of options outstanding and the option exercise prices were adjusted in accordance with antidilution provisions provided in the Stock-based Compensation Plans.

        Stock options are granted at the fair market value of one share of common stock on the date of grant and have a term of ten years. Options granted to non-employee directors vest immediately and options granted to officers and other employees vest in increments of 25% on each of the first four anniversary dates of the grant.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(6) STOCK-BASED COMPENSATION: (Continued)

        The following table summarizes information about options outstanding at December 31, 2013:

	Stock Options Outstanding and Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (In Thousands)
$11.02 - 12.20	131,223	0.18	$11.12	$—
12.21 - 13.47	27,383	0.30	12.80	—
13.48 - 13.68	205,508	0.76	13.56	—
13.69 - 24.30	128,565	2.02	19.54	—
24.31 - 27.90	138,527	2.76	27.11	—

$11.02 - 27.90	631,206	1.31	$17.21	$—

Restricted Stock, Performance Units, and Phantom Stock Units

        The following table summarizes the restricted stock, performance unit, and phantom stock unit activity in the Stock-based Compensation Plans for the years ended December 31, 2013, 2012, and 2011.

	Restricted Stock			Performance Units			Phantom Stock Units
	Number of Shares	Weighted Average Grant Date Fair Value	Vest Date Fair Value (In Thousands)	Number of Units	Weighted Average Grant Date Fair Value	Vest Date Fair Value (In Thousands)	Number of Units	Weighted Average Grant Date Fair Value	Vest Date Fair Value (In Thousands)
Unvested at January 1, 2011	2,272,321	$32.71		264,500	$31.63		510,609	$24.79
Awarded	1,025,782	27.30		226,000	27.53		500	28.24
Vested	(610,681)	61.33	$18,416	—	—	$—	(52,587)	60.04	$1,449
Forfeited	(131,330)	23.51		(41,000)	29.98		(25,737)	19.12
Spin-off adjustment(1)	—			233,740			225,004
Vested due to spin-off(2)	—			(19,000)	20.81	—	(342,765)	15.15	3,246

Unvested at September 30, 2011	2,556,092	24.18		664,240	19.52		315,024	12.15
Awarded	25,700	15.19		—	—		941,300	15.08
Vested	(48,560)	28.84	595	—	—	—	(3,505)	17.07	43
Forfeited	(59,120)	23.93		(9,120)	20.81		(14,002)	16.21

Unvested at December 31, 2011	2,474,112	24.00		655,120	19.50		1,238,817	14.32
Awarded	1,743,757	9.95		789,500	13.40		718,500	6.73
Vested	(956,547)	19.51	7,667	(323,760)	18.18	—	(608,543)	14.15	4,511
Forfeited	(539,685)	18.65		(181,680)	17.55		(187,037)	13.10

Unvested at December 31, 2012	2,721,637	17.64		939,180	15.20		1,161,737	9.91
Awarded	2,163,877	6.04		1,182,500	5.47		1,808,701	6.28
Vested	(1,286,322)	18.07	6,911	(203,240)	19.60	—	(577,201)	10.60	2,881
Forfeited	(808,650)	11.47		(407,300)	9.68		(468,418)	8.03

Unvested at December 31, 2013	2,790,542	$10.23		1,511,140	$8.48		1,924,819	$6.75

(1)
In conjunction with the spin-off of Lone Pine, the number of performance units and phantom stock units outstanding was adjusted in accordance with antidilution provisions provided in the Stock-based Compensation Plans. In addition, the initial stock prices used to measure Forest's total shareholder returns over the performance periods of the performance units were adjusted in accordance with the antidilution

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(6) STOCK-BASED COMPENSATION: (Continued)

  provisions provided in the Stock-based Compensation Plans. The number of restricted stock awards outstanding was not adjusted as a result of the spin-off since holders of restricted stock awards received Lone Pine common shares in the spin-off.

(2)
In conjunction with the spin-off of Lone Pine, Lone Pine employees were deemed to have been involuntarily terminated under the terms of their phantom stock and performance unit agreements, and, therefore, all such awards held by Lone Pine employees vested on September 30, 2011. The phantom stock awards were settled in cash by Lone Pine. No shares were deliverable under the performance unit agreement. No Forest restricted stock awards were held by Lone Pine employees at the time of the spin-off.

Restricted Stock

        The grant date fair value of restricted stock is determined by averaging the high and low stock price of a share of Forest common stock as published by the New York Stock Exchange on the date of grant. Of the unvested restricted stock as of December 31, 2013, 851,526 shares, which were granted in 2013, vest in increments of one-third on each of the first three anniversary dates of the grant. All other unvested shares of restricted stock cliff vest on the third anniversary of the date of grant. Restricted stock may vest earlier upon a qualifying disability, death, certain involuntary terminations, or a change in control of the Company in accordance with the terms of the underlying agreement.

Performance Units

        Forest grants performance units to its officers. Under the terms of the award agreements, each performance unit represents a contractual right to receive either one share of Forest's common stock or the cash value of one share of Forest's common stock, depending on the particular agreement, provided that the actual number of shares or cash equivalent amount that may be deliverable under an award will range from 0% to 200% of the number of performance units awarded, depending on Forest's relative total shareholder return in comparison to an identified peer group over a thirty-six month performance period. The grant date fair values of these awards were determined using a process that takes into account probability-weighted shareholder returns assuming a large number of possible stock price paths, which are modeled based on inputs such as volatility and the risk-free interest rate. The cash-based performance units are accounted for as a liability within the Consolidated Financial Statements. Of the unvested performance units at December 31, 2013, 706,000, which were granted in 2013, are cash-based and the remaining 805,140 are share-based. Like restricted stock, performance units may vest earlier due to certain circumstances, as discussed above.

Phantom Stock Units

        The grant and reporting date fair values of the phantom stock units are determined by averaging the high and low stock price of a share of Forest common stock as published by the New York Stock Exchange on the applicable date. All of the unvested phantom stock units at December 31, 2013 must be settled in cash and, therefore, are accounted for as a liability within the Consolidated Financial Statements. All of the phantom stock units that vested during 2013 were settled in cash. In 2012, 6,080 phantom stock units were settled in shares of common stock and 602,463 phantom stock units were settled in cash. In 2011, 5,500 phantom stock units were settled in shares of common stock and 393,357 phantom stock units were settled in cash.

        Of the unvested phantom stock units at December 31, 2013, (i) 152,393 were granted in 2011 and 851,426 were granted in 2013 and vest in one-third increments on each of the first three anniversaries of the date of grant, (ii) 493,000 were granted in 2013 and cliff vest on the third anniversary of the date of the award, (iii) and 378,000 were granted in 2012 and 50,000 were granted in 2013 and vest over a

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(6) STOCK-BASED COMPENSATION: (Continued)

four-year period in accordance with the following schedule: (a) 10% on the first anniversary of the grant date; (b) 20% on the second anniversary of the grant date; (c) 30% on the third anniversary of the grant date; and (d) 40% on the fourth anniversary of the grant date. Like restricted stock, phantom stock units may vest earlier due to certain circumstances, as discussed above.

Employee Stock Purchase Plan

        The Company has a 1999 Employee Stock Purchase Plan (the "ESPP"), under which it is authorized to issue up to 1.6 million shares of common stock. Employees who are regularly scheduled to work more than 20 hours per week and more than five months in any calendar year may participate in the ESPP. Currently, under the terms of the ESPP, employees may elect each calendar quarter to have up to 15% of their annual base earnings withheld to purchase shares of common stock, up to a limit of $25,000 of common stock per calendar year. The purchase price of a share of common stock purchased under the ESPP is equal to 85% of the lower of the beginning-of-quarter or end-of-quarter market price. ESPP participants are restricted from selling the shares of common stock purchased under the ESPP for a period of six months after purchase. As of December 31, 2013, the Company had .7 million shares available for issuance under the ESPP.

        The fair value of each stock purchase right granted under the ESPP during 2013, 2012, and 2011 was estimated using the Black-Scholes option pricing model. The following assumptions were used to compute the weighted average fair market value of purchase rights granted during the periods presented:

	Year Ended December 31,
	2013	2012	2011
Expected option life	3 months	3 months	3 months
Risk free interest rates	.02% - .08%	.02% - .10%	.02% - .15%
Estimated volatility	42%	46%	59%
Dividend yield	0%	0%	0%
Weighted average fair market value of purchase rights granted	$1.29	$2.43	$5.00

(7) EMPLOYEE BENEFITS:

Pension Plans and Postretirement Benefits

        The Company has a qualified defined benefit pension plan that covers certain employees and former employees in the United States (the "Forest Pension Plan"). The Company also has a non-qualified unfunded supplementary retirement plan (the "SERP") that provides certain retired executives with defined retirement benefits in excess of qualified plan limits imposed by federal tax law. The Forest Pension Plan and the SERP were curtailed and all benefit accruals under both plans were suspended effective May 31, 1991. In addition, as a result of The Wiser Oil Company acquisition in 2004, Forest assumed a noncontributory defined benefit pension plan (the "Wiser Pension Plan," and together with the "Forest Pension Plan," the "Pension Plans"). The Wiser Pension Plan was curtailed and all benefit accruals were suspended effective December 11, 1998. The Forest Pension Plan, the Wiser Pension Plan, and the SERP are hereinafter collectively referred to as the "Plans."

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(7) EMPLOYEE BENEFITS: (Continued)

        In addition to the Plans described above, Forest also provides postretirement benefits to certain employees in the U.S. hired on or prior to January 1, 2009, their beneficiaries, and covered dependents. These benefits, which consist primarily of medical benefits payable on behalf of retirees in the U.S., are referred to as the "Postretirement Benefits Plan" throughout this Note.

Expected Benefit Payments

        As of December 31, 2013, it is anticipated that the Company will be required to provide benefit payments from the Forest Pension Plan trust and the Wiser Pension Plan trust and fund benefit payments directly for the SERP and the Postretirement Benefits Plan in the following amounts:

	2014	2015	2016	2017	2018	2019 - 2023
	(In Thousands)
Forest Pension Plan(1)	$2,336	$2,291	$2,230	$2,159	$2,116	$9,433
Wiser Pension Plan(1)	867	861	851	837	818	3,833
SERP	133	129	124	120	114	490
Postretirement Benefits Plan	727	713	706	726	734	3,849

(1)
Benefit payments expected to be made to participants in the Forest Pension Plan and Wiser Pension Plan are expected to be paid out of funds held in trusts established for each plan.

        Forest anticipates that it will make contributions in 2014 totaling $1.7 million to the Plans and $.6 million to the Postretirement Benefits Plan, net of retiree contributions, as applicable.

Benefit Obligations

        The following table sets forth the estimated benefit obligations associated with the Company's Pension Plans and Postretirement Benefits Plan.

	Year Ended December 31,
	Pension Plans		Postretirement Benefits Plan
	2013	2012	2013	2012
	(In Thousands)
Benefit obligation at the beginning of the year	$46,017	$44,755	$17,227	$13,498
Service cost	—	—	1,094	1,131
Interest cost	1,329	1,554	603	547
Actuarial (gain) loss	(2,983)	2,902	(2,935)	2,613
Benefits paid	(3,285)	(3,194)	(602)	(619)
Retiree contributions	—	—	49	57

Benefit obligation at the end of the year	$41,078	$46,017	$15,436	$17,227

Fair Value of Plan Assets

        The Company's Pension Plans' assets measured at fair value on a recurring basis are set forth by level within the fair value hierarchy in the table below as of the dates indicated (see Note 8 for

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(7) EMPLOYEE BENEFITS: (Continued)

information on the fair value hierarchy). There were no changes to the valuation techniques used during the period. There are no assets set aside under the SERP and the Postretirement Benefits Plan.

	December 31, 2013				December 31, 2012
	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Using Significant Other Observable Inputs (Level 2)	Using Significant Unobservable Inputs (Level 3)	Total(1)	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Using Significant Other Observable Inputs (Level 2)	Using Significant Unobservable Inputs (Level 3)	Total(1)
	(In Thousands)
Cash and cash equivalents	$81	$36	$—	$117	$3	$148	$—	$151
Investment funds—equities:
Research equity portfolio(2)	—	12,159	—	12,159	—	10,403	—	10,403
International stock funds(3)	12,246	—	—	12,246	10,503	—	—	10,503
Investment funds—fixed income:
Short-term fund(4)	1,939	—	—	1,939	1,998	—	—	1,998
Bond fund(5)	4,802	—	—	4,802	4,813	—	—	4,813
Oil and gas royalty interests(6)	—	—	153	153	—	—	138	138

	$19,068	$12,195	$153	$31,416	$17,317	$10,551	$138	$28,006

(1)
The total fair value of the Pension Plans' assets of $31.4 million as of December 31, 2013 does not include net accrued expenses of $.1 million. The total fair value of the Pension Plans' assets of $28.0 million as of December 31, 2012 does not include net accrued expenses of $.2 million.

(2)
This investment fund's assets are primarily large capitalization U.S. equities. The investment approach of this fund, which typically holds 110 - 130 securities, focuses on diversifying the investment portfolio by delegating the equity selection process to research analysts with expertise in their respective industries. Industry weights are kept similar to those of the S&P 500 Index. As of December 31, 2013, the sector weighting of this fund was comprised of the following: information technology (19%), financials (16%), health care (15%), consumer discretionary (11%), industrials (11%), consumer staples (11%), and other (17%). The fair value of this investment fund was determined based on the net asset value per unit provided by the investee. Forest performs procedures to validate the net asset value per unit provided by the investee. Such procedures include verifying a sample of the net asset values of the underlying securities, which are directly observable in the marketplace.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(7) EMPLOYEE BENEFITS: (Continued)

(3)
These three investment funds seek long-term growth of principal and income by investing primarily in diversified portfolios of equity securities issued by foreign, medium-to-large companies in international markets including emerging markets. The first fund typically holds 50 - 100 securities and seeks to invest in solid, well-established global leaders with emphasis on strong corporate governance, positive future growth opportunities, and growing return on capital. As of December 31, 2013, the sector weighting of this fund, which seeks diversification across regions, countries, and market sectors, was comprised of the following: financials (24%), health care (16%), information technology (15%), consumer discretionary (13%), industrials (11%), and other (21%). The second fund seeks to obtain growth through long-term appreciation of its holdings, selecting investments based upon their current fundamentals. As of December 31, 2013, the sector weighting of this fund, which invests in Asian (excluding Japanese) growth equities with a focus on domestic demand growth rather than an export orientation, was comprised of the following: financials (27%), information technology (18%), consumer staples (18%), consumer discretionary (11%), and other (26%). The third fund seeks to deliver equity-like returns with significantly less volatility by investing in emerging markets equity securities. As of December 31, 2013, the sector weighting of this fund, which holds approximately 80 positions across the portfolio, with country allocations not exceeding 25%, was comprised of the following: financials (17%), materials (14%), consumer discretionary (14%), information technology (13%), industrials (13%), energy (12%), and other (17%). The fair value of these investment funds was determined based on the funds' net asset values per unit, which are directly observable in the marketplace.

(4)
This investment fund's assets are high-quality money market instruments and short-term fixed income securities. This fund is actively managed as an enhanced cash strategy, seeking to derive excess returns versus money market fund indices by capturing term, transactional liquidity, credit, and volatility premiums. As of December 31, 2013, the sector weighting of this fund was comprised of the following: government related (28%), investment grade (23%), mortgage (13%), and other (36%). The fair value of this investment fund was determined based on the fund's net asset value per unit, which is directly observable in the marketplace.

(5)
These two investment funds consist of diversified portfolios of bonds. The first fund's main investments are intermediate maturity fixed income securities with a duration between three and six years, with a maximum of 10% of the portfolio being invested in securities below Baa grade, and up to 30% of the portfolio being invested in non-U.S. dollar denominated securities. As of December 31, 2013, the sector weighting of this fund was comprised of the following: government-related (42%), mortgage (33%), and other (25%). The second fund seeks to deliver equity-like returns with significantly less volatility by investing in emerging markets debt securities. As of December 31, 2013, the sector weighting of this fund, which holds approximately 80 positions across the portfolio, with country allocations not exceeding 25%, was comprised of the following: sovereign-local (40%), corporates (28%), inflation linked (22%), and sovereign U.S. dollar denominated (10%). The fair value of these investment funds was determined based on the funds' net asset values per unit, which are directly observable in the marketplace.

(6)
The oil and gas royalty interests are valued at their estimated discounted future cash flows, which approximate fair value.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(7) EMPLOYEE BENEFITS: (Continued)

        The following table sets forth a rollforward of the fair value of the plan assets.

	Year Ended December 31,
	Pension Plans		Postretirement Benefits Plan
	2013	2012	2013	2012
	(In Thousands)
Fair value of plan assets at beginning of the year	$27,791	$25,957	$—	$—
Actual return on plan assets	4,736	4,048	—	—
Retiree contributions	—	—	49	57
Employer contribution	2,107	980	553	562
Benefits paid	(3,285)	(3,194)	(602)	(619)

Fair value of plan assets at the end of the year	$31,349	$27,791	$—	$—

        The following table presents a reconciliation of the beginning and ending balances of the Company's Pension Plan assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3).

	Year Ended December 31,
	2013	2012
	Oil and Gas Royalty Interests
	(In Thousands)
Balance at beginning of period	$138	$198
Actual return on plan assets	51	119
Purchases, sales, and settlements (net)	(36)	(179)
Transfers in and/or out of Level 3	—	—

Balance at end of period	$153	$138

Investments of the Plans

        The Pension Plans' assets are invested with a view toward the long term in order to fulfill the obligations promised to participants as well as to control future funding levels. The Company continually reviews the levels of funding and investment strategy for the Pension Plans. Generally, the strategy includes allocating the Pension Plans' assets between equity securities and fixed income securities, depending on economic conditions and funding needs, although the strategy does not define any specified minimum exposure for any point in time. The equity and fixed income asset allocation levels in place from time to time are intended to achieve an appropriate balance between capital appreciation, preservation of capital, and current income.

        The overall investment goal for the Pension Plans' assets is to achieve an investment return that allows the assets to achieve the assumed actuarial interest rate and to exceed the rate of inflation. In order to manage risk, in terms of volatility, the portfolios are designed with the intent of avoiding a loss of 20% during any single year and expressing no more volatility than experienced by the

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(7) EMPLOYEE BENEFITS: (Continued)

S&P 500 Index. The Pension Plans' investment allocation target is up to 75% equity, with discretion to vary the mix temporarily, in response to market conditions.

        The weighted average asset allocations of the Forest Pension Plan and Wiser Pension Plan are set forth in the following table as of the dates indicated:

	December 31,
	Forest Pension Plan		Wiser Pension Plan
	2013	2012	2013	2012
Fixed income securities	22%	24%	21%	25%
Equity securities	77%	75%	78%	74%
Other	1%	1%	1%	1%

	100%	100%	100%	100%

Funded Status

        The following table sets forth the funded status of the Company's Pension Plans and Postretirement Benefits Plan.

	December 31,
	Pension Plans		Postretirement Benefits Plan
	2013	2012	2013	2012
	(In Thousands)
Excess of benefit obligation over plan assets	$(9,728)	$(18,225)	$(15,436)	$(17,227)
Unrecognized actuarial loss	18,025	24,811	2,303	5,633

Net amount recognized	$8,297	$6,586	$(13,133)	$(11,594)

Amounts recognized in the balance sheet consist of:
Accrued benefit liability—current	$(133)	$—	$(641)	$—
Accrued benefit liability—noncurrent	(9,595)	(18,225)	(14,795)	(17,227)
Accumulated other comprehensive income—net actuarial loss	18,025	24,811	2,303	5,633

Net amount recognized	$8,297	$6,586	$(13,133)	$(11,594)

        The following table sets forth the projected and accumulated benefit obligations for the Pension Plans compared to the fair value of the plan assets as of the dates indicated.

	December 31,
	2013	2012
	(In Thousands)
Projected benefit obligation	$41,078	$46,017
Accumulated benefit obligation	41,078	46,017
Fair value of plan assets	31,349	27,791

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(7) EMPLOYEE BENEFITS: (Continued)

Annual Periodic Expense and Actuarial Assumptions

        The following tables set forth the components of the net periodic cost and the underlying weighted average actuarial assumptions.

	Year Ended December 31,
	Pension Plans			Postretirement Benefits Plan
	2013	2012	2011	2013	2012	2011
	(Dollar Amounts In Thousands)
Service cost	$—	$—	$—	$1,094	$1,131	$825
Interest cost	1,329	1,554	1,836	603	547	529
Expected return on plan assets	(1,912)	(1,744)	(2,014)	—	—	—
Recognized actuarial loss	979	979	651	395	194	—

Total net periodic expense	$396	$789	$473	$2,092	$1,872	$1,354

Assumptions used to determine net periodic expense:
Discount rate	2.98%	3.58%	4.50%	3.68%	4.14%	5.15%

Expected return on plan assets	7%	7%	7%	n/a	n/a	n/a

Assumptions used to determine benefit obligations:
Discount rate	3.79%	2.98%	3.58%	4.48%	3.68%	4.14%

        The discount rates used to determine benefit obligations were determined by adjusting composite AA bond yields to reflect the difference between the duration of the future estimated cash flows of the Plans and the Postretirement Benefits Plan obligations and the duration of the composite AA bond yields. The expected rate of return on plan assets was determined based on historical returns.

        The Company estimates that net periodic expense for the year ended December 31, 2014 for the Pension Plans and for the Postretirement Benefits Plan will include expense of $.7 million and $.1 million, respectively, resulting from the amortization of the related accumulated actuarial loss included in accumulated other comprehensive income at December 31, 2013.

        The assumed health care cost trend rate for the next year and thereafter that was used to measure the expected cost of benefits covered by the Postretirement Benefits Plan was 5.5%. Assumed health care cost trend rates can have a significant effect on the amounts reported for the Postretirement Benefits Plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	Year Ended December 31, 2013
	Postretirement Benefits Plan
	1% Increase	1% Decrease
	(In Thousands)
Effect on service and interest cost components	$439	$(328)
Effect on postretirement benefit obligation	2,983	(2,326)

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(7) EMPLOYEE BENEFITS: (Continued)

Other Employee Benefit Plans

        Forest sponsors various defined contribution plans under which the Company contributed matching contributions equal to $2.7 million in 2013, $3.7 million in 2012, and $3.7 million in 2011.

        Forest also provides life insurance benefits for certain retirees and former executives under split dollar life insurance plans. Under the life insurance plans, the Company is assigned a portion of the benefits. No current employees are covered by these plans. The Company has recognized a liability for the estimated cost of maintaining the insurance policies during the postretirement periods of the retirees and former executives, with such liability accreted each period to its present value. The Company's estimate of costs expected to be paid in 2014 to maintain these life insurance policies is $1.0 million. Forest recognized accretion expense related to the split dollar life insurance obligations of $1.1 million, $.9 million, and $1.0 million for the years ended December 31, 2013, 2012, and 2011, respectively. The split dollar life insurance obligation recognized in the Consolidated Balance Sheets was $7.3 million as of December 31, 2013 and 2012. The discount rates used to determine the obligations were 3.44% and 2.57% as of December 31, 2013 and 2012, respectively. The cash surrender value of the split dollar life insurance policies recognized in the Consolidated Balance Sheets was $6.5 million and $3.6 million as of December 31, 2013 and 2012, respectively.

(8) FAIR VALUE MEASUREMENTS:

        Forest's assets and liabilities measured at fair value on a recurring basis at December 31, 2013 and 2012 are set forth in the table below.

	December 31,
	2013	2012
	Using Significant Other Observable Inputs (Level 2)(1)
	(In Thousands)
Assets:
Derivative instruments:(2)
Commodity	$5,592	$35,465
Interest rate	—	13,060

Total Assets	$5,592	$48,525

Liabilities:
Derivative instruments:(2)
Commodity	$4,542	$16,551

Total Liabilities	$4,542	$16,551

(1)
The authoritative accounting guidance regarding fair value measurements for assets and liabilities measured at fair value establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. These tiers consist of: Level 1, defined as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(8) FAIR VALUE MEASUREMENTS: (Continued)

  active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when relevant observable inputs are not available. There were no transfers between levels of the fair value hierarchy during 2013. Forest's policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period in which the event or change in circumstances caused the transfer.

(2)
Forest's currently outstanding derivative assets and liabilities are commodity price derivatives (see Note 9 for more information on these instruments). Forest utilizes present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the significant inputs are observable, either directly or indirectly; therefore, Forest's derivative instruments are included within the Level 2 fair value hierarchy.

        The fair values and carrying amounts of the Forest's financial instruments are summarized below as of the dates indicated.

	December 31, 2013
			Fair Value Measurements
	Carrying Amount	Total Fair Value(1)	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Using Significant Other Observable Inputs (Level 2)
	(In Thousands)
Assets:
Derivative instruments	$5,592	$5,592	$—	$5,592
Liabilities:
Derivative instruments	4,542	4,542	—	4,542
7 1/4% senior notes due 2019	578,092	568,147	568,147	—
7 1/2% senior notes due 2020	222,087	224,030	224,030	—

(1)
Forest used various assumptions and methods in estimating the fair values of its financial instruments. The fair values of the senior notes were estimated based on quoted market prices.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(8) FAIR VALUE MEASUREMENTS: (Continued)

  The methods used to determine the fair values of the derivative instruments are discussed above. See also Note 9 for more information on the derivative instruments.

	December 31, 2012
			Fair Value Measurements
	Carrying Amount	Total Fair Value(1)	Using Quoted Prices in Active Markets for Identical Assets (Level 1)	Using Significant Other Observable Inputs (Level 2)
	(In Thousands)
Assets:
Derivative instruments	$48,525	$48,525	$—	$48,525
Liabilities:
Derivative instruments	16,551	16,551	—	16,551
Credit facility	65,000	65,000	—	65,000
8 1/2% senior notes due 2014	296,723	321,000	321,000	—
7 1/4% senior notes due 2019	1,000,365	1,006,850	1,006,850	—
7 1/2% senior notes due 2020	500,000	526,250	526,250	—

(1)
Forest used various assumptions and methods in estimating the fair values of its financial instruments. The fair values of the senior notes were estimated based on quoted market prices. The carrying amount of the Credit Facility approximated fair value due to the short original maturities of the borrowings and because the borrowings bear interest at variable market rates. The methods used to determine the fair values of the derivative instruments are discussed above. See also Note 9 for more information on the derivative instruments.

(9) DERIVATIVE INSTRUMENTS:

Commodity Derivatives

        Forest periodically enters into commodity derivative instruments as an attempt to moderate the effects of wide fluctuations in commodity prices on Forest's cash flow and to manage the exposure to commodity price risk. Forest's commodity derivative instruments generally serve as effective economic hedges of commodity price exposure; however, Forest has elected not to designate its derivatives as hedging instruments for accounting purposes. As such, Forest recognizes all changes in fair value of its derivative instruments as unrealized gains or losses on derivative instruments in the line item "Realized and unrealized losses (gains) on derivative instruments, net" in the Consolidated Statement of Operations.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(9) DERIVATIVE INSTRUMENTS: (Continued)

        The table below sets forth Forest's outstanding commodity swaps as of December 31, 2013.

Commodity Swaps
	Natural Gas (NYMEX HH)		Oil (NYMEX WTI)
Swap Term	Bbtu Per Day	Weighted Average Hedged Price per MMBtu	Barrels Per Day	Weighted Average Hedged Price per Bbl
Calendar 2014	70	$4.38	3,500	$95.34
Calendar 2015	20	4.20	—	—

        In connection with several natural gas and oil swaps entered into, Forest granted option instruments (several swaptions and puts) to the swap counterparties in exchange for Forest receiving premium hedged prices on the natural gas and oil swaps. Under the terms of the swaption agreements, the counterparties have the option to enter into future swaps with Forest. The swaptions may not be exercised until their expiration dates. Under the terms of the put agreements, the counterparties have the option to put specified quantities of oil to Forest at specified prices. The puts may be exercised monthly by the counterparties. The table below sets forth the outstanding commodity options as of December 31, 2013.

Commodity Options
		Natural Gas (NYMEX HH)		Oil (NYMEX WTI)
Underlying Term	Option Expiration	Underlying Bbtu Per Day	Underlying Hedged Price per MMBtu	Underlying Barrels Per Day	Underlying Hedged Price per Bbl
Gas Swaptions:
Calendar 2016	December 2014	10	$4.18	—	$—
Oil Swaptions:
Calendar 2015	December 2014	—	—	3,000	100.00
Calendar 2015	December 2014	—	—	1,000	106.00
Calendar 2015	December 2014	—	—	1,000	99.75
Calendar 2015	December 2014	—	—	1,000	99.00
Oil Put Options:
Monthly Calendar 2014	Monthly Calendar 2014	—	—	2,000	70.00

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(9) DERIVATIVE INSTRUMENTS: (Continued)

Derivative Instruments Entered Into Subsequent to December 31, 2013

        Subsequent to December 31, 2013, through February 19, 2014, Forest entered into the following derivative instruments:

Commodity Collars
	Natural Gas (NYMEX HH)
Collar Term	Bbtu Per Day	Hedged Price per MMBtu
January 2015 - March 2015	20	$4.50/5.31	(1)

(1)
Represents the hedged floor and ceiling price per MMBtu.

Interest Rate Derivatives

        Forest voluntarily terminated its interest rate swaps in June 2013 for proceeds of $11.4 million, which are included as realized gains in the line item "Realized and unrealized losses (gains) on derivative instruments, net" in the Consolidated Statement of Operations for the year ended December 31, 2013. The original maturity date of the interest rate swaps was February 2014.

Fair Value and Gains and Losses

        The table below summarizes the location and fair value amounts of Forest's derivative instruments reported in the Consolidated Balance Sheets as of the dates indicated. These derivative instruments are not designated as hedging instruments for accounting purposes. For financial reporting purposes, Forest does not offset asset and liability fair value amounts recognized for derivative instruments with the same counterparty under its master netting arrangements. See "Credit Risk" below for more information regarding Forest's master netting arrangements and gross and net presentation of

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(9) DERIVATIVE INSTRUMENTS: (Continued)

derivative instruments. See also Note 8 for more information on the fair values of Forest's derivative instruments.

	December 31,
	2013	2012
	(In Thousands)
Current assets:
Derivative instruments:
Commodity	$5,192	$28,690
Interest rate	—	11,500

Total current assets	$5,192	$40,190

Long-term assets:
Derivative instruments:
Commodity	$400	$6,775
Interest rate	—	1,560

Total long-term assets	$400	$8,335

Current liabilities:
Derivative instruments:
Commodity	$4,542	$9,347

Long-term liabilities:
Derivative instruments:
Commodity	$—	$7,204

        The table below summarizes the amount of derivative instrument gains and losses reported in the Consolidated Statements of Operations as realized and unrealized (gains) losses on derivative instruments, net, for the periods indicated. Realized gains and losses represent cash settlements on derivative instruments and unrealized gains and losses represent changes in fair value of derivative instruments. These derivative instruments are not designated as hedging instruments for accounting purposes.

	Year Ended December 31,
	2013	2012	2011
	(In Thousands)
Commodity derivatives:
Realized gains	$(14,252)	$(100,420)	$(37,535)
Unrealized losses (gains)	17,863	31,630	(37,542)
Interest rate derivatives:
Realized gains	(12,885)	(11,352)	(11,442)
Unrealized losses (gains)	13,060	7,496	(1,545)

Realized and unrealized losses (gains) on derivative instruments, net	$3,786	$(72,646)	$(88,064)

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(9) DERIVATIVE INSTRUMENTS: (Continued)

        Due to the volatility of oil and natural gas prices, the estimated fair values of Forest's commodity derivative instruments are subject to large fluctuations from period to period. Forest has experienced the effects of these commodity price fluctuations and expects that volatility in commodity prices will continue.

Credit Risk

        Forest executes with each of its derivative counterparties an International Swap and Derivatives Association, Inc. ("ISDA") Master Agreement, which is a standard industry form contract containing general terms and conditions applicable to many types of derivative transactions. Additionally, Forest executes, with each of its derivative counterparties, a Schedule, which modifies the terms and conditions of the ISDA Master Agreement according to the parties' requirements and the specific types of derivatives to be transacted. As of December 31, 2013, all but one of Forest's derivative counterparties are lenders, or affiliates of lenders, under the Credit Facility. The terms of the Credit Facility provide that any security granted by Forest thereunder shall also extend to and be available to those lenders that are counterparties to derivative transactions. None of these counterparties requires collateral beyond that already pledged under the Credit Facility. The remaining counterparty, a purchaser of Forest's natural gas production, generally owes money to Forest and therefore does not require collateral under the ISDA Master Agreement and Schedule it has executed with Forest.

        The ISDA Master Agreements and Schedules contain cross-default provisions whereby a default under the Credit Facility will also cause a default under the derivative agreements. Such events of default include non-payment, breach of warranty, non-performance of the financial covenant, default on other indebtedness, certain pension plan events, certain adverse judgments, change of control events, and a failure of the liens securing the Credit Facility. In addition, bankruptcy and insolvency events with respect to Forest or certain of its U.S. subsidiaries will result in an automatic acceleration of the indebtedness under the Credit Facility. None of these events of default is specifically credit-related, but some could arise if there were a general deterioration of Forest's credit. The ISDA Master Agreements and Schedules contain a further credit-related termination event that would occur if Forest were to merge with another entity and the creditworthiness of the resulting entity was materially weaker than that of Forest.

        The majority of Forest's derivative counterparties are financial institutions that are engaged in similar activities and have similar economic characteristics that, in general, could cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Forest does not require the posting of collateral for its benefit under its derivative agreements. However, the ISDA Master Agreements and Schedules generally contain netting provisions whereby if on any date amounts would otherwise be payable by each party to the other, then on such date, the party that owes the larger amount will pay the excess of that amount over the smaller amount owed by the other party, thus satisfying each party's obligations. These provisions generally apply to all derivative transactions, or all derivative transactions of the same type (e.g., commodity, interest rate, etc.), with the particular counterparty. If all counterparties failed, Forest would be exposed to a risk of loss equal to this net amount owed to Forest, the fair value of which was $4.5 million at December 31, 2013. If Forest suffered an event of default, each counterparty could demand immediate payment, subject to notification periods, of the net obligations due to it under the derivative agreements. At December 31,

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(9) DERIVATIVE INSTRUMENTS: (Continued)

2013, Forest owed a net derivative liability to its counterparties, the fair value of which was $3.5 million. In the absence of netting provisions, at December 31, 2013, Forest would be exposed to a risk of loss of $5.6 million under its derivative agreements, and Forest's derivative counterparties would be exposed to a risk of loss of $4.5 million.

        For financial reporting purposes, Forest has elected to not offset asset and liability fair value amounts recognized for derivative instruments with the same counterparty under its master netting arrangements, although such derivative instruments are subject to enforceable master netting arrangements. The following tables disclose information regarding the potential effect of netting arrangements on Forest's Consolidated Balance Sheets as of the dates indicated.

	Derivative Assets
	December 31, 2013	December 31, 2012
	(In Thousands)
Gross amounts of recognized assets	$5,592	$48,525
Gross amounts offset in the balance sheet	—	—

Net amounts of assets presented in the balance sheet	5,592	48,525
Gross amounts not offset in the balance sheet:
Derivative instruments	(1,049)	(13,537)
Cash collateral received	—	—

Net amount	$4,543	$34,988

	Derivative Liabilities
	December 31, 2013	December 31, 2012
	(In Thousands)
Gross amounts of recognized liabilities	$4,542	$16,551
Gross amounts offset in the balance sheet	—	—

Net amounts of liabilities presented in the balance sheet	4,542	16,551
Gross amounts not offset in the balance sheet:
Derivative instruments	(1,049)	(13,537)
Cash collateral pledged	—	—

Net amount	$3,493	$3,014

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(9) DERIVATIVE INSTRUMENTS: (Continued)

        On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was enacted, which included derivatives reform as part of a broader financial regulatory reform. Congress delegated many of the details of the Dodd-Frank Act to federal regulatory agencies. Forest currently expects that the Dodd-Frank Act and related rules will have little impact on its existing derivative transactions under its outstanding ISDA Master Agreements and Schedules. However, the legislation could have a substantial impact on Forest's counterparties and increase the cost of Forest's derivative agreements in the future.

(10) COMMITMENTS AND CONTINGENCIES:

        The table below sets forth Forest's future payments under non-cancelable operating leases and unconditional purchase obligations as of December 31, 2013.

	2014	2015	2016	2017	2018	After 2018	Total
	(In Thousands)
Operating leases(1)	$22,655	$15,823	$15,190	$8,174	$2,083	$7,873	$71,798
Unconditional purchase obligations(2)	5,840	5,805	5,700	—	—	—	17,345

	$28,495	$21,628	$20,890	$8,174	$2,083	$7,873	$89,143

(1)
Includes future rental payments for office facilities and equipment, drilling rigs, and compressors under the remaining terms of non-cancelable operating leases with initial terms in excess of one year. In January 2014, Forest terminated certain drilling rig operating leases for a net loss of approximately $5.0 million, which will reduce the operating lease obligations shown in the table above by $12.4 million in 2014, $10.8 million in 2015, $10.8 million in 2016, and $6.1 million in 2017.

(2)
Includes unconditional purchase obligations for drilling commitments and voice and data services. Payments made under these unconditional purchase obligations were $5.8 million in 2013, $.4 million in 2012, and $.4 million in 2011.

        Net rental payments under non-cancelable operating leases applicable to exploration and development activities and capitalized to oil and natural gas properties approximated $10.4 million in 2013, $15.6 million in 2012, and $21.0 million in 2011. Net rental payments under non-cancelable operating leases, including drilling rigs and compressor rentals, charged to expense approximated $24.5 million in 2013, $22.0 million in 2012, and $16.5 million in 2011. Forest has no leases that are accounted for as capital leases.

        Forest, in the ordinary course of business, is a party to various lawsuits, claims, and proceedings. While the Company believes that the amount of any potential loss upon resolution of these matters would not be material to its consolidated financial position, the ultimate outcome of these matters is inherently difficult to predict with any certainty. In the event of an unfavorable outcome, the potential loss could have an adverse effect on Forest's results of operations and cash flow. Forest is also involved in a number of governmental proceedings in the ordinary course of business, including environmental matters.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(11) COSTS, EXPENSES, AND OTHER:

        The table below sets forth the components of "Other, net" in the Consolidated Statements of Operations for the periods indicated.

	Year Ended December 31,
	2013	2012	2011
	(In Thousands)
Gain on asset dispositions, net	$(202,023)	$—	$—
Loss on debt extinguishment, net	48,725	36,312	—
Legal proceeding liabilities	—	29,251	6,500
Accretion of asset retirement obligations	2,982	6,663	6,082
Other, net	7,710	11,180	4,582

	$(142,606)	$83,406	$17,164

Gain on Asset Dispositions, Net

        Forest recognized a $193.0 million net gain on its Panhandle divestiture and a $9.0 million net gain on the disposition of its Block 2C Exploration Right in South Africa. See Note 2 for more information regarding Forest's asset divestitures.

Loss on Debt Extinguishment, Net

        In November 2013, Forest redeemed $422.1 million in principal amount of 7 1/4% senior notes at 102.77% of par, recognizing a net loss of $14.7 million upon redemption due to the $11.7 million early tender premium and write-off of $3.0 million of unamortized debt issue costs and premium, net. Also in November 2013, Forest redeemed $277.9 million in principal amount of 7 1/2% senior notes at 101.50% of par, recognizing a loss of $8.8 million upon redemption due to the $4.2 million early tender premium and write-off of $4.6 million of unamortized debt issue costs.

        In March 2013, Forest redeemed $300.0 million in principal amount of 8 1/2% senior notes at 107.11% of par, recognizing a loss of $25.2 million upon redemption due to the $21.3 million call premium and write-off of $3.9 million of unamortized debt issue costs and discount.

        In October 2012, Forest redeemed $300.0 million in principal amount of 8 1/2% senior notes at 110.24% of par, recognizing a loss of $36.3 million upon redemption due to the $30.7 million call premium and write-off of $5.6 million of unamortized debt issue costs and discount.

Legal Proceeding Liabilities

        Legal proceeding liabilities for the year ended December 31, 2012 includes $22.8 million for the previously-disclosed arbitration award against Forest in Forest Oil Corp., et al. v. El Rucio Land & Cattle Co., et al. Forest is seeking to have this award reversed on appeal and believes it has meritorious arguments in support thereof. However, Forest is unable to predict the final outcome in this matter and has accrued a liability, which is classified within "Other liabilities" in the Consolidated Balance Sheet, of $24.2 million, which includes accrued interest, for this matter. Also included in legal proceeding liabilities for the year ended December 31, 2012 is a $7.0 million settlement payment that Forest paid to the plaintiff in exchange for the plaintiff releasing Forest from all claims, indemnifying Forest with

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(11) COSTS, EXPENSES, AND OTHER: (Continued)

respect to all decommissioning and abandonment liabilities associated with Trading Bay, and dismissing the complaint in the previously-disclosed matter Union Oil Company of California v. Forest Oil Corporation.

        Legal proceeding liabilities for the year ended December 31, 2011 consists of a $6.5 million settlement payment that Forest paid to the plaintiffs in exchange for the plaintiffs releasing Forest from all claims and dismissing the complaint against Forest in the previously-disclosed matter involving the Alaska assets that Forest sold to Pacific Energy Resources Ltd.

Accretion of Asset Retirement Obligations

        Accretion of asset retirement obligations is the expense recognized to increase the carrying amount of the liability associated with Forest's asset retirement obligations as a result of the passage of time. See Note 1 for more information on Forest's asset retirement obligations.

(12) SELECTED QUARTERLY FINANCIAL DATA (unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Amounts)
2013
Oil, natural gas, and natural gas liquids sales	$118,042	$116,786	$118,028	$88,485
Costs and expenses associated directly with products sold(1)	$75,482	$69,514	$69,881	$57,299
Earnings (loss) before income taxes(2)	$(67,611)	$33,227	$1,627	$105,974
Net earnings (loss)(2)	$(67,948)	$33,439	$2,214	$106,219
Basic and diluted earnings (loss) per share	$(.59)	$.28	$.02	$.89
2012
Oil, natural gas, and natural gas liquids sales	$158,901	$135,694	$156,014	$154,914
Costs and expenses associated directly with products sold(1)	$110,110	$110,996	$114,304	$104,048
Earnings (loss) before income taxes(2)	$(31,758)	$(344,099)	$(451,272)	$(288,365)
Net earnings (loss)(2)	$(32,673)	$(511,173)	$(458,552)	$(286,533)
Basic and diluted earnings (loss) per share	$(.29)	$(4.44)	$(3.97)	$(2.48)

(1)
Costs and expenses associated directly with products sold is comprised of lease operating expenses, production and property taxes, transportation and processing costs, depletion expense, and accretion of asset retirement obligations.

(2)
Earnings (loss) before income taxes and net earnings (loss) have been impacted by non-cash ceiling test write-downs in every quarter of 2012 and the fourth quarter of 2013, as discussed in Note 1, and are also subject to large fluctuations due to Forest's election not to use cash flow hedge accounting for derivative instruments as discussed in Note 9. Also impacting the fourth quarter of 2013 is a $193.0 million net gain on the Panhandle divestiture, as discussed in Note 2.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(13) DISCONTINUED OPERATIONS:

        Lone Pine was a component of Forest, representing Forest's entire Canadian cost center, with operations and cash flows clearly distinguishable, both operationally and for financial reporting purposes, from those of Forest. As a result of the spin-off of Lone Pine on September 30, 2011, Lone Pine's operations and cash flows were eliminated from the ongoing operations of Forest, and Forest did not have any significant continuing involvement in the operations of Lone Pine. Accordingly, Forest has presented Lone Pine's results of operations as discontinued operations in the Consolidated Statement of Operations for the year ended December 31, 2011. For more information regarding the spin-off see Note 5.

        The table below presents the major components of earnings from discontinued operations for the period presented.

Nine Months Ended September 30, 2011
(In Thousands)
Total revenues	$137,834
Production expenses	40,350
General and administrative	8,846
Depreciation, depletion, and amortization	60,780
Interest expense	3,866
Realized and unrealized gains on derivative instruments, net	(33,628)
Realized foreign currency exchange gains	(33,869)
Unrealized foreign currency exchange losses, net	28,488
Other, net	1,328

Earnings from discontinued operations before tax	61,673
Income tax expense	17,104

Net earnings from discontinued operations	$44,569

(14) SUPPLEMENTAL FINANCIAL DATA—OIL AND GAS PRODUCING ACTIVITIES (unaudited):

        Supplemental unaudited information regarding Forest's oil and gas producing activities is presented in this Note. This supplemental information excludes amounts for all periods presented related to Forest's discontinued operations.

Estimated Proved Reserves

        Proved reserves are those quantities of oil, natural gas liquids, and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(14) SUPPLEMENTAL FINANCIAL DATA—OIL AND GAS PRODUCING ACTIVITIES (unaudited): (Continued)

the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price for oil, natural gas liquids, and natural gas during the twelve month period prior to the end of the reporting period, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Prices do not include the effects of commodity derivatives. Existing economic conditions include year-end cost estimates.

        Proved developed reserves are proved reserves that can be expected to be recovered (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well or (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

        Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

        The following table sets forth the Company's estimates of its net proved, net proved developed, and net proved undeveloped oil, natural gas liquids, and natural gas reserves as of December 31, 2013, 2012, and 2011 and changes in its net proved reserves for the years then ended. For the years

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(14) SUPPLEMENTAL FINANCIAL DATA—OIL AND GAS PRODUCING ACTIVITIES (unaudited): (Continued)

presented, the Company engaged DeGolyer and MacNaughton, an independent petroleum engineering firm, to perform reserve audit services.

	Oil			Natural Gas Liquids			Natural Gas
	(MBbls)			(MBbls)			(MMcf)
	United States	Italy	Total	United States	Italy	Total	United States	Italy	Total	Total MMcfe(1)	Total MBoe(1)
Balance at January 1, 2011	20,318	—	20,318	43,384	—	43,384	1,433,731	51,738	1,485,469	1,867,681	311,280
Revisions of previous estimates	(1,061)	—	(1,061)	(3,716)	—	(3,716)	(91,721)	—	(91,721)	(120,383)	(20,064)
Extensions and discoveries	17,816	—	17,816	8,262	—	8,262	144,094	—	144,094	300,562	50,094
Production	(2,491)	—	(2,491)	(3,154)	—	(3,154)	(88,497)	—	(88,497)	(122,367)	(20,395)
Sales of reserves in place	(2,989)	—	(2,989)	(347)	—	(347)	(1,091)	—	(1,091)	(21,107)	(3,518)
Purchases of reserves in place	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2011	31,593	—	31,593	44,429	—	44,429	1,396,516	51,738	1,448,254	1,904,386	317,398
Revisions of previous estimates	(6,151)	—	(6,151)	(6,023)	—	(6,023)	(479,009)	(51,738)	(530,747)	(603,791)	(100,632)
Extensions and discoveries	16,574	—	16,574	6,929	—	6,929	93,643	—	93,643	234,661	39,110
Production	(3,146)	—	(3,146)	(3,489)	—	(3,489)	(81,008)	—	(81,008)	(120,818)	(20,136)
Sales of reserves in place	(5,168)	—	(5,168)	(591)	—	(591)	(17,309)	—	(17,309)	(51,863)	(8,644)
Purchases of reserves in place	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2012	33,702	—	33,702	41,255	—	41,255	912,833	—	912,833	1,362,575	227,096
Revisions of previous estimates	(3,394)	—	(3,394)	(1,973)	—	(1,973)	22,032	—	22,032	(10,170)	(1,695)
Extensions and discoveries	11,617	—	11,617	4,602	—	4,602	51,105	—	51,105	148,419	24,737
Production	(2,271)	—	(2,271)	(2,521)	—	(2,521)	(46,676)	—	(46,676)	(75,428)	(12,571)
Sales of reserves in place	(22,980)	—	(22,980)	(29,652)	—	(29,652)	(484,703)	—	(484,703)	(800,495)	(133,416)
Purchases of reserves in place	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2013	16,674	—	16,674	11,711	—	11,711	454,591	—	454,591	624,901	104,150

Proved developed reserves at:
January 1, 2011	13,421	—	13,421	24,120	—	24,120	886,644	25,869	912,513	1,137,759	189,627
December 31, 2011	14,149	—	14,149	23,170	—	23,170	814,160	—	814,160	1,038,074	173,012
December 31, 2012	12,315	—	12,315	25,518	—	25,518	710,288	—	710,288	937,286	156,214
December 31, 2013	6,151	—	6,151	6,855	—	6,855	336,342	—	336,342	414,378	69,063
Proved undeveloped reserves at:
January 1, 2011	6,897	—	6,897	19,264	—	19,264	547,087	25,869	572,956	729,922	121,654
December 31, 2011	17,444	—	17,444	21,259	—	21,259	582,356	51,738	634,094	866,312	144,385
December 31, 2012	21,387	—	21,387	15,737	—	15,737	202,545	—	202,545	425,289	70,882
December 31, 2013	10,523	—	10,523	4,856	—	4,856	118,249	—	118,249	210,523	35,087

(1)
Oil and natural gas liquids are converted to gas-equivalents using a conversion of six Mcf "equivalent" per barrel of oil or natural gas liquids. Likewise, natural gas is converted to oil-equivalents using a conversion of one barrel of oil "equivalent" per six Mcf of natural gas. These conversions are based on energy equivalence and not price equivalence.

Revisions of Previous Estimates

        In 2013, net negative revisions of 10 Bcfe were comprised of (i) the reclassification of 41 Bcfe of proved undeveloped reserves ("PUDs") to probable undeveloped reserves for PUDs that are not expected to be developed five years from the time the reserves were initially disclosed, (ii) negative performance revisions of 9 Bcfe, and positive pricing revisions of 40 Bcfe due primarily to the increase in price of natural gas used in calculating proved reserves. In 2012, net negative revisions of 604 Bcfe were primarily associated with lower natural gas and natural gas liquids prices, which caused certain natural gas-weighted projects to no longer meet economic investment criteria based on the unweighted arithmetic average of the first-day-of-the-month commodity prices utilized in calculating the reserve

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(14) SUPPLEMENTAL FINANCIAL DATA—OIL AND GAS PRODUCING ACTIVITIES (unaudited): (Continued)

estimates. In addition, lower natural gas prices also delayed Forest's initial expected development time frame for drilling certain of its proved undeveloped natural gas locations beyond five years from the time the associated reserves were originally recorded. Accordingly, these PUDs were reclassified to probable undeveloped reserves in 2012. Additionally, all 52 Bcfe of the Company's Italian PUDs were reclassified to probable due to an Italian regional regulatory body's 2012 denial of the Company's environmental impact assessment associated with the Company's proposal to commence natural gas production from wells that it drilled and completed in 2007. The Company is currently appealing the region's denial; however, until the region's denial is reversed or overturned, the Company determined that it could no longer conclude with reasonable certainty that its Italian natural gas reserves are producible. In 2011, the net negative revisions of 120 Bcfe were primarily the result of the write-off of PUDs pursuant to the five year limitation and the write-off of natural gas reserves associated with a deep gas project in South Louisiana.

Extensions and Discoveries

        In 2013, the Company had 148 Bcfe of extensions and discoveries, which were primarily due to exploration and development activities in the Eagle Ford in South Texas and Cotton Valley in East Texas. In 2012, the Company had 235 Bcfe of extensions and discoveries, which were primarily due to exploration and development activities in the Texas Panhandle and Eagle Ford in South Texas. In 2011, the Company had 301 Bcfe of extensions and discoveries, which were also primarily due to exploration and development activities in the Texas Panhandle and Eagle Ford in South Texas.

Sales of Reserves in Place

        Sales of reserves in place for each of the years presented in the table above represent the sale of oil and natural gas property interests. See Note 2 for a description of these asset divestitures.

Aggregate Capitalized Costs

        The aggregate capitalized costs relating to oil and gas producing activities were as follows as of the dates indicated:

	December 31,
	2013	2012
	(In Thousands)
Costs related to proved properties	$9,213,668	$9,696,498
Costs related to unproved properties	53,645	277,798

	9,267,313	9,974,296
Less accumulated depletion(1)	(8,460,589)	(8,237,186)

	$806,724	$1,737,110

(1)
Includes inception-to-date ceiling test write-downs.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(14) SUPPLEMENTAL FINANCIAL DATA—OIL AND GAS PRODUCING ACTIVITIES (unaudited): (Continued)

Costs Incurred in Oil and Gas Property Acquisition, Exploration, and Development Activities

        The following costs were incurred in oil and gas property acquisition, exploration, and development activities during the years ended December 31, 2013, 2012, and 2011:

	United States	Italy	Total
	(In Thousands)
2013
Property acquisition costs:
Proved properties	$—	$—	$—
Unproved properties	7,117	—	7,117
Exploration costs	129,946	—	129,946
Development costs	213,127	—	213,127

Total costs incurred(1)	$350,190	$—	$350,190

2012
Property acquisition costs:
Proved properties	$—	$—	$—
Unproved properties	64,123	—	64,123
Exploration costs	268,153	700	268,853
Development costs	398,941	182	399,123

Total costs incurred(1)	$731,217	$882	$732,099

2011
Property acquisition costs:
Proved properties	$—	$—	$—
Unproved properties	204,484	—	204,484
Exploration costs	286,412	1,003	287,415
Development costs	417,469	366	417,835

Total costs incurred(1)	$908,365	$1,369	$909,734

(1)
Includes amounts relating to changes in estimated asset retirement obligations of $8.6 million, $6.1 million, and $3.1 million recorded during the years ended December 31, 2013, 2012, and 2011, respectively.

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(14) SUPPLEMENTAL FINANCIAL DATA—OIL AND GAS PRODUCING ACTIVITIES (unaudited): (Continued)

Results of Operations from Oil and Gas Producing Activities

        Results of operations from oil and gas producing activities for the years ended December 31, 2013, 2012, and 2011 are presented below.

	United States	Italy	Total
	(In Thousands, except per Mcfe amounts)
2013
Oil, natural gas, and natural gas liquids sales	$441,341	$—	$441,341
Expenses:
Production expense	103,427	—	103,427
Depletion expense	165,767	—	165,767
Ceiling test write-down of oil and natural gas properties	57,636	—	57,636
Accretion of asset retirement obligations	2,760	74	2,834
Income tax benefit	(707)	—	(707)

Total expenses	328,883	74	328,957

Results of operations from oil and gas producing activities	$112,458	$(74)	$112,384

Depletion rate per Mcfe	$2.20	$—	$2.20

2012
Oil, natural gas, and natural gas liquids sales	$605,523	$—	$605,523
Expenses:
Production expense	156,909	—	156,909
Depletion expense	275,886	—	275,886
Ceiling test write-down of oil and natural gas properties	957,587	34,817	992,404
Accretion of asset retirement obligations	6,487	62	6,549
Income tax expense	173,437	—	173,437

Total expenses	1,570,306	34,879	1,605,185

Results of operations from oil and gas producing activities	$(964,783)	$(34,879)	$(999,662)

Depletion rate per Mcfe	$2.28	$—	$2.28

2011
Oil, natural gas, and natural gas liquids sales	$703,531	$—	$703,531
Expenses:
Production expense	153,518	—	153,518
Depletion expense	213,866	—	213,866
Accretion of asset retirement obligations	5,973	44	6,017
Income tax expense	89,135	—	89,135

Total expenses	462,492	44	462,536

Results of operations from oil and gas producing activities	$241,039	$(44)	$240,995

Depletion rate per Mcfe	$1.75	$—	$1.75

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(14) SUPPLEMENTAL FINANCIAL DATA—OIL AND GAS PRODUCING ACTIVITIES (unaudited): (Continued)

Standardized Measure of Discounted Future Net Cash Flows

        Future oil, natural gas, and NGL sales are calculated applying the prices used in estimating the Company's proved oil, natural gas, and NGL reserves to the year-end quantities of those reserves. Future price changes were considered only to the extent provided by contractual arrangements in existence at each year-end. Future production and development costs, which include costs related to plugging of wells, removal of facilities and equipment, and site restoration, are calculated by estimating the expenditures to be incurred in producing and developing the proved reserves at the end of each year, based on year-end costs and assuming continuation of existing economic conditions. Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the estimated future pretax net cash flows relating to proved reserves, less the tax bases of the properties involved. The future income tax expenses give effect to tax deductions, credits, and allowances relating to the proved reserves. All cash flow amounts, including income taxes, are discounted at 10%.

        Changes in the demand for oil, natural gas, and NGLs, inflation, and other factors make such estimates inherently imprecise and subject to substantial revision. This table should not be construed to be an estimate of the current market value of the Company's proved reserves. Management does not rely upon the information that follows in making investment decisions.

	December 31, 2013
	United States	Italy	Total
	(In Thousands)
Future oil, natural gas, and natural gas liquids sales	$3,459,749	$—	$3,459,749
Future production costs	(1,165,344)	—	(1,165,344)
Future development costs	(676,684)	—	(676,684)
Future income taxes	(18,441)	—	(18,441)

Future net cash flows	1,599,280	—	1,599,280
10% annual discount for estimated timing of cash flows	(864,672)	—	(864,672)

Standardized measure of discounted future net cash flows	$734,608	$—	$734,608

	December 31, 2012
	United States	Italy	Total
	(In Thousands)
Future oil, natural gas, and natural gas liquids sales	$6,929,652	$—	$6,929,652
Future production costs	(2,166,681)	—	(2,166,681)
Future development costs	(1,444,144)	—	(1,444,144)
Future income taxes	(142,383)	—	(142,383)

Future net cash flows	3,176,444	—	3,176,444
10% annual discount for estimated timing of cash flows	(1,779,347)	—	(1,779,347)

Standardized measure of discounted future net cash flows	$1,397,097	$—	$1,397,097

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(14) SUPPLEMENTAL FINANCIAL DATA—OIL AND GAS PRODUCING ACTIVITIES (unaudited): (Continued)

	December 31, 2011
	United States	Italy	Total
	(In Thousands)
Future oil, natural gas, and natural gas liquids sales	$10,427,716	$576,364	$11,004,080
Future production costs	(2,692,993)	(199,054)	(2,892,047)
Future development costs	(2,008,824)	(18,692)	(2,027,516)
Future income taxes	(940,526)	(130,836)	(1,071,362)

Future net cash flows	4,785,373	227,782	5,013,155
10% annual discount for estimated timing of cash flows	(2,499,631)	(125,783)	(2,625,414)

Standardized measure of discounted future net cash flows	$2,285,742	$101,999	$2,387,741

Changes in the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves

        An analysis of the changes in the standardized measure of discounted future net cash flows during each of the last three years is as follows:

December 31, 2013
United States
(In Thousands)
Standardized measure of discounted future net cash flows relating to proved oil, natural gas, and NGL reserves, at beginning of year	$1,397,097
Changes resulting from:
Sales of oil, natural gas, and NGL net of production costs	(337,914)
Net changes in prices and future production costs	222,516
Net changes in future development costs	50,568
Extensions, discoveries, and improved recovery	295,585
Development costs incurred during the period	128,482
Revisions of previous quantity estimates	(114,712)
Changes in production rates, timing, and other	19,321
Sales of reserves in place	(1,099,372)
Purchases of reserves in place	—
Accretion of discount on reserves at beginning of year	143,432
Net change in income taxes	29,605

Total change for year	(662,489)

Standardized measure of discounted future net cash flows relating to proved oil, natural gas, and NGL reserves, at end of year	$734,608

        The computation of the standardized measure of discounted future net cash flows relating to proved reserves at December 31, 2013 was based on average prices and year-end costs. The Henry Hub

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(14) SUPPLEMENTAL FINANCIAL DATA—OIL AND GAS PRODUCING ACTIVITIES (unaudited): (Continued)

average natural gas price and West Texas Intermediate average oil price during the twelve-month period prior to December 31, 2013 were $3.67 per MMBtu and $97.33 per barrel, respectively.

	December 31, 2012
	United States	Italy	Total
	(In Thousands)
Standardized measure of discounted future net cash flows relating to proved oil, natural gas, and NGL reserves, at beginning of year	$2,285,742	$101,999	$2,387,741
Changes resulting from:
Sales of oil, natural gas, and NGL net of production costs	(448,614)	—	(448,614)
Net changes in prices and future production costs	(1,226,494)	(9,264)	(1,235,758)
Net changes in future development costs	(4,188)	—	(4,188)
Extensions, discoveries, and improved recovery	572,516	—	572,516
Development costs incurred during the period	140,111	—	140,111
Revisions of previous quantity estimates	(203,987)	(151,578)	(355,565)
Changes in production rates, timing, and other	(34,665)	—	(34,665)
Sales of reserves in place	(213,683)	—	(213,683)
Purchases of reserves in place	—	—	—
Accretion of discount on reserves at beginning of year	259,393	3,923	263,316
Net change in income taxes	270,966	54,920	325,886

Total change for year	(888,645)	(101,999)	(990,644)

Standardized measure of discounted future net cash flows relating to proved oil, natural gas, and NGL reserves, at end of year	$1,397,097	$—	$1,397,097

        The computation of the standardized measure of discounted future net cash flows relating to proved reserves at December 31, 2012 was based on average prices and year-end costs. The Henry Hub

FOREST OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2013, 2012, and 2011

(14) SUPPLEMENTAL FINANCIAL DATA—OIL AND GAS PRODUCING ACTIVITIES (unaudited): (Continued)

average natural gas price and West Texas Intermediate average oil price during the twelve-month period prior to December 31, 2012 were $2.76 per MMBtu and $94.79 per barrel, respectively.

	December 31, 2011
	United States	Italy	Total
	(In Thousands)
Standardized measure of discounted future net cash flows relating to proved oil, natural gas, and NGL reserves, at beginning of year	$1,964,920	$205,526	$2,170,446
Changes resulting from:
Sales of oil, natural gas, and NGL net of production costs	(550,013)	—	(550,013)
Net changes in prices and future production costs	272,027	(153,313)	118,714
Net changes in future development costs	(55,725)	(697)	(56,422)
Extensions, discoveries, and improved recovery	667,323	—	667,323
Development costs incurred during the period	231,270	—	231,270
Revisions of previous quantity estimates	(220,389)	—	(220,389)
Changes in production rates, timing, and other	(132,714)	(40,508)	(173,222)
Sales of reserves in place	(107,742)	—	(107,742)
Purchases of reserves in place	—	—	—
Accretion of discount on reserves at beginning of year	226,354	31,949	258,303
Net change in income taxes	(9,569)	59,042	49,473

Total change for year	320,822	(103,527)	217,295

Standardized measure of discounted future net cash flows relating to proved oil, natural gas, and NGL reserves, at end of year	$2,285,742	$101,999	$2,387,741

        The computation of the standardized measure of discounted future net cash flows relating to proved reserves at December 31, 2011 was based on average prices and year-end costs. The Henry Hub average natural gas price and West Texas Intermediate average oil price during the twelve-month period prior to December 31, 2011 were $4.12 per MMBtu and $96.08 per barrel, respectively.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2014	December 31, 2013
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$5,774	$11,821
Accounts receivable, net	96,245	71,384
Prepaid expenses and other current assets	3,938	2,910
Derivative instruments	12,819	7,806

Total current assets	118,776	93,921

Property, plant and equipment:
Oil and natural gas properties (full cost method)
Proved	3,725,465	3,204,317
Unproved	170,220	208,823
Gas gathering and processing equipment	14,207	19,577
Office furniture and fixtures	13,252	11,167

	3,923,144	3,443,884
Accumulated depletion, depreciation and amortization	(2,201,651)	(2,063,842)

Total property, plant and equipment, net	1,721,493	1,380,042

Other assets:
Derivative instruments	1,422	4,332
Deferred financing costs, net	19,531	26,502
Goodwill	173,547	173,547
Other long term assets	100	375

Total other assets	194,600	204,756

Total assets	$2,034,869	$1,678,719

Liabilities and member's capital
Current liabilities:
Accounts payable—trade	$21,311	$16,148
Royalties payable	37,636	33,964
Accrued exploration and development	99,170	75,819
Accrued operating expenses and other	35,746	47,602
Accrued interest payable	15,364	23,891
Derivative instruments	5,293	11,625
Other short term liabilities	44	278

Total current liabilities	214,564	209,327

Long term liabilities:
Credit facility	574,000	250,000
Term loan	646,505	645,272
Senior notes	348,511	348,040
Asset retirement obligation	14,872	13,798
Derivative instruments	3,899	11,272
Other long term liabilities	527	—

Total long term liabilities	1,588,314	1,268,382

Commitments and contingencies
Member's capital:
Member's capital	1,523,008	1,523,008
Accumulated deficit	(1,291,017)	(1,321,998)

Total member's capital	231,991	201,010

Total liabilities and member's capital	$2,034,869	$1,678,719

See the accompanying Notes to Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Condensed Consolidated Statements of Operations (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(in thousands)		(in thousands)
		(As Restated)		(As Restated)
Revenues
Oil, natural gas liquids and natural gas	$122,125	$96,007	$355,401	$244,886
Other	286	253	1,145	627

Total revenues	122,411	96,260	356,546	245,513

Operating expenses
Lease operating	11,913	11,004	34,662	30,650
Workover	1,656	817	2,361	1,078
Marketing, gathering, transportation and other	6,544	4,286	17,091	12,507
Production and ad valorem taxes	5,138	4,996	15,579	12,564
General and administrative	6,560	5,882	20,584	18,812
Depletion, depreciation and amortization	52,787	36,296	142,995	94,179
Accretion	229	227	668	655
Impairments	—	2	1,659	6
Other operating expenses (income)	4,749	(48)	7,999	(25)

Total operating expenses	89,576	63,462	243,598	170,426

Other income (expenses)
Interest expense, net of capitalized interest	(27,726)	(25,329)	(80,383)	(73,625)
Gain (loss) on derivative instruments	37,430	(944)	(1,611)	7,777
Other income	5	21	27	23

Total other income (expenses)	9,709	(26,252)	(81,967)	(65,825)

Net income	$42,544	$6,546	$30,981	$9,262

See the accompanying Notes to Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Condensed Consolidated Statement of Member's Capital (Unaudited)

(in thousands)

	Member's Capital
			Accumulated Deficit	Total Member's Capital
	Units	Value
Balance as of December 31, 2012—(As Restated)	1,536	$1,533,008	$(1,332,575)	$200,433

Distributions to member	—	(10,000)	—	(10,000)
Net income	—	—	10,577	10,577

Balance as of December 31, 2013	1,536	$1,523,008	$(1,321,998)	$201,010

Net income	—	—	30,981	30,981

Balance as of September 30, 2014	1,536	$1,523,008	$(1,291,017)	$231,991

See the accompanying Notes to Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the Nine Months Ended September 30,
	2014	2013
	(in thousands)
		(As Restated)
Cash flows from operating activities:
Net income	$30,981	$9,262
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation and amortization	142,995	94,179
Impairments	1,659	6
Gain on sale of asset	(1,375)	—
Accretion expense	668	655
Accrued interest expense and unamortized debt discount	(5,945)	1,534
Amortization of deferred rent	(72)	(239)
Amortization of deferred financing costs	8,624	6,962
(Gain) loss on derivative instruments	(6,033)	27,038
Amortization of option premiums	(9,774)	(859)
Amortization of prepaid expenses	2,697	3,509
Working capital and other changes:
Increase in accounts receivable	(25,084)	(36,208)
Increase in other assets	(3,687)	(5,177)
Increase (decrease) in accounts payable, royalties payable and accrued liabilities	(7,405)	49,109

Net cash provided by operating activities	128,249	149,771

Cash flows from investing activities:
Oil and natural gas property additions	(431,494)	(236,458)
Oil and natural gas property acquisitions	(36,772)	—
Cash received from insurance proceeds	—	604
Gas processing equipment additions	(2,881)	(3,121)
Other asset additions	(2,122)	(1,302)
Cash received from sale of assets	15,127	2,746

Net cash used in investing activities	(458,142)	(237,531)

Cash flows from financing activities:
Borrowings under senior secured revolving credit facility	364,000	150,000
Borrowings under second lien term loan	—	153,500
Debt repayments for the senior secured revolving credit facility	(40,000)	(190,000)
Debt issuance costs	(154)	(5,655)
Distributions to member	—	(10,000)

Net cash provided by financing activities	323,846	97,845

Net increase (decrease) in cash and cash equivalents	(6,047)	10,085
Cash and cash equivalents, beginning of period	11,821	6,193

Cash and cash equivalents, end of period	$5,774	$16,278

See the accompanying Notes to Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements

1. Organization

        Effective December 19, 2012, NFR Energy LLC was renamed Sabine Oil & Gas LLC ("Sabine" or "the Company"). The Company was established as a Delaware limited liability company in late 2006 to invest in oil and natural gas exploration and production opportunities within the onshore U.S. market. The Company is wholly owned by Sabine Oil & Gas Holdings II LLC, a Delaware limited liability company ("Holdings II"), which is wholly owned by Sabine Oil & Gas Holdings LLC, a Delaware limited liability company ("Holdings" or "Member"), which in turn is wholly owned by Sabine Investor Holdings LLC ("SIH"). Currently, affiliates of First Reserve Corporation ("First Reserve"), own approximately 99.7% of the equity interests of SIH. Certain members of the Company's management and board of representatives indirectly own interests in the Company through their 0.3% ownership interests in SIH, the controlling member of Holdings.

        The Company operates in the exploration and production segment of the energy industry and is pursuing development and exploration projects in a variety of forms including operated and non-operated working interests, joint ventures, farm-outs, and acquisitions, in both conventional and unconventional resources. Sabine is a holding company which conducts its operations through its subsidiaries, which own the operating assets of the Company.

Recent Developments

        On July 9, 2014, the Company entered into an amended and restated merger agreement (as amended subsequently, the "Merger Agreement") with Forest Oil Corporation ("Forest Oil"), SIH, Holdings, Holdings II, and FR XI Onshore AIV, LLC ("AIV Holdings") providing for a combination of Forest Oil's and the Company's business. The Merger Agreement provides that SIH will contribute all of the equity interests of Holdings, and AIV Holdings will contribute all of the equity interests in two other holding companies, FR NFR Holdings, Inc. and FR NFR, PI, Inc., to Forest Oil, with Holdings becoming a wholly owned subsidiary of Forest Oil. FR NFR Holdings, Inc. and FR NFR PI, Inc. will subsequently merge with and into Forest Oil, with Forest Oil surviving. Holdings, Holdings II and the Company will then subsequently merge with and into Forest Oil, with Forest Oil surviving and the operating subsidiaries of the Company becoming subsidiaries of Forest Oil.

        In exchange for the contribution, (i) SIH and AIV Holdings will receive approximately 123,837,490 and 39,874,020 shares of Forest Oil common stock, respectively and (ii) SIH and AIV Holdings will receive 1,258,900 and 405,349 shares of Forest Oil Series A convertible common-equivalent preferred stock (convertible into approximately 166,424,900 shares of Forest common stock), respectively. Upon consummation of the combination transaction, current Forest Oil common shareholders will continue to hold their shares of Forest Oil common stock, which shares will represent (based on the number of Forest Oil common shares outstanding as of May 5, 2014) approximately 42% of the issued and outstanding Forest Oil common shares, approximately a 26.5% economic interest in Forest Oil and 20% of the total voting power in Forest Oil, and SIH and AIV Holdings will collectively hold approximately 58% of the issued and outstanding Forest Oil common shares and 100% of the issued and outstanding Forest Series A convertible common-equivalent preferred shares, collectively representing approximately a 73.5% economic interest in Forest Oil and 80% of the total voting power in Forest Oil. If approved, Forest Oil will be renamed "Sabine Oil & Gas Corporation" concurrently with the closing of the transactions contemplated by the Merger Agreement (the "Transactions").

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

1. Organization (Continued)

        The closing of the Transactions is conditioned on (i) approval by holders of a majority of the Forest Oil common shares present (in person or by proxy) at a special meeting of the Forest Oil common shareholders of the issuance of Forest Oil stock to SIH and AIV Holdings in connection with the Transactions (ii) approval by the affirmative vote of holders of a majority of the outstanding Forest Oil common shares of an amendment to Forest Oil's certificate of incorporation to increase the number of authorized common shares (the "authorized share proposal") and (iii) other customary conditions.

        If the authorized share proposal is not approved and Forest Oil and SIH mutually agree to waive this condition, then in exchange for the contribution, SIH and AIV Holdings will instead receive shares of Forest Oil Series B convertible common-equivalent preferred stock in lieu of a portion of the Forest Oil common stock that would have been received by them if there were available for issuance a sufficient amount of authorized but unissued common shares. As a result, SIH and AIV Holdings would receive (i) approximately 37,822,023 and 12,178,187 shares of Forest Oil common shares, (ii) approximately 1,258,900 and 405,349 shares of Forest Oil Series A convertible common-equivalent preferred stock and (iii) approximately 860,155 and 276,958 shares of Forest Series Oil B convertible common-equivalent preferred stock, respectively. In that case, upon consummation of the Transactions, and based upon the number of Forest Oil common shares outstanding as of May 5, 2014, current Forest Oil common shareholders would hold approximately 70% of the issued and outstanding Forest Oil common shares, representing approximately a 26.5% economic interest in Forest Oil and 20% of the total voting power in Forest Oil, and SIH and AIV Holdings will collectively hold approximately 30% of the issued and outstanding Forest Oil common shares, 100% of the issued and outstanding Forest Oil Series A convertible common-equivalent preferred shares and 100% of the issued and outstanding Forest Oil Series B convertible common-equivalent preferred shares, collectively representing approximately a 73.5% economic interest in Forest Oil and 80% of the total voting power in Forest Oil.

        In connection with entering into the Merger Agreement, SIH and AIV Holdings entered into a related amended and restated stockholder's agreement and an amended and restated registration rights agreement with Forest Oil, governing certain rights and obligations of SIH and AIV Holdings with respects to the shares of Forest Oil stock they will receive as consideration in connection with the transactions, which will become effective upon the closing of the Transactions.

        The foregoing summary of the Merger Agreement and Transactions does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, stockholder's agreement and registration rights agreement, which are filed as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2, respectively, to Forest Oil's Form 8-K filed with the SEC on July 10, 2014.

        The definitive proxy materials, including notice of Forest Oil shareholders' meeting to be held on November 20, 2014, were mailed to Forest Oil shareholders on or about October 20, 2014.

2. Significant Accounting Policies

Basis of Presentation

        The Company presents its condensed consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP). The accompanying condensed consolidated financial

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

statements include Sabine and its wholly owned subsidiaries. All intercompany transactions have been eliminated.

        These interim financial statements have not been audited. However, in the opinion of management, all adjustments, consisting of only normal recurring adjustments necessary for a fair statement of the financial statements have been included. Results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for the entire year. In addition, as these are interim financial statements, they do not include all disclosures required for financial statements prepared in conformity with GAAP. These financial statements and notes should be read in conjunction with Sabine's audited consolidated financial statements and the notes thereto included in the Company's Annual Report for the year ended December 31, 2013.

Restatement of Previously Issued Financial Statements

        The Company is restating its financial statements for the three and nine months ended September 30, 2013 with respect to the accounting and disclosures for certain derivative financial transactions under Accounting Standards Codification Topic 815, Derivatives and Hedging ("ASC 815"). The Company determined that the formal documentation it had prepared to support its initial hedge designations for effectiveness in connection with the Company's oil and natural gas hedging program was not compliant with the technical documentation requirements to qualify for cash flow hedge accounting treatment in accordance with ASC 815, and as a result, the Company was not permitted to utilize hedge accounting treatment in the preparation of its financial statements. The restatements eliminate hedge accounting treatment which had been applied in 2013.

        Under ASC 815, the fair value of hedge contracts is recognized in the balance sheets as an asset or liability, as the case may be, and the amounts received or paid under the hedge contracts are reflected in earnings during the period in which the underlying production occurs. If the hedge contracts qualify for cash flow hedge accounting treatment, the fair value of the hedge contract that is effective in offsetting changes in expected cash flows (the effective portion) is recorded in "Accumulated other comprehensive income", and the effective portion of the changes in the fair value do not affect net income in the period. The portion of the change in fair value of the qualified derivative instrument that was not effective in offsetting changes in expected cash flows (the ineffective portion), as well as any amount excluded from the assessment of the effectiveness of the derivative instruments, are recognized in earnings. If the hedge contract does not qualify for hedge accounting treatment, the change in the fair value of the hedge contract is reflected in earnings during the period as a "Gain (loss) on derivative instruments". Under the cash flow hedge accounting treatment used by the Company, the effective portion of the fair value of the hedge contracts was recognized in the balance sheets with the offsetting gain or loss recorded initially in "Accumulated other comprehensive income" and later reclassified through earnings when the hedged production impacted earnings. The ineffective portion of the designated derivative instruments was recognized in "Gain (loss) on derivative instruments" within Other income (expenses) on the statements of operations. As a result of the determination that the designation documentation failed to meet the requirements necessary to utilize cash flow hedge accounting treatment, any gain or loss resulting from changes in fair value should have been recorded in the statements of operations as a component of earnings.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

        The Company previously recognized gains and losses resulting from the settlement of its designated derivative financial instruments as a component of revenues, and has reclassified gains of $20.2 million in the nine months ended September 30, 2013 to "Loss on derivative instruments" within Other income (expenses) as a result of eliminating hedge accounting. No gains were reclassified to "Loss on derivative instruments" within Other income (expenses) in the three months ended September 30, 2013. In addition, the Company reclassified $6.9 million and $40.2 million of losses in the three and nine months ended September 30, 2013 from "Accumulated other comprehensive income" to "Loss on derivative instruments" within Other income (expenses). Because the derivatives did not qualify for hedge accounting, the inclusion of hedge value for designated contracts in the full cost ceiling calculation at all balance sheet dates when the ceiling test was performed was not appropriate. Thus, Sabine's full cost ceiling calculations were revised and resulted in restatements to increase impairment expense recognized in earlier periods and reductions to the Company's ceiling test impairment expense of $12.7 million in the nine months ended September 30, 2013, as well as requiring restatements to decrease depletion expense by $1.2 million and $3.5 million in the three and nine months ended September 30, 2013. No reductions to the Company's ceiling test impairment expense were recorded in the three months ended September 30, 2013.

        In December 2012, Ramshorn, a subsidiary of Nabors, sold its entire membership interest in Sabine to affiliates of First Reserve, excluding a deferred payment of $10 million due on or before June 30, 2013. The deferred payment was deemed a senior equity right in the Company until paid in full and guaranteed by First Reserve. The deferred payment was settled by Sabine in June 2013. The Company previously recognized the $10 million within Other income (expenses) on the Condensed Consolidated Statements of Operations for the nine months ended September 30, 2013, and has reclassified this payment to Member's capital on the Condensed Consolidated Balance Sheets as of September 30, 2013 for treatment as an equity distribution.

        Certain other reclassifications have been made to prior periods in order to conform to current period presentation.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

        The following table represents the impact of this restatement on relevant financial statement line items in Sabine's Condensed Consolidated Statements of Operations:

	Three months ended September 30, 2013			Nine months ended September 30, 2013
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(in thousands)			(in thousands)
Revenues
Gain (loss) on derivative instruments	$—	$—	$—	$20,209	$(20,209)	$—

Total revenues	96,260	—	96,260	265,722	(20,209)	245,513

Operating expenses
Lease operating	11,017	(13)	11,004	30,724	(74)	30,650
Depletion, depreciation and amortization	37,518	(1,222)	36,296	97,695	(3,516)	94,179
Impairments	2	—	2	12,725	(12,719)	6
Other operating expenses	—	(48)	(48)	—	(25)	(25)

Total operating expenses	64,745	(1,283)	63,462	186,760	(16,334)	170,426

Other income (expenses)
Gain (loss) on derivative instruments	5,932	(6,876)	(944)	27,744	(19,967)	7,777
Other income (expense)	82	(61)	21	(9,878)	9,901	23

Total other expenses	(19,315)	(6,937)	(26,252)	(55,759)	(10,066)	(65,825)

Net income (loss)	$12,200	$(5,654)	$6,546	$23,203	$(13,941)	$9,262

        The following table represents the impact of this restatement on relevant financial statement line items in Sabine's Condensed Consolidated Statements of Cash Flows:

	Nine months ended September 30, 2013
	As Reported	Adjustments	As Related
	(in thousands)
Cash flows from operating activities:
Net income (loss), including noncontrolling interest	$23,203	$(13,941)	$9,262
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation and amortization	97,695	(3,516)	94,179
Impairments	12,725	(12,719)	6
(Gain) loss on derivative instruments	(13,138)	40,176	27,038

Net cash provided by operating activities	$139,771	$10,000	$149,771

Cash flows from financing activities:
Distributions to member	—	(10,000)	(10,000)

Net cash provided by (used in) financing activities	$107,845	$(10,000)	$97,845

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        All highly liquid investments purchased with an initial maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

        The Company's significant receivables are comprised of oil and natural gas revenue receivables. The amounts are due from a limited number of entities; therefore, the collectability is dependent upon the general economic circumstances of a few purchasers. The Company regularly reviews collectability and establishes an allowance for doubtful accounts as necessary using the specific identification method. The receivables are not collateralized.

        Derivative instruments subject the Company to a concentration of credit risk (see Note 8).

Inventory

        Inventory, which is included in "Prepaid expenses and other current assets" on Sabine's Condensed Consolidated Balance Sheets, consists principally of tubular goods, spare parts, and equipment used in the Company's drilling operations. The inventory balance, net of impairments, was $0.8 million and $0.7 million as of September 30, 2014 and December 31, 2013, respectively. Inventory is stated at the lower of weighted average cost or market. The Company had no material impairments relating to obsolete inventory during the three and nine months ended September 30, 2014 and 2013.

Oil and Natural Gas Properties and Equipment

        The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Under this method, the Company capitalizes all acquisition, exploration and development costs incurred for the purpose of finding oil and natural gas reserves, including salaries, benefits and other internal costs directly attributable to these activities. The Company capitalized $2.1 million and $2.7 million of internal costs for the three months ended September 30, 2014 and 2013, respectively, and $7.5 million and $4.7 million of internal costs for the nine months ended September 30, 2014 and 2013, respectively. Costs associated with production and general corporate activities are expensed in the period incurred. The Company also includes the present value of its dismantlement, restoration and abandonment costs within the capitalized oil and natural gas property balance (see "Asset Retirement Obligation" below). Unless a significant portion of the Company's proved reserve quantities is sold (greater than 25%), proceeds from the sale of oil and natural gas properties are accounted for as a reduction to capitalized costs, and gains and losses are not recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and natural gas.

        Depletion of proved oil and natural gas properties is computed using the units-of-production method based upon estimated proved oil and natural gas reserves. The costs of unproved properties are withheld from the depletion base until such time as they are either developed or abandoned. Unproved properties are reviewed on a quarterly basis for impairment, and if impaired, are reclassified to proved properties and included in the ceiling test and depletion calculations.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

        Under the full cost method of accounting, a ceiling test is performed on a quarterly basis. The full cost ceiling test is an impairment test prescribed by SEC Regulation S-X Rule 4-10. The ceiling test determines a limit on the book value of oil and natural gas properties. The capitalized costs of proved oil and natural gas properties, net of "Accumulated depletion, depreciation and amortization" ("Accumulated DD&A") on the Company's Condensed Consolidated Balance Sheets, may not exceed the estimated future net cash flows from proved oil and natural gas reserves, excluding future cash outflows associated with settling asset retirement obligations that have been accrued on the Company's Condensed Consolidated Balance Sheets, using the unweighted average first day of the month prices for the prior twelve month period ended September 30, 2014 and December 31, 2013 (adjusted for quality and basis differentials) held flat for the life of production, discounted at 10%, plus the cost of unevaluated properties and major development projects excluded from the costs being amortized. If capitalized costs exceed this limit, the excess is charged to expense and reflected as accumulated DD&A.

        For the three and nine months ended September 30, 2014 and 2013, the Company did not recognize an impairment for the carrying value of proved oil and natural gas properties in excess of the ceiling limitation. The average of the unweighted first day of the month prices for the prior twelve month periods ended September 30, 2014 and 2013 was $4.24 and $3.60 per Mcf for natural gas. Additionally, the average of the unweighted first day of the month prices for the prior twelve month periods ended September 30, 2014 and 2013 was $99.08 and $95.04 per Bbl for oil. As of September 30, 2014, the ceiling limitation exceeded the carrying value of proved oil and natural gas properties by approximately $69.9 million.

        The Company's depletion expense on oil and natural gas properties is calculated each quarter utilizing period end reserve quantities. The Company recorded $52.1 million and $35.6 million of depletion on oil and natural gas properties for the three months ended September 30, 2014 and 2013, respectively, and $141.0 million and $91.8 million for the nine months ended September 30, 2014 and 2013, respectively. As a rate of production, depletion was $2.68 per Mcfe and $2.10 per Mcfe for the three months ended September 30, 2014 and 2013, respectively, and $2.57 per Mcfe and $2.07 per Mcfe for the nine months ended September 30, 2014 and 2013, respectively.

        Gathering assets and related facilities, certain other property and equipment, and furniture and fixtures are depreciated using the straight-line method based on the estimated useful lives of the respective assets, generally ranging from 3 to 30 years. These assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is then recognized if the carrying amount is not recoverable and exceeds fair value. In the second quarter of 2014, the Company recorded impairment charges for gas gathering and processing equipment of $1.7 million based on expected present value and estimated future cash flows using current volume throughput and pricing assumptions. No impairment charge for gas gathering and processing equipment was recorded in the three months ended September 30, 2014. Additionally, no impairment charge for gas gathering and processing equipment was recorded in the three and nine months ended September 30, 2013. Leasehold improvements are amortized over the shorter of their economic lives or the lease term. Repairs and maintenance costs are expensed in the period incurred.

        No insurance proceeds were received during the three and nine months ended September 30, 2014. During the nine months ended September 30, 2013, the Company received insurance proceeds of

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

$0.6 million, which was netted with the replacement costs recognized in oil and natural gas properties. No insurance proceeds were received during the three months ended September 30, 2013.

Capitalized Interest

        The Company capitalizes interest costs to oil and natural gas properties on expenditures made in connection with exploration and development projects that are not subject to current depletion. Interest is capitalized only for the period that activities are in progress to bring these projects to their intended use. The Company capitalized $1.5 million and $3.2 million of interest for the three months ended September 30, 2014 and 2013, respectively, and $5.0 million and $10.1 million for the nine months ended September 30, 2014 and 2013, respectively.

Leases

        The Company accounts for leases with escalation clauses and rent holidays on a straight-line basis. The deferred rent expense liability associated with future lease commitments, if applicable, is reported under the caption "Other short term liabilities" on the Company's Condensed Consolidated Balance Sheets.

Derivative Instruments and Hedging Activities

        The Company uses derivative financial instruments to achieve a more predictable cash flow from its oil and natural gas production by reducing its exposure to price fluctuations. Such derivative instruments, which are placed with major financial institutions who are participants in the Company's Credit Facility (see Note 5) that the Company believes are minimal credit risks, may take the form of forward contracts, futures contracts, swaps, options, or basis swaps.

        At September 30, 2014, substantially all of Sabine's oil and natural gas derivative contracts are settled based upon reported New York Mercantile Exchange (NYMEX) prices. Sabine's derivative contracts are with multiple counterparties to minimize the Company's exposure to any individual counterparty, and Sabine has netting arrangements with all of the Company's counterparties that provide for offsetting payables against receivables from separate hedging arrangements with that counterparty. The oil and natural gas reference prices, upon which the commodity derivative contracts are based, reflect various market indices that have a generally high degree of historical correlation with actual prices received by the Company for its oil and natural gas production. Sabine's fixed-price swap and option agreements are used to fix the sales price for the Company's anticipated future oil and natural gas production. Upon settlement, the Company receives a fixed price for the hedged commodity and receives or pays the counterparty a floating market price, as defined in each instrument. The instruments are settled monthly. When the floating price exceeds the fixed price for a contract month, the Company pays the counterparty. When the fixed price exceeds the floating price, the counterparty is required to make a payment to the Company.

        Sabine's derivatives instruments at September 30, 2014 included oil and natural gas options in addition to fixed price swaps. The Company has bought and sold natural gas puts, bought and sold oil and natural gas calls and sold oil puts. For the oil and natural gas calls, the buyer has the option to purchase a set volume of the contracted commodity at a contracted price on a contracted date in the

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

future. For the oil and natural gas puts, the buyer has the option to sell a contracted volume of the commodity at a contracted price on a contracted date in the future.

        The Company records balances resulting from commodity risk management activities on the Condensed Consolidated Balance Sheets as either assets or liabilities measured at fair value. Gains and losses from the change in fair value of derivative instruments and cash settlements on commodity derivatives are presented within "Gain (loss) on derivative instruments" located in Other income (expenses) in the Condensed Consolidated Statements of Operations.

Deferred Financing Costs

        Deferred financing costs of approximately $0.4 million were incurred during the three months ended September 30, 2014. The Company had no material deferred financing costs during the three months ended September 30, 2013. Deferred financing costs of approximately $1.5 million and $4.9 million were incurred during the nine months ended September 30, 2014 and 2013, respectively. Costs in 2014 and 2013 are associated with the Company's second lien term loan agreement ("Term Loan") and senior secured revolving credit facility ("Credit Facility") (see Note 5). Deferred financing costs associated with the Term Loan, Credit Facility and 9.75% senior unsecured notes due 2017 (the "2017 Notes") are being amortized over the life of the respective obligations with $2.2 million included in interest expense for each of the three months ended September 30, 2014 and 2013, and $6.7 million for each of the nine months ended September 30, 2014 and 2013. The Company also expensed $0.3 million in January 2013 as a result of reductions in the borrowing base of the Credit Facility.

Financial Instruments

        The Company's financial instruments including cash and cash equivalents, accounts receivable, and accounts payable are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The Company's Credit Facility and Term Loan are reported at carrying value which approximates fair value based on current rates applicable to similar instruments. Since considerable judgment is required to develop estimates of fair value, the estimates provided are not necessarily indicative of the amounts the Company could realize upon the purchase or refinancing of such instruments. The Company's derivative instruments are reported at fair value based on Level 2 fair value methodologies and the 2017 Notes are reported at carrying value but further compared to fair value based on Level 2 fair value methodologies (see Note 9).

Goodwill

        Goodwill is tested for impairment on an annual basis as of October 1 of each year.

        The testing of goodwill for impairment is done via a two-step process. The first step of the process compares the fair value of the country-wide cost center with its carrying amount including goodwill. The fair value of the country-wide cost center will be determined by using a discounted cash flows model which relies primarily on Sabine's reserve data which include significant assumptions, judgments and estimates, as well as a calculated weighted average cost of capital ("WACC"), derived through analysis of the capital structures of selected peer companies and relevant statistical market data. When the fair value derived exceeds the carrying amount, no impairment is present and the test is concluded.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

        When the carrying amount exceeds the fair value derived, the second step of the impairment test is performed to compare the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by assigning the fair value of a reporting unit to all of the assets and liabilities of the reporting unit as if the unit had been acquired in a business combination. The excess of fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Impairment is recognized for the amount of carrying value in excess of implied fair value, limited to the total carrying value of goodwill.

        Factors, such as significant decreases in commodity prices and unfavorable changes in the significant assumptions, judgments and estimates used to estimate reserves could result in a goodwill impairment charge. A goodwill impairment charge would have no effect on Sabine's liquidity or capital resources. However, it would adversely affect Sabine's results of operations in that period.

        Goodwill totaled $173.5 million at September 30, 2014 and December 31, 2013. No impairment of goodwill was recognized during the nine months ended September 30, 2014 and 2013.

Asset Retirement Obligation

        If a reasonable estimate of the fair value of an obligation to perform site reclamation, dismantle facilities or plug and abandon wells can be made, the Company records an "Asset retirement obligation" ("ARO") as a liability and capitalizes the present value of the asset retirement cost in "Oil and natural gas properties" on the Condensed Consolidated Balance Sheets in the period in which the retirement obligation is incurred. In general, the amount of an ARO and the costs capitalized will be equal to the estimated future cost to satisfy the abandonment obligation assuming the normal operation of the asset, using current prices that are escalated by an assumed inflation factor up to the estimated settlement date, which is then discounted back to the date that the abandonment obligation was incurred using an assumed cost of funds for the Company. After recording these amounts, the ARO is accreted to its future estimated value using the same assumed cost of funds and the capitalized costs are depreciated on a unit-of-production basis within the related full cost pool.

        The information below reconciles the recorded amount of Sabine's asset retirement obligations:

For the nine months ended September 30, 2014
(in thousands)
Beginning balance	$13,798
Liabilities incurred	559
Liabilities settled	(110)
Revisions	(43)
Accretion expense	668

Ending balance	$14,872

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

Revenue Recognition

        The Company records revenues from the sales of oil, natural gas liquids and natural gas when produced, sold and collectability is ensured. The Company uses the entitlement method that requires revenue recognition for the Company's net revenue interest of sales from its properties. Accordingly, oil, natural gas liquids and natural gas sales are not recognized for deliveries in excess of the Company's net revenue interest, while oil, natural gas liquids and natural gas sales are recognized for any under delivered volumes. Production imbalances are generally recorded at estimated sales prices of the anticipated future settlements of the imbalances. The Company had no material overproduction or underproduction at September 30, 2014 or December 31, 2013.

Use of Estimates

        The preparation of the condensed consolidated financial statements for the Company in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

        The Company's condensed consolidated financial statements are based on a number of significant estimates, including acquisition purchase price allocations, fair value of derivative instruments, oil, natural gas liquids and natural gas reserve quantities that are the basis for the calculation of DD&A and impairment of oil, natural gas liquids and natural gas properties, and timing and costs associated with its retirement obligations.

Income Taxes

        The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the Member. As such, no recognition of federal or state income taxes for the Company or its subsidiaries that are organized as limited liability companies have been provided for in the accompanying condensed consolidated financial statements.

        In accordance with the operating agreement of the Company, to the extent possible without impairing the Company's ability to continue to conduct its business and activities, and in order to permit its Member to pay taxes on the taxable income of the Company, the Company would be required to make distributions to the Member in the amount equal to the estimated tax liability of such Member computed as if the Member paid income tax at the highest marginal federal and state rate applicable to an individual resident of New York, New York, in the event that taxable income is generated for the Member. There was no taxable income and therefore no distributions to the Member in 2014 or 2013.

Recent Accounting Pronouncements

        In August 2014, the FASB issued Accounting Standards Update 2014-15, "Presentation of Financial Statements—Going Concern (Subtopic 205-40)" (ASU 2014-15). The amendments within this update provide guidance about management's responsibility to evaluate whether there is substantial doubt

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

2. Significant Accounting Policies (Continued)

about an entity's ability to continue as a going concern with the intent to reduce diversity in the timing and content of footnote disclosures. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). This ASU is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Sabine is analyzing the requirements of ASU 2014-15 to determine what impact the new standard will have on its consolidated financial statements and related disclosures.

        In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenues from Contracts with Customers" (ASU 2014-09). This update creates Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC 606") to supersede the revenue recognition requirements in Accounting Standards Codification Topic 605, Revenue Recognition ("ASC 605") by requiring an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Sabine is analyzing the requirements of ASU 2014-9 to determine what impact the new standard will have on its consolidated financial statements and related disclosures.

3. Significant Customers

        During the nine months ended September 30, 2014, purchases by three companies exceeded 10% of the total oil, natural gas liquids and natural gas sales of the Company. Purchases by Enbridge Pipeline (East Texas) LP, Eastex Crude Company and Laclede Energy accounted for approximately 13%, 12% and 12% of oil, natural gas liquids and natural gas sales, respectively. During the nine months ended September 30, 2013, purchases by four companies exceeded 10% of the total oil, natural gas liquids and natural gas sales of the Company. Purchases by Enbridge Pipeline (East Texas) LP, Eastex Crude Company, Unimark LLC and CP Energy LLC accounted for approximately 17%, 16%, 12% and 11% of oil, natural gas liquids and natural gas sales, respectively.

4. Property Acquisitions and Divestitures

        On June 10, 2014 and March 25, 2014, the Company acquired working interests in certain oil and natural gas properties in North Texas for a total of $38.0 million, net of purchase price adjustments. The Company recorded a fair value of $33.4 million for proved properties and $4.6 million for unproved properties. No material ARO liability was assumed. The valuations to derive the purchase price included both proved and unproved categories of reserves, expectation for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates, risk adjusted discount rates and fair value of unevaluated leaseholds.

        Total pro forma impact of the June 10, 2014 and March 25, 2014 acquisitions was an increase to "Total revenues" on the Condensed Consolidated Statement of Operations of $4.0 million for the nine months ended September 30, 2014, and a decrease to "Net income" on the Condensed Consolidated Statement of Operations of $2.4 million for the nine months ended September 30, 2014.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

4. Property Acquisitions and Divestitures (Continued)

        On December 18, 2013, the Company closed on the sale of Sabine's interests in certain oil and natural gas properties in the Texas Panhandle and surrounding Oklahoma area for $169.0 million, net of certain purchase price adjustments. The sale of the Texas Panhandle and surrounding Oklahoma properties was accounted for as an adjustment to the full cost pool with no gain or loss recognized. Subsequent to December 31, 2013, the Company has recorded purchase price adjustments of approximately $8.4 million as a result of clearing title defects and adjusting post effective date estimates.

        On April 30, 2013, the Company closed on the purchase of interests in approximately 5,000 net acres in South Texas for approximately $14.9 million. The acquisition does not qualify as a business combination under Accounting Standards Codification Topic 805, Business Combinations ("ASC 805").

        Acquired properties that are considered to be business combinations are recorded at their fair value. In determining the fair value of the properties, the Company prepares estimates of oil and natural gas reserves as well as an estimate of fair value of unevaluated leaseholds. The Company uses estimated future prices to apply to the estimated reserve quantities acquired and the estimated future operating and development costs to arrive at the estimates of future net revenues. For the fair value assigned to proved reserves, the future net revenues are discounted using a market-based weighted average cost of capital rate determined appropriate at the time of the acquisition. To compensate for inherent risks of estimating and valuing reserves, proved undeveloped, probable and possible reserves are reduced by additional risk-weighting factors.

5. Long Term Debt

Senior Notes

        On February 12, 2010, the Company and its subsidiary Sabine Oil & Gas Finance Corporation, formerly NFR Energy Finance Corporation, co-issued $200 million in 9.75% 2017 Notes in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933 and to persons outside the United States in compliance with Regulation S of the Securities Act of 1933. The 2017 Notes bear interest at a rate of 9.75% per annum, payable semi-annually on February 15 and August 15 each year commencing August 15, 2010. The 2017 Notes were issued at 98.73% of par. In conjunction with the issuance of the 2017 Notes, the Company recorded a discount of $2.5 million to be amortized over the remaining life of the 2017 Notes utilizing the simple interest method. The remaining unamortized discount was $0.9 million and $1.1 million at September 30, 2014 and December 31, 2013, respectively. On April 14, 2010, the Company and Sabine Oil & Gas Finance Corporation issued an additional $150 million in senior notes at 9.75% due 2017. The additional notes were issued at 98.75% of par and bear interest at a rate of 9.75% per annum, payable semi-annually on February 15 and August 15 of each year commencing August 15, 2010. The additional notes were issued under the same indenture as the 2017 Notes issued on February 12, 2010. The Company recorded a discount of $1.9 million to be amortized over the remaining life of the 2017 Notes utilizing the simple interest method. The remaining unamortized discount was $0.6 million and $0.8 million at September 30, 2014 and December 31, 2013, respectively. The 2017 Notes were issued under and are governed by an indenture dated February 12, 2010 between the Company, Sabine Oil & Gas Finance Corporation, the Bank of New York Mellon Trust Company, N.A. as trustee, and the Company's subsidiaries named therein as guarantors.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

5. Long Term Debt (Continued)

        All of the restricted subsidiaries that guarantee the Company's senior secured revolving Credit Facility (other than Sabine Oil & Gas Finance Corporation) have guaranteed the 2017 Notes on a senior unsecured basis.

        The Company may redeem the 2017 Notes, in whole or in part, at any time, at a redemption price (expressed as a percentage of principal amount) set forth in the following table plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Year	Percentage
2014	104.875
2015	102.438
2016	100.000

        The indenture governing the 2017 Notes contains covenants that, among other things, limit the Company's ability and the ability of the Company's restricted subsidiaries to incur additional indebtedness unless the ratio of adjusted consolidated EBITDA to adjusted consolidated interest expense over the trailing four fiscal quarters will be at least 2.0 to 1.0 (subject to exceptions for borrowings within certain limits under the Credit Facility); pay dividends or repurchase or redeem equity interests; limit dividends or other payments by restricted subsidiaries that are not guarantors to the Company or the Company's other subsidiaries; make certain investments; incur liens; enter into certain types of transactions with Sabine's affiliates; and sell assets or consolidate or merge with or into other companies. However, if the 2017 Notes have an investment grade rating from Standard & Poor's Ratings Group, Inc. and Moody's Investors Service, Inc., and no default or event of default exists under the indenture, Sabine will not be subject to certain of the foregoing covenants.

Senior Secured Revolving Credit Facility

        On November 30, 2007, the Company entered into a senior secured revolving credit facility with a syndicate of banks. Through a series of redeterminations, the Company has amended and restated the Credit Facility. The most recent redetermination effective November 12, 2014, increased the borrowing base from $700 million to $750 million. The next scheduled redetermination will be in April 2015.

        As of September 30, 2014, commitments under the Credit Facility were $750 million, the borrowing base was $700 million, the outstanding balance amount totaled $574 million and the Company was able to incur approximately $126 million of additional secured indebtedness under the Credit Facility. The Credit Facility's maturity date is April 7, 2016.

        Subsequent to the period ended September 30, 2014, through November 12, 2014, the Company has borrowed $35 million. As of November 12, 2014 after giving effect to the recent redetermination and the borrowings, the borrowing base under the Credit Facility was $750 million, the outstanding amount totaled $609 million and the Company had approximately $141 million of secured indebtedness available under the Credit Facility.

        Borrowings made under the Credit Facility are guaranteed by first priority perfected liens and security interests on substantially all assets of Sabine and its wholly-owned domestic subsidiaries.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

5. Long Term Debt (Continued)

        Interest on borrowings under the Credit Facility accrues at variable interest rates at either a Eurodollar rate or an alternate base rate (ABR). The Eurodollar rate is calculated as London Interbank Offered Rate (LIBOR) plus an applicable margin that varies from 1.75% (for periods in which Sabine has utilized less than 30% of the borrowing base) to 2.75% (for periods in which Sabine has utilized equal to or greater than 90% of the borrowing base). The ABR is calculated as the greater of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 0.50%, or (c) Eurodollar rate on such day (or if such day is not a business day, the immediately preceding business day) plus 1.5%. The Company elects the basis of the interest rate at the time of each borrowing. In addition, Sabine pays a commitment fee of 0.50% under the Credit Facility (quarterly in arrears) for the amount that the aggregate commitments exceed borrowings under the Credit Facility. Effective April 2, 2014, the applicable margin for the Eurodollar rate was amended and reduced to 1.50% (for periods in which Sabine has utilized less than 30% of the borrowing base) and 2.50% (for periods in which Sabine has utilized equal to or greater than 90% of the borrowing base).

        Under the Credit Facility, the Company may request letters of credit, provided that the borrowing base is not exceeded or will not be exceeded as a result of issuance of the letter of credit. There were no outstanding letters of credit on September 30, 2014 or December 31, 2013.

        The Credit Facility requires the Company to comply with certain financial covenants to maintain (a) a current ratio, defined as a ratio of consolidated current assets (including the unused amount of the total commitments under the Credit Facility, but excluding noncash assets under ASC 815, Derivatives and Hedging), to consolidated current liabilities (excluding noncash obligations under ASC 815 and the current maturities under the Credit Facility, determined at the end of each quarter), of not less than 1.0 to 1.0; (b) an interest coverage ratio at the end of each quarter defined as a ratio of EBITDA (as such terms are defined in the Credit Facility) for the period of four fiscal quarters then ending to interest expense for such period of not less than 2.5 to 1.0.

        In addition, the Credit Facility contains covenants that restrict, among other things, the Company's ability to incur other indebtedness, create liens, or sell its assets; merge with other entities; pay dividends; enter into hedging agreements; and make certain investments.

        At September 30, 2014 and December 31, 2013, Sabine was in compliance with its financial debt covenants under the Credit Facility.

Term Loan Agreement

        The Company entered into a $500 million term loan agreement on December 14, 2012 with a maturity date of April 7, 2018. On January 23, 2013, the syndication was completed with an additional funding of $150 million bringing the outstanding balance to $650 million as of September 30, 2014. Proceeds from the Term Loan were used to acquire oil and gas properties in December 2012 and repay borrowings under the Credit Facility in the first quarter of 2013.

        Borrowings made under the Term Loan are subordinate to the liens and security interests securing the Credit Facility.

        Interest on borrowings under the Term Loan accrues at variable interest rates at either a Eurodollar rate or an alternate base rate (ABR). Effective with the close of the syndicate in January

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

5. Long Term Debt (Continued)

2013, the Eurodollar rate is calculated as London Interbank Offered Rate (LIBOR) with a floor of 1.25%, plus an applicable margin of 7.50%. The Company elects the basis of the interest rate at the time of each borrowing. The weighted average interest rate incurred on this indebtedness for the three and nine months ended September 30, 2014 was 8.75%. The weighted average interest rate incurred on this indebtedness for the three and nine months ended September 30, 2013 was 8.75% and 8.83%, respectively.

6. Member's Capital

Common Units

        The Company is authorized to issue one class of units to be designated as "Common Units". The units are not represented by certificates. All Common Units are issued at a price equal to $1,000 per unit.

Incentive Units

        In addition to common units, Holdings established an incentive plan which provides for incentive units which have been issued to certain of the Company's directors, officers and employees. The incentive units have no voting rights and participate only upon liquidation events meeting certain requisite financial thresholds. No compensation expense related to the incentive units has been recognized by the Company as the occurrence of a liquidation event is not considered probable, and thus the value of the incentive, if any, cannot be determined.

7. Statement of Cash Flows

        During the nine months ended September 30, 2014, the Company's noncash investing and financing activities consisted primarily of the following transactions:

  •
  Recognition of an asset retirement obligation for the plugging and abandonment costs related to the Company's oil and natural gas properties valued at $0.6 million.

  •
  Accrued and payable capital expenditures as of September 30, 2014 were $116.8 million.

  •
  Accrued debt issuance costs as of September 30, 2014 were $1.4 million.

        During the nine months ended September 30, 2013, the Company's noncash investing and financing activities consisted primarily of the following transactions:

  •
  Recognition of an asset retirement obligation for the plugging and abandonment costs related to the Company's oil and natural gas properties valued at $0.5 million.

  •
  Accrued and payable capital expenditures as of September 30, 2013 were $80.0 million.

8. Derivative Financial Instruments

        The Company is exposed to risks associated with unfavorable changes in the market price of oil and natural gas as a result of the forecasted sale of its production and uses derivative instruments to hedge or reduce its exposure to certain of these risks. For these derivative instruments, the Company

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

8. Derivative Financial Instruments (Continued)

did not elect hedge accounting for accounting purposes and, accordingly, recorded the net change in the mark-to-market valuation of these derivative instruments in the Condensed Consolidated Statements of Operations.

        All of Sabine's derivative instruments serve as economic hedges and are recorded at fair value with gains and losses recognized immediately in earnings. These marked-to-market adjustments will produce a degree of earnings volatility that can be significant from period to period, but such adjustments will have no cash flow impact relative to changes in market prices. The impact to cash flow occurs upon settlement of the underlying contract.

        Throughout the nine months ended September 30, 2014, the Company has executed derivative contracts as market conditions allowed in order to economically hedge anticipated future cash flows from oil and natural gas producing activities. These include both oil and natural gas fixed-price swap agreements covering certain portions of anticipated 2014 and 2015 production volumes. Additionally, the Company executed option contracts including purchased and written oil and natural gas call agreements, as well as purchased and written oil and natural gas put agreements, covering certain portions of anticipated 2014 and 2015 oil and natural gas production. No material premiums were recognized as a result of these option agreements. None of the fixed-price swap or option contracts were designated for hedge accounting, with all mark to market changes in fair value recognized currently in earnings. See the table below for specific volume, timing, and pricing details regarding Sabine's outstanding trade positions.

        Additionally, prior to the nine months ended September 30, 2014, the Company purchased natural gas puts, wrote oil and natural gas calls, and wrote oil and natural gas puts for periods from 2014 through 2016, for which a net premium was recognized. In March 2014, the Company restructured certain sold call contracts for which the Company had previously recognized a premium liability related to 2015 volumes. As a result of this restructuring, the Company released $4.4 million of premium liability into earnings, recognized in "Gain (loss) on derivative instruments" on the Condensed Consolidated Statement of Operations for the nine months ended September 30, 2014. The net unamortized premium included in short term and long term derivative liabilities is $5.3 million and $1.2 million, respectively, at September 30, 2014. See the table below for specific volume, timing, and pricing details regarding Sabine's derivative positions.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

8. Derivative Financial Instruments (Continued)

        The following swaps and options were outstanding with associated notional volumes and contracted swap, floor, and ceiling prices that represent hedge weighted average prices for the index specified as of September 30, 2014:

Natural Gas
			Weighted Average Prices
Settlement Period	Derivative Instrument	Notional Amount	Swap	Sub Floor	Floor	Ceiling
		(Mmbtu)	($/Mmbtu)
2014	Swap	5,336,000	$4.04	$—	$—	$—
2014	Swap with sub floor	1,564,000	$3.99	$3.25	$—	$—
2014	Three-way collar	5,520,000	$—	$3.25	$4.50	$4.50
2015	Swap	20,075,000	$4.11	$—	$—	$—
2015	Swap with sub floor	21,900,000	$4.25	$3.70	$—	$—
2016	Sold Call	21,960,000	$—	$—	$—	$5.00

Oil
			Weighted Average Prices
		Notional Amount
Settlement Period	Derivative Instrument		Swap	Sub Floor	Floor	Ceiling
		(Bbl)	($/Bbl)
2014	Swap	521,180	$92.46	$—	$—	$—
2014	Swap with sub floor	30,820	$89.13	$70.00	$—	$—
2015	Swap	1,841,350	$90.18	$—	$—	$—
2015	Swap with sub floor	339,450	$89.50	$73.47	$—	$—

        Effective November 6, 2014, the Company executed additional natural gas swap agreements on 930,000 Mmbtu of anticipated 2014 production, swap agreements on 15,695,000 Mmbtu of anticipated 2015 production and written put agreements on 15,695,000 Mmbtu of anticipated 2015 production.

        The Company recorded a short term and a long term derivative asset of $12.8 million and $1.4 million, respectively, and a short term and a long term derivative liability of $5.3 million and $3.9 million, respectively, related to the fair value of the derivative instrument's prices on related volumes as of September 30, 2014.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2014	2013	2014	2013
	(in thousands)		(in thousands)
Gain (loss) on derivative instruments	$37,430	$(944)	$(1,611)	$7,777

        For the three months ended September 30, 2014 and 2013 Sabine paid $2.5 million and received $11.3 million, respectively, on settlements of derivatives. Sabine paid $17.4 million and received $34.0 million on settlements of derivatives in the nine months ended September 30, 2014 and 2013, respectively.

        Sabine's derivative contracts are executed with counterparties under certain master netting agreements that allow the Company to offset assets due from, and liabilities due to, the counterparties.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

8. Derivative Financial Instruments (Continued)

The table below presents the carrying value of Sabine's derivative assets and liabilities both before and after the impact of such netting agreements on the Condensed Consolidated Balance Sheets as of September 30, 2014 and December 31, 2013:

	Derivative Assets
		September 30, 2014	December 31, 2013
		(in thousands) Fair Value
Current assets	Derivative Instruments	$19,180	$15,859
Current liabilities(1)	Derivative Instruments	—	2,826

Total current asset fair value		19,180	18,685
Other assets	Derivative Instruments	2,317	6,488
Long term liabilities(1)	Derivative Instruments	2,028	223

Total long term asset fair value		4,345	6,711
Less: Counterparty set-off		(9,285)	(13,258)

Total derivative asset net fair value		$14,240	$12,138

	Derivative Liabilities
		September 30, 2014	December 31, 2013
		(in thousands) Fair Value
Current liabilities	Derivative Instruments	$(5,293)	$(14,451)
Current assets(1)	Derivative Instruments	(6,361)	(8,052)

Total current liability fair value		(11,654)	(22,503)
Long term liabilities	Derivative Instruments	(5,928)	(11,496)
Other assets(1)	Derivative Instruments	(895)	(2,156)

Total long term liability fair value		(6,823)	(13,652)
Less: Counterparty set-off		9,285	13,258

Total derivative liability net fair value		$(9,192)	$(22,897)

(1)
Impact of counterparty right of set-off for derivative instruments subject to certain master netting agreements.

        At September 30, 2014, and December 31, 2013, none of the Company's outstanding derivatives contained credit-risk related contingent features that would result in a material adverse impact to Sabine upon any change in the Company's credit ratings.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

9. Fair Value Measurements

        As discussed in Note 8, the Company utilizes derivative instruments to hedge against the variability in cash flows associated with the forecasted sale of its anticipated future oil and natural gas production. The Company generally hedges a substantial, but varying, portion of anticipated natural gas production for the next 12 to 60 months. These derivatives are carried at fair value on the Condensed Consolidated Balance Sheets.

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs.

        The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

        The three levels of the fair value hierarchy are as follows:

        Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

        Level 2—Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, basis swaps, options, and collars.

        Level 3—Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

        The following table sets forth, by level, within the fair value hierarchy, the Company's financial assets and liabilities that were accounted for at fair value as of September 30, 2014 and December 31, 2013. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

9. Fair Value Measurements (Continued)

particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Recurring Fair Value Measurements
	Level 1	Level 2	Level 3	Total
	(in millions)
As of September 30, 2014
Derivative Assets	$—	$14.2	$—	$14.2
Derivative Liabilities	—	(9.2)	—	(9.2)

Total	$—	$5.0	$—	$5.0

	Level 1	Level 2	Level 3	Total
As of December 31, 2013
Derivative Assets	$—	$12.1	$—	$12.1
Derivative Liabilities	—	(22.9)	—	(22.9)

Total	$—	$(10.8)	$—	$(10.8)

        The Company's financial assets and liabilities consist solely of the derivative assets and liabilities also disclosed in table in Note 8. Derivatives listed above include commodity swaps, basis swaps, put and call options that are carried at fair value. The fair value amounts on the Condensed Consolidated Balance Sheets associated with the Company's derivatives resulted from Level 2 fair value methodologies, that is, the Company is able to value the assets and liabilities based on observable market data for similar instruments. The amounts above include the impact of netting assets and liabilities with counterparties with which the right of offset exists.

        The observable data includes the forward curve for commodity prices and interest rates based on quoted markets prices and prospective volatility factors related to changes in commodity prices, as well as the impact of the Company's non-performance risk of the counterparties which is derived using credit default swap values.
        The Company measures fair value of its long term debt based on a Level 2 methodology using quoted market prices with consideration given to the effect of the Company's credit risk. The carrying value of the Company's Credit Facility and Term Loan approximate fair value based on current rates applicable to similar instruments. The following table outlines the fair value of the 2017 Notes as of September 30, 2014 and December 31, 2013:

	September 30, 2014	December 31, 2013
	(in thousands)
2017 Senior Notes
Carrying Value	$348,511	$348,040
Fair Value	$329,074	$327,698

        Sabine utilizes fair value on a non-recurring basis to perform impairment tests as required on the Company's inventory, property, plant and equipment, goodwill and intangible assets. No impairment

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

9. Fair Value Measurements (Continued)

charge for gas gathering and processing equipment was recorded in the three months ended September 30, 2014. In the nine months ended September 30, 2014, the Company recorded impairment charges for gas gathering and processing equipment of $1.7 million based on expected present value and estimated future cash flows using current volume throughput and pricing assumptions. No impairment charge for gas gathering and processing equipment was recorded in the three and nine months ended September 30, 2013. Additionally, no impairment charges related to the write-down of carrying value of certain sizes of casing inventory was recorded in each of the three and nine months ended September 30, 2014 and 2013. Assets and liabilities acquired in business combinations are recorded at their fair value as of the date of acquisition (Note 4). The inputs used to determine such fair value are primarily based upon internally developed cash flow models and would generally be classified as Level 3. Additionally, the Company uses fair value to determine the inception value of the Company's asset retirement obligations. The inputs used to determine such fair value are primarily based upon costs incurred historically for similar work, as well as estimates for costs that would be incurred to restore leased property to the contractually stipulated condition, and would generally be classified as Level 3.

10. Commitments and Contingencies

        From time to time, the Company may be a plaintiff or defendant in a pending or threatened legal proceeding arising in the normal course of its business. All known liabilities are accrued when probable and reasonably estimable based on the Company's best estimate of the potential loss. While the outcome and impact of currently pending legal proceedings cannot be predicted with certainty, the Company's management and legal counsel believe that the resolution of these proceedings through settlement or adverse judgment will not have a material adverse effect on the Company's consolidated operating results, financial position or cash flows.

        Following the May 6, 2014 announcement of the proposed Transactions, six putative class action lawsuits were filed by Forest Oil shareholders in the Supreme Court of the State of New York, County of New York, alleging breaches of fiduciary duty by the directors of Forest Oil and aiding and abetting of those breaches of fiduciary duty by Sabine entities in connection with the proposed Transactions. By order, dated July 8, 2014, the six New York cases were consolidated for all purposes under the caption In re Forest Oil Corporation Shareholder Litigation, Index No. 651418/2014. On July 17, 2014, plaintiffs in the consolidated New York action filed a Consolidated Class Action Complaint (the "Consolidated Complaint"). The Consolidated Complaint seeks to certify a plaintiff class consisting of all holders of Forest Oil common stock other than the defendants and their affiliates. The defendants named in these actions include the directors of Forest Oil (Patrick R. McDonald, James H. Lee, Dod A. Fraser, James D. Lightner, Loren K. Carroll, Richard J. Carty, and Raymond. I. Wilcox), as well as Sabine and certain of its affiliates (specifically, Sabine Oil & Gas LLC, Sabine Investor Holdings LLC, Sabine Oil & Gas Holdings LLC, and Sabine Oil & Gas Holdings II LLC). The Consolidated Complaint also purports to identify FR XI Onshore AIV, L.L.C. as a defendant, but no causes of action are alleged as against that entity.

        The Consolidated Complaint alleges that the proposed Transactions arise out of a series of unlawful actions by the board of directors of Forest Oil seeking to ensure that Sabine and affiliates of First Reserve Corporation ("First Reserve") acquire the assets of, and take control over, Forest Oil

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

10. Commitments and Contingencies (Continued)

through an alleged "three-step merger transaction" that allegedly does not represent a value-maximizing transaction for the shareholders of Forest Oil. The Consolidated Complaint also complains that the proposed Transactions have been improperly restructured to require only a majority vote of current Forest Oil shareholders to approve the combination with Sabine, rather than a two-thirds majority as would have been required under the original transaction structure. The Consolidated Complaint additionally alleges that members of Forest Oil's board, as well as Forest Oil's financial advisor for the proposed Transactions, are subject to conflicts of interest that compromise their loyalty to Forest Oil's shareholders, that the defendants have improperly sought to "lock up" the proposed Transactions with certain inappropriate "deal protection devices" that impede Forest Oil from pursuing superior potential transactions with other bidders.

        The Consolidated Complaint asserts causes of action against the directors of Forest Oil for breaches of fiduciary duty and violations of the New York Business Corporation Law, as well as a cause of action against the Sabine defendants for aiding and abetting the directors' breaches of duty and violations of law, and it seeks preliminary and permanent injunctive relief to enjoin consummation of the proposed Transactions or, in the alternative, rescission and/or rescissory and other damages in the event that the proposed Transactions are consummated before the lawsuit is resolved.

        In addition to these New York proceedings, one putative class action lawsuit has been filed by Forest Oil shareholders in the United States District Court for the District of Colorado. That action, captioned Olinatz v. Forest Oil Corp., No. 1:14-cv-01409-MSK-CBS, was commenced on May 19, 2014, and plaintiffs filed an Amended Complaint (the "Olinatz Complaint") on June 13, 2014. The Olinatz Complaint also alleges breaches of fiduciary duty by the directors of Forest Oil and aiding and abetting of those breaches of fiduciary duty by the Sabine defendants in connection with the proposed Transactions, as well as related claims alleging violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, and Securities and Exchange Commission Rule 14a-9 promulgated thereunder, in connection with alleged misstatements in a Form S-4 Registration Statement filed by Forest Oil on May 29, 2014, which recommends that Forest Oil shareholders approve the proposed Transactions. The Olinatz Complaint names as defendants Forest Oil and certain of its affiliates (specifically, Forest Oil Corporation, New Forest Oil Inc., and Forest Oil Merger Sub Inc.), the directors of Forest Oil (Patrick R. McDonald, James H. Lee, Dod A. Fraser, James D. Lightner, Loren K. Carroll, Richard J. Carty, and Raymond. I. Wilcox), and Sabine and certain of its affiliates (specifically, Sabine Oil & Gas LLC, Sabine Investor Holdings LLC, Sabine Oil & Gas Holdings LLC, and Sabine Oil & Gas Holdings II LLC), and seeks preliminary and permanent injunctive relief to enjoin consummation of the proposed Transactions or, in the alternative, rescission in the event that the proposed Transactions are consummated before the lawsuit is resolved, as well as imposition of a constructive trust on any alleged benefits improperly received by defendants.

        On October 14, 2014, on motion by the Colorado plaintiffs, the Court in the Colorado action entered an order directing the Clerk of the Court to administratively close the action, subject to reopening on good cause shown.

        On November 11, 2014, the defendants reached an agreement in principle with plaintiffs in the New York action regarding a settlement of that action, and that agreement is reflected in a memorandum of understanding executed by the parties on that date. The settlement, if consummated, will also resolve the Colorado action. In connection with the settlement contemplated by the

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

10. Commitments and Contingencies (Continued)

memorandum of understanding, Forest Oil agreed to make certain additional disclosures related to the proposed transaction with Sabine, which are contained in Forest Oil's November 12, 2014 Form 8-K, and Sabine agreed that, within 120 days after the closing of the proposed combination transaction, Sabine Investor Holdings LLC will designate for a period of no less than three (3) years at least one additional independent director, as defined in Section 303A.02 of the New York Stock Exchange Listed Company Manual, as a Sabine Nominee (as defined in Section 1.4 of the Amended and Restated Agreement and Plan of Merger). The total number of Sabine Nominees will remain unchanged, but at least one of the remaining two Sabine Nominees that have not yet been determined will be independent. The memorandum of understanding contemplates that the parties will enter into a stipulation of settlement.

        The stipulation of settlement will be subject to customary conditions, including court approval. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the New York Court will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the proposed combination transaction, the Amended and Restated Agreement and Plan of Merger, the merger agreement originally entered into by Sabine Investor Holdings LLC, Forest Oil, New Forest Oil Inc. and certain of their affiliated entities on May 5, 2014, any disclosure made in connection therewith, including in the Definitive Proxy Statement, and all other matters that were the subject of the complaint in the New York action, pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. In addition, in connection with the settlement, the parties contemplate that the parties shall negotiate in good faith regarding the amount of attorneys' fees and expenses that shall be paid to plaintiffs' counsel in connection with the Actions. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the New York Court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. At this time, the Company is unable to guarantee the potential outcome of this litigation or the ultimate exposure.

        In addition, Holdings has entered into a Committed Oilfield Services Agreement (the "Services Agreement") with Nabors, which grants Nabors service contracts with revenues of no less than 20% and 75% of the Company's gross spend on hydraulic fracturing services and drilling and directional services, respectively, through December 13, 2016. If at any yearly anniversary of the execution of the Services Agreement, Sabine has failed to meet the revenue commitment for the previous 12-month period and Nabors has complied with its service obligations under the Services Agreement, Holdings may be required to pay Nabors an amount equal to the revenue shortfall multiplied by 40%, which would likely result in Holdings requesting that the Company settle such obligations. For the annual period ended December 31, 2013, the Company recognized a shortfall and penalty amount due to Nabors under the terms of the services agreement of $1.7 million which is included in "Accrued operating expenses and other" liabilities on the Condensed Consolidated Balance Sheets and "Other income (expense)" on the Condensed Consolidated Statements of Operations for the year ended December 31, 2013 and was paid in January 2014.

        As part of Sabine's ongoing operations, since inception the Company has contracted with affiliates of Nabors to secure drilling rigs and other services for the oil and natural gas well activity the

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sabine Oil & Gas LLC

Notes to Condensed Consolidated Financial Statements (Continued)

10. Commitments and Contingencies (Continued)

Company has undertaken. Amounts paid to affiliates of Nabors under these agreements totaled $37.6 million and $14.6 million for the three months ended September 30, 2014 and 2013, respectively, and $87.7 million and $34.4 million for the nine months ended September 30, 2014 and 2013, respectively. The Company recognized a liability on the Condensed Consolidated Balance Sheets as of September 30, 2014 and December 31, 2013 of $4.6 million and $8.5 million, respectively, for these services which are reflected in "Accounts payable—trade" and "Accrued exploration and development" balances on the Condensed Consolidated Balance Sheets.

        As of September 30, 2014 total future commitments relating to the Company's secured rig and servicing contracts were $57.4 million over the next five years.

        During 2014, the Company executed ten year gas and condensate gathering agreements for the transportation and processing of natural gas and condensate, covering certain properties in South Texas with contractually obligated annual minimum volume commitments to deliver a cumulative 88.5 Bcfe of gas and 5,150 MBbl of condensate by September 22, 2024. The gathering and transportation rates under these contracts are considered by management to be consistent with competitive market rates of other service providers. Under the terms of the agreements, the Company is required to make annual deficiency payments for any shortfalls in delivering the minimum annual volumes under these commitments beginning in the third quarter of 2015, which shall be partially offset by then-existing credit balances for production in excess of minimum commitments, if any. As of September 30, 2014, the Company has no material shortfall related to these contracts; however, as the Company continues to execute its development plan for these and other oil and gas assets, it could experience insufficient future production from the applicable assets and dedicated area to meet its transportation and processing commitments.

11. Subsequent Events

        Management has evaluated subsequent events through November 12, 2014, which represents the date the condensed consolidated financial statements were issued. There were no subsequent events other than those discussed under Recent Developments in Note 1, the redetermination and borrowings subsequent to September 30, 2014 discussed in Note 5, additional natural gas swap and written put agreements discussed in Note 8 and the agreement reached with certain plaintiffs on November 11, 2014 discussed in Note 10.

PART I—FINANCIAL INFORMATION

Item 1.    FINANCIAL STATEMENTS

FOREST OIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In Thousands, Except Share Amounts)

	September 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$823	$66,192
Accounts receivable	38,306	35,654
Derivative instruments	8,033	5,192
Other current assets	6,203	6,756

Total current assets	53,365	113,794
Property and equipment, at cost:
Oil and natural gas properties, full cost method of accounting:
Proved, net of accumulated depletion of $8,722,987 and $8,460,589	663,853	753,079
Unproved	46,840	53,645

Net oil and natural gas properties	710,693	806,724
Other property and equipment, net of accumulated depreciation and amortization of $45,892 and $50,058	6,199	11,845

Net property and equipment	716,892	818,569
Deferred income taxes	3,203	2,230
Goodwill	134,434	134,434
Derivative instruments	1,134	400
Other assets	18,457	48,525

Total assets	$927,485	$1,117,952

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$157,672	$141,107
Accrued interest	13,244	6,654
Derivative instruments	563	4,542
Deferred income taxes	3,203	2,230
Other current liabilities	4,976	12,201

Total current liabilities	179,658	166,734
Long-term debt	813,155	800,179
Asset retirement obligations	20,487	22,629
Derivative instruments	601	—
Other liabilities	61,620	73,941
Total liabilities	1,075,521	1,063,483
Shareholders' equity (deficit):
Preferred stock, none issued and outstanding		—
Common stock, 119,374,111 and 119,399,983 shares issued and outstanding	11,937	11,940
Capital surplus	2,560,353	2,554,997
Accumulated deficit	(2,711,639)	(2,502,070)
Accumulated other comprehensive loss	(8,687)	(10,398)

Total shareholders' equity (deficit)	(148,036)	54,469

Total liabilities and shareholders' equity (deficit)	$927,485	$1,117,952

See accompanying Notes to Condensed Consolidated Financial Statements.

FOREST OIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In Thousands, Except Per Share Amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Revenues:
Oil, natural gas, and natural gas liquids sales	$62,053	$118,028	$186,616	$352,856
Interest and other	2	166	1,068	326

Total revenues	62,055	118,194	187,684	353,182
Costs, expenses, and other:
Lease operating expenses	14,449	19,245	43,254	59,616
Production and property taxes	1,266	4,667	7,231	11,912
Transportation and processing costs	2,228	2,790	7,122	9,168
General and administrative	5,951	9,765	22,451	42,893
Depreciation, depletion, and amortization	20,921	43,973	62,639	136,320
Ceiling test write-down of oil and natural gas properties	127,445	—	204,621	—
Interest expense	15,882	29,519	47,631	95,039
Realized and unrealized (gains) losses on derivative instruments, net	(24,139)	5,533	353	(497)
Other, net	5,010	1,075	4,356	31,488

Total costs, expenses, and other	169,013	116,567	399,658	385,939
Earnings (loss) before income taxes	(106,958)	1,627	(211,974)	(32,757)
Income tax benefit	(1,113)	(587)	(2,405)	(462)

Net earnings (loss)	$(105,845)	$2,214	$(209,569)	$(32,295)

Basic earnings (loss) per common share	$(.90)	$.02	$(1.79)	$(.28)

Diluted earnings (loss) per common share	$(.90)	$.02	$(1.79)	$(.28)

See accompanying Notes to Condensed Consolidated Financial Statements.

FOREST OIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(In Thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net earnings (loss)	$(105,845)	$2,214	$(209,569)	$(32,295)
Other comprehensive income:
Defined benefit postretirement plans—actuarial losses, net of tax	1,364	343	1,711	1,030

Total other comprehensive income	1,364	343	1,711	1,030

Total comprehensive income (loss)	$(104,481)	$2,557	$(207,858)	$(31,265)

See accompanying Notes to Condensed Consolidated Financial Statements.

FOREST OIL CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

(Unaudited)

(In Thousands)

	Common Stock				Accumulated Other Comprehensive Loss	Total Share-holders' Equity (Deficit)
			Capital Surplus	Accumulated Deficit
	Shares	Amount
Balances at December 31, 2013	119,400	$11,940	$2,554,997	$(2,502,070)	$(10,398)	$54,469
Employee stock purchase plan	111	11	146	—	—	157
Restricted stock issued, net of forfeitures	106	12	(12)	—	—	—
Amortization of stock-based compensation	—	—	5,887	—	—	5,887
Other, net	(243)	(26)	(665)	—	—	(691)
Net loss	—	—	—	(209,569)	—	(209,569)
Other comprehensive income	—	—	—	—	1,711	1,711

Balances at September 30, 2014	119,374	$11,937	$2,560,353	$(2,711,639)	$(8,687)	$(148,036)

See accompanying Notes to Condensed Consolidated Financial Statements.

FOREST OIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In Thousands)

	Nine Months Ended September 30,
	2014	2013
Operating activities:
Net loss	$(209,569)	$(32,295)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion, and amortization	62,639	136,320
Deferred income tax	(1,112)	—
Unrealized (gains) losses on derivative instruments, net	(6,952)	22,076
Ceiling test write-down of oil and natural gas properties	204,621	—
Stock-based compensation expense	3,747	7,276
Loss on debt extinguishment	—	25,223
Gain on asset dispositions, net	(21,391)	—
Other, net	1,688	3,710
Changes in operating assets and liabilities:
Accounts receivable	2,170	2,202
Other current assets	526	5,896
Accounts payable and accrued liabilities	(22,122)	15,494
Accrued interest and other	27,383	(1,917)

Net cash provided by operating activities	41,628	183,985
Investing activities:
Capital expenditures for property and equipment:
Exploration, development, and leasehold acquisition costs	(168,637)	(290,923)
Other property and equipment	(4,835)	(1,266)
Proceeds from sales of assets	27,222	370,437

Net cash (used) provided by investing activities	(146,250)	78,248
Financing activities:
Proceeds from bank borrowings	82,000	457,000
Repayments of bank borrowings	(69,000)	(407,000)
Redemption of senior notes	—	(321,327)
Change in bank overdrafts	27,249	11,117
Other, net	(996)	(958)

Net cash provided (used) by financing activities	39,253	(261,168)

Net (decrease) increase in cash and cash equivalents	(65,369)	1,065
Cash and cash equivalents at beginning of period	66,192	1,056

Cash and cash equivalents at end of period	$823	$2,121

Cash paid during the period for:
Interest (net of capitalized amounts)	$38,337	$89,753
Income taxes (net of refunded amounts)	(21,311)	(736)
Non-cash investing activities:
Increase (decrease) in accrued capital expenditures	$902	$(6,290)

See accompanying Notes to Condensed Consolidated Financial Statements.

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(1) ORGANIZATION AND BASIS OF PRESENTATION

Organization

        Forest Oil Corporation is an independent oil and gas company engaged in the acquisition, exploration, development, and production of oil, natural gas, and natural gas liquids ("NGLs") primarily in North America. Forest was incorporated in New York in 1924, as the successor to a company formed in 1916, and has been a publicly held company since 1969. Forest holds assets in several exploration and producing areas in the United States and has exploratory and development interests in one other country. Unless the context indicates otherwise, the terms "Forest," the "Company," "we," "our," and "us," as used in this Quarterly Report on Form 10-Q, refer to Forest Oil Corporation and its subsidiaries.

Basis of Presentation

        The Condensed Consolidated Financial Statements included herein are unaudited and include the accounts of Forest and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated. In the opinion of management, all adjustments, which are of a normal recurring nature, have been made that are necessary for a fair presentation of the financial position of Forest at September 30, 2014, and the results of its operations, its comprehensive income (loss), its cash flows, and changes in its shareholders' equity (deficit) for the periods presented. Interim results are not necessarily indicative of expected annual results because of various factors including the impact of fluctuations in the prices of oil, natural gas, and NGLs and the impact the prices have on Forest's revenues and the fair values of its derivative instruments.

        In the course of preparing the Condensed Consolidated Financial Statements, management makes various assumptions, judgments, and estimates to determine the reported amounts of assets, liabilities, revenues, and expenses, and in the disclosures of commitments and contingencies. Changes in these assumptions, judgments, and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ from amounts previously established.

        The more significant areas requiring the use of assumptions, judgments, and estimates relate to volumes of oil, natural gas, and NGL reserves used in calculating depletion, the amount of future net revenues used in computing the ceiling test limitations, and the amount of future capital costs and abandonment obligations used in such calculations, assessing investments in unproved properties and goodwill for impairment, determining the need for and the amount of deferred tax asset valuation allowances, and estimating fair values of financial instruments, including derivative instruments.

        For a more complete understanding of Forest's operations, financial position, and accounting policies, reference is made to the consolidated financial statements of Forest, and related notes thereto, included in Forest's Annual Report on Form 10-K/A for the year ended December 31, 2013, previously filed with the Securities and Exchange Commission ("SEC").

Pending Merger

        On May 5, 2014, Forest entered into an Agreement and Plan of Merger with Sabine Oil & Gas LLC ("Sabine"), under which Forest and Sabine will combine their businesses in an all-stock transaction. This agreement was amended on July 9, 2014 primarily to change the structure of the transaction, in which Forest now will be the surviving entity. The revised transaction structure does not

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(1) ORGANIZATION AND BASIS OF PRESENTATION (Continued)

change the economic terms of the transaction. Under the terms of the amended merger agreement, the owners of Sabine will contribute their interests in Sabine to Forest in exchange for Forest common and preferred stock. Upon closing of the combination transaction, Forest's shareholders will own common shares that represent an approximate 26.5% economic interest in the combined company and approximately 20% of the total voting power, and Sabine's equity holders will own common shares and preferred shares that represent an approximate 73.5% economic interest and approximately 80% of the total voting power in the combined company. The combined entity will change its name to Sabine Oil & Gas Corporation and be headquartered in Houston. Consummation of the transaction is subject to approval by Forest shareholders, regulatory approvals, and other customary closing conditions. In late October 2014, Forest commenced mailing definitive proxy materials and scheduled a special meeting of shareholders for November 20, 2014, to consider and vote on the proposed merger agreement with Sabine. Forest shareholders of record at the close of business on October 3, 2014, the record date, are entitled to notice of, and to vote at, the Forest special meeting.

        In connection with entering into the amended merger agreement, Forest also adopted a shareholder rights agreement (the "Rights Agreement"), and on July 10, 2014 declared a dividend of one preferred share purchase right (a "Right") on each outstanding share of Forest's common stock. This dividend was issued on July 21, 2014. Each Right allows its holder to purchase from Forest one one-hundredth of a share of Series A Junior Participating Preferred Stock for $10, once the Rights become exercisable. This portion of a preferred share will give the shareholder approximately the same dividend and liquidation rights as would one Forest common share. Prior to exercise, the Rights do not give their holders any dividend, voting, or liquidation rights. The Rights will expire on December 31, 2014.

        The Rights will not be exercisable until ten days after the public announcement that a person or group has become an "Acquiring Person" by obtaining "beneficial ownership" (as defined in the Rights Agreement) of 5% or more of Forest's outstanding common shares; provided that a stockholder will not become an "Acquiring Person" if such stockholder certifies to Forest that (i) such stockholder, together with all affiliates and associates of such stockholder, does not and will not at any time prior to December 31, 2014 own or have any beneficial interest in any transaction, security, or derivative or synthetic arrangements having the characteristics of a "short" position in or with respect to any Forest indebtedness or that would increase in value as a result of a decline in the value of any Forest indebtedness or decline in Forest's credit rating and (ii) such stockholder will continue to satisfy clause (i) for so long as the Rights would otherwise become exercisable. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $10, purchase common shares of Forest with a market value of $20, based on the market price of Forest's common shares prior to such acquisition. If Forest is later acquired in a merger or similar transaction after the Distribution Date (as defined in the Rights Agreement), all holders of Rights except the Acquiring Person may, for $10, purchase shares of the acquiring corporation with a market value of $20, based on the market price of the acquiring corporation's stock prior to such transaction.

        The Rights Agreement is intended to prevent persons from acquiring beneficial ownership of 5% or more of Forest's common stock or, for investors that owned in excess of 5% as of July 10, 2014, from increasing their beneficial ownership, but only to the extent such a person has a "short" equivalent position with respect to Forest's debt. This is to prevent certain hedge funds from rejecting

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(1) ORGANIZATION AND BASIS OF PRESENTATION (Continued)

the proposed transaction in order to profit from their short positions in Forest's debt (and similar derivative positions).

Going Concern and Management's Plan

        The financial statements included in this Form 10-Q have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. At December 31, 2014, the ratio of Forest's total debt to EBITDA likely will exceed the maximum allowed under the credit facility unless Forest undertakes certain mitigating actions. Absent such actions, a resultant breach of the financial covenant could cause a default under the credit facility, potentially resulting in an acceleration of all amounts outstanding under the credit facility as well as the senior unsecured notes due 2019 and 2020. As of September 30, 2014, Forest had $13.0 million outstanding under the credit facility and $800.0 million in principal amount outstanding under the notes.

        The Company obtained amendments to the credit facility as recently as September 2013 and March 2014 in order to avoid breaching the debt to EBITDA covenant. Forest believes that it could seek, and the lenders under the credit facility would provide, another amendment, or a waiver, of the covenant. Failing an amendment or waiver, Forest believes it could sell assets to avoid breaching the financial covenant. Alternatively, Forest could obtain a new credit facility or other sources of financing, although any such alternative source of financing likely would be at higher cost than the credit facility. Forest has not undertaken any of these actions because of the pending transaction with Sabine which, if completed by year end, will result in a termination of the credit facility before any breach of the debt-to-EBITDA covenant occurs. If the combination transaction with Sabine is not completed by year end, Forest may yet undertake some or all of these actions, though there is no assurance Forest could complete any such actions as each involves factors that are outside its control. However, inasmuch as Forest did not obtain a waiver or amendment to the bank credit facility or pursue alternative sources of financing, it was determined that as of October 1, 2014, the date Forest filed the Form 10-K/A, there existed substantial doubt as to Forest's ability to continue as a going concern through December 31, 2014.

(2) EARNINGS (LOSS) PER SHARE

        Basic earnings (loss) per share is computed using the two-class method by dividing net earnings (loss) attributable to common stock by the weighted average number of common shares outstanding during each period. The two-class method of computing earnings (loss) per share is required to be used since Forest has participating securities. The two-class method is an earnings allocation formula that determines earnings (loss) per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Holders of restricted stock issued under Forest's stock incentive plans have the right to receive non-forfeitable cash and certain non-cash dividends, participating on an equal basis with common stock. Holders of phantom stock units issued to directors under Forest's stock incentive plans also have the right to receive non-forfeitable cash and certain non-cash dividends, participating on an equal basis with

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(2) EARNINGS (LOSS) PER SHARE (Continued)

common stock, while phantom stock units issued to employees do not participate in dividends. Stock options and cash-settled performance units issued under Forest's stock incentive plans do not participate in dividends. Share-settled performance units issued under Forest's stock incentive plans do not participate in dividends in their current form. Holders of these performance units participate in dividends paid during the performance units' vesting period only after the performance units vest and common shares are deliverable under the terms of the performance unit awards. Share-settled performance units may vest with no common shares being deliverable, depending on Forest's shareholder return over the performance units' vesting period in relation to the shareholder returns of specified peers. See Note 3 for more information on Forest's stock-based incentive awards. In summary, restricted stock issued to employees and directors and phantom stock units issued to directors are participating securities, and earnings are allocated to both common stock and these participating securities under the two-class method. However, these participating securities do not have a contractual obligation to share in Forest's losses. Therefore, in periods of net loss, none of the loss is allocated to these participating securities.

        Diluted earnings (loss) per share is computed by dividing net earnings (loss) attributable to common stock by the weighted average number of common shares outstanding during each period, increasing the denominator to include the number of additional common shares that would have been outstanding if the dilutive potential common shares (e.g. stock options, unvested restricted stock, unvested share-settled phantom stock units, and unvested share-settled performance units) had been issued. Additionally, the numerator is also adjusted for certain contracts that provide the issuer or holder with a choice between settlement methods. Diluted earnings per share is computed using the more dilutive of the treasury stock method or the two-class method. Under the treasury stock method, the dilutive effect of potential common shares is computed by assuming common shares are issued for these securities at the beginning of the period, with the assumed proceeds from exercise, which include average unamortized stock-based compensation costs, assumed to be used to purchase common shares at the average market price for the period, and the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) included in the denominator of the diluted earnings per share computation. The number of contingently issuable shares pursuant to the outstanding share-settled performance units is included in the denominator of the computation of diluted earnings per share based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period and if the result would be dilutive. Under the two-class method, the dilutive effect of non-participating potential common shares is determined and undistributed earnings are reallocated between common shares and participating securities. No potential common shares are included in the computation of any diluted per share amount when a net loss exists, as was the case for the three and nine months ended September 30, 2014 and the nine months ended September 30, 2013. Unvested restricted stock grants were not included in the calculation of diluted earnings per share for the three months ended September 30, 2013 as their inclusion would have an antidilutive effect.

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(2) EARNINGS (LOSS) PER SHARE (Continued)

        The following reconciles net earnings (loss) as reported in the Condensed Consolidated Statements of Operations to net earnings (loss) used for computing basic and diluted earnings (loss) per share for the periods presented.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(In Thousands)
Net earnings (loss)	$(105,845)	$2,214	$(209,569)	$(32,295)
Less: net earnings attributable to participating securities	—	(67)	—	—

Net earnings (loss) for basic and diluted earnings (loss) per share	$(105,845)	$2,147	$(209,569)	$(32,295)

        The following reconciles basic weighted average common shares outstanding to diluted weighted average common shares outstanding for the periods presented.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(In Thousands)
Weighted average common shares outstanding during the period for basic earnings (loss) per share	117,378	116,242	117,113	115,979
Dilutive effects of potential common shares	—	—	—	—

Weighted average common shares outstanding during the period, including the effects of dilutive potential common shares, for diluted earnings (loss) per share	117,378	116,242	117,113	115,979

(3) STOCK-BASED COMPENSATION

Stock-based Compensation Plans

        Forest maintains the 2007 Stock Incentive Plan (the "2007 Plan") under which qualified and non-qualified stock options, restricted stock, performance units, phantom stock units, and other awards may be granted to employees, consultants, and non-employee directors of Forest and its subsidiaries. Forest also maintains the 2001 Stock Incentive Plan (the "2001 Plan," and together with the 2007 Plan, the "Plans") under which certain non-qualified stock options remain outstanding, but under which no new awards may be issued.

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(3) STOCK-BASED COMPENSATION (Continued)

Compensation Costs

        The table below sets forth stock-based compensation for the three and nine months ended September 30, 2014 and 2013, and the remaining unamortized amounts and weighted average amortization period as of September 30, 2014.

	Restricted Stock	Performance Units	Phantom Stock Units	Total(1)(2)
	(In Thousands)
Three Months Ended September 30, 2014:
Total stock-based compensation costs	$1,419	$631	$(174)	$1,876
Less: stock-based compensation costs capitalized	(491)	(118)	48	(561)

Stock-based compensation costs expensed	$928	$513	$(126)	$1,315

Nine Months Ended September 30, 2014:
Total stock-based compensation costs	$4,595	$1,231	$429	$6,255
Less: stock-based compensation costs capitalized	(1,894)	(246)	(224)	(2,364)

Stock-based compensation costs expensed	$2,701	$985	$205	$3,891

Unamortized stock-based compensation costs(3)	$4,706	$1,811	$995	$7,512
Weighted average amortization period remaining	1.0 years	1.2 years	1.5 years	1.1 years
Three Months Ended September 30, 2013:
Total stock-based compensation costs	$1,644	$301	$1,762	$3,707
Less: stock-based compensation costs capitalized	(877)	(245)	(828)	(1,950)

Stock-based compensation costs expensed	$767	$56	$934	$1,757

Nine Months Ended September 30, 2013:
Total stock-based compensation costs	$9,089	$3,034	$3,537	$15,660
Less: stock-based compensation costs capitalized	(3,871)	(959)	(1,715)	(6,545)

Stock-based compensation costs expensed	$5,218	$2,075	$1,822	$9,115

(1)
Forest also maintains an employee stock purchase plan (which is not included in the table) under which $.01 million and $.1 million of compensation cost was recognized for the three and nine months ended September 30, 2014, respectively, and $.04 million and $.2 million of compensation cost was recognized for the three and nine months ended September 30, 2013, respectively.

(2)
In connection with the divestiture of the South Texas oil and natural gas properties in the first quarter of 2013, Forest incurred $2.0 million ($1.0 million net of capitalized amounts) in stock-based compensation costs due to accelerated vesting of involuntarily terminated employees' awards. See Note 5 for more information regarding this divestiture.

(3)
The unamortized stock-based compensation costs for liability-based awards are based on the closing price of Forest's common stock at the reporting period end.

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(3) STOCK-BASED COMPENSATION (Continued)

Stock Options

        The following table summarizes stock option activity in the Plans for the nine months ended September 30, 2014.

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value(In Thousands)(1)	Number of Options Exercisable
Outstanding at January 1, 2014	631,206	$17.21	$—	631,206
Granted	—	—
Exercised	—	—	—
Cancelled	(267,274)	14.31

Outstanding at September 30, 2014	363,932	$19.34	$—	363,932

(1)
The intrinsic value of a stock option is the amount by which the market value of the underlying stock, as of the date outstanding or exercised, exceeds the exercise price of the option.

Restricted Stock, Performance Units, and Phantom Stock Units

        The following table summarizes the restricted stock, performance unit, and phantom stock unit activity in the Plans for the nine months ended September 30, 2014.

	Restricted Stock			Performance Unis			Phantom Stock Units
	Number of Shares(1)	Weighted Average Grant Date Fair Value	Vest Date Fair Value (In Thousands)	Number of Units(2)	Weighted Average Grant Date Fair Value	Vest Date Fair Value (In Thousands)	Number of Units(2)	Weighted Average Grant Date Fair Value	Vest Date Fair Value (In Thousands)
Unvested at January 1, 2014	2,790,542	$10.23		1,511,140	$8.48		1,924,819	$6.75
Awarded	407,202	2.22		—	—		67,000	3.51
Vested	(929,682)	14.58	$2,504	(63,840)	18.11	$—	(345,617)	7.05	$1,131
Forfeited	(300,804)	10.26		(170,300)	9.33		(185,155)	7.54

Unvested at September 30, 2014	1,967,258	$6.52		1,277,000	$7.89		1,461,047	$6.43

(1)
Of the unvested restricted stock as of September 30, 2014, (i) 436,056 shares, which were granted in 2013, vest in one-third increments on each of the first three anniversary dates of the grant, (ii) 405,702 shares, which were granted in 2014, vest on the first anniversary of the date of the grant, and (iii) all remaining unvested shares of restricted stock cliff vest on the third anniversary of the date of grant.

(2)
Of the unvested performance units as of September 30, 2014, 598,500, which were granted in 2013, are cash-based and the remaining unvested performance units are share-based. For both cash- and share-based performance units, the actual settlement amount is dependent upon Forest's relative total shareholder return in comparison to a specified peer group over a thirty-six month performance period. The cash-based performance units are accounted for as a liability within the Condensed Consolidated Financial Statements.

(3)
All of the unvested phantom stock units as of September 30, 2014 must be settled in cash. The phantom stock units have been accounted for as a liability within the Condensed Consolidated Financial Statements. All of the phantom stock units that vested during the nine months ended September 30, 2014 were settled in cash. Of the unvested phantom stock units as of September 30, 2014, (i) 122,393 were granted in 2011 and 463,654 were granted in 2013 and vest in one-third increments on each of the first three anniversaries of the grant date, (ii) 493,000 were granted in 2013 and 67,000 were granted in 2014 and cliff vest on the third anniversary of the grant date, and (iii) 270,000 were granted in 2012 and 45,000 were granted in 2013 and vest over a four-year period in accordance with the following schedule: (a) 10% on the first anniversary of the grant date; (b) 20% on the second anniversary of the grant date; (c) 30% on the third anniversary of the grant date; and (d) 40% on the fourth anniversary of the grant date.

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(4) DEBT

        The components of debt are as follows:

	September 30, 2014			December 31, 2013
	Principal	Unamortized Premium	Total	Principal	Unamortized Premium	Total
	(In Thousands)
Credit facility	$13,000	$—	$13,000	$—	$—	$—
7 1/4% senior notes due 2019	577,914	154	578,068	577,914	178	578,092
7 1/2% senior notes due 2020	222,087	—	222,087	222,087	—	222,087

Total long-term debt	$813,001	$154	$813,155	$800,001	$178	$800,179

Bank Credit Facility

        As of September 30, 2014, the Company had a $500.0 million credit facility (the "Credit Facility") with a syndicate of banks led by JPMorgan Chase Bank, N.A. (the "Administrative Agent"), which matures in June 2016. The size of the Credit Facility may be increased by $300.0 million, to a total of $800.0 million, upon agreement between the applicable lenders and Forest.

        On March 31, 2014, the Company entered into the Second Amendment to the Credit Facility (the "Second Amendment"), which was effective as of that date. The Second Amendment amended, among other things, the permitted ratio of total debt to EBITDA and the definition of total debt used in the ratio calculation, and reduced the aggregate lender commitments from $1.5 billion to $500.0 million and the borrowing base, which governs Forest's availability under the Credit Facility, from $400.0 million to $300.0 million, where it remained as of September 30, 2014.

        The determination of the Credit Facility borrowing base is made by the lenders in their sole discretion, on a semi-annual basis, taking into consideration the estimated value of Forest's oil and natural gas properties based on pricing models determined by the lenders at such time, in accordance with the lenders' customary practices for oil and natural gas loans. The available borrowing amount under the Credit Facility could increase or decrease based on such redetermination. In addition to the scheduled semi-annual redeterminations, Forest and the lenders each have discretion at any time, but not more often than once during a calendar year, to have the borrowing base redetermined. The borrowing base is also subject to automatic adjustments if certain events occur, such as if Forest or any of its Restricted Subsidiaries (as defined in the Credit Facility) issue senior unsecured notes, in which case the borrowing base will immediately be reduced by an amount equal to 25% of the stated principal amount of such issued senior notes, excluding any senior unsecured notes that Forest or any of its Restricted Subsidiaries may issue to refinance senior notes that were outstanding on June 30, 2011. The borrowing base is also subject to automatic adjustment if Forest or any of its Restricted Subsidiaries sell oil and natural gas properties having a fair market value, including any economic loss of unwinding any related hedging agreement, in excess of 10% of the borrowing base then in effect. In this case, the borrowing base will be reduced by an amount equal to either (i) the percentage of the borrowing base attributable to the sold properties, as determined by the Administrative Agent, or (ii) if none of the borrowing base is attributable to the sold properties, a value agreed upon by Forest and the required lenders. The lenders reaffirmed the $300.0 million borrowing base on October 22, 2014 and the next scheduled semi-annual redetermination of the borrowing base will occur on or about

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(4) DEBT (Continued)

May 1, 2015. A lowering of the borrowing base could require Forest to repay indebtedness in excess of the borrowing base in order to cover the deficiency.

        The Credit Facility is collateralized by Forest's assets. Under the Credit Facility, Forest is required to mortgage and grant a security interest in 75% of the present value of the estimated proved oil and natural gas properties and related assets. If Forest's corporate credit ratings issued by Moody's and Standard & Poor's meet pre-established levels, the security requirements would cease to apply and, at Forest's request, the banks would release their liens and security interest on Forest's properties.

        The Credit Facility includes terms and covenants that place limitations on certain types of activities, including restrictions or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, mergers, and acquisitions, and also includes a financial covenant. The Second Amendment to the Credit Facility provides that Forest will not permit its ratio of total debt to EBITDA (as adjusted for non-cash charges) calculated for the preceding four consecutive fiscal quarter period then most recently ended to be greater than (i) 5.75 to 1.00 at the end of the calendar quarters ending March 31, 2014, June 30, 2014 and September 30, 2014, (ii) 5.50 to 1.00 at the end of the calendar quarter ending December 31, 2014, (iii) 5.25 to 1.00 at the end of the calendar quarter ending March 31, 2015, (iv) 5.00 to 1.00 at the end of the calendar quarter ending June 30, 2015, (v) 4.75 to 1.00 at the end of the calendar quarter ending September 30, 2015, and (vi) 4.50 to 1.00 at the end of any calendar quarter ending after September 30, 2015. The Second Amendment also amends the definition of total debt such that, among other things, during any period of four fiscal quarters ending on or before September 30, 2015, any cash proceeds from the sale of any property permitted pursuant to the terms and provisions of the loan documents that are reported on Forest's consolidated balance sheet on such date are subtracted from total debt. Depending on Forest's overall level of indebtedness, this covenant may limit Forest's ability to borrow funds as needed under the Credit Facility. Forest's ratio of total debt to EBITDA for the four consecutive fiscal quarter period ended September 30, 2014, as calculated in accordance with the Credit Facility, was 5.50.

        Based on Forest's current projections, the ratio of total debt to EBITDA likely will exceed the maximum allowed under the Credit Facility at the end of the calendar quarter ending December 31, 2014, if Forest does not obtain a waiver or an additional amendment to the Credit Facility. Forest believes that it will be able to obtain such a waiver or an amendment prior to the ratio exceeding the maximum amount currently allowed. If Forest fails to obtain a waiver or an amendment, the Credit Facility could be terminated. Forest believes it can obtain alternative sources of debt financing sufficient for its needs, including securing liens against its properties or selling additional properties. However, any such alternative source of financing likely would be at a higher cost than the Credit Facility.

        At September 30, 2014, there were outstanding borrowings of $13.0 million under the Credit Facility and Forest had used the Credit Facility for $2.0 million in letters of credit.

(5) PROPERTY AND EQUIPMENT

Full Cost Method of Accounting

        The Company uses the full cost method of accounting for oil and natural gas properties. Separate cost centers are maintained for each country in which the Company has operations. During the periods presented, the Company's primary oil and natural gas operations were conducted in the United States.

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(5) PROPERTY AND EQUIPMENT (Continued)

All costs incurred in the acquisition, exploration, and development of properties (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes, and overhead related to exploration and development activities) and the fair value of estimated future costs of site restoration, dismantlement, and abandonment activities are capitalized. During the three months ended September 30, 2014 and 2013, Forest capitalized $4.0 million and $6.6 million, respectively, of general and administrative costs (including stock-based compensation). During the nine months ended September 30, 2014 and 2013, Forest capitalized $13.4 million and $27.0 million, respectively, of general and administrative costs (including stock-based compensation). During the three and nine months ended September 30, 2013, Forest capitalized $.9 million and $2.0 million of interest costs attributed to significant unproved acreage positions under development. No interest costs were capitalized during the three and nine months ended September 30, 2014.

        Investments in unproved properties, including capitalized interest costs, are not depleted pending determination of the existence of proved reserves. Unproved properties are assessed at least annually to ascertain whether impairment has occurred. Unproved properties whose costs are individually significant are assessed individually by considering factors such as the primary lease terms of the properties, the holding period of the properties, geographic and geologic data obtained relating to the properties, market acreage prices, and estimated discounted future net cash flows from the properties. Estimated discounted future net cash flows are based on discounted future net revenues associated with probable and possible reserves, risk adjusted as appropriate. Where it is not practicable to individually assess the amount of impairment of properties for which costs are not individually significant, such properties are grouped for purposes of assessing impairment. The amount of impairment assessed is added to the costs to be amortized, or is reported as a period expense, as appropriate.

        The Company performs a ceiling test each quarter on a country-by-country basis under the full cost method of accounting. The ceiling test is a limitation on capitalized costs prescribed by SEC Regulation S-X Rule 4-10. The ceiling test is not a fair value based measurement. Rather, it is a standardized mathematical calculation. The ceiling test provides that capitalized costs less related accumulated depletion and deferred income taxes for each cost center may not exceed the sum of (1) the present value of future net revenue from estimated production of proved oil and natural gas reserves using current prices, excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, at a discount factor of 10%; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less (4) income tax effects related to differences in the book and tax basis of oil and natural gas properties. Should the net capitalized costs for a cost center exceed the sum of the components noted above, a ceiling test write-down would be recognized to the extent of the excess capitalized costs.

        As a result of this limitation on capitalized costs, Forest has recognized ceiling test write-downs of its United States cost center for the three and nine months ended September 30, 2014 of $127.4 million and $204.6 million, respectively. The ceiling test write-downs were primarily a result of (i) a reduction in the estimated reserves attributable to Forest's proved undeveloped locations in the Eagle Ford, (ii) a reduction in the total number of proved undeveloped locations in the Eagle Ford in the second quarter of 2014 to properly align the number of future drilling locations with expected development pace as of June 30, 2014 (relative to the SEC five year limitation on the age of proved undeveloped locations),

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(5) PROPERTY AND EQUIPMENT (Continued)

and (iii) the decision to reclassify a majority of the remaining proved undeveloped locations in the Eagle Ford to probable locations as of September 30, 2014 as a result of the recent decline in current and future NYMEX oil strip prices well below the average last-twelve-month NYMEX oil price used to calculate proved oil and gas reserves as of September 30, 2014 pursuant to SEC guidelines. The decline in current oil prices and oil price futures sufficiently lowered the expected risk-adjusted rate of return on the Eagle Ford undeveloped locations to a level where Forest would prioritize the drilling on its East Texas acreage in place of the Eagle Ford in future periods. Additional ceiling test write-downs may be required in future periods if, among other things, the unweighted arithmetic average of the first-day-of-the-month oil, natural gas, or NGL prices used in the calculation of the present value of future net revenues from estimated production of proved oil and natural gas reserves declines compared to prices used as of September 30, 2014, unproved properties are impaired, estimated proved reserve volumes are revised downward, or costs incurred in exploration, development, or acquisition activities exceed the discounted future net cash flows from the additional reserves, if any, attributable to the cost center.

        Gain or loss is not recognized on the sale of oil and natural gas properties unless the sale significantly alters the relationship between capitalized costs and estimated proved oil and natural gas reserves attributable to a cost center. A significant alteration would not ordinarily be expected to occur for sales involving less than 25% of the reserve quantities of a given cost center.

        Depletion of proved oil and natural gas properties is computed on the units-of-production method, whereby capitalized costs, as adjusted for future development costs and asset retirement obligations, are amortized over the total estimated proved reserves. The Company uses its quarter-end reserves estimates to calculate depletion for the current quarter.

Acquisitions

        On October 1, 2014, Forest entered into, and closed on, an agreement to purchase approximately 7,700 net acres comprised of both undeveloped and producing properties, including three horizontal Cotton Valley wells, located in Rusk County in East Texas, for a purchase price of $20.0 million.

Divestitures

Texas Panhandle

        In October 2013, Forest entered into an agreement to sell all of its oil and natural gas properties located in the Texas Panhandle for $1.0 billion in cash. This divestiture closed on November 25, 2013 and Forest has received total proceeds of $985.3 million, with the purchase price having been adjusted to, among other things, reflect an economic effective date of October 1, 2013. The total proceeds received include $20.2 million that Forest received in May 2014 from the final settlement of the escrow account that had been established for this transaction. Forest used a portion of the Panhandle divestiture proceeds to repay the balance outstanding at the time of the closing on its credit facility and to redeem $422.1 million principal amount of its 7 1/4 senior notes due 2019 and $277.9 million principal amount of 7 1/2% senior notes due 2020 in November 2013.

        In connection with the Panhandle divestiture, Forest incurred exit costs consisting of $4.7 million of one-time employee termination benefits and $8.1 million of other associated costs. No further

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(5) PROPERTY AND EQUIPMENT (Continued)

significant exit costs are expected to be incurred for this divestiture. A reconciliation of the beginning and ending liability balances for these exit costs for the nine months ended September 30, 2014 is set forth in the table below.

	One-Time Employee Termination Benefits	Other Associated Costs(1)	Total
	(In Thousands)
Liability balance as of December 31, 2013	$1,095	$5,840	$6,935
Costs incurred(2)	687	116	803
Costs paid	(1,782)	(5,840)	(7,622)

Liability balance as of September 30, 2014(3)	$—	$116	$116

(1)
Other associated costs consist of financial advisor fees and retention bonuses paid to certain employees.

(2)
Of the $.8 million costs incurred during the nine months ended September 30, 2014, (i) $.7 million was recognized as an expense in "General and administrative" expense, $.5 million during the quarter ended March 31, 2014 and $.1 million during the quarter ended June 30, 2014, and (ii) $.1 million was recognized as an expense in "Other, net" during the quarter ended June 30, 2014. During the year ended December 31, 2013, $12.0 million of costs were incurred, with (i) $5.0 million recognized as an expense in "General and administrative" expense, (ii) $5.8 million recognized as an expense in "Other, net", and (iii) $1.1 million capitalized in "Oil and natural gas properties" pursuant to the full cost method of accounting.

(3)
The September 30, 2014 estimated liability balance is included in "Accounts payable and accrued liabilities" in the Condensed Consolidated Balance Sheet, and Forest expects it will be paid in the fourth quarter of 2014.

        The proved reserves associated with the Panhandle divestiture represented more than 25% of Forest's total proved reserves at the time the divestiture closed. Forest concluded that accounting for the divestiture as an adjustment of capitalized costs would significantly alter the relationship between capitalized costs and proved reserves. Therefore, a gain was recognized on the divestiture. The net gain recognized on the divestiture for the year ended December 31, 2013 was $193.0 million. A net gain of $18.2 million was recognized on the divestiture for the nine months ended September 30, 2014, as customary post-closing purchase price adjustments were made and additional proceeds were received. These gains are included in "Other, net" in the Condensed Consolidated Statements of Operations.

South Texas

        In January 2013, Forest entered into an agreement to sell all of its oil and natural gas properties located in South Texas, excluding its Eagle Ford oil properties, for $325.0 million in cash. This transaction closed on February 15, 2013, and Forest has received total proceeds of $320.9 million, after customary purchase price adjustments. Forest used the proceeds from this divestiture to redeem the

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(5) PROPERTY AND EQUIPMENT (Continued)

remaining $300.0 million of its 8 1/2% senior notes due 2014. In connection with this divestiture, Forest incurred one-time employee termination benefit costs of $7.5 million ($5.7 million net of capitalization), which are included in "General and administrative" expense in the Condensed Consolidated Statement of Operations for the nine months ended September 30, 2013 and were paid in full during 2013.

South Africa

        In December 2012, Forest entered into an agreement with a third-party to sell its South African subsidiary which holds a production right related to Block 2A in South Africa. Following approval of the sale by the government of South Africa, the sale closed and Forest received a payment of $1.0 million during the three months ended June 30, 2014. This sale completes Forest's exit from South Africa, though certain regulatory matters are delaying transfer of physical possession of the subsidiary's shares to the purchaser. As a result of this closing, Forest recorded a net gain of $3.2 million in other income within the "Other, net" line item in the Condensed Consolidated Statement of Operations. Forest may receive future payments depending on the purchaser's success in obtaining natural gas sales contracts and commencing development operations.

Acquisition and Development Agreement

        In April 2013, Forest entered into an Acquisition and Development Agreement ("ADA") with a third-party for the future development of Forest's Eagle Ford acreage in Gonzales County, Texas. Under the terms of the ADA, the third-party will pay a $90.0 million drilling carry in the form of future drilling and completion services and related development capital in exchange for a 50% working interest in Forest's Eagle Ford acreage position. Upon completion of the phased contribution of the drilling carry, Forest and the third-party will participate in future drilling on a 50/50 basis. The ADA applies to wells spud on or subsequent to November 28, 2012, none of which had been placed on production prior to April 1, 2013, and Forest retained all of its interests in wells that were spud prior to November 28, 2012 and production from those wells. Forest is the operator of the drilling program. As of September 30, 2014, Forest had realized $74.7 million of the drilling carry.

Asset Retirement Obligations

        Forest records the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. Subsequent to initial measurement, the asset retirement obligation is required to be accreted each period to its present value. Capitalized costs are depleted as a component of the full cost pool using the units-of-production method. Forest's asset retirement obligations consist of costs related to the plugging of wells, the removal of facilities and equipment, and site restoration on oil and natural gas properties.

(6) INCOME TAXES

        The significant differences between Forest's blended federal and state statutory income tax rate of 36% and its effective income tax rates of 1.0% and 1.1% for the three and nine months ended September 30, 2014, respectively, and (36.1)% and 1.4% for the three and nine months ended September 30, 2013, respectively, were primarily due to changes in the valuation allowance on Forest's

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(6) INCOME TAXES (Continued)

deferred tax assets. The deferred income tax benefit of $1.1 million recognized during the three months ended September 30, 2014 was due to a change in the valuation allowance related to postretirement benefit plans.

        In assessing the need for a valuation allowance, Forest considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. In making this assessment, Forest considers the scheduled reversal of deferred tax liabilities, available taxes in carryback periods, tax planning strategies, and projected future taxable income. If the ultimate realization of deferred tax assets is dependent upon future book income, assessing the need for, or the sufficiency of, a valuation allowance requires the evaluation of all available evidence, both negative and positive, as to whether it is more likely than not that a deferred tax asset will be realized.

        Negative evidence considered by Forest included a three-year cumulative book loss driven primarily by the ceiling test write-downs. Positive evidence considered by Forest included forecasted book income in future periods based on expected future oil, natural gas, and NGL production and expected commodity prices based on NYMEX oil and natural gas futures. Based upon the evaluation of what was determined to be relevant evidence, Forest has recorded a valuation allowance against its deferred tax assets.

        As of December 31, 2013, Forest had a non-current income tax receivable of $20.7 million, which was included in "Other assets." During the nine months ended September 30, 2014, Forest received refunds totaling $22.3 million, including $1.0 million of interest income, with $.7 million recorded as credits to current income tax expense.

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(7) FAIR VALUE MEASUREMENTS

        Forest's assets and liabilities measured at fair value on a recurring basis at September 30, 2014 and December 31, 2013 are set forth in the table below.

	September 30, 2014	December 31, 2013
	Using Significant Other Observable Inputs (Level 2)(1)
	(In Thousands)
Assets:
Derivative instruments(2):
Commodity	$9,167	$5,592

Liabilities:
Derivative instruments(2):
Commodity	$1,164	$4,542

(1)
The authoritative accounting guidance regarding fair value measurements for assets and liabilities measured at fair value establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. These tiers consist of: Level 1, defined as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when relevant observable inputs are not available. There were no transfers between levels of the fair value hierarchy during the three and nine months ended September 30, 2014. Forest's policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period in which the event or change in circumstances caused the transfer.

(2)
Forest's currently outstanding derivative assets and liabilities include commodity derivatives (see Note 8 for more information on these instruments). Forest utilizes present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the significant inputs are observable, either directly or indirectly; therefore, Forest's derivative instruments are included within the Level 2 fair value hierarchy.

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(7) FAIR VALUE MEASUREMENTS (Continued)

        The fair values and carrying amounts of Forest's financial instruments are summarized below as of the dates indicated.

	September 30, 2014
			Fair Value Measurements
	Carrying Amount	Total Fair Value(1)	Using Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Using Significant Other Observable Inputs (Level 2)
	(In Thousands)
Assets:
Derivative instruments	$9,167	$9,167	$—	$9,167
Liabilities:
Derivative instruments	1,164	1,164	—	1,164
Credit facility	13,000	13,000	—	13,000
7 1/4% senior notes due 2019	578,068	540,407	540,407	—
7 1/2% senior notes due 2020	222,087	214,036	214,036	—

(1)
Forest used various assumptions and methods in estimating the fair values of its financial instruments. The fair values of the senior notes were estimated based on quoted market prices. The carrying amount of the Credit Facility approximated fair value due to the short original maturities of the borrowings and because the borrowings bear interest at variable market rates. The methods used to determine the fair values of the derivative instruments are discussed above. See also Note 8 for more information on the derivative instruments.

	December 31, 2013
			Fair Value Measurements
	Carrying Amount	Total Fair Value(1)	Using Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Using Significant Other Observable Inputs (Level 2)
	(In Thousands)
Assets:
Derivative instruments	$5,592	$5,592	$—	$5,592
Liabilities:
Derivative instruments	4,542	4,542	—	4,542
7 1/4% senior notes due 2019	578,092	568,147	568,147	—
7 1/2% senior notes due 2020	222,087	224,030	224,030	—

(1)
Forest used various assumptions and methods in estimating the fair values of its financial instruments. The fair values of the senior notes were estimated based on quoted market prices. The methods used to determine the fair values of the derivative instruments are discussed above. See also Note 8 for more information on the derivative instruments.

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(8) DERIVATIVE INSTRUMENTS

Commodity Derivatives

        Forest periodically enters into commodity derivative instruments in order to moderate the effects of wide fluctuations in commodity prices on Forest's cash flow and to manage its exposure to commodity price risk. Forest's commodity derivative instruments generally serve as effective economic hedges of commodity price exposure; however, Forest has elected not to designate its derivatives as hedging instruments for accounting purposes. As such, Forest recognizes all changes in fair value of its derivative instruments as unrealized gains or losses on derivative instruments in the line item "Realized and unrealized losses (gains) on derivative instruments, net" in the Condensed Consolidated Statement of Operations.

        The table below sets forth Forest's outstanding commodity swaps as of September 30, 2014.

Commodity Swaps
	Natural Gas (NYMEX HH)		Oil (NYMEX WTI)
Remaining Swap Term	Bbtu Per Day	Weighted Average Hedged Price per MMBtu	Barrels Per Day	Weighted Average Hedged Price per Bbl
October 2014 - December 2014	70	$4.38	3,500	$95.34
Calendar 2015	50	4.21	1,000	89.25

        The table below sets forth Forest's outstanding commodity collars as of September 30, 2014.

Commodity Collars
	Natural Gas (NYMEX HH)
Collar Term	Bbtu Per Day	Hedged Floor and Ceiling Price per MMBtu
January 2015 - March 2015	20	$4.50/5.31
Calendar 2015	10	4.10/4.30

        In connection with several of its natural gas and oil swaps, Forest granted option instruments (swaptions and puts) to the swap counterparties in exchange for Forest receiving premium hedged prices on the natural gas and oil swaps. Under the terms of the swaption agreements, the counterparties have the option to enter into future swaps with Forest. The swaptions may not be exercised until their expiration dates. Under the terms of the put agreements, the counterparties have the option to put specified quantities of oil to Forest at specified prices. The puts may be exercised

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(8) DERIVATIVE INSTRUMENTS (Continued)

monthly by the counterparties. The table below sets forth the outstanding options as of September 30, 2014.

Commodity Options
		Natural Gas (NYMEX HH)		Oil (NYMEX WTI)
Underlying Term	Option Expiration	Underlying Bbtu Per Day	Underlying Hedged Price per MMBtu	Underlying Barrels Per Day	Underlying Hedged Price per Bbl
Natural Gas Swaptions:
Calendar 2016	December 2014	10	$4.18	—	$—
Oil Swaptions:
Calendar 2015	December 2014	—	—	3,000	100.00
Calendar 2015	December 2014	—	—	1,000	106.00
Calendar 2015	December 2014	—	—	1,000	99.00
Calendar 2016	December 2015	—	—	1,000	98.00
Oil Put Options:
Monthly Calendar 2014	Monthly Calendar 2014	—	—	2,000	70.00

Fair Value and Gains and Losses

        The table below summarizes the location and fair value amounts of Forest's derivative instruments reported in the Condensed Consolidated Balance Sheets as of the dates indicated. These derivative instruments are not designated as hedging instruments for accounting purposes. For financial reporting purposes, Forest does not offset asset and liability fair value amounts recognized for derivative instruments with the same counterparty under its master netting arrangements. See "Credit Risk" below for more information regarding Forest's master netting arrangements and gross and net presentation of derivative instruments. See also Note 7 for more information on the fair values of Forest's derivative instruments.

	September 30, 2014	December 31, 2013
	(In Thousands)
Current assets:
Derivative instruments:
Commodity	$8,033	$5,192

Long-term assets:
Derivative instruments:
Commodity	$1,134	$400

Current liabilities:
Derivative instruments:
Commodity	$563	$4,542

Long-term liabilities:
Derivative instruments:
Commodity	$601	$—

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(8) DERIVATIVE INSTRUMENTS (Continued)

        The table below summarizes the amount of derivative instrument gains and losses reported in the Condensed Consolidated Statements of Operations as realized and unrealized losses (gains) on derivative instruments, net, for the periods indicated. Realized gains and losses represent cash settlements on derivative instruments and unrealized gains and losses represent changes in the fair value of derivative instruments. These derivative instruments are not designated as hedging instruments for accounting purposes.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(In Thousands)
Commodity derivatives:
Realized (gains) losses	$(1,451)	$(1,145)	$7,305	$(9,688)
Unrealized (gains) losses	(22,688)	6,678	(6,952)	9,016
Interest rate derivatives:
Realized gains	—	—	—	(12,885)
Unrealized losses	—	—	—	13,060

Realized and unrealized (gains) losses on derivative instruments, net	$(24,139)	$5,533	$353	$(497)

        Due to the volatility of oil and natural gas prices, the estimated fair values of Forest's commodity derivative instruments are subject to large fluctuations from period to period. Forest has experienced the effects of these commodity price fluctuations and expects that volatility in commodity prices will continue.

Credit Risk

        Forest executes with each of its derivative counterparties an International Swap and Derivatives Association, Inc. ("ISDA") Master Agreement, which is a standard industry form contract containing general terms and conditions applicable to many types of derivative transactions. Additionally, Forest executes, with each of its derivative counterparties, a Schedule, which modifies the terms and conditions of the ISDA Master Agreement according to the parties' requirements and the specific types of derivatives to be transacted. As of September 30, 2014, all but one of Forest's derivative counterparties are lenders, or affiliates of lenders, under the Credit Facility. The terms of the Credit Facility provide that any security granted by Forest thereunder shall also extend to and be available to those lenders that are counterparties to derivative transactions. None of these counterparties requires collateral beyond that already pledged under the Credit Facility. The remaining counterparty, a purchaser of Forest's natural gas production, generally owes money to Forest and therefore does not require collateral under the ISDA Master Agreement and Schedule it has executed with Forest.

        The ISDA Master Agreements and Schedules contain cross-default provisions whereby a default under the Credit Facility will also cause a default under the derivative agreements. Such events of default include non-payment, breach of warranty, non-performance of the financial covenant, default on other indebtedness, certain pension plan events, certain adverse judgments, change of control events, and a failure of the liens securing the Credit Facility. In addition, bankruptcy and insolvency events

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(8) DERIVATIVE INSTRUMENTS (Continued)

with respect to Forest or certain of its U.S. subsidiaries will result in an automatic acceleration of the indebtedness under the Credit Facility. None of these events of default is specifically credit-related, but some could arise if there were a general deterioration of Forest's credit. The ISDA Master Agreements and Schedules contain a further credit-related termination event that would occur if Forest were to merge with another entity and the creditworthiness of the resulting entity was materially weaker than that of Forest.

        The majority of Forest's derivative counterparties are financial institutions that are engaged in similar activities and have similar economic characteristics that, in general, could cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Forest does not require the posting of collateral for its benefit under its derivative agreements. However, the ISDA Master Agreements and Schedules generally contain netting provisions whereby if on any date amounts would otherwise be payable by each party to the other, then on such date, the party that owes the larger amount will pay the excess of that amount over the smaller amount owed by the other party, thus satisfying each party's obligations. These provisions generally apply to all derivative transactions, or all derivative transactions of the same type (e.g., commodity, interest rate, etc.), with the particular counterparty. If all counterparties failed, Forest would be exposed to a risk of loss equal to this net amount owed to Forest, the fair value of which was $8.6 million at September 30, 2014. If Forest suffered an event of default, each counterparty could demand immediate payment, subject to notification periods, of the net obligations due to it under the derivative agreements. At September 30, 2014, Forest owed a net derivative liability to its counterparties, the fair value of which was $.6 million. In the absence of netting provisions, at September 30, 2014, Forest would be exposed to a risk of loss of $9.2 million under its derivative agreements, and Forest's derivative counterparties would be exposed to a risk of loss of $1.2 million.

        For financial reporting purposes, Forest has elected not to offset asset and liability fair value amounts recognized for derivative instruments with the same counterparty under its master netting arrangements, although such derivative instruments are subject to enforceable master netting arrangements. The following tables disclose information regarding the potential effect of netting arrangements on Forest's Condensed Consolidated Balance Sheets as of the dates indicated.

	Derivative Assets
	September 30, 2014	December 31, 2013
	(In Thousands)
Gross amounts of recognized assets	$9,167	$5,592
Gross amounts offset in the balance sheet	—	—

Net amounts of assets presented in the balance sheet	9,167	5,592
Gross amounts not offset in the balance sheet:
Derivative instruments	(553)	(1,049)
Cash collateral received	—	—

Net amount	$8,614	$4,543

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(8) DERIVATIVE INSTRUMENTS (Continued)

	Derivative Liabilities
	September 30, 2014	December 31, 2013
	(In Thousands)
Gross amounts of recognized liabilities	$1,164	$4,542
Gross amounts offset in the balance sheet	—	—

Net amounts of liabilities presented in the balance sheet	$1,164	$4,542
Gross amounts not offset in the balance sheet:
Derivative instruments	(553)	(1,049)
Cash collateral pledged	—	—

Net amount	$611	3,493

        On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was enacted, which included derivatives reform as part of a broader financial regulatory reform. Congress delegated many of the details of the Dodd-Frank Act to federal regulatory agencies. Forest currently expects that the Dodd-Frank Act and related rules will have little impact on its existing derivative transactions under its outstanding ISDA Master Agreements and Schedules. However, the legislation could have a substantial impact on Forest's counterparties and increase the cost of Forest's derivative agreements in the future.

(9) COSTS, EXPENSES, AND OTHER

        The table below sets forth the components of "Other, net" in the Condensed Consolidated Statements of Operations for the periods indicated.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(In Thousands)
Accretion of asset retirement obligations	$348	$546	$1,242	$2,339
Write-off of debt issuance costs	—	—	3,323	—
Loss on debt extinguishment	—	—	—	25,223
Gain on asset dispositions, net	—	—	(21,391)	—
Merger-related costs	2,170	—	12,372	—
Rig stacking/lease termination	2,035	2,076	10,294	6,372
Other, net	457	(1,547)	(1,484)	(2,446)

	$5,010	$1,075	$4,356	$31,488

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(9) COSTS, EXPENSES, AND OTHER (Continued)

Accretion of Asset Retirement Obligations

        Accretion of asset retirement obligations is the expense recognized to increase the carrying amount of the liability associated with Forest's asset retirement obligations as a result of the passage of time. Forest's asset retirement obligations consist of costs related to the plugging of wells, the removal of facilities and equipment, and site restoration on oil and natural gas properties.

Write-off of Debt Issuance Costs

        On March 31, 2014 Forest entered into the Second Amendment to the Credit Facility, which was effective as of that date. The Second Amendment reduced aggregate lender commitments from $1.5 billion to $500.0 million, necessitating a proportionate write-off of $3.3 million in unamortized debt issuance costs associated with the Credit Facility prior to the Second Amendment.

Loss on Debt Extinguishment

        In March 2013, Forest redeemed $300.0 million in principal amount of 8 1/2% senior notes at 107.11% of par, recognizing a loss of $25.2 million upon redemption due to the $21.3 million call premium and write-off of $3.9 million of unamortized debt issuance costs and discount.

Gain on Asset Dispositions, Net

        In October 2013, Forest entered into an agreement to sell all of its oil and natural gas properties located in the Texas Panhandle for $1.0 billion in cash. This divestiture closed in November 2013 and Forest has received total proceeds of $985.3 million, after customary purchase price adjustments. A net gain of $18.2 million was recognized on the divestiture during the nine months ended September 30, 2014, as customary post-closing purchase price adjustments were made and additional proceeds were received, including $20.2 million received in May 2014. Also included in the gain on asset dispositions line item is a $3.2 million gain recognized on the closing of the sale of Forest's South African subsidiary in June 2014. See Note 5 for more information on these divestitures.

Merger-Related Costs

        In connection with the pending merger with Sabine, Forest has incurred expenses that are comprised primarily of legal and financial advisor costs. See Note 1 for more information on the pending merger.

Rig Stacking/Lease Termination

        Rig stacking comprises the expenses incurred to operate and maintain drilling rigs, which Forest has historically leased under operating leases, that were not being utilized on capital projects. Rig stacking expenses for the three and nine months ended September 30, 2014 were $1.1 million and $5.5 million, respectively. Rig stacking expenses for the three and nine months ended September 30, 2013 were $2.1 million and $6.4 million, respectively.

        During the nine months ended September 30, 2014, Forest terminated the operating leases on nine drilling rigs. In connection with these lease terminations and the current activities underway to return

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(9) COSTS, EXPENSES, AND OTHER (Continued)

the remaining six rigs to the lessors due to the completion of their lease terms, Forest recognized losses of $.9 million and $4.8 million during the three and nine months ended September 30, 2014, respectively.

(10) COMPREHENSIVE INCOME (LOSS)

        Comprehensive income (loss) is a term used to refer to net earnings (loss) plus other comprehensive income (loss). Other comprehensive income (loss) is comprised of revenues, expenses, gains, and losses that, under generally accepted accounting principles, are reported as separate components of shareholders' equity instead of net earnings (loss). Forest's other comprehensive income during the three and nine months ended September 30, 2014 consists of actuarial losses reclassified from accumulated other comprehensive loss and included in net periodic benefit cost, which is included in the line item "General and administrative" in the Condensed Consolidated Statements of Operations.

        The components of other comprehensive income, both before-tax and net-of-tax, for the three and nine months ended September 30, 2014 are as follows:

	Before-Tax	Tax (Expense) / Benefit	Net-of-Tax
	(In Thousands)
Three Months Ended September 30, 2014:
Defined benefit postretirement plans
Actuarial losses reclassified from accumulated other comprehensive loss and included in net periodic benefit cost	$2,476	$(1,112)	$1,364

Other comprehensive income	$2,476	$(1,112)	$1,364

Nine Months Ended September 30, 2014:
Defined benefit postretirement plans
Actuarial losses reclassified from accumulated other comprehensive loss and included in net periodic benefit cost	$2,823	$(1,112)	$1,711

Other comprehensive income	$2,823	$(1,112)	$1,711

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(10) COMPREHENSIVE INCOME (LOSS) (Continued)

        The change in the accumulated balance of other comprehensive loss during the nine months ended September 30, 2014 is as follows:

Accumulated Other Comprehensive Loss(1)
(In Thousands)
Defined benefit postretirement plans
Balance at December 31, 2013	$(10,398)
Amounts reclassified from accumulated other comprehensive loss	1,711

Other comprehensive income	1,711

Balance at September 30, 2014	$(8,687)

(1)
All amounts are net of tax.

(11) RECENTLY ISSUED ACCOUNTING STANDARDS

        In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"). ASU 2014-09 is the result of a joint project with the International Accounting Standards Board intended to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. generally accepted accounting principles and International Financial Reporting Standards. The guidance is expected to enhance comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, the guidance requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. Entities must adopt ASU 2014-09 using either a full retrospective approach or a modified retrospective approach with a cumulative effect of adoption recognized in the opening balance of retained earnings at the date of adoption. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Forest has not yet determined the effect that adoption of ASU 2014-09 will have on its financial statements, nor has Forest determined which transition method it will use upon adoption.

        In April 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-08, "Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360)—Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"). ASU 2014-08 changes the requirements for reporting discontinued operations and requires expanded disclosures for discontinued operations and individually significant components of an entity that either have been disposed of or are classified as held for sale, but do not qualify for discontinued operations reporting. Only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity's operations and financial results will be reported as discontinued operations in the financial statements. ASU 2014-08 is effective for annual

FOREST OIL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(11) RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

periods, and interim periods within those years, beginning on or after December 15, 2014 and is applied prospectively. Early adoption is permitted, but only for disposals or classifications as held for sale that have not been reported in financial statements previously issued or available for issuance. Forest adopted ASU 2014-08 during the quarter ended March 31, 2014 and there was no impact to its consolidated financial statements.

Annex A

AGREEMENT AND PLAN OF MERGER

        This Agreement and Plan of Merger (this "Agreement"), dated as of                        , 2015, in accordance with Article 9 of the Business Corporation Law of the State of New York (the "NYBCL"), is made and entered into by and between Sabine Oil & Gas Corporation, a New York corporation ("Sabine"), Sabine Oil & Gas Corporation, a Delaware corporation and a wholly owned subsidiary of Sabine ("New Delaware Holdco") and Sabine NY Merger Subsidiary, Inc., a New York corporation and a wholly owned subsidiary of New Delaware Holdco ("Reincorporation Merger Sub").

RECITALS

        WHEREAS, Sabine is a corporation duly organized and in good standing under the laws of the State of New York;

        WHEREAS, New Delaware Holdco is a corporation duly organized and in good standing under the laws of the State of Delaware;

        WHEREAS, Reincorporation Merger Sub is a corporation duly organized and in good standing under the laws of the State of New York;

        WHEREAS, Sabine currently holds all of the issued and outstanding shares of stock of New Delaware Holdco;

        WHEREAS, New Delaware Holdco currently holds all of the issued and outstanding shares of stock of Reincorporation Merger Sub;

        WHEREAS, as of the date hereof, the authorized capital stock of Sabine consists of (a) 650,000,000 shares of common stock, par value $0.10 per share ("Sabine Common Stock"), of which approximately 198,149,753 shares are issued and outstanding, (b) 7,350,000 shares of Senior Preferred Stock, par value $0.01 per share ("Sabine Senior Preferred Stock"), of which 2,508,945 Series A Senior Non-Voting Equity-Equivalent Preferred Shares (the "Sabine Series A Non-Voting Equity-Equivalent Preferred Stock") are issued and outstanding and (c) 2,650,000 shares of Junior Preferred Stock, par value $0.01 per share (the "Sabine Junior Preferred Stock," and, together with the Sabine Senior Preferred Stock, the "Sabine Preferred Stock"), of which none are issued and outstanding;

        WHEREAS, as of the date hereof, the authorized capital stock of New Delaware Holdco consists of (a) 2,500,000,000 shares of common stock, par value $0.01 per share ("New Delaware Holdco Common Stock"), of which 100 shares are issued and outstanding, and (b) 500,000,000 shares of Senior Preferred Stock, par value $0.01 per share ("New Delaware Holdco Senior Preferred Stock"), of which none of the Series A Senior Non-Voting Equity-Equivalent Preferred Shares (the "New Delaware Holdco Non-Voting Equity-Equivalent Preferred Stock") are issued and outstanding;

        WHEREAS, as of the date hereof, the authorized capital stock of Reincorporation Merger Sub consists of 650,000,000 shares of common stock, par value $0.01 per share ("Reincorporation Merger Sub Common Stock"), of which 100 shares are issued and outstanding;

        WHEREAS, the directors and officers of Sabine immediately prior to the Merger (as defined below) will become the directors and officers of the Surviving Corporation (as defined below) upon the Effective Time;

        WHEREAS, New Delaware Holdco and Reincorporation Merger Sub are newly formed corporations organized for the purpose of effecting the transactions contemplated herein;

        WHEREAS, the parties desire to merge Reincorporation Merger Sub with and into Sabine, such that Sabine will survive such merger as the surviving corporation, and (a) each issued and outstanding share of Sabine Common Stock will be converted into the right to receive one share of New Delaware Holdco Common Stock, (b) each issued and outstanding share of Sabine Series A Non-Voting Equity-Equivalent Preferred Stock will be converted into the right to receive one share of New Delaware Holdco Series A Non-Voting Equity-Equivalent Preferred Stock, and (d) each issued and outstanding share of Sabine Junior Preferred Stock, if any, will be cancelled and retired and cease to exist, all in accordance with the terms of this Agreement;

        WHEREAS, the boards of directors of Sabine, New Delaware Holdco and Reincorporation Merger Sub have determined that it is advisable and in the best interests of such corporations and their stockholders for Reincorporation Merger Sub to merge with and into Sabine upon the terms and subject to the conditions set forth in this Agreement (the "Merger");

        WHEREAS, Sabine as the sole stockholder of New Delaware Holdco, has approved this Agreement by execution of a written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware;

        WHEREAS, New Delaware Holdco as the sole stockholder of Reincorporation Merger Sub has approved this Agreement by execution of a written consent in accordance with Section 615 of the NYBCL; and

        WHEREAS, the board of directors of Sabine has directed that this Agreement be submitted to a vote of Sabine's stockholders for approval in accordance with Section 903 of the NYBCL.

        NOW, THEREFORE, in consideration of these premises and the covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Sabine, New Delaware Holdco, and Reincorporation Merger Sub hereby agree as follows:

ARTICLE I
THE MERGER

        Section 1.1    The Merger.    In accordance with Section 906 of the NYBCL, and subject to and upon the terms and conditions of this Agreement, Reincorporation Merger Sub shall, at the Effective Time, merge with and into Sabine, the separate corporate existence of Reincorporation Merger Sub shall cease, and Sabine shall continue to exist under, and be governed by, the laws of the State of New York. Sabine, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

        Section 1.2    Effective Time.    The Merger shall become effective upon the later of (i) the acceptance for filing of the Certificate of Merger (the "Certificate of Merger"), to be prepared and filed with the New York Department of State, pursuant to Section 904 of the NYBCL, and (ii) such other time as agreed upon by the parties and set forth in the Certificate of Merger (such time being referred to herein as the "Effective Time").

        Section 1.3    Amended and Restated Certificate of Incorporation.    From and after the Effective Time, the Certificate of Incorporation of Reincorporation Merger Sub effective immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

        Section 1.4    Bylaws.    From and after the Effective Time, the Bylaws of Reincorporation Merger Sub effective immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

        Section 1.5    Directors.    The directors constituting the board of directors of Sabine immediately prior to the Effective Time shall become the directors constituting the board of directors of the Surviving Corporation and will hold office from the Effective Time until their successors are duly elected or appointed and qualified in the manner provided in the Amended and Restated Certificate of Incorporation, as amended, and the Bylaws, or as otherwise provided by law.

        Section 1.6    Officers.    The officers of Sabine immediately prior to the Effective Time shall become the officers of the Surviving Corporation and will hold office from the Effective Time until their successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation of the Surviving Corporation and the Bylaws of the Surviving Corporation, or as otherwise provided by law.

        Section 1.7    Additional Actions.    Subject to the terms of this Agreement, the parties hereto shall take all such reasonable and lawful action as may be necessary or appropriate to effectuate the Merger and to comply with the requirements of Section 906 of the NYBCL. If at any time after the Effective Time, the Surviving Corporation considers or is advised that any deeds, bills of sale, assignments, assurances, or any other actions or things are necessary or desirable to vest, perfect, or confirm, of record in the Surviving Corporation its right, title, or interest in, to, or under any of the rights, properties, or assets of either of Reincorporation Merger Sub or Sabine acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of Reincorporation Merger Sub and Sabine, all such deeds, bills of sale, assignments, and assurances and to take and do, in the name and on behalf of each of Reincorporation Merger Sub and Sabine or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect, or confirm any and all right, title, and interest in, to, and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II
EFFECT OF MERGER ON SECURITIES

        Section 2.1    Conversion of Securities.    At the Effective Time, by virtue of the Merger and without any action on the part of New Delaware Holdco, Reincorporation Merger Sub, Sabine, or the holder of any of the following securities:

          (a)   Each share of Sabine Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter represent the right to receive one duly issued, fully paid, and nonassessable share of New Delaware Holdco Common Stock with the rights, powers, and preferences as set forth in the Amended and Restated Certificate of Incorporation and the DGCL.

          (b)   Each share of Sabine Series A Non-Voting Equity-Equivalent Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter represent the right to receive one duly issued, fully paid, and nonassessable share of New Delaware Holdco Series A Non-Voting Equity-Equivalent Preferred Stock with the rights, powers, and preferences as set forth in the Amended and Restated Certificate of Incorporation and the DGCL.

          (c)   Each share of Sabine Junior Preferred Stock issued and outstanding immediately prior to the Effective Time, if any, shall be cancelled and retired and cease to exist.

          (d)   Each option, warrant, restricted stock award, restricted stock unit or other equity-based compensation award or security of Sabine issued and outstanding immediately prior to the Effective Time shall be converted into an option, warrant, restricted stock award, restricted stock unit or other equity-based compensation award or security relating to an equivalent amount of New Delaware Holdco Common Stock with the same material terms and conditions.

          (e)   Each share of Reincorporation Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one duly issued, fully paid, and nonassessable share of common stock of the Surviving Corporation.

          (f)    Each share of Sabine Common Stock and Sabine Preferred Stock held in treasury immediately prior to the Effective Time shall automatically be canceled and retired and cease to exist.

          (g)   From and after the Effective Time, holders of certificates formerly evidencing Sabine Common Stock or Sabine Preferred Stock shall cease to have any rights as stockholders of Sabine, except as provided by law.

        Section 2.2    Surrender of Certificates; Stock Transfer Books.    At the Effective Time, the designations, rights, powers, and preferences, and the qualifications, limitations, and restrictions thereof, of each series of capital stock of New Delaware Holdco will, in each case, be identical with those of the corresponding series of capital stock of Sabine immediately prior to the Effective Time. After the Effective Time, New Delaware Holdco shall issue in exchange for each certificate that immediately prior to the Effective Time evidenced shares of Sabine Common Stock or Sabine Preferred Stock a new certificate evidencing ownership of the same number of shares of New Delaware Holdco Common Stock or New Delaware Holdco Preferred Stock, as applicable, to the holder of such shares upon the holder's surrender of the same to New Delaware Holdco.

ARTICLE III
STOCKHOLDER APPROVAL

        Section 3.1    New Delaware Holdco Stockholder Approval.    Sabine, in its capacity as the sole stockholder of New Delaware Holdco, by its execution of a written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware and by its execution hereof, approves and adopts this Agreement and the transactions contemplated hereby.

        Section 3.2    Reincorporation Merger Sub Stockholder Approval.    New Delaware Holdco, in its capacity as the sole stockholder of Reincorporation Merger Sub, by its execution of a written consent in accordance with Section 615 of the NYBCL and by its execution hereof, approves and adopts this Agreement and the transactions contemplated hereby.

        Section 3.3    Sabine Stockholder Approval.    Sabine shall submit this Agreement to a vote of the stockholders of Sabine in accordance with Section 903 of the NYBCL. In the event that this Agreement shall not be approved by the requisite vote of the stockholders of Sabine entitled to vote thereon, this Agreement shall be thereupon be terminated without further action of the parties hereto.

ARTICLE IV
CONDITIONS OF MERGER

        Section 4.1    Condition Precedent.    The obligations of the parties to this Agreement to consummate the Merger and the transactions contemplated by this Agreement shall be subject to fulfillment or waiver by the parties hereto at or prior to the Effective Time of the following conditions:

          (a)   No order, statute, rule, regulation, executive order, injunction, stay, decree, judgment, or restraining order that is in effect shall have been enacted, entered, promulgated, or enforced by any court or governmental or regulatory authority or instrumentality that prohibits or makes illegal the consummation of the Merger or the transactions contemplated hereby;

          (b)   The Sabine common stock shall be admitted for listing on the New York Stock Exchange ("NYSE") or The NASDAQ Stock Market ("NASDAQ") and the New Delaware Holdco Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing on the NYSE or NASDAQ, subject only to notice of issuance thereof; and

          (c)   This Agreement shall have been approved by the requisite vote of the stockholders of Sabine entitled to vote thereon in accordance with Section 903 of the NYBCL and any vote required by federal securities laws to approve the adoption of the Amended and Restated Certificate of Incorporation and the Bylaws in connection with the Merger shall have been obtained.

ARTICLE V
COVENANTS

        Section 5.1    New Delaware Holdco Amended and Restated Certificate of Incorporation.    Immediately prior to the Effective Time, Sabine, in its capacity as the sole stockholder of New Delaware Holdco, shall cause the Amended and Restated Certificate of Incorporation, in the form attached hereto as Exhibit A (the "Amended and Restated Certificate of Incorporation"), to be the Amended and Restated Certificate of Incorporation of New Delaware Holdco until thereafter amended as provided therein or by applicable law.

        Section 5.2    New Delaware Holdco Bylaws.    Immediately prior to the Effective Time, Sabine, in its capacity as the sole stockholder of New Delaware Holdco, shall cause the Bylaws, in the form attached hereto as Exhibit B (the "Bylaws"), to be the Bylaws of New Delaware Holdco until thereafter amended as provided therein or by applicable law.

        Section 5.3    Election of Directors.    Immediately prior to the Effective Time, Sabine, in its capacity as the sole stockholder of New Delaware Holdco, shall, if necessary, remove each of the then-serving directors of New Delaware Holdco, cause the board of directors of New Delaware Holdco to effect such amendments to the bylaws of New Delaware Holdco as are necessary to increase the number of directors of New Delaware Holdco to equal the number of directors of Sabine immediately prior to the Effective Time, and elect each person who is then a member of the board of directors of Sabine as a director of New Delaware Holdco, each of whom shall serve in accordance with the Amended and Restated Certificate of Incorporation and Bylaws and until his successor shall have been elected and qualified.

ARTICLE VI
TERMINATION AND AMENDMENT

        Section 6.1    Termination.    This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time by action of the board of directors of Sabine, the board of directors of New Delaware Holdco, or the board of directors of Reincorporation Merger Sub if any of such boards of directors determines that for any reason the completion of the transactions provided for herein would be inadvisable or not in the best interest of such corporation or its stockholders. In the event of such termination and abandonment, this Agreement shall become void and neither Sabine, Reincorporation Merger Sub, nor New Delaware Holdco, nor their respective stockholders, directors, or officers, shall have any liability with respect to such termination and abandonment.

        Section 6.2    Amendment.    Subject to the provisions of applicable law, at any time prior to the Effective Time, this Agreement may be supplemented, amended, or modified by the mutual consent of the parties to this Agreement, whether before or after approval of this Agreement or the Reincorporation Merger provided, however, that, after any such approval, no amendment shall be made for which applicable law or the rules of any relevant stock exchange requires further approval by stockholders without such further approval.

ARTICLE VII
MISCELLANEOUS

        Section 7.1    Governing Law.    This Agreement shall be governed by and construed and enforced under the laws of the State of New York.

        Section 7.2    Counterparts.    This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

        Section 7.3    Entire Agreement.    This Agreement, including the documents and instruments referred to herein, constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

[Signature Page Follows]

        IN WITNESS WHEREOF, Sabine, New Delaware Holdco, and Reincorporation Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SABINE OIL & GAS CORPORATION, a New York corporation
By:
Name:	David J. Sambrooks
Title:	Chief Executive Officer

SABINE OIL & GAS CORPORATION, a Delaware corporation
By:
Name:	David J. Sambrooks
Title:	Chief Executive Officer

SABINE NY MERGER SUBSIDIARY, INC., a New York corporation

By:
Name:	David J. Sambrooks
Title:	Chief Executive Officer

Annex B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SABINE OIL & GAS CORPORATION

        Sabine Oil & Gas Corporation (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "DGCL"), hereby certifies as follows:

        1.     The original Certificate of Incorporation of the Corporation (the "Original Certificate of Incorporation") was filed with the Secretary of State of the State of Delaware on January 9, 2015.

        2.     This Amended and Restated Certificate of Incorporation (this "Amended and Restated Certificate of Incorporation"), which restates and amends the Original Certificate of Incorporation, has been declared advisable by the board of directors of the Corporation (the "Board"), duly adopted by the stockholders of the Corporation and duly executed and acknowledged by the officers of the Corporation in accordance with Sections 103, 228, 242 and 245 of the DGCL.

        3.     The Original Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

        FIRST: The name of the Corporation is Sabine Oil & Gas Corporation.

        SECOND: The address of its registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 in New Castle County, Delaware. The name of its registered agent at such address is The Corporation Trust Company.

        THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL as it currently exists or may hereafter be amended.

        FOURTH: The total number of shares of stock that the Corporation shall have the authority to issue is [3,000,000,000](1)[                                    ](2) shares of stock, classified as (i) [500,000,000 shares](3)[                                    ](4) of preferred stock, par value $0.01 per share ("Preferred Stock"), and (ii) [2,500,000,000](5)[                                    ](6) shares of common stock, par value $0.01 per share ("Common Stock").

        FIFTH:

        1.     Provisions Relating to Preferred Stock.

        (a)   Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such designations and powers, preferences and rights, and qualifications, limitations and restrictions thereof, as are stated and expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board as hereafter prescribed (a "Preferred Stock Designation").

(1)
This number to be used if the Reverse Stock Split Proposal is not approved.
(2)
This number to be used if the Reverse Stock Split Proposal is approved.
(3)
This number to be used if the Reverse Stock Split Proposal is not approved.
(4)
This number to be used if the Reverse Stock Split Proposal is approved.
(5)
This number to be used if the Reverse Stock Split Proposal is not approved.
(6)
This number to be used if the Reverse Stock Split Proposal is approved.

        (b)   Authority is hereby expressly granted to and vested in the Board to authorize the issuance of Preferred Stock from time to time in one or more series, and with respect to each series of Preferred Stock, to fix and state by the resolution or resolutions from time to time adopted by the Board providing for the issuance thereof the designation and the powers, preferences, rights, qualifications, limitations and restrictions relating to each series of Preferred Stock, including, but not limited to, the following:

            (i)  whether or not the series is to have voting rights (full, special or limited), or is to be without voting rights, and whether or not such series is to be entitled to vote as a separate class either alone or together with the holders of one or more other series of Preferred Stock or with the holders of the Common Stock;

           (ii)  the number of shares to constitute the series and the designations thereof;

          (iii)  the preferences, and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to any series;

          (iv)  whether or not the shares of any series shall be redeemable at the option of the Corporation or the holders thereof or upon the happening of any specified event, and, if redeemable, the redemption price or prices (which may be payable in the form of cash, notes, securities or other property), and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

           (v)  whether or not the shares of a series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and, if such retirement or sinking fund or funds are to be established, the annual amount thereof, and the terms and provisions relative to the operation thereof;

          (vi)  the dividend rate, whether dividends are payable in cash, stock of the Corporation or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

         (vii)  the preferences, if any, and the amounts thereof which the holders of any series thereof shall be entitled to receive upon the voluntary or involuntary liquidation, dissolution or winding up of, or upon any distribution of the assets of, the Corporation;

        (viii)  whether or not the shares of any series, at the option of the Corporation or the holder thereof or upon the happening of any specified event, shall be convertible into or exchangeable for shares of any other series of Preferred Stock or of Common Stock, securities or other property of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

          (ix)  such other powers, preferences, rights, qualifications, limitations and restrictions with respect to any series as may to the Board seem advisable.

        (c)   The shares of each series of Preferred Stock may vary from the shares of any other series thereof in any or all of the foregoing respects. The Board may increase the number of shares of the Preferred Stock designated for any existing series by a resolution adding to such series authorized and unissued shares of the Preferred Stock not designated for any other series. The Board may decrease the number of shares of the Preferred Stock designated for any existing series by a resolution subtracting from such series authorized and unissued shares of the Preferred Stock designated for such existing series, and the shares so subtracted shall become authorized, unissued, and undesignated shares of the Preferred Stock.

        (d)    Series A Senior Non-Voting Equity-Equivalent Preferred Stock.    There is hereby created out of the 500,000,000 shares of Senior Preferred Stock of the Corporation presently authorized, a series of 2,508,945 shares to be designated as the "Series A Senior Non-Voting Equity-Equivalent Preferred Stock," which series shall have the following designations, relative rights, preferences and limitations, in addition to those set forth in this Article FIFTH of this Amended and Restated Certificate of Incorporation of the Corporation.

          (i)    Designation and Amount.    The shares of such series of Senior Preferred Stock shall be designated as "Series A Senior Non-Voting Equity-Equivalent Preferred Stock" (the "Series A Senior Non-Voting Equity-Equivalent Preferred Stock") and the number of shares constituting such series shall be 2,508,945. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock to a number less than that of the shares then outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Corporation.

          (ii)    Dividends and Distributions.

            (A)  Subject to the provision for adjustment set forth in paragraph (xi) of this subdivision (d), if the Corporation declares or pays a dividend or distribution on Common Stock, whether such dividend or distribution is payable in cash, securities or other property, the Corporation shall simultaneously declare and pay a dividend on the Series A Senior Non-Voting Equity-Equivalent Preferred Stock on a pro rata basis with the Common Stock equal to (x) the Series A Conversion Ratio multiplied by the aggregate per share amount of all such cash dividends declared or paid on the Common Stock, plus (y) the Series A Conversion Ratio multiplied by the aggregate per share amount (payable in kind) of all such non-cash dividends or other distributions declared or paid on the Common Stock other than a dividend payable in shares of Common Stock of the Corporation or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise). The "Series A Conversion Ratio" shall initially equal 100, subject to adjustment in accordance with this paragraph (ii). Notwithstanding anything else contained herein, in no event shall the Series A Senior Non-Voting Equity-Equivalent Preferred Stock be entitled to any dividend or distribution, and the Corporation shall not declare or pay any dividend or distribution on the Series A Senior Non-Voting Equity-Equivalent Preferred Stock, other than (a) any such dividend or distribution payable on a pro rata basis with the Common Stock in accordance with the prior sentence, (b) pursuant to clause (B) below of this paragraph (ii) of this subdivision (d), or (c) any distribution upon liquidation, dissolution or winding up of the Corporation in accordance with paragraph (vi) of this subdivision (d).

            (B)  Commencing on the Reincorporation Failure Date (as defined below) and terminating upon a Reincorporation Approval (as defined below) or Reincorporation Substitute Approval (as defined below), in addition to any dividends payable thereto in accordance with the prior paragraph (A), the holders of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock shall be entitled to receive dividends on each outstanding share of Series A Senior Non-Voting Equity-Equivalent Preferred Stock at the rate of 0.10 (one-tenth) of a share of Series A Senior Non-Voting Equity-Equivalent Preferred Stock per annum per share (each, a "Pre-Reincorporation Dividend"), from the Reincorporation Failure Date, which shall be payable solely by adjusting the Series A Conversion Ratio on March 31, June 30, September 30 and December 31 of each year (each a "Dividend Payment Date"), beginning the first Dividend Payment Date after the Reincorporation Failure Date, when, as and if declared by the Board of Directors, in accordance with the preference and priority described in this paragraph (ii) of this subdivision (d), with respect to any payment of any dividend on the Common Stock or any other class or series of stock of the Corporation. Each

    Pre-Reincorporation Dividend shall be paid only by means of an adjustment to the Series A Conversion Ratio (and not in the form of cash, other securities, property or additional shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock Stock) and only upon a liquidation or conversion of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock in accordance with the provisions of paragraphs (vi), (viii) and (ix) of this subdivision (d), provided that for all purposes of this subdivision (d), such adjustment to the Series A Conversion Ratio shall be deemed to occur on the applicable Dividend Payment Date. Each Pre-Reincorporation Dividend shall accrue on a daily basis from the Reincorporation Failure Date, whether or not in any period the Corporation is legally permitted to make the payment of a Pre-Reincorporation Dividend and whether or not a Pre-Reincorporation Dividend is declared. Each Pre-Reincorporation Dividend shall be calculated on the basis of the time elapsed from but excluding the last preceding Dividend Payment Date (or the Reincorporation Failure Date in respect to the first dividend payable) to and including the Dividend Payment Date or any final distribution date relating to conversion or redemption or to a dissolution, liquidation or winding up of the Corporation. Each Pre-Reincorporation Dividend payable for any period of less than a full calendar year shall be prorated for the partial year on the basis of a 360-day year of twelve, 30-day months.

        A "Reincorporation Approval" means the approval by the shareholders of the Corporation (in accordance with the requirements of the New York Business Corporation Law (the "NYBCL") and the Corporation's Amended and Restated Certificate of Incorporation and Bylaws) of the Reincorporation Merger (as such term is defined in the Second Amended and Restated Stockholders Agreement by and among Sabine Investor Holdings LLC, the Corporation and FR XI Onshore AIV, LLC, dated as of December 16, 2014 the "Stockholders Agreement"); provided, that the Reincorporation Approval shall be deemed to have occurred if shareholders representing the Deemed Reincorporation Approval Percentage (defined below) of the outstanding shares of Common Stock vote to approve the Reincorporation Merger.

        The "Deemed Reincorporation Approval Percentage" means (a) 66 2/3% minus (b)(x) 49.9% minus (y) the actual percentage of outstanding shares of Common Stock that are beneficially owned by Sabine Investor Holdings LLC, FR XI AIV Onshore, LLC and their Affiliates that are voted to approve the Reincorporation Merger.

        The "Reincorporation Failure Date" means the date of the first special meeting of the Corporation's shareholders held for the purpose and with the actual intent of securing the Reincorporation Approval, and where the Reincorporation Approval is not secured and where the Corporation would have completed the Reincorporation Merger had the Reincorporation Approval been obtained; provided that Sabine Investor Holdings LLC, FR XI Onshore AIV, LLC and their Affiliates shall have voted all shares of Common Stock beneficially owned by them in favor of the Reincorporation Approval at such meeting.

        A "Reincorporation Substitute Approval" means approval by the shareholders of the Corporation (in accordance with the requirements of the NYBCL and the Corporation's Amended and Restated Certificate of Incorporation and Bylaws) of the Reincorporation Substitute (as such term is defined in the Stockholders Agreement).

          (iii)    Voting Rights.

            (A)  Except as expressly required by the DGCL, the holders of shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock shall have no power or right to vote with respect to such shares, and shall not be entitled to vote in respect of any elections or proceedings of the Corporation or on any other matters submitted to a vote of the shareholders of the Corporation.

            (B)  Except as expressly set forth herein, the consent of the holders of Series A Senior Non-Voting Equity-Equivalent Preferred Stock shall not be required for taking any corporate action. Notwithstanding anything to the contrary herein, if the existence or exercise of any consent or other rights of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock as provided in this Certificate of Incorporation would result in a Change of Control or cause a Change of Control to occur or be occurring, the existence or exercise of such right shall, automatically and without any action on the part of the Corporation, be null and void ab initio.

          (iv)    Certain Restrictions.

            (A)  Whenever quarterly dividends or other dividends or distributions payable on the Series A Senior Non-Voting Equity-Equivalent Preferred Stock as provided in paragraph (ii) of this subdivision (d) are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

               (I)  declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Senior Non-Voting Equity-Equivalent Preferred Stock;

              (II)  declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Senior Non-Voting Equity-Equivalent Preferred Stock, except dividends paid ratably on the Series A Senior Non-Voting Equity-Equivalent Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

            (III)  redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Senior Non-Voting Equity-Equivalent Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Senior Non-Voting Equity-Equivalent Preferred Stock; or

            (IV)  purchase or otherwise acquire for consideration any shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock, or any shares of stock ranking on a parity with the Series A Senior Non-Voting Equity-Equivalent Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

            (B)  The Corporation shall not, without the prior written consent of holders of a majority of the outstanding shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock, (a) (1) issue or authorize the issuance of any Common Stock or any equity securities of any class convertible into or exchangeable for Common Stock, or any rights, warrants, calls or options to acquire any such securities, (2) declare or pay any dividend on Common Stock payable in shares of Common Stock, or (3) effect any subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), in the case of each of the foregoing if immediately following such issuance, declaration, payment or subdivision (assuming the exercise of any convertible or exchangeable securities so issued), the Corporation would have insufficient authorized but unissued shares of Common Stock to permit the conversion of all outstanding shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock into Common Stock pursuant to the applicable provisions of this subdivision (d) or (b) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect or permit any subsidiary to effect any Deemed Liquidation Event or, unless the obligations of the Corporation or the subsidiary under each applicable agreement are expressly conditional upon the requisite approval of the holders of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock, make any agreement or become obligated to do so or permit a subsidiary to make any agreement or become obligated to do so.

        A "Deemed Liquidation Event" means (a) (i) a consolidation or merger of the Corporation with or into one or more other corporations or other business organizations; (ii) a consolidation or merger of a subsidiary with or into one or more corporations or other business organizations in which the Corporation issues shares of its capital stock; or (iii) any other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for or converted into cash, securities of another corporation or business organization or other property, unless, in each case, the Corporation's stockholders of record immediately prior to such event shall (by virtue of the securities issued as a part of such event) hold at least 50% of the voting power of the surviving or acquiring Person immediately following such event; or (b) the sale, lease or transfer, in a single transaction or series of related transactions, by the Corporation or any subsidiary of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole.

            (C)  The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under subparagraph (A) of this paragraph (iv) of this subdivision (d), purchase or otherwise acquire such shares at such time and in such manner.

          (v)    Reacquired Shares.    Any shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Senior Preferred Stock and may be reissued as part of a new series of Senior Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

          (vi)    Liquidation, Dissolution or Winding Up.    Subject to the provision for adjustment set forth in paragraphs (ii) and (xi) of this subdivision (d), upon any liquidation, dissolution or winding up of the Corporation, the holders of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock at the time outstanding will be entitled to receive for each share of Series A Senior Non-Voting Equity-Equivalent Preferred Stock, out of the net assets of the Corporation available for distribution to shareholders (subject to the rights of the holders of any stock of the Corporation then outstanding ranking pari passu with the Series A Senior Non-Voting Equity-Equivalent Preferred Stock in respect of distributions upon any such liquidation, dissolution or winding up and before any amount shall be paid or distributed with respect to holders of any stock of the Corporation then outstanding ranking junior to the Series A Senior Non-Voting Equity-Equivalent Preferred Stock in respect of distributions upon any such liquidation, dissolution or winding up), a liquidating distribution in an amount equal to the greater of (x) the amount equal to the sum of (A) $0.01 and (B) the amount of any accrued and unpaid dividends pursuant to paragraph (ii)(B) of this subdivision (d) on such share of Series A Senior Non-Voting Equity-Equivalent Preferred Stock through the date of such liquidating distribution (the "Series A Accumulated Dividend") or (y) (A) the Series A Conversion Ratio multiplied by (B) the aggregate amount to be distributed per share to holders of Common Stock assuming all Series A Senior

  Non-Voting Equity-Equivalent Preferred Stock had been converted to Common Stock pursuant to paragraph (viii) of this subdivision (d).

          (vii)    Consolidation, Merger, etc.    Subject to the provision for adjustment set forth in paragraphs (ii) and (xi) of this subdivision (d), in case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the Series A Conversion Ratio multiplied by the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged; provided, however, that in connection with any merger, combination or other transaction contemplated by this paragraph (vii) solely among or between the Corporation and one or more subsidiaries of the Corporation, each share of Series A Senior Non-Voting Equity-Equivalent Preferred Stock shall be exchanged for a share of senior preferred stock in the ultimate surviving parent entity in such transaction, having substantially the same designations, relative rights and preferences as the Series A Senior Non-Voting Equity-Equivalent Preferred Stock.

          (viii)    Conversion at the Option of the Holder.    Subject to the provision for adjustment set forth in paragraphs (ii) and (xi) of this subdivision (d) and to paragraph (xiii) of this subdivision (d), at any time when (i) the conversion of all or a portion of the shares of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock held by a holder thereof would not result in a Change of Control or cause a Change of Control to occur or be occurring and (ii) the Board of Directors has authorized such conversion following the request of such holder (such authorization not to be unreasonably withheld), then such shares of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock shall become convertible, in whole or in part, at the option of each holder of Series A Senior Non-Voting Equity-Equivalent Preferred Stock, into the number of whole shares of Common Stock equal to the Series A Conversion Ratio per one (1) share of Series A Senior Non-Voting Equity-Equivalent Preferred Stock, with such adjustment or cash payment for fractional shares as the Corporation may elect pursuant to paragraph (x)(F) of this subdivision (d); provided, that such conversion shall not be permitted at any time when the Corporation lacks sufficient authorized but unissued shares of Common Stock to convert such Series A Senior Non-Voting Equity-Equivalent Preferred Stock into shares of Common Stock. Notwithstanding the foregoing, (i) no conversion of shares of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock pursuant to this paragraph (viii) of this subdivision (d) that would result in a Change of Control or cause a Change of Control to occur or be occurring shall be permitted, (ii) any purported conversion in contravention of the foregoing shall be null and void ab initio and (iii) any shares of Common Stock purported to be issued in connection with such conversion shall not have any rights with respect to the shares of Common Stock issuable upon conversion of such shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock, including voting rights, transfer or other disposition rights or rights to receive any dividends or other distributions with respect to such shares of Common Stock and such shares of Common Stock shall not be deemed to be outstanding for any purpose.

        "Change of Control" means any "person" or "group" (within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), becomes (other than as a result of a merger or consolidation) the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person will be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of more than 50% of the total voting power of all classes of the Voting Stock or currently exercisable warrants or options to acquire such Voting Stock.

        "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission thereunder.

        "Voting Stock" means the Common Stock and any other capital stock of the Corporation which ordinarily has voting power for the election of the Board of Directors whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

          (ix)    Automatic Conversion.    Subject to the provision for adjustment set forth in paragraphs (ii) and (xi) of this subdivision (d) and to paragraph (xiii) of this subdivision (d), immediately upon the occurrence of an "Ownership Conversion Event" (as defined below) (the "Ownership Conversion Date"), each share of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock held by the New Holder (as defined below) shall automatically and without any act on the part of such New Holder be converted into and become the number of whole shares of Common Stock equal to the Series A Conversion Ratio per one (1) share of Series A Senior Non-Voting Equity-Equivalent Preferred Stock, with such adjustment or cash payment for fractional shares as the Corporation may elect pursuant to paragraph (x)(F) of this subdivision (d); provided, that if an Ownership Conversion Event occurs at any time when the Corporation lacks sufficient authorized but unissued shares of Common Stock to convert all of the outstanding Series A Senior Non-Voting Equity-Equivalent Preferred Stock held by such New Holders into shares of Common Stock, such conversion shall not occur at such time, and instead, shall automatically occur immediately upon the first time thereafter at which the Corporation has sufficient authorized but unissued shares of Common Stock to convert all of the outstanding Series A Senior Non-Voting Equity-Equivalent Preferred Stock held by such New Holders into shares of Common Stock.

  An "Ownership Conversion Event" means a transfer of shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock to a holder (the "New Holder") that, assuming conversion of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock into Common Stock in the hands of such New Holder, would not result in a Change of Control or cause a Change of Control to occur or be occurring.

          (x)    Conversion Procedure.

            (A) For Optional Conversion. To exercise the conversion rights described in paragraph (viii) of this subdivision (d), a holder of Series A Senior Non-Voting Equity-Equivalent Preferred Stock shall:

               (I)  deliver a written notice to the Corporation at its principal office or, if so advised by the Corporation, at the office of the agency that may be maintained for such purpose (a "Series A Transfer Agent") specifying the number (in whole shares) of shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock to be converted, the name(s) in which the certificate(s) for shares of Common Stock issued in connection with such conversion shall be issued, and the total number of shares of Common Stock beneficially owned by such holder and its affiliates as of the date of such notice ("Optional Conversion Notice");

              (II)  surrender the certificates for such shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock to the Corporation or the Series A Transfer Agent, as applicable, accompanied, if so required by the Corporation or the Series A Transfer Agent, by a written instrument(s) of transfer in form reasonably satisfactory to the Corporation or the Series A Transfer Agent duly executed by the holder or its attorney duly authorized in writing; and

            (III)  pay any stock transfer, documentary, stamp or similar taxes payable in respect of the conversion that are not payable by the Corporation pursuant to paragraph (x)(D) of this subdivision (d).
      The date on which a Holder complies with the procedures in this paragraph (x)(A) of this subdivision (d) shall be the "      Series A Holder Conversion Date". Immediately upon conversion, the rights of the Holders of Series A Senior Non-Voting Equity-Equivalent Preferred Stock ,other than the right to receive any accrued but unpaid dividend pursuant to paragraph (ii)(A) of this subdivision (d), shall cease and the Persons entitled to receive the shares of Common Stock, upon the conversion of such shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock, shall be treated for all purposes as having become beneficial owners of such shares of Common Stock.

          (B)    Conversion.    Conversion of shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock into shares of Common Stock for which an Optional Conversion Notice has been given will occur immediately prior to 5:00 p.m. New York City time, on the Series A Holder Conversion Date, as applicable. Conversion of shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock into shares of Common Stock pursuant to paragraph (ix) of this subdivision (d) will occur immediately prior to 5:00 p.m. New York City time, on the Ownership Conversion Date without any action on the part of the holder of such shares.

          (C)    Effect of Conversion.    All shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock converted shall no longer be deemed outstanding as of the Ownership Conversion Date or the Series A Holder Conversion Date, as applicable, and all rights with respect to such shares shall immediately cease and terminate as of such time, other than the right of the holder to receive shares of Common Stock and payment in lieu of any fraction of a share in exchange therefor and the right of the holder to receive any accrued but unpaid dividends. For the avoidance of doubt, until 5:00 p.m. New York City time on the Ownership Conversion Date or the Series A Holder Conversion Date, as applicable, a holder of the shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock subject to conversion hereunder shall not have any rights with respect to the shares of Common Stock issuable upon conversion of such shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock, including voting rights, transfer or other disposition rights or rights to receive any dividends or other distributions with respect to such shares of Common Stock and such shares of Common Stock shall not be deemed to be outstanding for any purpose.

          (D)    Payment of Taxes.    The Corporation will pay any and all documentary, stamp or similar issue or transfer taxes (excluding, for the avoidance of doubt, any taxes measured in whole or in part by reference to income or gain) imposed under the laws of the United States or any state thereof and payable in respect of the issuance or delivery of shares of Common Stock on the conversion of shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock pursuant to paragraph (viii) or paragraph (ix) of this subdivision (d); provided, however, that the Corporation shall not be required to pay any such tax which may be payable in respect of any registration or transfer involved in the issuance or delivery of shares of Common Stock in a name other than that of the registered holder of Series A Senior Non-Voting Equity-Equivalent Preferred Stock converted or to be converted, and no such issuance or delivery shall be made unless and until the Person requesting such issue has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.

          (E)    Available Shares.    The Corporation shall at all times reserve and keep available for issuance upon the conversion of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the conversion of all outstanding shares of Series A Senior Non-Voting Equity-

  Equivalent Preferred Stock pursuant to any applicable provision of this subdivision (d), and shall take all action required (including promptly calling and holding one or more special meetings of the Board of Directors and the shareholders of the Corporation until such increase is approved in accordance with applicable law or regulation and the Certificate of Incorporation is so amended) to increase the authorized number of shares of Common Stock if at any time there shall be insufficient unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of Series A Senior Non-Voting Equity-Equivalent Preferred Stock.

          (F)    No Fractional Shares.    No fractional shares of Common Stock or securities representing fractional shares of Common Stock shall be issued upon conversion, whether voluntary or automatic, of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock. Instead, the Corporation may elect to either make a cash payment to each holder of Series A Senior Non-Voting Equity-Equivalent Preferred Stock that would otherwise be entitled to a fractional share (based on the Closing Sale Price of such fractional share determined as of the second trading day immediately prior to the payment thereof) or, in lieu of such cash payment, the number of shares of Common Stock to be issued to any particular holder of Series A Senior Non-Voting Equity-Equivalent Preferred Stock upon conversion shall be rounded up to the next whole share.

          (G)    Payment of Series A Accumulated Dividends.    Upon conversion, whether voluntary or automatic, of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock, if there are then any Series A Accumulated Dividends with respect to such Series A Senior Non-Voting Equity-Equivalent Preferred Stock, the Corporation shall not pay such Series A Accumulated Dividends at the time of such conversion, and instead, such Series A Accumulated Dividends shall continue to be payable in accordance with the terms of, and at the time specified in, the original declaration of such Series A Accumulated Dividend, to such lawful owners of record of such Series A Senior Non-Voting Equity-Equivalent Preferred Stock on the record date (or, if applicable, record dates) for such Series A Accumulated Dividends.

          (H)    Closing Sale Price.    For purposes of this paragraph (x) of this subdivision (d), "Closing Sale Price" of the Common Stock means, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional securities exchange, as reported by OTC Bulletin Board or Pink Sheets LLC. In the absence of such a quotation, the Closing Sale Price shall be an amount determined in good faith by the Board of Directors to be the fair value of the Common Stock.

        (xi)    Adjustments to the Conversion Rate.    In the event the Corporation shall at any time after the date hereof declare or pay any dividend on Common Stock payable in shares of Common Stock, or effect subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Common Stock, then in each such case, the Series A Conversion Ratio shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock (together with any other shares so reclassified) outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

        (xii)    Amendment.    The Restated Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock (a) so as to affect them adversely without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A

Senior Non-Voting Equity-Equivalent Preferred Stock, voting together as a single class or (b) so as to affect them favorably relative to the Common Stock (including, without limitation, to increase the voting power, dividend rights or liquidation preference of the Series A Senior Non-Voting Equity-Equivalent Preferred Stock) without the affirmative vote of holders of a majority of the Common Stock not held by holders of Series A Senior Non-Voting Equity-Equivalent Preferred Stock or by any of their Affiliates.

        (xiii)    Insufficient Authorized and Unissued Shares of Common Stock.    Notwithstanding anything to the contrary contained herein, and for the avoidance of doubt, the Series A Senior Non-Voting Equity-Equivalent Preferred Stock is not entitled to convert into shares of Common Stock and no such conversion shall occur, at any time when the Corporation lacks sufficient authorized but unissued shares of Common Stock to convert such Series A Senior Non-Voting Equity-Equivalent Preferred Stock into shares of Common Stock and, at any time prior to an Ownership Conversion Event, any such insufficiency of authorized and unissued shares of Common Stock (and the related restriction on the conversion of Series A Senior Non-Voting Equity-Equivalent Preferred Stock) shall not, in itself, be deemed to be a breach or default of any provision hereof, including, without limitation, paragraphs (viii), (ix) or (x) of this subdivision (d), or entitle the holder of any such Series A Senior Non-Voting Equity-Equivalent Preferred Stock to damages as a result of such insufficiency and prohibition on conversion.

        2.     Provisions Relating to Common Stock.

        (a)   Each share of Common Stock shall have identical rights and privileges to each other share of Common Stock in every respect. Common Stock shall be subject to the express terms of Preferred Stock and any series thereof. Except as may otherwise be provided in this Amended and Restated Certificate of Incorporation, in a Preferred Stock Designation or by applicable law, the holders of shares of Common Stock shall be entitled to one vote for each such share upon all questions presented to the stockholders. Each holder of Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation (as in effect at the time in question) and applicable law on all matters put to a vote of the stockholders of the Corporation.

        (b)   Notwithstanding the foregoing, except as otherwise required by applicable law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

        (c)   Subject to the prior rights and preferences, if any, applicable to shares of Preferred Stock or any series thereof, the holders of shares of Common Stock shall be entitled to receive ratably in proportion to the number of shares of Common Stock held by them such dividends and distributions (payable in cash, stock or otherwise), if any, as may be declared thereon by the Board at any time and from time to time out of any funds of the Corporation legally available therefor.

        (d)   In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock or any series thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them. A liquidation, dissolution or winding-up of the Corporation, as such terms are used in this paragraph (d), shall not be deemed to be occasioned by or to include any consolidation or merger of the Corporation with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or a part of the assets of the Corporation

        (e)   The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of either Common Stock or Preferred Stock voting separately as a class shall be required therefor.

        3.     General.

        (a)   Subject to the foregoing provisions of this Amended and Restated Certificate of Incorporation and any then-existing Preferred Stock Designation, the Corporation may issue shares of its Preferred Stock and Common Stock from time to time for such consideration (not less than the par value thereof) as may be fixed by the Board, which is expressly authorized to fix the same in its absolute and uncontrolled discretion subject to the foregoing conditions. Shares so issued for which the consideration shall have been paid or delivered to the Corporation shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon, and the holders of such shares shall not be liable for any further payments in respect of such shares.

        (b)   The Corporation shall have authority to create and issue rights and options entitling their holders to purchase shares of the Corporation's stock of any class or series or other securities of the Corporation, and such rights and options shall be evidenced by instrument(s) approved by the Board. The Board shall be empowered to set the exercise price, duration, times for exercise, and other terms of such options or rights; provided, however, that the consideration to be received for any shares of stock subject thereto shall not be less than the par value thereof.

        (c)   The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

        (d)   No stockholder shall, by reason of the holding of shares of any class or series of stock of the Corporation, have any preemptive or preferential right to acquire or subscribe for any shares or securities of any class, whether now or hereafter authorized, which may at any time be issued, sold or offered for sale by the Corporation, unless specifically provided for in the terms of a series of Preferred Stock.

        SIXTH: Business and Affairs of the Corporation.

        (a)   The business and affairs of the Corporation shall be managed by or under the direction of the Board. The directors, other than those who may be elected solely by the holders of any series of Preferred Stock specified in this Amended and Restated Certificate of Incorporated or the related Preferred Stock Designation, as applicable, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, with the initial term of office of the first class to expire at the 2015 annual meeting (the "Class III Directors"), the initial term of office of the second class to expire at the 2016 annual meeting (the "Class I Directors"), and the initial term of office of the third class to expire at the 2017 annual meeting (the "Class II Directors"), with each director to hold office until his successor shall have been duly elected and qualified. At each annual meeting of stockholders, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his successor shall have been duly elected and qualified. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III at the time such classification becomes effective. Subject to applicable law and the rights of the holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his predecessor. Any director elected to fill a vacancy resulting from an increase in the number of directors shall be elected as to such class of directors as necessary so that the numbers of the Class I Directors, Class II Directors and Class III Directors are as near to equal as possible. No decrease in the number of authorized directors constituting the Board shall shorten the term of any incumbent director.

        (b)   Prior to the earlier of (i) ten business days following the date on which First Reserve Fund XI, L.P. (the "Sponsor") and its Affiliates (as defined below) no longer beneficially own in the aggregate more than twenty-five percent (25%) in voting power of the then-outstanding shares of stock of the Corporation and (ii) the business day following public announcement by the Sponsor that the Sponsor has made an election that the "Trigger Date" has occurred (the earlier of (i) and (ii), the "Trigger Date"), subject to the rights of the holders of shares of any series of Preferred Stock, if any, to elect additional directors pursuant to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation thereunder), any director may be removed at any time, either for or without cause, upon the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, this Amended and Restated Certificate of Incorporation and the bylaws of the Corporation. For purposes of this Amended and Restated Certificate of Incorporation, beneficial ownership of shares shall be determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. On and after the Trigger Date, subject to the rights of the holders of shares of any series of Preferred Stock, if any, to elect additional directors pursuant to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation thereunder), any director may be removed only for cause, upon the affirmative vote of the holders of at least 66 2/3% in voting power of the then-outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, this Amended and Restated Certificate of Incorporation and the bylaws of the Corporation. The term "Affiliate" means, with respect to any person, (i) any person directly or indirectly controlling, controlled by or under common control with such person, (ii) any person directly or indirectly owning or controlling 10% or more of any class of outstanding equity securities of such person, or (iii) any officer, director, general partner, managing member or trustee of such first person or any such person described in clause (i) or (ii). The term "control," including the terms "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, or the power or authority to grant consents or waivers on behalf of such person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such person. As used in the preceding two sentences, the word "person" includes an individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, syndicate, trust, association, organization or other entity.

        (c)   Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, if any, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Board, provided that such number of directors shall be no less than one and, prior to the Trigger Date, no more than eight (provided that the Board may fix a number of directors that is greater than eight with the approval of the Sponsor). Unless and except to the extent that the bylaws of the Corporation so provide, the election of directors need not be by written ballot.

        SEVENTH: Prior to the Trigger Date, any action required or permitted to be taken at any annual meeting or special meeting of the stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. On and after the Trigger Date, subject to the rights of holders of any series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation at any annual meeting or special meeting of the stockholders of the Corporation may be taken without a meeting, without prior notice and with a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of all outstanding stock of the Corporation.

        EIGHTH: Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of stockholders of the Corporation may be called only by the Chief Executive Officer, the Chairman of the Board or the Board pursuant to a resolution adopted by a majority of the total number of directors that the Corporation would have if there were no vacancies; provided, however, that prior to the Trigger Date, special meetings of the stockholders of the Corporation may also be called by the Secretary of the Corporation at the request of the holders of record of twenty-five percent (25%) in voting power of the then-outstanding shares of stock of the Corporation. On and after the Trigger Date, subject to the rights of holders of any series of Preferred Stock, the stockholders of the Corporation do not have the power to call a special meeting of stockholders of the Corporation.

        NINTH: In furtherance of, and not in limitation of, the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to adopt, amend or repeal the bylaws of the Corporation without any action on the part of the stockholders of the Corporation; provided that any bylaw adopted or amended by the Board, and any powers thereby conferred, may be amended, altered or repealed by the stockholders of the Corporation. The provisions of this Article Ninth notwithstanding, the bylaws of the Corporation shall not be adopted, altered, amended or repealed by the stockholders of the Corporation (i) prior to the Trigger Date, except by the vote of holders of not less than 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, or (ii) on and after the Trigger Date, except by the vote of holders of not less than 66 2/3% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class. No bylaws hereafter made or adopted, nor any repeal of or amendment thereto, shall invalidate any prior act of the Board that was valid at the time it was taken.

        TENTH: No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it now exists. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the preceding sentence, a director of the Corporation shall not be liable to the fullest extent permitted by any amendment to the DGCL hereafter enacted that further limits the liability of a director.

        Any amendment, repeal or modification of this Article Tenth shall be prospective only and shall not affect any limitation on liability of a director for acts or omissions occurring prior to the date of such amendment, repeal or modification.

        ELEVENTH: Business Opportunities.

        (a)   To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the Sponsor or any of its Affiliates or any of their respective officers, directors, agents, shareholders, members, partners Affiliates (other than the Corporation and its subsidiaries) (each, a "Specified Party") or are business opportunities in which a Specified Party participates or desires to participate, even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Specified Party shall have no duty to communicate or offer such business opportunity to the Corporation and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its subsidiaries or any stockholder, for breach of any fiduciary or other duty, as a director or officer or controlling stockholder or otherwise, by reason of the fact that such Specified Party pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries. Notwithstanding the foregoing, a Specified Party who is a director of the Corporation and who is offered a business opportunity in his or her capacity as a director or officer of the Corporation (a "Directed Opportunity") shall be obligated to communicate such Directed Opportunity to the Corporation; provided, however, that all of the protections of this Article Eleventh shall otherwise apply to the Specified Parties with respect to such Directed Opportunity, including, without limitation, the ability of the Specified Parties to pursue or acquire such Directed Opportunity or to direct such Directed Opportunity to another person.

        (b)   Neither the amendment nor repeal of this Article Eleventh, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware law, any modification of law, shall eliminate, reduce or otherwise adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

        (c)   If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any paragraph of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Article Eleventh (including, without limitation, each such portion of any paragraph of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by applicable law.

        (d)   This Article Eleventh shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Amended and Restated Certificate of Incorporation, the bylaws of the Corporation or applicable law. Any person or entity purchasing or otherwise acquiring any interest in any securities of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article Eleventh.

        TWELFTH: The Corporation shall not be governed by or subject to the provisions of Section 203 of the DGCL as now in effect or hereafter amended, or any successor statute thereto.

        THIRTEENTH: The Corporation shall have the right, subject to any express provisions or restrictions contained in this Amended and Restated Certificate of Incorporation or bylaws of the

Corporation, from time to time, to amend this Amended and Restated Certificate of Incorporation or any provision hereof in any manner now or hereafter provided by applicable law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by this Amended and Restated Certificate of Incorporation or any amendment hereof are subject to such right of the Corporation.

        FOURTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Amended and Restated Certificate of Incorporation or the Corporation's bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Fifteenth.

        IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation as of this [    •    ] day of                        , 2015.

SABINE OIL & GAS CORPORATION
By:
Name:	David J. Sambrooks
Title:	President and Chief Executive Officer

[Signature Page to Amended and Restatede Certificate of Incorporation]

Annex C

AMENDED AND RESTATED BYLAWS
OF

SABINE OIL & GAS CORPORATION

Incorporated under the Laws of the State of Delaware

Date of Adoption: [    •    ], 2015

ARTICLE I
OFFICES AND RECORDS

        SECTION 1.1. Registered Office. The registered office of Sabine Oil & Gas Corporation (the "Corporation") in the State of Delaware shall be located at 1209 Orange Street, City of Wilmington, County of New Castle, and the name of the Corporation's registered agent at such address is The Corporation Trust Company. The registered office and registered agent of the Corporation may be changed from time to time by the board of directors of the Corporation (the "Board") in the manner provided by applicable law.

        SECTION 1.2. Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board may designate or as the business of the Corporation may from time to time require.

        SECTION 1.3. Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board.

ARTICLE II
STOCKHOLDERS

        SECTION 2.1. Annual Meeting. If required by applicable law, an annual meeting of the stockholders of the Corporation shall be held at such date, time and place, if any, either within or without the State of Delaware, and time as may be fixed by resolution of the Board. Any other proper business may be transacted at the annual meeting. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board upon public notice given prior to the date previously scheduled for such meeting.

        SECTION 2.2. Special Meeting. Special meetings of stockholders of the Corporation may be called only by the Chief Executive Officer, the Chairman of the Board or the Board pursuant to a resolution adopted by a majority of the total number of directors that the Corporation would have if there were no vacancies; provided, however, that prior to (i) ten (10) business days following the date on which First Reserve Fund XI, L.P. (the "Sponsor") and its Affiliates (as defined below) no longer beneficially own in the aggregate more than 25% in voting power of the then-outstanding shares of stock of the Corporation and (ii) the business day following public announcement by the Sponsor that the Sponsor has made an election that the Trigger Date has occurred (the earlier of (i) and (ii), the "Trigger Date"), special meetings of the stockholders of the Corporation may also be called by the Secretary of the Corporation at the request of the holders of record of twenty-five percent (25%) in voting power of the then-outstanding shares of stock of the Corporation. For purposes of these Bylaws, beneficial ownership of shares shall be determined in accordance with Rule 13d-3 promulgated under the Exchange Act. On and after the Trigger Date, subject to the rights of holders of any series of Preferred Stock, the stockholders of the Corporation do not have the power to call a special meeting of stockholders of the Corporation. The Board may postpone, reschedule or cancel any special meeting of the stockholders previously scheduled by the Board upon public notice given prior to the date previously scheduled for such meeting; provided, however, that prior to the Trigger Date, the Board may not postpone, reschedule or cancel any special meeting of the stockholders called at the request of the Sponsor or any of its Affiliates. The term "Affiliate" means, with respect to any person, (i) any person directly or indirectly controlling, controlled by or under common control with such person, (ii) any person directly or indirectly owning or controlling 10% or more of any class of outstanding equity securities of such person, or (iii) any officer, director, general partner, managing member or trustee of such first person or any such person described in clause (i) or (ii). The term "control," including the terms "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, or the power or authority to grant consents or waivers on behalf of such person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such person. As used in the preceding two sentences, the word "person" includes an individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, syndicate, trust, association, organization or other entity.

        SECTION 2.3. Record Date.

        (A)  In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by applicable law, not be more than 60 nor less than ten days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

        (B)  In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

        (C)  Unless otherwise restricted by the Amended and Restated Certificate of Incorporation of the Corporation, as it may be amended from time to time (the "Certificate of Incorporation"), in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board, (i) when no prior action of the

Board is required by applicable law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by applicable law, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

        SECTION 2.4. Stockholder List. The officer who has charge of the stock ledger shall prepare and make, at least ten days before every meeting of stockholders, a complete list of stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date), arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in the name of such stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either on a reasonably accessible electronic network (provided that the information required to gain access to the list is provided with the notice of the meeting) or during ordinary business hours at the principal place of business of the Corporation. The stock list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled by this section to examine the list required by this section or to vote in person or by proxy at any meeting of the stockholders.

        SECTION 2.5. Place of Meeting. The Board, the Chairman of the Board or the Chief Executive Officer, as the case may be, may designate the place of meeting for any annual meeting or for any special meeting of the stockholders. If no designation is so made, the place of meeting shall be the principal executive offices of the Corporation. The Board, acting in its sole discretion, may establish guidelines and procedures in accordance with applicable provisions of the Delaware General Corporation Law (the "DGCL") and any other applicable law for the participation by stockholders and proxyholders in a meeting of stockholders by means of remote communications, and may determine that any meeting of stockholders will not be held at any place but will be held solely by means of remote communication. Stockholders and proxyholders complying with such procedures and guidelines and otherwise entitled to vote at a meeting of stockholders shall be deemed present in person and entitled to vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication.

        SECTION 2.6. Notice of Meeting. Written or printed notice, stating the place, if any, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten days nor more than 60 days before the date of the meeting, in a manner pursuant to Section 7.7 hereof, to each stockholder of record entitled to vote at such meeting. The notice shall specify (i) the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), (ii) the place, if any, date and time of such meeting, (iii) the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, (iv) in the case of a special meeting, the purpose or purposes for which such meeting is called and (v) such other information as may be required by applicable law or as may be deemed appropriate by the Board, the Chairman of the Board or the Chief Executive Officer or the Secretary of the Corporation. If the stockholder list referred to in Section 2.4 of these Bylaws is made accessible on an electronic network, the notice of meeting must indicate how the stockholder list can be accessed. If the meeting of stockholders is to be held solely by means of electronic communications, the notice of meeting must provide the information required to access such stockholder list during the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation. The Corporation may provide stockholders with notice of a meeting by electronic transmission provided such stockholders have consented to receiving electronic notice in accordance with the DGCL. Such further notice shall be given as may be required by applicable law. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the notice of meeting. Meetings may be held without notice if all stockholders entitled to vote are present, or if notice is waived by those not present in accordance with Section 7.4 of these Bylaws.

        SECTION 2.7. Quorum and Adjournment of Meetings.

        (A)  Except as otherwise provided by applicable law or by the Certificate of Incorporation, the holders of a majority in voting power of the then-outstanding shares of stock of the Corporation entitled to vote at the meeting (the "Voting Stock"), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority in voting power of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The chairman of the meeting or a majority of the shares so represented may adjourn the meeting from time to time, whether or not there is such a quorum; provided, that prior to the Trigger Date, if there is a quorum at any special meeting called at the request of the stockholders, the chairman of the meeting may not adjourn such meeting without the consent of the stockholders present. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

        (B)  Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting.

        SECTION 2.8. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such other manner prescribed by the DGCL) by the stockholder or by his duly authorized attorney-in-fact. Any copy, facsimile transmission or other reliable reproduction of the writing or transmission created pursuant to this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or transmission. No proxy may be voted or acted upon after the expiration of three years from the date of such proxy, unless such proxy provides for a longer period. Every proxy is revocable at the pleasure of the stockholder executing it unless the proxy states that it is irrevocable and applicable law makes it irrevocable. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by filing another duly executed proxy bearing a later date with the Secretary of the Corporation.

        SECTION 2.9. Notice of Stockholder Business and Nominations.

        (A)  Annual Meetings of Stockholders.

          (1)   Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders at an annual meeting of stockholders may be made only

  (a) pursuant to the Corporation's notice of meeting (or any supplement thereto), (b) by or at the direction of the Board or any committee thereof or (c) by any stockholder of the Corporation who (i) was a stockholder of record at the time of giving of notice provided for in these Bylaws and at the time of the annual meeting, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in these Bylaws as to such business or nomination; Section 2.9(A)(1)(c) of these Bylaws shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Exchange Act, and included in the Corporation's notice of meeting) before an annual meeting of the stockholders.

          (2)   For any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.9(A)(1)(c) of these Bylaws, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action under the DGCL. To be timely, a stockholder's notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. Notwithstanding the foregoing, the notice requirements in the immediately preceding sentence shall not apply to the Sponsor so long as the Sponsor and its Affiliates hold in the aggregate at least 25% in voting power of the then-outstanding shares of stock of the Corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above. To be in proper form, a stockholder's notice (whether given pursuant to this Section 2.9(A)(2) or Section 2.9(B)) to the Secretary of the Corporation must:

          (a)   set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, if any, (ii) (A) the class or series and number of shares of the Corporation that are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of stock of the Corporation or otherwise (a "Derivative Instrument"), directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (C) a description of any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder has a right to vote any shares of any security of the Corporation, (D) any short interest in any security of the Corporation (for purposes of these Bylaws a person shall be deemed to have a "short interest" in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (G) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder's immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than ten days after the record date for the meeting to disclose such ownership as of the record date), (iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (iv) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting, and (v) a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Corporation's outstanding stock required to approve or adopt the proposal or to elect each such nominee or (y) otherwise to solicit proxies from stockholders in support of such proposal or nomination. If requested by the Corporation, the information required under clauses (a)(i) and (ii) of the preceding sentence of this Section 2.9(A)(2) shall be supplemented by such stockholder and any such beneficial owner not later than ten days after the record date for notice of the meeting to disclose such information as of such record date;

          (b)   if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, set forth (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business and (ii) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

          (c)   set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and

          (d)   with respect to each nominee for election or reelection to the Board, include a completed and signed questionnaire, representation and agreement required by Section 2.9(A)(2) of these

  Bylaws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

          (3)   Notwithstanding anything in the second sentence of Section 2.9(A)(2) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by these Bylaws shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

          (4)   The foregoing notice requirements of this Section 2.9(A) shall be deemed satisfied by a stockholder with respect to business or a nomination if such stockholder has notified the Corporation of his intention to present a proposal or make a nomination at an annual meeting in compliance with the applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal or nomination has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting.

        (B)  Special Meetings of Stockholders.

        Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to a notice of meeting (a) by or at the direction of the Board or any committee thereof (or stockholders pursuant to Article Seventh of the Certificate of Incorporation and Section 2.2 of these Bylaws prior to the Trigger Date) or (b) provided that if the Board (or stockholders pursuant to Article Eighth of the Certificate of Incorporation and Section 2.2 of these Bylaws prior to the Trigger Date) has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (i) is a stockholder of record at the time of giving of notice provided for in these Bylaws and at the time of the special meeting, (ii) is entitled to vote at the meeting, and (iii) complies with the notice procedures set forth in these Bylaws. In the event a special meeting of stockholders is called for the purpose of electing one or more directors to the Board, any stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by Section 2.9(A)(2) of these Bylaws with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by Section 2.9(A)(2) of these Bylaws) shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

        (C)  General.

          (1)   Only such persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible to serve as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in these Bylaws. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall be disregarded.

          (2)   For purposes of these Bylaws, "public announcement" shall mean disclosure in a press release reported by Dow Jones News Service, the Associated Press, or any other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

          (3)   Notwithstanding the foregoing provisions of these Bylaws, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these Bylaws; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 2.9(A)(1)(c) or Section 2.9(B) of these Bylaws. Nothing in these Bylaws shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of preferred stock of the Corporation ("Preferred Stock") if and to the extent provided for under applicable law, the Certificate of Incorporation or these Bylaws.

          (4)   The Corporation may require any proposed stockholder nominee for director to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation. Unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) making a nomination or proposal under this Section 2.9 does not appear at a meeting of stockholders to present such nomination or proposal, the nomination shall be disregarded and the proposed business shall not be transacted, as the case may be, notwithstanding that proxies in favor thereof may have been received by the Corporation. For purposes of this Section 2.9, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

        SECTION 2.10. Conduct of Business. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

        SECTION 2.11. Required Vote. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, at any meeting at which directors are to be elected, so long as a quorum is present, the directors shall be elected by a plurality of the votes validly cast in such election. Unless otherwise provided in the Certificate of Incorporation, cumulative voting for the election of directors shall be prohibited. Except as otherwise provided by applicable law, the rules and regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation, or these Bylaws, in all matters other than the election of directors and certain non-binding advisory votes described below, the affirmative vote of a majority in voting power of the then-outstanding shares of stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders. In non-binding advisory matters with more than two possible vote choices, the affirmative vote of a plurality in voting power of the then-outstanding shares of stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the recommendation of the stockholders.

        SECTION 2.12. Treasury Stock. The Corporation shall not vote, directly or indirectly, shares of its own stock owned by it or any other corporation, if a majority of shares entitled to vote in the election of directors of such corporation is held, directly or indirectly by the Corporation, and such shares will not be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or such other corporation, to vote stock of the Corporation held in a fiduciary capacity.

        SECTION 2.13. Inspectors of Elections; Opening and Closing the Polls. At any meeting at which a vote is taken by ballots, the Board by resolution may, and when required by applicable law, shall, appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders and the appointment of an inspector is required by applicable law, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his duties, shall take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of his ability. The inspectors shall have the duties prescribed by applicable law.

        SECTION 2.14. Stockholder Action by Written Consent. The right, if any, of the stockholders to take action by written consent shall be as set forth in Article Seventh of the Certificate of Incorporation.

ARTICLE III
BOARD OF DIRECTORS

        SECTION 3.1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board elected in accordance with these Bylaws. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of

Incorporation or by these Bylaws required to be exercised or done by the stockholders. The directors shall act only as a Board, and the individual directors shall have no power as such.

        SECTION 3.2. Number, Tenure and Qualifications. The number, election and term of directors shall be as provided for in the Certificate of Incorporation.

        SECTION 3.3. Regular Meetings. Subject to Section 3.5, regular meetings of the Board shall be held on such dates, and at such times and places, as are determined from time to time by resolution of the Board.

        SECTION 3.4. Special Meetings. Special meetings of the Board shall be called at the request of the Chairman of the Board, the Chief Executive Officer or a majority of the Board then in office. The person or persons authorized to call special meetings of the Board may fix the place, if any, and time of the meetings. Any business may be conducted at a special meeting of the Board.

        SECTION 3.5. Notice. Notice of any meeting of directors shall be given to each director at his business or residence in writing by hand delivery, first-class or overnight mail, courier service or facsimile or electronic transmission or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five days before such meeting. If by overnight mail or courier service, such notice shall be deemed adequately delivered when the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by facsimile or electronic transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least 24 hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least 24 hours prior to the time set for the meeting and shall be confirmed by facsimile or electronic transmission that is sent promptly thereafter. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice of such meeting, except for amendments to these Bylaws, as provided under Section 8.1. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 7.4 of these Bylaws.

        SECTION 3.6. Action by Consent of Board. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, including by electronic transmission, and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee. Such consent shall have the same force and effect as a unanimous vote at a meeting, and may be stated as such in any document or instrument filed with the Secretary of State of the State of Delaware.

        SECTION 3.7. Conference Telephone Meetings. Members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting, except where such person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

        SECTION 3.8. Quorum. Subject to Section 3.9, a whole number of directors equal to at least a majority of the Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice unless (i) the date, time and place, if any, of the adjourned meeting are not announced at the time of adjournment, in which case notice conforming to the requirements of Section 3.5 of these Bylaws shall be given to each director, or (ii) the meeting is adjourned for more than 24 hours, in which case the notice referred to in clause (i) shall be given to those directors not present at the announcement of the date, time and place of the adjourned meeting.

The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

        SECTION 3.9. Vacancies. Subject to applicable law, the rights of holders of any series of Preferred Stock and the Certificate of Incorporation, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his predecessor. No decrease in the number of authorized directors constituting the Board shall shorten the term of any incumbent director.

        SECTION 3.10. Removal. Until the Trigger Date, subject to the rights of the holders of shares of any series of Preferred Stock, if any, to elect additional directors pursuant to the Certificate of Incorporation (including any certificate of designation thereunder), any director may be removed at any time, either for or without cause, upon the affirmative vote of the holders of a majority in voting power of the then-outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, the Certificate of Incorporation and these Bylaws. On and after the Trigger Date, subject to the rights of the holders of shares of any series of Preferred Stock, if any, to elect additional directors pursuant to the Certificate of Incorporation (including any certificate of designation thereunder), any director may be removed only for cause, upon the affirmative vote of the holders of at least 66 2/3% in voting power of the then-outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, the Certificate of Incorporation and these Bylaws.

        SECTION 3.11. Records. The Board shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

        SECTION 3.12. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have authority to fix the compensation of directors, including fees and reimbursement of expenses. The Corporation will cause each non-employee director serving on the Board to be reimbursed for all reasonable out-of-pocket costs and expenses incurred by him in connection with such service.

        SECTION 3.13. Regulations. To the extent consistent with applicable law, the Certificate of Incorporation and these Bylaws, the Board may adopt such rules and regulations for the conduct of meetings of the Board and for the management of the affairs and business of the Corporation as the Board may deem appropriate.

ARTICLE IV
COMMITTEES

        SECTION 4.1. Designation; Powers. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Any such committee, to the extent permitted by applicable law and to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

        SECTION 4.2. Procedure; Meetings; Quorum. Any committee designated pursuant to Section 4.1 shall choose its own chairman by a majority vote of the members then in attendance in the event the chairman has not been selected by the Board, shall keep regular minutes of its proceedings and report the same to the Board when requested, and shall meet at such times and at such place or places as may be provided by the charter of such committee or by resolution of such committee or resolution of the Board. At every meeting of any such committee, the presence of a majority of all the members thereof shall constitute a quorum and the affirmative vote of a majority of the members present shall be necessary for the adoption by it of any resolution. The Board shall adopt a charter for each committee for which a charter is required by applicable laws, regulations or stock exchange rules, may adopt a charter for any other committee, and may adopt other rules and regulations for the governance of any committee not inconsistent with the provisions of these Bylaws or any such charter, and each committee may adopt its own rules and regulations of governance, to the extent not inconsistent with these Bylaws or any charter or other rules and regulations adopted by the Board.

        SECTION 4.3. Substitution of Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of the absent or disqualified member.

ARTICLE V
OFFICERS

        SECTION 5.1. Officers. The officers of the Corporation shall be a Chairman of the Board, a Chief Executive Officer, a Secretary, a Treasurer and such other officers as the Board from time to time may deem proper. The Chairman of the Board shall be chosen from among the directors. All officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article V. Such officers shall also have such powers and duties as from time to time may be conferred by the Board or by any committee thereof. The Board or any committee thereof may from time to time elect, or the Chairman of the Board or Chief Executive Officer may appoint, such other officers (including one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers) and such agents, as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board or such committee thereof or by the Chairman of the Board or Chief Executive Officer, as the case may be. For the avoidance of doubt, the term Vice President shall refer to an officer elected by the Board as Vice President and shall not include any employees of the Corporation whose employment title is "Vice President" unless such individual has been elected as a Vice President of the Corporation in accordance with these Bylaws.

        SECTION 5.2. Election and Term of Office. The officers of the Corporation shall be elected or appointed from time to time by the Board. Each officer shall hold office until his successor shall have been duly elected or appointed and shall have qualified or until his death or until he shall resign, but any officer may be removed from office at any time by the affirmative vote of a majority of the Board or, except in the case of an officer or agent elected by the Board, by the Chairman of the Board or Chief Executive Officer. Such removal shall be without prejudice to the contractual rights, if any, of the person so removed. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his successor, his death, his resignation or his removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

        SECTION 5.3. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board. The Chairman of the Board shall be responsible for the general management of the affairs of the Corporation and shall perform all duties incidental to his office that may be required by law and all such other duties as are properly required of him by the Board. He shall make reports to the Board and the stockholders, and shall see that all orders and resolutions of the Board and of any committee thereof are carried into effect. The Chairman of the Board may also serve as Chief Executive Officer, if so elected by the Board.

        SECTION 5.4. Chief Executive Officer. The Chief Executive Officer shall act in a general executive capacity and shall assist the Chairman of the Board in the administration and operation of the Corporation's business and general supervision of its policies and affairs. The Chief Executive Officer shall, in the absence of or because of the inability to act of the Chairman of the Board, perform all duties of the Chairman of the Board and preside at all meetings of stockholders and of the Board. The Chief Executive Officer shall have the authority to sign, in the name and on behalf of the Corporation, checks, orders, contracts, leases, notes, drafts and all other documents and instruments in connection with the business of the Corporation.

        SECTION 5.5. President. The President, if any, shall have such powers and shall perform such duties as shall be assigned to him by the Board.

        SECTION 5.6. Senior Vice Presidents and Vice Presidents. Each Senior Vice President and Vice President, if any, shall have such powers and shall perform such duties as shall be assigned to him by the Board.

        SECTION 5.7. Treasurer. The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board, or in such banks as may be designated as depositaries in the manner provided by resolution of the Board. He shall have such further powers and duties and shall be subject to such directions as may be granted or imposed upon him from time to time by the Board, the Chairman of the Board or the Chief Executive Officer.

        SECTION 5.8. Secretary. The Secretary shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board, the committees of the Board and the stockholders; he shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by applicable law; he shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal; and he shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, he shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board, the Chairman of the Board or the Chief Executive Officer.

        SECTION 5.9. Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board for the unexpired portion of the term at any meeting of the Board. Any vacancy in an office appointed by the Chairman of the Board or the Chief Executive Officer because of death, resignation, or removal may be filled by the Chairman of the Board or the Chief Executive Officer.

        SECTION 5.10. Action with Respect to Securities of Other Corporations. Unless otherwise directed by the Board, the Chief Executive Officer shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of security holders of or with respect to any action of security holders of any other corporation in which the Corporation may hold securities and otherwise to exercise any and all rights and powers that the Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE VI
STOCK CERTIFICATES AND TRANSFERS

        SECTION 6.1. Stock Certificates and Transfers. The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock may be uncertificated or electronic shares. The shares of the stock of the Corporation shall be entered in the books of the Corporation as they are issued and shall exhibit the holder's name and number of shares. Subject to the provisions of the Certificate of Incorporation, the shares of the stock of the Corporation shall be transferred on the books of the Corporation, which may be maintained by a third-party registrar or transfer agent, by the holder thereof in person or by his attorney, upon surrender for cancellation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require or upon receipt of proper transfer instructions from the registered holder of uncertificated shares and upon compliance with appropriate procedures for transferring shares in uncertificated form, at which time the Corporation shall issue a new certificate to the person entitled thereto (if the stock is then represented by certificates), cancel the old certificate and record the transaction upon its books.

        Each certificated share of stock shall be signed, countersigned and registered in such manner as the Board may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

        SECTION 6.2. Lost, Stolen or Destroyed Certificates. No certificate for shares or uncertificated shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board or any financial officer may in its or his discretion require.

        SECTION 6.3. Ownership of Shares. The Corporation shall be entitled to treat the holder of record of any share or shares of stock of the Corporation as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

        SECTION 6.4. Regulations Regarding Certificates. The Board shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration or the replacement of certificates for shares of stock of the Corporation. The Corporation may enter into additional agreements with stockholders to restrict the transfer of stock of the Corporation in any manner not prohibited by the DGCL.

ARTICLE VII
MISCELLANEOUS PROVISIONS

        SECTION 7.1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December of each year.

        SECTION 7.2. Dividends. Except as otherwise provided by law or the Certificate of Incorporation, the Board may from time to time declare, and the Corporation may pay, dividends on its outstanding shares of stock, which dividends may be paid in either cash, property or shares of stock of the Corporation. A member of the Board, or a member of any committee designated by the Board, shall be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, as to the value and amount of the assets, liabilities or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.

        SECTION 7.3. Seal. The corporate seal shall have inscribed thereon the words "Corporate Seal," the year of incorporation and around the margin thereof the words "Sabine Oil & Gas Corporation."

        SECTION 7.4. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, including by electronic transmission, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board or committee thereof need be specified in any waiver of notice of such meeting. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

        SECTION 7.5. Resignations. Any director or any officer, whether elected or appointed, may resign at any time by giving written notice, including by electronic transmission, of such resignation to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board or the stockholders to make any such resignation effective.

        SECTION 7.6. Indemnification and Advancement of Expenses.

        (A)  The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (a "Covered Person"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all expenses, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding.

        (B)  The Corporation shall, to the fullest extent not prohibited by applicable law as it presently exists or may hereafter be amended, pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Section 7.6 or otherwise.

        (C)  The rights to indemnification and advancement of expenses under this Section 7.6 shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 7.6, except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the Board.

        (D)  If a claim for indemnification under this Section 7.6 (following the final disposition of such proceeding) is not paid in full within sixty days after the Corporation has received a claim therefor by the Covered Person, or if a claim for any advancement of expenses under this Section 7.6 is not paid in full within thirty days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Covered Person shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Covered Person shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by applicable law. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

        (E)  The rights conferred on any Covered Person by this Section 7.6 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, any provision of the Certificate of Incorporation, these Bylaws, any agreement or vote of stockholders or disinterested directors or otherwise.

        (F)  This Section 7.6 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

        (G)  Any Covered Person entitled to indemnification and/or advancement of expenses, in each case pursuant to this Section 7.6, may have certain rights to indemnification, advancement and/or insurance provided by one or more persons with whom or which such Covered Person may be associated (including, without limitation, the Sponsor). The Corporation hereby acknowledges and agrees that (i) the Corporation shall be the indemnitor of first resort with respect to any proceeding, expense, liability or matter that is the subject of this Section 7.6, (ii) the Corporation shall be primarily liable for all such obligations and any indemnification afforded to a Covered Person in respect of a proceeding, expense, liability or matter that is the subject of this Section 7.6, whether created by law, organizational or constituent documents, contract or otherwise, (iii) any obligation of any persons with whom or which a Covered Person may be associated (including, without limitation, the Sponsor) to indemnify such Covered Person and/or advance expenses or liabilities to such Covered Person in respect of any proceeding shall be secondary to the obligations of the Corporation hereunder, (iv) the Corporation shall be required to indemnify each Covered Person and advance expenses to each Covered Person hereunder to the fullest extent provided herein without regard to any rights such Covered Person may have against any other person with whom or which such Covered Person may be associated (including, without limitation, the Sponsor) or insurer of any such person, and (v) the Corporation irrevocably waives, relinquishes and releases any other person with whom or which a Covered Person may be associated (including, without limitation, the Sponsor) from any claim of contribution, subrogation or any other recovery of any kind in respect of amounts paid by the Corporation hereunder.

        SECTION 7.7. Notices. Except as otherwise specifically provided herein or required by applicable law, all notices required to be given to any stockholder, director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by commercial courier service, or by facsimile or other electronic transmission, provided that notice to stockholders by electronic transmission shall be given in the manner provided in Section 232 of the DGCL. Any such notice shall be addressed to such stockholder, director, officer, employee or agent at his last known address as the same appears on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively, notice to any stockholder shall be deemed given: (1) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (3) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; (4) if by any other form of electronic transmission, when directed to the stockholder; and (5) if by mail, when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation.

        SECTION 7.8. Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board or a committee thereof.

        SECTION 7.9. Time Periods. In applying any provision of these Bylaws that require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

        SECTION 7.10. Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board, and each officer of the Corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the records of the Corporation and upon information, opinions, reports or statements presented to the Corporation by any of the Corporation's officers or employees, or committees designated by the Board, or by any other person as to the matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE VIII
AMENDMENTS

        SECTION 8.1. Amendments. Subject to the provisions of the Certificate of Incorporation, these Bylaws may be amended, altered or repealed (a) by resolution adopted by a majority of the directors present at any special or regular meeting of the Board at which a quorum is present if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting, (b) until the Trigger Date, at any regular or special meeting of the stockholders upon the affirmative vote of at least a majority in voting power of the then-outstanding shares of stock of the Corporation entitled to vote in the election of directors if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting, or (c) on and after the Trigger Date, at any regular or special meeting of the stockholders upon the affirmative vote of at least 66 2/3% in voting power of the then-outstanding shares of stock of the Corporation entitled to vote in the election of directors if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting.

        Notwithstanding the foregoing, Sections 3.9 and 3.10 and this paragraph of Section 8.1 may only be amended, altered or repealed (a) until the Trigger Date, at any regular or special meeting of the stockholders upon the affirmative vote of at least a majority in voting power of the then-outstanding shares of stock of the Corporation entitled to vote thereon if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting, or (b) on and after the Trigger Date, at any regular or special meeting of the stockholders upon the affirmative vote of at least 66 2/3% in voting power of the then-outstanding shares of stock of the Corporation entitled to vote thereon if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting.

        Notwithstanding the foregoing, no amendment, alteration or repeal of Section 7.6 shall adversely affect any right or protection existing under these Bylaws immediately prior to such amendment, alteration or repeal, including any right or protection of a present or former director, officer or employee thereunder in respect of any act or omission occurring prior to the time of such amendment.

Annex D

SABINE OIL & GAS CORPORATION
2014 LONG-TERM INCENTIVE PLAN

Amended and Restated effective as of [                ], 2015

D-i

D-ii

SABINE OIL & GAS CORPORATION

2014 Long Term Incentive Plan,

Amended and Restated effective as of [                        ], 2015

        1.    Purpose.    The purpose of the Sabine Oil & Gas Corporation 2014 Long Term Incentive Plan (the "Plan") is to provide a means through which Sabine Oil & Gas Corporation, a New York corporation (the "Company"), and its Subsidiaries may attract and retain able persons as employees, directors and consultants of the Company, and its Subsidiaries, and to provide a means whereby those persons upon whom the responsibilities of the successful administration and management of the Company, and its Subsidiaries, rest, and whose present and potential contributions to the welfare of the Company, and its Subsidiaries, are of importance, can acquire and maintain stock ownership, or awards the value of which is tied to the performance of the Company, thereby strengthening their concern for the welfare of the Company, and its Subsidiaries, and their desire to remain employed. A further purpose of this Plan is to provide such employees, directors and consultants with additional incentive and reward opportunities designed to enhance the profitable growth of the Company. Accordingly, this Plan provides for Options, Restricted Stock Awards, Restricted Stock Units, Stock Appreciation Rights, Dividend Equivalents, Bonus Stock, Other Stock-Based Awards, Annual Incentive Awards, Performance Awards, or any combination of the foregoing, as is best suited to the circumstances of the particular individual as provided herein.

        2.    Definitions.    For purposes of this Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof:

          (a)   "Annual Incentive Award" means a conditional right granted to an Eligible Person under Section 8(c) hereof to receive a cash payment, Stock or other Award, unless otherwise determined by the Committee, after the end of a specified year.

          (b)   "Award" means any Option, SAR, Restricted Stock Award, Restricted Stock Unit, Bonus Stock, Dividend Equivalent, Other Stock-Based Award, Performance Award or Annual Incentive Award, together with any other right or interest granted to a Participant under this Plan.

          (c)   "Beneficiary" means one or more persons, trusts or other entities which have been designated by a Participant, in his or her most recent written beneficiary designation filed with the Committee, to receive the benefits specified under this Plan upon such Participant's death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(a) hereof. If, upon a Participant's death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the persons, trusts or other entities entitled by will or the laws of descent and distribution to receive such benefits.

          (d)   "Board" means the Company's Board of Directors.

          (e)   "Bonus Stock" means Stock granted as a bonus pursuant to Section 6(f).

          (f)    "Business Day" means any day other than a Saturday, a Sunday, or a day on which banking institutions in the state of Texas are authorized or obligated by law or executive order to close.

          (g)   "Change in Control" means, except as otherwise provided in an Award Agreement, the occurrence of any of the following events:

              (i)  The consummation of an agreement to acquire or the consummation of a tender offer for beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by any Person, of 50% or more of either (x) the then outstanding shares of Stock (the "Outstanding Stock") or (y) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the

    "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company or (D) any acquisition by any entity pursuant to a transaction that complies with clauses (A), (B) and (C) of paragraph (iii) below;

             (ii)  Individuals who constitute the Incumbent Board cease for any reason to constitute at least a majority of the Board;

            (iii)  Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another entity (a "Business Combination"), in each case, unless, following such Business Combination, (A) the Outstanding Stock and Outstanding Company Voting Securities immediately prior to such Business Combination represent or are converted into or exchanged for securities which represent or are convertible into more than 50% of, respectively, the then outstanding shares of common stock or common equity interests and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or other governing body, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company, or all or substantially all of the Company's assets either directly or through one or more subsidiaries), (B) no Person (excluding any employee benefit plan (or related trust) of the Company or the entity resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock or common equity interests of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or other governing body of such entity except to the extent that such ownership results solely from ownership of the Company that existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors or similar governing body of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

            (iv)  Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, with respect to an Award that provides for a deferral of compensation under the Nonqualified Deferred Compensation Rules and with respect to which a Change in Control would accelerate vesting or settlement, to the extent required in order to avoid the imposition of penalties under the Nonqualified Deferred Compensation Rules, "Change in Control" shall mean an event that qualifies both as a "Change in Control" as defined in this Section 2(g) as well as a "change in ownership," "change in effective control" or "change in ownership of a substantial portion of the assets" of the Company, in each case as defined in the Nonqualified Deferred Compensation Rules.

          (h)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

          (i)    "Committee" means a committee of two or more directors designated by the Board to administer this Plan; provided, however, that, unless otherwise determined by the Board, the Committee shall consist solely of two or more directors, each of whom shall be a Qualified Member (except to the extent administration of this Plan by "outside directors" is not then required in order to qualify for tax deductibility under section 162(m) of the Code).

          (j)    "Covered Employee" means an Eligible Person who is a Covered Employee as specified in Section 8(e) of this Plan.

          (k)   "Dividend Equivalent" means a right, granted to an Eligible Person under Section 6(g), to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

          (l)    "Effective Date" means the date immediately prior to the date upon which the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated July 9, 2014, by and among the Company, Sabine Investor Holdings LLC, Sabine Oil & Gas Holdings LLC, Sabine Oil & Gas Holdings II LLC, Sabine Oil & Gas LLC, and FR XI Onshore AIV, LLC are consummated.

          (m)  "Eligible Person" means all officers and employees of the Company or of any of its Subsidiaries, and other persons who provide services to the Company or any of its Subsidiaries, including directors of the Company. An employee on leave of absence may be considered as still in the employ of the Company or any of its Subsidiaries for purposes of eligibility for participation in this Plan.

          (n)   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

          (o)   "Fair Market Value" means, as of any specified date, (i) if the Stock is listed on a national securities exchange, the closing sales price of the Stock, as reported on the stock exchange composite tape on that date (or if no sales occur on that date, on the last preceding date on which such sales of the Stock are so reported); (ii) if the Stock is not traded on a national securities exchange but is traded over the counter at the time a determination of its fair market value is required to be made under the Plan, the average between the reported high and low bid and asked prices of Stock on the most recent date on which Stock was publicly traded; (iii) in the event Stock is not publicly traded at the time a determination of its value is required to be made under the Plan, the amount determined by the Committee in its discretion in such manner as it deems appropriate, taking into account all factors the Committee deems appropriate including, without limitation, the Nonqualified Deferred Compensation Rules; or (iv) on the date of a Qualifying Public Offering of Stock, the offering price under such Qualifying Public Offering. Notwithstanding the foregoing, for purposes of determining fair market value in connection with settlement of an Award and any associated tax withholding, the specified date shall, unless a violation of the Nonqualified Deferred Compensation Rules would result, be deemed to be the date immediately preceding the vesting or exercise, as applicable, of the Award.

          (p)   "Incentive Stock Option" or "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of section 422 of the Code or any successor provision thereto.

          (q)   "Incumbent Board" means the portion of the Board constituted of the individuals who are members of the Board as of the Effective Date and any other individual who becomes a director of the Company after the Effective Date and whose election or appointment by the Board or nomination for election by the Company's stockholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board.

          (r)   "Nonqualified Deferred Compensation Rules" means the limitations or requirements of section 409A of the Code and the guidance and regulations promulgated thereunder.

          (s)   "Option" means a right, granted to an Eligible Person under Section 6(b) hereof, to purchase Stock or other Awards at a specified price during specified time periods.

          (t)    "Other Stock-Based Awards" means Awards granted to an Eligible Person under Section 6(i) hereof.

          (u)   "Participant" means a person who has been granted an Award under this Plan which remains outstanding, including a person who is no longer an Eligible Person.

          (v)   "Performance Award" means a right, granted to an Eligible Person under Section 8 hereof, to receive Awards based upon performance criteria specified by the Committee.

          (w)  "Person" means any person or entity of any nature whatsoever, specifically including an individual, a firm, a company, a corporation, a partnership, a limited liability company, a trust or other entity; a Person, together with that Person's Affiliates and Associates (as those terms are defined in Rule 12b-2 under the Exchange Act, provided that "registrant" as used in Rule 12b-2 shall mean the Company), and any Persons acting as a partnership, limited partnership, joint venture, association, syndicate or other group (whether or not formally organized), or otherwise acting jointly or in concert or in a coordinated or consciously parallel manner (whether or not pursuant to any express agreement), for the purpose of acquiring, holding, voting or disposing of securities of the Company with such Person, shall be deemed a single "Person."

          (x)   "Qualifying Public Offering" means a firm commitment underwritten public offering of Stock for cash where the shares of Stock registered under the Securities Act are listed on a national securities exchange.

          (y)   "Qualified Member" means a member of the Committee who is a "nonemployee director" within the meaning of Rule 16b-3(b)(3), an "outside director" within the meaning of Treasury Regulation 1.162-27 under section 162(m) of the Code and "independent" within the meaning of any applicable stock exchange listing rules or similar regulatory authority.

          (z)   "Restricted Stock" means Stock granted to an Eligible Person under Section 6(d) hereof, that is subject to certain restrictions and to a risk of forfeiture.

          (aa) "Restricted Stock Unit" means a right, granted to an Eligible Person under Section 6(e) hereof, to receive Stock, cash or a combination thereof at the end of a specified period.

          (bb) "Rule 16b-3" means Rule 16b-3, promulgated by the Securities and Exchange Commission under section 16 of the Exchange Act, as from time to time in effect and applicable to this Plan and Participants.

          (cc) "Securities Act" means the Securities Act of 1933 and the rules and regulations promulgated thereunder, or any successor law, as it may be amended from time to time.

          (dd) "Stock" means the Company's Common Stock, par value $0.10 per share, and such other securities as may be substituted (or resubstituted) for Stock pursuant to Section 9.

          (ee) "Stock Appreciation Right" or "SAR" means a right granted to an Eligible Person under Section 6(c) hereof.

          (ff)  "Subsidiary" means with respect to the Company, any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by the Company.

        3.    Administration.

          (a)   Authority of the Committee.    This Plan shall be administered by the Committee except to the extent the Board elects to administer this Plan, in which case references herein to the

  "Committee" shall be deemed to include references to the "Board." Subject to the express provisions of the Plan and Rule 16b-3, the Committee shall have the authority, in its sole and absolute discretion, to (i) adopt, amend, and rescind administrative and interpretive rules and regulations relating to the Plan; (ii) determine the Eligible Persons to whom, and the time or times at which, Awards shall be granted; (iii) determine the amount of cash and/or the number of shares of Stock, as applicable Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Dividend Equivalents, Bonus Stock, Other Stock-Based Awards, Annual Incentive Awards, Performance Awards, or any combination thereof, that shall be the subject of each Award; (iv) determine the terms and provisions of each Award agreement (which need not be identical), including provisions defining or otherwise relating to (A) the term and the period or periods and extent of exercisability of the Options, (B) the extent to which the transferability of shares of Stock issued or transferred pursuant to any Award is restricted, (C) except as otherwise provided herein, the effect of termination of employment, or the service relationship with the Company, of a Participant on the Award, and (D) the effect of approved leaves of absence (consistent with any applicable regulations of the Internal Revenue Service); (v) accelerate the time of vesting or exercisability of any Award that has been granted; (vi) construe the respective Award agreements and the Plan; (vii) make determinations of the Fair Market Value of the Stock pursuant to the Plan; (viii) delegate its duties under the Plan (including, but not limited to, the authority to grant Awards) to such agents as it may appoint from time to time, provided that the Committee may not delegate its duties where such delegation would violate state corporate law, or with respect to making Awards to, or otherwise with respect to Awards granted to, Eligible Persons who are subject to section 16(b) of the Exchange Act or who are Covered Employees receiving Awards that are intended to constitute "performance-based compensation" within the meaning of section 162(m) of the Code; (ix) subject to Section 10(c), terminate, modify or amend the Plan; and (x) make all other determinations, perform all other acts, and exercise all other powers and authority necessary or advisable for administering the Plan, including the delegation of those ministerial acts and responsibilities as the Committee deems appropriate. Subject to Rule 16b-3 and section 162(m) of the Code, the Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Plan, in any Award, or in any Award agreement in the manner and to the extent it deems necessary or desirable to carry the Plan into effect, and the Committee shall be the sole and final judge of that necessity or desirability. The determinations of the Committee on the matters referred to in this Section 3(a) shall be final and conclusive.

          (b)   Manner of Exercise of Committee Authority.    At any time that a member of the Committee is not a Qualified Member, any action of the Committee relating to an Award granted or to be granted to an Eligible Person who is then subject to section 16 of the Exchange Act in respect of the Company where such action is not taken by the full Board, or relating to an Award intended by the Committee to qualify as "performance-based compensation" within the meaning of section 162(m) of the Code and regulations thereunder, may be taken either (i) by a subcommittee, designated by the Committee, composed solely of two or more Qualified Members, or (ii) by the Committee but with each such member who is not a Qualified Member abstaining or recusing himself or herself from such action; provided, however, that, upon such abstention or recusal, the Committee remains composed solely of two or more Qualified Members. Such action, authorized by such a subcommittee or by the Committee upon the abstention or recusal of such non-Qualified Member(s), shall be the action of the Committee for purposes of this Plan. Any action of the Committee shall be final, conclusive and binding on all Persons, including the Company, its Subsidiaries, stockholders, Participants, Beneficiaries, and transferees under Section 10(a) hereof or other persons claiming rights from or through a Participant. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to officers or managers of the Company or any of its Subsidiaries, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions, including administrative functions, as the Committee may determine, to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to section 16 of the Exchange Act in respect of the Company and will not cause Awards intended to qualify as "performance-based compensation" under section 162(m) of the Code to fail to so qualify. The Committee may appoint agents to assist it in administering the Plan.

          (c)   Limitation of Liability.    The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the Company or any of its Subsidiaries, the Company's legal counsel, independent auditors, consultants or any other agents assisting in the administration of this Plan. Members of the Committee and any officer or employee of the Company or any of its Subsidiaries acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to this Plan, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

        4.    Stock Subject to Plan.

          (a)   Overall Number of Shares Available for Delivery.    Subject to adjustment in a manner consistent with any adjustment made pursuant to Section 9, the total number of shares of Stock reserved and available for issuance in connection with Awards under this Plan shall not exceed 40,000,000 shares, and such total will be available for the issuance of Incentive Stock Options.

          (b)   Application of Limitation to Grants of Awards.    Subject to Section 4(c), no Award may be granted if the number of shares of Stock to be delivered in connection with such Award exceeds the number of shares of Stock remaining available under this Plan minus the number of shares of Stock issuable in settlement of or relating to then-outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.

          (c)   Availability of Shares Not Issued under Awards.    Shares of Stock subject to an Award under this Plan that expire or are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including shares forfeited with respect to Restricted Stock, will again be available for Awards under this Plan, except that if any such shares could not again be available for Awards to a particular Participant under any applicable law or regulation, such shares shall be available exclusively for Awards to Participants who are not subject to such limitation. For purposes of clarity, the number of shares withheld in payment of any exercise or purchase price of, or taxes relating to, an Award will not again be available for Awards under this Plan.

          (d)   Stock Offered.    The shares to be delivered under the Plan shall be made available from (i) authorized but unissued shares of Stock, (ii) Stock held in the treasury of the Company, or (iii) previously issued shares of Stock reacquired by the Company, including shares purchased on the open market.

        5.    Eligibility; Per Person Award Limitations.    Awards may be granted under this Plan only to Persons who are Eligible Persons at the time of grant thereof. In each calendar year, during any part of which this Plan is in effect, a Covered Employee may not be granted (a) Awards that are intended to qualify as "performance-based compensation" for purposes of section 162(m) of the Code (other than Options and Stock Appreciation Rights and Awards the value of which is not based on a number of shares of Stock) relating to more than 1,000,000 shares of Stock, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 9, (b) Options and Stock Appreciation Rights relating to more than 1,000,000 shares of Stock, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 9 and (c) Awards that are intended to qualify as "performance-based compensation" for purposes of section 162(m) of the Code and the value of which is not based on a number of shares of Stock, having a value determined on the date of grant in excess of $5,000,000.

        6.    Specific Terms of Awards.

          (a)   General.    Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10(c)), such additional terms and conditions, not inconsistent with the provisions of this Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment by the Participant, or termination of the Participant's service relationship with the Company, and terms permitting a Participant to make elections relating to his or her Award. The Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under this Plan; provided, however, that the Committee shall not have any discretion to accelerate, waive or modify any term or condition of an Award that is intended to qualify as "performance-based compensation" for purposes of section 162(m) of the Code if such discretion would cause the Award to not so qualify or to accelerate the terms of payment of any Award that provides for a deferral of compensation under the Nonqualified Deferred Compensation Rules if such acceleration would subject a Participant to additional taxes under the Nonqualified Deferred Compensation Rules.

          (b)   Options.    The Committee is authorized to grant Options to Eligible Persons on the following terms and conditions:

            (i)    Exercise Price.    Each Option agreement shall state the exercise price per share of Stock (the "Exercise Price"); provided, however, that the Exercise Price per share of Stock subject to an Option shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the Option (or in the case of an ISO granted to an individual who owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or its parent or any subsidiary, 110% of the Fair Market Value per share of the Stock on the date of grant).

            (ii)   Time and Method of Exercise.    The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the methods by which such Exercise Price may be paid or deemed to be paid, the form of such payment, including without limitation cash, Stock, other Awards or awards granted under other plans of the Company or any Subsidiary, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis), and the methods by or forms in which Stock will be delivered or deemed to be delivered to Participants, including, but not limited to, the delivery of Restricted Stock subject to Section 6(d). In the case of an exercise whereby the Exercise Price is paid with Stock, such Stock shall be valued as of the date of exercise.

            (iii)  ISOs.    The terms of any ISO granted under this Plan shall comply in all respects with the provisions of section 422 of the Code. ISOs may only be granted to Eligible Persons who are employees of the Company or employees of a parent or Subsidiary corporation of the Company. Except as otherwise provided in Section 9, no term of this Plan relating to ISOs (including any SAR in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under this Plan be exercised, so as to disqualify either this Plan or any ISO under section 422 of the Code, unless the Participant has first requested the change that will result in such disqualification. ISOs shall not be granted more than ten years after the earlier of the adoption of this Plan or the approval of this Plan by the Company's stockholders. Notwithstanding the foregoing, the Fair Market Value of shares of Stock subject to an ISO and the aggregate Fair Market Value of shares of stock of any parent or subsidiary corporation (within the meaning of sections 424(e) and (f) of the Code) subject to any other ISO (within the meaning of section 422 of the Code)) of the Company or a parent or subsidiary corporation (within the meaning of sections 424(e) and (f) of the Code) that first becomes purchasable by a Participant in any calendar year may not (with respect to that Participant) exceed $100,000, or such other amount as may be prescribed under section 422 of the Code or applicable regulations or rulings from time to time. As used in the previous sentence, Fair Market Value shall be determined as of the date the ISOs are granted. Failure to comply with this provision shall not impair the enforceability or exercisability of any Option, but shall cause the excess amount of shares to be reclassified in accordance with the Code.

          (c)   Stock Appreciation Rights.    The Committee is authorized to grant SARs to Eligible Persons on the following terms and conditions:

            (i)    Right to Payment.    An SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Committee; provided, that the grant price per share of Stock of an SAR shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the SAR.

            (ii)   Rights Related to Options.    An SAR granted pursuant to an Option shall entitle a Participant, upon exercise, to surrender that Option or any portion thereof, to the extent unexercised, and to receive payment of an amount computed pursuant to Section 6(c)(ii)(B). That Option shall then cease to be exercisable to the extent surrendered. SARs granted in connection with an Option shall be subject to the terms of the Award agreement governing the Option, which shall comply with the following provisions in addition to those applicable to Options:

              (A)  An SAR granted in connection with an Option shall be exercisable only at such time or times and only to the extent that the related Option is exercisable and shall not be transferable except to the extent that the related Option is transferable.

              (B)  Upon the exercise of an SAR related to an Option, a Participant shall be entitled to receive payment from the Company of an amount determined by multiplying:

                (1)   the difference obtained by subtracting the Exercise Price with respect to a share of Stock specified in the related Option from the Fair Market Value of a share of Stock on the date of exercise of the SAR, by

                (2)   the number of shares as to which that SAR has been exercised.

            (iii)  Right Without Option.    An SAR granted independent of an Option shall be exercisable as determined by the Committee and set forth in the Award agreement governing the SAR, which Award agreement shall comply with the following provisions:

              (A)  Each Award agreement shall state the total number of shares of Stock to which the SAR relates.

              (B)  Each Award agreement shall state the time or periods in which the right to exercise the SAR or a portion thereof shall vest and the number of shares of Stock for which the right to exercise the SAR shall vest at each such time or period.

              (C)  Each Award agreement shall state the date at which the SARs shall expire if not previously exercised.

              (D)  Each SAR shall entitle a Participant, upon exercise thereof, to receive payment of an amount determined by multiplying:

                (1)   the difference obtained by subtracting the Fair Market Value of a share of Stock on the date of grant of the SAR from the Fair Market Value of a share of Stock on the date of exercise of that SAR, by

                (2)   the number of shares as to which the SAR has been exercised.

            (iv)  Terms.    Except as otherwise provided herein, the Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which an SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Participants, whether or not an SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR. SARs may be either freestanding or in tandem with other Awards.

          (d)   Restricted Stock.    The Committee is authorized to grant Restricted Stock to Eligible Persons on the following terms and conditions:

            (i)    Grant and Restrictions.    Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. During the restricted period applicable to the Restricted Stock, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant.

            (ii)   Certificates for Stock.    Restricted Stock granted under this Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

            (iii)  Dividends and Splits.    As a condition to the grant of an Award of Restricted Stock, the Committee may require or permit a Participant to elect that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock, applied to the purchase of additional Awards under this Plan or deferred without interest to the date of vesting of the associated Award of Restricted Stock; provided, that, to the extent applicable, any such election shall comply with the Nonqualified Deferred Compensation Rules. Unless otherwise determined by the Committee, Stock distributed in connection with a Stock split or Stock dividend, and other property (other than cash) distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

          (e)   Restricted Stock Units.    The Committee is authorized to grant Restricted Stock Units, which are rights to receive Stock or cash (or a combination thereof) at the end of a specified period (which may or may not be coterminous with the vesting schedule of the Award), to Eligible Persons, subject to the following terms and conditions:

            (i)    Award and Restrictions.    Settlement of an Award of Restricted Stock Units shall occur upon expiration of the period specified for such Restricted Stock Unit by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, Restricted Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine. Restricted Stock Units shall be satisfied by the delivery of cash or Stock in the amount equal to the Fair Market Value of the specified number of shares of Stock covered by the Restricted Stock Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

            (ii)   Dividend Equivalents.    Unless otherwise determined by the Committee at date of grant, Dividend Equivalents on the specified number of shares of Stock covered by an Award of Restricted Stock Units shall be either (A) paid with respect to such Restricted Stock Units on the dividend payment date in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or (B) withheld with respect to such Restricted Stock Units and the amount or value thereof automatically deemed reinvested in additional Restricted Stock Units.

          (f)    Bonus Stock and Awards in Lieu of Obligations.    The Committee is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of obligations to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, provided that, in the case of Participants subject to section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Stock or other Awards are exempt from liability under section 16(b) of the Exchange Act. Stock or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee. In the case of any grant of Stock to an officer of the Company or any of its Subsidiaries in lieu of salary or other cash compensation, the number of shares granted in place of such compensation shall be reasonable, as determined by the Committee.

          (g)   Dividend Equivalents.    The Committee is authorized to grant Dividend Equivalents to a Participant, entitling the Participant to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify.

          (h)   Other Awards.    The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee to be consistent with the purposes of this Plan, including without limitation convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified Subsidiaries of the Company. The Committee shall determine the terms and conditions of such other Stock-Based Awards. Stock delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards, or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under this Plan, may also be granted pursuant to this Section 6(h).

        7.    Certain Provisions Applicable to Awards.

          (a)   Termination of Employment.    Except as provided herein, the treatment of an Award upon a termination of employment or any other service relationship by and between a Participant and the Company or any Subsidiary shall be specified in the agreement controlling such Award.

          (b)   Stand-Alone, Additional, Tandem, and Substitute Awards.    Awards granted under this Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, or any of its Subsidiaries, or of any business entity to be acquired by the Company or any of its Subsidiaries, or any other right of an Eligible Person to receive payment from the Company or any of its Subsidiaries. Such additional, tandem and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award, the Committee shall require the surrender of such other Award in consideration for the grant of the new Award. Awards under this Plan may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any of its Subsidiaries, in which the value of Stock subject to the Award is equivalent in value to the cash compensation, or in which the exercise price, grant price or purchase price of the Award in the nature of a right that may be exercised is equal to the Fair Market Value of the underlying Stock minus the value of the cash compensation surrendered. Awards granted pursuant to the preceding sentence shall be designed, awarded and settled in a manner that does not result in additional taxes under the Nonqualified Deferred Compensation Rules. Except as provided in Section 9 hereof, the Company may not, without obtaining stockholder approval: (i) amend the terms of outstanding Options or SARs to reduce the Exercise Price of such outstanding Options or SARs; (ii) cancel outstanding Options or SARs in exchange for Options or SARs with an Exercise Price that is less than the Exercise Price of the original Options or SARs; or (iii) cancel outstanding Options or SARs with an Exercise Price above the current Fair Market Value of the Stock underlying such Options or SARs in exchange for cash or other securities.

          (c)   Term of Awards.    Except as specified herein, the term of each Award shall be for such period as may be determined by the Committee; provided, that in no event shall the term of any Option or SAR exceed a period of ten years from the grant date (or such shorter term as may be required in respect of an ISO under section 422 of the Code).

          (d)   Form and Timing of Payment under Awards; Deferrals.    Subject to the terms of this Plan and any applicable Award agreement, payments to be made by the Company or any of its Subsidiaries upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including without limitation cash, Stock, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis; provided, however, that any such deferred payment will be set forth in the agreement evidencing such Award and/or otherwise made in a manner that will not result in additional taxes under the Nonqualified Deferred Compensation Rules. Except as otherwise provided herein, the settlement of any Award may be accelerated, and cash paid in lieu of Stock in connection with such settlement, in the discretion of the Committee or upon occurrence of one or more specified events (including a Change in Control). Installment or deferred payments may be required by the Committee (subject to Section 10(c) of this Plan, including the consent provisions thereof in the case of any deferral of an outstanding Award not provided for in the original Award agreement) or permitted at the election of the Participant on terms and conditions established by the Committee and in compliance with the Nonqualified Deferred Compensation Rules. Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock. This Plan shall not constitute an "employee benefit plan" for purposes of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

          (e)   Exemptions from Section 16(b) Liability.    It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to section 16 of the Exchange Act shall be exempt from such section pursuant to an applicable exemption (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award agreement does not comply with the requirements of Rule 16b-3 as then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under section 16(b) of the Exchange Act.

          (f)    Non-Competition Agreement.    Each Participant to whom an Award is granted under this Plan may be required to agree in writing as a condition to the granting of such Award not to engage in conduct in competition with the Company or any of its Subsidiaries for a period after the termination of such Participant's employment with the Company and its Subsidiaries as determined by the Committee.

        8.    Performance and Annual Incentive Awards.

          (a)   Performance Conditions.    The right of an Eligible Person to receive a grant, and the right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions, except as limited under Sections 8(b) and 8(c) hereof in the case of a Performance Award or Annual Incentive Award intended to qualify under section 162(m) of the Code.

          (b)   Performance Awards Granted to Designated Covered Employees.    If the Committee determines that a Performance Award to be granted to an Eligible Person who is designated by the Committee as likely to be a Covered Employee is intended to qualify as "performance-based compensation" for purposes of section 162(m) of the Code, the grant, exercise and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and shall be subject to the other terms set forth in this Section 8(b).

            (i)    Performance Goals Generally.    The performance goals for such Performance Awards shall consist of one or more business criteria or individual performance criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 8(b). Performance goals shall be objective and shall otherwise meet the requirements of section 162(m) of the Code and regulations thereunder (including Treasury Regulation §1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain" at the time the Committee actually establishes the performance goal or goals. The Committee may determine that such Performance Awards shall be granted, exercised, and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants. If the Committee notes that it will exclude the impact of any or all of the following events or occurrences at the time it establishes the performance goals for the relevant performance period, then the following events may be appropriately excluded, as applicable: (a) asset write-downs; (b) litigation, claims, judgments or settlements; (c) the effect of changes in tax law or other such laws or regulations affecting reported results; (d) accruals for reorganization and restructuring programs; (e) any extraordinary, unusual or nonrecurring items as described in the Accounting Standards Codification Topic 225, as the same may be amended or superseded from time to time; (f) any change in accounting principles as defined in the Accounting Standards Codification Topic 250, as the same may be amended or superseded from time to time; (g) any loss from a discontinued operation as described in the Accounting Standards Codification Topic 360, as the same may be amended or superseded from time to time; (h) goodwill impairment charges; (i) operating results for any business acquired during the calendar year; and (j) third party expenses associated with any acquisition by the Company or any Subsidiary.

            (ii)   Business and Individual Performance Criteria

              (A)  Business Criteria.    One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified Subsidiaries or business or geographical units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Performance Awards: (1) earnings per share; (2) increase in revenues; (3) increase in cash flow; (4) increase in cash flow from operations; (5) increase in cash flow return; (6) return on net assets; (7) return on assets; (8) return on investment; (9) return on capital; (10) return on equity; (11) economic value added; (12) operating margin; (13) contribution margin; (14) net income; (15) net income per share; (16) pretax earnings; (17) pretax earnings before interest, depreciation and amortization; (18) pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; (19) total stockholder return; (20) debt reduction; (21) market share; (22) change in the Fair Market Value of the Stock; (23) operating income; (24) operating results; and (25) any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor's 500 Stock Index or a group of comparable companies. One or more of the foregoing business criteria shall also be exclusively used in establishing performance goals for Annual Incentive Awards granted to a Covered Employee under Section 8(c) hereof that are intended to qualify as "performance-based compensation" under section 162(m) of the Code.

              (B)  Individual Performance Criteria.    The grant, exercise and/or settlement of Performance Awards may also be contingent upon individual performance goals established by the Committee. If required for compliance with section 162(m) of the Code, such criteria shall be approved by the stockholders of the Company.

            (iii)  Performance Period; Timing for Establishing Performance Goals.    Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period of up to ten years, as specified by the Committee. Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for "performance-based compensation" under section 162(m) of the Code.

            (iv)  Performance Award Pool.    The Committee may establish a Performance Award pool, which shall be an unfunded pool, for purposes of measuring performance of the Company in connection with Performance Awards. The amount of such Performance Award pool shall be based upon the achievement of a performance goal or goals based on one or more of the criteria set forth in Section 8(b)(ii) hereof during the given performance period, as specified by the Committee in accordance with Section 8(b)(iii) hereof. The Committee may specify the amount of the Performance Award pool as a percentage of any of such criteria, a percentage thereof in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to such criteria.

            (v)   Settlement of Performance Awards; Other Terms.    After the end of each performance period, the Committee shall determine the amount, if any, of (A) the Performance Award pool, and the maximum amount of the potential Performance Award payable to each Participant in the Performance Award pool, or (B) the amount of the potential Performance Award otherwise payable to each Participant. Settlement of such Performance Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of a Performance Award subject to this Section 8(b). The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of a performance period or settlement of Performance Awards.

          (c)   Annual Incentive Awards Granted to Designated Covered Employees.    If the Committee determines that an Annual Incentive Award to be granted to an Eligible Person who is designated by the Committee as likely to be a Covered Employee is intended to qualify as "performance-based compensation" for purposes of section 162(m) of the Code, the grant, exercise and/or settlement of such Annual Incentive Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 8(c).

            (i)    Potential Annual Incentive Awards.    Not later than the end of the 90th day of each applicable year, or at such other date as may be required or permitted in the case of Awards intended to be "performance-based compensation" under section 162(m) of the Code, the Committee shall determine the Eligible Persons who will potentially receive Annual Incentive Awards, and the amounts potentially payable thereunder, for that fiscal year, either out of an Annual Incentive Award pool established by such date under Section 8(c)(ii) hereof or as individual Annual Incentive Awards. The amount potentially payable, with respect to Annual Incentive Awards, shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Section 8(b)(ii) hereof in the given performance year, as specified by the Committee.

            (ii)   Annual Incentive Award Pool.    The Committee may establish an Annual Incentive Award pool, which shall be an unfunded pool, for purposes of measuring performance of the Company in connection with Annual Incentive Awards. The amount of such Annual Incentive Award pool shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Section 8(b)(ii) hereof during the given performance period, as specified by the Committee in accordance with Section 8(b)(iii) hereof. The Committee may specify the amount of the Annual Incentive Award pool as a percentage of any of such business criteria, a percentage thereof in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to such business criteria.

            (iii)  Payout of Annual Incentive Awards.    After the end of each applicable year, the Committee shall determine the amount, if any, of (A) the Annual Incentive Award pool, and the maximum amount of the potential Annual Incentive Award payable to each Participant in the Annual Incentive Award pool, or (A) the amount of the potential Annual Incentive Award otherwise payable to each Participant. The Committee may, in its discretion, determine that the amount payable to any Participant as a final Annual Incentive Award shall be reduced from the amount of his or her potential Annual Incentive Award, including a determination to make no final Award whatsoever, but may not exercise discretion to increase any such amount in the case of an Annual Incentive Award intended to qualify under section 162(m) of the Code. The Committee shall specify the circumstances in which an Annual Incentive Award shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of the applicable year or settlement of such Annual Incentive Award.

          (d)   Written Determinations.    All determinations by the Committee as to the establishment of performance goals, the amount of any Performance Award pool or potential individual Performance Awards, the achievement of performance goals relating to and final settlement of Performance Awards under Section 8(b), the amount of any Annual Incentive Award pool or potential individual Annual Incentive Awards, the achievement of performance goals relating to and final settlement of Annual Incentive Awards under Section 8(c) shall be made in writing in the case of any Award intended to qualify under section 162(m) of the Code. The Committee may not delegate any responsibility relating to such Performance Awards or Annual Incentive Awards.

          (e)   Status of Section 8(b) and Section 8(c) Awards under Section 162(m) of the Code.    It is the intent of the Company that Performance Awards and Annual Incentive Awards under Sections 8(b) and 8(c) hereof granted to Persons who are designated by the Committee as likely to be Covered Employees within the meaning of section 162(m) of the Code and the regulations thereunder (including Treasury Regulation §1.162-27 and successor regulations thereto) shall, if so designated by the Committee, constitute "performance-based compensation" within the meaning of section 162(m) of the Code and regulations thereunder. Accordingly, the terms of Sections 8(b), (c), (d) and (e), including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with section 162(m) of the Code and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Eligible Person will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a Person designated by the Committee, at the time of grant of a Performance Award or an Annual Incentive Award, who is likely to be a Covered Employee with respect to that fiscal year. If any provision of this Plan as in effect on the date of adoption of any agreements relating to Performance Awards or Annual Incentive Awards that are designated as intended to comply with section 162(m) of the Code does not comply or is inconsistent with the requirements of section 162(m) of the Code or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

        9.    Subdivision or Consolidation; Recapitalization; Change in Control; Reorganization.

          (a)   Existence of Plans and Awards.    The existence of this Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding. In no event will any action taken by the Committee pursuant to this Section 9 result in the creation of deferred compensation within the meaning of section 409A of the Code and the regulations and other guidance promulgated thereunder.

          (b)   Subdivision or Consolidation of Shares.    The terms of an Award and the number of shares of Stock authorized pursuant to Section 4 for issuance under the Plan shall be subject to adjustment from time to time, in accordance with the following provisions:

            (i)    If at any time, or from time to time, the Company shall subdivide as a whole (by reclassification, by a Stock split, by the issuance of a distribution on Stock payable in Stock, or otherwise) or in the event the Company distributes an extraordinary cash dividend the number of shares of Stock then outstanding into a greater number of shares of Stock, then, as appropriate, (A) the maximum number of shares of Stock available for the Plan or in connection with Awards as provided in Sections 4 and 5 shall be increased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be increased proportionately, and (C) the price (including the exercise price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be reduced proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

            (ii)   If at any time, or from time to time, the Company shall consolidate as a whole (by reclassification, by reverse Stock split, or otherwise) the number of shares of Stock then outstanding into a lesser number of shares of Stock, (A) the maximum number of shares of Stock for the Plan or available in connection with Awards as provided in Sections 4 and 5 shall be decreased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be decreased proportionately, and (C) the price (including the exercise price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be increased proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

            (iii)  Whenever the number of shares of Stock subject to outstanding Awards and the price for each share of Stock subject to outstanding Awards are required to be adjusted as provided in this Section 9(b), the Committee shall promptly prepare a notice setting forth, in reasonable detail, the event requiring adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the change in price and the number of shares of Stock, other securities, cash, or property purchasable subject to each Award after giving effect to the adjustments. The Committee shall promptly provide each affected Participant with such notice.

            (iv)  Adjustments under Sections 9(b)(i) and (ii) shall be made by the Committee, and its determination as to what adjustments shall be made and the extent thereof shall be final, binding, and conclusive. No fractional interest shall be issued under the Plan on account of any such adjustments.

          (c)   Corporate Recapitalization.    If the Company recapitalizes, reclassifies its capital stock, or otherwise changes its capital structure (a "recapitalization") without the occurrence of a Change in Control, the number and class of shares of Stock covered by an Award theretofore granted shall be adjusted so that such Award shall thereafter cover the number and class of shares of stock and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the holder had been the holder of record of the number of shares of Stock then covered by such Award and the share limitations provided in Sections 4 and 5 shall be adjusted in a manner consistent with the recapitalization.

          (d)   Additional Issuances.    Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to Awards theretofore granted or the purchase price per share, if applicable.

          (e)   Change in Control.    Upon a Change in Control the Committee, acting in its sole discretion without the consent or approval of any holder, shall affect one or more of the following alternatives, which may vary among individual holders and which may vary among Options or SARs (collectively "Grants") held by any individual holder: (i) accelerate the time at which Grants then outstanding may be exercised so that such Grants may be exercised in full for a limited period of time on or before a specified date (before or after such Change in Control) fixed by the Committee, after which specified date all unexercised Grants and all rights of holders thereunder shall terminate, (ii) require the mandatory surrender to the Company by selected holders of some or all of the outstanding Grants held by such holders (irrespective of whether such Grants are then vested or exercisable under the provisions of this Plan) as of a date, before or after such Change in Control, specified by the Committee, in which event the Committee shall thereupon cancel such Grants (with respect to shares both for which the Grants are exercisable and/or vested and not exercisable and/or vested) and pay (A) to each holder of a vested and/or exercisable Grant an amount of cash (or other consideration including securities or other property) per share equal to the excess, if any, of the amount calculated in Section 9(f) (the "Change in Control Price") for the shares subject to such Grants over the Exercise Price(s) under such Grants for such shares (except that to the extent the Exercise Price under any such Grant is equal to or exceeds the Change in Control Price, in which case no amount shall be payable with respect to such Grant), or (B) to each holder of any unvested and/or unexercisable Grant, no amount of cash or any other consideration, or (iii) make such adjustments to Grants then outstanding as the Committee deems appropriate to reflect such Change in Control; provided, however, that the Committee may determine in its sole discretion that no adjustment is necessary to Grants then outstanding; provided, further, however, that the right to make such adjustments shall include, but not require or be limited to, the modification of Grants such that the holder of the Grant shall be entitled to purchase or receive (in lieu of the total number of shares of Stock as to which an Option or SAR is exercisable (the "Total Shares") or other consideration that the holder would otherwise be entitled to purchase or receive under the Grant (the "Total Consideration")), the number of shares of stock, other securities, cash or property to which the Total Consideration would have been entitled to in connection with the Change in Control (A) (in the case of Options), at an aggregate exercise price equal to the exercise price that would have been payable if the Total Shares had been purchased upon the exercise of the Grant immediately before the consummation of the Change in Control and (B) in the case of SARs, if the SARs had been exercised immediately before the occurrence of the Change in Control.

          (f)    Change in Control Price.    The "Change in Control Price" shall equal the amount determined in the following clause (i), (ii), (iii), (iv) or (v), whichever is applicable, as follows: (i) the price per share offered to holders of Stock in any merger or consolidation, (ii) the per share Fair Market Value of the Stock immediately before the Change in Control without regard to assets sold in the Change in Control and assuming the Company has received the consideration paid for the assets in the case of a sale of the assets, (iii) the amount distributed per share of Stock in a dissolution transaction, (iv) the price per share offered to holders of Stock in any tender offer or exchange offer whereby a Change in Control takes place, or (v) if such Change in Control occurs other than pursuant to a transaction described in clauses (i), (ii), (iii), or (iv) of this Section 9(f), the Fair Market Value per share of the Stock that may otherwise be obtained with respect to such Grants or to which such Grants track, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Grants. In the event that the consideration offered to stockholders of the Company in any transaction described in this Section 9(f) or in Section 9(e) consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash and such determination shall be binding on all affected Participants to the extent applicable to Awards held by such Participants.

          (g)   Impact of Corporate Events on Awards Generally.    In the event of a Change in Control or changes in the outstanding Stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization occurring after the date of the grant of any Award and not otherwise provided for by this Section 9, any outstanding Awards and any Award agreements evidencing such Awards shall be subject to adjustment by the Committee at its discretion, which adjustment may, in the Committee's discretion, be described in the Award agreement and may include, but not be limited to, adjustments as to the number and price of shares of Stock or other consideration subject to such Awards, accelerated vesting (in full or in part) of such Awards, conversion of such Awards into awards denominated in the securities or other interests of any successor Person, the cash settlement of such Awards in exchange for the cancellation thereof, or the cancellation of Awards either with or without consideration. In the event of any such change in the outstanding Stock, the aggregate number of shares of Stock available under this Plan as provided in Section 4 and the per person award limitations provided in Section 5 may be appropriately adjusted by the Committee, whose determination shall be conclusive.

        10.    General Provisions.

          (a)   Transferability.

            (i)    Permitted Transferees.    The Committee may, in its discretion, permit a Participant to transfer all or any portion of an Option or SAR, or authorize all or a portion of an Option or SAR to be granted to an Eligible Person to be on terms which permit transfer by such Participant; provided that, in either case the transferee or transferees must be any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, in each case with respect to the Participant, an individual sharing the Participant's household (other than a tenant or employee of the Company), a trust in which any of the foregoing individuals have more than fifty percent of the beneficial interest, a foundation in which any of the foregoing individuals (or the Participant) control the management of assets, and any other entity in which any of the foregoing individuals (or the Participant) own more than fifty percent of the voting interests (collectively, "Permitted Transferees"); provided further that, (X) there may be no consideration for any such transfer and (Y) subsequent transfers of Options or SARs transferred as provided above shall be prohibited except subsequent transfers back to the original holder of the Option or SAR and transfers to other Permitted Transferees of the original holder. Agreements evidencing Options or SARs with respect to which such transferability is authorized at the time of grant must be approved by the Committee, and must expressly provide for transferability in a manner consistent with this Section 10(a)(i).

            (ii)   Qualified Domestic Relations Orders.    An Option, Stock Appreciation Right, Restricted Stock Unit Award, Restricted Stock Award or other Award may be transferred, to a Permitted Transferee, pursuant to a domestic relations order entered or approved by a court of competent jurisdiction upon delivery to the Company of written notice of such transfer and a certified copy of such order.

            (iii)  Other Transfers.    Except as expressly permitted by Sections 10(a)(i) and 10(a)(ii), Awards shall not be transferable other than by will or the laws of descent and distribution. Notwithstanding anything to the contrary in this Section 10, an Incentive Stock Option shall not be transferable other than by will or the laws of descent and distribution.

            (iv)  Effect of Transfer.    Following the transfer of any Award as contemplated by Sections 10(a)(i), 10(a)(ii) and 10(a)(iii), (A) such Award shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, provided that the term "Participant" shall be deemed to refer to the Permitted Transferee, the recipient under a qualified domestic relations order, or the estate or heirs of a deceased Participant or other transferee, as applicable, to the extent appropriate to enable the Participant to exercise the transferred Award in accordance with the terms of this Plan and applicable law and (B) the provisions of the Award relating to exercisability shall continue to be applied with respect to the original Participant and, following the occurrence of any applicable events described therein the Awards shall be exercisable by the Permitted Transferee, the recipient under a qualified domestic relations order, or the estate or heirs of a deceased Participant, as applicable, only to the extent and for the periods that would have been applicable in the absence of the transfer.

            (v)   Procedures and Restrictions.    Any Participant desiring to transfer an Award as permitted under Sections 10(a)(i), 10(a)(ii) or 10(a)(iii) shall make application therefor in the manner and time specified by the Committee and shall comply with such other requirements as the Committee may require to assure compliance with all applicable securities laws. The Committee shall not give permission for such a transfer if (A) it would give rise to short swing liability under section 16(b) of the Exchange Act or (B) it may not be made in compliance with all applicable federal, state and foreign securities laws.

            (vi)  Registration.    To the extent the issuance to any Permitted Transferee of any shares of Stock issuable pursuant to Awards transferred as permitted in this Section 10(a) is not registered pursuant to the effective registration statement of the Company generally covering the shares to be issued pursuant to this Plan to initial holders of Awards, the Company shall not have any obligation to register the issuance of any such shares of Stock to any such transferee.

          (b)   Taxes.    The Company and any of its Subsidiaries are authorized to withhold from any Award granted, or any payment relating to an Award under this Plan, including from a distribution of Stock, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

          (c)   Changes to this Plan and Awards.    The Board may amend, alter, suspend, discontinue or terminate this Plan or the Committee's authority to grant Awards under this Plan without the consent of stockholders or Participants, except that to the extent that any amendment or alteration to this Plan, including any increase in any share limitation, requires the approval of the Company's stockholders under any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, in which case such amendment or alteration shall not be effective without such approval, and the Board may otherwise, in its discretion, determine to submit other such changes to this Plan to stockholders for approval; provided, that, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award agreement relating thereto, except as otherwise provided in this Plan; provided, however, that, without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award. For purposes of clarity, any adjustments made to Awards pursuant to Section 9 will be deemed not to materially and adversely affect the rights of any Participant under any previously granted and outstanding Award and therefore may be made without the consent of affected Participants.

          (d)   Limitation on Rights Conferred under Plan.    Neither this Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or any of its Subsidiaries, (ii) interfering in any way with the right of the Company or any of its Subsidiaries to terminate any Eligible Person's or Participant's employment or service relationship at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under this Plan or to be treated uniformly with other Participants and/or employees and/or other service providers, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.

          (e)   Unfunded Status of Awards.    This Plan is intended to constitute an "unfunded" plan for certain incentive awards.

          (f)    Nonexclusivity of this Plan.    Neither the adoption of this Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable, including incentive arrangements and awards which do not qualify under section 162(m) of the Code. Nothing contained in this Plan shall be construed to prevent the Company or any of its Subsidiaries from taking any corporate action which is deemed by the Company or such Subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award made under this Plan. No employee, beneficiary or other person shall have any claim against the Company or any of its Subsidiaries as a result of any such action.

          (g)   Fractional Shares.    No fractional shares of Stock shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

          (h)   Severability.    If any provision of this Plan is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and the Plan shall be construed and enforced as if the illegal or invalid provision had never been included herein. If any of the terms or provisions of this Plan or any Award agreement conflict with the requirements of Rule 16b-3 (as those terms or provisions are applied to Eligible Persons who are subject to section 16(b) of the Exchange Act) or section 422 of the Code (with respect to Incentive Stock Options), then those conflicting terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of Rule 16b-3 (unless the Board or the Committee, as appropriate, has expressly determined that the Plan or such Award should not comply with Rule 16b-3) or section 422 of the Code. With respect to Incentive Stock Options, if this Plan does not contain any provision required to be included herein under section 422 of the Code, that provision shall be deemed to be incorporated herein with the same force and effect as if that provision had been set out at length herein; provided, further, that, to the extent any Option that is intended to qualify as an Incentive Stock Option cannot so qualify, that Option (to that extent) shall be deemed an Option not subject to section 422 of the Code for all purposes of the Plan.

          (i)    Governing Law.    All questions arising with respect to the provisions of the Plan and Awards shall be determined by application of the laws of the state of the Company's incorporation without giving effect to any conflict of law provisions thereof, except to the extent that state's law is preempted by federal law. The obligation of the Company to sell and deliver Stock hereunder is subject to applicable federal and state laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

          (j)    Conditions to Delivery of Stock.    Nothing herein or in any Award granted hereunder or any Award agreement shall require the Company to issue any shares with respect to any Award if that issuance would, in the opinion of counsel for the Company, constitute a violation of the Securities Act or any similar or superseding statute or statutes, any other applicable statute or regulation, or the rules of any applicable securities exchange or securities association, as then in effect. At the time of any exercise of an Option or Stock Appreciation Right, or at the time of any grant of a Restricted Stock Award, Restricted Stock Unit, or other Award the Company may, as a condition precedent to the exercise of such Option or Stock Appreciation Right or settlement of any Restricted Stock Award, Restricted Stock Unit or other Award, require from the Participant (or in the event of his or her death, his or her legal representatives, heirs, legatees, or distributees) such written representations, if any, concerning the holder's intentions with regard to the retention or disposition of the shares of Stock being acquired pursuant to the Award and such written covenants and agreements, if any, as to the manner of disposal of such shares as, in the opinion of counsel to the Company, may be necessary to ensure that any disposition by that holder (or in the event of the holder's death, his or her legal representatives, heirs, legatees, or distributees) will not involve a violation of the Securities Act or any similar or superseding statute or statutes, any other applicable state or federal statute or regulation, or any rule of any applicable securities exchange or securities association, as then in effect. No Option or Stock Appreciation Right shall be exercisable and no settlement of any Restricted Stock Award or Restricted Stock Unit shall occur with respect to a Participant unless and until the holder thereof shall have paid cash or property to, or performed services for, the Company or any of its Subsidiaries that the Committee believes is equal to or greater in value than the par value of the Stock subject to such Award.

          (k)   Section 409A of the Code.    In the event that any Award granted pursuant to this Plan provides for a deferral of compensation within the meaning of the Nonqualified Deferred Compensation Rules, it is the general intention, but not the obligation, of the Company to design such Award to comply with the Nonqualified Deferred Compensation Rules and such Award should be interpreted accordingly. Neither this Section 10(k) nor any other provision of the Plan is or contains a representation to any Participant regarding the tax consequences of the grant, vesting, or sale of any Award (or the Stock underlying such Award) granted hereunder, and should not be interpreted as such.

          (l)    Clawback.    This Plan is subject to any written clawback policies of the Company, whether in effect on the Effective Date or adopted, with the approval of the Board, following the Effective Date. Any such policy may subject a Participant's Awards and amounts paid or realized with respect to Awards under this Plan to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including but not limited to an accounting restatement due to the Company's material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and that the Company determines should apply to this Plan.

          (m)  Plan Effective Date and Term.    This Plan was adopted by the Board on August 7, 2014, and originally approved by the stockholders of the Company on November 20, 2014, to be effective on the Effective Date. No Awards may be granted under this Plan on and after the tenth anniversary of the Effective Date.

Annex E

CERTIFICATE OF AMENDMENT

of

THE CERTIFICATE OF INCORPORATION

of

SABINE OIL & GAS CORPORATION

(Pursuant to Section 805 of the Business Corporation Law)

It is hereby certified that:

        FIRST:    The name of the corporation is Sabine Oil & Gas Corporation (hereinafter called the "Corporation").

        SECOND:    The Certificate of Incorporation of the Corporation was filed by the Department of State on the 13th day of March, 1924.

        THIRD:    This Certificate of Amendment creates a new subdivision D of subdivision I of Article 3 of the Certificate of Incorporation respecting the reverse stock split of the Corporation's Common Stock designated as the "Reverse Stock Split."

        FOURTH:    To effect the foregoing, subdivision I of Article 3 of the Certificate of Incorporation, relating to Common Stock of the Corporation, is amended to add new subdivision D of subdivision I of Article 3. Article 3 of the Certificate of Incorporation is hereby amended and restated to read as follows:

        The aggregate number of shares of capital stock which the Corporation shall have authority to issue is Six Hundred and Sixty Million (660,000,000), consisting of Six Hundred and Fifty Million (650,000,000) shares of Common Stock, Par Value $.10 Per Share and Ten Million (10,000,000) shares of Preferred Stock, Par Value $.01 Per Share, which shares of Preferred Stock shall be classified into two classes, Senior Preferred Stock and Junior Preferred Stock as described in Paragraph 3.II, each class of which shall be issuable in one or more series.

        The relative rights, preferences and limitations of each class of capital stock are, and the designation and relative rights, preferences and limitations of each series of Preferred Stock are to be fixed as follows:

I.    Common Stock.

        A.    Dividends and Other Distributions.    Subject to the rights of the holders of Preferred Stock and subject to any other provisions of the Certificate of Incorporation, as amended from time to time, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

        B.    Voting.

          (1)   At every meeting of the shareholders every holder of Common Stock shall be entitled to one (1) vote in person or by proxy for each share of Common Stock standing in his name on the transfer books of the Corporation.

          (2)   No shareholder shall have the right to cumulate votes in the election of directors.

        C.    Preemptive Rights.    Subject to any conversion rights of the shares of Preferred Stock, no holder of stock of the Corporation of any class shall be entitled as of right to subscribe for or receive any part of the authorized stock of the Corporation or any part of any new, additional or increased issues of stock of any class or of any obligations convertible into any class or classes of stock, but the Board of Directors may, without offering any such shares of stock or obligations convertible into stock to shareholders of any class, issue and sell or dispose of the same to such persons and for such considerations permitted by law as it may from time to time in its absolute discretion determine.

        D.    Reverse Stock Split.    Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of New York (the "Effective Time"), a reverse stock split of the Corporation's Common Stock shall occur in which each [            ] shares of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action of the part of the holders thereof be combined into one share of Common Stock (the "Reverse Stock Split"). The par value of the Common Stock shall remain $.10 per share. This reclassification shall apply to all shares of Common Stock. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation's transfer agent in lieu of such fractional share interests upon the submission of a transmittal letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder's certificates that immediately prior to the Effective Time represented shares of Common Stock, in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation's transfer agent of all fractional shares otherwise issuable.

          (1)   Each stock certificate that, immediately prior to the Reverse Stock Split, represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Stock Split shall, from and after the Reverse Stock Split, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Reverse Stock Split into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Reverse Stock Split). Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Certificate of Amendment. Shares of Common Stock that were outstanding prior to the filing of this Certificate of Amendment, and that are not outstanding after and as a result of the filing of this Certificate of Amendment, shall resume the status of authorized but unissued shares of Common Stock.

        FIFTH:    Pursuant to Section 803 of the New York Business Corporation Law and the Certificate of Incorporation, the Board of Directors adopted resolutions on [                        ], 2015 authorizing the amendment of the Certificate of Incorporation to amend the name of the Corporation, followed by the vote of the votes of holders of a majority of outstanding shares entitled to vote thereon of the Corporation.

        IN WITNESS WHEREOF, we have subscribed this document on this [            ] day of [            ], 2015 and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct.

/s/ DAVID J. SAMBROOKS David J. Sambrooks President and Chief Executive Officer
/s/ TIMOTHY D. YANG Timothy D. Yang Senior Vice President and General Counsel

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Item 21.    Exhibits

Exhibit No.		Description
2.1		Agreement and Plan of Merger and Reorganization dated as of , 2015, by and among by and among Sabine Oil & Gas Corporation, Sabine Oil & Gas Corporation, and Sabine NY Merger Subsidiary, Inc. (included as Annex A to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

2.1		Amendment No. 1, dated December 16, 2014, to the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2014, by and among Sabine Investor Holdings LLC, Sabine Oil & Gas Holdings LLC, Sabine Oil & Gas Holdings II LLC, Sabine Oil & Gas LLC, Forest Oil Corporation and FR XI Onshore AIV, LLC, incorporated herein by reference to Exhibit 2.1 to Form 8-K for Forest Oil Corporation filed December 22, 2014 (File No. 001-13515).

2.3		Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2014, by and among Sabine Investor Holdings LLC, Sabine Oil & Gas Holdings LLC, Sabine Oil & Gas Holdings II LLC, Sabine Oil & Gas LLC, Forest Oil Corporation and FR XI Onshore AIV, LLC, incorporated herein by reference to Exhibit 2.1 to Form 8-K for Forest Oil Corporation filed July 10, 2014 (File No. 001-13515).

3.1		Form of Amended and Restated Certificate of Incorporation of Sabine Oil & Gas Corporation (included as Annex B to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

3.2		Form of Amended and Restated Bylaws of Sabine Oil & Gas Corporation (included as Annex C to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

3.3		Certificate of Amendment of the Certificate of Incorporation of Sabine Oil & Gas Corporation (included as Annex E to the proxy statement/prospectus forming part of this Registration Statement and incorporated herein by reference).

4.1	**	Form of New Delaware Holdco Common Stock Certificate.

4.2		First Supplemental Indenture, dated as of December 16, 2014, under the Indenture, dated as of June 6, 2007, among Forest Oil Corporation, Sabine East Texas Basin LLC, Sabine Oil & Gas Finance Corporation, Sabine Williston Basin LLC, Sabine Bear Paw Basin LLC, Redrock Drilling, LLC, Sabine South Texas LLC, Giant Gas Gathering LLC, Sabine Mid-Continent Gathering LLC, Sabine South Texas Gathering LLC, Sabine Mid-Continent LLC, and U.S. Bank National Association, as trustee, incorporated herein by reference to Exhibit 4.1 to Form 8-K for Forest Oil Corporation filed December 22, 2014 (File No. 001-13515).

4.3		First Supplemental Indenture, dated as of December 16, 2014 under the Indenture, dated as of September 17, 2012, among Forest Oil Corporation, Sabine East Texas Basin LLC, Sabine Oil & Gas Finance Corporation, Sabine Williston Basin LLC, Sabine Bear Paw Basin LLC, Redrock Drilling, LLC, Sabine South Texas LLC, Giant Gas Gathering LLC, Sabine Mid-Continent Gathering LLC, Sabine South Texas Gathering LLC, Sabine Mid-Continent LLC and U.S. Bank National Association, as trustee, incorporated herein by reference to Exhibit 4.2 to Form 8-K for Forest Oil Corporation filed December 22, 2014 (File No. 001-13515).

Exhibit No.		Description
4.4		Fifth Supplemental Indenture, dated as of December 16, 2014 under the Indenture, dated as of February 12, 2010, among Forest Oil Corporation, Sabine Oil & Gas LLC (f/k/a NFR Energy LLC), Sabine Oil & Gas Finance Corporation (f/k/a NFR Energy Finance Corporation) and The Bank of New York Mellon Trust Company, N.A, as trustee, incorporated herein by reference to Exhibit 4.3 to Form 8-K for Forest Oil Corporation filed December 22, 2014 (File No. 001-13515).

4.5		Indenture, dated as of February 12, 2010, by and among Sabine Oil & Gas LLC (f/k/a NFR Energy LLC), Sabine Oil & Gas Finance Corporation (f/k/a NFR Energy Finance Corporation), the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A, as trustee, incorporated herein by reference to Exhibit 4.4 to Form 8-K for Forest Oil Corporation filed December 22, 2014 (File No. 001-13515).

4.6		Indenture dated as of June 6, 2007 between Forest Oil Corporation and U.S. Bank National Association, including the form of notes issued thereunder, incorporated herein by reference to Exhibit 4.1 to Form 10-Q for Forest Oil Corporation for the quarter ended June 30, 2007 (File No. 001-13515).

4.7		Indenture dated as of February 17, 2009 between Forest Oil Corporation, Forest Oil Permian Corporation and U.S. Bank National Association, including the form of notes issued thereunder, incorporated herein by reference to Exhibit 4.4 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2008 (File No. 001-13515).

5.1	**	Opinion of Vinson & Elkins L.L.P. regarding the legality of the shares of the Registrant's common stock to be registered under this Registration Statement.

8.1	**	Tax Opinion of Vinson & Elkins L.L.P.

10.1		Intercreditor Agreement, dated December 14, 2012, by and among Sabine Oil & Gas LLC (f/k/a NFR Energy LLC), as borrower, Wells Fargo Bank, National Association, as administrative agent for the senior indebtedness and Bank of America, N.A., in its capacity as administrative agent for the second lien obligations, incorporated herein by reference to Exhibit 10.1 to Form 8-K for Forest Oil Corporation for the year ended December 22, 2014 (File No. 001-13515).

10.2		Second Amended and Restated Credit Agreement, dated as of December 16, 2014 among Forest Oil Corporation, Wells Fargo Bank, National Association, as administrative agent, the lenders party thereto and the other parties thereto, incorporated herein by reference to Exhibit 10.2 to Form 8-K for Forest Oil Corporation for the year ended December 22, 2014 (File No. 001-13515).

10.3		Amendment No. 1 to the Credit Agreement, dated as of January 23, 2013, among Sabine Oil & Gas LLC (f/k/a NFR Energy LLC), Bank of America, N.A., as administrative agent, the lenders party thereto and the other parties thereto, incorporated herein by reference to Exhibit 10.3 to Form 8-K for Forest Oil Corporation for the year ended December 22, 2014 (File No. 001-13515).

10.4		Amendment No. 2 to the Credit Agreement, dated December 16, 2014, among Sabine Oil & Gas LLC, Bank of America, N.A., as administrative agent, the lenders party thereto and the other parties thereto, incorporated herein by reference to Exhibit 10.4 to Form 8-K for Forest Oil Corporation for the year ended December 22, 2014 (File No. 001-13515).

10.5		Second Amended and Restated Registration Rights Agreement, dated as of December 16, 2014, by and among Sabine Investor Holdings LLC, Forest Oil Corporation and FR XI Onshore AIV, LLC, incorporated herein by reference to Exhibit 10.5 to Form 8-K for Forest Oil Corporation for the year ended December 22, 2014 (File No. 001-13515).

Exhibit No.		Description

10.6		Second Amended and Restated Stockholder's Agreement, dated as of December 16, 2014, by and among Sabine Investor Holdings LLC, FR XI Onshore AIV, LLC and Forest Oil Corporation, incorporated herein by reference to Exhibit 10.6 to Form 8-K for Forest Oil Corporation for the year ended December 22, 2014 (File No. 001-13515).

10.7		Assumption Agreement, dated as of December 16, 2014, entered into by Forest Oil Corporation, incorporated herein by reference to Exhibit 10.7 to Form 8-K for Forest Oil Corporation for the year ended December 22, 2014 (File No. 001-13515).

16.1	*	Letter of Ernst & Young LLP, dated December 22, 2014.

21.1	**	List of Subsidiaries of Sabine Oil & Gas Corporation.

23.1	*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Sabine Oil & Gas LLC.

23.2	*	Consent of PricewaterhouseCoopers LLP, independent accountants for Sabine Oil & Gas LLC.

23.3	*	Consent of Ernst & Young LLP, independent accountants for Forest Oil Corporation.

23.4	**	Consent of Vinson & Elkins L.L.P. (included in opinion filed as Exhibit 5.1 and Exhibit 8.1).

23.5	*	Consent of DeGolyer and MacNaughton, independent petroleum engineers for Forest Oil Corporation.

23.6	*	Consent of Ryder Scott L.P., independent reserve engineers for Sabine Oil & Gas LLC.

23.7	*	Consent of Miller and Lents, Ltd., independent reserve engineers for Sabine Oil & Gas LLC.

24.1	*	Powers of Attorney (included on signature page hereto).

99.1	**	Form of Proxy Card for Holders of Sabine common stock.

99.2		Ryder Scott Company, L.P., Summary of Reserves of Sabine Oil & Gas LLC at December 31, 2013, incorporated by reference to Exhibit 99.4 to Form S-4 for New Forest Oil Inc. filed May 29, 2014 (File No. 333-196346).

99.3		Miller and Lents, Ltd., Summary of Reserves of Sabine Oil & Gas LLC at December 31, 2011 and 2012, incorporated by reference to Exhibit 99.5 to Form S-4 for New Forest Oil Inc. filed May 29, 2014 (File No. 333-196346).

99.4	*	Reserves Audit Report of DeGolyer and MacNaughton, independent petroleum engineering consulting firm, dated January 24, 2014, incorporated by reference to Exhibit 99.1 to Form 10-K for Forest Oil Corporation filed February 26, 2014 (File No. 001-13515).

*
Filed herewith.

**
To be filed by Amendment.

Item 22.    Undertakings

        The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (5)   That every prospectus: (i) that is filed pursuant to paragraph 4 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6)   To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (7)   To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 21, 2015.

SABINE OIL & GAS CORPORATION
By:	/s/ DAVID J. SAMBROOKS
	Name:	David J. Sambrooks
	Title:	President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints David J. Sambrooks and Timothy D. Yang, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-4, and to file the same with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on January 21, 2015.

Signature	Title

/s/ DAVID J. SAMBROOKS David J. Sambrooks	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
/s/ MICHAEL D. MAGILTON, JR. Michael D. Magilton, Jr.	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ LINDSAY R. BOURG Lindsay R. Bourg	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)